Form 20-F
period 2021-12-31
Dingdong (Cayman) Ltd
filed 2022-05-02
CIK 1854545

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from

to

Commission file number:
001-40533

Dingdong (Cayman) Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Building 6, 500 Shengxia Road
Shanghai, 200125
People’s Republic of China
+86
21-6858-5011
(Address of principal executive offices)
Le Yu, Chief Strategy Officer
Telephone: +86
21-6858-5011
Email: ir@100.me
Building 6, 500 Shengxia Road,
Shanghai, 200125
People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (two American depositary shares representing three Class A ordinary share, par value US$0.000002 per share)	DDL	New York Stock Exchange
Class A ordinary shares, par value US$0.000002 per share*		New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
299,797,728 Class A ordinary shares (including 109,944 treasury shares held by the depositary bank and 29,633,200 shares held by our ESOP platform for future exercise of share option awards granted under our share incentive plans), par value US$0.000002 per share, as of December 31, 2021.
54,543,800 Class B ordinary shares, par value US$0.000002 per share, as of December 31, 2021.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in
Rule 12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐  Yes    ☐  No
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐  Yes    ☒  No
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2
of the Exchange Act).    ☐  Yes    ☒  No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report only:

•	“ADRs” refers to the American depositary receipts that evidence the ADSs;

•	“ADSs” refers to the American depositary shares, each two of which represent three Class A ordinary shares;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refers to our Class A ordinary shares with a par value of US$0.000002 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares with a par value of US$0.000002 per share;

•	“Dingdong,” “we,” “us,” “our company” and “our” refer to Dingdong (Cayman) Limited, a Cayman Islands exempted company, and its subsidiaries and their respective subsidiaries, as the context requires;

•
“GMV” refers to gross merchandise value, which is the total value of all orders placed with us based on listed discounted prices of the ordered products. For the avoidance of doubt, the calculation of GMV does not take into consideration of discounts through coupons, and excludes shipping fees and orders that are returned, not delivered or not sold by all means;

•	“MAU” refers to monthly active users, which is the sum of accounts that have accessed the Dingdong Fresh through mobile apps at least once during a month;

•	“ordinary shares” or “shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.000002 per share;

•	“Renminbi” or “RMB” refers to the legal currency of China;

•	“SEC” refers to the United States Securities and Exchange Commission.

•
“transacting user” refers to a user account that paid for transactions of products on
Dingdong Fresh
, our app and mini programs, in a given period, regardless of whether the order is subsequently refunded;

•	“U.S. dollars” or “US$” refers to the legal currency of the United States.
Our reporting currency is the Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
FORWARD-LOOKING INFORMATION
This annual report contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties, and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial conditions, and results of operations;

•	the expected outlook of the fresh grocery e-commerce market in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with our users, clients, business partners, and other stakeholders;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.
This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

NON-U.S.
GAAP FINANCIAL INFORMATION
In this annual report, we disclose
non-GAAP
financial measures, such as
non-GAAP
net loss, which is our net loss excluding share-based compensation expenses, or non-GAAP
net loss margin, which is our
non-GAAP
net loss as a ratio to revenues, in evaluating our operating results and for financial and operational decision-making purposes. We believe that the non-GAAP financial
measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges
and do not correlate to any operating activity trends. We also believe that the non-GAAP financial
measures provide useful information about our company’s results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.
The non-GAAP financial
measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP
financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. Our definition of non-GAAP financial
measures may differ from those of industry peers and may not be comparable with their non-GAAP financial
measures.
We mitigate these limitations by reconciling
the non-GAAP financial
measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on the non-GAAP financial
measures, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—
Non-GAAP
Measures.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information
Our Corporate Structure
Dingdong (Cayman) Limited is a Cayman Islands holding company with no material operations of its own. We conduct our operations through our subsidiaries located in China, or PRC subsidiaries. Investors in the ADSs are not purchasing equity securities of our PRC subsidiaries but instead are purchasing equity securities of a Cayman Islands holding company.
We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”
The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, which may materially and adversely affect our business, financial condition, and results of operations.”

The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The audit report included in this annual report is prepared by an independent registered public accounting firm who is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if our auditor is unable to meet the PCAOB inspection requirement in time.” and “Item 3. Key Information—D. Risk
Factors-Risks
Relating to Our Business and Industry—Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Permissions Required from the PRC Authorities for Our Operations
We conduct our operations through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations, including, among others, Food Operating Permit, Record-filing for Operation of Medical Devices, and Registration of Single-Purpose Commercial Prepaid Cards. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”
Furthermore, in connection with our issuance of securities to foreign investors in the past, under current effective PRC laws, regulations, and regulatory rules, as of the date of this annual report, we (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been requested or were not denied such permissions by any PRC authority.
However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Cash Flows through Our Organization
Dingdong (Cayman) Limited is a Cayman Islands holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, the ability of Dingdong (Cayman) Limited to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends primarily paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Dingdong (Cayman) Limited. In addition, under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to Dingdong (Cayman) Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the PRC subsidiaries. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”
Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up
capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.” For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to Dingdong (Cayman) Limited by our PRC subsidiaries.
We have never declared or paid any dividends on our ordinary shares since our inception, nor have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”
Under PRC laws, Dingdong (Cayman) Limited may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2019, 2020 and 2021, the aggregate amount of capital contribution by Dingdong (Cayman) Limited and our intermediate holding companies to our PRC subsidiaries were RMB1,489.7 million, RMB1,947.6 million and RMB2,951.2 million (US$463.1 million), respectively. For the years ended December 31, 2019, 2020 and 2021, the Cayman Islands holding company and our intermediary holding companies provided loans of RMB174.0 million, nil and RMB2,900.4 million (US$455.1 million), respectively, to our PRC subsidiaries, and received loan repayments of nil, nil and RMB333.0 million (US$52.3 million), respectively.
A.
[Reserved]
B.
Capitalization and Indebtedness
Not applicable.
C.
Reasons for the Offer and Use of Proceeds
Not applicable.
D.
Risk Factors

Summary of Risk Factor
Set forth below is only a summary of the principal risks associated with an investment in our shares. See below under this “Item 3. Key Information—D. Risk Factors” for a detailed discussion of the numerous risks and uncertainties to which the Company is subject.

•	Our limited operating history makes it difficult to evaluate our business and prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

•	We have incurred net losses in the past and we may continue to incur losses in the future.

•	We face intense competition, and if we fail to compete effectively, we may lose market share, users and our business partners.

•
If we fail to anticipate user needs and provide superior user experience to attract and retain users and increase their purchase with us or fail to adapt our services or business model to evolving user needs or emerging industry standards, our business may be materially and adversely affected.

•
We rely heavily on sales of perishable products, and ordering errors or product supply disruptions or disruptions to our storage and distribution network may have an adverse impact on the profitability and operating results.

•	Any harm to our brand or reputation may materially and adversely affect our business and results of operations.

•
We rely on our suppliers and other business partners to provide quality products and services which are critical to our business. Any changes, interruptions or disruptions of our relationships with them or any interruptions or disruptions of, or negative publicity around, their business may adversely affect our operation.

•
Our quality control procedures may not be entirely effective. Any failure of or delay in developing and implementing updates in our quality control system may materially and adversely affect our business prospects.

•	If our expansion into new geographical areas is not successful, our business prospects and results of operations may be materially and adversely affected.

•	Our expansion into new product offerings or substantial increase in the number of our product offerings may expose us to new and increased challenges and risks.

•	We face potential liability, expenses for legal claims and harm to our business based on the nature of our business.

•
Failure to successfully manage our fulfillment infrastructure expansion or any interruption in the operation of the warehouse facilities for an extended period may negatively affect our business, prospects and results of operations.

•	We may be subject to product liability claims.

•	If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

•
There could be adverse legal, tax, and other consequences if delivery riders or workers at our regional processing centers and frontline fulfillment stations were to be classified as our employees or dispatched employees instead of independent contractors.

•
We engage labor service companies to provide outsourced personnel for a portion of our operations. We have limited control over these personnel and may be subject to liabilities arisen from contracts we enter into with such labor service companies.

•	Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

•
Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

•	We are subject to payment processing risk.

•
Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.

•	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

•	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

•	Our business may be subject to seasonal sales fluctuations.

•
We rely on proper operation and maintenance of our mobile platform and internet infrastructure and telecommunications networks in China. Any malfunction, capacity constraint or operation interruption may have an adverse impact on our business.

•
We identified material weaknesses in our internal control over financial reporting for the years ended December 31, 2019 and 2020 that have now been remediated. If we fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, meet our reporting obligations or prevent fraud.

•
The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect our business, financial condition, results of operations, and prospects.

•	We face risks related to natural disasters, health epidemics and other outbreaks, most notably those related to the outbreak of COVID-19.

•
The audit report included in this annual report is prepared by an independent registered public accounting firm who is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if our auditor is unable to meet the PCAOB inspection requirement in time.

•
Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
Proceedings instituted by the SEC against
PRC-based
“big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

•	Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations.

•	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

•
The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, which may materially and adversely affect our business, financial condition, and results of operations.

•
We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

•
Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

Risks Relating to Our Business and Industry
Our limited operating history makes it difficult to evaluate our business and prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.
We commenced our commercial operations in 2017 and have a limited operating history. In 2021, the total number of orders and average monthly transacting users reached 387.1 million and 8.8 million, respectively. In 2020, the total number of orders and average monthly transacting users were 198.5 million and 4.6 million, respectively. Our revenues increased by 192.2% from RMB3,880.1 million in 2019 to RMB11,335.8 million in 2020 and increased by 77.5% from RMB11,335.8 million in 2020 to RMB20,121.1 million (US$3,157.4 million) in 2021. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing user spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, decreasing demand for online groceries, and changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected, and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

We have incurred net losses in the past and we may continue to incur losses in the future.
Our total revenues grew from RMB11,335.8 million in 2020 to RMB20,121.1 million (US$3,157.4 million) in 2021, and our GMV grew from RMB13,032.2 million in 2020 to RMB22,704.1 million (US$3,562.8 million) in 2021. We had net loss of RMB1,873.4 million in 2019, RMB3,176.9 million in 2020 and RMB6,429.1 million (US$1,008.9 million) in 2021, and non-GAAP
net loss of RMB1,871.4 million in 2019, RMB 3,023.8 million in 2020 and RMB 6,113.7 million (US$959.4 million) in 2021. We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve and maintain profitability depends in large part on our ability to increase our gross margin by leveraging our product capabilities to manage our product mix and expand our product offerings, and our growth in scale to obtain more favorable terms from our suppliers. Accordingly, we intend to continue to invest for the foreseeable future in enhancement of product capabilities and the expansion of our user bases, as well as technology innovation and research and development capabilities to support such expansion. As a result of the foregoing, we may continue to incur losses in the future. In addition, any change in macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner may also cause us to incur losses in the future.
We face intense competition, and if we fail to compete effectively, we may lose market share, users and our business partners.
The
e-commerce
industry in China, in particular the fresh grocery
e-commerce
industry, is intensely competitive. We compete for users, orders, products and third-party suppliers. Our current or potential competitors include (i) other fresh grocery
e-commerce
players in China, (ii) traditional
e-commerce
and other Internet companies in China, and (iii) major traditional retailers in China that are moving into fresh grocery
e-commerce
and physical retail stores and supermarkets. See “Item 4. Information on the Company—B. Business Overview—Competition.”
Increased competition may reduce our margins and market share and impact brand recognition, or result in significant losses. When we set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits to compete with us, we may have to lower our own prices or offer additional benefits or risk losing market share, either of which could harm our financial condition and results of operations.
Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger user bases, better access to users, higher penetration in certain regions or greater financial, technical or marketing resources than we do. In addition, smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their websites, mobile apps and systems development than us. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.
If we fail to anticipate user needs and provide superior user experience to attract and retain users and increase their purchase with us or fail to adapt our services or business model to evolving user needs or emerging industry standards, our business may be materially and adversely affected.
The fresh grocery
e-commerce
market in which we operate as well as user needs and preferences are constantly evolving. As a result, we must continuously respond to changes in the market and user demand and preferences to remain competitive, grow our business and maintain our market position. We intend to further diversify our product and service offerings to add to our revenue sources in the future. New products and services, new types of users or new business models may involve risks and challenges we do not currently face. Any new initiatives may require us to devote significant financial and management resources and may not perform as well as expected. Furthermore, we may have difficulty in anticipating user demand and preferences, and the products offered by us may not be accepted by the market.

Therefore, any inability to adapt to these changes may result in a failure to capture new users or retain existing users, the occurrence of which would materially and adversely affect our business, financial condition and results of operations.
In addition, to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our app and mini programs. The internet and
e-commerce
markets are characterized by rapid technological evolution, changes in user requirements and preferences, frequent introductions of new products, features and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop and adapt to new technologies useful in our business, and respond to technological advances and emerging industry standards and practices, in particular with respect to mobile internet, in a cost-effective and timely way. We cannot assure you that we will be successful in these efforts.
We rely heavily on sales of perishable products, and ordering errors or product supply disruptions or disruptions to our storage and distribution network may have an adverse impact on the profitability and operating results.
We rely on various suppliers and vendors to provide and deliver our perishable product inventory promptly on an ongoing basis. We could suffer significant product inventory losses in the event of the loss of a major supplier or vendor, disruption of our storage and distribution network, extended power outages, natural disasters or other catastrophic occurrences. We have implemented certain systems to ensure our ordering is in line with demand. We cannot assure you, however, that our ordering system will always work efficiently, in particular in connection with expanding regional processing centers and frontline fulfillment stations to new geographic areas where we have limited local experience. If we were to over-order, we could suffer inventory losses, which would negatively impact our operating results.
Any harm to our brand or reputation may materially and adversely affect our business and results of operations.
We believe that the recognition and reputation of our Dingdong or “叮咚买菜” brand among our users, suppliers and third-party service providers have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

•	offer and maintain a wide selection of high-quality products;

•	provide a superior shopping experience to users;

•	maintain the popularity, attractiveness, diversity, quality and authenticity of our product offerings;

•	maintain the efficiency, reliability and quality of the fulfillment and delivery services to our users;

•	maintain or improve users’ satisfaction with our after-sale services;

•	increase brand awareness through marketing and brand promotion activities; and

•
preserve our reputation and goodwill in the event of any negative publicity on consumer experience, internet and data security, product quality, price or authenticity, or other issues affecting us or other fresh grocery
e-commerce
businesses in China.

Public perception that tainted, spoiled, counterfeit, unauthorized, illegal, or infringing products are sold on
Dingdong Fresh
or that we do not provide satisfactory consumer services, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new users or retain our current users. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our brand, products and services, it may be difficult to maintain and grow our user base, and our business and growth prospects may be materially and adversely affected.
We rely on our suppliers and other business partners to provide quality products and services which are critical to our business. Any changes, interruptions or disruptions of our relationships with them or any interruptions or disruptions of, or negative publicity around, their business may adversely affect our operation.
We source products from third-party suppliers and vendors. We had over 2,800 suppliers in 2021. Our suppliers include local farms, regional distributors and manufacturers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing and payment terms and in sufficient quantities. We typically enter into one-year
framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, pandemics, natural disasters or other causes. In the event that we are not able to procure products at favorable prices and at sufficient quantities, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant farms or manufacturer to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our users, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

Additionally, we also rely on a large number of business partners, such as logistic service providers, lessors of our equipment, warehouse and distributor centers, and labor service companies to provide various services to our customers and ourselves. To the extent they are unable to provide satisfactory services, which may be attributable to events that are beyond our or their control, such as inclement weather or transportation service quality disruptions, our business and reputation may be adversely affected. Claims and negative publicity related to their business, e.g. personal injury, death or property damage resulting from traffic accidents caused by our riders, may result in our liabilities or negatively affect our brand image and reputation among customers and in the local community. As our business partners are not directly managed by us, we cannot assure you that breaches will not occur in the future regardless of the precautionary measures we have taken, and will take, to screen and monitor their performance. If we are unable to effectively address these risks, our brand image, reputation and financial performance may be materially and adversely affected.
Our quality control procedures may not be entirely effective. Any failure of or delay in developing and implementing updates in our quality control system may materially and adversely affect our business prospects.
Although we have developed
end-to-end
quality control procedures through our 7+1 Quality Control Procedure across the entire procurement and fulfillment process, we cannot assure you that we can always identify every quality control issue due to potential flaws, loopholes and bugs of our procedures and human errors, and our efforts to patch up or update our quality control procedures may suffer from delays or failures due to external factors not entirely under our control. In addition, there are inherent limitations in sampling inspection of non-standard
products such as fresh produce, seafood, meats, which may not identify all the defects and flaws. Our rapid expansion, which results in increased cooperation with an increasing number of suppliers and business partners, evolving and increasingly complex supply chain, and continued digitalization efforts across the fulfillment process all possess the potential to exacerbate the pressure on our quality control procedures, which are in turn required to be reinvented and perfected at a rapid pace. We have detected and remedied several cases of sub-par
products being sold on
Dingdong Fresh
, e.g. excessive pesticide or heavy metal residues. Despite our rectification efforts, we are unable to entirely rule out the possibility that similar incidents will take place again in the future. As the performance, reliability and robustness of our quality control procedures are vital to our success, our reputation may be materially and adversely affected, our market share could decline and we could be subject to product recalls, penalties or liability claims if we encounter disruptions caused by failures in our quality control procedures.

If our expansion into new geographical areas is not successful, our business prospects and results of operations may be materially and adversely affected.

We have a track record of successfully expanding into new geographical areas. We have successfully expanded our business to over 35 cities across China as of March 31, 2022. We cannot assure you that we will be able to maintain this momentum in the future. And, as of the date of this annual report, a significant portion of our revenue and GMV was derived from the Yangtze River Delta megalopolis, though the revenue contribution generated from such region has been decreasing. We are expanding into more lower-tier cities and towns across China. Expansion into new geographical areas involves new risks and challenges. Our lack of familiarity with, and relevant transaction data relating to, these geographical areas may make it more difficult for us to keep pace with the evolving consumer demands and preferences. In addition, there may be one or more existing market leaders in any geographical area that we decide to expand into. Such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their deeper data insight and greater brand recognition among consumers. We may need to adjust our pricing strategies and make additional marketing efforts to gain market share or remain competitive in new markets. Furthermore, we cannot assure you that we will be able to lease suitable fulfillment facilities on commercially acceptable terms or at all. Moreover, there may be a lack of demand for fresh groceries
e-commerce,
the order density in those smaller, less developed areas may not be sufficient to allow us to operate our own delivery network in a cost-efficient manner and we may need to adjust our pricing strategies to adapt to local economic conditions. Also, the expansion into new geographical areas may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.
Our expansion into new product offerings or substantial increase in the number of our product offerings may expose us to new and increased challenges and risks.
We have expanded our offerings from fresh produce, meat and seafood to prepared food and other food products such as dairy and bakery products, snacks, oil, seasonings and beverage, and we may further expand to other offerings. Offering new SKUs, expansion into diverse new products and offerings and increased number of products and SKUs involves new risks and challenges. Our lack of familiarity with new products and services and lack of relevant experience relating to these new offerings may make it more difficult for us to anticipate user demand and preferences. We may misjudge user demand and the potential profitability of a new product or service. We may find it more difficult to inspect and control quality and ensure proper handling, storage, and delivery of new products. We may experience higher return rates on new products, user complaints about new products and services, and costly liability claims as a result of selling such products and services, any of which would harm our brand and reputation as well as our results of operations. We may need to adjust our pricing strategies and make additional marketing efforts to gain market share or remain competitive in new categories including offering users category-specific coupons and organizing cross-category promotion events. It may be difficult for us to achieve profitability in the new product or service categories and our profit margin, if any, may be lower than we anticipate or have experienced historically, which would adversely affect our results of operations. We cannot assure you that we will be able to recoup our investments in introducing any new product and service categories.
We face potential liability, expenses for legal claims and harm to our business based on the nature of our business.
We face potential liability, expense for legal claims and harm to our business relating to the nature of our industry. For example, third parties could assert legal claims against us in connection with sub-quality
products we sold and traffic accidents involving our riders, labor disputes, sales contract disputes, and lease disputes, etc., where we could be held liable. We have in the past received claims alleging our infringement of third parties’ rights and we currently do not have any material pending claims as of the date of this annual report. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. Moreover, such third-party claims could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

We have been and expect to continue to be subject to legal claims. Potentially, the frequency of such claims could increase in proportion to the number of users that use our app and mini programs. As a publicly listed company with a higher profile, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be compelled to remove content or may be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.
Failure to successfully manage our fulfillment infrastructure expansion or any interruption in the operation of the warehouse facilities for an extended period may negatively affect our business, prospects and results of operations.
We believe that our fulfillment infrastructure, consisting of strategically located regional processing centers and frontline fulfillment stations, is essential to our success. In the future, we will add new regional processing centers and frontline fulfillment stations in more locations across China, to enhance the efficiency in fulfilling the rapidly increasing orders placed from all areas in China. As we continue to add fulfillment capability, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to add suitable warehouse facilities on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our fulfillment infrastructure. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our fulfillment infrastructure successfully, it may not give us the competitive advantage that we expect if improved third-party fulfillment services become widely available at reasonable prices to
e-commerce
companies in China.
In addition, our ability to process and fulfill orders accurately and provide high quality user service depends on the smooth operation of our regional processing centers and frontline fulfillment grid and their respective facilities. Most of the warehouses we use are operated by ourselves and staffed by our fulfillment specialists and outsourced workers recruited through third-party vendors. We provide our operating standards under our agreements with third-party vendors and typically renew these agreements on an annual basis. Any decrease in the quality of service offered by these third-party vendors will adversely affect our reputation and business operations. The warehouse facilities may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure,
break-ins,
earthquake, human error and other events. If any of the warehouse facilities were rendered incapable of operations, then we may be unable to fulfill our orders on a timely basis. In addition, we may be required to search for and relocate to, alternative properties in case of such damages or if the properties concerned are challenged by third parties or governmental authorities, which would cause interruption to our business. Please also refer to “—The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect our business, financial condition, results of operations, and prospects.” We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.
We may be subject to product liability claims.
The products we offer may be perished, tainted or defective. As a result, sales of such products could expose us to product liability claims relating to food poisoning or tampering and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the retailer of the product. Although we would have legal recourse against the suppliers of such products under PRC law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation. We may also experience negative impact on our reputation due to real or perceived quality or health issues with the food products we sold.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.
Our scale and business model require us to manage a large volume of inventory, including perishable produce and meats, effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our users may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment, and they may not be returnable.
Our inventories have increased by 139.4% from RMB161.4 million as of December 31, 2019 to RMB386.4 million as of December 31, 2020, while our revenues increased by 192.2% during the corresponding period. Our inventories have increased by 39.1% from RMB386.4 million as of December 31, 2020 to RMB537.5 million (US$84.3 million) as of December 31, 2021, while our revenues increased by 77.5% during the corresponding period. While our inventory turnover days are shorter than those of our peers, as we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.
If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.
On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.
There could be adverse legal, tax, and other consequences if delivery riders or workers at our regional processing centers and frontline fulfillment stations were to be classified as our employees or dispatched employees instead of independent contractors.
We have established business outsourcing relationships with third-party labor service companies for provision of delivery riders and workers at our regional processing centers and frontline fulfillment stations, pursuant to which we pay service fees to third-party labor service companies who, as our independent contractors, shall be responsible for the hire of workers and entry into relevant agreement with those workers accordingly. We believe that our workforce model is consistent with the prevailing practice in the fresh grocery
e-commerce
industry and recent policies of the State Council of the People’s Republic of China, or the State Council, that promote consumer service businesses and the associated workforce model through flexible regulatory measures. Furthermore, as those workers do not have any contractual relationships with us and get paid from third-party labor service companies, we believe such delivery riders and workers are independent from us. As such, we do not believe that they should be deemed as our employees or dispatched employees under the relevant PRC laws and regulations. As of the date of this annual report, our workforce model has not been investigated or challenged by any government authorities, nor are we aware of any government action contemplated or threatened. However, we have been previously involved in individual lawsuits brought by third parties to seek compensation from us for injuries caused by delivery riders during their course of service. While we have purchased insurance policies for our delivery riders, we cannot assure you that our insurance coverage is sufficient to prevent our delivery riders from any loss or that we will be able to successfully claim their losses under our current insurance policy on a timely basis.

We cannot assure you that we will not be involved in lawsuits or arbitration cases in which the judge or arbitrator may side with the claimant in determining the relationship with delivery riders in the future. We also cannot assure you that we will not be subject to government investigations on or challenges to the legality of our workforce model in the future. If, as a result of legislation or judicial decisions, we are required to classify delivery riders or workers at our regional processing centers and frontline fulfillment stations as our employees or dispatched employees, we would incur significant additional expenses for compensating delivery riders, potentially including expenses associated with various employee benefits pursuant to relevant PRC laws and regulations. In addition, we may be required to fundamentally change our operation model to comply with the relevant PRC laws and regulations, including the requirement that the total number of dispatched employees may not exceed 10% of the total number of workforce. We would also be subject to claims for vicarious liability in relation to torts committed by delivery riders during their course of services, or other claims under the relevant PRC laws and regulations under such scenario. Any of the foregoing could significantly increase our costs to serve users, harm our reputation and brand, subject us to rectification orders and fines, and cause us to significantly alter our existing business model and operations. As a result, our business, financial condition, results of operations and prospects will be materially and adversely affected.
We engage labor service companies to provide outsourced personnel for a portion of our operations. We have limited control over these personnel and may be subject to liabilities arisen from contracts we enter into with such labor service companies.
We engage labor service companies who send a large number of their employees to work at our facilities for picking, packing and delivery, etc. We enter into agreements with the labor service companies only and therefore do not have any direct contractual relationship with these outsourced personnel. Since these outsourced personnel are not directly employed by us, our control over them is more limited as compared to our own employees. If any outsourced personnel fails to operate or perform its duties in accordance with our protocols, policies and business guidelines, our market reputation, brand image and results of operations could be materially and adversely affected.
Our agreements with the labor service companies provide that they independently assume employers’ responsibilities or other responsibilities stipulated by laws and regulations for outsourced personnel and that they will be the party responsible for any personal or property losses during the outsourced personnel’s work. However, if the labor service companies violate any relevant requirements under the applicable PRC labor laws, regulations or their employment agreements with the personnel, such personnel may claim compensation from us as they provide their services at our facilities. As a result, we may incur legal or financial liability, and our market reputation, brand image as well as our business, financial condition and results of operations could be materially and adversely affected.

Failure in our IT systems or delays in the development and implementation of updates or enhancements to those systems could significantly disrupt our operations.
The proper functioning of our IT systems is essential to our business. The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to attract and retain users and our ability to maintain and deliver consistent services to our users. However, our technology infrastructure may fail to keep pace with increased sales on
Dingdong Fresh
, in particular with respect to our new product and service offerings, and therefore our users may experience delays as we seek to source additional capacity, which would adversely affect our results of operations as well as our reputation.
Additionally, we must continue to upgrade and improve our technology infrastructure to support our business growth. However, we cannot assure you that we will be successful in executing these system upgrades, and the failure to do so may impede our growth. We currently rely on cloud services and servers operated by external cloud service providers to store our data, to allow us to analyze a large amount of data simultaneously and to update our user database and user profiles quickly. Any interruption or delay in the functionality of these external cloud service and server providers may materially and adversely affect the operations of our business.
We may be unable to monitor and ensure high-quality maintenance and upgrade of our IT systems and infrastructure on a real-time basis, and our users have experienced service outages and delays in the past in accessing and using our app and mini programs to place orders. In addition, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, which can put additional online demand at specific times. Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our app and mini programs or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of our product offerings. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins
and similar disruptions, which could lead to system interruptions, website or mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill orders. Any of such occurrences could cause severe disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.
Undetected programming errors or flaws or failure to maintain effective user service could harm our reputation or even cause direct loss to us which would materially and adversely affect our results of operations.
Our app, mini programs and internal systems rely on software that is highly technical and complex. In addition, our app, mini programs and internal systems depend on the ability of such software to store, retrieve, process and manage an immense amount of data and the ability of its operators to operate this complex system properly. The software on which we rely may contain undetected programming errors or design defects, some of which may only be discovered after the code has been released for external or internal use. Improper operations or other human errors may also occur from time to time as a result of operating this software and complex system. Programming errors or design defects within the software or human errors in connection with the operation of the software may result in negative user experience, delay in introductions of new features or enhancements or compromise our ability to provide effective user service and enjoyable user engagement. They could cause harm to our reputation, loss of users, and/or direct economic loss to us.
Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.
A significant challenge to the
e-commerce
industry is the secure storage of confidential information and its secure transmission over public networks. A majority of the orders and the payments for our products are made through our mobile app. In addition, all online payments are settled through third-party online payment services. Maintaining complete security on app and mini programs and systems for the storage and transmission of confidential or private information, such as users’ personal information, payment-related information and transaction information, is essential to maintain consumer confidence in our systems.

We have adopted strict security policies and measures, including encryption technology, to protect our proprietary data and user information. We have not encountered instances of material data breach or unauthorized system intrusion. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold with respect to our users. Such individuals or entities obtaining confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our users may choose to make payment for purchases. Any negative publicity on our safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security or the information security measures of our contracted third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.
Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
Our business collects, generates and processes a large amount of data. We face risks inherent in handling and protecting them. Concerns about the collection, use, or security of personal information or other privacy-related matters, even for those without merit, could damage our reputation, cause us to lose users and adversely affect our business and results of operations. In particular, we face a number of challenges relating to data from transactions and other activities on our app and mini programs, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;

•	addressing concerns related to privacy and safety, security and other factors; and

•
complying with applicable laws, rules and regulations relating to the collection, use or security of personal information, including any requests from regulatory and government authorities relating to such data.

We are required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cybersecurity Law, to ensure the confidentiality, integrity and availability of the information of our users, members, and suppliers, which is also essential to maintaining their confidence in our services. However, the interpretation and implementation of such laws in China and elsewhere are often uncertain and in flux.
In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which provides that network operators must meet their cybersecurity obligations and must take technical measures and other necessary measures to protect the safety and stability of their networks. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the PRC Cybersecurity Law and related data privacy and protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Privacy.”

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. The activities of third parties, such as our users, suppliers, and other business partners are beyond our control. If any of these parties violate the PRC Cybersecurity Law and related laws and regulations, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to regulatory actions. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and business partners from using our services and subject us to claims, fines, and damages, which could have a material adverse effect on our business and results of operations.
Furthermore, on August 20, 2021, the Standing Committee of the National People’s Congress issued the Personal Information Protection Law, which provides the basic regime for personal information protection. On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with other PRC governmental authorities, promulgated the Measures for Cybersecurity Review, or the Cybersecurity Measures, which took effect from February 15, 2022. Pursuant to the Cybersecurity Measures, the purchase of network products and services of a critical information infrastructure operator and data processing activities of an online platform operator that affect or may affect national security shall be subject to the cybersecurity review. Alternatively, relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine any network products and services, and data processing activities affect or may affect national security. On November 14, 2021, the CAC published the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Regulations, pursuant to which a “data processor” shall also be subject to cybersecurity review if it conducts other activities that affect or may affect national security. As of the date of this annual report, the Draft Cyber Data Regulations is still in draft form and has not come into force. New laws or regulations concerning data protection and cyber security, or the interpretation and implementation of such new laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. The introduction of new products or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.
We are subject to payment processing risk.
Our users pay for our products using a variety of different online payment methods. We rely on third parties to process such payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted.

We also do not have control over the security measures of our third-party payment service providers, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet security breach were to occur, users concerned about the security of their online payments may become reluctant to purchase our products and services through payment service providers even if the publicized breach did not involve payment systems or methods used by us. If any of the above were to occur and damage our reputation or the perceived security of the payment systems that we use, we may lose paying users as they may be discouraged from purchasing products or services in our community, which may adversely affect our business and results of operations.
Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.
Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation and other governmental authorities in charge of the relevant categories of products sold by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment.
The fresh grocery
e-commerce
industry is subject to comprehensive government regulations and supervisions, and we are required to hold or apply for various permits, licenses or filings for conducting our business covering various business type, such as hot or cold food production, food sale or food distribution. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Licenses, Permits, Registrations and Filings.” As of the date of this annual report, we have not obtained and are still in the process of applying for some licenses and permits that are necessary for our business operation, which is subject to regulatory approvals, cooperation from contract counterparties and certain other factors that are beyond our control. In addition, under relevant PRC laws and regulations, we shall specify the addresses of the warehouses in each food operating license, or otherwise, may be subject to regulatory fines and administrative penalties. As of the date of this annual report, not all of the addresses of our regional processing centers and frontline fulfillment stations are currently specified in the relevant food operating licenses. While we are in the process of completing such registration and update to cover the addresses of all of our regional processing centers and frontline fulfillment stations, we may be subject to regulatory fines of up to RMB2,000 per incidence of violation should we fail to rectify as required by regulators. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business without the above mentioned approvals, filings, registration and permits. However, we cannot assure you that we will not be subject to any penalties in the future.

As the online retail industry is still evolving in China, new laws and regulations may be adopted from time to time and regulators may interpret existing laws and regulations differently from what they do now to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to online retail businesses. For example, if a warehouse is not involved in providing any operating service to third parties, such warehouse is not required to be registered as a branch or subsidiary under currently applicable PRC laws and regulations. However, if any operating service is conducted, a company shall register such warehouse in accordance with relevant laws and regulations. As of the date of this annual report, all of our regional processing centers and frontline fulfillment stations have not conducted any operating services by providing warehousing or other service to any third parties as other warehouses which are required to be registered under applicable laws and regulations, but are used only for the purpose of sorting and storing our products before delivering such products to our users since their establishment. Therefore, we do not believe that we are required to register any of our regional processing centers and frontline fulfillment stations under relevant laws and regulations. However, we cannot assure you that we will not be required to register our regional processing centers and frontline fulfillment stations in the future pursuant to then applicable laws or regulations. If the PRC government considers that we were operating without the proper approvals, licenses, filings, registration or permits or promulgates new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these and other regulatory actions by the PRC governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business and have a material and adverse effect on our results of operations. In addition, if we were to use new or additional domain names to conduct our business, we would have to apply for the same set of government authorizations or amend the current ones. There is no assurance that we will be able to complete such procedures timely.
Furthermore, pursuant to the Cybersecurity Measures, the purchase of network products and services of a critical information infrastructure operator and data processing activities of an online platform operator that affect or may affect national security shall be subject to the cybersecurity review. Furthermore, relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine any network products and services, and data processing activities affect or may affect national security. The Cybersecurity Measures also elaborated the factors to be considered when assessing the national security risks of the relevant activities. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we should file for a cybersecurity review. However, since the Cybersecurity Measures are relatively new and provide no further explanation or interpretation on the determination of “affecting national security”, there remain uncertainties as to whether our data processing activities may be deemed to affect national security. If we are required to apply for cybersecurity review for our business operation, it is uncertain whether we can or how long it will take us to complete such review procedures.
In addition to licenses, filings, registration and permits, laws and regulations may require
e-commerce
operators to take measures to protect consumer rights. Failure to do so may subject the
e-commerce
operators to rectification requirements and penalties. Although we endeavor to follow the laws and regulations, there is no assurance that we can timely react to the evolving requirements, and the government authorities may, to certain extent, have discretion in determining whether such requirements have been strictly complied with. If the government authorities deem that we fail to meet such requirements, we may receive warnings, be ordered to make rectifications, or subject to other administrative sanctions that may have material adverse effect on our business, financial condition and our results of operations.
We may engage in acquisitions, investments or strategic alliances in the future, which could require significant management attention and materially and adversely affect our business and results of operations.
We may identify strategic partners to form strategic alliances, invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. These transactions may involve minority investments in other companies, acquisitions of controlling stakes in other companies or acquisitions of selected assets.

Any future strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own may divert management from their primary responsibilities and subject us to additional liabilities. In addition, the costs of identifying and consummating investments and acquisitions may be significant. We may also incur costs and experience uncertainties in completing necessary registrations and obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. The costs and duration of integrating newly acquired assets and businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition, results of operations and cash flow.
If we fail to hire, retain and train qualified employees or sufficient workforce while controlling our labor costs, our business may suffer.
We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Our future success depends on our ability to attract, retain and train a large number of qualified employees. Our fulfillment infrastructure is labor intensive and requires a substantial number of workers, and these positions tend to have higher than average turnover. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery personnel and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our regional processing centers and frontline fulfillment stations and more generally in the urban areas where we maintain our frontline fulfillment stations. Because we operate our own fulfillment infrastructure, which requires a large and rapidly growing workforce, our cost structure is more vulnerable to labor costs than that of many of our competitors, which may put us at a competitive disadvantage. If we are unable to attract and retain sufficient and qualified personnel, our business and growth may be materially and adversely affected. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.
Our user operating metrics and other estimates are subject to inherent challenges in measuring our operating performance, which may harm our reputation.
We regularly review our operating metrics in relation to our users to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using our internal data, have not been validated by an independent third party, and may not be indicative of our future operation results. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our app and mini programs are used across a large population in China. Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of transacting users were to occur, we might expend resources to implement unnecessary business measures or fail to take required actions to remedy an unfavorable trend. If investors do not perceive our user or other operating metrics to accurately represent our user base, or if we discover inaccuracies in our user or other operating metrics, our reputation may be harmed.
We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.
We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by products offered by our suppliers and our services or other aspects of our business.

There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.
We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
We regard our trademarks, copyrights, patents, domain names, know-how,
proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete
agreements with our employees and others, to protect our proprietary rights. We are aware of certain copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, against which we are considering initiating lawsuits, and we may continue to become an attractive target to such attacks in the future because of our brand recognition in the online retail industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete
agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our management and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.
We have granted and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.
We adopted a series of equity incentive plans to attract and retain key personnel and employees. For the years ended December 31, 2019, 2020 and 2021, we recorded share-based compensation expenses of RMB2.0 million, RMB153.1 million and RMB315.4 million (US$49.5 million), respectively. Competition for highly skilled personnel is often intense and we may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
Our business may be subject to seasonal sales fluctuations.
We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. We have experienced seasonal fluctuations in customer purchases in our business. For example, we typically experience higher user traffic and more purchase orders during the summer holidays as families tend to cook more often for kids at home and lower traffic during the Chinese New Year. Due to the foregoing factors, our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.
We rely on proper operation and maintenance of our mobile platform and internet infrastructure and telecommunications networks in China. Any malfunction, capacity constraint or operation interruption may have an adverse impact on our business.
Currently, all of our sales of products are generated online through
Dingdong Fresh
, our mobile app and mini-programs. Therefore, the satisfactory performance, reliability and availability of our mobile platform are critical to our success and our ability to attract and retain users. Our business depends on the performance and reliability of the internet infrastructure in China. The reliability and availability of our mobile platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our users could be adversely affected. Access to internet in China is maintained through state-owned telecommunications carriers under administrative control, and we obtain access to end-user
networks operated by such telecommunications carriers and internet service providers to give users access to our mobile platform. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our mobile platform. Service interruptions prevent users from accessing our mobile platform and placing orders, and frequent interruptions could frustrate users and discourage them from attempting to place orders, which could cause us to lose users and harm our operating results.

Misconduct, errors and failure to function by our employees could harm our business and reputation.
Illegal, fraudulent or collusive activities by our employees could also subject us to liability or negative publicity. Although we have implemented internal controls and policies with regard to sales activities and other relevant matters, we cannot assure you that our controls and policies will prevent fraud or illegal activity by our employees or that similar incidents will not occur in the future. Any illegal, fraudulent or collusive activity could severely damage our brand and reputation, which could drive consumers away from us, and materially and adversely affect our business, financial condition and results of operations.
Failure of us, our employees, affiliates and business partners such as suppliers and third-party couriers to comply with anti-corruption laws and regulations and our anti-corruption policies and procedures could severely damage our reputation, and materially and adversely affect our business, financial condition, results of operations and prospects.
We are subject to risks in relation to actions taken by us, our employees, affiliates and business partners such as suppliers, labor service companies and logistic service providers that constitute violations of the anti-corruption laws and regulations. While we have adopted anti-corruption policies, these policies may not be followed at all times, and they may not effectively detect and prevent all violations by us or our employees, affiliates or business partners. While we adopt strict internal procedures and work closely with relevant government agencies to ensure compliance with relevant laws and regulations, our efforts may not be sufficient to ensure that we, our employees, affiliates and business partners comply with relevant laws and regulations at all times. If we, our employees, affiliates and business partners violate these laws, rules or regulations or our policies, we could be subject to fines and/or other penalties and our reputation, corporate image and business operations may be materially and adversely affected. Actions by PRC regulatory authorities or the courts to provide an interpretation of PRC laws and regulations that differs from our interpretation or to adopt additional anti-bribery or anti-corruption related regulations could also require us to make changes to our operations. If we are unable to effectively address these risks, fail to comply with these measures, or become the target of any negative publicity as a result of actions taken by us, our employees, affiliates and business partners, our brand image, reputation and financial performance may be materially and adversely affected.
User growth and activity on mobile devices depend upon effective use of mobile operating systems, networks and standards that are beyond our control.
Purchases using mobile devices by consumers generally, and by our users specifically, have increased significantly, and we expect this trend to continue. To optimize the mobile shopping experience, we are somewhat dependent on our users downloading our specific mobile apps for their particular devices as opposed to accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile apps into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app download stores, if our apps receive unfavorable treatment compared to competing apps on the download stores, or if we face increased costs to distribute or have users use our mobile apps. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our users to access and use our sites on their mobile devices, or if our users choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our user growth could be harmed and our business, financial condition and operating results may be adversely affected.

Uncertainties exist with respect to the interpretation and implementation of Anti-Monopoly Guide of the Antimonopoly Commission of the State Council for the Platform Economy Sector and how these may impact our business operations.
On February 7, 2021, Anti-Monopoly Guide of the Anti-monopoly Commission of the State Council for the Platform Economy Sector, or the Guide, was officially issued and became effective. The Guide provides operational standards and guidelines to be applied in identifying certain monopolistic acts of internet platforms which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products. In addition, internet platforms’ compulsory collection of unnecessary user data may be viewed as abuse of dominant market position that may have the effect to eliminate or restrict competition. As the Guide only became effective recently, uncertainties exist with respect to its interpretation and implementation. The enactment of the Guide may significantly change the competitive landscape of overall
e-commerce
industry, which may have adverse effect on our business operation.
We identified material weaknesses in our internal control over financial reporting for the years ended December 31, 2019 and 2020 that have now been remediated. If we fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, meet our reporting obligations or prevent fraud.
We are not required to provide a report of management on our internal controls and procedures over financial reporting and our independent registered public accounting firm is not required to conduct an audit of our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However we and our independent registered accounting firm identified two material weaknesses in our internal controls over financial reporting in connection with our consolidated financial statements as of and for the years ended December 31, 2019 and 2020. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis. The material weaknesses identified related to our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules, and (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements.
As further described in Part II, Item 15 “Controls and Procedures,” we developed a detailed plan to address the material weaknesses and were successful in our remediation as of December 31, 2021. However, there can be no assurance that we will not identify additional control deficiencies or material weaknesses in the future. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxely Act of 2002. Due to its inherent limitations, there is no assurance that an internal control system can detect all errors or instances of fraud, if any, within our company. If we fail to maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect our business, financial condition, results of operations, and prospects.
We lease premises in China in various locations for our fulfillment facilities and offices. With respect to our leased premises, some lessors do not possess or have not provided us with property ownership certificates or other documents evidencing their rights to lease such premises to us, have other restrictions on their ownership or the usage of the properties, or have not completed required registrations. Therefore, we cannot assure you that we will not be subject to any challenges, lawsuits, or other actions taken against us with respect to our leased premises. In addition, although we are in the process of obtaining fire-control registration for these leased premises as required by relevant PRC laws and regulations, we cannot control whether our lessors have completed or would cooperate with us to complete the required fire-control registration, or whether we would be able to obtain such fire control registrations in a timely manner or at all. A substantial portion of our leased properties in China have not obtained fire-control registrations as required by relevant PRC laws. If our lessors’ right to lease premises is successfully challenged by any third party or governmental authority or if they fail to cooperate with us to complete the required registrations, or the registrations are otherwise not completed, our lease agreements may not be enforceable and we may be forced to vacate the premise and relocate to a different premise and/or subject to fines or other penalties.
We have not registered most of our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, all lease agreements are required to be registered and filed with the relevant government authority. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the relevant government authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered
lease if we fail to complete the registration within the prescribed timeframe after receiving the notice from the relevant PRC government authorities. As of the date of this annual report, we have not been ordered by relevant government authorities to register our lease agreements or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for failure of registering our lease agreements. Although we have proactively requested that the applicable lessors complete or cooperate with us to complete the registration in a timely manner, we are unable to control whether and when such lessors will do so and therefore we cannot assure you that we will complete registration of our lease agreements in a timely manner or at all. In the event that a fine is imposed on both the lessor and lessee, and if we are unable to recover from the lessor any fine paid by us, such fine will be borne by us.
We have limited business insurance coverage.
In line with general market practice, we maintain business insurances covering damages to our properties and IT infrastructures, but do not maintain any business interruption insurance or key man life insurance, which are not mandatory under the applicable laws. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all.
If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected. In addition, not all of our regional processing centers and frontline fulfillment stations are covered by insurances. Consequently, any material or extended business disruption may result in substantial costs and expenses and the diversion of our resources, financial, managerial, or otherwise, which could have an adverse effect on our business, results of operations, financial condition, and prospects.

We face risks related to natural disasters, health epidemics and other outbreaks, most notably those related to the outbreak of
COVID-19.
Our business could be adversely affected by the effects of epidemics, including
COVID-19,
avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities.
In December 2019, a novel strain of coronavirus, referred to as 2019-ncov,
COVID-19
coronavirus epidemic, or
COVID-19,
was identified.
COVID-19
has since spread in China and the rest of the world. The global pandemic resulting from the outbreak of
COVID-19
has disrupted global health, economic and market conditions, consumer behavior and food service operations. Starting from early 2020, in response to intensifying efforts to contain the spread of
COVID-19,
the Chinese government has taken a number of actions, which include quarantining individuals infected with or suspected of having
COVID-19,
restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The pandemic resulted in a general slowdown in China’s economy and adversely affected our operations, such as the delays of the expansion of our fulfillment network. In particular, the travel restrictions resulted in a short-term shortage of migrant workers in large cities who could serve as our delivery riders, which temporarily and adversely affected the delivery speed for products ordered on
Dingdong Fresh
.
In the fiscal year of 2021, some instances of
COVID-19
infections emerged in various regions of China, resulting in the regional shutdown and delay in the commencement of operations, as well as travel restrictions of varying degrees. Since December 2021, there has been a resurgence of
COVID-19
outbreaks in certain provinces or cities of China due to the Delta and Omicron variants. As a result, the Chinese government has implemented similar measures as described above to contain further spread of
COVID-19.
Some of our regional processing centers or frontline fulfillment stations in the affected regions were temporarily closed, adversely affecting our operating efficiency and capacity. Because of the city-wide lock-downs from time to time, there have been significant strains on offline operating activities and negative impact on our operations.
While the COVID-19 pandemic may generally increase the market penetration rate of fresh grocery e-commerce, our operations were affected to a certain extent by the COVID-19 pandemic. In response to the outbreak of
COVID-19,
we have taken a series of measures, including among others, remote working arrangements for some of our employees and temporarily allowing the government to utilize our fulfillment infrastructure and logistics services for crisis relief. These measures have temporarily affected the capacity and efficiency of our operations, in particular, our fulfillment capabilities, and negatively impacted the procurement of products and speed of expansion. In addition, we have also provided our riders and fulfillment workers with masks, hand sanitizers and other protective equipment immediately after the outbreak, which increased and may continue to increase costs and expenses of our operations. Furthermore, our business operations could be disrupted if any of our employees contracts or is suspected of contracting
COVID-19
or any other epidemic disease, since our employees could be subject to contact tracing and quarantined and/or our regional processing centers, frontline fulfillment stations or offices be shut down for quarantine control. The extent to which
COVID-19
impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. To the extent the
COVID-19
pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

We are also vulnerable to natural disasters and other calamities. If any such disaster were to occur in the future affecting Beijing, Shanghai, Shenzhen, Nanjing, or any other city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, users or business partners were affected by such natural disasters or health epidemics.
The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.
Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.
In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the
COVID-19
outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business, financial condition, and results of operations.

The audit report included in this annual report is prepared by an independent registered public accounting firm who is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if our auditor is unable to meet the PCAOB inspection requirement in time.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ordinary shares or ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCA Act, which was signed into law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. After we file this annual report on Form
20-F,
we may be identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s control. If our shares and ADSs are prohibited from trading in the United States, the impact on the market for our shares outside the United States is highly uncertain, and there is no certainty we will be able to list on additional
non-U.S.
exchange to facilitate the trading in our securities. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States as early as 2023.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigation that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.
Proceedings instituted by the SEC against
PRC-based
“big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.
Starting in 2011 the
PRC-based
“big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.
In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future non-compliance
could include, as appropriate, an automatic
six-month
bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the
PRC-based
“big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.
If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.
A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business, financial condition, and results of operations.
The global macroeconomic environment is facing challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. Furthermore, the recent eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the related sanctions against Russia have resulted in major economic shocks worldwide and substantial volatility across global financial markets. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations, and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.
We may be subject to legal, regulatory and/or administrative proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business and results of operations.
We have been and in the future may be subject to regulatory actions, litigation, penalties, disputes or claims of various types brought by relevant regulatory authorities or our competitors, users, employees, delivery riders, suppliers, landlords or other third parties against us in the ordinary course of our business. Such regulatory actions, disputes, allegations, complaints, or legal proceedings may damage our reputation, evolve into litigations or otherwise have a material adverse impact on our reputation and business. Litigation is expensive, may subject us to the risk of significant damages, requires significant managerial resources and attention, and could materially and adversely affect our business, financial condition, and results of operations. The outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base.

Risks Relating to Doing Business in China
Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations.
Substantially all of our operations are conducted in China. Accordingly, our results of operations, financial condition, and prospects are influenced by economic, political, and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue. The growth of the Chinese economy may not continue at a rate experienced in the past, and the impact of the
COVID-19
pandemic and the corresponding vaccination campaign on the Chinese economy may continue. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. Furthermore, any adverse changes in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on China’s overall economic growth. Such developments could adversely affect our business and results of operations, lead to reduction in demand for our products and services and adversely affect our competitive position.
The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs.
Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities promulgated the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Provisions, which require that, among other things, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information with the CSRC. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company will be subject to administrative penalties such as warnings, fines, suspension of relevant business or operations, and even revocation of licenses and permits. On the same day, the CSRC also issued the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for comments), or the Draft Filing Measures, which, among others, set forth the standards in determination of an indirect overseas listing by a domestic company, the responsible filing persons, and the procedures for the filing with CSRC. The period for which the CSRC solicits comments on the Draft Overseas Listing Provisions and the Draft Filing Measures ended on January 23, 2022. As the Draft Overseas Listing Provisions and the Draft Filing Measures have not been adopted as of the date of this annual report, there remains substantial uncertainties as to how these drafts will be enacted, interpreted, or implemented and how they will affect our operations and our future overseas offerings.

On December 28, 2021, the CAC issued the Cybersecurity Measures, which required that, among others, online platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering in a foreign country. On November 14, 2021, the CAC published the Draft Cyber Data Regulations for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing in a foreign country of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security.
Since the Draft Cyber Data Regulations, Draft Overseas Listing Provisions and the Draft Filing Measures are in the process of being formulated and have not been adopted as of the date of this annual report, and the Opinions and the Cybersecurity Measures were recently issued and remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals or filing from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals or filings for our future offshore offerings, we may be unable to obtain such approvals or filings in a timely manner, or at all, and such approvals or filings may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, which may materially and adversely affect our business, financial condition, and results of operations.
The legal system in China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The legal system in China evolves rapidly, and the interpretations of laws, regulations, and rules may contain inconsistencies. However, these laws, regulations, and legal requirements are constantly changing and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to internet-related industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations. Furthermore, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

In addition, new laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing internet companies with respect to a wide range of issues, such as intellectual property, competition and antitrust, privacy and data protection, and other matters, which may result in additional obligations imposed on us. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, and results of operations.
We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.
The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, MIIT, and the Ministry of Public Security). The primary role of the State Internet Information Office is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with the relevant administration and to deal with cross-ministry regulatory matters in relation to the internet industry.
We are required to hold a number of licenses and permits for our business operation, including food operating permit and we are in the process of applying for additional licenses to cover other aspects of our business, the approval of which cannot be guaranteed. Furthermore, as we offer and plan to continue to offer content in various formats, including certain video and live streaming content on our
Dingdong Fresh
, our content offerings may be considered as online transmission of audio and video programs, if the PRC regulatory authorities deem that we are not in compliance with the relevant legal requirements to hold a valid audio-visual permit or other registration or filing to cover the video and live streaming content, we may be subject to fines, penalties, and/or orders to cease offering video and live streaming content, shut down website or revoke licenses, which may materially and adversely affect our business, financial condition, and results of operations.
The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the approvals, permits or licenses or filings required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or filings or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.
Under the People’s Republic of China Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, an enterprise established outside China whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% enterprise income tax rate, or the EIT rate, on its global income. Under the implementation rules of the EIT Law, “de facto management body” is defined as the organization body that effectively exercises full management and control over such aspects as the business operations, personnel, accounting and properties of the enterprise.
On April 22, 2009, State Administration of Taxation, or SAT, released the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as People’s Republic of China Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, that sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of China and controlled by PRC enterprises or PRC enterprise groups is located within China. Further to SAT Circular 82, on July 27, 2011, SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82, which became effective on September 1, 2011 and latest revised on June 15, 2018. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.
Under Circular 82, a foreign enterprise controlled by a PRC enterprise or PRC enterprise group is considered a PRC resident enterprise if all of the following apply: (i) the senior management and core management departments in charge of daily operations are located mainly within China; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) major assets, accounting books, company seals, and minutes and files of board and shareholders’ meetings are located or kept within China; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside within China. SAT Bulletin 45 specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the PRC controlled offshore incorporated enterprise.
Although Circular 82 and SAT Bulletin 45 explicitly provide that the above standards only apply to enterprises which are registered outside of China and controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, Circular 82 and SAT Bulletin 45 may reflect SAT’s criteria for how the “de facto management body” test should be applied in determining the tax residence of foreign enterprises in general, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. If the PRC tax authorities determine that we were treated as a PRC resident enterprise for PRC enterprise income tax purposes, the 25% PRC enterprise income tax on our global taxable income could materially and adversely affect our ability to satisfy any cash requirements we may have.

PRC laws and regulations establish more complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
A number of PRC laws and regulations, including the M&A Rules, the Anti-monopoly Law promulgated by the Standing Committee of the National People’s Congress in August 2007, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in August 2011, and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the Ministry of Commerce in December 2020 have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. These include requirements in some instances that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions involving an industry that implicates national security to be subject to merger control review or security review.
We may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.
The heightened scrutiny over acquisition transactions by PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.
On February 3, 2015, SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Assets by
Non-PRC
Resident Enterprises, or SAT Bulletin 7, which provided comprehensive guidelines relating to, and also heightened the PRC tax authorities’ scrutiny over, indirect transfers by a non-resident
enterprise of PRC taxable assets. Under SAT Bulletin 7, the PRC tax authorities are entitled to reclassify the nature of an indirect transfer of PRC taxable assets, when a non-resident
enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets, by disregarding the existence of such overseas holding company and considering the transaction to be a direct transfer of PRC taxable assets and without any other reasonable commercial purpose. However, SAT Bulletin 7 contains certain exemptions, including (i) where a non-resident
enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market; and (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident
enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement.
On October 17, 2017, SAT issued the Announcement on Issues Concerning the Withholding of Enterprise Income Tax at Source on
Non-PRC
Resident Enterprises, or SAT Circular 37, which became effective on December 1, 2017 and abolish certain provisions in SAT Bulletin 7. SAT Circular 37 further clarifies the practice and procedure of withholding non-resident
enterprise income tax. Pursuant to SAT Circular 37, where the party responsible to deduct such income tax did not or was unable to make such deduction, or the non-resident
enterprise receiving such income failed to declare and pay the taxes that should have been deducted to the relevant tax authority, both parties may be subject to penalties. The taxable gain is calculated as balance of the total income from such transfer net of the net book value of equity interest.

We may conduct acquisitions involving changes in corporate structures. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our ADSs or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.
Discontinuation of preferential tax treatments we currently enjoy or other unfavorable changes in tax law could result in additional compliance obligations and costs.
A number of our PRC operating entities enjoy various types of preferential tax treatment pursuant to the prevailing PRC tax laws. Our PRC subsidiaries may, if they meet the relevant requirements, qualify for certain preferential tax treatment.
For a qualified “high and new technology enterprise,” the applicable enterprise income tax rate is 15%. Shanghai 100me, one of our wholly-owned subsidiaries, was certified as a “high and new technology enterprise” under the relevant PRC laws and regulations and therefore was eligible for a preferential tax rate of 15% in 2018 and 2019. Starting from 2020, Shanghai 100me is no longer qualified as a high and new technology enterprise.
Enterprises that qualify as small-scale enterprises with minimal profits (“SSE”) are eligible for a preferential enterprise income tax rate of 20%. A number of our PRC operating subsidiaries are qualified as SSE and thus entitled to enjoy a preferential tax rate of 20% in 2019, 2020 and 2021. If such subsidiaries fail to maintain its qualification as SSE under the relevant PRC laws and regulations, the applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition.
PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholders’ loans or capital contributions. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with the State Administration of Foreign Exchange, or SAFE, or its local counterparts, or local banks. Furthermore, any capital contributions we make to our PRC subsidiaries shall be registered with the State Administration for Market Regulation or its local counterparts, and reported to the Ministry of Commerce or its local counterparts.
On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19, however, allows foreign invested enterprises in China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates
unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment
foreign-invested enterprises with their capital funds, provided that certain conditions are met. If our subsidiaries require financial support from us or our other PRC subsidiaries in the future, and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our subsidiaries’ operations will be subject to statutory limits and restrictions, including those described above. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from our initial public offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our resident shareholders or beneficial owners in China fail to comply with relevant PRC foreign exchange regulations.
SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Overseas Investment, Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014. The SAFE Circular 37 requires PRC residents, including PRC individuals and institutions, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents shall update their foreign exchange registrations with SAFE or its local branches when the offshore special purpose vehicle in which such residents directly hold the equity interests undergoes any change of basic information (including change of such PRC individual shareholder, name and operation term), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions.
If any shareholder holding interest in an offshore special purpose vehicle, who is a PRC resident as determined by SAFE Circular 37, fails to fulfill the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore special purpose vehicle may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities, and the offshore special purpose vehicle may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective on June 1, 2015 and was amended on December 30, 2019. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under Circular 37, with qualified banks, instead of SAFE or its local branches. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.
We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and therefore, we may not be able to identify all our shareholders or beneficial owners who are PRC residents to ensure their compliance with SAFE Circular 37 or other related rules. In addition, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules in a timely manner. Even if our shareholders and beneficial owners who are PRC residents comply with such request, we cannot provide any assurance that they will successfully obtain or update any registration required by the SAFE Circular 37 or other related rules in a timely manner due to many factors, including those beyond our and their control. If any of our shareholders who is a PRC resident as determined by SAFE Circular 37 fails to fulfill the required foreign exchange registration, they could be subject to fines or legal sanctions, our PRC subsidiaries may be prohibited from distributing their profits and dividends to us or from carrying out other subsequent cross-border foreign exchange activities, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries, which may adversely affect our business.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business or financial condition.
We are a holding company that has no material operation of our own, and we principally rely on dividends and other distributions on equity that may be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ordinary shares and service any debt we may incur. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.
Under PRC laws and regulations, wholly foreign-owned enterprises in China, may pay dividends only out of their accumulated after-tax
profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax
profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax
profits based on PRC accounting standards to enterprise expansion funds, and staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.
Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.
The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and the remittance of currency out of China. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries in Renminbi. We may convert a portion of our revenue into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ADSs, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.
Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration or filings with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Pursuant to SAFE Circular 19, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into Renminbi on a discretionary basis according to the actual needs. The SAFE Circular 16 provides for an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis, which applies to all enterprises registered in China. In addition, SAFE Circular 16 has narrowed the scope of purposes for which an enterprise must not use the Renminbi funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations, (ii) investment in securities or other financial products other than banks’ principal-secured products, (iii) provision of loans to non-affiliated
enterprises, except where it is expressly permitted in the business scope of the enterprise, and (iv) construction or purchase of non-self-used
real properties, except for real estate developers. The PRC government may at its discretion further restrict access to foreign currencies for current account transactions or capital account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency needs, we may not be able to pay dividends in foreign currencies to our shareholders. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the remittance of Renminbi into or out of China.

Fluctuations in exchange rates could result in foreign currency exchange losses.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.
Few hedging options are available in China to reduce our exposure to exchange rate fluctuations. We have only engaged in limited hedging activities in 2021, in connection with our obligations under our syndicated loan. While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
In February 2012, SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company. Pursuant to these notices, PRC citizens and non-PRC
citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE or its local branches through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options will be subject to these regulations since our Company becomes an overseas-listed company. Failure to complete SAFE registrations may subject them or us to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.
Failure to make adequate contributions to various employee benefit plans as required by PRC regulations or otherwise comply with labor-related laws and regulations may subject us to penalties and other risks.
Companies operating in China are required to participate in various employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where the businesses are operated. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have not made full contribution to the social insurance and housing funds for a small number of our employees as required by applicable PRC laws and regulations, and we have recorded accruals for estimated underpaid amounts in our financial statements. In addition, we are required by PRC laws and regulations to comply with labor laws and regulations, including obtaining approvals for flexible working hour and comprehensive working hour systems. If the relevant PRC authorities determine that we shall make supplemental contributions, that we are not in compliance with labor laws and regulations, or that we fail to obtain any approval, license, registration or filing as required under relevant labor laws and regulations or become subject to fines or other legal sanctions, such as order of timely rectification, our business, financial condition and results of operations may be adversely affected.
Furthermore, pursuant to the Individual Income Tax Law of the PRC, as amended on August 31, 2018, which became effective on January 1, 2019, an individual’s taxable income shall be an amount equal to such individual’s total annual income less a general deductible of RMB60,000 and various special deductibles permitted under relevant laws. Determination and calculation of such special deductibles in accordance with relevant laws may result in an increase of our operating costs and expenses. However, as there exist uncertainties with respect to the interpretation and implementation of the Individual Income Tax Law, our determination and calculation of the special deductibles based on our understanding may be different from how the tax authorities or our employees would do. These differences may result in inquiries or reassessment by the tax authorities and potential disputes between the tax authorities and our employees.
Risks Relating to Our ADSs
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;

•	fluctuations in operating metrics;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•	announcements of new products and services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other fresh grocery e-commerce companies;

•	conditions in the fresh grocery e-commerce market;

•	detrimental negative publicity about us, our competitors, or our industry;

•	additions or departures of key personnel;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	regulatory developments affecting us or our industry;

•	general economic or political conditions in China or elsewhere in the world;

•	fluctuations of exchange rates between the RMB and the U.S. dollar; and

•	potential litigation or regulatory investigations.
Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.
In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.
The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.
Techniques employed by short sellers may drive down the market price of the ADSs.
Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of, among other things, lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies have conducted or are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
We may be the subject of short selling, and it is not clear what long-term effect the related negative publicity could have on us. We may also be subject to short seller attacks from time to time in the future. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day
operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our ADSs and our business operations.
Our dual-class voting structure will concentrate a majority of voting power in our founder and Chief Executive Officer, and will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 20 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the Class A ordinary shares.

Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.
Mr. Changlin Liang beneficially owns 54,543,800 Class B ordinary shares. Mr. Changlin Liang beneficially owns approximately 29.8% of our total issued and outstanding share capital and 82.1% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.
We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class A ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.
We currently do not expect to pay dividends in the foreseeable future. Therefore, you must rely on price appreciation of our ADSs for return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.
Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.
Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control
transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations, or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares represented by your ADSs.
Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs.
In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.
Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.
The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may adversely affect your interests and make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.
You may not receive cash dividends if the depositary decides it is impractical to make them available to you.
The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
You may experience dilution of your holdings due to inability to participate in rights offerings.
We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our ninth amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
Forum selection provisions in our memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.
Our memorandum and articles of association provide that the federal district courts of the United States are the exclusive forum within the United States (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Our deposit agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that does not involve any other person or party that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary bank arising out of or related in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York). However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute
jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute
jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute
jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.
Under the deposit agreement, the United States District Court of the Southern District of New York (or, if the United States District Court of the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that does not involve any other person or party that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary, arising out of or related in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York), and a holder of our ADSs will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.
The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement, our shares, the ADSs, or the transactions contemplated thereby be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, while to the extent there are specific federal securities law violation aspects to any claims against us and/or the depositary brought by any holder or beneficial owner of ADSs, the federal securities law violation aspects of such claims may, at the option of such holders or beneficial owners, remain in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County in New York). We believe that a contractual arbitration provision, especially when excluding matters relating to federal securities law violation, is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement.
We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” within the meaning of the NYSE Listed Company Manual, because our founder and Chief Executive Officer, Mr. Changlin Liang, will beneficially own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.
As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, the New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange listing standards. For instance, we are not required to (i) have a majority of independent directors, (ii) have a minimum of three members at our audit committee, (iii) have a nominating committee composed entirely of independent directors, and (iv) have a compensation committee composed entirely of independent directors.
We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the New York Stock Exchange listing standards.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•
the rules under the Exchange Act requiring the filing with the SEC of the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
We will be required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers, and such information will not be required to be reviewed by an independent registered public accounting firm. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

If we are a passive foreign investment company for U.S. federal income tax purposes for any taxable year, United States Holders of our ADSs or Class A ordinary shares could be subject to adverse U.S. federal income tax consequences.
We will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (a) 75% or more of our gross income for such year consists of certain “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (b) 50% or more of the value of our assets (generally determined based on an average of the quarterly value of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization and the nature and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021, although there can be no assurances in this regard. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Service (“IRS”) will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.
Changes in the nature or composition of our income or assets may cause us to be or become a PFIC for the current or subsequent taxable years. The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may be determined by reference to the market price of our ADSs or Class A ordinary shares from time to time, which may be volatile) and also may be affected by how, and how quickly we spend our liquid assets, including the cash generated from our operations and raised in our initial public offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be more likely to be a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for one or more taxable years.
Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations) if we are a PFIC for any taxable year during which such U.S. Holder holds our ADSs or Class A ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ADSs or Class A ordinary shares. For further discussion, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company.”
We may incur increased costs as a result of being a public company.
We are now a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.
As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Item 4.	Information on the Company

A.	History and Development of the Company
Our founder, Mr. Changlin Liang, started our business in May 2017 through Shanghai 100me Internet Technology Co., Ltd., or Shanghai 100me. Over the years, we undertook several rounds of equity financings and expanded our business primarily through Shanghai 100me and its subsidiaries.
In October 2018, we incorporated Dingdong (Cayman) Limited under the laws of the Cayman Islands as our offshore holding company, and Dingdong Fresh Holding Limited, or Dingdong Fresh BVI, as a wholly-owned subsidiary of Dingdong (Cayman) Limited. In January 2019, we established Dingdong Fresh (Hong Kong) Limited, or Dingdong HK, a wholly-owned subsidiary of Dingdong Fresh BVI, under the laws of Hong Kong as our intermediary holding company. Later in August 2019, we purchased 100% ownership of Shanghai 100me through Dingdong HK, making Shanghai 100me our wholly-owned subsidiary.
In June 2021, we listed our ADSs on the New York Stock Exchange under the symbol “DDL”. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. The address of our Internet site is https://ir.100.me/.
We maintain our principal executive offices at Building 6, 500 Shengxia Road, Shanghai, People’s Republic of China, 200125. Our telephone number at that address is +86
21-6858-5011.

B.	Business Overview
Overview
We are the largest and fast-growing fresh grocery
e-commerce
company in China, in terms of average MAU in 2021, according to the report of China Insights Consultancy (“CIC”). We directly provide users and households with fresh produce, meat, seafood, prepared food, and other food products through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. With fresh groceries as our core product categories, we have successfully expanded to providing prepared food and other food products to grow into a leading one-stop
online shopping destination in China for consumers to make purchases for their daily lives. At the same time, we are working to modernize China’s traditional agricultural supply chain through standardization and digitalization, empowering upstream farms and suppliers to make their production more efficient and tailored to actual demand. Based on our longstanding cooperation with upstream farms and suppliers, we have further expanded to the development and production of private label products to enrich our offerings to all consumers.

We conduct our online retail business primarily through
Dingdong Fresh,
our mobile app and mini-programs. Our average monthly transacting users increased from 2.6 million in 2019 to 4.6 million in 2020, and further to 8.8 million in 2021, representing a CAGR of 84.5%, and in 2019, 2020 and 2021, a total of 93.9 million, 198.5 million, and 387.1 million orders, respectively, were placed on
Dingdong Fresh
.
We were one of the pioneers in using a distributed frontline fulfillment grid model to efficiently achieve last-mile delivery for fresh groceries. In addition, we have digitalized all of our core operations, building a full suite supply chain solutions to assure end-to-end quality control, which allows us to continuously optimize operating efficiency while providing users with the best products for value. We have streamlined the farm-to-home supply chain by cutting out intermediaries and guaranteeing strict end-to-end quality control through our 7+1 Quality Control Procedure, across the entire procurement and fulfillment process. The core capabilities that we have accumulated since our inception lay the foundation for our exploring other supply chain collaboration opportunities and user service models in the future. Our capabilities include:
Product
Competitive Product Offering
Product competitiveness is a fundamental driver of our business. We entered the industry with fresh produce, meats and seafood as our initial focal point, a segment known for high-frequency orders and relatively difficult procurement and fulfillment operations. Users, initially attracted to
Dingdong Fresh
because of the fresh groceries we offer, usually expand to other categories such as prepared food, dairy and bakery products, snacks, oil, seasonings, beverage and others, covering a large percentage of food consumption needs for Chinese families.
We are committed to diversifying our product portfolio in response to the trend of consumption upgrade in China. Along with the consumption upgrade, the preference of Chinese consumers, especially younger generation, are gradually shifting from traditional products with a basic function, to more quality, premium products that are more customized, convenient, safer and eco-friendly. Leveraging our strong capabilities in product innovation and our professional product development team, we have introduced a wide variety of prepared food in 2021 to capitalize on the growing preference of consumers for fresh, prepared and quality food.
The fast-paced lifestyles of younger generation and growing preference for healthier and higher quality products have significantly boosted the popularity of prepared food which saves time, requires fewer efforts for cooking and is easy to handle and store. To tap into the new consumer trends among young families, we offer over 4,000 SKUs of prepared food available on
Dingdong Fresh
. Leveraging our superior supply chain management capabilities, advanced cold-chain logistics capabilities, and stringent quality control measures, we were able to incubate and source a variety of more innovative, fresher and healthier prepared food.
Private Label Brand
Leveraging our in-depth industry experience, strong product development capabilities and large-scale procurement advantages, we have begun to build our own brands to satisfy the consumers’ evolving needs. We select product types and categories with high purchase frequency, inelastic demand, high scalability, outdated supply and fulfillment chains and high potential for growth. Since July 2020, we have launched several private label brands across many of our product categories, especially in fresh groceries and prepared food categories, such as Daily Fresh Pork, Dingdong Grand Slam hotpot, Boxing Crayfish, Cai Chang Qing, You Dou Zhi, Liang Xin Jiang Ren and Bao’s Bakery, etc. More than 60% of private label products are produced by ourselves, ensuring adherence to stringent quality control. For the private label products produced by our OEM partners, we usually led or participated their research and development process. Since our launch of private label products, we have seen a general upward trend in the percentage that our private label products take among all the products that we sell and intend to launch additional private label products in the future. As of December 31, 2021, over 600 SKUs of private label products were available on
Dingdong Fresh
.
In-house Production
To better control product quality and achieve optimal production level, we entered into strategic cooperation with certain business partners to set up our own production and processing plants, where we have on-site product design, testing, prototyping and production capabilities. These unique in-house production capabilities allow us to rapidly develop and commercialize new and innovative food products that increase the value we provide to our customers.
As of December 31, 2021, we had ten self-operated production or processing plants, among which the Songjiang pastry factory received IFS certification in 2021, a certification that only a few factories in China had received. More than 60% of our private label products were produced at our own production or processing plants.

Product Quality Assurance
Our commitment to product quality is uncompromising. We have digitalized all of our core operations, building a full suite supply chain solutions to assure end-to-end quality control, which allows us to continuously optimize operating efficiency while providing users with the best products for value. We have streamlined the farm-to-home supply chain by cutting out intermediaries and guaranteeing strict end-to-end quality control through our 7+1 Quality Control Procedure, across the entire procurement and fulfillment process. Our 7+1 Quality Control Procedure comprises (i) production environment, (ii) farming, (iii) harvesting, (iv) transportation, (v) regional processing center, (vi) frontline fulfillment station (vii) home delivery, and (viii) feedback and customer services. As of December 31, 2021, we hired over 500 quality control personnel and invested over RMB50 million in inspection and third-party testing in 2021. Our core team members have working experience in leading quality control institutions or retail companies such as Bureau Veritas, Intertek, SGS, International Featured Standards(IFS), Metro StarFarm, Wal-Mart, RT-Mart, Carrefour and Auchan. In addition, we have long-term cooperation with leading third-party quality control institutions to help us improve our operational standards in quality control.

Procurement
We sourced over 18,000 SKUs, primarily including fresh produce, meat and seafood, prepared food and other food products, from over 2,800 suppliers in 2021.
Fresh Groceries Procurement
Direct Source Procurement
In 2021, over 8,000 SKUs of fresh produce, meat and seafood were available on
Dingdong Fresh
. In order to provide quality fresh groceries on a daily basis, we have established direct relationships with our suppliers from the source of origin. In 2021, approximately 80% of our fresh groceries were procured from direct sources, namely direct producers and base cooperatives, in terms of procurement costs. We believe that our ability to establish direct relationships with suppliers from the source of origin enables us to provide quality products, obtain better procurement terms and gain access to less available SKUs.
We select suppliers on the basis of their reliability, logistics capabilities, productivity, food safety assurance and pricing. They must be able to meet our demands for timely supply of fresh and safe products. We perform background checks on our suppliers and the products they provide before we enter into any agreement. We examine their business licenses and the qualification certificates for their products, check their brand recognition and conduct background investigations into their cooperation history and partners. We also conduct on-site visits to assess and verify their farming locations, business scale, management experience, production capacity, logistics capabilities, and quality control system. As food safety is our top priority, all of our suppliers are required to be outfitted with applicable facilities, equipment and personnel to inspect pesticide residue and to be able to regularly conduct testing and generate quality reports for their products. In addition, we also require our suppliers to have complete and flexible logistics capabilities, including cold chain logistics, to ensure a sustainable and timely supply of our fresh groceries. Once a supplier is selected, we conduct a one-month trial run to test its overall capabilities.

Dingdong GAP (“D-GAP”)
D-GAP is set of good agricultural practices for production safety and sustainability designed by us based on global Good Agricultural Practice (“GAP”) and China GAP standards, with adjustments in accordance with the actual characteristics of existing suppliers in China. D-GAP is also endorsed by Shanghai Academy of Agricultural Sciences, Shanghai Municipal Commission of Agriculture and Shanghai Jiaotong University Agricultural College. We are the first company among all fresh groceries ecommerce companies in China to introduce and widely implement a proprietary agricultural standard, according to CIC.
Mainly aimed at the cultivation and breeding of primary agricultural products, D-GAP is a standardized system for both production safety and sustainability across all aspects of agricultural production, including the use of agricultural chemicals, workers’ protection and animal welfare. It lays out a set of standardized process management procedures that governs the daily operation and management of the farm, and our inspectors are tasked with checking and grading the status of the farm on site by referring to a detailed checklist. We encourage compliance with D-GAP by our suppliers as well as the farms we collaborate with under the order-based production model.
Order-based Production
To better ensure our product quality, we have deeply focused on cultivating our upstream sourcing capabilities and modernizing the highly fragmented agricultural supply chain. We work closely with our upstream suppliers, such as farms and cooperatives, to seamlessly integrate their operations with ours. We offer them not only large order flow but also accurate projections for orders so that they can perform order-based production.
Under the order-based production agreement, we require farms and cooperatives to implement scientific production standards, such as our proprietary “D-GAP.” We encourage compliance with D-GAP by rewarding those with high passing grades and mandating immediate suspension of supply if a farm fails to comply with any of the key D-GAP requirements or to obtain a certain grade. Although farms, which are typically agricultural companies or large-scale cooperatives, may incur certain additional costs by adopting higher-standard agriculture procedures and facilities, hiring qualified agricultural technicians and paying fees for third-party accreditation and inspection, most of the farms we collaborate with are willing to comply with our D-GAP requirements, because order-based production allows them to make accurate projections of market demand, reduce unnecessary wastes in production and secure stable profitablity.
Our close collaboration and frequent engagement with our suppliers secure a reliable supply of high-quality products and continuously strengthen our bargaining power and procurement cost advantages.

Procurement of Prepared food and Other Food Products
For the year of 2021, over 12,000 SKUs of prepared food and other food products were available on our
Dingdong Fresh
. As our expansion to prepared food and other food products such as dairy and bakery products, snacks, oil, seasonings and beverage have met widespread success, particularly among young consumers, we will increasingly focus on exploring new product categories meeting emerging consumption needs.
For suppliers of prepared food and other food products, we have implemented a stringent selection process where we conduct a holistic review of a candidate’s production and distribution status, operation and financial conditions, product competitiveness, brand recognition, delivery and logistics capabilities, management adequacy, competition landscape, pricing strategy and customer service capabilities. By cooperating with our suppliers, we formulate key performance targets, including sales, gross profit and together and jointly develop implementation plans, including sales promotion strategies and financial support, so that both parties can work together and achieve growth.

Fulfillment Infrastructure
We deliver a satisfying customer experience by fulfilling orders quickly and accurately. To this end, we have built our distributed fulfillment infrastructure in selected cities for the prompt receipt, storage and delivery of our products. Our fulfillment infrastructure primarily consists of regional processing centers, frontline fulfillment grid and a last-mile delivery network. To further enhance inventory accountability and security, we track our inventory at all stages from procurement to order fulfillment process.
We operated around 60 regional processing centers in 20 cities in China as of December 31, 2021 to sort, package, label and store raw products prior to distribution to frontline fulfillment stations. We also operated around 1,300 frontline fulfillment stations in more than 35 cities as of December 31, 2021, serving a total of approximately 8.8 million average monthly transacting users in 2021. We manage our fulfillment network by regional clusters, where supply chain and management resources of cities in close proximity can complement each other.
Regional Processing Centers
Aided by our warehouse management system and automated equipment, our regional processing centers support our frontline fulfillment grid by sorting, packaging, labeling and storing raw products prior to fulfillment, turning them to standardized products before they are dispatched to frontline fulfillment stations. To ensure upmost quality, we inspect the raw products upon their arrival at our regional processing centers, maximize usage of automation that reduces human error and contamination, set up storage areas with different temperature layers for different products, and ensure food cold chain logistics from procurement to fulfillment. We affix bar codes on our standardized products and leverage our digitalization capabilities to track the status and shelf life of the products, as well as their attrition rate and customer feedback. In this way, the freshness of the products is retained to the maximum extent despite the variance between the natures of the products. This optimizes our allocation efficiency, improves accuracy rates, and reduces our loss rates. When our frontline fulfillment stations place orders to replenish their stock, our proprietary intelligent vehicle route planning algorithm generates the most efficient route to transport products from regional processing centers to frontline fulfillment stations.

Unique Frontline Fulfillment Grid Model
We pioneered the use of the distributed frontline fulfillment grid model, which we believe is optimally suited to the needs of China’s fresh grocery
e-commerce
industry. Each of our frontline fulfillment station is about 370 square meters in size on average, strategically located to serve neighboring households within certain radius, and be able to realize 30-minute delivery target, which greatly assures the freshness of the products when they reach users. The optimized layout of our frontline fulfillment stations is critical to our overall operational resilience, which enabled us to deliver stable and speedy services to our users and keep up with surge of orders. In addition, compared with the offline retail store model, the distributed frontline fulfillment grid model is less dependent on site selection and front-end
operators, has faster inventory turnover and has greater scalability in terms of rapidly addressing new regional markets and user demographics. Also, each of our delivery riders is assigned to only one frontline fulfillment station and is exclusively responsible for a certain neighborhood, which increases their familiarity with their coverage area and maximizes their delivery efficiency. At the same time, we can also adjust the service coverage area for each frontline fulfillment station and delivery rider.
Through our years of
on-the-ground
experience and optimization, we have summarized a set of standardized, scientific and comprehensive operating procedures for setting up frontline fulfillment stations, which include replicating both our brick-and-mortar
frontline fulfillment stations and the valuable experience of our staff. While our headquarters centrally manage the design of our frontline fulfillment stations, our training programs and robust promotion system ensure that our new frontline management staff are encouraged to learn from the experience and expertise of our experienced staff. Via robust implementation of these procedures, we are able to replicate our success into new markets and achieve effective and highly scalable expansion.
Frontline Fulfillment Stations and Delivery
When a user confirms a delivery address, our system automatically designates the user to the nearest frontline fulfillment station and processes the order automatically and generates instructions for packaging and pickup. According to the customer’s designated delivery time, the algorithm estimates the time when the order should start to be packaged to ensure freshness and instructs our frontline packing staff accordingly. After the order is packaged, our system assigns the order to the most suitable rider based on our dispatch algorithms. The designated rider then picks up the order based on system instructions and delivers the order to the end customer. Our users can track the shipping status of their orders through
Dingdong Fresh
. Inventory levels are updated in real time as orders are fulfilled.
We deliver products to our users through delivery riders sourced from third-party delivery partners. We enter into agreements with our delivery partners, who engage the delivery riders as contractors. Each delivery rider is designated to a specific frontline fulfillment station and covers the relevant neighborhood. As of December 31, 2021, we had over 17,000 delivery riders. We require our delivery riders and partners to abide by our specified operating standards. As our users have direct interactions with delivery riders, we place great emphasis on providing our delivery partners with high-quality support and resources and training the delivery riders through our delivery partners.
Leveraging big data, AI and our innovative technologies, our intelligent dispatch system directs order delivery in real time. The system is optimized for riders on
e-scooters,
and tracks the direction and location of each delivery rider on a real-time basis and calculates optimized delivery routes based on the relative locations of the delivery rider, the frontline fulfillment station and the user. We aim to deliver orders placed for immediate delivery to users within 30 minutes after they are placed.

Seasonality
We have experienced seasonal fluctuations in customer purchases in our business. For example, we typically experience higher user traffic and more purchase orders during the summer holidays as families tend to cook more often for kids at home, and lower user traffic during the Chinese New Year.
Technology
Our robust operation and rapid growth are supported by our proprietary technology. Our leading technology team, coupled with our proprietary technology infrastructure and the large volume of data generated and collected on
Dingdong Fresh
each day, have created opportunities for continuous improvements in our technology capabilities, which in turn draws new talents to join us. As of December 31, 2021, we had a technology team of over 900 engineers, around 100 of whom focus on algorithm design and development. Our chief technology officer and head of algorithm design have extensive prior working experience in leading technology companies, and many of our engineers have working experience in peer companies before joining us. A majority of our technologies were developed by ourselves with the rest procured from third-parties or open-source software. In particular, we have self-developed all of our IT solutions and software for our core business. Key components of our technology include:
Big Data Analytics Platform
We build our big data analytics capability upon our distributed computing infrastructure that can efficiently handle complex computing tasks of millions of data instances and analytical dimensions. These data may include transaction data, user behavior data, product information, order fulfillment data, and supply chain information. Based on user’ purchase behaviors and usage patterns, we leverage big data analytics and artificial intelligence technology to optimize our operation and enhance user experience. For example, upon any user’s acceptance of our privacy policy, we not only look into the basic order information, but also user behavioral data such as how long such user spent on browsing and reviewing a particular product and products of similar categories when using our app. We then strive to build predictive and statistical models based on the big data we have accumulated. Furthermore, we build predictive models for new product categories and new markets that can help us with our procurement and fulfillment planning.
In addition, based on historical order placing patterns and associated special weather conditions, promotional events or holiday seasons, we capitalize on big data analytics to forecast order estimates for a specific product for a certain period. This capability allows us to make forecasts two or three days in advance for any given day in the year, and for particular products related to specific holidays, e.g. mooncakes for the
Mid-Autumn
Festival and zongzi for the Dragon Boat Festival, we can even make
7-
to
21-day
forecasts. We then enter into fixed-price contracts with our contracted farms for optimized pricing and guaranteed production capacity, which in turn ensures sustainable supply of products on
Dingdong Fresh
.

Digitalization
We have digitalized all of our core operations, building a full suite of digitalized supply chain and operations system solutions to assure end-to-end
quality control from procurement, product standardization to fulfillment and delivery and from new product reviews to customer feedback. We are also exploring product categorization at the place of production to better offer different types of products to users with different quality and price sensitivities.
The digitalization of our business enables us to accumulate massive amounts of multi-dimensional user behavior and supply chain data. This data is particularly valuable for the fresh groceries
e-commerce
sector, which is characterized by highly fragmented upstream and downstream players. The insights that we have gained through analyzing data compiled from the continuous expansion of our user base and geographic coverage can be in turn fed back into our algorithms and operations for better optimization and improvements. As a result, we deeply value and continue to invest in technology.
Standardized Core Infrastructure Environment
We use third-party cloud service providers instead of our own servers to optimize cost efficiency with our IT and network infrastructure. This allows us to take full advantage of the scalability, flexibility and convenience of cloud services and also benefit from the middleware that we self-develop using open-source software. On this foundation, we have evolved our disaster recovery capability from recovery in the same city to remote disaster recovery, and further to a multi-cloud recover strategy.
We self-develop all of our IT solutions and software for our core business. Our research and development team are divided into teams for customer-facing front office, operational middle office and administrative back office functions. Our technology team is responsible for quality assurance for coding, which involves frequent testing for functionality and performance. Our team is able to push hotfixes and minor improvements in half a day to three days, and roll out routine product updates in one to two weeks. Major projects that require timeboxed delivery generally have development periods of one to two months. In addition, our supply chain system center can also update its products in response to new business requirements by having our professional project management team utilize our automation capabilities. We will continue to invest in technology to pursue technological advancement and future initiatives.
Agricultural Research
Our agricultural research programs are an important mechanism through which best agronomic and sustainable practices can be assured and through which insights can be leveraged and innovations developed. Our agricultural research focus lies predominantly on food safety, nutrition science, product quality, and value added product development.
Our agricultural research efforts are directed toward sustaining and improving product yields and product quality by examining and improving agricultural practices in all phases of production and includes on-site technical services and the implementation and monitoring of recommended agricultural practices. For example, we require local farms and cooperatives to implement scientific production standards such as our proprietary D-GAP, a set of good agricultural practices for production safety and sustainability that we designed, and implement order-based production to achieve optimal planting and production levels. Research efforts are also directed towards integrated in-house production.
Additionally, we have actively joined the efforts to develop specialized machinery for various phases of agricultural production or packaging that reduce labor costs, increase efficiency and improve product quality.
Intellectual Property
We rely on a combination of patent, copyright, trademark, domain names, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2021, we had 15 registered patents, 6 pending patent registration applications, 226 registered trademarks, 184 pending trademark registration applications, registered copyrights to 21 pieces of artistic work and 19 pieces of software, and 19 domain names.
Competition
The fresh grocery
e-commerce
industry in China is intensely competitive. Our current or potential competitors include (i) other fresh grocery
e-commerce
players in China, (ii) traditional
e-commerce
platforms in China that offer a wide range of general merchandise product categories, and (iii) major traditional retailers in China that are moving into fresh grocery
e-commerce
and physical retail stores and supermarkets.
We anticipate that the fresh grocery
e-commerce
market will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive.

In addition, new and enhanced technologies may increase competition in the fresh grocery
e-commerce
industry. New competitive business models may appear, for example based on new forms of social media or social commerce.
We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases or greater financial, technical or marketing resources than we do.
Marketing
We believe that the most effective form of marketing is to attract our users with our differentiated product offerings and continually enhance their experience, as customer satisfaction engenders word-of-mouth
referrals and repeat purchases. We have been able to build an extensive base of loyal customers primarily through providing superior customer experience and conducting marketing and brand promotion activities.
Insurance
We maintain standard benefit plans required by PRC laws and regulations, including pension insurance, medical insurance, workplace injury insurance, unemployment insurance, and maternity insurance. In addition, we provide supplementary medical insurance for our employees. We obtain such insurance from reputable insurance carriers in accordance with commercially reasonable standards. In line with general market practice, we maintain business insurances covering damages to our properties and IT infrastructures, but do not maintain any business interruption insurance or key man life insurance, which are not mandatory under the applicable laws. For a discussion of risks relating to our insurance coverage, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have limited business insurance coverage.”
We believe that our insurance coverage is sufficient for its present purposes and is consistent with the insurance coverage of other
e-commerce
companies in China. We periodically review our insurance coverage to ensure that it remains to be sufficient.
Enterprise Social Responsibility
Having a positive impact on the communities where we operate is an integral part of our business. Our commitment to our users, partners, investors, our employees and society as a whole is evidenced by the following corporate social responsibilities initiatives:
Poverty Alleviation
Since 2018, we have sourced products from more than 200 poverty-level counties in 18 provinces and autonomous regions, including Yunnan, Guizhou, Xinjiang. In this process, we exported integrated solutions of collective planting standards, harvesting and sorting standards and cold chain logistics standards to impoverished areas, and then created a special agricultural product ecosystem that runs through the entire online chain. In this way, we were able to utilize e-commerce to help farmers and rural enterprises to achieve “Internet + Agriculture” integrated development.
In addition, we have opened up new sales channels for agricultural products in poverty-stricken areas through live broadcast of the origin and the establishment of “Dingdong Agricultural Products Pavilion” on
Dingdong Fresh
. It has helped over 10,000 people in poverty-stricken areas to obtain employment through the production and marketing of agricultural products. At the same time, we provided jobs in impoverished areas by employing hundreds of local employees.
Moreover, during the flood in Henan province in July 2021, we made donations to secure the stable supplies of fresh groceries to the local residents and support the rainstorm-stricken areas.

Modernization of Traditional Agricultural Practices
We strongly believe in the importance of modernizing China’s traditional agricultural industry. Currently, the lack of digitalization in China’s traditional agriculture industry often leads to volume and timing mismatches between production and demand, which can result in significant waste. We have developed strong relationships with upstream suppliers and empower these suppliers by sharing our data-driven insights and research. We can also helped them modernize their agricultural practices, such as through the adoption of our proprietary D-GAP standards and measures such as order-based production. Ultimately, we aim to continue working with various participants in China’s agricultural industry to empower the healthy growth of this industry and eliminate waste and inefficiencies.
Initiatives to improve the life of visually impaired people
Our corporate social responsibility is also embodied in our efforts to improve the life of visually impaired people.
Dingdong Fresh
is the first fresh grocery app in China that is available for the visually impaired people. We consistently engages with visually impaired user community to learn about their challenges and needs and uses this input to improve usability of our app for visually impaired users. Also, we launched a donation program exclusively for the visually impaired people. Moreover, we encourage our employees to visit visually impaired individuals, help them get outdoors and explore the world.
Regulation
This section sets forth a summary of the most significant rules and regulations that affect our business in China.
Regulations Relating to Foreign Investments
Investment activities in the PRC by foreign investors are principally governed by the Industry Guidelines of Encouraged Foreign Investment, or the Industry Guidelines, and the Special Administrative Measures for Entrance of Foreign Investment (Negative List), or the Negative List, which are promulgated and amended from time to time by Ministry of Commerce, or MOFCOM, and National Development and Reform Commission, or NDRC, and together with the PRC Foreign Investment Law and its respective implementation rules and ancillary regulations. The Industry Guidelines and the Negative List lay out the basic framework for foreign investments in China, classifying businesses into three categories with regard to foreign investments: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Industry Guidelines or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.
On December 27, 2020, MOFCOM and NDRC released Industry Guidelines of Encouraged Foreign Investment (2020 Version), which took effect on January 27, 2021. On December 27, 2021, MOFCOM and NDRC promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), which became effective on January 1, 2022.
On March 15, 2019, the National People’s Congress, or NPC, approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced three then existing laws on foreign investments in China, namely, the PRC Sino-Foreign Equity Joint Venture Enterprise Law, the PRC Sino-Foreign Cooperative Joint Venture Enterprise Law and the PRC Wholly Foreign-invested Enterprise Law. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The PRC Foreign Investment Law establishes the basic framework for the access to and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.
According to the PRC Foreign Investment Law, foreign investments shall enjoy pre-entry
national treatment, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” While foreign investors shall refrain from investing in any of the foreign “prohibited” industries, foreign-invested entities operating in foreign “restricted” industries shall require market entry clearance and other approvals from relevant PRC governmental authorities. The PRC Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all
provision under the definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the PRC State Council. Furthermore, the PRC Foreign Investment Law provides that foreign-invested enterprises that have been established before the implementation of PRC Foreign Investment Law according to the said three existing laws regulating foreign investments may maintain their structure and corporate governance within five years after the implementation of the PRC Foreign Investment Law.
On December 26, 2019, the State Council promulgated the Regulations for Implementing the PRC Foreign Investment Law, which took effect on January 1, 2020. The implementation regulations further clarified that the State encourages and promotes foreign investments, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.
On December 30, 2019, MOFCOM and the State Administration for Market Regulation, or SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Regulations Relating to Foreign Investments in Value-Added Telecommunications Businesses
Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas.
On June 19, 2015, the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating
E-Commerce)
Business, allowing foreign investors to own 100% of equity interest in an operator of “operating
e-commerce”
business. The latest Negative List further provides that foreign investors are allowed to hold more than 50% equity interests in a value-added telecommunications service provider engaging in
e-commerce,
domestic multiparty communication,
storage-and-forward
and call center businesses, while other requirements with respect to track record and experience provided by the FITE Regulations shall still apply and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.
We currently provide users with fresh groceries through our self-operated platform,
Dingdong Fresh
, without involving any third-party merchants, and we currently do not engage in value-added telecommunication business. However, we may in the future expand our business by introducing third-party merchants on our mobile app and mini programs, and provide platform services to such third-party merchants for their sales of products through our platform. To that end, Shanghai 100me obtained a VAT License for the provision of online data processing and transaction processing business for future business operation.
Regulations Relating to Licenses, Permits, Registrations and Filings
We hold or are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:
VAT License
The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain a VAT License from the MIIT or its provincial level counterparts. In 2017, the MIIT promulgated an amended Administrative Measures on Telecommunications Business Operating Permit, which set forth more specific provisions regarding the different types of VAT Licenses required to operate different value-added telecommunications services, the qualifications and procedures for obtaining such different types of VAT Licenses. Our wholly-owned subsidiary, Shanghai 100me Internet Technology Co., Ltd. Or Shanghai 100me, currently holds a VAT License for the provision of online data processing and transaction processing services, which remains valid until February 5, 2026.

Food Operating Permit
China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses shall obtain licenses or permits for such businesses. On August 31, 2015, the China Food and Drug Administration, or CFDA, issued the Administrative Measures for Food Operating Permit, which was amended and took effect as of November 17, 2017. The Administrative Measures for Food Operating Permit requires an enterprise engaging in food operating business to obtain a Food Operating Permit, and where a food operator establishes warehouses (including self-owned and leased ones) outside its operation region, its Food Operating Permit shall also specify the specific addresses of such warehouses. Furthermore, the Administrative Measures for Food Operating Permit stipulate that the relevant food and drug authorities shall implement classified permits for food operation in accordance with the business type and the risk level of the operating project of food operators, and any food operator engaging in online food operating shall specify in its Food Operating Permit. Our principal subsidiaries, Shanghai 100me, Chizhiyiheng (Shanghai)
E-commerce
Co., Ltd., Shilaiyunzhuan (Hangzhou)
E-commerce
Co., Ltd., Shishishun (Shenzhen)
E-commerce
Co., Ltd., Shishishun (Jiangsu)
E-Commerce
Co., Ltd., ChaoLizhi (Jiangsu)
E-Commerce
Co., Ltd. and Beijing Bujiangjiu
E-Commerce
Co., Ltd., hold a Food Operating Permit.
Record-filing for Operation of Medical Devices
Pursuant to the Regulations on Supervision and Administration of Medical Devices, or the Medical Devices Regulations, which was issued by the State Council in 2000 and last amended in 2021, medical devices are divided into three types based on their risk levels. On July 30, 2014, CFDA promulgated the Measures on the Supervision and Administration of the Business Operations of Medical Devices, or the Medical Devices Measures, which became effective on October 1, 2014 and was amended on November 17, 2017. Pursuant to the Medical Devices Regulations and the Medical Devices Measures, any entities that engage in the business operation of Type II medical devices shall file a record with the local food and drug administration. Our principal subsidiary, Shanghai 100me, has completed the record-filing formalities regarding its operation of medical devices with the competent government authorities.
Furthermore, according to the Measures for the Administration and Supervision of Online Sales of Medical Devices, or Measures for Online Sales of Medical Devices, which was promulgated by CFDA on December 20, 2017 and became effective on March 1, 2018, enterprises engaged in online sales of medical devices shall be medical device operation enterprises that have obtained medical device operation licenses or record-filings and shall fill in the table of information of online sales of medical devices and file the relevant information to the competent food and drug administration. Our PRC subsidiary, Shanghai 100me, has filed the information of its online sales of medical devices to the competent authority.
Record-Filing of
E-commerce
Livestream Platform
Pursuant to the Provisions on the Administration of Online Live-streaming Services promulgated on November 4, 2016, online live-streaming service providers shall examine and verify the real identity of online live-streaming content publishers, and file such information with relevant cyberspace administration authority. Shanghai 100me has completed the record-filing with respect to its online live-streaming platform on August 28, 2020.
Pursuant to Notice of National Radio and Television Administration on Strengthening the Administration of Live-streaming Shows and
E-commerce
Live-streaming promulgated by State Administration of Radio and Television on November 12, 2020, platforms providing live-streaming services for online shows and
e-commerce
activities should effectively implement their responsibilities as subjects, strive to improve various management systems, responsibility systems, content security systems and human resources and material allocation for webcast services, actively participate in the development of industry ethics and industry self-discipline, so as to jointly promote the standardized, orderly and sound development of live streaming of online shows and
e-commerce
activities.

Registration of Issuers of Single-Purpose Commercial Prepaid Cards
On September 21, 2012, MOFCOM issued the Administrative Measures on Single-Purpose Commercial Prepaid Cards (Tentative), or the Single-Purpose Cards Measures, which took effect on November 1, 2012 and was amended on August 18, 2016. Under the Single-Purpose Card Measures, among other things and subject to implementing rules adopted by the local branch of MOFCOM, the issuer of single-purpose commercial prepaid cards, or the Single-Purpose Cards, which are defined as the prepaid cards that can only be redeemed by the card issuer, the group companies under the same ultimate control of the card issuer, or the franchise entities under one single brand same as the card issuer, shall (i) register its card issuance with MOFCOM or its local branches within 30 days after it starts offering such Single-Purpose Cards, and (ii) adopt sufficient measures to control risks, by means of controlling the total balance of the Single-Purpose Cards and providing advance deposit, guarantee insurance, bank guarantee or other types of commercial guarantee as required. Shanghai 100me issues and sells Single-Purpose Cards to our customers, and it has completed the required registration formalities with the competent municipal branches of MOFCOM.
Regulations Relating to Internet Privacy
The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on the Internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services which was promulgated by MIIT on December 29, 2011, an Internet content service operator may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. An Internet content service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An Internet content service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the Internet content service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunication regulatory authority.
In addition, the Decision on Strengthening Network Information Protection, which was promulgated by the Standing Committee of NPC on December 28, 2012, provides that electronic information that is able to identify personal identities of citizens or is concerned with personal privacy of citizens is protected by law and shall not be unlawfully obtained or provided. Internet content service operators collecting or using personal electronic information of citizens shall specify purposes, manners and scopes of information collection and use, obtain the consent of citizens concerned, and strictly keep confidential personal information collected. Internet content service operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with personal information collected. Technical and other measures are required to be taken by Internet content service operators to prevent personal information collected from unauthorized disclosure, damage or being lost. Internet content service operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of websites concerned, public security administration punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on Internet privacy.
Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information which was promulgated by MIIT on July 16, 2013, any collection and use of users’ personal information must be subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Pursuant to the Ninth Amendment to the Criminal Law which was issued by the Standing Committee of NPC on August 29, 2015 and became effective on November 1, 2015, any Internet service provider that fails to fulfill obligations to manage information and network security as required by applicable laws and refuses to rectify upon orders from government authorities, will be subject to the criminal penalty if such failure (i) causes dissemination of illegal information in large scale; (ii) causes user information leaks resulting in severe consequences; (iii) causes serious loss of evidence to criminal investigations; or (iv) implicates other severe circumstances. Moreover, any individual or entity that (i) sells or provides personal information to others in violation of applicable laws, or (ii) steals or illegally obtains any personal information, in either case implicating severe circumstances, will be subject to the criminal penalty. The PRC government, however, has the power and authority to order Internet content service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

To further regulate cybersecurity and privacy protection, the PRC Cybersecurity Law which was promulgated by the Standing Committee of NPC on November 7, 2016 and took effect on June 1, 2017, provides that: subject to certain exceptions, (i) to collect and use personal information, network operators must follow the principles of legitimacy, rightfulness, and necessity, disclose their rules of data collection and use, clearly express the purposes, means, and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators can neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered, and must dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators cannot divulge, tamper with, or damage the personal information they have collected, and cannot provide the personal information to others without the consent of persons whose data is collected. According to the PRC Cybersecurity Law, personal information refers to all kinds of information that are recorded electronically or that can otherwise be used to independently identify or be combined with other information to identify natural persons’ personal information, including but not limited to natural persons’ names, dates of birth, identification numbers, biologically identified personal information, addresses, and telephone numbers. Any Internet information services provider that violates these privacy protection requirements under the PRC Cybersecurity Law and related laws and regulations may be ordered to turn in illegal gains generated from unlawful operations and pay a fine of no less than one but no more than ten times of the illegal gains and may be ordered to cease the relevant business operations when the violation is serious.
On June 28, 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, to further strengthen the regulation of the mobile app information services. Pursuant to these provisions, owners or operators of mobile apps that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information.
On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate issued the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Personal Information Interpretations, which became effective on June 1, 2017. The Personal Information Interpretations provides more practical conviction and sentencing criteria for the infringement of citizens’ personal information.
On January 23, 2019, the PRC Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this circular, (i) app operators are prohibited from collecting any personal information irrelevant to their services; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; and (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of service. App operators violating these rules can be ordered by authorities to correct their noncompliance within a given period of time, be publicly reported, or ordered to quit its operation or cancel its business license or operational permits.

On April 10, 2019, the Ministry of Public Security promulgated the Guidelines for Internet Personal Information Security Protection, which establishes the management mechanism, security technical measures and business workflows for personal information security protection. On August 22, 2019, the Cyberspace Administration of China promulgated the Provisions on the Cyber Protection of Children’s Personal Information which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.
On November 28, 2019, the Cyberspace Administration of China, MIIT, the Ministry of Public Security and SAMR jointly promulgated the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and social supervision by citizens.
On May 28, 2020, the NPC approved the Civil Code of the PRC or the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others. Furthermore, information processors shall not divulge or tamper with personal information collected or stored by them; without the consent of a natural person, information processors shall not illegally provide personal information of such person to others, except for information that has been processed so that specific persons cannot be identified and that cannot be restored. In addition, an information processor shall take technical measures and other necessary measures to ensure the security of the personal information that is collected and stored and to prevent the information from being divulged, tampered with or lost; where personal information has been or may be divulged, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural person concerned in accordance with the provisions and report the case to the relevant competent department.
Regulations Relating to Data Privacy and Cybersecurity
The Data Security Law of the PRC, or the DSL, was promulgated by the SCNPC on June 10, 2021 and became effective on September 1, 2021. The primary purpose of the DSL is to regulate data-related activities, which include data collection, storage, usage, processing, transmission, provision and disclosing of data, safeguarding data security, promoting data development and usage, protecting individuals and entities’ legitimate rights and interests, and safeguarding state sovereignty, state security and development interests. The DSL shall apply to both data activities conducted within the territory of the PRC and data activities conducted outside the PRC that may harm the national security or public interests of the PRC, or the legitimate rights of PRC citizens or entities. The DSL provides that the PRC shall establish a data classification and grading protection system and data security review system, under which data processing activities that affect or may affect national security shall be reviewed for national security. A decision on security review made in accordance with the laws shall be final. Data processors shall establish a sound data security management system throughout the whole process, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security, in accordance with the provisions of laws and regulations.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect from November 1, 2021. The Personal Information Protection Law stipulates, among other things, the circumstances under which a personal information processor could process personal information, such as: (i) with the consent of individual; (ii) if necessary for the execution or performance of a contract to which the individual is a party; (iii) if necessary to fulfill statutory duties and statutory obligations; (iv) in order to respond to public health emergencies or protect natural persons’ life, health and property safety under emergency circumstances; (v) such information that has been made public is processed within a reasonable scope in accordance with this Law; (vi) personal information is processed within a reasonable scope to conduct news reporting, public opinion-based supervision, and other activities in the public interest; or (vii) under any other circumstance as provided by any law or regulation.
The SCNPC promulgated the PRC Cybersecurity Law on November 7, 2016. According to the PRC Cybersecurity Law, personal information refers to all kinds of information that are recorded electronically or in other forms that can be used to independently identify or be combined with other information to identify natural persons’ personal information, including but not limited to natural persons’ names, dates of birth, identification numbers, biologically identified personal information, addresses and telephone numbers. Any network operators or providers of network products and services that violate the privacy protection requirements under the PRC Cybersecurity Law and related laws and regulations may be ordered to turn in illegal gains generated from unlawful operations and pay a fine of no less than one but no more than ten times of the illegal gains and may be ordered to cease the relevant business operations when the violation is serious.
On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with other PRC governmental authorities, promulgated the Measures for Cybersecurity Review, or the Cybersecurity Measures. Pursuant to the Cybersecurity Measures, the purchase of network products and services of a critical information infrastructure operator and data processing activities of an online platform operator that affect or may affect national security shall be subject to the cybersecurity review. Alternatively, relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine any network products and services, and data processing activities affect or may affect national security. On November 14, 2021, the CAC published the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Regulations, pursuant to which a “data processor” shall be subject to cybersecurity review if it conducts other activities that affect or may affect national security. As of the date of this annual report, the Draft Cyber Data Regulations is still in draft form and has not come into force.
Regulations Relating to
E-Commerce
On March 15, 2021, the SAMR released the Administration Measures for the Supervision and of Online Trading, which took effect on May 1, 2021, providing more detailed requirements for the online trading operators, such as clarifying the specific acts infringing consumers’ personal information in online trading, the prohibited contents contained in the standard terms used by the operators, and elaborating the measures shall be applicable to the operating activities of selling goods or providing services through social network and online live-streaming.

To further regulate the
e-commerce
industry, on August 31, 2018, the Standing Committee of NPC promulgated the PRC
E-Commerce
Law, which took effect on January 1, 2019, providing that
e-commerce
operators must comply with the principles of voluntariness, equality, fairness, and good faith, abide by laws, observe business ethics, equally participate in market competition, perform obligations regarding the protection of consumers’ rights and interests, environmental protection, intellectual property protection, and the protection of cybersecurity and personal information, take charge of the quality of products and services, and receive the supervision of the government and the general public. For example, the PRC
E-Commerce
Law requires
e-commerce
operators to respect and equally protect consumers’ legitimate rights and provide options to consumers without targeting their personal characteristics, and also requires
e-commerce
operators to clearly point out to consumers their
tie-in
sales in which additional services or products are added by merchants to a purchase, and not to assume consumers’ consent to such tie-in
sales by default. The PRC
E-Commerce
Law also organized rules on
e-commerce
contract execution and performance between
e-commerce
product/service providers and customers.
On June 12, 2019, the State Post Bureau and MOFCOM promulgated the Guiding Opinions on Regulating the Interconnection and Sharing of Data between Express Delivery and
E-commerce
Industries, which provides that if
e-commerce
participants agree to deliver commodities through express delivery, an
e-commerce
operator will be supported in providing the necessary delivery data to an express delivery service provider through the agreed means of data transmission. The
e-commerce
platform operator cannot, by restricting the interconnection and sharing of data, hinder the
e-commerce
participants from freely choosing the express delivery service. When collecting and sharing user information,
e-commerce
operators and enterprises engaged in express delivery business must abide by the provisions of laws and administrative regulations on information protection, and cannot be used for purposes unrelated to the delivery service they provide.
Regulations Relating to Product Quality and Consumer Protection
The Product Quality Law, which was promulgated by Standing Committee of NPC on February 22, 1993 and most recently amended on December 29, 2018, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.
Pursuant to the Civil Code of the PRC, or the Civil Code, which was promulgated on May 28, 2020 and became effective on January 1, 2021, the infringed party may claim for compensation from the manufacturer or the seller of the relevant product in which the defects have caused damage. Where the product defects are caused by the producers, the sellers shall have the right to recover the same from the producers after paying compensation. If the products are defective due to the fault of the seller, the producer may, after paying compensation, claim the same from the seller.

The Consumer Rights and Interests Protection Law or the Consumer Protection Law, which was promulgated by Standing Committee of NPC on October 31, 1993 and most recently amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods, such as custom-made goods, fresh and perishable goods, digital products (e.g. audio-visual products, computer software downloaded online or unpacked by the consumer), newspapers and periodicals delivered and other goods for which non-return
of goods is confirmed by the consumer at the time of purchase based on the characteristics of the goods) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the providers of the online marketplace platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the providers of the online marketplace platforms. Providers of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.
Regulations Relating to Anti-Monopoly
The Anti-Monopoly Law of the PRC or the Anti-Monopoly Law, which was promulgated by the Standing Committee of NPC on August 30, 2007 and effective from August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.
The dominant market position shall refer to a market position where an operator may manipulate the price, volume and other trade conditions of commodities on a relevant market, or may obstruct or otherwise affect the entrance of other operators into relevant markets. Operators who hold the dominant market position are prohibited from engaging in such practices which may be classified as an abuse of said position as: (a) selling commodities at unfairly high or buying commodities at unfairly low prices, (b) selling commodities at a price lower than cost without justified reasons, (c) refusing to trade with relevant trading counterparts without justified reasons, (d) forcing the other trading counterparts to trade only with the said operator or its designated operators without justified reasons, (e) conducting tie-in
sales or adding other unreasonable conditions on a deal without justified reasons, (f) discriminating among trading counterparts of the same qualifications with regard to trade price, etc. without justified reasons, or (g) other practices recognized by the enforcement authorities as abuse of dominant market position. Furthermore, where an operator violates the provisions of the Anti-Monopoly Law by abusing dominant market position, the enforcement authorities shall order such operator to stop the illegal activities, confiscate the illegal earnings, and impose a fine of 1% to 10% of the previous year’s sales revenue.
In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued the Notice on Anti-Monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s provincial branches for anti-monopoly enforcement within their respective jurisdictions, and further issued the Anti-Monopoly Compliance Guideline for Operators on September 11, 2020, which applies to operators under the Anti-Monopoly Law for establishing an anti-monopoly compliance management system and preventing anti-monopoly compliance risks.

On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019 to further prevent and prohibit the abuse of dominant market positions. On February 7, 2021, Anti-monopoly Commission of the State Council issued an Anti-Monopoly Guide for the Platform Economy Sector, or the Guide. The Guide provides operational standards and guidelines to be applied in identifying certain monopolistic acts of internet platforms which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products.
Regulations Relating to Anti-Unfair Competition
The Anti-Unfair Competition Law of the PRC, or the Anti-Unfair Competition Law, which was promulgated by the Standing Committee of NPC on September 2, 1993 and most recently amended on April 23, 2019, provides that operators shall abide by freewill, equality, fairness and good faith principle and comply with laws and business ethics. The online business operator is required to comply with the Anti-Unfair Competition Law as well, such operator shall not, by utilizing technical methods to affect users’ options, among others, conduct any activities interfering with or destroying other operator’s online products or services.
According to the Anti-Unfair Competition Law, operators shall not undermine their competitors by engaging in improper activities, including but not limited to, market confusion, commercial bribery, misleading false publicity, infringement of trade secrets and illegitimate premium sale.
Any operators who violate the Anti-Unfair Competition Law by engaging in the unfair competitive activities shall be ordered to cease such illegal activities, eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators.
Regulations on Leasing
The Urban Real Estate Administration Law of the PRC, which took effect in January 1995 with the latest amendment on August 26, 2019, provides that lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, rental price, liability for repair, and other rights and obligations of both parties. Both lessor and lessee are also required to file for registration and record the lease contract with the real estate administration department. Pursuant to Administrative Measures for Commodity Housing Leasing, which took effect in February 1, 2011, if the lessor and lessee fail to go through the registration procedures timely provided that the competent administrative authority ordered to rectify within a time limit, both lessor and lessee may be subject to fines. According to the Civil Code, the validity of the lease contract shall not be affected due to the failure of registration and record of lease contract.
Pursuant to the Civil Code, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Regulations on Fire Prevention
The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted on April 29, 1998 and last amended on April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Emergency Management and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards. For a construction project that needs a fire prevention design under the national fire protection technical standards for project construction, the construction entity must submit the fire prevention design documents to the fire prevention department of the public security authority for approval or filing purposes (as the case may be).
Upon completion of a construction project to which a fire prevention design has been applied, according to the requirements of the Fire Prevention Law, such project must go through an acceptance check on fire prevention by, or filed with, the relevant fire prevention departments of public security authorities. For each public assembly venue, such as Karaoke clubs, dancing halls, cinemas, hotels, restaurants, shopping malls, trade markets and etc., the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety inspection on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place cannot be put into use and operation if it fails to pass the safety inspection on fire prevention or fails to conform to the safety requirements for fire prevention after such inspection.
Regulations Relating to Intellectual Property Rights
The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.
Copyright
Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law which was promulgated by Standing Committee of NPC on September 7, 1990 and of which the most recent amendment came into effect from June 1, 2021. Under the Copyright Law, PRC citizens, legal persons or other organizations enjoy copyright over their works which refer to original intellectual achievements in the fields of literature, art and science which can be expressed in a certain form including written works, oral works, computer software and other intellectual achievements which comply with the characteristics of the works, whether published or not. The term of protection for copyrighted software is fifty years.
In addition, the Regulations on the Protection of Rights to Information Network Communication, which was promulgated by the State Council on May 18, 2006 and amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers. The Computer Software Copyright Registration Procedures, which was promulgated by the State Copyright Bureau on February 20, 2002, applies to software copyright registration, license contract registration and transfer contract registration.
Patent
According to the Patent Law of the PRC, or the Patent Law, which was promulgated by the Standing Committee of NPC on March 12, 1984 and of which the most recent amendment took effect from June 1, 2021, patent protection is divided into three categories, namely, invention patents, utility model patents and design patents. Invention patents are valid for twenty years from the date of application, utility patents are valid for ten years from the date of application while design patents are valid for fifteen years from the date of application. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Once an invention patent, or an utility model patent is granted, unless otherwise permitted by law, no individual or entities are permitted to engage in the manufacture, use, sale, or import of the product protected by such patent or otherwise engage in the manufacture, use, sale, or import of the product directly derived from applying the production technology or method protected by such patent, without consent of the patent holder, otherwise, the use will constitute an infringement of the patent rights.

Trademark
Registered Trademarks are protected by the PRC Trademark Law which was adopted by the Standing Committee of NPC on August 23, 1982 and most recently amended on April 23, 2019 as well as the Implementation Regulation of the PRC Trademark Law which was adopted by the State Council on August 3, 2002 and amended on April 29, 2014. The Trademark Office of the National Intellectual Property Administration under SAMR handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year
periods upon request by the trademark owner. For licensed use of a registered trademark, the licensor shall file record of the licensing of the said trademark with the Trademark Office, otherwise it may not defend against a bona fide third party. The PRC Trademark Law has adopted a
“first-to-file”
principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.
Under PRC law, any of the following acts will be deemed as an infringement to the exclusive right to use a registered trademark: (i) use of a trademark that is the same as or similar to a registered trademark for identical or similar goods without the permission of the trademark registrant; (ii) sale of any goods that have infringed the exclusive right to use any registered trademark; (iii) counterfeit or unauthorized production of the label of another’s registered trademark, or sale of any such label that is counterfeited or produced without authorization; (iv) change of any trademark of a registrant without the registrant’s consent, and selling goods bearing such replaced trademark on the market; or (v) other acts that have caused any other damage to another’s exclusive right to use a registered trademark.
According to the PRC Trademark Law, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be imposed a fine; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement, or the gains obtained by the infringing party if the losses are difficult to be ascertained. If both gains and losses are difficult to be ascertained, the damages may be determined by referring to the amount of royalties for the license of such trademarks, which will be one to five times of the royalties in the case of any serious infringement with malicious intent. If the gains, losses and royalties are all difficult to be ascertained, the court may render a judgment awarding damages no more than RMB5 million. Notwithstanding the above, if a distributor does not know that the goods it sells infringe another’s registered trademark, it will not be liable for infringement provided that the seller shall prove that the goods are lawfully obtained and identify its supplier.

Domain Names
Domain names are protected under the Administrative Measures on the Internet Domain Names which was promulgated by MIIT on August 24, 2017 and became effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The registration of domain names generally adopts the “first to file” principle. On November 27, 2017, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager.
Regulations Relating to Foreign Currency Exchange and Dividend Distribution
Foreign Exchange
The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations which was promulgated by the State Council on January 29, 1996 and most recently amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities or banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.
On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign invested enterprise, or an FIE, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that the registered capital of an FIE settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of an FIE settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not, in any case, be used to repay Renminbi loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date, and was partially amended on December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which took effect on the same date. Pursuant to SAFE Circular 16, FIEs (excluding financial institutions) may go through foreign exchange settlement formalities for their foreign debts at their discretion. Violations of such SAFE circulars could result in severe monetary or other penalties. On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, pursuant to which FIEs whose approved business scope does not include equity investments are allowed to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which was further amended in May 2015. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment
expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which was further revised in 2015, 2018 and 2019, specifying that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.
On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which took effect on the same day. This circular sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring FIEs’ foreign exchange distribution above US$50,000, and strengthening genuineness and compliance verification of foreign direct investments.
Dividend Distribution
The principal regulations governing distribution of dividends of FIEs include the PRC Foreign Investment Law, the Implementation Rules of the PRC Foreign Investment Law, and the Company Law which was issued on December 29, 1993 and most recently amended on October 26, 2018.
Under these laws and regulations, WFOEs in China may pay dividends only out of their accumulated after-tax
profits, if any. In addition, WFOEs in China are required to allocate at least 10% of their respective accumulated after-tax
profits each year, if any, to fund certain statutory reserve funds until these reserves have reached 50% of the registered capital of the enterprises. These statutory reserves are not distributable as cash dividends.
Offshore Financing
SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Oversea Investment, Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. Under SAFE Circular 37, (i) an “SPV” refers to an offshore entity directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests owned by such PRC residents; (ii) “round trip investment” refers to the direct investment in China by such PRC residents through the “SPV,” including, without limitation, establishing FIEs and using such FIEs to purchase or control onshore assets through contractual arrangements; and (iii) “control” is defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 requires PRC residents to complete a foreign exchange registration of overseas investment with the competent local branches of SAFE before making capital contribution into an SPV. SAFE Circular 37 further requires the filing of amendment to the registration in the event of any changes with respect to the SPV, including basic information changes such as changes in a PRC resident individual shareholder, name of SPV or operation period, and significant changes such as changes in the capital contributed by PRC residents, share transfer or exchange, merger, division or other material events.

On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015 and was amended on December 30, 2019. After SAFE Notice 13 becomes effective, application for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE. Beneficial owners of the special purpose vehicle who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status. If any PRC resident shareholder of the SPV fails to make the required registration or to update the previously filed registration, the PRC subsidiaries of the SPV may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV also may be prohibited from making additional capital contribution into its PRC subsidiaries.
Stock Incentive Plans
Pursuant to the Administrative Measures For Individual Foreign Exchange, which was promulgated by PBOC on December 25, 2006 and became effective on February 1, 2007, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed
companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or SAFE Notice 7, which was promulgated by SAFE on February 15, 2012, PRC residents or non-PRC
citizens residing in China for a consecutive period of no less than one year, subject to a few exceptions, who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with SAFE or its local branches. Pursuant to SAFE Notice 7, PRC residents participating in the stock incentive plans of overseas-listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of these individuals who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with such individuals’ exercise of the employee share options. The foreign exchange proceeds received by such individuals from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas-listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such individuals. In addition, the PRC agents shall file the form for record-filing of information of the individuals participating in the stock incentive plans of overseas-listed companies with SAFE or its local branches within three business days at the beginning of each quarter.

Under the Circular of the State Administration of Taxation on Issues Concerning Individual Income Tax in Relation to Equity Incentives promulgated and became effective on August 24, 2009 by the STA, listed companies and their domestic organizations will, according to the individual income tax calculation methods for “wage and salary income” and stock option income, lawfully withhold and pay individual income tax on such income.
Regulations on Tax
Enterprise Income Tax
The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018. The EIT Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including FIEs. The EIT Law and its implementation rules permit “high and new technology enterprises” to benefit from a preferential enterprise income tax rate of 15% subject to these high and new technology enterprises meeting certain qualification criteria.
Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise”, the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, both issued by SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.
According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day
operational management and the places where they perform their duties are in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives habitually reside in the PRC. In addition, SAT Bulletin 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of a PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain
PRC-sourced
income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.
Dividend Withholding Tax

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to PRC outsourced income of
“non-PRC
resident enterprises,” which (i) do not have an establishment or place of business in China or (ii) have an establishment or place of business in China, but the relevant income is not actually connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. The State Council or a tax treaty between China and the jurisdictions in which the non-PRC
investors reside may reduce such income tax. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued by SAT on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven,
such PRC tax authorities may adjust the preferential tax treatment. Based on the Circular on Issues concerning the “Beneficial Owner” in Tax Treaties, or SAT Circular 9, issued by SAT on February 3, 2018, which became effective on April 1, 2018, a comprehensive analysis shall be conducted based on the factors set out in the present article and in combination with the actual conditions of specific cases, and certain factors which will negatively affect the determination of an applicant’s status as a “beneficial owner” are provided, such as the business activities engaged in by the applicant do not constitute substantive business activities. On October 14, 2019, SAT promulgated the Administrative Measures for
Non-Resident
Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-PRC
resident enterprises are not required to obtain
pre-approval
from the relevant tax authorities in order to enjoy the reduced withholding tax. Instead, non-PRC
resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax
filing examinations by the relevant tax authorities.
Indirect Transfer of Properties
On February 3, 2015, SAT issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Assets by
Non-PRC
Resident Enterprises, or SAT Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of SAT Public Notice 7 were abolished by Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents effective on December 29, 2017 and the Circular on Issues concerning Withholding of Enterprise Income Tax for
Non-PRC
Resident Enterprises, or the SAT Circular 37, effective on December 1, 2017, which was amended on June 15, 2018, respectively. By promulgating and implementing these notices, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC
resident enterprise. Pursuant to the SAT Public Notice 7, as amended, in the event that a non-PRC
resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying EIT by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified
and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. The SAT Public Notice 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both offshore transferor and transferee (or another person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC
resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC
resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT, and the transferee or another person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

Issues concerning the withholding of EIT of the China-sourced income, which refers to income obtained from sources within China by non-PRC
resident enterprises that (a) do not have an establishment or place of business in China or (b) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business in China, shall be subject to the SAT Circular 37. China-sourced income includes income from equity investment such as dividend and bonus, income from interest, rental and royalties, income from the property transfer, and other income. Pursuant to the SAT Circular 37, non-PRC
resident enterprises shall pay EIT in relation to their China-sourced income, and the entities which have the direct obligation to make certain payments to a non-PRC
resident enterprise shall be the relevant tax withholders for such non-PRC
resident enterprise. The tax withholders shall, within seven days of the day on which the withholding obligation occurs, which is the day when the payment is made in fact or becomes due, declare and remit the withholding tax to the competent tax authority. When declaring and remitting the withholding tax payable, the tax withholders shall complete the Withholding Statement of the PRC for Enterprise Income Tax. In the event that the tax withholder fails to withhold and remit the taxable EIT for a non-PRC
resident enterprise, or is unable to perform its obligation mentioned above, the non-PRC
resident enterprise shall declare and pay the EIT to the competent tax authority, and complete the Withholding Statement of the PRC for Enterprise Income Tax.
Value-Added Tax
On March 23, 2016, the Ministry of Finance, or MOF and SAT jointly issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Taxes in Lieu of Business Taxes, or the SAT Circular 36. Effective from May 1, 2016, the PRC tax authorities will collect Value-Added Tax, or the VAT, in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Taxes and Amending the Provisional Regulation of China on Value-Added Taxes, pursuant to which, PRC tax authorities will collect VAT in lieu of business taxes for all industries where business taxes should have been collected within the PRC territory. Pursuant to the Provisional Regulation of China on Value-Added Taxes, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in China, or import goods to China, are subject to VAT at a rate ranging from 6% to 17%.

On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, which took effect on May 1, 2018. According to Circular 32: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 17% and 11% respectively, tax rates are adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, the deduction rate is adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to the tax rate of 16%, the taxes are calculated at the deduction rate of 12%; (iv) for exported goods originally subject to the tax rate of 17% and export tax refund rate of 17%, the export tax refund rate is adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to the tax rate of 11% and export tax refund rate of 11%, the export tax refund rate is adjusted to 10%. To further reduce VAT, on March 20, 2019, MOF, SAT, and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019. According to the announcement: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 16% and 10%, tax rates are adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, the deduction rate is adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to the tax rate of 13%, the taxes are calculated at the deduction rate of 10%; (iv) for exported goods originally subject to the tax rate of 16% and export tax refund rate of 16%, the export tax refund rate is adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to the tax rate of 10% and export tax refund rate of 10%, the export tax refund rate is adjusted to 9%. Announcement 39 came into effect on April 1, 2019 and shall be prevail in case of any conflict with existing provisions.
Regulations Relating to Employment Laws
The PRC Labor Law, which became effective on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, and the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, provide requirements concerning employment contracts between an employer and its employees. Pursuant to the Labor Contract Law, a written labor contract is required when an employment relationship is established between an employer and an employee. An employer is obligated to sign a labor contract with an employee with an indefinite term if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.
On October 28, 2010, Standing Committee of NPC promulgated the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer must pay the social insurance for its employees in accordance with the rates provided under relevant regulations and must withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund, which was promulgated on April 3, 1999, and was most recently amended on March 24, 2019, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. An enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

C.	Corporate Structure
The following is a list of our principal subsidiaries as of December 31, 2021:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Dingdong Fresh Holding Limited	100%	October 30, 2018	British Virgin Islands	Investment holding
Dingdong Fresh (Hong Kong) Limited	100%	January 4, 2019	Hong Kong	Investment holding
Baqianlilu (Wuxi) Network Technology Co., Ltd.	100%	May 9, 2020	PRC	E-commerce
Shanghai 100me Internet Technology Co., Ltd.	100%	March 23, 2014	PRC	E-commerce
Yihengyishu (Shanghai) E-Commerce Co., Ltd.	100%	April 12, 2017	PRC	E-commerce
Chizhiyiheng (Shanghai) E-commerce Co., Ltd.	100%	July 18, 2018	PRC	E-commerce
Shilaiyunzhuan (Hangzhou) E-commerce Co., Ltd.	100%	January 4, 2019	PRC	E-commerce
Shishishun (Shenzhen) E-commerce Co., Ltd.	100%	July 12, 2019	PRC	E-commerce
Shishishun (Jiangsu) E-Commerce Co., Ltd.	100%	September 18, 2019	PRC	E-commerce
ChaoLizhi (Jiangsu) E-Commerce Co., Ltd.	100%	November 14, 2019	PRC	E-commerce
Beijing Bujiangjiu E-Commerce Co., Ltd.	100%	February 28, 2020	PRC	E-commerce
Shanghai Yushengbaigu Food Co., Ltd.	93.05%	October 21, 2020	PRC	E-commerce
Chizhiyiheng (Nanjing) Supply Chain Co., Ltd.	100%	August 30, 2021	PRC	E-commerce
The following diagram illustrates our corporate structure, including our principal subsidiaries, as of December 31, 2021:

D.	Property, Plant and Equipment
Our principal place of business is located in Shanghai, China. As of December 31, 2021, we lease approximately 1,500 properties including our offices and all of our regional processing centers and frontline fulfillment stations in more than 35 cities in China. These leases vary in duration from two to four years.

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results
Overview
We are the largest fresh grocery
e-commerce
company in China, in terms of average MAU in 2021. We directly provide users and households with fresh produce, meat and seafood, prepared food and other food products through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. With fresh groceries as our core product categories, we have successfully expanded to providing prepared food and other food products to grow into a leading one-stop
online shopping destination in China for consumers to make purchases for their daily lives.
Since our initial entry into Shanghai in May 2017, we have successfully expanded our business to more than 35 cities across China. Demonstrating our ability to leverage our core capabilities and replicate our success in new markets. Our ramp up in GMV and unit economics for new markets has continuously accelerated. At the same time, our fulfillment expenses as percentage of total revenues decreased from 49.9% in 2019 to 36.1% in 2021, indicating significantly improved operational efficiency.
Our total revenues has grown from RMB3,880.1 million in 2019 to RMB11,335.8 million in 2020 and further increase to RMB20,121.1 million (US$3,157.4 million) in 2021, because of the robust growth in our GMV. Our total GMV has grown from RMB4,709.7 million in 2019 to RMB13,032.2 million in 2020 and RMB22,704.1 million (US$3,562.8 million) in 2021, representing a CAGR of 119.6%. We had net loss of RMB1,873.4 million in 2019 and RMB3,176.9 million in 2020 and RMB6,429.1 million (US$1,008.9 million) in 2021, while our net loss margin was 48.3%, 28.0% and 32.0% respectively in 2019, 2020 and 2021. We had non-GAAP
net loss of RMB1,871.4 million in 2019, RMB3,023.8 million in 2020 and RMB6,113.7 million (US$959.4 million) in 2021, and our non-GAAP
net loss margin was 48.2%, 26.7% and 30.4% respectively in 2019, 2020 and 2021.
Key Factors Affecting Our Results of Operations
General Factors Affecting Our Results of Operations
Our results of operations and financial condition are affected by the general factors driving China’s retail industry, including levels of per capita disposable income and consumer spending in China. In addition, they are also affected by factors driving online retail in China, the availability of improved logistics infrastructure and the increasing variety of payment options and channels, and competition in the industry. As a result, unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations
While our business is influenced by the general factors set forth above, our results of operations are also more directly affected by specific factors relating to our business, including:
Our ability to increase our number of orders and average revenue per order
Growth in the number of orders and average revenue per order are key drivers of our revenue growth. Our total number of orders increased substantially from approximately 93.9 million in 2019 to approximately 198.5 million in 2020 and approximately 387.1 million in 2021. Our average revenue per order has increase from RMB 41 in 2019 to RMB52 in 2021.
Our ability to increase our number of orders and average revenue per order depends on our ability to (i) improve the competitiveness of our products, including increasing the proportion of more quality, premium products and prepared food, developing private label products and strengthening in-house production capabilities; (ii) improve our users experience by offering reliable fulfillment and superior and comprehensive user services on
Dingdong Fresh
; and (iii) efficiently replicate our business model to expand into new regions and markets. In addition, we will continue to primarily rely on word-of-mouth
marketing to acquire new users and promote our Dingdong membership program.
Our ability to manage our costs and expenses
Our results of operations are directly affected by our ability to further increase our business scale, realize economies of scale in our costs and expenses and further improve our operating efficiency. Cost of goods sold and fulfillment expenses are the two largest components of our costs and expenses, representing 82.9% and 49.9%, respectively, of our revenues in 2019, 80.3% and 35.7%, respectively, of our revenues in 2020, 79.9% and 36.1%, respectively, of our revenues in 2021. In August 2021, we shifted our strategic focus to “efficiency first, with due consideration of scale.” As we continue to improve our operating efficiency and our business further grows in scale, we expect to further optimize our costs of goods sold and fulfillment expense structures and operating efficiency, benefiting our cash flow with favorable mix of trade payables, trade receivables and receivable turnover days.
Costs of goods sold primarily consist of procurement costs of finished goods and material procurement costs, labor costs and processing costs for self-processed products. As we continue to create value for our suppliers by providing an effective channel for selling large amounts of their products online and offering them comprehensive information on market demand and projections, we gain better negotiating leverage with and can obtain more favorable terms from them, optimizing our cost of goods sold structure. Additionally, as we have made significant investments to improve our in-house production capacities over the last three years, we expect more cost saving opportunities in future.
Our fulfillment expenses primarily consist of (i) outsourcing expenses charged by third-party labor service companies for provision of delivery riders and workers at our regional processing centers and frontline fulfillment stations, (ii) lease expenses for our regional processing centers and frontline fulfillment stations and (iii) transportation and logistics expenses paid to third-party couriers for transferring products from regional processing centers to frontline fulfillment stations. In the near future, we expect our fulfillment expenses to decrease as a percentage of our revenues as we continue to improve operating efficiencies and leverage our business scale.

Our ability to improve our sourcing capabilities
As a self-operated online retail company, our results of operations are also affected by our ability to improve our sourcing capabilities and optimize products offerings on
Dingdong Fresh
. In 2021, we sourced over 18,000 SKUs, including fresh groceries, prepared food and other food products from over 2,800 suppliers. In particular, the proportion of fresh groceries that we procured from direct sources, defined as direct producers, base cooperatives and sole designated distribution agencies, was approximately 80% in terms of procurement costs in 2021. We plan to further enhance our upstream procurement and direct sourcing capabilities as we deepen our relationships with our suppliers. In addition, to improve supply chain efficiency, we will continue to empower our upstream farms and suppliers and our own supply chain management through further enhancing digitalization and promoting standardization, and ensure end-to-end
quality control over products on
Dingdong Fresh
.
Our ability to effectively invest in our fulfillment infrastructure and technology
Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology to cost-effectively meet the demands of our anticipated growth. As of December 31, 2021, we operated in more than 35 cities in China, with a self-operated grid of around 60 regional processing centers and around 1,300 frontline fulfillment stations on our leased properties. We plan to further expand the coverage of our fulfillment network and penetrate into new geographical regions and areas. We will also continue our investment in core technology areas such as AI, big data and algorithm optimization to strengthen our existing technical advantages. We expect these technology initiatives to provide innovative features, solutions and services to our users and suppliers, while increasing our operational efficiency. Our ability to effectively invest in our fulfillment infrastructure and technology may decrease our fulfillment expenses as a percentage of our total revenues in the long run, but require upfront capital investments and expenditures in the short run, both of which would affect our operating costs and expenses.
Impact of
COVID-19
Pandemic on Our Operations and Financial Performance
Health epidemics or pandemics can adversely affect consumer spending and confidence levels and supply availability and costs in the markets in which we operate, all of which can affect our business, financial condition, and results of operations. In December 2019, a novel strain of coronavirus, referred to as 2019-ncov,
COVID-19
coronavirus epidemic, or
COVID-19,
was identified.
COVID-19
has since spread in China and the rest of the world. The global pandemic resulting from the outbreak of
COVID-19
has disrupted global health, economic and market conditions, consumer behavior and food service operations.
In early 2020, in response to intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having
COVID-19,
imposing travel restrictions, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others.
In the fiscal year of 2021, some instances of
COVID-19
infections emerged in various regions of China, resulting in the regional shutdown and delay in the commencement of operations, as well as travel restrictions of varying degrees. Since December 2021, there has been a recurrence of
COVID-19
outbreaks in certain provinces of China due to the Delta and Omicron variants. As a result, the Chinese government has implemented similar measures as described above to contain further spread of
COVID-19.
Some of our regional processing centers and frontline fulfillment stations in the affected regions have been temporarily closed, adversely affecting our operating efficiency and capacity. Because of the city-wide lock-downs from time to time, there have been significant strains on offline operating activities and negative impact on our operations.

While the COVID-19 pandemic may generally increase the market penetration rate of fresh grocery e-commerce business, our operations were affected to a certain extent by delays in our business activities, such as the expansion of our fulfillment network, commercial and corporate transactions and general uncertainties surrounding the duration of the government’s extended restrictive measures. In particular, the travel restrictions resulted in a short-term shortage of migrant workers in large cities who could serve as our delivery riders, which temporarily and adversely affected the delivery speed for products ordered on
Dingdong Fresh
. We have also provided our riders and fulfillment workers with masks, hand sanitizers and other protective equipment immediately after the outbreak, which increased and may continue to increase costs and expenses for our operations. In addition, our business operations could be disrupted if any of our employees contracts or is suspected of contracting
COVID-19
or any other epidemic disease, since our employees could be subject to contact tracing and quarantined and/or our offices be shut down for quarantine control. As such, our business, results of operations, financial conditions and prospects may be adversely affected directly by
COVID-19,
as well as indirectly to the extent that
COVID-19
or any other epidemic harms the Chinese economy in general. We will closely monitor the impacts of COVID-19 pandemic on us.
Seasonality
We have experienced seasonal fluctuations in customer purchases in our business. For example, we typically experience higher user traffic and more purchase orders during summer holidays as families tend to cook more often for kids at home and lower user traffic during the Chinese New Year. Other than the foregoing, shopping for fresh grocery and other food products is a frequent occurrence for consumers, and our sales are not normally subject to fluctuations, including during promotional events.
Results of Operations
The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period
comparisons of results of operations should not be relied upon as indicative of future performance.

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Product revenues	3,848,094	11,207,178	19,896,725	3,122,230
Service revenues	32,018	128,609	224,401	35,214

Total revenues	3,880,112	11,335,787	20,121,126	3,157,444
Operating costs and expenses:
Cost of goods sold	(3,215,175)	(9,105,294)	(16,076,178)	(2,522,703)
Fulfilment expenses	(1,936,940)	(4,044,230)	(7,272,535)	(1,141,219)
Sales and marketing expenses	(260,411)	(568,705)	(1,514,504)	(237,659)
Product development expenses	(91,145)	(321,697)	(905,007)	(142,015)
General and administrative expenses	(117,776)	(458,041)	(682,922)	(107,166)

Total operating costs and expenses	(5,621,447)	(14,497,967)	(26,451,146)	(4,150,762)

Loss from operations	(1,741,335)	(3,162,180)	(6,330,020)	(993,318)
Interest income	25,486	16,244	45,324	7,112
Interest expenses	(58,130)	(38,758)	(85,151)	(13,362)
Other income	4,414	45,026	52,403	8,223
Other expenses	(3,146)	(48,696)	(57,785)	(9,068)
Changes in fair value of warrant liabilities	(100,672)	11,450	(44,457)	(6,976)

Loss before income tax	(1,873,383)	(3,176,914)	(6,419,686)	(1,007,389)
Income tax expenses	—	—	(9,373)	(1,471)
Net loss	(1,873,383)	(3,176,914)	(6,429,059)	(1,008,860)

Non-GAAP
Measures
We report our financial results in accordance with generally accepted accounting principles in the U.S. (“GAAP”); however, management evaluates our results of operations using, among other measures, non-GAAP
net loss or
non-GAAP
net loss margin in evaluating our operating results and for financial and operational decision-making purposes. We believe that the non-GAAP financial
measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges
and do not correlate to any operating activity trends. We also believe that the non-GAAP financial
measures provide useful information about our company’s results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.
These
non-GAAP
financial measures are not universally consistent calculations, limiting their usefulness as comparative measures. Other companies may calculate similarly titled financial measures differently than we do or may not calculate them at all. Additionally, these non-GAAP
financial measures are not measurements of financial performance under GAAP. In order to facilitate a clear understanding of our consolidated historical operating results, you should examine our non-GAAP
financial measures in conjunction with our historical consolidated financial statements and related notes thereto included in this annual report.
The following tables present a reconciliation of net loss to non-GAAP
net loss for the periods presented:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(1,873,383)	(3,176,914)	(6,429,059)	(1,008,860)
Add: share-based compensation expenses	1,990	153,110	315,362	49,487

Non-GAAP net loss	(1,871,393)	(3,023,804)	(6,113,697)	(959,373)

	For the years ended December 31,
	2019	2020	2021
Net loss margin	(48.3%)	(28.0%)	(32.0%)
Add: share-based compensation expenses	0.1%	1.3%	1.6%

Non-GAAP net loss margin	(48.2%)	(26.7%)	(30.4%)

Key Components of Results of Operations
Revenues
Revenues consist of (i) product revenues and (ii) service revenues. The following table sets forth a breakdown of our revenues by type in absolute amounts for the periods indicated:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Product revenues	3,848,094	11,207,178	19,896,725	3,122,230
Service revenues	32,018	128,609	224,401	35,214

Total revenues	3,880,112	11,335,787	20,121,126	3,157,444

We generate product revenues from sale of products on
Dingdong Fresh
, accounting for significantly all of our revenues in 2019, 2020 and 2021. We also generate a small amount of service revenues primarily from Dingdong membership fees paid by our members.
We record revenues net of discounts, return allowances and value-added taxes, or VAT.
Operating costs and expenses
Our operating costs and expenses consist of (i) costs of goods sold, (ii) fulfillment expenses, (iii) sales and marketing expenses, (iv) product development expenses, and (v) general and administrative expenses. In 2021, we shifted our strategic focus to “efficiency first, with due consideration of scale.” We expect that our operating costs and expenses to decrease as a percentage of our revenues as we further improve our supply chain capabilities and operating efficiency and realize benefits from economies of scale in line with our growth. The following table sets forth a breakdown of our operating costs and expenses both in absolute amounts and as a percentage of our revenues for the periods indicated:

	For the years ended December 31
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Operating costs and expenses:
Cost of goods sold	3,215,175	82.9%	9,105,294	80.3%	16,076,178	2,522,703	79.9%
Fulfilment expenses	1,936,940	49.9%	4,044,230	35.7%	7,272,535	1,141,219	36.1%
Sales and marketing expenses	260,411	6.7%	568,705	5.0%	1,514,504	237,659	7.5%
Product development expenses	91,145	2.3%	321,697	2.8%	905,007	142,015	4.5%
General and administrative expenses	117,776	3.0%	458,041	4.0%	682,922	107,166	3.4%

Total operating costs and expenses	5,621,447	144.8%	14,497,967	127.8%	26,451,146	4,150,762	131.4%

Costs of goods sold.
Costs of goods sold primarily consists of procurement costs of finished goods and material procurement costs, labor costs and processing costs for self-processed products.
Fulfillment expenses
. Fulfillment expenses consist primarily of (i) outsourcing expenses charged by third-party labor service companies for provision of delivery riders and workers at our regional processing centers and frontline fulfillment stations, (ii) warehouse leasing of regional processing centers and frontline fulfillment stations and (iii) transportation and logistics expenses paid to third-party couriers for transferring products from regional processing centers to frontline fulfillment stations. Outsourcing expenses amounted to RMB1,256.9 million, RMB2,515.4 million and RMB4,266.0 million (US$669.4 million) in 2019, 2020 and 2021, representing 64.9%, 62.2% and 58.7% of total fulfillment expenses, respectively. We expect our fulfillment expenses to decrease as a percentage of our revenues in the near future, as we further improve our operating efficiencies.
Sales and marketing expenses
. Sales and marketing expenses primarily consist of (i) advertising expenses, (ii) outsourcing expenses for marketing activities and (iii) staff costs, including share-based compensation expenses, for our sales and marketing personnel. We expect to continue to incur sales and marketing expenses to grow our user base and strengthen our brand image, but as we are more focused on acquiring higher-value users and driving the growth through our improved product capabilities, our marketing efficiency will improve significantly.
Product development expenses
. Product development expenses consist primarily of staff costs, including share-based compensation expenses, for research and development personnel involved in platform development, product development and system support.
General and administrative expenses
. General and administrative expenses consist primarily of (i) staff costs, including share-based compensation expenses, for general and administrative personnel, (ii) payment processing fees on
Dingdong Fresh
and (iii) fees charged by professional parties. We plan to continue to hire additional qualified employees to support our business operations and planned expansion.
Interest income
Interest income is mainly generated from bank deposits and other interest earning financial assets and is recognized on an accrual basis using the effective interest method.

Interest expenses
Interest expenses consist primarily of interest incurred from bank loans and accrued interest related to our convertible notes.
Taxation
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.
Hong Kong
On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017, which introduces the two-tiered
profits tax rates regime. The bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered
profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered
profits tax rates regime will continue to be taxed at a flat rate of 16.5%.
Accordingly, the Hong Kong profits tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.
China
Under the PRC Enterprise Income Tax Law and its implementation rules, our PRC subsidiaries, are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.
Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential enterprise income tax rate of 15% for three years. Shanghai 100me, one of our wholly-owned subsidiaries, was certified as “high and new technology enterprise” under the relevant PRC laws and regulations, and accordingly, was eligible for a preferential tax rate of 15% in 2018 and 2019. Starting from 2020, Shanghai 100me is no longer qualified as a high and new technology enterprise.
Enterprises that qualify as SSE are eligible for a preferential enterprise income tax rate of 20%. A number of our PRC operating subsidiaries are qualified as SSE and thus entitled to enjoy a preferential tax rate of 20% in 2019, 2020 and 2021.
Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, normally a 10% withholding tax is levied on dividends declared to foreign investors from China.
We incurred income tax expenses of RMB9.4 million (US$1.5 million) for the year ended December 31, 2021. We had no current or deferred income tax expenses or benefits for the years ended December 31, 2019 and 2020.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues
Our revenues increased by 77.5% from RMB11,335.8 million in 2020 to RMB20,121.1 million (US$3,157.4 million) in 2021.
Product revenues
. Product revenues increased by 77.5% from RMB11,207.2 in 2020 to RMB19,896.7 million (US$3,122.2 million) in 2021, primarily driven by the increase in the number of orders placed on
Dingdong Fresh
from 198.5 million in 2020 to 387.1 million in 2021. Such increase of order volume was primarily due to the increased user purchase frequency, and a larger user base in the existing cities and new cities we entered in 2021.
Service revenues.
Service revenues increased by 74.5% from RMB128.6 million in 2020 to RMB224.4 million (US$35.2 million) in 2021, primarily due to an increase in membership fees which is in line with the growth of our members.
Operating costs and expenses
Cost of goods sold
. Our cost of goods sold increased by 76.6% from RMB9,105.3 million in 2020 to RMB16,076.2 million (US$2,552.7 million) in 2021, generally in line with the increase in product revenues for the same period due to the growth of our business.
Fulfillment expenses
. Our fulfillment expenses increased by 79.8% from RMB4,044.2 million in 2020 to RMB7,272.5 million (US$1,141.2 million) in 2021, primarily due to increases in outsourcing expenses, lease expenses for our fulfillment facilities and logistics expenses. Fulfillment expenses as a percentage of revenues increased slightly from 35.7% in 2020 to 36.1% in 2021, primarily due to the increase in the GMV contribution from the new cities that the Company entered in late 2020 and 2021, where the fulfillment efficiency was still at the ramp-up
stage.
Sales and marketing expenses
. Our sales and marketing expenses increased by 166.3% from RMB568.7 million in 2020 to RMB1,514.5 million (US$237.7 million) in 2021, primarily due to the increased spending on advertising activities to acquire new users.
Product development expenses
. Our product development expenses increased by 181.3%% from RMB321.7 million in 2020 to RMB905.0 million (US$142.0 million) in 2021, primarily due to the increased staff cost alongside with our investments in (i) our supply chain system to further improve efficiency and reduce operating costs, (ii) the agricultural technology to empower upstream partners, and (iii) research and development to launch new products.
General and administrative expenses
. Our general and administrative expenses increased by 49.1% from RMB458.0 million in 2020 to RMB682.9 million (US$107.2 million) in 2021, primarily due to our increased business scale and number of employees
Loss from operations
As a result of the foregoing, we had operating loss of RMB6,330.0 million (US$993.3 million) in 2021, compared to RMB3,162.2 million in 2020.
Interest income
Our interest income increased by 179.0% from RMB16.2 million in 2020 to RMB45.3 million (US$7.1 million) in 2021, primarily due to the increase in short-term investments.

Interest expenses
Our interest expenses increased by 119.7% from RMB38.8 million in 2020 to RMB85.2 million (US$13.4 million) in 2021, primarily due to the increase in short-term borrowings.
Other income
Our other income increased from RMB45.0 million in 2020 to RMB52.4 million (US$8.2 million) in 2021, primarily due to the increase in penalty income from suppliers.
Other expenses
Our other expenses increased from RMB48.7 million in 2020 to RMB57.8 million (US$9.1 million) in 2021, primarily due to the increase in the loss from disposal of property and equipment.
Loss before income tax
Primarily as a result of the foregoing, our loss before income tax was RMB3,176.9 million and RMB6,419.7 million (US$1,007.4 million) in 2020 and 2021, respectively.
Net loss
In 2021, we incurred income tax expenses of RMB9.4 million (US$1.5 million), because of the government subsidy received by one of our subsidiaries, which is deemed as taxable income according to PRC tax law. We did not incur any income tax expense in 2020.
As a result of the foregoing, our net loss was RMB3,176.9 million and RMB6,429.1 million (US$1,008.9 million) in 2020 and 2021, respectively.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues
Our revenues increased by 192.2% from RMB3,880.1 million in 2019 to RMB11,335.8 million in 2020.
Product revenues
. Product revenues increased by 191.2% from RMB3,848.1 million in 2019 to RMB11,207.2 million in 2020, primarily driven by (i) a significant increase in the number of orders placed on
Dingdong Fresh
and (ii) an increase in average revenue per order in 2020, both in line with the growth of our business and the increasing acceptance of consumers for online shopping for fresh produce, meats and seafood, prepared food and other food products, in particular during the height of the
COVID-19
pandemic.
Service revenues.
Service revenues increased by 301.7% from RMB32.0 million in 2019 to RMB128.6 million in 2020, primarily due to a significant increase in membership fees in 2020 as well as an increase in shipping fees which we started to charge to our users in the second half of 2019.
Operating costs and expenses
Cost of goods sold
. Our cost of goods sold increased by 183.2% from RMB3,215.2 million in 2019 to RMB9,105.3 million in 2020, generally in line with the increase in product revenues for the same period due to the growth of our business.

Fulfillment expenses
. Our fulfillment expenses increased by 108.8% from RMB1,936.9 million in 2019 to RMB4,044.2 million in 2020, primarily due to increases in outsourcing expenses, lease expenses for our fulfillment facilities and logistics expenses. Fulfillment expenses as a percentage of revenues decreased from 49.9% in 2019 to 35.7% in 2020, primarily due to more optimal fulfillment capacity utilization and enhanced staff productivity from realized economies of scale.
Sales and marketing expenses
. Our sales and marketing expenses increased by 118.4% from RMB260.4 million in 2019 to RMB568.7 million in 2020, primarily due to increases in our advertising expenses, outsourcing expenses and staff costs in 2020, as we continued to enhance our brand recognition and promote our brand image.
Product development expenses
. Our product development expenses increased by 253.0% from RMB91.1 million in 2019 to RMB321.7 million in 2020, primarily due to increases in staff costs, outsourcing expenses and IT service charges in 2020 as we continue to invest in in R&D talent and technology infrastructure to continue to support the growth of our business.
General and administrative expenses
. Our general and administrative expenses increased by 288.9% from RMB117.8 million in 2019 to RMB458.0 million in 2020, primarily due to increases in staff costs and third-party payment processing fees in 2020 in line with the growth of our business.
Loss from operations
As a result of the foregoing, we had operating loss of RMB3,162.2 million in 2020, compared to RMB1,741.3 million in 2019.
Interest income
Our interest income decreased by 36.3% from RMB25.5 million in 2019 to RMB16.2 million in 2020, primarily due to the decrease in interest income from our U.S. dollar deposits as a result of interest rate cuts in 2020.
Interest expenses
Our interest expenses decreased by 33.3% from RMB58.1 million in 2019 to RMB38.8 million in 2020, primarily because there were less interest expenses incurred from our convertible notes in 2020 as they were converted into preferred shares in the first half of 2020.
Other income
Our other income increased significantly from RMB4.4 million in 2019 to RMB45.0 million in 2020, primarily due to government grants of RMB23.2 million we received that support high-tech companies in 2020.
Other expenses
Our other expenses increased from RMB3.1 million in 2019 to RMB48.7 million in 2020, primarily due to the extinguishment loss incurred related to the conversion of our convertible notes into preferred shares in 2020.
Loss before income tax
Primarily as a result of the foregoing, our loss before income tax was RMB1,873.4 million and RMB3,176.9 million in 2019 and 2020, respectively.

Net loss
We did not incur any tax expense in 2019 or 2020. As a result of the foregoing, our net loss was RMB1,873.4 million and RMB3,176.9 million in 2019 and 2020, respectively.
Critical Accounting Policies, Judgments and Estimates
We have identified certain accounting policies, judgments, and estimates that are significant to the preparation of our historical financial information in accordance with the U.S. generally accepted accounting principles (“U.S. GAAP”). Our significant accounting policies, which are important for an understanding of our financial position and results of operations, are set forth in detail in Note 2 to the consolidated financial statements included elsewhere in this annual report.
Some of our accounting policies require us to apply estimates and assumptions as well as complex judgments relating to accounting items. The estimates and assumptions that we use and the judgments that we make in applying our accounting policies have a significant impact on our financial position and results of operations. Actual results could differ from those estimates. Our management continually evaluates such estimates, assumptions, and judgments based on past experience and other factors, including industry practices and expectations of future events that we believe to be reasonable under the circumstances. Our critical accounting judgments and estimates that were used in the preparation of our historical financial information are set forth in Note 2 to the consolidated financial statements included elsewhere in this annual report.
Revenue Recognition
We recognize revenues (i) from product sales of primarily fresh groceries, prepared food and other food products through
“Dingdong Fresh
” APP and mini-programs and (ii) membership services.
Consistent with the criteria of ASC 606, we recognize revenues when we satisfy a performance obligation by transferring a promised good or service (that is, an asset) to a customer in an amount of consideration to which we expect to be entitled to in exchange for the good or services. An asset is transferred when the customer obtains control of that asset.
Product Sales
In accordance with ASC 606, we evaluate whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When we are a principal, that we obtain control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which we expect to be entitled in exchange for the specified goods or services transferred. When we are an agent and our obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which we earn in exchange for arranging for the specified goods or services to be provided by other parties.
We recognize product sales made through
Dingdong Fresh
on a gross basis because we are acting as a principal in these transactions as we (i) are responsible for fulfilling the promise to provide the specified goods, (ii) are responsible for inventory risks and (iii) have discretion in establishing price. Revenues are recorded net of value-added taxes, or VAT.
We recognize revenues net of discounts and return allowances. We do not issue any coupons upon the completion of sales transaction. The discounts and coupons are recorded as deduction of revenue when used by customers, except for referral coupons, which are recognized as sales and marketing expenses when customers provide a customer referral. We allow fresh groceries and other daily essentials returns within 24 hours and 7 days, respectively. We estimate the possibility of product returns based on the historical experience. As of December 31, 2019, 2020 and 2021, estimated liabilities for return allowances were not significant.
We also sell prepaid cards which can be redeemed to purchase products sold on
Dingdong Fresh
. Cash collected from the sales of prepaid cards is initially recorded in “Customer advances and deferred revenue” in the consolidated balance sheets and subsequently recognized as revenues upon the sales of products through redemption of prepaid cards. We do not recognize revenue related to breakage or forfeiture of unused balances in prepaid cards as they do not expire.

We grant customers loyalty points from purchases of goods. Loyalty points can be used as cash coupons to buy any products sold by us, which will directly reduce the amount paid by the customer. Loyalty points expire three months from the date of issuance. We consider loyalty points awarded from sales of products to be part of its revenue generating activities, and accordingly, loyalty points are considered to be a material right and a separate performance obligation identified in the contract.
Consideration from the sales transaction is allocated to the products and loyalty points based on the relative standalone selling price of the products and loyalty points awarded. The amount of revenue we recognize upon the redemption of loyalty points considers “breakage”, which is estimated based on our historical experience. For the years ended December 31, 2019, 2020 and 2021, the deferred revenue of loyalty points was RMB9.9 million and RMB16.6 million and RMB2.9 million (US$0.4 million).
Membership Services
We offer a membership program to our registered users. Memberships are offered for a one-month,
three-month or twelve-month period and customers pay a fixed non-refundable
upfront membership fee. During the membership period, members enjoy benefits such as free shipping for a certain number of orders every month, free vegetables upon purchase (limited to one piece per day), member exclusive products and exclusive discounts for certain products, coupons issued on a monthly basis that expire at the end of the month and VIP customer service. We have determined that these membership benefits provided over the membership period are a series of distinct goods and services that are considered one performance obligation. We recognize membership service fees on a straight-line basis over their respective subscription periods.

Share-based Compensation
Share based awards granted to employees,
non-employees
are accounted for under ASC 718,
Compensation—Stock Compensation
(“ASC 718”).
In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or an equity award. All of the Company’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. The Company’s equity award carry a performance condition that require employees to meet a minimum performance standard in order to be eligible for vesting. We assessed and concluded it is highly probable that employees would be able to fully vest in their awards based on the nature of the performance condition and the Company’s historical experience. We, with the assistance of an independent third-party valuation firm, determined the fair value of the share options using a binomial option tree pricing model when estimating the fair value of the options granted to employees. As the Company’s award include both service and performance conditions, we record compensation costs on a tranche-by-tranche
basis, with a corresponding impact reflected in additional
paid-in
capital. We account for forfeitures when they occur and reverses the previously recognized compensation costs for an award in the period which the employee resigns from or is terminated by us.
Convertible Redeemable Preferred Shares
We have classified the preferred shares in the mezzanine equity of the consolidated balance sheets as they are contingently redeemable at the options of the holders. In addition, we record accretions on the preferred shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in
capital. Once additional
paid-in
capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the preferred shares is recognized at the respective fair value at the date of issuance net of issuance costs.
We evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”). The conversion option of the Preferred Shares is not bifurcated because the conversion option is clearly and closely related to the host equity instrument. The contingent redemption options of the Preferred Shares are not bifurcated because the underlying ordinary shares are not net settable since the Preferred Shares were neither publicly traded nor readily convertible into cash. There were no embedded derivatives that are required to be bifurcated.

Beneficial conversion features (“BCF”) exist when the conversion price of the Preferred Shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date of the preferred shares. No BCF was recognized for the Preferred Shares as the fair value per ordinary share at the commitment date was less than the respective most favorable conversion price. We determined the fair value of the Company’s ordinary shares with the assistance of an independent third-party valuation firm.
We assessed whether an amendment to the terms of its redeemable convertible preferred shares is an extinguishment or a modification using the fair value model. If the fair value of the redeemable convertible preferred shares immediately after the amendment changes by more than 10% from the fair value of the redeemable convertible preferred shares immediately before the amendment, the amendment is considered an extinguishment. An amendment that does not meet this criterion is a modification. When redeemable convertible preferred shares are extinguished, the difference between the fair value of the consideration transferred to the redeemable convertible preferred shareholders and the carrying amount of the redeemable convertible preferred shares (net of issuance costs) is treated as a deemed dividend to the redeemable convertible preferred shareholders. When redeemable convertible preferred shares are modified, the increase of the fair value immediately after the amendment is treated as a deemed dividend to the redeemable convertible preferred shareholders. Modifications that result in a decrease in the fair value of the redeemable convertible preferred shares are not recognized.
Fair value of financial instruments including ordinary shares, convertible redeemable preferred shares and share-based awards
Before our initial public offering on June 29, 2021, we estimated the fair values of our ordinary shares by using a discounted cash flow approach to estimate the business enterprise fair value and a hybrid method comprising the probability-weighted expected return method and the option pricing method for subsequent allocation of business enterprise value to different classes of shares, which required significant estimates and assumptions that included, among others, forecasted revenues, gross margins, operating expenses, weighted average cost of capital (“WACC” or “discount rate”) and discount for lack of marketability (“DLOM”).
Our forecasted revenues, gross margins and operating expenses required significant judgement in regards of Group’s unique business risks, economic and market conditions and operating history and prospects at each valuation date. We determined the WACC using consideration of factors including observable (risk-free rate) and unobservable (comparative industry risk, equity risk premium, company size premium) inputs. We quantified DLOM using the Finnerty’s Average-Strike put options model which relies on unobservable inputs such as the expected volatility of our ordinary shares, fair value of our ordinary shares and the remaining term that the shares would be held prior to expected sale.
We base these estimates and assumptions on both our own historical data and data in the open market, current and expected future market trends and industry benchmarks. Changes in these estimates and assumptions could materially affect the fair value of our ordinary shares, the fair value of the share options granted to our employees and our share-based compensation expenses thereupon.
Income taxes
We follow the liability method of accounting for income taxes in accordance with ASC 740,
Income Taxes
(“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.
We evaluate our uncertain tax positions using the provisions of ASC 740, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the consolidated financial statements.

We recognize in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is our policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expenses. The actual penalties or benefits ultimately realized may differ from the Group’s estimates. Additionally, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions and are recognized in the period in which the changes occur. We elected to include interest and penalties related to an uncertain tax position in “Income tax expense / (benefit)” in the consolidated statements of comprehensive loss.
Recently Issued Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources
To date, we have financed our capital requirements primarily through cash generated by historical equity and debt financing activities and capital contributions from our shareholders. We had cash and cash equivalents, restricted cash and short-term investments of RMB1,179.9 million, RMB2,456.7 million and RMB5,238.8 million (US$822.1 million) as of December 31, 2019, 2020 and 2021, respectively.
We believe that our current cash and cash equivalents, restricted cash and short-term investments and our anticipated cash flows from financing activities will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months from the date of this annual report. We may consider enhancing our liquidity position or increase our cash reserves for future operations and investments through additional equity or debt financings. The issuance and sale of additional equity would result in further dilution to our shareholders, and the incurrence of indebtedness would result in increasing fixed obligations and may result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
As of December 31, 2021, substantially all of our cash and cash equivalents were held in China and substantially all were denominated in Renminbi and U.S. dollars. As of December 31, 2021, 96.3% of our cash and cash equivalents were held by our subsidiaries.
Substantially all of our revenues have been, and we expect will likely continue to be, denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.
Cash Flow Summary
The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(964,275)	(2,055,697)	(5,666,538)	(889,203)
Net cash used in investing activities	(185,629)	(1,021,219)	(4,065,340)	(637,941)
Net cash generated from financing activities	1,676,274	3,656,665	9,042,640	1,418,988
Effect of exchange rate changes on cash and cash equivalents and restricted cash	34,670	(67,860)	(90,778)	(14,245)
Net increase/(decrease) in cash and cash equivalents and restricted cash	561,040	511,889	(780,016)	(122,401)
Cash and cash equivalents and restricted cash at the beginning of the year	377,519	938,559	1,450,448	227,607
Cash and cash equivalents and restricted cash at the end of the year	938,559	1,450,448	670,432	105,206
Operating activities
Net cash used in operating activities primarily comprises our net loss, non-cash
items, depreciation and amortization, and adjusted by changes in working capital.
For the year ended December 31, 2021, net cash used in operating activities was RMB5,666.5 million (US$889.2 million), which resulted principally from our net loss of RMB6,429.1 million (US$1,008.9 million), offset by non-cash
charges of RMB600.7 million (US$94.3 million) and an decrease in our net operating assets and liabilities of RMB161.9 million (RMB25.4 million). The non-cash
charges were primarily driven by share-based compensation expense, depreciation and amortization expense and changes in fair value of warrant liabilities. The decrease in our working capital was largely due to the increases in accounts payable, accrued expenses and other current liabilities, salary and welfare payable and customer advances and deferred revenue which were driven by our business expansion, partially offset by increases in prepayments and other current assets, accounts receivable and inventories.
For the year ended December 31, 2020, net cash used in operating activities was RMB2,055.7 million (US$313.8 million), which resulted principally from our net loss of RMB3,176.9 million, offset by non-cash
charges of RMB359.0 million and an decrease in our net operating assets and liabilities of RMB762.2 million. The non-cash
charges were primarily driven by share-based compensation expense and depreciation and amortization expense, partially offset by changes in fair value of warrant liabilities. The decrease in our working capital was largely due to the increases in accounts payable, accrued expenses and other current liabilities, salary and welfare payable and customer advances and deferred revenue, partially offset by increases in inventories, accounts receivable and prepayments and other current assets.
For the year ended December 31, 2019, net cash used in operating activities was RMB964.3 million, which resulted principally from our net loss of RMB1,873.4 million, offset by non-cash
charges of RMB180.9 million and an decrease in our net operating assets and liabilities of RMB728.2 million. The non-cash
charges were primarily driven by changes in fair value of warrant liabilities, accretion related to convertible notes and depreciation and amortization expense. The decrease in our working capital was largely due to the increases in accounts payable, accrued expenses and other current liabilities, salary and welfare payable and customer advances and deferred revenue, partially offset by increases in inventories and prepayments and other current assets.

Investing activities
For the year ended December 31, 2021, net cash used in investing activities was RMB4,065.3 million (US$637.9 million), which was primarily attributable to (i) purchase of short-term investments of RMB9,078.5 million (US$1,424.6 million) and (ii) purchase of property and equipment of RMB451.6 million (US$ 70.9 million), partially offset by (iii) maturities from short-term investments of RMB5,454.1 million (US$855.9 million).
For the year ended December 31, 2020, net cash used in investing activities was RMB1,021.2 million, which was mainly attributable to (i) purchase of short-term investments of RMB1,306.2 million and (ii) purchase of property and equipment of RMB248.5 million, partially offset by (iii) maturities from short-term investments of RMB542.4 million.
For the year ended December 31, 2019, net cash used in investing activities was RMB185.6 million, which was mainly attributable to (i) purchase of property and equipment of RMB124.8 million, (ii) purchase of short-term investments of RMB1,053.4 million, offset by (iii) maturities of short-term investment of RMB992.6 million.
Financing activities
For the year ended December 31, 2021, net cash generated from financing activities was RMB9,042.6 million (US$1,419.0 million), which primarily comprised of (i) proceeds from short-term borrowings of RMB9,558.6 million (US$1,500.0 million), (ii) issuance of redeemable convertible preferred shares, net of issuance costs, of RMB6,646.5 million (US$1,043.0 million), (iii) issuance of redeemable noncontrolling interests of RMB30.0 million (US$4.7 million), and (iv) proceeds from our initial public offering, net off issuance costs, of RMB590.0 million (US$92.6 million), partially offset by (v) repayment of short-term borrowings of RMB7,672.1 million (US$1,203.9 million) and (vi) repayment of long-term borrowings of RMB87.0 million (US$13.7 million).
For the year ended December 31, 2020, net cash generated from financing activities was RMB3,656.7 million, which primarily comprised (i) issuance of redeemable convertible preferred shares, net of issuance costs of RMB2,171.3 million, (ii) proceeds from short-term borrowings of RMB1,444.6 million, and (iii) proceeds from long-term borrowings of RMB128.0 million, offset by (iv) repayment of short-term borrowings of RMB210.1 million and (v) repayment of long-term borrowings of RMB35.6 million.
For the year ended December 31, 2019, net cash generated from financing activities was RMB1,676.3 million, which primarily comprised (i) issuance of redeemable convertible preferred shares, net of issuance costs of RMB961.1 million, (ii) proceeds from short-term borrowings of RMB845.6 million and (iii) proceeds from convertible notes of RMB517.0 million, offset by (iv) repayment from short-term borrowings of RMB906.6 million.
Capital expenditures
Our capital expenditures are primarily incurred for purchases of property and equipment. Our total capital expenditures were RMB124.8 million, RMB248.5 million and RMB451.6 million (US$70.9 million) in 2019, 2020 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to enhance our supply chain and product capability and meet the expected growth of our business.
In March 2022, we entered into a state-owned construction land use right grant contract for future construction of food processing plants and facilities, with total land premium of RMB22.4 million.

Contractual Obligations
The following table sets forth our material contractual obligations as of December 31, 2021.

	Payment Due by Period
	Total	2022	2023	2024	2025	2026 and thereafter

	(RMB in thousands)
Long-term loans (1)	57,875	57,875	—	—	—	—
Operating lease commitments (2)	2,420,255	1,080,579	711,673	379,318	188,455	60,230

Total	2,478,130	1,138,454	711,673	379,318	188,455	60,230

Notes:

(1)	The long-term loans (including current portion) outstanding as of December 31, 2021 bore a weighted average interest rate of 4.24% per annum.
(2)	As of December 31, 2021, we were party to additional operating leases of RMB27.8 million primarily to expand our fulfillment infrastructure, which had not yet commenced.
Other than as shown above, we did not have any material capital and other commitments, long-term obligations, guarantees or other reasonably likely material cash requirements (even if not contractual and not recognized as liabilities) as of December 31, 2021.
Holding Company Structure
Dingdong (Cayman) Limited is a holding company with no material operations of its own. We conduct our operations through our subsidiaries located in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under relevant PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development
See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates
For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Changlin Liang	50	Founder, Director and Chief Executive Officer
Le Yu	41	Director and Chief Strategy Officer
Yi Ding	36	Director and Vice President
Eric Chi Zhang	47	Director
Weili Hong	52	Independent Director
Philip Wai Lap Leung	63	Independent Director
Xu Jiang	50	Chief Technology Officer
Zhijian Xu	51	Senior Vice President
Changlin Liang
is our founder, and has served as our director and chief executive officer since our inception. Mr. Liang is a successful serial entrepreneur with expertise in product design and technology development. Mr. Liang bears a unique and long-term vision into our industry, and has a deep understanding of China’s new retail industries, agricultural supply chain, and family consumption demand. Prior to founding our company, Mr. Liang founded iYaya.com and MaMaBang App in April 2003, an online platform focusing on the parenting and maternity markets. Prior to that, Mr. Liang independently developed the world’s first and one of the best-selling video cutting and merging tools, Easy Video Joiner & Splitter, in 2002. Mr. Liang received his bachelor’s degree of engineering from National University of Defense Technology in July 1994 and obtained his master’s degree in communication and information system from Lanzhou University in July 2000.
Le Yu
has served as our director since June 2021, our chief strategy officer since January 2020, and previously served as our vice president since 2018 and general counsel since April 2015. Ms. Yu also served as the general counsel in Shanghai Yaya Information Technology from April 2015 to September 2016. From 2012 to 2015, Ms. Yu served as a legal manager in Hongda Communications Co., Ltd., a wholly-owned subsidiary of HTC Corporation in China. Prior to that, Ms. Yu served as a legal counsel in German Standard from 2002 to 2012. Ms. Yu obtained a bachelor of laws in economic law from Tongji University in July 2002, and obtained a master’s degree in economic law from Renmin University in January 2008.
Yi Ding
has served as our director since June 2021, our vice president since October 2018 and before that, our product director since 2015. Prior to joining us, Mr. Ding served as SEO engineer, manager of Internet marketing and manager of user centers at Shanghai Yaya Information Technology from May 2011 to February 2014. Prior to that, Mr. Ding served as an SEO specialist in Shanghai Xiayi Internet Technology Co., Ltd. from June 2009 to April 2011. Mr. Ding obtained a bachelor’s degree in management from East China Normal University in June 2009.

Eric Chi Zhang
has served as our director since June 2021. Mr. Zhang is currently a Managing Director and Head of General Atlantic’s business in China and also serves on the firm’s Management Committee. Prior to joining General Atlantic, Mr. Zhang was a Global Partner and Managing Director at The Carlyle Group, where he focused on investment opportunities in Asia from 2006 to 2016. He served as a director of Futu Holdings Ltd. (Nasdaq: FUTU) from 2019 to 2021. He currently serves on the board Xiabu Xiabu (HKEx: 0520). He also served as a board member for both the general partner and the management company of Carlyle Beijing Partners Fund. Before joining Carlyle in 2006, Mr. Zhang was a Vice President of M&A at Credit Suisse, based in the firm’s Hong Kong office. Prior to that, he was a Vice President in the Investment Banking Division at China International Capital Corporation Limited in Beijing. Mr. Zhang received an M.A. in Economics from Shanghai University of Finance and Economics.
Weili Hong
has served as our independent director since June 2021. Dr. Hong has about 30 years of experience in finance and investment in both China’s and overseas financial institutions and capital markets. Dr. Hong served as the President and Chief Research Officer of CMC Holdings from 2016 to 2018. Prior to joining CMC, Dr. Hong was a partner of Gopher Asset Management, China’s No.1 leading FOFs management company from 2014 to 2016, primarily responsible for PE/VC FOFs and direct investments. Dr. Hong also served as the managing partner of KTB China, from 2008 to 2012, and the head of BD in ING China from 2004 to 2007. Dr. Hong was one of the pioneers of China’s capital market since he joined Shanghai Stock Exchange at its forming stage in 1992, where he served in several important positions and developed China’s first financial futures product. From 1996 to 2004, Dr. Hong served as the managing director of the securities business of China Venture-Tech Investment Group. Currently, Dr. Hong is an independent director at Luolai Lifestyle Technology Co., Ltd. (SZSE: 002293), RISE Education Cayman Ltd (Nasdaq: REDU) and Chindata Group Holdings Ltd (Nasdaq: CD). Dr. Hong currently serves as a Guest Professor and a supervisor of the Master Degree Program in the School of Economics, and a Guest Professor of the Fanhai International School of Finance, Fudan University. Dr. Hong is also the vice chairman of the Global Alumni Association of the School of Economics, Fudan University. Dr. Hong received a Bachelor’s Degree in Economics in 1992 and a Doctor’s Degree in Economics from Fudan University in 1999.
Philip Wai Lap Leung
has served as our independent director since June 2021. Mr. Leung has over 30 years of experience at Ernst & Young. While at Ernst & Young, Mr. Leung served as managing partner of Shanghai office from 1994 to 2004, managing partner of listing services in Greater China from 2005 to 2009, managing partner of listing services in Far East Region from 2007 to 2009, managing partner of Central China from 2010 to 2015, and managing partner of Greater China markets from 2016 to 2019. He retired from Ernst & Young in June 2020 upon reaching retirement age. Mr. Leung sits on the boards of Dongfeng Motor Group Company Limited (HKEx: 0489) and Shanghai Chemical Industry Park Industrial Gases Company Limited. Mr. Leung has been appointed as a director of Zhejiang E-Commerce Bank Co., Ltd. (the appointment is subject to the approval of China Banking and Insurance Regulatory Commission). Mr. Leung graduated from Hong Kong Polytechnic (currently known as Hong Kong Polytechnic University). Mr. Leung is a member of The Hong Kong Institute of Certified Public Accountants.
Xu Jiang
has served as our chief technology officer since October 2020. Prior to joining us, Mr. Jiang oversaw technology development for TMall Global & TMall Overseas and Alibaba B2B FinTech at Alibaba from April 2015 to April 2020. From 2014 to 2015, Mr. Jiang served as a senior director at Ctrip.com, leading the establishment of its payment platform. From 2007 to 2010, and from 2011 to 2014, Mr. Jiang served as a search engineer and platform architect in eBay Inc. Between 2010 and 2011, Mr. Jiang served as a vice president in Morgan Stanley. Prior to that, Mr. Jiang served as a senior research and development engineer at Sybase, an American software and services company, from 2004 to 2007. Mr. Jiang obtained a bachelor’s degree in physics and computer science from Shanghai Jiaotong University in July 1995, and obtained a master’s degree in computer science from Shanghai Jiaotong University in April 2001.

Zhijian Xu
has served as our senior vice president since June 2019. Prior to joining us, Mr. Xu served as an executive vice president at Huaxie (Shanghai) Trade Commerce Co., Ltd. from April 2018 to May 2019. From October 1994 to March 2018, Mr. Xu worked at Zhengda Group, including as vice president. Mr. Xu graduated from East China Jiaotong University in June 1995, and obtained an EMBA degree from Shanghai Jiaotong University in May 2012.

B.	Compensation
Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2021, we paid an aggregate of RMB10.2 million (US$1.6 million) in cash to our executive officers, and we paid an aggregate remuneration and allowances of US$75,000 in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.
Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs, and trade secrets which they conceive, develop, or reduce to practice during the executive officer’s employment with us and to assign all rights, titles and interests in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs, and trade secrets.
In addition, each executive officer has agreed to be bound by non-competition
and
non-solicitation
restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or be engaged by, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
Share Incentive Plans
Amended and Restated 2020 Share Incentive Plan
Starting from 2015, we adopted a series of share incentive plans (the
“Pre-IPO
Plans”) to attract and retain the best available personnel, provide additional incentives to our employees and senior management and promote the success of our business. On September 5, 2020, we terminated the
Pre-IPO
Plans and simultaneously adopted a share incentive plan (the “2020 Share Incentive Plan”) containing substantially the same terms as the
Pre-IPO
Plans. In May 2021, our shareholders and board of directors authorized and approved the awards of 2,601,000 ordinary shares under the 2020 Share Incentive Plan to a director and executive officer of our company with no associated performance or service based vesting conditions at nil consideration. In December 2021, our board of directors approved an amendment to the 2020 Share Incentive Plan (the “Amended and Restated 2020 Share Incentive Plan”, or the “A&R 2020 Plan”). The A&R 2020 Plan did not substantively modify the terms of any previously granted share options. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the A&R 2020 Plan is 40,181,400, which are held in trust by EatBetter Holding Limited (“the ESOP platform” controlled by our founder) before granted to our employees and senior management upon exercise of share options and are subject to further amendment. As of the date of this annual report, awards to purchase 18,318,816 ordinary shares under the A&R 2020 Plan have been granted and remain outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.
The following paragraphs describe the principal terms of the A&R 2020 Plan.
Types of Awards
. The A&R 2020 Plan permit the awards of options approved by the plan administrator.
Plan Administration
. Our board of directors determines the participants to receive options, number of options to be granted, time and number of options to be vested, number of vested options exercisable and other terms and conditions of each grant. Our board of directors may delegate relevant authority to a director, a committee of one or more members of board of directors, or other designated person to administer the A&R 2020 Plan.
Award Notice
. Awards granted under the A&R 2020 Plan are evidenced by an award notice that sets forth terms, conditions and limitations for each award, which is subject to any modification as determined by the administrator.
Eligibility
. We may grant awards to our employees.
Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant plans and award notices.
Exercise of Options
. The plan administrator determines the exercise price for each award, which is in turn stated in the relevant award notice. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions
. Awards may not be transferred in any manner by the eligible employee other than in accordance with the exceptions provided in the A&R 2020 Plan.
Termination and Amendment of the
A&R 2020 Plan. Unless terminated earlier, the A&R 2020 Plan have a term of ten years. The administrator has the authority to terminate, amend, add to, or delete any of the provisions of the plan, subject to the restrictions set out in our memorandum and articles or associations.
The following table summarizes, as of the date of this annual report, the options granted under the Amended and Restated 2020 Share Incentive Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Weight Average Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Changlin Liang	—	—	—	—
Le Yu	*	3.74	6/30/2016 6/30/2018 10/31/2020 9/30/2021	6/29/2026 6/29/2028 10/30/2030 9/29/2031
Yi Ding	*	1.55	6/30/2015 6/30/2016 6/30/2018 10/31/2020 9/30/2021	6/29/2025 6/29/2026 6/29/2028 10/30/2030 9/29/2031
Eric Chi Zhang	—	—	—	—
Weili Hong	*	4.66	12/31/2021	12/30/2031
Philip Wai Lap Leung	*	4.66	12/31/2021	12/30/2031
Xu Jiang	*	5.68	4/20/2021 9/30/2021	4/19/2031 9/29/2031
Zhijian Xu	*	4.14	6/30/2019 10/31/2020 1/1/2021 9/30/2021	6/29/2029 10/30/2030 12/31/2030 9/29/2031
All directors and executive officers as a group	3,567,419

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.
As of the date of this annual report, other employees as a group held awards to purchase 14,751,397 ordinary shares of our company, with an average weighted exercise price of US$4.37 per share.

C.	Board Practices
Board of Directors
Our board of directors currently consists of six directors. A director is not required to hold any shares in our company by way of qualification. Subject to the New York Stock Exchange rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested, provided that (i) such director, if his or her interest in such contractor arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of our Company to borrow money, mortgage or charge its undertaking, property, and uncalled capital or any part thereof, and issue debentures whether outright or as security for any debt, liability, or obligation of our Company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors
We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
. Our audit committee consists of Philip Wai Lap Leung and Weili Hong. Philip Wai Lap Leung is the chairman of our audit committee. We have determined that each of Philip Wai Lap Leung and Weili Hong satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule
10A-3
under the Exchange Act, as amended. We have determined that Philip Wai Lap Leung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	overseeing the fairness and appropriateness of our proposed related party transactions;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Compensation Committee
. Our compensation committee consists of Weili Hong, Philip Wai Lap Leung and Changlin Liang. Weili Hong is the chairman of our compensation committee. We have determined that each of Weili Hong and Philip Wai Lap Leung satisfies the independence requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.
Nominating and Corporate Governance Committee.
Our nominating and corporate governance committee consists of Changlin Liang, Philip Wai Lap Leung and Weili Hong. Changlin Liang is the chairman of our nominating and corporate governance committee. We have determined that each of Philip Wai Lap Leung and Weili Hong satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•
advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.
Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.
Terms of Directors and Officers
Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.
Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.	Employees
We had 4,005 full-time employees as of December 31, 2021 all of whom were based in China, primarily at our headquarters in Shanghai, China.
The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

Function	Number of Employees	Percentage
Product development	1,743	43%
Fulfillment	1,347	34%
General and administrative	474	12%
Sales and marketing	441	11%

Total	4,005	100%

E.	Share Ownership
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of April 22, 2022, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.
The calculations of percentage of beneficial ownership in the table below are based on 354,341,528 ordinary shares on an as-converted basis outstanding as of April 22, 2022, and 299,797,728 Class A ordinary shares and 54,543,800 Class B ordinary shares outstanding.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 22, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†
Directors and Executive Officers*:
Changlin Liang (1)	50,958,450	54,543,800	29.8%
Le Yu	—	—	—
Yi Ding	—	—	—
Eric Chi Zhang	—	—	—
Philip Wai Lap Leung	—	—	—
Weili Hong	—	—	—
Xu Jiang	—	—	—
Zhijian Xu	—	—	—
All Directors and Executive Officers as a Group	50,958,450	54,543,800	29.8%
Principal Shareholders:
DDL Group Limited (2)	—	54,543,800	15.4%
EatBetter Holding Limited (3)	40,181,400	—	11.3%
Internet Fund V Pte. Ltd. (4)	21,324,750	—	6.0%
General Atlantic Singapore DD Pte. Ltd. (5)	19,514,350	—	5.5%
SVF II Cortex Subco (DE) LLC (6)	20,906,600	—	5.9%
CMC Entities (7)	18,399,900	—	5.2%
CTG Evergreen Investment C Limited (8)	17,819,000	—	5.0%

*
Except as otherwise indicated below, the business address of our directors and executive officers is 4th Floor, Building 6, 500 Shengxia Road, Pudong New Area, Shanghai, 200125, People’s Republic of China.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days of April 22, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. The total number of ordinary shares outstanding as of April 22, 2022 is 354,341,528.

(1)
Represents (i) 54,543,800 Class B ordinary shares directly held by DDL Group Limited that may be deemed to be beneficially owned by Mr. Changlin Liang, (ii) 10,777,050 Class A ordinary shares directly held by EatTogether Holding Limited, that may be deemed to be beneficially owned by Mr. Changlin Liang, as the sole shareholder of EatTogether Holding Limited, and (iii) 40,181,400 Class A ordinary shares directly held by EatBetter Holding Limited, that may be deemed to be beneficially owned by Mr. Changlin Liang who has the sole dispositive power and sole voting power over shares held by EatBetter Holding Limited, as reported in the Schedule 13G filed by the relevant reporting persons with the SEC on February 15, 2022. DDL Group Limited is a British Virgin Islands business company limited by shares beneficially owned by Mr. Changlin Liang. DDL Group Limited is ultimately held by LX Family Trust, a trust established under the laws of British Virgin Islands and managed by TMF (Cayman) Ltd., as the trustee. Under the terms of this trust, Mr. Changlin Liang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by DDL Group Limited in our company. EatTogether Holding Limited is a company incorporated in the British Virgin Islands and is wholly owned by Mr. Changlin Liang. EatBetter Holding Limited is a company incorporated in the British Virgin Islands, which holds ordinary shares allocated to award our employees under our A&R 2020 Plan. Mr. Changlin Liang has sole dispositive and sole voting power over shares held by EatBetter Holding Limited. The registered office of DDL Group Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tort, British Virgin Islands. The registered address of EatTogether Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The registered address of EatBetter Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(2)
Represents 54,543,800 Class B ordinary shares held by DDL Group Limited. DDL Group Limited is a British Virgin Islands business company limited by shares beneficially owned by Mr. Changlin Liang. DDL Group Limited is ultimately held by LX Family Trust, a trust established under the laws of British Virgin Islands and managed by TMF (Cayman) Ltd., as the trustee. Under the terms of this trust, Mr. Changlin Liang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by DDL Group Limited in our company. The registered office of DDL Group Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tort, British Virgin Islands.

(3)
Represents 40,181,400 Class A ordinary shares held by EatBetter Holding Limited, which holds Class A shares allocated to award our employees under our A&R 2020 Plan. EatBetter Holding Limited is a limited liability company incorporated in the British Virgin Islands. Mr. Changlin Liang has sole dispositive power and sole voting power over shares held by EatBetter Holding Limited. Its registered address is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(4)
Represents (i) 19,749,750 Class A shares held by Internet Fund V Pte. Ltd., a private limited company incorporated in Singapore and (ii) 1,575,000 Class A ordinary shares represented by 1,050,000 ADSs held by Tiger Global Management, LLC, an affiliate of Internet Fund V Pte. Ltd., based on the information contained in the Form 13F-HR filed by Tiger Global Management, LLC with SEC on February 14, 2022. Internet Fund V Pte. Ltd. is beneficially owned by each of Charles P. Coleman III, Scott L. Shleifer and Tiger Global Singapore Pte. Ltd. Tiger Global Singapore Pte. Ltd. is the investment advisor of Internet Fund V Pte. Ltd. and is controlled by Charles P. Coleman III and Scott L. Shleifer, who exercise control over Internet Fund V Pte. Ltd. as its directors. The registered address of Internet Fund V Pte. Ltd. is 8 Temasek Boulevard, #32-02 Suntec Tower Three, Singapore 038988.

(5)
Represents 19,514,350 Class A ordinary shares held by General Atlantic Singapore DD Pte. Ltd., a private company limited by shares incorporated in Singapore. Its registered address is 80 Robinson Road #02-00, Singapore, 068898. General Atlantic Singapore DD Pte. Ltd. is wholly owned by General Atlantic Singapore Fund Pte. Ltd. (“GASF”). The major shareholder of GASF is General Atlantic Singapore Interholdco Ltd. (“GASF Interholdco”). The members of GASF Interholdco that share beneficial ownership of the ADSs held of record by General Atlantic Singapore DD Pte. Ltd. are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”), General Atlantic Partners (Lux) SCSP (“GAP Lux”), GAP Coinvestments III, LLC (“GAPCO III”), GAPCO Coinvestments IV, LLC (“GAPCO IV”), GAPCO Coinvestments V, LLC (“GAPCO V”) and GAP Coinvestments CDA, L.P. (“GAPCO CDA”). The general partner of GAP Lux is General Atlantic GenPar (Lux) ScSp (“GA GenPar Lux”) and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à. r.l. (“GA Lux”). The general partner of GAP Bermuda EU and GAP Bermuda IV and the sole shareholder of GA Lux is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) L.P. (“GAP (Bermuda) LP”), which is controlled by the GA Management Committee of GASC MGP, LLC (the “GA Management Committee”), is the general partner of GenPar Bermuda. General Atlantic, L.P. (“GA LP”), which is also controlled by the GA Management Committee, is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. There are nine members of the GA Management Committee of GA LP. Each of the members of the GA Management Committee disclaims ownership of the ADSs and the underlying Class A ordinary shares except to the extent that he has a pecuniary interest therein.

(6)
Represents 19,331,600 Class A ordinary shares and 1,575,000 Class A ordinary shares represented by 1,050,000 ADSs held by SVF II Cortex Subco (DE) LLC based on the information contained in the Schedule 13G filed by the relevant reporting persons with the SEC on July 12, 2021. SVF II Cortex Subco (DE) LLC is indirectly controlled by SoftBank Vision
Fund II-2, L.P.
(“SVF
II-2”).
SB Investment Advisers (UK) Limited (“SBIA UK”) has been appointed as alternative investment fund manager (“AIFM”) and is exclusively responsible for managing SVF
II-2
in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SVF
II-2,
SBIA UK is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SVF
II-2’s
investments. The registered address of SVF II Cortex Subco (DE) LLC is 251 Little Falls Drive, Wilmington, DE, 19808, United States.

(7)
Represents an aggregate of 18,399,900 Class A ordinary shares owned by CMC Dynamite Holdings Limited (“CMC Dynamite I”), CMC Dynamite Holdings II Limited (“CMC Dynamite II”), CMC Dynamite Holdings III Limited (“CMC Dynamite III”), CMC Dynamite Holdings IV Limited (“CMC Dynamite IV”) and Alpha Yasai Holdings Limited (“Alpha Yasai”) based on the information contained in the Schedule 13G filed by the relevant reporting persons with the SEC on February 14, 2022. Each of CMC Dynamite I, CMC Dynamite II, CMC Dynamite III and CMC Dynamite IV is an exempted company with limited liability incorporated under the law of the Cayman Islands. CMC Dynamite I, CMC Dynamite II, CMC Dynamite III and CMC Dynamite IV are respectively wholly owned by CMC Dynamite, L.P., CMC Dynamite II, L.P., CMC Dynamite III, L.P. and CMC Dynamite IV, L.P. The general partners of CMC Dynamite, L.P., CMC Dynamite II, L.P., CMC Dynamite III, L.P. and CMC Dynamite IV, L.P. is CMC Dynamite GP, L.P, whose general partner is CMC Capital Partners GP II, Ltd. Alpha Yasai is an exempted company with limited liability incorporated under the law of the Cayman Islands and is wholly owned by Alpha Plus Fund, L.P., whose general partner is Alpha Plus Fund GP, Ltd. CMC Capital Partners GP II, Ltd. and Alpha Plus Fund GP, Ltd. are ultimately wholly-owned by Mr. Li Ruigang. The registered address of CMC Dynamite I, CMC Dynamite II, CMC Dynamite III, CMC Dynamite IV and Alpha Yasai is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.

(8)
Represents 17,819,000 Class A ordinary shares held by CTG Evergreen Investment C Limited based on the information contained in the Schedule 13G filed by the relevant reporting persons with the SEC on February 9, 2022. The registered address of CTG Evergreen Investment C Limited is CCS Trustees Limited, 263 Main Street, Road Town, Tortola, British Virgin Islands. CTG Evergreen Investment C Limited is owned by Capital Today Evergreen Fund, L.P., a limited partnership incorporated in the Cayman Islands. The general partner of Capital Today Evergreen Fund, L.P. is Capital Today Evergreen GenPar LTD., a Cayman Islands company, and is controlled by Ms. Xin Xu.

As of April 22, 2022, to our knowledge, 188,693,919 of our total issued and outstanding Class A ordinary shares were held by two record shareholders in the United States, including 169,362,318 held by Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
Share Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
Other Related Party Transactions
Transactions with our director and chief executive officer
. We provided interest-free loans in 2020 to Mr. Changlin Liang, our director and chief executive officer in connection with our restructuring. Amounts due from Mr. Liang Changlin were comprised of interest-free loans and were repaid in full on April 15, 2021.
Transactions with
Shanghai Tiejun Enterprise Consulting Center (“Shanghai Tiejun”)
. We had historically extended an interest-free loan to Shanghai Tiejun, one of our shareholders controlled by Mr. Changlin Liang. Amounts due from Tiejun were comprised of an interest-free loan maturing on December 31, 2023 and were repaid in full on April 15, 2021.
Transactions with Shanghai Jieyingzhai Entrepreneur Management Partnership (“Shanghai Jieyingzhai”)
. In 2021, we extended an interest-free loan to Shanghai Jieyingzhai, one of our shareholders controlled by Mr. Changlin Liang. Amounts due from Jieyingzhai were repaid in full on May 7, 2021.

C.	Interests of Experts and Counsel
Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.
Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to legal, regulatory and/or administrative proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business and results of operations.”

Dividend Policy
Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”
If we pay any dividends on our Class A ordinary shares, we will pay those dividends that are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to holders of ADSs in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details
Our ADSs have been listed on the NYSE since June 29, 2021. Our ADSs trade under the symbol “DDL.” Two ADSs represent three of our Class A ordinary shares.

B.	Plan of Distribution
Not applicable.

C.	Markets
Our ADSs have been listed on the NYSE since June 29, 2021 under the symbol “DDL.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

Item 10.	Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
The following are summaries of material provisions of our currently effective memorandum and articles of association, as well as the Companies Act insofar as they relate to the material terms of our shares.
Objects of Our Company
. Under our currently effective memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
Ordinary Shares
. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents
of the Cayman Islands may freely hold and vote their shares.
Conversion
. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than holders of Class B ordinary shares or their affiliates, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares.
Dividends
. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our currently effective memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights
. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 20 votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds
of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our currently effective memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.
General Meetings of Shareholders
. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.
Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least five calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more of our shareholders present in person or by proxy, holding shares which carry in aggregate not less than fifty percent of all votes attaching to the issued and outstanding shares of our company entitled to vote at such general meeting.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third
of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Transfer of Ordinary Shares
. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.
If our directors refuse to register a transfer they must, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the New York Stock Exchange be suspended and our register of members (shareholders) closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers may not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.
Liquidation
. On the winding up of our company, if the assets available for distribution amongst our shareholders will be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares.
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares
. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment, or issue of further shares ranking pari passu
with such existing class of shares or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights conferred upon the holders of the shares of any class issued shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Shares
. Our currently effective memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors may determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.
Our currently effective memorandum and articles of association also authorize our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.
Our board of directors may issue preference shares without the need for any approval or consent from, or other action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Inspection of Books and Records
. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements.
Anti-Takeover Provisions
. Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•
authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our currently effective memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.
We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.
“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements
. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman
Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.
The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month
period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits
. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling
shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”
Indemnification of Directors and Executive Officers and Limitation of Liability
. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our currently effective memorandum and articles of association provide that we shall indemnify our directors and officers, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our currently effective memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties
. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent
. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals
. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third
of the total number votes attaching to all issued and outstanding shares of our company as of the date of the deposit that are entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our currently effective memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting
. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our currently effective memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors
. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, directors may be removed with or without cause, by the affirmative vote of two-thirds
of the directors then in office (except with regard to the removal of the chairman, who may only be removed from office by the affirmative vote of all directors), or by an ordinary resolution of our shareholders (except with regard to the removal of the chairman, who may only be removed from office by a special resolution of our shareholders). A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.
Transactions with Interested Shareholders
. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered
bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding up
. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our currently effective articles of association, our company may be dissolved, liquidated, or wound up by a special resolution of our shareholders.

Variation of Rights of Shares
. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be materially adversely varied with the consent in writing of the holders of at least two-thirds
of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu
with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Amendment of Governing Documents
. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our currently effective memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.
Rights of
Non-resident
or Foreign Shareholders
. There are no limitations imposed by our currently effective memorandum and articles of association on the rights of non-resident
or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our currently effective memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

C.	Material Contract s
Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.	Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution—Foreign Exchange.”

E.	Taxation
The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporate tax. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There is no exchange control legislation under Cayman Islands law and accordingly there are no exchange control regulations imposed under Cayman Islands law.

People’s Republic of China Taxation
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.
We believe that Dingdong (Cayman) Limited is not a PRC resident enterprise for PRC tax purposes. Dingdong (Cayman) Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Dingdong (Cayman) Limited meets all of the conditions above. Dingdong (Cayman) Limited is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.
If the PRC tax authorities determine that Dingdong (Cayman) Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident
enterprises, including the holders of our ADSs. In addition, non-PRC
resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC
resident individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC
resident individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC
shareholders of Dingdong (Cayman) Limited would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Dingdong (Cayman) Limited is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

United States Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. We have not sought any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made or the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This discussion, moreover, does not address the U.S. federal estate, gift, alternative minimum tax, and other non-income
tax considerations, the Medicare tax on certain net investment income, any withholding or information reporting requirements (including pursuant to Section 1471 through 1474 of the Code or Section 3406 of the Code), or any state, local or
non-U.S.
tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers in stocks and securities, or currencies;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•	persons that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes;

•	persons that have a functional currency other than the U.S. dollar;

•
persons required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement;

•	persons that actually or constructively own 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.
If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.
Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local,
non-U.S.
and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.
Dividends
Subject to the discussion under “— United States Federal Income Tax Considerations — Passive Foreign Investment Company” below, any distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs.
Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations.
Dividends received by a non-corporate U.S. Holder may qualify for the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under a published IRS notice, common or ordinary shares, or American depositary shares representing such shares (such as our ADSs), are considered to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs (but not our Class A ordinary shares) are. Based on existing guidance, it is unclear whether the Class A ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only our ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the Class A ordinary shares that are represented by ADSs (but not on the Class A ordinary shares that are not so represented), will, subject to applicable limitations, be eligible for the reduced rates of taxation.
In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.
Dividends paid on our ADSs or Class A ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit against its U.S. federal income tax liability in respect of any nonrefundable foreign withholding taxes imposed at the appropriate rate applicable to such U.S. Holder on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
U.S. Holders that receive distributions of additional ADSs or Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Sale or Other Disposition of our ADSs or Ordinary Shares
A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Subject to the discussion under “— United States Federal Income Tax Considerations — Passive Foreign Investment Company” below, such capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder may elect to treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances. U.S. Holders are urged to consult their tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in their particular circumstances.
Passive Foreign Investment Company
A
non-U.S.
corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year, if, applying the applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”).
For this purpose, passive income generally includes, among other things, cash and assets readily convertible into cash, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
Based upon our market capitalization and the nature and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot assure you that the IRS will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.
Changes in the nature or composition of our assets may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and unbooked intangibles not reflected on our balance sheet (which may be determined by reference to the market price of our ADSs from time to time (which may be volatile)) and also may be affected by how, and how quickly, we spend our liquid assets, including the cash generated from our operations and raised in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. Among other matters, if our market capitalization subsequently declines, we may be or become classified as a PFIC for one or more future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. While we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being a PFIC for one or more future taxable years.
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to our ADSs or Class A ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold such ADSs or Class A ordinary shares the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described above. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, such ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. Holders will not be subject to the rules described below with respect to any “excess distribution” such U.S. Holders receive from us or any gain from a sale or other taxable disposition of our ADSs or Class A ordinary shares. U.S. Holders are strongly urged to consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to the U.S. Holder.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market
election (as described below), the U.S. Holder will generally be subject to special and adverse tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S.
Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•
the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a
“pre-PFIC
year”), will be taxable as ordinary income;

•
the amount allocated to each prior taxable year, other than a pre-PFIC
year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.
Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up
in the basis of the U.S. Holder’s ADSs or Class A ordinary shares at death.
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries that are corporations (or other corporations in which we directly or indirectly own equity interests) is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States corporation classified as a PFIC (each such corporation, a lower-tier PFIC) for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market
election with respect to such stock, provided that such stock is regularly traded. For those purposes, our ADSs, but not our Class A ordinary shares, will be treated as marketable stock upon their listing on the New York Stock Exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market
election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market
election. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable.
Because a
mark-to-market
election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of your taxable years for which such form is required to be filed. U.S. Holders are encouraged to consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.
Backup Withholding and Information Reporting
Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Class A ordinary shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.
A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

F.	Dividends and Paying Agents
Not applicable.

G.	Statement by Experts
Not applicable.

H.	Documents on Display
We have filed this annual report on Form
20-F,
including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.
You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.
The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.
As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Credit Risk
Financial instruments that potentially expose us to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related and short-term investments. As of December 31, 2021, we had RMB5,238.8 million (US$822.1 million) held in cash and bank deposits in financial institutions located in the PRC. We believe that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.
We conduct credit evaluations on our customers and generally does not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
Currency Convertibility Risk
Substantially all of our operating activities are transacted in Renminbi, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized by the PRC government to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.
Foreign Exchange Risk
Our functional currency is U.S. dollars, and the reporting currency is Renminbi. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollars against Renminbi was approximately 1.3%, 6.3% and 2.3% in 2019, 2020 and 2021, respectively. Any significant revaluation of Renminbi may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of Renminbi against U.S. dollars would result in foreign currency translation loss when translating the net assets of the Group from U.S. dollars into Renminbi.
Total foreign currency translation loss were RMB53.4 million and RMB161.3 million (US$25.3 million) for the years ended December 31, 2020 and 2021, respectively, and the foreign currency translation income was RMB30.4 million for the year ended December 31, 2019.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Not applicable.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
Deutsche Bank Trust Company Americas, as depositary, registered and delivered the ADSs. Each two ADSs will represent ownership of three Class A ordinary shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.
Fees and Expenses
As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank
As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•
Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•
Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.
The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.
The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.
In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment	of Taxes
You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Material Modifications to the Rights of Security Holders
None.
Use of Proceeds
The following “Use of Proceeds” information relates to the registration statement on Form
F-1
for our initial public offering (File Number
333-256907),
which was declared effective by the SEC on June 29, 2021. Our initial public offering closed in July 2021. Morgan Stanley & Co. LLC, BofA Securities, Inc., and Credit Suisse Securities (USA) LLC are acting as the representatives of the underwriters for our initial public offering. We offered and sold an aggregate of 4,248,352 ADSs at an initial public offering price of US$23.50 per ADS, taking into account the ADSs sold upon the exercise of the over-allotment option by our underwriters. We raised US$91.6 million in net proceeds from our initial public offering after deducting underwriting commissions and discounts and the offering expenses payable by us.
For the period from the effective date of the registration statement to December 31, 2021, the total expenses incurred for our company’s account in connection with our initial public offering was US$8.2 million, which included US$7.0 million in underwriting discounts and commissions for the initial public offering and US$1.2 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
For the period from June 29, 2021, the date that the registration statement was declared effective by the SEC, to December 31, 2021, we did not use any of the proceeds from our initial public offering. There is no material change in the use of proceeds as described in the registration statement.

Item 15.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and chief strategy officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief strategy officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Remediation of Previously Disclosed Material Weakness
As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting” of our registration statement on Form
F-1
(File
No. 333-256907),
which was declared effective by the SEC on June 29, 2021, in the course of auditing our consolidated financial statements as of and for the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules, and (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements.
To address and remediate the material weaknesses in internal control over financial reporting described above, we designed and implemented measures to improve our internal control over financial reporting, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end
closing processes, and (iv) establishing controls to identify non-recurring
and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.
During the fiscal year ended December 31, 2021, management completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of December 31, 2021, these controls were appropriately designed and operating effectively to conclude the material weaknesses have been remediated.
Changes in Internal Control over Financial Reporting
Other than the remediation of material weaknesses described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on
Form 20-F
that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
Our board of directors has determined that Mr. Philip Wai Lap Leung, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and
Rule 10A-3
under the Exchange Act) and a member of our audit committee, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form
20-F.

Item 16B.	Code of Ethics
We have adopted a Code of Conduct that applies to our directors, executive officers and employees. The Code of Conduct is publicly available on our website at http://
ir.100.me
. We have included our website address in this Annual Report solely as an inactive textual reference. The information contained on or accessible through our website is not incorporated by reference into this annual report.

Item 16C.	Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditor, for the periods indicated.

	2020		2021
	(in thousands)
Audit fees(1)	US$	1,539	US$	769
Audit-related fees (2)	US$	110	US$	392
Tax fees (3)	US$	17	US$	23
All other fees(4)	US$	—	US$	—

(1)
“Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2)
“Audit-related fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant reasonably related to the performance of the audit or review of our financial statements and are not included under Audit Fees.

(3)	“Tax Fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.
(4)
“All Other Fees” represents the aggregate fees billed for each of the fiscal years listed for products or professional services rendered by our principal accountant not included in Audit Fees, Audit-Related Fees or Tax Fees.

The policy of our audit committee is to
pre-approve
all audit and
non-audit
services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis
services which are approved by the audit committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth information about our purchases of outstanding ADSs from December 20, 2021 to March 31, 2022:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)
December 20, 2021 through March 31, 2022	242,210	US$	10.99	242,210	US$	27.3 million

Total	242,210	US$	10.99	242,210	US$	27.3 million
(1) Each two ADSs represents three Class A ordinary shares.
(2) We announced a share repurchase program approved by our board of directors on December 20, 2021, under which we may repurchase up to US$30 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. The repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. We expect to fund the repurchases out of its existing cash balance.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance standards. However, NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance standards. We currently rely on home country practice exemption with respect to the requirement of (i) having the majority of our board of directors composed of independent directors, (ii) having a minimum of three members in our audit committee, (iii) having a written charter of audit committee, (iv) scheduling regular executive sessions in which the non-management directors meet without management participation, (v) having shareholder approval for stock option plans or other equity compensation arrangements, (vi) having a nominating committee composed entirely of independent directors and (iv) having a compensation committee composed entirely of independent directors. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.”
Other than the practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NYSE corporate governance standards.

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III

Item 17.	Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
The consolidated financial statements of Dingdong (Cayman) Limited, its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Form of Ninth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021 (File No. 333-256907))

2.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 22, 2021 (File No. 333-256907))

2.3*	Deposit Agreement among the Registrant, the depositary and beneficial owners of the American Depositary Receipts issued thereunder, dated June 29, 2021

2.4	Sixth Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated May 10, 2021 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021 (File No. 333-256907))

2.5	Description of Securities (incorporated herein by reference to the section entitled “Description of Share Capital” in the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021 (File No. 333-256907))

4.1*	Amended and Restated 2020 Share Incentive Plan

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021 (File No. 333-256907))

4.3	Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021 (File No. 333-256907))

8.1*	List of principal subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021 (File No. 333-256907))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial and Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial and Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dingdong (Cayman) Limited

By:	/s/ Changlin Liang
Name: Changlin Liang
Title: Director and Chief Executive Officer
Date: May 2, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Dingdong (Cayman) Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Dingdong (Cayman) Limited (the Company) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes
(collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of 2021 Senior Management Awards

Description of the Matter
As disclosed in Note 14 to the consolidated financial statements, ordinary shares were issued to a director and executive officer of the Company in 2021 with no associated performance or service based vesting conditions at nil consideration (“2021 Senior Management Awards”). The fair value of the 2021 Senior Management Awards were immediately recognized as share-based compensation expense of RMB197.2 million (US$30.6 million) for the year ended December 31, 2021. As the Company’s ordinary shares were not publicly traded on the date the 2021 Senior Management Awards were granted, with the assistance of an independent third-party valuation firm, management estimated the fair value of the Company’s ordinary shares using a discounted cash flow approach to determine the enterprise value of the Company, which was then allocated to various classes of equity.

Auditing the fair value of the Company’s 2021 Senior Management Awards was complex and required the application of significant auditor judgment to evaluate the significant assumptions, which included, among others, forecasted revenues, gross margins and operating expenses, weighted average cost of capital and discount for lack of marketability. These assumptions are forward-looking and include assumptions about economic and market conditions with uncertain future outcomes.

How We Addressed the Matter in Our Audit
To test the valuation of the 2021 Senior Management Awards, our audit procedures included, among others, evaluating the valuation methodology used by the Company and testing the assumptions with the assistance of our valuation specialists. For example, when assessing the fair value of the ordinary shares, we tested the completeness and accuracy of the underlying data used by the Company in the discounted cash flow model to estimate the business enterprise value and the subsequent allocation of the business enterprise value to various classes of equity. We assessed the reasonableness of forecasted revenues, gross margins and operating expenses by comparing them to historical trends, current market trends and industry data. We evaluated the Company’s estimates of weighted average cost of capital by comparing it against a range of estimates that were independently developed. We also independently recalculated the discount for lack of marketability and weighted average cost of capital.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2021.
Shanghai, The People’s Republic of China
May 2
, 2022

DINGDONG (CAYMAN) LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
		2020	2021	2021
	Notes	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,376,153	662,768	104,003
Restricted cash		74,295	7,664	1,203
Short-term investments		1,006,245	4,568,346	716,873
Accounts receivable, net		38,805	191,519	30,054
Amounts due from related parties	16	10,100	—	—
Inventories	5	386,431	537,472	84,341
Advances to suppliers		37,133	86,711	13,607
Prepayments and other current assets	6	97,878	461,843	72,472

Total current assets		3,027,040	6,516,323	1,022,553
Non-current assets:
Property and equipment, net	7	272,691	472,371	74,125
Operating lease right-of-use assets	11	1,503,222	2,245,571	352,379
Other non-current assets	8	121,459	185,793	29,156

Total non-current assets		1,897,372	2,903,735	455,660

TOTAL ASSETS		4,924,412	9,420,058	1,478,213

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Accounts payable		1,579,948	2,058,624	323,043
Customer advances and deferred revenue	3	140,404	243,480	38,207
Accrued expenses and other current liabilities	12	857,738	653,261	102,511
Salary and welfare payable		136,960	244,740	38,405
Operating lease liabilities, current	11	594,787	969,494	152,135
Short-term borrowings	9	1,234,522	3,121,046	489,760
Current portion of long-term borrowings	10	86,500	57,875	9,082
Warrant liabilities		108,160	—	—

Total current liabilities		4,739,019	7,348,520	1,153,143
Non-current liabilities:
Long-term borrowings	10	58,375	—	—
Operating lease liabilities, non-current	11	871,685	1,244,096	195,226
Other non-current liabilities		—	69,373	10,886

Total non-current liabilities		930,060	1,313,469	206,112

TOTAL LIABILITIES		5,669,079	8,661,989	1,359,255

COMMITMENTS AND CONTINGENCIES	22

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED
CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
		2020	2021	2021
		RMB	RMB	US$
	Notes
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)
Mezzanine Equity:
Series Angel redeemable convertible preferred shares (US$0.000002 par value; 5,910,100 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	17	12,400	—	—
Series Angel+ redeemable convertible preferred shares (US$0.000002 par value; 8,268,950 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	17	40,686	—	—
Series Pre-A redeemable convertible preferred shares (US$0.000002 par value; 8,985,050 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	17	54,796	—	—
Series A redeemable convertible preferred shares (US$0.000002 par value; 22,096,550 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	17	142,337	—	—
Series A+ redeemable convertible preferred shares (US$0.000002 par value; 1,060,200 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	17	14,308	—	—
Series B redeemable convertible preferred shares (US$0.000002 par value; 19,473,100 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	17	364,419	—	—
Series B2 redeemable convertible preferred shares (US$0.000002 par value; 11,072,800 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	17	236,139	—	—
Series B3 redeemable convertible preferred shares (US$0.000002 par value; 28,013,200 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	17	841,145	—	—
Series B4-1 redeemable convertible preferred shares (US$0.000002 par value; 7,269,600 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	17	284,085	—	—
Series B4 redeemable convertible preferred shares (US$0.000002 par value; 13,979,450 and nil shares authorized as of December 31, 2020 and 2021, respectively, 6,989,700 and nil issued and outstanding as of December 31, 2020 and 2021, respectively)	17	220,491	—	—

DINGDONG (CAYMAN) LIMITED
CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
		2020	2021	2021
		RMB	RMB	US$
	Notes
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)
Mezzanine Equity (Continued):
Series C1 redeemable convertible preferred shares (US$0.000002 par value; 54,224,700 and nil shares authorized as of December 31, 2020 and 2021, respectively, 51,329,600 and nil shares issued and outstanding as of December 31, 2020 and 2021, respectively)	17	2,964,104	—	—
Redeemable noncontrolling interests	18	—	30,000	4,708

TOTAL MEZZANINE EQUITY		5,174,910	30,000	4,708

Shareholders’ (deficit)/equity:
Ordinary shares (US$0.000002 par value per share; 24,819,646,300 and nil shares authorized as of December 31, 2020 and 2021, respectively; 64,908,700 and nil shares issued and outstanding as of December 31, 2020 and 2021, respectively)	13	1	—	—
Class A ordinary shares (US$0.000002 par value per share; nil and 20,000,000,000 shares authorized as of December 31, 2020 and 2021, respectively; nil and 299,797,728 shares issued as of December 31, 2020 and 2021, nil and 270,054,584 shares outstanding as of December 31, 2020 and 2021, respectively)	13	—	3	1
Class B ordinary shares (US$0.000002 par value per share; nil and 2,500,000,000 shares authorized as of December 31, 2020 and 2021, respectively; nil and 54,543,800 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	13	—	1	—
Additional paid-in capital		151,657	13,685,062	2,147,485
Treasury stock	13	—	(7,042)	(1,105)
Accumulated deficit		(6,048,274)	(12,765,713)	(2,003,219)
Accumulated other comprehensive los s		(22,961)	(184,242)	(28,912)

TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY		(5,919,577)	728,069	114,250

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY		4,924,412	9,420,058	1,478,213

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the year ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Revenues:
Product revenues	3	3,848,094	11,207,178	19,896,725	3,122,230
Service revenues	3	32,018	128,609	224,401	35,214

Total revenues		3,880,112	11,335,787	20,121,126	3,157,444

Operating costs and expenses:
Cost of goods sold		(3,215,175)	(9,105,294)	(16,076,178)	(2,522,703)
Fulfilment expenses		(1,936,940)	(4,044,230)	(7,272,535)	(1,141,219)
Sales and marketing expenses		(260,411)	(568,705)	(1,514,504)	(237,659)
Product development expenses		(91,145)	(321,697)	(905,007)	(142,015)
General and administrative expenses		(117,776)	(458,041)	(682,922)	(107,166)

Total operating costs and expenses		(5,621,447)	(14,497,967)	(26,451,146)	(4,150,762)

Loss from operations		(1,741,335)	(3,162,180)	(6,330,020)	(993,318)
Interest income		25,486	16,244	45,324	7,112
Interest expenses		(58,130)	(38,758)	(85,151)	(13,362)
Other income		4,414	45,026	52,403	8,223
Other expenses		(3,146)	(48,696)	(57,785)	(9,068)
Changes in fair value of warrant liabilities		(100,672)	11,450	(44,457)	(6,976)

Loss before income tax		(1,873,383)	(3,176,914)	(6,419,686)	(1,007,389)

Income tax expenses	15	—	—	(9,373)	(1,471)

Net loss		(1,873,383)	(3,176,914)	(6,429,059)	(1,008,860)

Accretion of redeemable convertible preferred shares		(74,558)	(320,301)	(288,380)	(45,253)
Deemed dividend		(46,168)	—	—	—

Net loss attributable to ordinary shareholders		(1,994,109)	(3,497,215)	(6,717,439)	(1,054,113)

Net loss per ordinary share:
Basic and diluted	19	(32.45)	(54.91)
Net loss per Class A and Class B ordinary share:
Basic and diluted	19			(34.50)	(5.41)
Shares used in net loss per ordinary share computation:
Basic and diluted	19	61,446,250	63,690,000
Shares used in net loss per Class A and Class B ordinary share computation:
Basic and diluted	19			194,713,891	194,713,891
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments		30,409	(53,370)	(161,281)	(25,308)

Comprehensive loss		(1,842,974)	(3,230,284)	(6,590,340)	(1,034,168)

Accretion of redeemable convertible preferred shares		(74,558)	(320,301)	(288,380)	(45,253)
Deemed dividend		(46,168)	—	—	—

Comprehensive loss attributable to ordinary shareholders		(1,963,700)	(3,550,585)	(6,878,720)	(1,079,421)

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Ordinary Shares		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total Shareholders’ (Deficit)/Equity
	Shares*	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2019	67,966,900	1	—	—	47,546	—	(556,950)	(509,403)

Deemed dividend from re-designation of ordinary shares to Series Angel+ preferred shares	(7,803,400)	—	—	—	(18,577)	—	(46,168)	(64,745)
Accretion of redeemable convertible preferred shares	—	—	—	—	—	—	(74,558)	(74,558)
Share-based compensation	—	—	—	—	1,990	—	—	1,990
Net loss	—	—	—	—	—	—	(1,873,383)	(1,873,383)
Other comprehensive income	—	—	—	—	—	30,409	—	30,409

Balance at December 31, 2019	60,163,500	1	—	—	30,959	30,409	(2,551,059)	(2,489,690)

Accretion of redeemable convertible preferred shares	—					—	(320,301)	(320,301)
Share-based compensation	4,745,200	—	—	—	120,698	—	—	120,698
Net loss	—	—	—	—	—	—	(3,176,914)	(3,176,914)
Other comprehensive loss	—	—	—	—	—	(53,370)	—	(53,370)

Balance at December 31, 2020	64,908,700	1	—	—	151,657	(22,961)	(6,048,274)	(5,919,577)

Accretion of redeemable convertible preferred shares	—	—	—	—	—	—	(288,380)	(288,380)
Issuance of ordinary shares in connection with initial public offering	6,372,528	—	—	—	589,959	—	—	589,959
Automatic conversion of redeemable convertible preferred shares to ordinary shares upon initial public offering	250,826,100	3	—	—	12,628,084	—	—	12,628,087
Share-based compensation	2,601,000	—	—	—	315,362	—	—	315,362
Repurchase of ordinary shares	—	—	(109,944)	(7,042)	—	—	—	(7,042)
Net los s	—	—	—	—	—	—	(6,429,059)	(6,429,059)
Other comprehensive loss	—	—	—	—	—	(161,281)	—	(161,281)

Balance at December 31, 2021	324,708,328	4	(109,944)	(7,042)	13,685,062	(184,242)	(12,765,713)	728,069

Balance at December 31, 2021 (US$)		1		(1,105)	2,147,485	(28,912)	(2,003,219)	114,250

*
As of December 31, 2019, 2020 and 2021, nil, nil and 29,633,200 ordinary shares were held by EatBetter Holding Limited related to the Amended and Restated 2020 Share Incentive Plan (Note 14), respectively. These shares are considered legally issued but not outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating activities:
Net loss	(1,873,383)	(3,176,914)	(6,429,059)	(1,008,860)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,734	115,354	213,082	33,437
Accretion related to convertible notes	39,477	21,334	—	—
Foreign exchange loss/(gain)	4,026	35,049	(7,689)	(1,207)
Share-based compensation	1,990	153,110	315,362	49,487
Loss on disposal of property and equipment	—	16,481	35,483	5,568
Extinguishment losses	—	29,141	—	—
Changes in fair value of warrant liabilities	100,672	(11,450)	44,457	6,976
Changes in operating assets and liabilities:
Accounts receivable	(11,836)	(26,508)	(152,714)	(23,964)
Inventories	(131,712)	(224,983)	(151,041)	(23,702)
Advance to suppliers	(1,115)	(14,580)	(49,578)	(7,780)
Prepayments and other current assets	(55,657)	(18,345)	(363,965)	(57,111)
Operating lease right-of-use assets	(353,240)	(1,015,534)	(742,349)	(116,491)
Other non-current assets	(29,250)	(80,029)	(49,175)	(7,717)
Accounts payable	640,895	804,769	478,676	75,115
Salary and welfare payable	30,375	93,921	107,780	16,913
Advances from customers and deferred revenue	66,663	70,111	103,076	16,175
Accrued expenses and other current liabilities	222,760	182,376	164,625	25,833
Operating lease liabilities	350,326	991,000	747,118	117,239
Other non-current liabilities	—	—	69,373	10,886

Net cash used in operating activities	(964,275)	(2,055,697)	(5,666,538)	(889,203)

Investing activities:
Purchases of property and equipment	(124,812)	(248,476)	(451,608)	(70,867)
Proceeds from disposal of property and equipment	—	1,165	547	86
Purchases of short-term investments	(1,053,459)	(1,306,245)	(9,078,466)	(1,424,609)
Maturities of short-term investments	992,642	542,437	5,454,087	855,864
Loans to related parties	—	(10,100)	(2,500)	(392)
Repayment of loans from related parties	—	—	12,600	1,977

Net cash used in investing activities	(185,629)	(1,021,219)	(4,065,340)	(637,941)

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Financing activities:
Proceeds from short-term borrowings	845,583	1,444,638	9,558,649	1,499,962
Repayment of short-term borrowings	(906,582)	(210,117)	(7,672,124)	(1,203,924)
Proceeds from long-term borrowings	60,000	128,000	—	—
Repayment of long-term borrowings	(7,500)	(35,625)	(87,000)	(13,652)
Issuance of redeemable convertible preferred shares, net of issuance costs	961,095	2,171,263	6,646,458	1,042,974
Issuance of convertible notes, net of issuance costs	516,999	—	—	—
Issuance of redeemable noncontrolling interests	—	—	30,000	4,708
Proceeds from initial public offering, net of issuance costs	—	—	589,959	92,577
Repurchase of ordinary shares	—	—	(2,912)	(457)
Advance from shareholders	206,679	158,506	—	—
Repayment of advance from shareholders	—	—	(20,390)	(3,200)

Net cash generated from financing activities	1,676,274	3,656,665	9,042,640	1,418,988

Effect of exchange rate changes on cash and cash equivalents and restricted cash	34,670	(67,860)	(90,778)	(14,245)

Net increase/(decrease) in cash and cash equivalents and restricted cash	561,040	511,889	(780,016)	(122,401)
Cash and cash equivalents and restricted cash at the beginning of the year	377,519	938,559	1,450,448	227,607

Cash and cash equivalents and restricted cash at the end of the year	938,559	1,450,448	670,432	105,206

Supplemental disclosure of cash flow information:
Interest paid	18,653	13,037	77,100	12,099
Non-cash investing and financing activities:
Purchase of property and equipment included in accrued expenses and other liabilities	1,512	29,489	12,341	1,937
Extinguishment of convertible loans provided by the Founder in exchange for warrants	190,500	—	—	—
Issuance of Series B4-1 redeemable convertible preferred shares upon exercise of warrants held by the Founder	—	203,771	—	—
Issuance of Series C1 redeemable convertible preferred shares upon conversion of convertible notes	—	628,709	—	—
Issuance of Series B4 redeemable convertible preferred shares upon exercise of warrants	—	—	359,832	56,465
Issuance of Series C1 redeemable convertible preferred shares upon the extinguishment of advance from shareholders	—	—	158,506	24,873
Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	938,559	1,376,153	662,768	104,003
Restricted cash	—	74,295	7,664	1,203

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	938,559	1,450,448	670,432	105,206
The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
Dingdong (Cayman) Limited (the “Company”) was incorporated in the Cayman Islands in October 2018 by Mr. Liang Changlin, (the “Founder”) and Chief Executive Officer (“CEO”) of the Company. The Company, through its consolidated subsidiaries (collectively, the “Group”), operates fresh grocery
e-commerce
business that offers primarily fresh groceries, prepared food and other food products directly delivered to users and households in the People’s Republic of China (the “PRC”).
As of December 31, 2021, the Group’s major subsidiaries are as follows:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Dingdong Fresh Holding Limited (“Dingdong Fresh BVI”)	100%	October 30, 2018	British Virgin Islands (“BVI”)	Investment holding
Dingdong Fresh (Hong Kong) Limited (“Dingdong HK”)	100%	January 4, 2019	Hong Kong	Investment holding
Baqianlilu (Wuxi) Network Technology Co., Ltd.	100%	May 9, 2020	PRC	E-commerce
Shanghai 100me Internet Technology Co., Ltd. (“Shanghai 100me”)	100%	March 23, 2014	PRC	E-commerce
Yihengyishu (Shanghai) E-Commerce Co., Ltd.	100%	April 12, 2017	PRC	E-commerce
Chizhiyiheng (Shanghai) E-commerce Co., Ltd.(“Chizhiyiheng Shanghai”)	100%	July 18, 2018	PRC	E-commerce
Shilaiyunzhuan (Hangzhou) E-commerce Co., Ltd.	100%	January 4, 2019	PRC	E-commerce
Shishishun (Shenzhen) E-commerce Co., Ltd.	100%	July 12, 2019	PRC	E-commerce
Shishishun (Jiangsu) E-Commerce Co., Ltd.	100%	September 18, 2019	PRC	E-commerce
Chao Lizhi (Jiangsu) E-Commerce Co., Ltd.	100%	November 14, 2019	PRC	E-commerce
Beijing Bujiangjiu E-Commerce Co., Ltd.	100%	February 28, 2020	PRC	E-commerce
Shanghai Yushengbaigu Food Co., Ltd.	93.05%	October 21, 2020	PRC	E-commerce
Chizhiyiheng (Nanjing) Supply Chain Co., Ltd.	100%	August 30, 2021	PRC	E-commerce

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The Group’s operations are conducted entirely by its domestic subsidiary, Shanghai 100me, a limited liability company established under
the laws of the PRC on March 23, 2014. Shanghai 100me completed the Angel, Series
Pre-A,
Series A and Series A+ equity financing rounds between 2014 and 2019. Throughout this period and after completion of each of these rounds of financing, the Founder held a controlling equity interest in Shanghai 100me. Further, certain investor directors on Shanghai 100me’s Board of Directors executed vote in concert agreements with the Founder such that he effectively controlled all decisions made by Shanghai 100me’s Board of Directors.
The Company separately completed the Series B, Series B2, Series B3 and Series B4 equity financing rounds from 2018 to the initiation of the Reorganization described below. Throughout this period and after completion of each of these rounds of financing, the Founder held a controlling voting interest in the Company through his directly held equity interests and vote in concert agreements executed between certain shareholders and the Founder.
In preparation of the Company’s initial public offering (“IPO”) in the United States, the Company undertook a series of steps (the “Reorganization”) to establish the Company as the parent company and transfer the business operations in Shanghai 100me and its PRC subsidiaries to the Company, whereby shareholders of Shanghai 100me surrendered their equity interests in Shanghai 100me in exchange for the Company’s redeemable convertible preferred shares in proportion to their ownership interests in Shanghai 100me at a price equal to their original investment principal in Shanghai 100me. By the end of March 2021, all of Shanghai 100me’s shareholders have received their proportionate ordinary shares or redeemable convertible preferred shares in the Company.
As the transfer of Shanghai 100me’s business to the Company was between entities under common control of the Founder, the Reorganization was accounted for in a manner similar to a pooling-of-interests
with the assets and liabilities of the entities mentioned above carried over at their historical amounts. Accordingly, these consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.
In July 2021, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange (“NYSE”) (Note 13).

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements of the Group have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
Principles of consolidation
The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for credit losses of accounts receivable and short-term investments, impairment of long-lived assets, valuation allowance for deferred tax assets, determination of the stand-alone selling price (“SSP”) of performance obligations in revenue contracts, breakage estimates related to loyalty points, fair value of share-based payment awards and the fair values of financial instruments including redeemable convertible preferred shares and warrant liabilities. Management bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results could materially differ from those estimates.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation
The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company, Dingdong Fresh BVI and Dingdong HK is the United States Dollar (“US$”). The functional currency of the Company’s PRC subsidiaries is RMB. The determination of the respective functional currency is based on the criteria stated in ASC 830,
Foreign Currency Matters
. The Group uses RMB as its reporting currency. The financial statements of the Company and the Company’s subsidiary outside the PRC are translated from the functional currency to the reporting currency.
Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at
the exchange rates prevailing at the balance sheet
date. Non-monetary items
that are measured in terms of historical costs in foreign currency are re-measured using
the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.
Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive loss and are shown as a separate component of other comprehensive loss in the consolidated statements of comprehensive loss.
Convenience translation
Translations of amounts from RMB into U.S. dollars are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 to RMB6.3726 on December 31, 2021, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.
Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposit held at call and time deposit placed with commercial banks or other financial institutions in the PRC. The Group considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.
Restricted cash
Restricted cash primarily consists of cash reserved in a bank account used as collateral for short-term loans and restricted deposits made as performance guarantees to some of the Group’s vendors. Restricted cash is expected to be released to cash within the next 12 months and therefore, classified as a current asset.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Short-term investments
Short-term investments consist of investments in wealth management products with variable interest rates purchased from reputable financial institutions in the PRC and time deposits with contractual maturities between 3 to 12 months. The Group accounts for investments in wealth management products in accordance with ASC 320,
Investments—Debt Securities
(“ASC 320”). The Group classifies these investments as
“held-to-maturity”,
“trading” or
“available-for-sale”,
whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The securities that the Group has the positive intent and the ability to hold to maturity are classified as held-to-maturity
securities and stated at amortized cost.

Debt investments not classified as trading or as
held-to-maturity
are classified as
available-for-sale
securities.
Available-for-sale
investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.
The Group classifies its investments in wealth management products as available-for-sale.
The carrying amounts of these short-term investments approximate their fair values because of their generally short maturities. The, unrealized gains (losses) of these investments were insignificant for all periods presented.

Accounts receivable, net
Accounts receivable, net mainly represent amounts due from third party payment providers for cash collected from individual customers and amounts due from corporate customers for sales of products which are recorded net of allowance for credit losses. The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Accounts receivable are written off after all collection efforts have ceased. The allowance for credit losses was insignificant for all periods presented.
Inventories
Inventories are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments to reduce the cost of inventories to its net realizable value for slow-moving merchandise and damaged goods are recorded in cost of goods sold. The Group considers factors such as historical and forecasted consumer demand and promotional environment when estimating the net realizable value. The Group takes ownership, risks and rewards of the products purchased.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation. The Group computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated useful life

Furniture, fixtures and equipment	4-5 years
Electronic office equipment	3-5 years
Leasehold improvements	Over the shorter of the lease term or estimated useful life
Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets
The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the long-lived assets (asset groups) to the estimated undiscounted future cash flows expected to result from the use of the long-lived assets (asset groups) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the long-lived assets (asset groups), the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets (asset groups) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the long-lived assets (asset groups), when the market prices are not readily available. The adjusted carrying amount of the long-lived assets represent the new cost basis and is depreciated over the long-lived asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.
Fair value measurements
ASC 820,
Fair Value Measurement
(“ASC 820”) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.
ASC 820 also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from and due to related parties, accounts payable and short-term borrowings approximate their fair values because of their generally short maturities. The carrying amount of long-term borrowings approximate their fair values since they bear interest rates which approximate market interest rates.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue recognition
The Group recognizes revenue from (i) product sales of primarily fresh groceries, prepared food and other food products through “Dingdong Fresh” APP and mini program, and (ii) membership services.
The Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer in an amount of consideration to which the Group expects to be entitled to in exchange for the good or service. An asset is transferred when the customer obtains control of that asset.
Product sales
The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When an entity is a principal, the entity obtains control of the specified goods or services before they are transferred to the customers and revenues are recognized at the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When an entity is an agent, its obligation is to facilitate third parties in fulfilling their performance obligation for the specified goods or services and revenues are recognized at the net amount for the amount of commission which the entity earns in exchange for arranging for the sale of the specified goods or services to be provided by other parties.
The Group recognizes product sales made through “Dingdong Fresh” APP and mini program on a gross basis because the Group is acting as a principal in these transactions as the Group (i) is responsible for fulfilling the promise to provide the specified goods, (ii) takes on inventory risk and (iii) has discretion in establishing price. The revenues of product sales are recognized at a point in time when the control of the product is transferred to the customer. Revenues are recorded net of value-added taxes (“VAT”).
The Group recognizes revenues net of discounts and return allowances. The Group does not issue any coupons concurrent with the completion of a sales transaction. The discounts and coupons are recorded as a deduction of revenue when used by customers, except for referral coupons, which are recognized as sales and marketing expenses when customers provide a customer referral. The Group allows for return of fresh groceries and other daily essentials returns within 24 hours and 7 days, respectively. The Group estimates a provision for product returns based on historical experience. As of December 31, 2020 and 2021, estimated liabilities for return allowances were not significant.
The Group also sells prepaid cards which can be redeemed to purchase products sold on the “Dingdong Fresh” APP and mini program. Cash collected from the sales of prepaid cards is initially recorded in “Customer advances and deferred revenue” in the consolidated balance sheets and subsequently recognized as revenues upon the sales of products through redemption of prepaid cards. The Group does not recognize revenue related to breakage or forfeiture of unused balances in prepaid cards as they do not expire.
Customers are also granted loyalty points primarily from the purchase of goods. Loyalty points can be used as cash coupons to buy any products sold by the Group, which will directly reduce the amount paid by the customer. Loyalty points expire three months from the date of issuance. The Group considers loyalty points awarded from sales of products to be part of its revenue generating activities, and accordingly, loyalty points are considered to be a material right and a separate performance obligation identified in the contract.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

Consideration from the sales transaction is allocated to the products and loyalty points based on the relative standalone selling price of the products and loyalty points awarded. The amount of revenue the Group recognizes upon the redemption of loyalty points considers breakage, which is estimated based on the Group’s historical experience. As of December 31, 2020 and 2021, the deferred revenue of loyalty points was RMB16.6 million and RMB2.9 million (US$0.4 million
), respectively.

Membership services
The Group offers a membership program to its registered users. Memberships are offered for a one-month, three-month or twelve-month period and customers pay a fixed non-refundable upfront membership fee. During the membership period, members enjoy benefits such as free shipping for a certain number of orders every month, free fresh groceries upon purchase (limited to one piece per day), member exclusive products and exclusive discounts for certain products, coupons issued on a monthly basis that expire at the end of the month and VIP customer service. The Group has determined that these membership benefits provided over the membership period are a series of distinct goods and services that are considered one performance obligation. The Group recognizes the revenues of membership service fees over time on a straight-line basis over their respective subscription periods.
Cost of goods sold
Cost of goods sold consists of procurement costs of finished goods and material procurement costs, labor costs and processing costs for self-processed products.
Fulfillment expenses
Fulfillment expenses consists primarily of (i) outsourcing expenses charged by third party labor-force companies for provision of delivery riders and workers at regional processing centers and frontline fulfillment stations; (ii) lease expenses for regional processing centers and frontline fulfillment stations, and (iii) logistics expenses charged by third party couriers. Outsourcing expenses included in fulfillment expenses amounted to RMB1,256.9 million, RMB2,515.4 million and RMB4,266 million (US$669.4 million) for the years ended December 31, 2019, 2020 and 2021, respectively.
Sales and marketing expenses
Sales and marketing expenses primarily consist of advertising expense and related expenses for personnel engaged in sales and marketing activities which are expensed as incurred. The amount
s
of advertising expenses incurred were RMB130.2 million, RMB322.4 million and RMB1,023.6 million (US$160.6 million) including referral coupons issued to customers for their referral services amounting to RMB66.3 million, RMB76.1 million and RMB122.3 million (US$18.7 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Product development expenses
Product development expenses consist primarily of payroll costs and related expenses for research and development employees involved in the development of “Dingdong Fresh” APP and mini program, category expansions and systems support as well as depreciation of servers and other equipment, bandwidth and data center costs, rent, utilities and other expenses necessary to support the Group’s business activities. Product development expenses are expensed as incurred.
General and administrative expenses
General and administrative expenses consist primarily of employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations, depreciation of facilities and equipment, rental and other general corporate related expenses.
Employee benefits
The full-time employees of the Group’s PRC subsidiaries participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and make contributions to the plan
based on the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The total amounts for such employee benefits were RMB24.8 million, RMB66.3 million and RMB231.3 million (US$36.3 million) for the years ended December 31, 2019, 2020 and 2021, respectively, and expensed in the period incurred.
Modification of redeemable convertible preferred shares
The Group assesses whether an amendment to the terms of its redeemable convertible preferred shares is an extinguishment or a modification using the fair value model. If the fair value of the redeemable convertible preferred shares immediately after the amendment changes by more than 10% from the fair value of the redeemable convertible preferred shares immediately before the amendment, the amendment is considered an extinguishment. An amendment that does not meet this criterion is a modification. When redeemable convertible preferred shares are extinguished, the difference between the fair value of the consideration transferred to the redeemable convertible preferred shareholders and the carrying amount of the redeemable convertible preferred shares (net of issuance costs) is treated as a deemed dividend to the redeemable convertible preferred shareholders. When redeemable convertible preferred shares are modified, the increase of the fair value immediately after the amendment is treated as a deemed dividend to the redeemable convertible preferred shareholders. Modifications that result in a decrease in the fair value of the redeemable convertible preferred shares are not recognized.
Redeemable noncontrolling interests
For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine equity. The Company accretes changes in the redemption value over the period from the date that it becomes probable that the noncontrolling interest will become redeemable to the earliest redemption date using the effective interest method. When the noncontrolling interest is mandatorily redeemable on a fixed or determinable date, the noncontrolling interest is classified as liabilities.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Share-based compensation
Share-based awards granted to employees and senior management of the Group are accounted for under ASC 718,
Compensation—Stock Compensation
(“ASC 718”).

In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. Based on the Company’s assessment, all of the Company’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. The Company’s equity awards included a performance condition that required employees to meet a minimum performance standard in order to be eligible for vesting. The Company assessed and concluded it is highly probable that employees would be able to fully vest in their awards based on the nature of the performance condition and the Company’s historical experience. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the share options using a binomial option tree pricing model when estimating the fair value of the options granted to employees. As the Company’s award included both service and performance conditions, the Company records compensation costs on a tranche-by-tranche
basis, with a corresponding impact reflected in additional
paid-in
capital. The Group accounts for forfeitures when they occur and reverses the previously recognized compensation costs for an award in the period which the employee resigns from or is terminated by the Group.
Government subsidies
Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments.
There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income” when received. The government subsidies with certain operating conditions are recorded as “Other non-current liabilities” and will be recorded as non-operating income when the conditions are met. The Group received financial subsidies of RMB0.5 million, RMB23.2 million and RMB16.8 million (US$2.6 million) during the years ended December 31, 2019, 2020 and 2021, respectively, from various local PRC government authorities which was recognized as “Other Income” in those respective years.
Government subsidies
with certain operating conditions amounting to RMB
nil and RMB60.0 million (US$9.4 million)
were recorded as “
O
ther non-current liabilities” as of December 31, 2020 and 2021, respectively, and will be recognized as non-operating income when the conditions are met.
Interest income
Interest income is mainly generated from time deposits and short-term investments and is recognized on an accrual basis using the effective interest method.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Leases
The Group elects to account for all asset classes with lease and non-lease components as a single lease component and to exempt leases of vehicles and equipment with an initial term of 12 months or less from being recognized on the consolidated balance sheets. Payments related to those leases continue to be recognized in the consolidated statements of comprehensive loss on a straight-line basis over the lease term.
From the Perspective of Lessee
The Group has no finance leases for any of the periods presented. The Group determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Group has the right to control the use of the identified asset.
At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use.
A lease liability is recognized for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term.
The Group uses the incremental borrowing rate in determining the present value of lease payments, unless the implicit rate is readily determinable. The incremental borrowing rate is estimated on a portfolio basis considering the lease term, currency risk, credit risk and an adjustment for collateral. If lease terms include options to extend or terminate the lease, the operating lease ROU asset and lease liability are measured based on the reasonably certain criteria.
The Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as “Operating lease liabilities, current” and “Operating lease liabilities, non-current”,
respectively, in the consolidated balance sheets.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Leases (Continued)
The operating lease ROU assets are measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives.
Repayments of operating lease liabilities, variable lease payments and short-term lease payments are classified as operating activities in the consolidated statements of cash flows. Payments made for operating leases representing costs of bringing another asset to the condition and location necessary for its intended use are classified as investing activities in the consolidated statements of cash flows.

Income taxes
The Group follows the liability method of accounting for income taxes in accordance with ASC 740,
Income Taxes
(“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.
The Group evaluates its uncertain tax positions using the provisions of ASC 740, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the consolidated financial statements.
The Group recognizes in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Group’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expenses. The actual penalties or benefits ultimately realized may differ from the Group’s estimates. Additionally, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions and are recognized in the period in which the changes occur. The Group recorded the unrecognized tax benefits in
“Other non-current
liabilities” in the consolidated balance sheets and elected to include interest and penalties related to uncertain tax positions in “Income tax expenses” in the consolidated statements of comprehensive loss.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

PRC value-added taxes
The Group is subject to Value-added taxes (“VAT”) on revenue generated from sales of products. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. The net VAT balance between input VAT and output VAT is recorded in the “Other current assets” on the consolidated balance sheets.
Segment reporting
The Group operates and manages its business as a single segment, in accordance with ASC 280,
Segment Reporting
. The Group’s chief operating decision maker is the CEO. The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenues from customers in the PRC. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in the PRC.
Loss per share
In accordance with ASC 260,
Earnings Per Share
, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Prior to the Company’s initial public offering, the redeemable convertible preferred shares were considered participating securities because they were entitled to receive dividends or distributions on an as converted basis. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the redeemable convertible preferred shares using the if-converted method prior to the Company’s IPO and ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the years ended December 31, 2019 and 2020, the computation of basic loss per share using the two-class method was not applicable as the Company is in a net loss position and the redeemable convertible preferred shares do not have contractual rights and obligations to share in the losses of the Company. For the year ended December 31, 2021, the two-class method is applicable because the Group has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except those with respect to voting and conversion (Note 13). As a result, and in accordance with ASC 260, the undistributed loss for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares, respectively. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the accretion related to the redeemable convertible preferred shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Concentration of credit risk
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties and short-term investments. As of December 31, 2020, and 2021, the Group had
RMB2,456.7
million and
RMB5,238.8 million (US$822.1
million) of
cash and
time
deposits held by financial institutions in the PRC, respectively. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.
The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
Currency Convertibility Risk
Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized by the PRC government to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.
Foreign Currency Exchange Rate Risk
The functional currency of the Company is US$, and the reporting currency is RMB. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The appreciation of the US$ against RMB in 2019 was approximately 1.3%. And the depreciation of the US$ against RMB was 6.3% and 2.3% in 2020 and 2021, respectively. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against US$ would result in foreign currency translation loss when translating the net assets of the Group from US$ into RMB.
The net foreign currency translation gain resulting from the translation from US$ to RMB reporting currency recorded in other comprehensive income was RMB30.4 million for the year ended December 31,

2019. For the years ended December 31,

2020 and 2021, the loss resulting from the translation from US$ to RMB was
 RMB53.4 million and RMB161.3 million (US$25.3 million), respectively.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements
New accounting standards which have been adopted
In December 2019, the FASB issued ASU No. 2019-12,
Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes
. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. Certain amendments in this update should be applied retrospectively or modified retrospectively, and all other amendments should be applied prospectively. The Company adopted this standard on January 1, 2021. There was no material impact to the Company’s financial position or results of operations upon adoption.
In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments
(“ASU 2016-13”).
Subsequently, the FASB issued ASU No. 2019-05,
Financial Instruments- Credit Losses (Topic 326): Targeted Transition Relief and codification improvements to Topic 326 in ASU 2019-04 and ASU 2018-19
. The amendments
update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The Company adopted this standard on January 1, 2021. There was no material impact to the Company’s financial position or results of operations upon adoption.
New accounting standards which have not yet been adopted
In November 2021, the FASB issued ASU 2021-10,
Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance
. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Company will apply the guidance prospectively and expects the impact of this guidance will require additional disclosures on the Company’s government assistance arrangements in its consolidated financial statements, including the significant terms and conditions of the government assistance transaction.
In June 2020, the FASB issued ASU No. 2020-06
, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)
. For convertible
instruments, the new guidance simplifies an issuer’s accounting for convertible instruments by eliminating two of the three models in ASC 470-20 that require separate accounting for embedded conversion features. As a result, more convertible instruments will be reported as single units of account. This standard is effective for the Company beginning January 1, 2022 including interim periods within the fiscal year. Early adoption is permitted. The Company does not expect the impact of this guidance will have a material impact on its consolidated financial statements.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Contract Balances
The Group’s payments from customers are based on the billing terms established in contracts. Customers’ payment to the Group is generally made before the delivery of goods or the provision of service. Only corporate customers are offered billing terms in a range of between 7 to 30 days, as specified in each contract. Customer billings are classified as accounts receivable when the Group’s right to consideration is unconditional. If the right to consideration is conditional on future performance under the contract, the balance is classified as a contract asset. The Group’s contract assets are insignificant as of December 31, 2020 and 2021.
The Group’s contract liabilities include payments received in advance of performance under revenue contracts which are included in “Customer advances and deferred revenue” on the
 Group’s consolidated balance sheets and are recognized as revenue as the Group performs under the contract. The customer advances and deferred revenue balances as of December 31, 2020 and 2021 were comprised of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Customer advances and prepaid cards	57,081	96,785	15,188
Deferred revenue related to loyalty points	16,558	2,852	448
Deferred membership service revenue	66,765	143,843	22,571

Total	140,404	243,480	38,207

The Group recognized revenues that were previously deferred as contract liabilities of RMB4.0 million, RMB57.4 million and RMB117.8 million (US$18.5 million) during the years ended December 31, 2019, 2020 and 2021, respectively.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Revenue Allocated to Remaining Performance Obligations
Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.
The Group had RMB66.8 million and RMB143.8 million (US$22.6 million) of deferred revenues related to membership fees at December 31, 2020 and 2021 that are expected to be recognized as revenues over the remaining membership period of one to twelve months. The Group had RMB16.6 million and RMB2.9 million (US$0.4 million) of deferred revenues at December 31, 2020 and 2021 related to unsatisfied performance obligations under the loyalty points program that will be recognized as revenues when the points are redeemed, which will occur over the next three months given their expiration period. The Group also had RMB57.1 million and RMB96.8 million (US$15.2 million) of deferred revenues related to customer advances and cash received for prepaid sales cards at December 31, 2020 and 2021 respectively, which are expected to be recognized as revenues in future periods upon the usage of the prepaid card balances to purchase the Group’s products.

4.	FAIR VALUE MEASUREMENTS
The following summarizes the Company’s financial assets measured and recorded at fair value on a recurring basis as of December 31, 2020 and 2021:

		Fair Value Measurements at Reporting Date Using
	As of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	( RMB in thousands)

Short-term investments	1,006,245	—	1,006,245	—

	1,006,245	—	1,006,245	—

		Fair Value Measurements at Reporting Date Using
	As of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	( RMB in thousands)
Short-term investments	4,568,346	—	4,568,346	—

	4,568,346	—	4,568,346	—

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	FAIR VALUE MEASUREMENTS (CONTINUED)

The Company measured the fair value of its warrant liabilities on a recurring basis using significant unobservable (Level 3) inputs as of December 31, 2020.
The Company estimated the fair values of the Series B4 Warrant using the Black-Scholes Option Pricing Model with the assistance of an independent third-party valuation firm using the corresponding inputs:

As of December 31, 2020
Series B4 Warrant
Expected volatility	51.35%
Risk-free interest rate	0.09%
Remaining contractual life	0.62
Fair value of the underlying preferred shares	US$6.50
Warrant fair value	US$118.58
The determination of the fair value of the Company’s preferred shares requires complex and subjective judgments to be made regarding the cash flow forecasts and the weighted average cost of capital and the discount for lack of marketability applied to the projected cash flows. If different estimates and assumptions had been used, the fair values of the preferred shares could be significantly different and the fair value of the warrant liabilities may materially differ from the recognized amount.
The Company recognized a loss from the increase in the fair value of the warrant liabilities of RMB100.7 million, a gain from the decrease in the fair value of the warrant liabilities of RMB11.5 million and a loss from the increase in the fair value of the warrant liabilities of RMB44.5 million (US$7.0 million) for the years ended December 31, 2019, 2020 and 2021, respectively. Such amounts were recorded in “Changes in fair value of warrant liabilities” in the consolidated statements of comprehensive loss.

The following table presents a reconciliation of the warrant liabilities measured at fair value on a recurring basis using Level 3 unobservable inputs for the years ended December 31, 2020 and 2021:

Warrant liabilities
RMB
(in thousands)
Balance as of December 31, 2019	161,462
Fair value change	(11,450)
Foreign exchange translation	(8,807)
Exercise of EatTogether Warrant (Note 17)	(33,045)

Balance as of December 31, 2020	108,160

Warrant liabilities
RMB
(in thousands)
Balance as of December 31, 2020	108,160
Fair value change	44,457
Foreign exchange translation	536
Exercise of Series B4 Warrant (Note 17)	(153,153)

Balance as of December 31, 2021	—

Balance as of December 31, 2021 (US$)	—

In April 2020, the Founder exercised the EatTogether Warrant and received 6,664,000 Series B4-1 redeemable convertible preferred shares (Note 17). In March 2021, the holder exercised the Series B4 Warrant and received 6,989,750 Series B4 redeemable convertible preferred shares (Note 17). There were no warrants outstanding as of December 31, 2021 and therefore, there were no financial liabilities measured at fair value on a recurring basis.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	FAIR VALUE MEASUREMENTS (CONTINUED)

The Company did
not
transfer any financial assets or
liabilities
in or out of Level 3 during the years ended December 31, 2020 and 2021. The Group had no financial assets and liabilities measured and recorded at fair value on a non-recurring
basis as of December 31, 2020 and 2021.

5.	INVENTORIES
The Company’s inventories consist primarily of finished goods, which consists of products to be sold to customers, and packing materials as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Products	329,065	487,066	76,431
Packing materials and others	57,366	50,406	7,910

Total	386,431	537,472	84,341

6.	PREPAYMENTS AND OTHER CURRENT ASSETS
Other current assets consist of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Deductible VAT	45,285	359,915	56,478
Others	52,593	101,928	15,994

Total	97,878	461,843	72,472

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Electronic office equipment	29,720	58,463	9,174
Leasehold improvements	250,745	555,941	87,239
Furniture, fixtures and equipment	110,778	177,621	27,873

Total	391,243	792,025	124,286
Less:
Accumulated depreciation	(133,098)	(328,367)	(51,528)

Construction in progress	14,546	8,713	1,367

Total	272,691	472,371	74,125

Depreciation expense was RMB34.7 million, RMB115.4 million and RMB213.1 million (US$33.4 million) for the years ended December 31, 2019, 2020 and 2021, respectively, and were included in the following financial statement line items in the consolidated statements of comprehensive loss:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	31,988	107,333	195,022	30,603
Sales and marketing expenses	865	2,018	2,666	419
General and administrative expenses	1,520	4,731	7,395	1,160
Product development expenses	361	1,272	7,999	1,255

Total	34,734	115,354	213,082	33,437

8.	OTHER NON-CURRENT ASSETS
Other
non-current
assets consist of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Rental deposits	111,521	167,282	26,250
Others	9,938	18,511	2,906

Total	121,459	185,793	29,156

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	SHORT-TERM BORROWINGS

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Short-term bank loans	449,649	630,000	98,861
Reversed factoring arrangements	784,873	2,491,046	390,899

Total	1,234,522	3,121,046	489,760

Short-term bank loans
Short-term bank loans as of December 31, 2021 amounted to RMB3,121.0 million (US$489.8 million) (as of December 31, 2020: RMB1,234.5 million), which consisted of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. The weighted average interest rates for the outstanding short-term borrowings as of December 31, 2020 and 2021 were
 3.39%

and 3.67%, respectively.
As of December 31, 2020 and 2021, the aggregate amounts of unused lines of credit available for the Group’s use were RMB20.4 million and
RMB135.0 million (US$21.2 million)
, respectively
.
 As of December 31, 2020 and 2021, the repayments of all short-term loans are guaranteed by the founder of the Company.
Reversed factoring arrangements
In 2020, the Group entered into a one-year reversed factoring arrangement with a commercial bank (“2020 reversed factoring arrangement”). Under the factoring arrangement, the suppliers’ receivables collection process was accelerated by selling its receivables from the Group to the bank. The Group was entitled to draw up to
 RMB
800.0

million with a draw down period from September 2020 to August 2021 and then obligated to repay the principal and interest at

3.6
%
upon maturity, typically within six months.
The aggregate amount available for the Group’s use under the 2020 reversed factoring arrangement as of December 31, 2020 was RMB
15.1 million.
In January 2021, the 2020 reversed factoring arrangement was amended to increase the total available financing to

RMB
2,000

million
(US$313.8 million)

and the draw down period was extended to January 2022. In July 2021, the reversed factoring arrangement was further amended to increase the total financing to RMB
5,000
 million (US$784.6 million) and the draw down period was extended to July 2022 (“amended reversed factoring arrangement”). The amended reversed factoring arrangement carries the same interest rate of
3.6
% and also has a six-month repayment term. As of December 31, 2021, the aggregate amounts available for the Group’s use under the amended reversed factoring arrangement was
RMB
2,858.1

million (US
$448.5
million).
In December 2021, the Group entered into a reversed factoring arrangement with the same commercial bank (“2021 reversed factoring arrangement I”). Under the factoring arrangement, the Group was entitled to draw up to
RMB
40.0

million
(US$6.3 million)

with a draw down period from March 2021 to January 2022 and then obligated to repay the principal and interest at 3.6% upon maturity, typically within six months. As of December 31, 2021, the aggregate amount available for the Group’s use under the 2021 reverse factoring arrangement I was

RMB
39.8

million (US
$6.2 million
).
In December 2021, the Group entered into a reversed factoring arrangement with the same commercial bank (“2021 reversed factoring arrangement II”). Under the factoring arrangement, the Group was entitled to draw up to RMB
1,800.0
 million
(US$282.5 million)

with a draw down period from December 2021 to December 2022 and then obligated to repay the principal and interest at

3.6
%

upon maturity, typically within six months. As of December 31, 2021, the aggregate amount available for the Group’s use under the 2021 reverse factoring arrangement II was

RMB
1,550.5

million (US
$243.3

million).
The Group was required to deposit cash collateral for the 2020 reversed factoring arrangement, which are classified as “Restricted cash” on the Group’s consolidated balance sheet as of December 31, 2020. Total restricted cash held as collateral was
RMB
66.0

million as of December 31, 2020. The restricted cash was released during 2021, as pursuant to the amended reversed factoring agreement, 2021 reversed factoring arrangement I and 2021 reversed factoring arrangement II, the Group was required to collateralize the reversed factoring borrowings with time deposits purchased from the bank. Time deposits collateralized and restricted from withdrawal and usage amounted to RMB
2,769.7
million
(
US
$434.6

million) and are classified as “Short-term investments” on the Group’s consolidated balance sheet as of December 31, 2021.
In July 2021, the Group entered into a reversed factoring arrangement with another commercial bank. Under the factoring arrangement, the Group was entitled to draw up to

RMB
300.0
 million
(US$47.1 million)

with a draw down period from July 2021 to November 2021 and then obligated to repay the principal and interest at
3.6
%
upon maturity, typically within

six
months.
This reversed factoring arrangement is guaranteed by the Founder. In 2021, the Group withdrew a total of RMB99.4 million (US$15.6 million) under this arrangement.
The aggregate amount available for the Group’s use under the above-mentioned reverse factoring arrangements was RMB15.1 million and
RMB4,448.4 million (US$698.0 million)

as of December 31, 2020 and December 31, 2021, respectively.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	SHORT-TERM BORROWINGS (CONTINUED)

As a result of the above-mentioned factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from the bank, for which the origination of the loans of
RMB945.0 million and RMB8,220.6 million(US$1,290.0 million)
were reported as “Proceeds from short-term borrowing” within financing activities in the consolidated financial statement of cash flows for the year ended December 31, 2020 and 2021. As of December 31, 2020 and 2021, the outstanding principal from the above-mentioned reversed factoring arrangements was
RMB784.9 million and RMB2,491.0

million (US$390.9 million) and was included in “Short-term borrowings” in the consolidated balance sheets. Principal
repayments of RMB160.1 million and RMB6,514.5 million (US$1,022.3 million) for such loan borrowings are reported as “Repayment of short-term borrowings” in the consolidated statement of cash flows for year ended December 31, 2020 and 2021, respectively.

10.	LONG-TERM BORROWINGS

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Long-term borrowings	144,875	57,875	9,082

Less: Current portion of long-term borrowings	(86,500)	(57,875)	(9,082)

Total	58,375	—	—

In October 2019, the Group entered into a secured loan agreement with SPD Silicon Valley Bank, pursuant to which the Group is entitled to borrow a secured RMB denominated loan of
RMB60.0
million for general working capital purposes. In 2019, the Group drew down
RMB60.0
million with a variable annual interest rate at 225 basis points over Loan Prime Rate (“LPR”) and the principal is repayable by monthly installments from 2019 to 2021. The loan is guaranteed by the Founder of the Group. The Group repaid RMB30.0 million and RMB22.5 million (US$3.5 million) in
2020 and 2021, respectively, when the installments
became due. As of December 31, 2021, the loan was fully paid.
In October 2020, the Group entered into secured loan agreements with East West Bank and SPD Silicon Valley Bank, pursuant to which the Group is entitled to borrow RMB68.0 million and RMB60.0 million, respectively, for its general working capital purposes. The Group drew down RMB68.0 million from East West Bank with a fixed annual interest rate of 4.15%. Pursuant to the agreement, the principal is repayable by monthly installments from 2020 to 2022.
RMB0.6 million and
RMB34.5 million (US$5.4
million) were repaid when it became due in 2020 and 2021. The repayment of the loan is guaranteed by the Founder of the Group. The amount repayable within the next twelve months are classified as “Current portion of long-term borrowings”. The Group drew down RMB60.0 million (US$9.2 million) from SPD Silicon Valley Bank with a fixed annual interest rate of 4.75%. Pursuant to the agreement, the principal is repayable by monthly installments from 2020 to 2022.
RMB5.0 million and
RMB30.0
million (US$4.7 million)
was repaid when it became due in 2020 and 2021, respectively. The repayment of the loan is guaranteed by the Founder of the Group. The amount repayable within the next twelve months are classified as “Current portion of long-term borrowings”.
Repayment schedule of the long-term borrowings as of December 31, 2021 is as follows:

	As of December 31, 2021
	RMB	US$
	(in thousands)
2022	57,875	9,082

Total	57,875	9,082

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	LEASES

The Group has operating leases arrangements for their regional processing centers, frontline fulfillment stations, office space, vehicles and equipment.
A summary of supplemental information related to operating leases as of December 31, 2020 and 2021 is as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Operating lease right-of-use assets	1,503,222	2,245,571	352,379

Operating lease liabilities, current	594,787	969,494	152,135
Operating lease liabilities, non-current	871,685	1,244,096	195,226

Total operating lease liabilities	1,466,472	2,213,590	347,361

Weighted average remaining lease term	2.85 years	2.79 years	2.79 years

Weighted average discount rate	6.4%	6.8%	6.8%

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive loss and supplemental cash flow information related to operating leases is as follows:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Operating lease cost	165,733	475,064	953,325	149,597
Short-term lease cost	1,859	7,391	12,227	1,919
Variable lease cost	—	—	8,247	1,294

Total	167,592	482,455	973,799	152,810

Cash paid for operating leases	168,787	500,458	1,002,511	157,316

Right-of-use assets obtained in exchange for operating lease liabilities	499,615	1,489,367	1,671,666	262,321

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	LEASES (CONTINUED)

A summary of maturity of operating lease liabilities under the Group’s non-cancelable
operating leases as of December 31, 2021 is as follows:

	As of December 31, 2021
	RMB	US$
	(in thousands)
2022	1,080,579	169,566
2023	711,673	111,677
2024	379,318	59,523
2025	188,455	29,573
2026	59,163	9,284
Thereafter	1,067	168

Total future lease payments	2,420,255	379,791

Less: imputed interest	(206,665)	(32,430)

Total operating lease liabilities	2,213,590	347,361

As of December 31, 2021, the Group entered into new operating leases primarily for regional processing centers and frontline fulfillment stations of
RMB27.8 million, which have not yet commenced. The related right of use assets and lease liabilities of RMB24.2 million and RMB22.5 million, respectively, will be recorded in the consolidated balance sheets upon commencement of the leases.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Advance from shareholders	385,575	—	—
Accrued outsourcing expenses	343,681	385,305	60,463
Accrued transportation and logistic expenses	51,549	43,759	6,867
VAT and other tax payable	15,965	30,081	4,720
Deposit from suppliers	9,965	29,437	4,619
Interest payable	4,386	14,749	2,314
Accrued advertising expenses	9,925	43,916	6,892
Accrued utilities and other expenses	36,692	106,014	16,636

Total	857,738	653,261	102,511

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	ORDINARY SHARES
The Company was incorporated in October 2018 with an authorized share capital of US$50,000 divided into 25,000,000,000 ordinary shares of US$0.000002 each, of which 64,908,700 ordinary shares had been issued as of December 31, 2020.
In May 2019,

7,803,400 ordinary shares of the Company held by the Founder were re-designated
as Series Angel+ preferred shares. The difference between the fair value of the Series Angel+ preferred shares and the carrying value of the ordinary shares was treated as a deemed dividend to the Founder and charged to accumulated deficit.
In April 2020, 4,745,200 ordinary shares of the Company were issued to the Founder for nil consideration and considered share-based awards with no associated performance or service based vesting conditions (Note 14).
In March and May 2021, 22,782,950 and 17,398,450 ordinary shares of the Company were issued to EatBetter Holding Limited, a BVI limited liability company (the “Offshore ESOP Platform”), respectively. Meanwhile,
 2,601,000
ordinary shares held by EatBetter were issued to the Group’s senior management for nil consideration and considered share-based awards with no associated performance or service based vesting conditions (Note 14). As of December 31, 2021, 29,633,200 ordinary shares are considered leg
ally
issued but not outstanding.
On June 8, 2021, the Company effected a 1:50 share subdivision of all issued and outstanding ordinary shares and redeemable convertible preferred shares (the “Share Subdivision”). The par value and authorized shares of the ordinary and preferred shares were adjusted as a result of the Share Subdivision. All ordinary shares, redeemable convertible preferred shares, and related per share amounts presented in the consolidated financial statements have been retrospectively adjusted to reflect the Share Subdivision for all periods presented, where applicable.
In July 2021, the Company’s authorized share capital was reclassified and redesignated into US$
50,000
divided into
 25,000,000,000
shares comprising of
 (i) 20,000,000,000
Class A ordinary shares at par value of US$
0.000002
; (ii)

2,500,000,000
Class B ordinary shares at par value of US$
0.000002
; and
 (iii) 2,500,000,000 shares at par value of US$
0.000002
each of such class or classes (however designated) as the board of directors may determine. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary shares is entitled to one
vote per share
. Each class B ordinary share is entitled to
twenty votes per share and is convertible into one
Class A ordinary share at any time by the holder.
 54,543,800
ordinary shares which are ultimately owned by the Founder were re-designated and re-classified into Class B ordinary shares on a one-for-one basis and the remaining
 10,364,900
issued and outstanding ordinary shares were re-designated and re-classified into Class A ordinary shares on a one-for-one basis.
In July 2021, the Company issued
 250,826,100

Class A ordinary shares upon the automatic conversion of all outstanding redeemable convertible preferred shares upon completion of the Company’s IPO. Concurrently, the Company issued
6,108,000

Class A ordinary shares (equivalent to
 4,072,000
ADSs) upon completion of its IPO.
In August 2021, the Company issued 264,528 Class A ordinary shares (equivalent to 176,352 ADSs) pursuant to the underwriters’ partial exercise of their option to purchase additional ADSs.
In December 2021, the Company repurchased
109,944
Class A ordinary shares at fair value. The Company designated the repurchased shares as treasury stock.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	SHARE-BASED COMPENSATION
Onshore Share Incentive Plan
Prior to the Reorganization, the shareholders and Board of Directors of Shanghai 100me approved a series of employee option plans in order to provide incentives and rewards to the Group’s directors, senior management and employees (the “2015 Plan”, “2016 Plan”, “2018 Plan”, “2019 Plan” and “2020 Plan”, or the “Onshore Plans”). Each option under the Onshore Plans allowed employees to purchase one share of, a limited partnership whose sole holding was 295,503 common shares in Shanghai 100me (the “ESOP Platform”). Each share in the ESOP Platform is equivalent to 0.0148 of Shanghai 100me’s common shares. Share options awarded under the Onshore Plans vest over a period of four years, with 50% of the award vesting on the second anniversary of the grant date, 25% of the award vesting on the third anniversary and 25% vesting on the fourth anniversary. Each share option has a contractual life of 10 years. The Company authorized and granted a total of 10,471,912 options under the Onshore Plans.

As part of the Reorganization, the Onshore Plans were replaced with the Company’s 2015, 2016, 2018, 2019 and 2020 Replacement Plans (the “Replacement Plans”) on October 31, 2020. All 9,681,668 outstanding share options of Shanghai 100me under the Onshore Plans as of October 31,

2020 were replaced and carried over at a conversion factor of 14.8. Each option under the Replacement Plans allowed employees to purchase 0.05 of the Company’s ordinary shares. Concurrently, the exercise price for each share option under the Replacement Plans was also adjusted by the same 14.8 factor. All other terms, including vesting periods, proportion of vested and unvested options outstanding for each grantee were identical between the Onshore Plans and Replacement Plans. The Company performed a qualitative assessment and concluded that the cancellation of the awards under the Onshore Plans and the corresponding grant of awards under the Replacement Plans did not constitute a substantive modification of the original share-based payment awards.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	SHARE-BASED COMPENSATION (CONTINUED)

Offshore Share Incentive Plans
On September 5, 2020, the Company’s shareholders and Board of Directors approved the 2019 Plan II. Under the 2019 Plan II, the Company authorized and issued
71,001,793
 share options to purchase the Company’s ordinary shares. On October 31, 2020, the Company granted all of the options authorized under the 2019 Plan II.
On September 5, 2020, the Company’s shareholders and Board of Directors approved the 2020 Plan II and Plan III. Under the 2020 Plan II and Plan III, the Company authorized and issued 11,786,197 and
 23,096,715
share options to purchase the Company’s ordinary shares, respectively. On October 31, 2020, the Company granted all of the options authorized under the 2020 Plan II and Plan III.
In January 2021, the Company’s Board of Directors approved the 2020 Plan IV and granted

7,082,103
share options to the Group’s senior management and employees. In March 2021, the Company’s Board of Directors approved the 2021 Plan I and granted
 854,608
share options to the Group’s senior management and employees. In April 2021, the Company’s Board of Directors approved the 2020 Plan V and granted
14,862,751
 share options to the Group’s senior management and employees. In September 2021, the Company’s board of directors approved the 2020 Plan VI-X and 2021 Plan II and granted a total of
147,315,628
 share options to the Group’s senior management and employees.
In December 2021, the Company’s Board of Directors amended and restated the Replacement Plans, 2019 Plan II, 2020 Plan II-X and 2021 Plan I-II (the “A&R 2020 Share Incentive Plan”), which consolidated all share-based payment awards under one incentive plan and clarified certain administration terms of the share incentive plan. The A&R 2020 Share Incentive Plan did not substantively modify the terms of any previously granted share options. Pursuant to the A&R 2020 Share Incentive Plan, the maximum aggregate number of
s
hares which may be issued is
 40,181,400
Class A ordinary shares of the Company.
The ordinary shares to be awarded pursuant to the A&R 2020 Incentive Plan were issued by the Company and held by the Offshore ESOP Platform. Each share option under the A&R 2020 Share Incentive Plan has a 10 year contractual life and allow participants to purchase 0.05 of the Company’s
Class A
ordinary shares held by the Offshore ESOP Platform. Option awards under the A&R 2020 Share Incentive Plan vest over either a four-year period, with 50% of the awards vesting on the second anniversary of the grant date, 25% of the awards vesting on the third anniversary and
25%
vesting on the fourth anniversary, or a

five-year period, with 25%
vesting on the second, third, fourth and fifth anniversaries of the grant date, respectively.
In December 2021, the Company granted 30,808,793 share options under the A&R 2020 Share Incentive Plan to the Group’s senior management and employees. As of December 31, 2021, the Company granted 461,535,280 share

options authorized and issued under the A&R 2020 Share Incentive Plan.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	SHARE-BASED COMPENSATION (CONTINUED)

The following table summarizes the Company’s
share

option activities for the year ended December 31, 2021 pursuant to the A&R 2020 Share Incentive Plan:

	Number of Options	Weighted Average Exercise Price Per option	Weighted Average grant date fair value per option	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	US$	Years	US$ (in thousands)
Share options outstanding as of December 31, 2020	224,295,105	0.2160	0.0496	9.55	20,468
Granted	200,923,883	0.2767	0.5092
Forfeited	(40,751,365)	0.2793	0.2594

Share options outstanding as of December 31, 2021	384,467,623	0.2099	0.2676	8.28	126,484

Exercisable as of December 31, 2021	104,626,808	0.0746	0.0510	5.58	48,593

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying
o
rdinary
s
hares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.
The total fair value of vested
share
options was RMB2.4 million, RMB2.5 million and RMB31.4 million (US$4.9 million) for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, total unrecognized share-based compensation expense relating to unvested awards was RMB588.8 million (US$92.4 million) which is
expected to be recognized over a weighted-average period of 4.21 years.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	SHARE-BASED COMPENSATION (CONTINUED)
The weighted average grant date fair value of the share options granted during the years ended December 31, 2019, 2020 and 2021 were US$0.01, US$0.05 and US$0.51, respectively.
The Group uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options were as follows:

	For the years ended December 31,
	2019	2020	2021
Fair value of ordinary shares (US$)	2.78	4.78	4.78-15.78
Risk-free interest rate (%)	0.88-2.00	0.66-0.88	0.93-1.71
Expected volatility (%)	47-48	47-48	48
Expected dividend yield	—	—	—
Life of option	10	10	10
Exercise multiple	2.5	2.5	2.5
Post-vesting forfeiture rate	—	—	—
The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility of the is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry until the Company had adequate historical volatility of the share price. The dividend yield is estimated based on our expected dividend policy over the expected term of the options. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.
2020 Senior Management Awards
In April 2020, the Company’s shareholders and Board of Directors authorized and approved a 5%
increase in the number of
ordinary
shares held and reserved by the Offshore ESOP Platform for future share-based payment awards and shares held by the Founder and other senior management. As a result, the Founder received
 4,745,200 ordinary shares, 465,550 Series Angel+ preferred shares, and 605,600 Series
B4-1
preferred shares with no associated performance or service based vesting conditions at nil consideration. The Company accounted for the immediate increase in the Founder’s shareholding as a share-based payment arrangement pursuant to ASC 718 and immediately recognized share-based compensation expenses of RMB143.0 million, of which RMB110.6 million and RMB32.4 million was reflected in additional paid-in
capital and mezzanine equity, respectively.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	SHARE-BASED COMPENSATION (CONTINUED)
2021 Senior Management Awards
In May 2021, the Company’s shareholders and Board of Directors authorized and approved the 2021 Senior Management Awards. As a result, a director and executive officer of the Company received
 2,601,000
ordinary shares with no associated performance or service based vesting conditions at nil consideration.

The
Company
immediately recognized share-based compensation expenses of
 RMB
197.2 million (US$30.6 million).
As the Company’s ordinary shares were not publicly traded on the date the 2021 Senior Management Awards were granted, the Group, with the assistance of an independent third-party valuation firm, estimated the fair value of the ordinary shares by using a discounted cash flow approach to determine the enterprise value of the Company, which was then allocated to the Company’s various classes of equity, including preferred shares. The determination of the fair value of the Company’s ordinary shares requires complex and subjective judgments to be made regarding the forecasted revenues, gross margins and operating expenses, weighted average cost of capital and the discount for lack of marketability applied to the projected cash flows. If different estimates and assumptions had been used, the fair value of the ordinary shares could be significantly different and related stock-based compensation expense may materially differ from the recognized amount.
For the above-mentioned incentive plans and awards, the Group recognized aggregate share-based compensation expenses for the years ended December 31, 2019, 2020 and 2021 as follows:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	258	1,974	32,673	5,127
Sales and marketing expenses	174	532	6,927	1,087
Product development expenses	1,043	4,370	42,666	6,695
General and administrative expenses	515	146,234	233,096	36,578

Total	1,990	153,110	315,362	49,487

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	INCOME TAXES
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.
British Virgin Islands
Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.
Hong Kong
Under the Hong Kong tax laws, the Company’s subsidiary in Hong Kong is subject to Hong Kong’s two-tiered profits tax regime, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and

16.5
% for any assessable profits in excess of HK$2 million. Additionally, the Company’s subsidiary in Hong Kong may be exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
PRC

The Company’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax
L
aw (the “EIT Law”), which was effective since January 1, 2008.
Pursuant to Caishui [2019] No. 13, qualified Small-Scale Enterprises with minimal profits (“SSE”) are eligible for a reduced enterprise income tax (“EIT”) rate of 20%, a 75% reduction of the first RMB1 million taxable income and a 50% reduction of taxable income exceeding RMB1 million but less than RMB3 million from January 1, 2019 to December 31, 2021. Additionally, qualified SSEs are eligible for a further 12.5% reduction of the first RMB1 million taxable income from rom January 1, 2021 to December 31, 2022. The Company’s PRC subsidiaries are generally subject to statutory income tax rate of 25% except for certain PRC subsidiaries that are taxed at preferential tax rate of 20% as qualified as SSE.
The EIT
L
aw also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.
The current and deferred components of income tax expenses appearing in the consolidated statements of comprehensive loss are as follows:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Current tax	—	—	9,373	1,471
Deferred tax	—	—	—	—

Total	—	—	9,373	1,471

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	INCOME TAXES (CONTINUED)

The Group’s loss before income taxes by jurisdiction consisted of:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Non-PRC	(114,137)	(178,916)	20,929	3,284
PRC	(1,759,246)	(2,997,998)	(6,440,615)	(1,010,673)

Tota l	(1,873,383)	(3,176,914)	(6,419,686)	(1,007,389)

The reconciliations of the income tax expenses for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Loss before income tax expense	(1,873,383)	(3,176,914)	(6,419,686)	(1,007,389)
PRC statutory tax rate	25%	25%	25%	25%
Income tax benefit computed at the statutory income tax rate	(468,346)	(794,228)	(1,604,922)	(251,847)
Non-deductible expenses	17,455	6,368	(8,320)	(1,306)
Transfer pricing adjustment	—	—	102,468	16,079
Non-taxable income	—	(126)	(1,561)	(245)
Research and development super-deduction	(5,831)	(55,306)	64,806	10,170
Statutory income/(expense)	80,846	7,298	(5,244)	(823)
Effect of preferential tax	137,154	22,992	5,022	788
Changes in valuation allowances	353,871	784,611	1,465,818	230,019
Impact of changes in tax rate on deferred tax	(143,683)	(16,464)	(5,023)	(788)
Effect of income tax rate difference in other jurisdictions	28,534	44,855	(3,671)	(576)

Income tax expenses	—	—	9,373	1,471

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	INCOME TAXES (CONTINUED)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Deferred tax assets:
Operating lease liabilities	366,618	553,397	86,840
Accrued expenses and other current liabilities	6,139	4,134	649
Government subsidies	—	15,000	2,354
Tax losses carried forward	1,235,164	2,700,304	423,736
Less: valuation allowances *	(1,253,620)	(2,719,438)	(426,739)

Total deferred tax assets, net.	354,301	553,397	86,840

Deferred tax liabilities:
Operating lease right-of-use assets	(354,301)	(553,397)	(86,840)
Total deferred tax liabilities, net.	(354,301)	(553,397)	(86,840)

Deferred tax assets/liabilities, net	—	—	—

*
The Company operates through its PRC subsidiaries and evaluates the potential realization of deferred tax assets on an entity basis. The Group recorded valuation allowances against deferred tax assets of those PRC subsidiaries that are in a three-year cumulative financial loss or had incurred losses since inception as of December 31, 2020 and 2021. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The tax losses in the PRC subsidiaries can be carried forward for five to ten years to offset future taxable income. As of December 31, 2021, the Group had tax loss carried forwards of RMB2,700.3 million (US$423.7 million), which will expire between 2024 to 2029.
The unrecognized tax benefits of the Group as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Balance at beginning of the year	593	593	93
Additions	—	117,468	18,433
Decreases	—	—	—
Settlement	—	(593)	(93)

Balance at end of the year	593	117,468	18,433

As of December 31, 2020 and 2021, the Company had recorded unrecognized tax benefit of
RMB0.6 million and RMB117.5 million (US$18.4 million), of which RMB0.6 million and RMB108.1 million (US$17.0 million), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry
 forwards on the consolidated balance sheets. It is possible that the amount of unrecognized tax benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2020 and 2021, there were RMB nil and
RMB9.4
million

(US$1.5

million) of unrecognized tax benefits that, if ultimately recognized, will impact the effective tax rate.
The Company did
no
t record any interest and penalties related to an uncertain tax position for the periods presented.
As of December 31, 2021, the tax years ended December 31, 2018 through period ended December 31, 2021 remain open to examination by the PRC tax authorities.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	RELATED PARTY TRANSACTIONS AND BALANCES
The related parties that had transactions or balances with the Group in 2019, 2020 and 2021 consisted of:

Related Party	Relationship with the Group
Mr. Liang Changlin	Founder and CEO of the Company
Shanghai Tiejun Enterprise Consulting Center (Limited Partnership) (“Tiejun”)	Controlled by Mr. Liang Changlin
EatTogether Holding Limited (“EatTogether”)	Controlled by Mr. Liang Changlin
Transactions with the Founder and CEO of the Company
From 2016 to 2018, Mr. Liang Changlin, the Founder and CEO of the Company, provided interest-free convertible loans to Shanghai 100me with an aggregate principal amount of RMB190.5 million (“Onshore Loans”) with a maturity date of
December 31, 2024. Pursuant to the contractual terms of the Onshore Loans, the Founder has the option to convert the Onshore Loans into convertible redeemable preferred shares at a price equal to the per share price of the redeemable convertible preferred shares issued based on a pre-money valuation
of Shanghai 100me that meets a specified target (“Variable Share Conversion Feature”). The Onshore Loans are also redeemable at par prior to its maturity date when certain performance targets are met by Shanghai 100me (“Contingent Redemption Feature”).
The embedded Variable Share Conversion Feature will be share settled by a number of shares with a fair value equal to a fixed settlement amount and therefore, it is considered to be an in-substance redemption
feature because the settlement amount does not vary with the share price.
The in-substance redemption
feature did not require bifurcation because it is clearly and closely related to the debt host. The embedded Contingent Redemption Feature is not required to be bifurcated because it is considered to be clearly and closely related to the debt host, as the loans were not issued at a substantial discount and are redeemable at par. There are no other embedded derivatives that are required to be bifurcated.
On April 11, 2019, the Company granted a warrant to EatTogether as consideration to settle the Onshore Loans. Pursuant to the terms of the warrant, EatTogether is entitled to purchase redeemable convertible preferred shares at the same issuance price as the subsequent round of financing that meets a targeted pre-money valuation
of the Company for an aggregate purchase price of US$28.7 million, which is the USD equivalent of the carrying value of the Onshore Loans of RMB190.5 million (“EatTogether Warrant”). Upon issuance of the EatTogether Warrant, the Onshore Loans were considered extinguished and derecognized. The RMB190.5 million was not repaid to the Founder by Shanghai 100me in 2019 and considered a
p
repayment for the future exercise price for the EatTogether Warrant and recorded as “Amounts due to related parties” as of December 31, 2019. Pursuant to a supplementary agreement entered into between the Founder and the Company on March 30, 2020, upon the Founder’s exercise of the EatTogether Warrant and payment of US$28.7 million to the Company, Shanghai 100me would repay RMB190.5 million to the Founder. In April 2020, the Founder exercised the EatTogether Warrant and received 6,664,000
Series B4-1 redeemable
convertible preferred shares (Note 17).
Similar with the Series B4 Warrant disclosed in Note 4, the EatTogether Warrant is also for underlying redeemable convertible preferred shares that are contingently redeemable if an IPO has not been completed by a specific date. Therefore, it is considered redeemable and results in the EatTogether Warrant being classified as a liability. The EatTogether Warrant is initially measured and recognized at fair value and also subsequently measured at fair value with changes in fair value recognized in “Changes in fair value of warrant liabilities” in the consolidated statements of comprehensive loss (Note 4).

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

The amounts due from related parties consisted of the following:
Related party balances
Amounts due from related parties:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands)
Current:
Loan to Mr. Liang Changlin	9,000	—	—
Loan to Tiejun	1,100	—	—

Total	10,100	—	—

Amounts due from Mr. Liang Changlin were comprised of interest-free loans and were repaid in full on April 15, 2021.
Amounts due from Tiejun w
e
re
 comprised of an interest-free loan maturing on December 31, 2023 and was repaid in full on April 15, 2021
.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	REDEEMABLE CONVERTIBLE PREFERRED SHARES
As of January 1, 2020, the Company had outstanding preferred shares as follows:

•	5,910,100 Series Angel preferred shares for a total cash consideration of RMB 10.0 million issued in April 2014;

•	8,985,050 Series Pre-A preferred shares at US$ 0.72 per share for a total cash consideration of US$ 6.5 million issued in May 2018;

•	22,096,550 Series A preferred shares at US$ 0.79 per share for a total cash consideration of US$17.4 million issued in September 2018;

•	1,060,200 Series A+ preferred shares at US$1.65 per share for a total cash consideration of US$1.8 million in October 2018;

•	17,140,700 Series B preferred shares at US$2.36 per share for a total cash consideration of US$40.4 million in November 2018;

•	11,072,800 Series B2 preferred shares at US$2.71 per share for a total cash consideration of US$30.0 million in January 2019;

•	2,332,400 Series B preferred shares at US$2.36 per share for a total cash consideration of US$5.5 million in March 2019;

•	7,803,400 ordinary shares held by the Founder were re-designated as Series Angel+ preferred shares in May 2019 (Note 13);

•	28,013,200 Series B3 preferred shares at US$3.93 per share for a total cash consideration of US$110.0 million in May 2019; and

•	6,989,700 Series B4 preferred shares at US$4.29 per share for a total cash consideration of US$30.0 million in June 2019
In April 2020, the Company issued 39,952,300 Series C1 preferred shares to certain investors at US$7.77 per share for a total cash consideration of US$310.5 million. In addition, the Company also issued 11,377,300 Series C1 preferred shares to convertible noteholders who were required to convert their 2019 Convertible Notes upon the closing of the Series C1 preferred shares financing.
In April 2020, the Company issued 6,664,000 Series
B4-1
preferred shares upon the exercise of the EatTogether Warrant by the Founder for a total cash consideration of US$28.7 million.
In April 2020, the Company issued 465,550 Series Angel+ preferred shares to EatTogether and 605,600 Series
B4-1
preferred shares to EatTogether that were considered share-based awards (Note 14).
In March 2021, the Company issued 6,989,750 Series B4 preferred shares to an investor upon the exercise of the Series B4 Warrant for a total cash consideration of US$30.0 million (Note 4).
In March 2021, the Company issued 2,895,100 Series C1 preferred shares to an investor at US$7.77 per share for a total cash consideration of US$22.5 million.
In March 2021, the Company issued 49,207,650
Series D redeemable convertible preferred shares to existing shareholders and certain investors for an aggregate consideration of
US$700.0 million.
In May 2021, the Company issued 21,264,750
Series D+ redeemable convertible preferred shares to certain investors for an aggregate consideration of
US$330.0 million.
Upon the completion of the Company’s IPO in June 2021, all the issued and outstanding Preferred Shares were automatically converted into 250,826,100 Class A Ordinary Shares.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

The key terms of the Series D+, Series D, Series C1, Series B4, Series
B4-1,
Series B3, Series B2, Series B, Series A+, Series A, Series
Pre-A,
Series Angel+ and Series Angel Preferred shares (collectively the “Preferred Shares”) are summarized below:
Conversion rights
Each holder of the Preferred Shares has the right, at the sole discretion of the holder, to convert at any time and from time to time, all or any portion of the Preferred Shares into ordinary shares based on the then-effective Conversion Price. The initial conversion ratio shall be on a one for one basis, subject to certain anti-dilution adjustments, as adjusted for the Share Subdivision.
The Preferred Shares are converted automatically into ordinary shares at the then effective applicable conversion price, as adjusted for the Share Subdivision in the event of a Qualified IPO.
Redemption rights
Prior to the issuance of the Series C1 preferred shares in April 2020, all of the Preferred Shares are redeemable at the holders’ option at any time after the occurrence of (i) a Qualified IPO or a Qualified Trade Sale of the Company has not occurred on December 31, 2024; or (ii) the occurrence of certain events including breach or violation of applicable laws or regulations by the Founder. Upon the issuance of the Series C1 preferred shares, all of the Preferred Shares are redeemable at the holders’ option at any time after the occurrence of (i) a Qualified IPO or a Qualified Trade Sale of the Company has not occurred on March 31, 2025; or (ii) the occurrence of certain events including breach or violation of applicable laws or regulations by the Founder.
Upon the issuance of the Series D preferred shares in March 2021, all of the Preferred Shares are redeemable at the holders’ option at any time after the occurrence of (i) a Qualified IPO or a Qualified Trade Sale of the Company has not occurred on March 31, 2026; or (ii) the occurrence of certain events including breach or violation of applicable laws or regulations by the Founder.
Upon the issuance of the Series D+ preferred shares in May 2021, all of the Preferred Shares are redeemable at the holders’ option at any time after the occurrence of (i) a Qualified IPO or a Qualified Trade Sale of the Company has not occurred on May 11, 2026; or (ii) the occurrence of certain events including breach or violation of applicable laws or regulations by the Founder.
The redemption price of each preferred share other than the Series Angel preferred share and Series Angel+ preferred share equals to (i) the original issue price as adjusted for the Share Subdivision, plus (ii)
8
% annual compound interest calculated from the actual payment date of the original issue price, plus (iii) all accrued but unpaid dividends. The redemption price of the Series Angel preferred share and the Series Angel+ preferred share equals to the original issue price as adjusted for the Share Subdivision, plus
8
% annual simple interest calculated from the actual payment date of the original issue price.
Voting rights
Each Preferred Shareholder is entitled to the number of votes equal to the number of ordinary shares into which such Preferred Shares could be converted at the voting date. Preferred shareholders will vote together with ordinary shareholders, and not as a separate class or series, on all matters put before the shareholders.
Dividend rights
Each preferred shareholder shall be entitled to receive dividends at a rate no less than the rate at which dividends are paid on any ordinary share for each Preferred Shares held by such holders, payable in cash. All accrued but unpaid dividends shall be paid in cash when and as such cash becomes legally available to the holders of the Preferred Shares immediately prior to the closing of a Qualified IPO.
In the event the Company shall declare a dividend or distribution other than in cash, each
p
referred shareholder shall be entitled to a proportionate share of any such distribution as though the holders of the Preferred Shares were holders of the number of ordinary shares into which their Preferred Shares are convertible.
For the years ended December 31, 2019, 2020 and 2021,
no
dividends were declared by the Company’s Board of Directors on the Preferred Shares.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Liquidation rights
In the event of any liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the shareholders shall be distributed in the following manner and order:
Preferred shareholders of Series D+, Series D, Series C1, Series B4, Series
B4-1,
Series B3, Series B2, Series B, Series A+, Series A and Series
Pre-A
shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any previous preferred shares and ordinary shares, the amount equal to the sum of 100% of its original issue price on each preferred share as adjusted for the Share Subdivision, and 8% annual compound interest calculated from the actual payment date of its purchase price for each preferred share as adjusted for the Share Subdivision, plus all dividends accrued or declared but unpaid.
Preferred shareholders of Series Angel+ and Series Angel shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any previous preferred shares and ordinary shares, the amount equal to 100% of the original issue price as adjusted for the Share Subdivision on each preferred share.
The liquidation preference amount will paid to the preferred shareholders in the following order: first to holders of Series D+ preferred shares, second to holders of Series D preferred shares, third to holders of Series C1 preferred shares, forth to holders of Series B4 preferred shares, fifth to holders of Series
B4-1
preferred shares, sixth to holders of Series B3 preferred shares, seventh to holders of Series B2 preferred shares, eighth to holders of Series B preferred shares, ninth to holders of Series A+ preferred shares, tenth to holders of Series A preferred shares, eleventh to holders of Series
Pre-A
preferred shares, twelfth to holders of Series Angel+ preferred shares and lastly to holders of Series Angel preferred shares. After distributing or paying in full the liquidation preference amount to all of the preferred shareholders, the remaining assets of the Company available for distribution, if any, shall be distributed to the holders of ordinary shares and the preferred shareholders on a pro rata basis, based on the number of ordinary shares then held by each shareholder on an as converted basis. If the value of the remaining assets of the Company is less than the aggregate liquidation preference amounts payable to the holders of a particular series of Preferred Shares, then the remaining assets of the Company shall be distributed pro rata amongst the holders of all outstanding Preferred Shares of that series.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Initial measurement and subsequent accounting for Preferred Shares
The Preferred Shares are initially classified as mezzanine equity in the consolidated balance sheets as these Preferred Shares may be redeemed at the options of the holders on or after an agreed upon date outside the sole control of the Group. The holders of the Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares. The Preferred Shares are recognized at their respective fair value at the date of issuance, net of issuance costs. The issuance costs for Series B, Series B2, Series B3, Series B4, Series C1, Series D preferred shares and Series D+ preferred shares were
 RMB5.0 million, RMB3.3 million, RMB9.0 million, RMB9.9 million, RMB19.6 million (US$3.0 million),
RMB39.7

million (US$6.1 million) and
RMB21.3
million (US$3.3 million) respectively. In 2019, the Company received total cash proceeds, net of issuance costs of
RMB961.1 million for the issuance of Series B, Series B2, Series B3 and Series B4 preferred shares. In 2020, the Company received total cash proceeds, net of issuance costs of RMB2,171.3 million from the issuance of Series C1 preferred shares. In 2021, the Company received total cash proceeds, net of issuance costs of RMB6,646.5 million (US$1,043.0 million) from the issuance of Series D and Series D+ preferred shares.
The Group evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”). The conversion option of the Preferred Shares is not bifurcated because the conversion option is clearly and closely related to the host equity instrument. The contingent redemption options of the Preferred Shares are not bifurcated because the underlying ordinary shares are not net settable since the Preferred Shares were neither publicly traded nor readily convertible into cash. There were no other embedded derivatives that are required to be bifurcated.
Beneficial conversion features (“BCF”) exist when the conversion price of the Preferred Shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date of the Preferred Shares. No BCF was recognized for the Preferred Shares as the fair value per ordinary share at the commitment date was less than the respective most favorable conversion price, as adjusted for the Share Subdivision. The Group determined the fair value of the Company’s ordinary shares with the assistance of an independent third-party valuation firm.
The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC
470-20-35-1,
changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No contingent BCF was recognized for any of the Preferred Shares for the years ended December 31, 2019, 2020 ad 2021, respectively.
As the Preferred Shares will become redeemable solely based on the passage of time should the contingent events not occur, the Company chose to recognize the changes in redemption value as they occur over the period from the date of issuance to the earliest redemption date to equal the redemption value of the Preferred Shares at each reporting period. Accretion charges were recorded as an increase to the net loss attributable to ordinary shareholders and were RMB74.6 million, RMB320.3 million and RMB288.4 million (US$45.3 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Modification and Extinguishment of Preferred Shares
Upon the issuance of the Series C1 preferred shares in March 2020, Series D preferred shares in March 2021 and Series D+ preferred shares in May 2021, the redemption term of any previously issued series of preferred shares were modified to be the same as the redemption term of the Series C1, Series D and Series D+ preferred shares. As a result, the earliest redemption date was extended from December 31, 2024 to March 31, 2025 upon issuance of the Series C1 preferred shares, from March 31, 2025 to March 31, 2026 upon issuance of the Series D preferred share and from March 31, 2026 to May 11, 2026 upon issuance of the Series D+ preferred shares, in the event the Company does not complete a Qualified IPO. Further, as part of the Reorganization described in Note 1, the shareholders of Shanghai 100me surrendered their equity interests in Shanghai 100me in exchange for the Company’s redeemable convertible preferred shares in proportion to their ownership interests in Shanghai 100me at a price equal to their original investment principal in Shanghai 100me. The terms of the Company’s redeemable convertible preferred shares equity interests were substantially similar to the terms of the equity interests held by the shareholders of Shanghai 100me.
The Company assessed whether there was a change in fair value of each modification of preferred shares exceeding 10% immediately after the change in terms compared to the fair value of the preferred shares immediately before the amendment at each modification date. A change in fair value exceeding 10% would result in extinguishment accounting, while a change in fair value not exceeding 10% would be considered non-substantive
and subject to modification accounting.
The Company accounts for modifications that result in an increase to the fair value of the modified preferred shares as a deemed dividend reconciling net loss to net loss attributable to ordinary shareholders as there is a transfer of value from the ordinary shareholders to the preferred shareholders. With the assistance of an independent third-party valuation firm, the Company determined that the change in fair value for each modification did not exceed 10% and did not result in any substantial increase to the fair value of the modified preferred shares. Therefore, there was no financial impact recognized for the preferred share modifications in the periods presented.

The Company’s preferred shares activities for the years ended December 31, 2019, 2020 ad 2021, respectively, are summarized below:

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

	Series Angel Preferred Shares		Series Angel+ Preferred Shares		Series Pre-A Preferred Shares		Series A Preferred Shares		Series A+ Preferred Shares		Series B Preferred Shares
(in thousands of RMB and US$, except for number of shares)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	5,910,100	10,800	—	—	8,985,050	47,004	22,096,550	122,088	1,060,200	12,272	17,140,700	277,706
Issuance of Preferred Shares	—	—	—	—	—	—	—	—	—	—	2,332,400	37,159
Re-designation from ordinary shares to Series Angel+ preferred shares	—	—	7,803,400	18,577	—	—	—	—	—	—	—	—
Accretion of Preferred Shares	—	864	—	(37,233)	—	3,760	—	9,767	—	982	—	25,369
Deemed dividend	—	—	—	46,168	—	—	—	—

Balance as of December 31, 2019	5,910,100	11,664	7,803,400	27,512	8,985,050	50,764	22,096,550	131,855	1,060,200	13,254	19,473,100	340,234

Balance as of December 31, 2019	5,910,100	11,664	7,803,400	27,512	8,985,050	50,764	22,096,550	131,855	1,060,200	13,254	19,473,100	340,234
Issuance of Preferred Shares	—	—	465,550	10,967	—	—	—	—	—	—	—	—
Accretion of Preferred Shares	—	736	—	2,207	—	4,032	—	10,482	—	1,054	—	24,185

Balance as of December 31, 2020	5,910,100	12,400	8,268,950	40,686	8,985,050	54,796	22,096,550	142,337	1,060,200	14,308	19,473,100	364,419

Balance as of December 31, 2020	5,910,100	12,400	8,268,950	40,686	8,985,050	54,796	22,096,550	142,337	1,060,200	14,308	19,473,100	364,419
Issuance of Preferred Shares
Accretion of Preferred Shares	—	396	—	1,151	—	2,126	—	5,521	—	555	—	17,949
Automatic conversion of preferred shares to ordinary shares upon IPO	(5,910,100)	(12,796)	(8,268,950)	(41,837)	(8,985,050)	(56,922)	(22,096,550)	(147,858)	(1,060,200)	(14,863)	(19,473,100)	(382,368)

Balance as of December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2021 (US$)		—		—		—		—		—		—

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

	Series B2 Preferred Shares		Series B3 Preferred Shares		Series B4-1 Preferred Shares		Series B4 Preferred Shares		Series C1 Preferred Shares		Series D Preferred Shares		Series D+ Preferred Shares
	(in thousands of RMB and US$, except for number of shares)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance as of December 31, 2018	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Preferred Shares	11,072,800	203,707	28,013,200	737,920	—	—	6,989,700	195,952	—	—	—	—	—	—
Accretion of Preferred Shares	—	16,323	—	45,884	—	—	—	8,842	—	—	—	—	—	—

Balance as of December 31, 2019	11,072,800	220,030	28,013,200	783,804	—	—	6,989,700	204,794	—	—	—	—	—	—

Balance as of December 31, 2019	11,072,800	220,030	28,013,200	783,804	—	—	6,989,700	204,794	—	—	—	—	—	—
Issuance of Preferred Shares	—	—	—	—	7,269,600	259,914	—	—	51,329,600	2,799,817	—	—	—	—
Accretion of Preferred Shares	—	16,109	—	57,341	—	24,171	—	15,697	—	164,287	—	—	—	—

Balance as of December 31, 2020	11,072,800	236,139	28,013,200	841,145	7,269,600	284,085	6,989,700	220,491	51,329,600	2,964,104	—	—	—	—

Balance as of December 31, 2020	11,072,800	236,139	28,013,200	841,145	7,269,600	284,085	6,989,700	220,491	51,329,600	2,964,104	—	—	—	—
Issuance of Preferred Shares	—	—	—	—	—	—	6,989,750	359,832	2,895,100	158,507	49,207,650	4,547,263	21,264,750	2,099,195
Accretion of Preferred Shares	—	11,702	—	39,479	—	3,871	—	(99,577)	—	133,863	—	128,382	—	42,962
Automatic conversion of preferred shares to ordinary shares upon IPO	(11,072,800)	(247,841)	(28,013,200)	(880,624)	(7,269,600)	(287,956)	(13,979,450)	(480,746)	(54,224,700)	(3,256,474)	(49,207,650)	(4,675,645)	(21,264,750)	(2,142,157)

Balance as of December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2021 (US$)		—		—		—		—		—		—		—

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	REDEEMABLE NONCONTROLLING INTERESTS

In December 2021, one of the Group’s subsidiary issued 2,727,273 preferred shares to a third-party investor for total cash consideration of RMB
30
million (US$ 4,708). The subsidiary’s preferred shares could be redeemed by holders at any time after (i) a Qualified IPO of the subsidiary does not occur within 5 years; or (ii) the occurrence of certain events including breach or violation of applicable laws or regulations. The preferred shareholders shall be entitled to receive prior and in preference to any distribution of any of the assets or funds of the Company to the holders of ordinary shares the amount equal to the sum of 100% of its original issue price on each preferred share, and 8% annual compound interest calculated from the actual payment date of its purchase price, plus all declared and accrued but dividends. As the Group does not solely control the redemption event, these preferred shares are accounted for as redeemable noncontrolling interests.
The Group accounts for the changes in accretion to the redemption value in accordance with ASC 480,
Distinguishing Liabilities
from
Equity
. The Group elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests. The operating losses allocated to the redeemable non-controlling interests and the accretion in the redemption value was insignificant for the year ended December 31, 2021
The movement in the carrying value of the redeemable noncontrolling interests is as follows:

	For the years ended December 31,
	2021	2021
	RMB	US$
	(in thousands)
Balance as of December 31, 2020	—	—
Issuance of subsidiary shares	30,000	4,708
Accretion of redeemable noncontrolling interests	—	—

Balance as of December 31, 2021	30,000	4,708

19.	NET LOSS PER SHARE
Basic and diluted net loss per share for the years ended December 31, 2019, 2020 and 2021 are calculated as follows:

	For the years ended December 31,
	2019	2020	2021
	Ordinary shares	Ordinary shares	Class A		Class B
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands, except for number of shares)
Numerator:
Net loss	(1,873,383)	(3,176,914)	(4,628,133)	(726,255)	(1,800,926)	(282,605)
Accretion of redeemable convertible preferred shares	(74,558)	(320,301)	(207,598)	(32,577)	(80,782)	(12,676)
Deemed dividend	(46,168)	—	—	—	—	—

Numerator for computing basic and diluted net loss per share	(1,994,109)	(3,497,215)	(4,835,731)	(758,832)	(1,881,708)	(295,281)

Denominator:
Weighted average number of ordinary shares outstanding	61,446,250	63,690,000	140,170,091	140,170,091	54,543,800	54,543,800

Loss p er s hare (RMB):
Basic and diluted net loss per share:	(32.45)	(54.91)	(34.50)	(5.41)	(34.50)	(5.41)

29,633,200
ordinary shares held by EatBetter Holding Limited as of December 31, 2021 are considered issued but not outstanding (Note 14) and therefore, not included in the calculation of basic and diluted loss per share
.

Following the Share Subdivision as detailed in Note 13, each issued and outstanding ordinary share and redeemable convertible preferred share was subdivided into fifty ordinary shares. The weighted average number of ordinary shares used for the calculation of basic and diluted earnings loss share for the years ended December 31, 2019 and 2020 have been retrospectively adjusted.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	STATUTORY RESERVES
In accordance with China’s Company Laws, an enterprise established in the PRC with foreign investment must make appropriations from their after-tax
profit (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”) to non-distributable
reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax
profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.
Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China have to make appropriations from their after-tax
profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion. The Foreign Investment Law of the PRC (the Foreign Investment Law) and the Regulation on the Implementation of the Foreign Investment Law are effective from January 1, 2020, and the Law of the PRC on Sino-Foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-Foreign Contractual Joint Ventures as well as relevant regulations for the implementation of these laws and specific clauses shall be repealed simultaneously. According to Article 46 of the Regulation on the Implementation of the Foreign Investment Law, the original joint operators and cooperators in pre-existing
foreign-invested enterprises may continue to follow the agreed upon terms in their contract on methods for profit allocation, distribution of surplus property, etc. Enterprises shall determine the applicability of the agreed-upon terms by taking into account of their own circumstances.
The Group did not
make any appropriations to any of its reserve funds for the years ended December 31, 2019, 2020 and 2021, respectively, as all PRC subsidiaries were in accumulated loss position.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	RESTRICTED NET ASSETS
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax
income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion was insignificant as the PRC subsidiaries were in an accumulated loss position. However, as the Group was in a consolidated shareholders’ deficit position, as of December 31, 2020 and 2021, respectively, the Group disclosed the parent company only condensed financial information in Note 24.

22.	COMMITMENTS AND CONTINGENCIES
Litigation and contingencies
The Group and its operations from time to time are, and in the future may be, parties to or targets of lawsuits, claims, investigations, and proceedings, including but not limited to acts of non-compliance
with respect to third-party services and lease contracts, which are handled and defended in the ordinary course of business. The Group may be unable to estimate the reasonably possible loss or a range of reasonably possible losses until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, or the progress of settlement negotiations. The Group accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. The Group expenses legal costs, including those expected to be incurred in connection with a loss contingency, as incurred.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	SUBSEQUENT EVENTS
Subsequent to December 31, 2021, the Group’s operations were impacted by a resurgence of COVID-19 in China. The resulting lockdown policies have forced the Group to temporarily halt operations in selected frontline fulfilment stations and regional processing centers. However, the same policies also have positively affected customer demand in affected areas.
Given the uncertainty of this situation, the related financial impact cannot be reasonably estimated at this time. The Group will continue to be vigilant, maintain flexibility in the operations and proactively manage the impact of COVID-19 to its business operations and financial statements.

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Condensed balance sheets (in thousands)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	551,705	24,500	3,845
Short-term investments	—	700,052	109,853
Amounts due from subsidiaries	—	8,496	1,333
Amounts due from related parties	9,000	—	—
Other current assets	—	1,723	271

Total current assets	560,705	734,771	115,302

TOTAL ASSETS	560,705	734,771	115,302

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Other payables	—	4,133	649
Amounts due to subsidiaries	20,390	2,569	403
Warrant liabilities	108,160	—	—

Total current liabilities	128,550	6,702	1,052
Non-current liabilities
Share of losses in excess of investments in subsidiaries and amounts due from subsidiaries	662,264	—	—
Total non-current liabilities	662,264	—	—

TOTAL LIABILITIES	790,814	6,702	1,052

Mezzanine equity
Redeemable convertible preferred shares	5,174,910	—	—
Shareholders’ (deficit)/equity
Ordinary shares (US$0.000002 par value per share; 24,819,646,300 and nil shares authorized as of December 31, 2020 and 2021, respectively; 64,908,700 and nil shares issued and outstanding as of December 31, 2020 and 2021, respectively)	1	—	—
Class A ordinary shares (US$0.000002 par value per share; nil and 20,000,000,000 shares authorized as of December 31, 2020 and 2021, respectively; nil and 299,797,728 shares issued as of December 31, 2020 and 2021, nil and 270,054,584 shares outstanding as of December 31, 2020 and 2021, respectively)	—	3	1
Class B ordinary shares (US$0.000002 par value per share; nil and 2,500,000,000 shares authorized as of December 31, 2020 and 2021, respectively; nil and 54,543,800 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	—	1	—
Additional paid-in capital	117,298	13,685,062	2,147,485
Treasury stock	—	(7,042)	(1,105)
Accumulated deficit	(5,499,357)	(12,765,713)	(2,003,219)
Accumulated other comprehensive loss	(22,961)	(184,242)	(28,912)

TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(5,405,019)	728,069	114,250

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDER’S (DEFICIT)/EQUITY	560,705	734,771	115,302

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive loss (in thousands)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	375	(142,186)	(271,436)	(42,594)

Total operating expenses	375	(142,186)	(271,436)	(42,594)

Income/(loss) from operations	375	(142,186)	(271,436)	(42,594)

Interest income	24,423	7,699	8,611	1,351
Interest expenses	(39,477)	(21,334)	—	—
Other expenses	—	(29,141)	—	—
Changes in fair value of warrant liabilities	(100,672)	11,450	(44,457)	(6,976)
Share of losses in subsidiarie s	(1,758,032)	(3,003,402)	(6,121,777)	(960,641)

Net loss	(1,873,383)	(3,176,914)	(6,429,059)	(1,008,860)

Accretions of redeemable convertible preferred shares	(74,558)	(320,301)	(288,380)	(45,253)
Deemed dividend	(46,168)	—	—	—

Net loss attributable to ordinary shareholders	(1,994,109)	(3,497,215)	(6,717,439)	(1,054,113)

Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	30,409	(53,370)	(161,281)	(25,308)

Comprehensive loss	(1,842,974)	(3,230,284)	(6,590,340)	(1,034,168)

Accretions of redeemable convertible preferred shares	(74,558)	(320,301)	(288,380)	(45,253)
Deemed dividend	(46,168)	—	—	—

Comprehensive loss attributable to ordinary shareholders	(1,963,700)	(3,550,585)	(6,878,720)	(1,079,421)

Condensed statements of cash flows (in thousands)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	24,414	7,564	(4,066)	(638)
Net cash used in investing activities	(1,663,826)	(1,957,689)	(7,713,202)	(1,210,370)
Net cash generated from financing activities	1,340,157	2,281,673	7,215,688	1,132,299
Effect of exchange rate changes on cash and cash equivalents and restricted cash	20,632	(41,844)	(25,625)	(4,021)

Net (decrease)/increase in cash and cash equivalents	(278,623)	289,704	(527,205)	(82,730)
Cash and cash equivalents at beginning of the year	540,624	262,001	551,705	86,575

Cash and cash equivalents at end of the year	262,001	551,705	24,500	3,845

DINGDONG (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(a) Basis of presentation
Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries.
The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC
323-10
Investment-Equity Method and Joint Ventures
, such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of the subsidiaries’ losses as “Share of losses in subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company’s carrying amount of its investment in subsidiaries for its share of the subsidiaries cumulative losses were reduced to nil and the carrying amount of “Amounts due from subsidiaries” was further adjusted in 2020 and 2021. In 2020, the Company continued to record losses after “Amounts due from subsidiaries” were reduced to nil as the Company is committed to provide financial support to its subsidiaries, resulting in a negative equity method investment which is presented as “Share of losses in excess of investments in subsidiaries and amounts due from subsidiaries” in the condensed balance sheets.
The subsidiaries did not pay any dividends to the Company for the periods presented.
The Company does not have significant commitments or long-term obligations as of the period end other than those presented.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.