Form 20-F
period 2022-12-31
Dingdong (Cayman) Ltd
filed 2023-03-22
CIK 1854545

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from to

Commission file number: 001-40533

Dingdong (Cayman) Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building 1, 56 Fanchang Road

Shanghai, 201201

People’s Republic of China

+86 21-6858-5011

(Address of principal executive offices)

Le Yu, Chief Strategy Officer

Telephone: +86 21-6858-5011

Email: ir@100.me

Building 1, 56 Fanchang Road

Shanghai, 201201

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

299,797,728 Class A ordinary shares (including 153,346 treasury shares held in forms of ADSs by our depositary bank, and 29,701,893 shares held by our ESOP platforms for future exercise of share option awards granted under our share incentive plans), par value US$0.000002 per share, as of December 31, 2022.

54,543,800 Class B ordinary shares, par value US$0.000002 per share, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒Yes ☐No

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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
•
“average order value” refers to a typical amount spent by a customer in each order, which is calculated by dividing total GMV during a given period by the number of orders placed in that period;
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
•
“D-G.A.P.” refers to “Dingdong-Good Agricultural Practices,” a set of good agricultural for production and sustainability designed by the Company, based on global G.A.P. and China G.A.P. standards, with adjustment in accordance with the actual characteristics of existing suppliers in China;
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
•
“SEC” refers to the United States Securities and Exchange Commission.
•
“transacting user” refers to a user account that paid for transactions of products on Dingdong Fresh, our app and mini programs, in a given period, regardless of whether the order is subsequently refunded;
•
“U.S. dollars” or “US$” refers to the legal currency of the United States.

Our reporting currency is the Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on the non-GAAP financial measures, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Measures.”

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

We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers may limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. Moreover, risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, may also result in a material adverse change in our operations and the value of our ADSs. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On May 9, 2022, we were named by the SEC as a Commission-Identified Issuer, following our filing of annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on May 2, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections completely. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China or Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong, and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work. Our ADSs will be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Furthermore, in connection with our historical issuance of securities to foreign investors, under currently effective PRC laws, regulations, and regulatory rules, as of the date of this annual report, we (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to proactively go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been requested to obtain such permissions by any PRC authority.

However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas by and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, and five supporting guidelines, which will come into effect on March 31, 2023. Pursuant to the Trial Administrative Measures, if any issuer completes the overseas’ listing and intends to conduct securities offering in the same market, such issuer shall file with CSRC within three business days after its completion of securities offering. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.” For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to Dingdong (Cayman) Limited by our PRC subsidiaries.

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

Under PRC laws, Dingdong (Cayman) Limited may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2020, 2021 and 2022, the aggregate amount of capital contribution by Dingdong (Cayman) Limited and our intermediate holding companies to our PRC subsidiaries were RMB1,947.6 million, RMB2,951.2 million and RMB3,889.9 million (US$564.0 million), respectively. For the years ended December 31, 2020, 2021 and 2022, the Cayman Islands holding company and our intermediary holding companies provided loans of nil, RMB2,900.4 million and RMB539.1 million (US$78.2 million), respectively, to our PRC subsidiaries, and received loan repayments of nil, RMB333.0 million and RMB3,279.0 million (US$475.4 million), respectively.

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
•
Any failure to maintain food safety and consistent quality could have a material and adverse effect on our brand, business and financial performance.
•
Our expansion into new product offerings or substantial increase in the number of our product offerings may expose us to new and increased challenges and risks.
•
If our expansion into new geographical areas is not successful, our business prospects and results of operations may be materially and adversely affected.
•
We had in the past withdrawn from certain cities due to our shift of strategic focus, which resulted in decline in transacting user number and order volume, and we may continue to do so in the future.
•
Failure to manage our fulfillment infrastructure cost-effectively or any interruption in the operation of the warehouse facilities for an extended period may negatively affect our business, prospects and results of operations.
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
•
If we fail to hire, retain and train qualified employees or sufficient workforce while controlling our labor costs, our business may suffer.
•
Our business may be subject to seasonal sales fluctuations.

•
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
•
The COVID-19 pandemic has had and may continue to have an adverse impact on our business, operations and financial condition.
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work. Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
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

We commenced our commercial operations in 2017 and have a limited operating history. We experienced significant growth since our inception. Our revenues increased from RMB11,335.8 million in 2020 to RMB24,221.2 million (US$3,511.7 million) in 2022, representing a CAGR of 46.2%. Our average order value increased from RMB65.7 in 2020 to RMB74.5 in 2022. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing user spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, decreasing demand for online groceries, and changes in rules, regulations, government policies or general economic conditions. In addition, our growth pace may also be impacted by our strategic shift of focus on sustainable growth. It is difficult to evaluate our prospects as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected, and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

We have incurred net losses in the past and we may continue to incur losses in the future.

Our total revenues grew from RMB11,335.8 million in 2020 to RMB20,121.1 million in 2021 and further grew to RMB24,221.2 million (US$3,511.7 million) in 2022, and our GMV grew from RMB13,032.2 million in 2020 to RMB22,704.1 million in 2021 and further grew to RMB26,247.9 million (US$3,805.6 million) in 2022. However, we recorded net loss of RMB3,176.9 million, RMB6,429.1 million and RMB806.9 million (US$117.0 million) in 2020, 2021 and 2022, respectively, and non-GAAP net loss of RMB3,023.8 million, RMB 6,113.7 million and RMB571.0 million (US$82.8 million) in 2020, 2021 and 2022, respectively. Starting from the third quarter of 2021, we shifted our strategic focus to “efficiency first, with due consideration of scale”, and managed to achieve profitability. Guided by such strategy, we recorded GAAP net profit in the fourth quarter of 2022 for the first time since our inception.

However, we cannot assure you that we will be able to generate net profits in the future. Our ability to achieve and maintain profitability depends in large part on our ability to increase our gross margin by leveraging our product capabilities to manage our product mix and expand our product offerings, and our growth in scale to obtain more favorable terms from our suppliers. Accordingly, we intend to continue to invest for the foreseeable future in enhancement of product capabilities, technology innovation and research and development capabilities to support our sustainable growth. As a result of the foregoing, we may continue to incur losses in the future. In addition, any change in macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner may also affect our ability to achieve profitability, and cause us to incur losses in the future.

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

Increased competition may reduce our pricing power and market share and impact brand recognition, or result in significant losses. When we set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits to compete with us, we may have to lower our own prices or offer additional benefits or risk losing market share, either of which could harm our financial condition and results of operations.

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

The fresh grocery e-commerce market in which we operate has been rapid changing, and user needs and preferences are constantly evolving. As a result, we must continually respond to changes in the market and user demand and preferences to remain competitive, grow our business and maintain our market position. We intend to further diversify our product and service offerings to add to our revenue sources in the future. New products and services, new types of users or new business models may involve risks and challenges we do not currently face. Any new initiatives may require us to devote significant financial and management resources and may not perform as well as we expected. Furthermore, we may have difficulty in anticipating user demand and preferences, and the products offered by us may not be accepted by the market. Therefore, any inability to adapt to these changes may result in a failure to capture new users or retain existing ones, the occurrence of which would materially and adversely affect our business, financial condition and results of operations.

In addition, to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our app and mini programs to provide hassle-free experience for our users. The e-commerce market is characterized by rapid technological evolution, changes in user requirements and preferences, frequent introductions of new features and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete, or not satisfying for users. Our success will depend, in part, on our ability to identify, develop and adapt to new technologies useful in our business, and respond to technological advances and emerging industry standards and practices, in particular with respect to mobile internet, in a cost-effective and timely way, so as to improve user’s satisfaction. We cannot assure you that we will be successful in these efforts.

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
•
provide a superior online shopping experience to users;
•
maintain the popularity, attractiveness, diversity, quality and authenticity of our product offerings;
•
maintain the efficiency, reliability and quality of fulfillment and delivery services to our users;
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

Public perception that tainted, spoiled, counterfeit, unauthorized, illegal, or infringing products are sold on Dingdong Fresh or that we do not provide satisfactory user services, or that we are incapable of sustaining our historical growth, even if factually incorrect or based on isolated incidents or biased complaints, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new users or retain our current users. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our brand, products and services, it may be difficult to maintain and grow our user base, and our business and growth prospects may be materially and adversely affected.

We rely on our suppliers and other business partners to provide quality products and services which are critical to our business. Any changes, interruptions or disruptions of our relationships with them or any interruptions or disruptions of, or negative publicity around, their business may adversely affect our operation.

We source products from third-party suppliers and vendors. We had approximately 2,600 suppliers in 2022. Our suppliers include local farms, cooperatives, brands, regional distributors and manufacturers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing and payment terms and in sufficient quantities. We typically enter into one-year framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, pandemics, natural disasters or other causes. In the event that we are not able to procure products at favorable prices and at sufficient quantities, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant farms or manufacturers to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. Our accounts payable turnover days decreased from 47.3 days in 2020 to 41.3 days in 2021, primarily due to increased scale of reversed factoring arrangements we entered with our suppliers over the years. Our accounts payable turnover days was 43.0 days in 2022 which was relatively stable compared with 2021. Despite our best efforts to have our suppliers paid in time, if we fail to pay our suppliers in a timely manner in accordance with the current payment terms, disputes may arise, and our relationship with our suppliers may deteriorate. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our users, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

Additionally, we also rely on a large number of business partners, such as logistic service providers, lessors of our regional processing centers and frontline fulfillment stations, and labor service companies to provide various services to our customers and ourselves. To the extent they are unable to provide satisfactory services, which may be attributable to events that are beyond our or their control, such as inclement weather or transportation service quality disruptions, our business and reputation may be adversely affected. Claims and negative publicity related to their business, e.g. personal injury, death or property damage resulting from traffic accidents caused by our riders, may result in our liabilities or negatively affect our brand image and reputation among customers and in the local community. As our business partners are not directly managed by us, we cannot assure you that breaches will not occur in the future regardless of the precautionary measures we have taken, and will take, to screen and monitor their performance. If we are unable to effectively address these risks, our brand image, reputation and financial performance may be materially and adversely affected.

Any failure to maintain food safety and consistent quality could have a material and adverse effect on our brand, business and financial performance.

Food safety and quality are critical to our reputation and success. Maintaining high and consistent quality and food safety depends significantly on the effectiveness of our quality control measures and assurance system.

Although we have developed end-to-end quality control procedures through our 7+1 Quality Control Procedure across the entire procurement and fulfillment process, we cannot assure you that we can always identify every quality control issue due to potential flaws, loopholes and bugs of our procedures and human errors, and our efforts to patch up or update our quality control procedures may suffer from delays or failures due to external factors not entirely under our control. In addition, there are inherent limitations in sampling inspection of non-standard products such as fresh produce, seafood, meats, which may not identify all the defects and flaws. Our business growth and development, which result in increased cooperation with an increasing number of suppliers and business partners, evolving and increasingly complex supply chain, and continued digitalization of the fulfillment process all possess the potential to exacerbate the pressure on our quality control procedures, which are in turn required to be perfected in a timely manner. We have detected and remedied several cases of sub-par products being sold on Dingdong Fresh, e.g. excessive pesticide or heavy metal residues. Despite our rectification efforts, we are unable to entirely rule out the possibility that similar incidents will take place again in the future. As the performance, reliability and robustness of our quality control procedures are vital to our success, our reputation may be materially and adversely affected, our market share could decline and we could be subject to product recalls, penalties or liability claims if we encounter disruptions caused by failures in our quality control procedures.

As a result, we may be exposed to product liability claims relating to food tampering, food safety or other related issues. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the retailer of the product. Although we would have legal recourse against the suppliers of such products under PRC laws, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell, which is consistent with the industry norm, according to CIC. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation. We may also experience negative impact on our reputation due to actual or perceived quality or health issues with the food products we sold.

Our expansion into new product offerings or substantial increase in the number of our product offerings may expose us to new and increased challenges and risks.

We have expanded our offerings from fresh produce, meat and seafood to prepared food and other food products such as baked goods, dairy, seasonings, beverage, instant food, oil, and snacks, and we may expand to other offerings in the future. In the future, we will continue to offer new and innovative products to fuel our business growth. Offering new SKUs, and expanding into diverse new products and offerings involves risks and challenges. Our lack of familiarity with new products and lack of relevant experience relating to these new offerings may make it more difficult for us to anticipate user demand and preferences. We may misjudge user demand and the potential profitability of a new product. We may find it more difficult to inspect and control quality and ensure proper handling, storage, and delivery of new products. We may experience higher return rates on new products, user complaints about new products and services, and costly liability claims as a result of selling such products and services, any of which would harm our brand and reputation as well as our results of operations. We may need to adjust our pricing strategies and make additional marketing efforts to gain market share or remain competitive in new categories including offering users category-specific coupons and organizing cross-category promotion events. It may be difficult for us to achieve profitability in the new product or service categories and our profit margin, if any, may be lower than we anticipate or have experienced historically, which would adversely affect our results of operations. We cannot assure you that we will be able to recoup our investments in introducing any new product and service categories.

If our expansion into new geographical areas is not successful, our business prospects and results of operations may be materially and adversely affected.

We have successfully expanded our business to around 30 cities across China as of December 31, 2022. And, as of the date of this annual report, a significant portion of our revenue and GMV was derived from the Yangtze River Delta Megalopolis. We may selectively expand into more markets which we believe have growth potential. Expansion into new geographical areas involves new risks and challenges. Our lack of familiarity with, and relevant transaction data relating to, these geographical areas may make it more difficult for us to keep pace with the evolving consumer demands and preferences. In addition, there may be one or more existing market leaders in any geographical area that we decide to expand into. Such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their deeper data insight and greater brand recognition among consumers. We may need to adjust our pricing strategies and make additional marketing efforts to gain market share or remain competitive in new markets. Furthermore, we cannot assure you that we will be able to lease suitable fulfillment facilities on commercially acceptable terms or at all. Moreover, there may be a lack of demand for fresh grocery, the order density in those smaller, less developed areas may not be sufficient to allow us to operate our own delivery network in a cost-efficient manner and we may need to adjust our pricing strategies to adapt to local economic conditions. Also, the expansion into new geographical areas may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

We had in the past withdrawn from certain cities due to our shift of strategic focus, which resulted in decline in transacting user number and order volume, and we may continue to do so in the future.

Starting from the third quarter of 2021, we shifted our strategic focus to “efficiency first, with due consideration of scale”. Led by such initiative, we had withdrawn from cities which contributed immaterial GMV historically but required substantial investment and efforts to build up a strong market presence and achieve economy of scale. We also closed down certain regional processing centers and frontline fulfillment stations in these cities. This had resulted in increases in certain of our costs and expenses, including among others, (i) penalties we paid to landlord for early termination of leases for our fulfillment facilities, (ii) employee severance payment due to early termination of their employment agreements, and (iii) loss on disposal of property and equipment. Moreover, this also resulted in declines in the number of transacting user and order volume in the short-term, however, we believe that this will enhance our operating efficiency and cost-effectiveness in the longer term. Going forward, we will closely monitor the performance of our existing markets, and may continue to withdraw from cities when necessary to further enhance our operational efficiency, which may negatively impact our performance and reputation.

Failure to manage our fulfillment infrastructure cost-effectively or any interruption in the operation of the warehouse facilities for an extended period may negatively affect our business, prospects and results of operations.

We believe that our fulfillment infrastructure, consisting of strategically located regional processing centers and frontline fulfillment stations, is essential to our success. In the future, to accommodate our growth and development strategy, we may establish regional processing centers and frontline fulfillment stations in new regions, or combine, relocate or close existing ones, to enhance our fulfillment efficiency. As our business grows, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to take on suitable fulfillment facilities on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees for our fulfillment infrastructure. In addition, management of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage the overall fulfillment infrastructure successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage our fulfillment infrastructure cost-effectively, it may not give us the competitive advantage that we expect if improved third-party fulfillment services become widely available at reasonable prices to e-commerce companies in China.

In addition, our ability to process and fulfill orders accurately and provide high quality user service depends on the smooth operation of our regional processing centers and frontline fulfillment grid and their respective facilities. Most of the fulfillment facilities we use are operated by ourselves and staffed by our fulfillment specialists and outsourced workers recruited through third-party vendors. We provide our operating standards under our agreements with third-party vendors and typically renew these agreements on an annual basis. Any decrease in the quality of service offered by these third-party vendors will adversely affect our reputation and business operations. The warehouse facilities may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of such facilities were rendered incapable of operations, then we may be unable to fulfill our orders on a timely basis. For example, business operations at certain of our frontline fulfillment stations had been temporarily disrupted in various ways during the COVID-19 pandemic. For details, please see “— The COVID-19 pandemic has had and may continue to have an adverse impact on our business, operations and financial condition.” Furthermore, a large portion of the products we offer are perishable in nature, or require strict temperature-controlled storage condition. In the event of any interruption or disruption of our storage, processing and fulfillment, we may suffer significant inventory losses. In addition, we may be required to search for and relocate to, alternative properties in case of such damages or if the properties concerned are challenged by third parties or governmental authorities, which would cause interruption to our business. Please also refer to “—The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect our business, financial condition, results of operations, and prospects.” We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our scale and business model require us to manage a large volume of inventory, including perishable fresh groceries, effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our users may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment, and they may not be returnable.

Our inventories increased by 39.1% from RMB386.4 million as of December 31, 2020 to RMB537.5 million as of December 31, 2021, and further increased by 12.5% from RMB537.5 million as of December 31, 2021 to RMB604.9 million (US$87.7 million) as of December 31, 2022. While our inventory turnover days are shorter than those of our peers, as we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition. Furthermore, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

There could be adverse legal, tax, and other consequences if delivery riders or workers at our regional processing centers and frontline fulfillment stations were to be classified as our employees or dispatched employees instead of independent contractors.

We have established business outsourcing relationships with third-party labor service companies for provision of delivery riders and workers at our regional processing centers and frontline fulfillment stations, pursuant to which we pay service fees to third-party labor service companies who, as our independent contractors, shall be responsible for the hire of workers and entry into relevant agreement with those workers accordingly. We believe that our workforce model is consistent with the prevailing practice in the fresh grocery e-commerce industry and recent policies of the State Council of the People’s Republic of China, or the State Council, that promote consumer service businesses and the associated workforce model through flexible regulatory measures. Furthermore, as those workers do not have any contractual relationships with us and get paid from third-party labor service companies, we believe such delivery riders and workers are independent from us. As such, we do not believe that they should be deemed as our employees or dispatched employees under the relevant PRC laws and regulations. As of the date of this annual report, our workforce arrangement had not been investigated or challenged by any government authorities, nor are we aware of any government action contemplated or threatened, and we have not received any material complaints from, or had any material disputes with any parties in respect of such workforce arrangement. However, we had in the past been involved in individual lawsuits brought by third parties to seek compensation from us for injuries caused by delivery riders during their course of services. While third-party labor service companies have purchased insurance policies for the delivery riders, we cannot assure you that such insurance coverage is sufficient to prevent the delivery riders from any loss.

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

The proper functioning of our IT systems is essential to our business. The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to attract and retain users and our ability to maintain and deliver consistent services to our users. However, our technology infrastructure may fail to keep pace with increased sales on Dingdong Fresh, in particular with respect to our new product and service offerings, and therefore our users may experience delays as we seek to source additional capacity, which would adversely affect our results of operations as well as our reputation.

Additionally, we must continue to upgrade and improve our technology infrastructure to support our business growth. However, we cannot assure you that we will be successful in executing these system upgrades, and the failure to do so may impede our growth. We currently rely on cloud services and servers operated by external cloud service providers to store our data, to allow us to analyze a large amount of data simultaneously and to update our user database and profiles quickly. Any interruption or delay in the functionality of these external cloud service and server providers may materially and adversely affect the operations of our business.

We may be unable to monitor and ensure high-quality maintenance and upgrade of our IT systems and infrastructure on a real-time basis, and users have experienced service outages and delays in the past in accessing and using our app and mini programs to place orders. In addition, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, which can put additional online demand at specific times. Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our app and mini programs or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of our product offerings. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website or mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill orders. Any of such occurrences could cause severe disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.

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

A significant challenge to the e-commerce industry is the secure storage of confidential information and its secure transmission over public networks. A majority of the orders and the payments for our products are made through our mobile app. In addition, almost all online payments are settled through third-party online payment services. Maintaining complete security on app and mini programs and systems for the storage and transmission of confidential or private information, such as users’ personal information, payment-related information and transaction information, is essential to maintain consumer confidence in our systems.

We have adopted strict security policies and measures, including encryption technology, to protect our proprietary data and order information. We have not encountered instances of material data breach or unauthorized system intrusion. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold with respect to our users. Such individuals or entities obtaining confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our users may choose to make payment for purchases. Any negative publicity on our safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security or the information security measures of our contracted third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

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
•
addressing concerns related to privacy and safety, security and other factors; and
•
complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

We are required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cybersecurity Law, the PRC Data Security Law and Personal Information Protection Law, to ensure the confidentiality, integrity and availability of the information of our users, members, and suppliers, which is also essential to maintaining their confidence in our services. However, the interpretation and implementation of such laws in China and elsewhere are often uncertain and in flux.

In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which provides that network operators must meet their cybersecurity obligations and must take technical measures and other necessary measures to protect the safety and stability of their networks. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the PRC Cybersecurity Law and related data privacy and protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Privacy.” In addition, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law provides for a data security review procedure for the data processing activities that affect or may affect national security. It also imposes data security obligations on persons and entities conducting data processing activities and requires data processors to take necessary measures to protect data security. Furthermore, on August 20, 2021, the Standing Committee of the National People’s Congress issued the Personal Information Protection Law, which provides the basic regime for personal information protection and sets forth detailed obligations and responsibilities for personal information handlers in their collecting and processing personal information. Although we follow our long-standing policy that is to only access and process users’ personal information that is necessary for, and relevant to provision of our services and we update our privacy policies and practices from time to time for compliance with regulatory developments, we may be required to make further adjustments to our data processing practices as the PRC Data Security Law and PRC Personal Information Protection Law are newly promulgated and the interpretation of many of their specific requirements remain to be clarified by the government authorities or is otherwise subject to uncertainties.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. The activities of third parties, such as our users, suppliers, and other business partners are beyond our control. If any of these parties violate the applicable data privacy and protection and related laws and regulations, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to regulatory actions. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and business partners from using our services and subject us to claims, fines, and damages, which could have a material adverse effect on our business and results of operations.

New laws or regulations concerning data protection, or the interpretation and implementation of existing data security and privacy protection laws or regulations may be announced, published for public consultations, issued, or promulgated from time to time. For example, on December 28, 2021, the Cyberspace Administration of China, or the CAC, together with other PRC governmental authorities, promulgated the Measures for Cybersecurity Review, or the Cybersecurity Measures, which took effect from February 15, 2022. Pursuant to the Cybersecurity Measures, (i) the purchase of network products and services of a critical information infrastructure operator and data processing activities of an online platform operator that affect or may affect national security shall be subject to the cybersecurity review, (ii) particularly, if a critical information infrastructure operator purchases network products and services that affect or may affect national security, or an online platform operator possessing personal information of over one million users and pursues a foreign listing, such operator must apply for cybersecurity review, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine any network products and services, and data processing activities affect or may affect national security. On November 14, 2021, the CAC published the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Regulations. The Draft Cyber Data Regulations provides that data processor conducting the following activities shall apply for conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. As of the date of this annual report, there has been no further clarifications from the authorities as to the standards for determining such activities that “affects or may affect national security.” The period for which the CAC solicited comments on the Draft Cyber Data Regulations ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the Draft Cyber Data Regulations. As of the date of this annual report, the Draft Cyber Data Regulations is still in draft form and has not come into force. New laws or regulations concerning data protection and cyber security, or the interpretation and implementation of such new laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. The introduction of new products or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

We also do not have control over the security measures of our third-party payment service providers, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet security breach were to occur, users concerned about the security of their online payments may become reluctant to purchase our products and services through payment service providers even if the publicized breach did not involve payment systems or methods used by us. If any of the above were to occur and damage our reputation or the perceived security of the payment systems that we use, we may lose users as they may be discouraged from purchasing products or services in our community, which may adversely affect our business and results of operations.

Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the State Administration for Market Regulation and other governmental authorities in charge of the relevant categories of products sold by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. The fresh grocery e-commerce industry is subject to comprehensive government regulations and supervisions, and we are required to hold or apply for various permits, licenses or filings for conducting our business covering various business type, such as hot or cold food production, online operating, food sale or food distribution. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating

to Licenses, Permits, Registrations and Filings.” We have made great efforts to obtain all the applicable permits, licenses or filings, but due to the large number of products sold on our mobile app and our business expansion to other areas, we may not always be able to obtain such permits, licenses or filings in a timely manner.

Under relevant PRC laws and regulations, the address of any warehouse which is established outside the operation place of any of our PRC operating subsidiary shall be specified in the food operating license of such PRC operating subsidiary, or otherwise, such subsidiary may be ordered to rectify, and even subject to warnings and regulatory fines of up to RMB2,000 if fails to rectify as per requested by relevant governmental authority. As of the date of this annual report, not all of the addresses of our regional processing centers and frontline fulfillment stations are currently specified in the relevant food operating licenses. While we are in the process of completing such registration to cover the addresses of all of our regional processing centers and frontline fulfillment stations, we cannot assure you that we can complete such registration in a timely manner or at all due to certain factors that are beyond our control. If the relevant regulators require us to rectify and we fail to do so, we may be subject to regulatory fines of up to RMB2,000 per incidence of violation. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business without the above mentioned approvals, filings, registration and permits. However, we cannot assure you that we will not be subject to any penalties in the future.

As the online retail industry is still evolving in China, new laws and regulations may be adopted from time to time and regulators may interpret existing laws and regulations differently from what they do now to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to online retail businesses. Any of these regulatory actions by the PRC governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business and have a material and adverse effect on our results of operations.

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

In the past, we have invested in or acquired additional businesses that are complementary to our existing business. Provided with suitable opportunities, we may pursue alliances and investment in the future. Any future strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own may divert management from their primary responsibilities and subject us to additional liabilities. In addition, the costs of identifying and consummating investments and acquisitions may be significant. We may also incur costs and experience uncertainties in completing necessary registrations and obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. The costs and duration of integrating newly acquired assets and businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition, results of operations and cash flow.

If we fail to hire, retain and train qualified employees or sufficient workforce while controlling our labor costs, our business may suffer.

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Our future success depends on our ability to attract, retain and train a large number of qualified employees. Our fulfillment infrastructure is labor intensive and requires a substantial number of workers, and these positions tend to have higher than average turnover. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery personnel and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our regional processing centers and frontline fulfillment stations. Because we operate our own fulfillment infrastructure, which requires a large and rapidly growing workforce, our cost structure is more vulnerable to labor costs than that of many of our competitors, which may put us at a competitive disadvantage. If we are unable to attract and retain sufficient and qualified personnel, our business and growth may be materially and adversely affected. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

Our operating metrics and other estimates are subject to inherent challenges in measuring our operating performance, which may harm our reputation.

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

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees, to protect our proprietary rights. We are aware of certain copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, against which we are considering initiating lawsuits, and we may continue to become an attractive target to such attacks in the future because of our brand recognition in the online retail industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

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

We adopted a series of equity incentive plans to attract and retain key personnel and employees. In 2020, 2021 and 2022, we recorded share-based compensation expenses of RMB153.1 million, RMB315.4 million and RMB235.9 million (US$34.2 million), respectively. Competition for highly skilled personnel is often intense and we may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Our business may be subject to seasonal sales fluctuations.

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. We have experienced seasonal fluctuations in customer purchases in our business. For example, we typically experience higher user traffic and more purchase orders during the summer holidays as families tend to cook more often for children at home during their school break and lower traffic during the Chinese New Year, as some of our users would return to their hometowns where our services currently not cover.

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

Currently, all of our sales of products are generated online through Dingdong Fresh, our mobile app and mini-programs. Therefore, the satisfactory performance, reliability and availability of our mobile platform are critical to our success and our ability to attract and retain users. Our business depends on the performance and reliability of the internet infrastructure in China. The reliability and availability of our mobile platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our users could be adversely affected. Access to internet in China is maintained through state-owned telecommunications carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give users access to our mobile platform. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our mobile platform. Service interruptions prevent users from accessing our mobile platform and placing orders, and frequent interruptions could frustrate users and discourage them from attempting to place orders, which could cause us to lose users and harm our operating results.

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

We are subject to risks in relation to actions taken by us, our employees, affiliates and business partners such as suppliers, labor service companies and logistic service providers that constitute violations of the anti-corruption laws and regulations. While we have adopted anti-corruption policies and strict internal procedures to ensure compliance with relevant laws and regulations, these policies may not be followed at all times, and they may not effectively detect and prevent all violations by us or our employees, affiliates or business partners. If we, our employees, affiliates and business partners violate related laws, rules or regulations or our policies, we could be subject to fines and/or other penalties and our reputation, corporate image and business operations may be materially and adversely affected. Actions by PRC regulatory authorities or the courts to provide an interpretation of PRC laws and regulations that differs from our interpretation or to adopt additional anti-bribery or anti-corruption related regulations could also require us to make changes to our operations. If we are unable to effectively address these risks, fail to comply with these measures, or become the target of any negative publicity as a result of actions taken by us, our employees, affiliates and business partners, our brand image, reputation and financial performance may be materially and adversely affected.

We may be subject to legal, regulatory and/or administrative proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business and results of operations.

We have been and in the future may be subject to regulatory actions, litigations, penalties, disputes or claims of various types brought by relevant regulatory authorities or our competitors, users, employees, delivery riders, suppliers, landlords or other third parties against us in the ordinary course of our business. Such regulatory actions, disputes, allegations, complaints, or legal claims or proceedings may damage our reputation, evolve into litigations or otherwise have a material adverse impact on our reputation and business. For example, third parties could assert legal claims against us alleging product quality issues, traffic accidents involving our riders, labor disputes, supply contract disputes, and lease disputes, and others, where we could be held liable. We have in the past received claims alleging our infringement of third parties’ rights, and as of the date of this annual report we are not subject to any material pending claims arising from our ordinary course of business. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. The outcomes of the actions instituted against us may not be favorable to us. Any of these events could generate negative publicity that significantly harms our reputation, and have a material and adverse effect on our business, results of operations or financial condition.

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

On February 7, 2021, Anti-Monopoly Guide of the Anti-monopoly Commission of the State Council for the Platform Economy Sector, or the Guide, was officially issued and became effective. The Guide provides operational standards and guidelines to be applied in identifying certain monopolistic acts of internet platforms which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products. In addition, internet platforms’ compulsory collection of unnecessary user data may be viewed as abuse of dominant market position that may have the effect to eliminate or restrict competition. As the Guide is relatively new, uncertainties exist with respect to its interpretation and implementation. The enactment of the Guide may significantly change the competitive landscape of overall e-commerce industry, which may have adverse effect on our business operation.

If we fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, meet our reporting obligations or prevent fraud.

As a public company in the United States, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2022 and requires our auditor to attest to, and report on, the assessment made by our management.

In connection with the preparation of this annual report, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this assessment and evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. Our independent registered public accounting firm has issued an attestation report as of December 31, 2022. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could prevent us from identifying fraud and result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect our business, financial condition, results of operations, and prospects.

We lease premises in China in various locations for our regional processing centers, frontline fulfillment stations, and offices. With respect to our leased premises, some lessors do not possess or have not provided us with property ownership certificates or other documents evidencing their rights to lease such premises to us, have other restrictions on their ownership or the usage of the properties, or have not completed required registrations. If our lessors’ right to lease premises is successfully challenged by any third party or governmental authority, we may be required to relocate the concerned properties. Therefore, we cannot assure you that we will not be subject to any challenges, lawsuits, or other actions taken against us with respect to our leased premises. In addition, as of the date of this annual report, the fits-outs of some of our regional processing center and frontline fulfillment stations currently in use have not yet completed the required filings with the applicable government authorities in accordance with local regulations and policies. While we are in the process of completing such fire-control filing, we cannot control whether our lessors have completed or would cooperate with us to complete the required fire-control filings, or whether we would be able to complete such fire control filing in a timely manner or at all. PRC laws and regulations provide various requirements with respect to fire safety in China, however, detailed measures and requirements vary materially among different regions and are still evolving, and the application of such measures and requirements are subject to the discretion of the local regulators and have significant uncertainties across various cities in China. If our lessors fail to cooperate with us to complete the required filings, or the filings are otherwise not completed, we may be subject to fines or other penalties.

We have not registered a large portion of our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, all lease agreements are required to be registered and filed with the relevant government authority. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the relevant government authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe after receiving the notice from the relevant PRC government authorities. As of the date of this annual report, we have not been ordered by relevant government authorities to register our lease agreements or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for failure of registering our lease agreements. Although we have proactively requested that applicable lessors to complete or cooperate with us to complete the registration in a timely manner, we are unable to control whether and when such lessors will do so and therefore we cannot assure you that we will complete registration of our lease agreements in a timely manner or at all. In the event that a fine is imposed on both the lessor and lessee, and if we are unable to recover from the lessor any fine paid by us, such fine will be borne by us.

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

The COVID-19 pandemic has had and may continue to have an adverse impact on our business, operations and financial condition.

Our operations were adversely affected by the COVID-19 pandemic. In 2022, there had been resurgences of COVID-19 outbreaks across China due to the Delta and Omicron variants. As a result, the Chinese government implemented a series of measures to contain the further spread of COVID-19. The city-wide containment measures implemented by local governments from time to time strained our supply chain, fulfillment efficiency, and production. For example, since mid-March to the end of May 2022, Shanghai government had implemented a series measures to contain the spread of Omicron variant, including among others, encouraging residents to stay at home and temporarily suspending public transport, and partially suspending intra- and inter-city logistics. The suspension of intra- and inter-city logistics disrupted the delivery of our products from our suppliers to regional processing centers and to frontline fulfillment stations. Additionally, some of our regional processing centers and frontline fulfillment stations were requested by local authorities to suspend operations from time to time, which typically lasted one to two weeks. In April and May 2022, approximately 20% to 40% of our frontline fulfillment stations in Shanghai were intermittently closed. In mid-June 2022, substantially all of our frontline fulfillment stations in Shanghai resumed operation, and in early July 2022, all of our regional processing centers and frontline fulfillment stations had fully recovered from the COVID-19 related disruptions. Moreover, our delivery speed across the city became uncertain or was largely delayed, due to exponential surge of orders and factors beyond our control. Furthermore, in April and May 2022, four of our Dingdong production plants were requested by local governments to suspend operations for a duration of days to months, all of which resumed operations in June 2022. All of the above to some extent had adversely affected our abilities to serve our users, which may negatively impact our users’ shopping experience with us and harm their satisfaction. Therefore, our abilities to attract new users or retain existing ones may have been adversely affected.

In response to the outbreak of COVID-19, we have also taken a series of measures, including among others, remote working arrangements for some of our employees. These measures temporarily affected the capacity and efficiency of our operations. In addition, we provided our riders and fulfillment workers with masks, hand sanitizers and other protective equipment immediately after the outbreak. Starting from 2022, we arranged COVID-19 mass testing for our employees and delivery riders from time to time as requested by local governments. All of these increased and may continue to increase costs and expenses of our operations. Furthermore, our business operations could be disrupted if any of our employees contracts or is suspected of contracting COVID-19, since our employees could be subject to contact tracing and quarantined, and/or our offices could be shut down for quarantine control. In response to the disruption to our Dingdong production plants, we temporarily increased the portion of private label products manufactured by third parties to ensure sufficient supply to our users. In December 2022, Chinese government eased its dynamic zero-COVID policy and lifted most of COVID-19 related restrictions, which led to a surging wave of infections across the country. As a result, many of our delivery riders and workers in the regional processing centers and frontline fulfillment stations contracted COVID-19, which had led to a temporary shortage of fulfillment capacity. However, with our delivery riders and workers recovered from infections, our front-line fulfillment soon returned to normal.

While the COVID-19 pandemic adversely impacted our business operation, it has accelerated an ongoing trend of consumers shifting away from traditional retail towards online channels, which has benefited e-commerce players, including us. We have seen increasing user acceptance of online grocery shopping during the pandemic, and it is expected that such trend will last after the pandemic ends. This positively affected both of our total number of orders and average order value. In 2022, in places where local governments implemented measures to contain the spread of the variant, including encouraging people to stay at home, we experienced growth in both order volume and average order value, which had driven our business growth. However, due to the non-recurring nature of the COVID-19 pandemic, the circumstances that have accelerated the growth of e-commerce transactions may not continue in the future once the impact of the COVID-19 pandemic tapers. We cannot assure you that as China and world economies re-open after the end of pandemic, consumers’ demand for online products will remain at the level of where it was during the pandemic, or consumers’ buying behaviors will continue to shift from offline to online.

The extent to which COVID-19 impacts our results of operations will depend on the future developments of the outbreak, including the frequency, duration of the outbreak, the appearance of new variants with different characteristics, the unpredictability of declining population immunity to result in resurgence of cases, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

We face risks related to natural disasters, health epidemics and other outbreaks.

Our operation could be severely disrupted if our suppliers, users or business partners were affected by natural disasters or health epidemics. Our business could be adversely affected by the effects of epidemics, including avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. We are also vulnerable to natural disasters and other calamities. If any such disaster were to occur in the future affecting Beijing, Shanghai, Shenzhen, Nanjing, or any other city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, users or business partners were affected by such natural disasters or health epidemics.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work. Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB had been historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections.

The HFCA Act, which was signed into law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China or Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements, and moreover, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. On May 9, 2022, we were named by the SEC as a Commission-Identified Issuer, following our filing of annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on May 2, 2022. In accordance with the HFCA Act, our shares and ADSs would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair the investors’ ability to sell or purchase our ADSs when the investors wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

On February 17, 2023, CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five ancillary guidelines, or the Trial Administrative Measures, which will come into effect on March 31, 2023. The Trial Administrative Measures stipulate that, PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to complete the filing procedure with the CSRC. If any issuer completes the overseas listing and intends to conduct securities offering in the same market, such issuer shall file with CSRC within three business days after its completion of securities offering. Furthermore, any issuer shall report relevant information to CSRC within three business days from public the announcement in any of the following circumstances: (i) any change of control, (ii) subject to any investigation or penalty by overseas securities regulatory or relevant governmental authorities, (iii) any change of listing status or listing board, or (iv) voluntarily or being forced to terminate the listing. Any violation of the Trial Administrative Measures may subject the PRC domestic company, its person-in-charge, controlling shareholder(s) and actual controller(s), to warnings and penalties.

Since the Opinion, the Cybersecurity Measures and Trial Administrative Measures were recently issued and remained unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. If we are required to obtain any approval or completing any filing from CSRC, CAC or other regulatory agencies for our future offshore offerings or listing in another overseas securities market, we may be unable to obtain such approvals or filings in a timely manner, or at all, and such approvals or filings may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

We are required to hold a number of licenses and permits for our business operation, including food operating permit and we are in the process of applying for additional licenses to cover other aspects of our business, the approval of which cannot be guaranteed. Furthermore, as we offer and plan to continue to offer content in various formats, including certain video and live streaming content on our Dingdong Fresh, our content offerings may be considered as online transmission of audio and video programs, if the PRC regulatory authorities deem that we are not in compliance with the relevant legal requirements to hold a valid audio-visual permit or other registration or filing to cover the video and live streaming content, we may be subject to fines, penalties, and/or orders to cease offering video and live streaming content, shut down website or revoke licenses, which may materially and adversely affect our business, financial condition, and results of operations.

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

Enterprises that qualify as small-scale enterprises with minimal profits (“SSE”) are eligible for a preferential enterprise income tax rate of 20%. A number of our PRC operating subsidiaries are qualified as SSE and thus entitled to enjoy a preferential tax rate of 20% in 2020, 2021 and 2022. If such subsidiaries fail to maintain its qualification as SSE under the relevant PRC laws and regulations, the applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition.

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

Few hedging options are available in China to reduce our exposure to exchange rate fluctuations. We have only engaged in limited hedging activities in 2022, in connection with our obligations under our syndicated loan. While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

Companies operating in China are required to participate in various employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where the businesses are operated. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We had not made full contribution to the social insurance and housing funds for a small number of our employees as required by applicable PRC laws and regulations in the past, and we have recorded accruals for estimated underpaid amounts in our financial statements. In addition, we are required by PRC laws and regulations to comply with labor laws and regulations, including obtaining approvals for flexible working hour and comprehensive working hour systems. If the relevant PRC authorities determine that we shall make supplemental contributions, that we are not in compliance with labor laws and regulations, or that we fail to obtain any approval, license, registration or filing as required under relevant labor laws and regulations or become subject to fines or other legal sanctions, such as order of timely rectification, our business, financial condition and results of operations may be adversely affected.

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

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Please see “– We and certain of our directors and officers have been named as defendants in a shareholder class action lawsuit in the U.S., which could have a material adverse impact on our business, results of operation, and reputation.” Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We and certain of our directors and officers have been named as defendants in a shareholder class action lawsuit in the U.S., which could have a material adverse impact on our business, results of operation, and reputation.

A shareholder class action lawsuit has been filed against us and certain of our directors and officers in the U.S. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuit, if it proceeds. We anticipate that we will continue to be a target for lawsuits in the future, including class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, results of operation, and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 20 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the Class A ordinary shares.

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

As of December 31, 2022, Mr. Changlin Liang, our chief executive officer and chairman of the board, beneficially owned 54,543,800 Class B ordinary shares. Mr. Changlin Liang beneficially owned approximately 26.1% of our total issued and outstanding share capital and 81.2% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, the registers of mortgages and charges of such companies, and the list of current directors of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

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

We are a “controlled company” within the meaning of the NYSE Listed Company Manual, because our founder and Chief Executive Officer, Mr. Changlin Liang, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, the New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange listing standards. Currently, we elect to rely on home country practices to be exempted from the corporate governance requirements to (i) have a majority of independent directors, (ii) have a minimum of three members at our audit committee, (iii) have a nominating committee composed entirely of independent directors, and (iv) have a compensation committee composed entirely of independent directors. Our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the New York Stock Exchange listing standards.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers, and such information will not be required to be reviewed by an independent registered public accounting firm. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

If we are a passive foreign investment company for U.S. federal income tax purposes for any taxable year, United States Holders of our ADSs or Class A ordinary shares could be subject to adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (a) 75% or more of our gross income for such year consists of certain “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (b) 50% or more of the value of our assets (generally determined based on an average of the quarterly value of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization and the nature and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022, although there can be no assurances in this regard. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Service (“IRS”) will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

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

We may continue to incur increased costs as a result of being a public company.

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

We maintain our principal executive offices at Building 1, 56 Fanchang Road, Shanghai, People’s Republic of China, 201201. Our telephone number at that address is +86 21-6858-5011.

B. Business Overview

Overview

We are a leading fresh grocery e-commerce company in China with sustainable growth. We directly provide users and households with fresh groceries, prepared food and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. We aim to be the Chinese families’ first choice for food shopping. With fresh groceries as our core product categories, we have successfully expanded to prepared food and other food products and grown into a leading online food shopping destination for Chinese consumers. In particular, leveraging our insights in consumers’ evolving needs and strong food innovation capabilities, we successfully launched a series of private label products spanning across a variety of food categories. As of the date of this annual report, our private label products are primarily produced in our self-operated production plants, and by selected third-party manufacturers who are required to strictly follow our food recipes and production protocols. Our Dingdong production plants are installed with advanced facilities and highly automated production lines. Our production adheres to scientific production procedures and safety standards, which allows us to exert rigorous end-to-end quality control and offer safe and quality food products to our users. Furthermore, in addition to providing our users with high-quality products and superior user experience, we also endeavored to modernize China’s traditional agricultural supply chain through standardization and digitalization, empowering upstream farms, cooperatives and other suppliers to make their production more efficient and tailored to actual demand.

We understand that being close to users is a key to our success as a fresh grocery e-commerce company. We were one of the pioneers in using a frontline fulfillment grid model to efficiently achieve last-mile delivery of fresh groceries. In addition, we have digitalized all of our core operations, building a suite of supply chain solutions to assure end-to-end quality control, which allows us to continually optimize operating efficiency while providing users with the best products for value. We have streamlined our supply chain by cutting out intermediaries and exerting strict end-to-end quality control through our 7+1 Quality Control Procedure, across the entire procurement and fulfillment process. The core capabilities that we have accumulated since our inception in 2017 laid the foundation for our long-term sustainable growth.

As a result, we have achieved significant scale in our business, and accumulated a massive and highly active user base. Our GMV increased from RMB13,032.2 million in 2020 to RMB22,704.1 million in 2021, and further to RMB26,247.9 million in 2022. Starting from the third quarter of 2021, we strategically shifted our focus to “efficiency first with due consideration of scale”, aiming to achieve profitability to maximize our investors’ interests in us. Ever since our strategic shift, we have been focusing on further strengthening our product competitiveness while optimizing our fulfillment network, so as to increase user stickiness and secure their loyalty with us. In 2022, we strategically withdrew from some cities with immaterial GMV contribution historically but required substantial investment and time to build up a strong market presence and achieve economy of scale. This resulted in slight declines in transacting user number and order volume in the short-term. However, we believe that this will enhance our operating efficiency and cost-effectiveness in the longer term. As a result of such strategic shift, our ramp up in unit economics for new markets has continuously accelerated. Our revenues grew from RMB11,335.8 million in 2020 to RMB20,121.1 million in 2021 and further to RMB24,221.2 million (US$3,511.7 million) in 2022, representing a CAGR of 46.2%. Meanwhile, our average order value increased from RMB65.7 in 2020 to RMB74.5 in 2022. In addition, we gradually narrowed our net loss, and recorded net loss of RMB3,176.9 million, RMB6,429.1 million, and RMB806.9 million (US$117.0 million) in 2020, 2021 and 2022, respectively.

Competitive Product Offering

Product competitiveness is a fundamental driver of our business. Our ability to continually develop new food products, improve in-house production, and penetrate deeper into upstream procurement help us stay ahead of the competition.

Product Variety

We offer a wide range of products, including fresh groceries, prepared food, and other food products. The number of SKUs available on Dingdong Fresh reached over 24,000 in 2022. We entered the industry with fresh groceries, including vegetables, meat and eggs, fruits, and seafood, as our initial focal point, a segment known for high-frequency orders and relatively difficult procurement and fulfillment operations. Users, initially attracted to Dingdong Fresh because of the fresh groceries we offer, usually expand to other categories such as prepared food.

Prepared food refers to food that is washed, sliced, peeled, mixed or processed, and later packaged and preserved in different ways which are ready for consumption or can be consumed by customers by simple cooking. Dependent upon the degree of processing and ease of consumption, prepared food can be further categorized into ready-to-eat food, ready-to-heat food, ready-to-cook food, and ready-to-mix food. The fast-paced lifestyles of younger generation and growing preference for healthier and higher quality products have significantly boosted the popularity of prepared food which saves time, requires fewer efforts for cooking and is easy to handle and store. To tap into the new consumer trends among young families, over 4,000 SKUs of prepared food were available on Dingdong Fresh in 2022. Leveraging our superior supply chain management capabilities, advanced cold-chain logistics capabilities, and stringent quality control measures, we were able to incubate and source a variety of more innovative, fresher and healthier prepared food.

We also offer baked goods, dairy, seasonings, beverage, instant food, oil, and snacks, aiming to provide our users with a wide range of options to choose from.

Food Innovation

We believe that product development is the lifeblood of a company. We place significant emphasis on food innovation. In order to meet the increasing customer needs for diverse quality products for various dining scenarios, and leveraging our strong product development capabilities, we have successfully launched a series of private label products, particularly focusing on prepared food, rice and noodles, fresh groceries, and baked goods. Up to the date of this annual report, we had successfully launched a total of more than 20 private labels covering around 2,200 SKUs. Some of our signature private labels include Dingdong Damanguan Hotpot, Boxing Crayfish, Cai Chang Qing, Bao’s Bakery, Good Craftsman Noodles, and You Dou Zhi. Since our launch of private label products in July 2020, we have seen an upward trend in the percentage that our private label products take among all the products that we sell. Private label products contributed over 16% of our total GMV in 2022.

Furthermore, since the start of the COVID-19 pandemic, we have witnessed significant changes in eating behaviors as individuals have reassessed their attitudes towards health and diet. As such, the demand for nutritional and functional foods – foods with improved nutritional qualities that deliver health benefits – is growing. To cater to such increasing demand, we aim to develop and launch new private label products that are not only delicious, but are with zero-additive, low-carb, low-sodium or low-GI.

Production

To better control product quality and achieve optimal production level, as of the date of this annual report, our private label products are primarily produced in our self-operated production plants, and by selected third-party manufacturers who are required to strictly follow our food recipes and production protocols.

Dingdong Production Plants

We believe that running our production lines ensures a strong control over quality and costs, which enables us to offer users higher quality and safer products with competitive pricing. These unique in-house production capabilities allow us to rapidly develop and commercialize new and innovative food products that increase the value we provide to our customers.

We started our in-house production in July 2020, and as of December 31, 2022, we operated a total of 13 production plants in China, primarily for fresh meat processing, and production of prepared food, noodles, pastas and dumplings, and bean-based products. All of our production plants are installed with advanced production facilities. In particular, our Songjiang pasta and dumpling production plant, located in Shanghai, is accredited with IFS certification, making it one of the few factories in China receiving this certification. In addition, we implemented advanced and scientific production procedures in our Dingdong production plants to ensure that all products meet high quality and safety standards, which makes us a trust-worthy brand to consumers.

We normally cooperate with selected vendors to set up our Dingdong production plants for private label products, under which vendors rent plants and/or equipment to us, while we are responsible for the procurement of raw materials, and management of production lines.

Cooperation with Third Party Manufacturers

In addition to in-house production, we also engage reliable third-party manufacturers to produce products who strictly follow our in-house developed recipes and instructions. Starting from 2022, due to COVID-19 containment measures imposed on some of our production plants, we increased our procurement of private label products manufactured by third-party manufacturers. Our prompt response during the pandemic broadened the supply channels of our private label products, which in turn ensured the stable supplies to our users and resulted in the growth of GMV contributed by private label products.

We believe the quality of our manufacturers is crucial to the quality of our products. We require our cooperative manufacturers to be accredited with HACCP certification, or Hazard Analysis Critical Control Point, a comprehensive food safety management system. We carefully select manufacturers through a stringent selection process. Our selection criteria include, among other things, the legal and regulatory qualifications of their factories or plants, quality and inspection results, production capacity, price and the overall management and quality of operations. We conduct detailed due diligence, including inspecting samples and the manufacturers’ facilities, before entering into cooperation agreements.

Product Quality Assurance

Our commitment to product quality is uncompromising. We have digitalized all of our core operations, building a full suite supply chain solutions to assure end-to-end quality control, which allows us to continuously optimize operating efficiency while providing users with the best products for value. We have streamlined the farm-to-home supply chain by cutting out intermediaries and guaranteeing strict end-to-end quality control through our 7+1 Quality Control Procedure, across the entire procurement and fulfillment process. Our 7+1 Quality Control Procedure comprises (i) production environment, (ii) farming, (iii) harvesting, (iv) transportation, (v) regional processing center, (vi) frontline fulfillment station (vii) home delivery, and (viii) feedback and customer services. We have a dedicated quality control team with core team members having working experience in leading quality control institutions or retail companies such as GFSI, CERES, Wal-Mart and Auchan. In addition, we have long-term cooperation with leading third-party quality control institutions to help us improve our operational standards in quality control.

Procurement

We sourced fresh groceries, prepared food and other food products from approximately 2,600 suppliers in 2022.

Procurement of Fresh Groceries

Direct Source Procurement

In 2022, over 9,000 SKUs of fresh groceries were available on Dingdong Fresh. In order to provide quality fresh groceries on a daily basis, we have established direct relationships with our suppliers from the source of origin. Given the current spread for different agricultural products in China, suppliers for fresh groceries are scattered widely across the country. However, in order to provide quality fresh groceries on a daily basis, we pride ourselves in procuring fresh groceries directly from the sources of origin by establishing direct relationships with local farms or cooperatives. In 2022, direct source procurement accounted for approximately 80% of total procurement costs in the same period.

Highly fragmented suppliers base calls for higher requirement for supplier selection, management and coordination. We select suppliers on the basis of their quality, reliability, logistics capabilities, productivity, food safety assurance and pricing. They must be able to meet our demands for timely supply of fresh and safe products. We perform background checks on our suppliers and the products they provide before we enter into any agreement. We examine their business licenses and the qualification certificates for their products, check their brand recognition and conduct background investigations into their cooperation history and partners. We also conduct on-site visits to assess and verify their farming locations, business scale, management experience, production capacity, logistics capabilities, and quality control system. As food safety is our top priority, our suppliers are required to be outfitted with applicable facilities, equipment and personnel to inspect pesticide residue and to be able to regularly conduct testing and generate quality reports for their products. In addition, we also require our suppliers to have complete and flexible logistics capabilities, including cold chain logistics, to ensure a sustainable and timely supply of our fresh groceries.

Order-based Production

To better ensure the quality and steady supplies of our products, we have been working closely with our upstream suppliers, such as farms and cooperatives, to seamlessly integrate their operations with ours. We offer them not only large order flows but also our best accurate projections of orders so that they can perform order-based production. Leveraging our big data algorithms and rich industry experience, we can make general predictions on market demand days, months or even a year ahead depending on the variety and nature of the products, then source a portion of that demand from our upstream farms based on our estimation of orders for specific varieties. In this regard, it is mutually understood between us and our suppliers that the actual procurement amount may deviate from the predictions due to various factors that are beyond either parties’ control, including among others, climate impacts on yields of certain products, product quality, unpredictable demand volatility and corresponding price fluctuations. In particular, the outbreak of COVID-19 pandemic has largely disrupted the production plans of our suppliers as well as the normal consumer demands for certain products, which in turn impacted our procurement agenda.

Under order-based production model, we prioritize product varieties with high food safety standards, large and stable demand, and high and volatile prices. Once the varieties are determined, we communicate with candidate farms and have agricultural experts meet with them to understand the farms’ product types, business scale, management team, operation status, qualifications and certifications. Upon our decision that a farm meets our basic requirements, we then conduct on-site visit and interviews with their management team to gauge their interest and competence in meeting our stringent standards. If the farms are shortlisted, we will then proceed with the necessary filings and business negotiations regarding specific SKUs that we are interested in and pricing so that we can enter into an agreement and commence order-based production.

We require all farms and cooperatives for order-based production to implement scientific production standards, such as our proprietary “D-G.A.P”. We encourage compliance with D-G.A.P by rewarding those with high passing grades. Although farms and cooperatives may incur certain additional costs by adopting higher standard agriculture procedures and facilities, hiring qualified agricultural technicians and paying fees for third-party accreditation and inspection, most of the farms we collaborate with are willing to comply with our D-G.A.P requirements, as order-based production allows them to reduce unnecessary wastes in production and secure stable sales. Our close collaboration and frequent engagement with our suppliers secure a reliable supply of high-quality products and continuously strengthen our bargaining power and procurement cost advantages.

Procurement of Prepared food and Other Food Products

In 2022, over 13,000 SKUs of prepared food and other food products were available on our Dingdong Fresh. As our expansion to prepared food and other food products such as baked goods, dairy, seasonings, beverage, instant food, oil, and snacks, and have met widespread success, particularly among young consumers, we will increasingly focus on exploring new product categories to meet emerging and evolving consumption needs. Certain prepared food we offer on Dingdong Fresh are our private label products which are produced by ourselves. We also procure prepared food and other food products directly from other brand owners or distributors.

We have implemented a stringent selection process for suppliers of prepared food and other food products. We conduct a holistic review of a candidate’s production and distribution status, operation and financial conditions, product competitiveness, brand recognition, delivery and logistics capabilities, management adequacy, competition landscape, pricing strategy and customer service capabilities. By cooperating with our suppliers, we formulate key performance targets, including sales, gross profit and jointly develop implementation plans, including sales promotion strategies, so that both parties can work together and achieve growth.

Reliable On-Demand Fulfillment

We deliver a satisfying user experience by fulfilling orders quickly and accurately. To this end, we have built our fulfillment infrastructure in selected cities for the prompt receipt, storage and delivery of our products. Our fulfillment infrastructure primarily consists of regional processing centers, frontline fulfillment grid and a last-mile delivery network. We operated around 60 regional processing centers in China, as of December 31, 2022, to sort, package, label and store raw products prior to being distributed to frontline fulfillment stations. We had located around 1,100 frontline fulfillment stations in around 30 cities as of December 31, 2022, serving our users across the country. We manage our fulfillment network by regional clusters, where supply chain and management resources of cities in close proximity can complement each other.

Our suppliers, pursuant to supply agreements, are required to deliver the products to our designated places, normally our regional processing centers, and shall bear any related logistic costs. Upon arrival of our regional processing centers, each product is inspected, sorted, packaged, labelled, standardized, informatized and later stored in accordance with our internal requirements before they are dispatched to frontline fulfillment stations. When our frontline fulfillment stations replenish their stock, the third-party logistics companies engaged by us will then transport products from regional processing centers to frontline fulfillment stations by trucks, based on the routes generated and planned by our intelligent vehicle planning system and in accordance with our transporting requirements. During the transport, the third-party logistics companies bear the risk of food attrition caused by them. When a user places an order and confirms a delivery address, our system automatically designates the user’s order to the nearest frontline fulfillment station, processes the order automatically and generates instructions for packaging and pickup. According to the user’s preferred delivery time, our intelligent dispatching system estimates the time when the ordered products to be packaged to ensure freshness and instructs our frontline packing staff accordingly. After the order is packaged, our system assigns the order to the most suitable delivery rider based on our dispatch algorithms. The designated delivery rider then picks up the order based on system instructions and delivers the order to the user. Our users can track the delivery status of their orders through Dingdong Fresh.

Regional Processing Centers

Aided by our warehouse management system and automated equipment, our regional processing centers support our frontline fulfillment grid by sorting, packaging, labeling and storing raw products prior to fulfillment, turning them to standardized products before they are dispatched to frontline fulfillment stations.

Informatization and Standardization. Fresh groceries vary significantly from batch to batch and are highly non-standard in terms of their appearances, shape, weight and even quality. Therefore, it is crucial for us to standardize and informatize fresh groceries for better online shopping experience. Upon arrival at our regional processing centers, each product is fully inspected and automatically assigned to automatic packaging or semiautomatic packaging lines, based on their natures, appearances, and attributes. After the fresh groceries are packaged, we affix a bar code on each standardized product, with detailed information, including among others, product name, product weight, date of production, date of packaging, place of origin, name of the supplier, and customer service hotline. The information will be then uploaded to our proprietary management system and can be visualized and tracked through the entire procurement and fulfillment process. By assigning each product a code, we have realized controls over the whole life cycle of our products, which facilitates after-sale tracing management and assures product quality. Such insights in the flow of products also enables us to accurately identify suppliers that are able to consistently deliver satisfactory products, with whom we can intensify our future cooperation.

Digitalized Warehousing Management. Embedded with automatic configuration algorithm, our proprietary warehouse management system, or WMS, supports different fulfillment scenarios within regional processing centers, ensuring refined quality management of product record with high granularity. To ensure smooth and efficient product flow across different material handling equipment or subsystems in the regional processing centers, such as sorters and AGVs, we developed an advanced warehouse control system, or WCS. Our WCS provides real-time directives to operators and material handling equipment controllers to accomplish the product routing requirements, and it dynamically assigns cartons to divert locations based on defined sortation algorithms or based on routing/order information received. Moreover, our WCS is able to collect, monitor and diagnose data on the operational performance in real-time and detect any hidden problems in advance. The deployment of WCS largely optimized product routes, improved resource assignment and increased visibility of day-to-day tasks within regional processing centers. Furthermore, most of our regional processing centers are equipped with multiple temperature zones for fresh groceries processing. Through a multi-layered temperature control system, fresh groceries are stored in their respective tailored temperatures to ensure the freshness for further processing and delivery. We also deploy automatic guided vehicles to easily transport and sort frozen products that must be preserved in frozen conditions, which help reduce our reliance on manpower and increase sorting efficiency.

Route Planning. Based on our order projection system, when our frontline fulfillment stations replenish their stock, our intelligent vehicle route planning algorithm generates the most efficient route to transport products from regional processing centers to frontline fulfillment stations. In this process, we deploy our transportation management system, or TMS, which not only considers the geographic locations and the traffic between the starting and end locations, but also factors in a multitude of variables related to the trucks, including their availability, loading capacity, maintenance status, and cold-chain capabilities, to render the optimal realizable dispatch route. In such way, it further optimizes trucking utilization and improves our fulfillment efficiency. In addition, the TMS helps to reduce spoilage and wastage by monitoring and recording the GPS locations of the trucks and the temperature of the goods in transit in that each transport is fully traceable in the system, and abnormalities can be automatically flagged. Furthermore, the TMS improves our cost efficiency by searching in its database the logistic service agreements and matching the service providers with our orders to achieve automatic billing.

Frontline Fulfillment Stations

We pioneered the use of the distributed frontline fulfillment grid model, which we believe is optimally suited to the needs of China’s fresh grocery e-commerce industry.

Optimized Layout. Each of our frontline fulfillment station is typically around 300 to 400 square meters in size on average. They are strategically located to serve neighboring households within a radius of one to three kilometers and able to realize our 30-minute delivery target, which greatly assures the freshness of the products when they reach users. When determining where to establish a frontline fulfillment station, our site selection team generally takes into account several parameters, such as proximity to residential neighborhoods, neighborhood demographics, nearby traffic conditions, and other publicly available information. In addition, we also developed a proprietary site selection algorithm to facilitate the decision making process. The algorithm takes into account parameters such as the locations of each nearby area of interest, or AOI, or point of interest, or POI, the estimated minimum and maximum order volume per AOI and POI, the proximity among AOIs and POIs, as well as the estimated utilization rate and operating costs for each frontline fulfillment station. We seek to locate and scatter our frontline fulfillment stations to ensure our products and services would be conveniently available to as many existing and potential users as possible. The optimized layout of our frontline fulfillment stations is critical to our overall operational flexibility and resilience. For example, if, under special circumstances, one frontline fulfillment station in a specific area is temporarily closed or short of capacity, we are able to quickly mobilize nearby stations to keep up with surge of orders and deliver stable and speedy services to our users. This capability allows us to serve our users during large public events, such as city marathons, that may temporarily disrupt the operation of frontline fulfillment stations in certain area and nearby traffic.

Smart Inventory Management. In each frontline fulfillment station, we utilize IoT technologies to monitor inventory status, control temperature, and manage shipping, so as to support more economical flow of products stored in the frontline fulfillment stations. Our advanced machine learning and data analytics capabilities facilitate us to replace human decisions for inventory replenishment and turnover management. By processing and analyzing historical and real-time order statics, and taking into account various features that affect sales, such as weather, holiday seasons, price fluctuations, promotions, each frontline fulfillment station is able to customize its product offerings, replenish its inventory, and optimize personnel management. Moreover, given the large volume of SKUs sold every day, and even the same SKU may have different demand across regions, hourly order forecast of SKUs for a specific frontline fulfillment station is critical for us to manage inventory efficiently. Through our advanced machine learning modeling, we are able to forecast the demand for each frontline fulfillment stations, to effectively reduce out-of-stock incidents and wastage.

We closely monitor the operations of each of our frontline fulfillment stations through multiple dimensions, including among others, order volume, user coverage, inventory turnover, fulfillment efficiency, and labor efficiency. In 2022, for a few frontline fulfillment stations that had been only supporting a limited number of orders and/or showing slow inventory turnaround, we strategically merged their capacities with nearby ones’. By doing so, we managed to further improve our overall operational efficiency. In addition, we also proactively optimized the geographic coverage of our fulfillment network through closing down a few frontline fulfillment stations in cities where we did not build up a strong presence. Expanding into new geographical locations involves new risks and challenges, and there is no assurance that a new market will always grow as we expect. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If our expansion into new geographical areas is not successful, our business prospects and results of operations may be materially and adversely affected.” Going forward, we will continue to closely monitor each local market we tap into, and optimize the layout of our frontline fulfillment stations when necessary to further reduce costs and improve operational efficiency.

Intelligent Dispatching and Delivery

When a user confirms a delivery address, our system automatically designates the user’s order to the nearest frontline fulfillment station and processes the order automatically and generates instructions for packaging and pickup. According to the user’s designated delivery time, the algorithm estimates the time when the order should start to be packaged to ensure freshness and instructs our frontline packing staff accordingly.

We deliver products to our users through delivery riders. Each rider is designated to a specific frontline fulfillment station and covers the relevant neighborhood. Powered by machine learning and operational research technique, after the order is packaged, our dispatching system optimizes order-rider matching, and is automated to assign the order to the most suitable rider with the most suitable route, by taking into account various factors, including order time, riders’ capacity, real-time weather conditions, relevant fulfillment costs, and product types. The designated rider then picks up the order based on system instructions and delivers the products to our users. Our users can track the shipping status of their orders through Dingdong Fresh. Inventory levels are updated in real time as orders are fulfilled. In addition, to cope with sudden surge of orders under extreme conditions, we have also developed an automatic pressure balancing system to dynamically adjust each delivery riders’ capacities, to ensure that no single delivery rider is overloaded with delivery tasks while not compromising the users’ experience. Leveraging such intelligent dispatching system, we aim to deliver orders to users within 30 minutes after the orders are placed.

Seasonality

We have experienced seasonal fluctuations in customer purchases in our business. For example, we typically experience higher user traffic and more purchase orders during the summer as families tend to cook more often for children at home during their school break in summer, and lower user traffic during the Chinese New Year, as some of our users would return to their hometowns where our services currently not cover.

Technology

Our robust operation and rapid growth are supported by our proprietary technology. Our leading technology team, coupled with our proprietary technology infrastructure and the large volume of data generated and collected on Dingdong Fresh each day, have created opportunities for continuous improvements in our technology capabilities, which in turn draws new talents to join us. As of December 31, 2022, we had a technology team of around 900 engineers, nearly 130 of whom focus on algorithm design and development. Our chief technology officer and head of algorithm design have extensive prior working experience in leading technology companies, and many of our engineers have working experience in peer companies before joining us. A majority of our technologies were developed by ourselves with the rest procured from third-parties or open-source software. In particular, we have self-developed all of our IT solutions and software for our core business. Key components of our technology include:

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

In addition, based on historical order placing patterns and associated special weather conditions, promotional events or holiday seasons, we capitalize on big data analytics to forecast order estimates for a specific product for a certain period. This capability allows us to make forecasts two or three days in advance for any given day in the year, and for particular products related to specific holidays, e.g. mooncakes for the Mid-Autumn Festival and zongzi for the Dragon Boat Festival, we can even make 7- to 21-day forecasts. We then enter into fixed-price contracts with our contracted farms for optimized pricing and guaranteed production capacity, which in turn ensures sustainable supply of products on Dingdong Fresh.

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

The digitalization of our business enables us to accumulate massive amounts of multi-dimensional user behavior and supply chain data. This data is particularly valuable for the fresh groceries e-commerce sector, which is characterized by highly fragmented upstream and downstream players. The insights that we have gained through analyzing data compiled from massive transaction volume and diverse user coverage can be in turn fed back into our algorithms and operations for better optimization and improvements. As a result, we deeply value and continue to invest in technology.

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

Our agricultural research efforts are directed toward sustaining and improving product yields and product quality by examining and improving agricultural practices in all phases of production and includes on-site technical services and the implementation and monitoring of recommended agricultural practices. For example, we require local farms and cooperatives to implement scientific production standards such as our proprietary D-G.A.P, a set of good agricultural practices for production safety and sustainability that we designed, and implement order-based production to achieve optimal planting and production levels. Research efforts are also directed towards integrated in-house production.

Intellectual Property

We rely on a combination of patent, copyright, trademark, domain names, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2022, we had 17 registered patents, 28 pending patent registration applications, 311 registered trademarks, 62 pending trademark registration applications, registered copyrights to 22 pieces of artistic work and 24 pieces of software, and 21 domain names.

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

We anticipate that the fresh grocery e-commerce market will continue to evolve and experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We firmly believe that product development capability is a decisive factor in the competition. We must continually innovate to remain competitive.

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

Marketing

We believe that the most effective form of marketing is to continually enhance our customer experience through competitive product offering and best-in-class user service, as customer satisfaction engenders word-of-mouth referrals and repeat purchases. We have been able to build an extensive base of loyal customers primarily through providing superior customer experience and conducting marketing and brand promotion activities.

In addition to continuing marketing activities through traditional online and offline channels, we have also designed innovative programs and promotion activities to further enhance the brand awareness of both ourselves and our partners and to better reach our customers. We have also been continually calculating and testing the price elasticity and flow elasticity of different products to make our pricing and promotion more scientific. We will continue to leverage our data-driven customer insights to provide customized marketing tools and campaigns for business partners and help them to develop brand recognition in China.

Insurance

We maintain standard benefit plans required by PRC laws and regulations, including pension insurance, medical insurance, work-related injury insurance , unemployment insurance, and maternity insurance. In addition, we provide supplementary medical insurance for our employees. We obtain such insurance from reputable insurance carriers in accordance with commercially reasonable standards. In line with general market practice, we maintain business insurances covering damages to our properties and IT infrastructures, but do not maintain any business interruption insurance or key man life insurance, which are not mandatory under the applicable laws. For a discussion of risks relating to our insurance coverage, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have limited business insurance coverage.”

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

Modernization of Traditional Agricultural Practices

We strongly believe in the importance of modernizing China’s traditional agricultural industry. Currently, the lack of digitalization in China’s traditional agriculture industry often leads to volume and timing mismatches between production and demand, which can result in significant waste. We have developed strong relationships with upstream suppliers and empower these suppliers by sharing our data-driven insights and research. We can also helped them modernize their agricultural practices, such as through the adoption of our proprietary D-G.A.P standards and measures such as order-based production. Ultimately, we aim to continue working with various participants in China’s agricultural industry to empower the healthy growth of this industry and eliminate waste and inefficiencies.

Poverty Alleviation

Since 2018, we have sourced products from a number of poverty-stricken counties in 21 provinces and autonomous regions, including Yunnan, Guizhou, and Ningxia. In this process, we exported integrated solutions of collective planting standards, harvesting and sorting standards and cold chain logistics standards to impoverished areas, and then created a special agricultural product ecosystem that runs through the entire supply chain. As a result, we were able to utilize e-commerce to help farmers and rural enterprises to achieve “Internet + Agriculture” integrated development.

In addition, we have opened up new sales channels for agricultural products in poverty-stricken areas through live broadcast of the origin and the establishment of “Dingdong Agricultural Products Pavilion” on Dingdong Fresh. It has helped people in poverty-stricken areas to obtain employment through the production and marketing of agricultural products. At the same time, we provided jobs in impoverished area by employing hundreds of local employees.

Care for the Elderly and the Disabled

As a frontrunner in the fresh grocery e-commerce industry in China, we pride ourselves in proactively leveling the playing field for disadvantaged communities so that they can fully enjoy the convenience of our platform. For example, to improve the user experience of senior citizens, we have been conducting long-term one-on-one interviews with them and optimizing our mobile app based on their feedbacks. By enhancing picture display and improving voice search functions in the mobile app, we are now better able to serve elderly users over the age of 60, who comprise nearly 20% of China’s population in 2022.

In addition, we have been improving the accessibility of our mobile app for and organizing community outreach to people with disabilities. Based on our on-the-ground user research and regular engagement of our R&D team with members of the visually impaired community, our mobile app offers a barrier-free experience: at a touch of the screen, our mobile app reads the name, price, and purchasing steps of the item to help them make purchasing decisions. Since 2018, we have also been holding annual themed activities to accompany the visually impaired in engaging outdoor activities.

Study Program for Farmers

In 2022, we launched a study program for farmers, with an aim to help participants to learn how to exert effective quality control over agricultural products from farm to fork. Through an integrated online and offline learning approach, participants of our study program will gain a comprehensive understanding of our D-G.A.P quality control system for agricultural products. The courses and sessions, delivered by our experts, covered order-based production, the use of mechanization and future trends in agriculture industry. We also organized study tours for the top performing participants to visit our farms, regional processing centers and frontline fulfillment stations. Through such study program, we aim to encourage and assist more farmers to transform what they have learned and seen from us into modern agriculture practices, so as to promote their own industrial development.

Educational Field Trips for Younger Generation

As a trustworthy brand name, and a reliable enterprise, we are open to the community for field trips or visits. We offer a series of offline activities for children and teenagers to connect with local communities, guide younger generations towards healthy lifestyle, and encourage them to love food and life. Our activities include, among others, nutrition education, planting and picking, farming activities, and food tasting. We also provide experiential visits for adults, aiming to connect with more potential users, and continuously delivering our brand value, namely, quality, healthy, and trustworthy.

Initiatives to Alleviate the COVID-19 Outbreak

Our corporate social responsibility is embodied in our efforts during the COVID-19 pandemic. Starting from March 2022, in order to contain the spread of Omicron variants in Shanghai, the local government had taken a series of containment measures. A number of corporate offices, retail stores, manufacturing facilities and factories were temporarily closed. Despite the unfavorable traffic restrictions, we endeavored to stay open for business and worked around the clock with our suppliers to ensure the stable supply of fresh groceries for Shanghai residents. We had mobilized thousands of riders per day to keep up with the rush of orders as demand for groceries jumped. During mid-March to the end of May, we delivered a total of 41.3 million orders to 5.4 million Shanghai users, addressing the daily needs a large amount of households in the city.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business in China.

Regulations Relating to Overseas Securities Offering and Listing

On February 17, 2023, CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and its five ancillary guidelines, or the Trial Administrative Measures, which will become effective on March 31, 2023. The Trial Administrative Measures stipulate that, PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to complete the filing procedure with the CSRC. If any issuer completes the overseas’ listing and intends to conduct securities offering in the same market, such issuer shall file with CSRC within three business days after its completion of securities offering. The Trial Administrative Measures also explicitly forbid overseas offering and listing, if any of the following is applicable: (i) that is explicitly prohibited by specific laws and regulations, (ii) that constitutes threat to or endanger national security as reviewed and determined by competent departments of the State Council, (iii) the PRC domestic company, its controlling shareholders or actual controllers are involved in certain criminal crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years, (iv) the PRC domestic company is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. Furthermore, any issuer shall report relevant information to CSRC within three business days from public the announcement in any of the following circumstances: (i) any change of control, (ii) subject to any investigation or penalty by overseas securities regulatory or relevant governmental authorities, (iii) any change of listing status or listing board, or (iv) voluntarily or is enforced to terminate the listing.

On February 24, 2023, CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which will take effect on March 31, 2023. The Confidentiality and Archives Administration Provisions stipulate that, if domestic companies offer the securities in overseas market, domestic companies and securities companies and securities service institutions providing relevant services shall strictly comply with the relevant laws and regulations of PRC, enhance the legal awareness of protecting state secrets and archive administration, establish and improve the system for confidentiality and archive work, take necessary measures to implement the obligations of confidentiality and archive administration, and shall not divulge state secrets and work secrets of state organs or harm state and public interests.

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

On December 27, 2020, MOFCOM and NDRC released Industry Guidelines of Encouraged Foreign Investment (2020 Version), which took effect on January 27, 2021 and was replaced by Industry Guidelines of Encouraged Foreign Investment (2022 Version) on January 1, 2023. On December 27, 2021, MOFCOM and NDRC promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), which became effective on January 1, 2022.

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

Regulations Relating to Licenses, Permits, Registrations and Filings

We hold or are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Food Operating Permit

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses shall obtain licenses or permits for such businesses. On August 31, 2015, the China Food and Drug Administration, or CFDA, issued the Administrative Measures for Food Operating Permit, which was amended and took effect as of November 17, 2017. The Administrative Measures for Food Operating Permit requires an enterprise engaging in food operating business to obtain a Food Operating Permit, and where a food operator establishes warehouses (including self-owned and leased ones) outside its operation region, its Food Operating Permit shall also specify the specific addresses of such warehouses. Furthermore, the Administrative Measures for Food Operating Permit stipulate that the relevant food and drug authorities shall implement classified permits for food operation in accordance with the business type and the risk level of the operating project of food operators, and any food operator engaging in online food operating shall specify in its Food Operating Permit. Our principal subsidiaries, Shanghai 100me, Shanghai Yushengbaigu Food Co., Ltd., Yihengyishu (Shanghai) e-commerce Co., Ltd., Chizhiyiheng (Shanghai) E-commerce Co., Ltd., Shilaiyunzhuan (Hangzhou) E-commerce Co., Ltd., Shishishun (Shenzhen) E-commerce Co., Ltd., Shishishun (Jiangsu) E-Commerce Co., Ltd., ChaoLizhi (Jiangsu) E-Commerce Co., Ltd. and Beijing Bujiangjiu E-Commerce Co., Ltd., hold a Food Operating Permit.

Permit for Sale Liquor Products

The Guidance of Ministry of Commerce on Promoting Healthy Development of Liquor Circulation for the “13th Five-Year” Period, which was promulgated by MOFCOM on February 13, 2017, aims to eliminate the alcohol regional block, clean up and abolish the rules and practices that may hinder the free circulation of alcohol.

However, liquor operators may be required by local government to obtain license for distribution of alcoholic products. For example, pursuant to the Measures on Administration Production and Sale of Alcohol Products of Shanghai City promulgated by the Standing Committee of Shanghai People’s Congress and last amended on September 17, 2010, enterprises engaging in alcohol wholesaling must apply to the municipal bureau for an alcohol wholesale license, while enterprises engaging in alcohol retail business must apply to the county level department for an alcohol retail license. Our PRC subsidiary, Shanghai 100me, has obtained the alcohol wholesale license.

Record-filing for Operation of Medical Devices

Pursuant to the Regulations on Supervision and Administration of Medical Devices, or the Medical Devices Regulations, which was issued by the State Council in 2000 and last amended in 2021, medical devices are divided into three types based on their risk levels. On July 30, 2014, CFDA promulgated the Measures on the Supervision and Administration of the Business Operations of Medical Devices, or the Medical Devices Measures, which became effective on October 1, 2014 and was amended on November 17, 2017 and was last amended on March 10, 2022. Pursuant to the Medical Devices Regulations and the Medical Devices Measures, any entities that engage in the business operation of Type II medical devices shall file a record with the local food and drug administration. Our principal subsidiary, Shanghai 100me, has completed the record-filing formalities regarding its operation of medical devices with the competent government authorities.

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

On June 14, 2022, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2022, to further strengthen the regulation of the mobile app information services. Pursuant to these provisions, owners or operators of mobile apps that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information.

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

Regulations Relating to Data Privacy and Cybersecurity

The Data Security Law of the PRC, or the DSL, was promulgated by the Standing Committee of NPC on June 10, 2021 and became effective on September 1, 2021. The primary purpose of the DSL is to regulate data-related activities, which include data collection, storage, usage, processing, transmission, provision and disclosing of data, safeguarding data security, promoting data development and usage, protecting individuals and entities’ legitimate rights and interests, and safeguarding state sovereignty, state security and development interests. The DSL shall apply to both data activities conducted within the territory of the PRC and data activities conducted outside the PRC that may harm the national security or public interests of the PRC, or the legitimate rights of PRC citizens or entities. The DSL provides that the PRC shall establish a data classification and grading protection system and data security review system, under which data processing activities that affect or may affect national security shall be reviewed for national security. A decision on security review made in accordance with the laws shall be final. Data processors shall establish a sound data security management system throughout the whole process, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security, in accordance with the provisions of laws and regulations.

On August 20, 2021, the Standing Committee of NPC promulgated the Personal Information Protection Law, which took effect from November 1, 2021. The Personal Information Protection Law stipulates, among other things, the circumstances under which a personal information processor could process personal information, such as: (i) with the consent of individual; (ii) if necessary for the execution or performance of a contract to which the individual is a party; (iii) if necessary to fulfill statutory duties and statutory obligations; (iv) in order to respond to public health emergencies or protect natural persons’ life, health and property safety under emergency circumstances; (v) such information that has been made public is processed within a reasonable scope in accordance with this Law; (vi) personal information is processed within a reasonable scope to conduct news reporting, public opinion-based supervision, and other activities in the public interest; or (vii) under any other circumstance as provided by any law or regulation.

The Standing Committee of NPC promulgated the PRC Cybersecurity Law on November 7, 2016. According to the PRC Cybersecurity Law, personal information refers to all kinds of information that are recorded electronically or in other forms that can be used to independently identify or be combined with other information to identify natural persons’ personal information, including but not limited to natural persons’ names, dates of birth, identification numbers, biologically identified personal information, addresses and telephone numbers. Any network operators or providers of network products and services that violate the privacy protection requirements under the PRC Cybersecurity Law and related laws and regulations may be ordered to turn in illegal gains generated from unlawful operations and pay a fine of no less than one but no more than ten times of the illegal gains and may be ordered to cease the relevant business operations when the violation is serious.

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

Regulations Relating to Anti-Monopoly

The Anti-Monopoly Law of the PRC or the Anti-Monopoly Law, which was promulgated by the Standing Committee of NPC on August 30, 2007 and effective from August 1, 2008, and was last amended on June 24, 2022, which prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

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

On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019 and was amended on March 24, 2020, to further prevent and prohibit the abuse of dominant market positions. On February 7, 2021, Anti-monopoly Commission of the State Council issued an Anti-Monopoly Guide for the Platform Economy Sector, or the Guide. The Guide provides operational standards and guidelines to be applied in identifying certain monopolistic acts of internet platforms which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products.

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

In addition, the Regulations on the Protection of Rights to Information Network Communication, which was promulgated by the State Council on May 18, 2006 and amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers. According to the Computer Software Protection Regulations last amended on January 30, 2013 and became effective on March 1, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on the software they develop, regardless of whether the software has been released publicly. Software copyright commences from the date on which the development of the software is completed. A software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council. A registration certificate issued by the software registration institution is a preliminary proof of the registered items. The protection period for software copyright of a legal person or other organization shall be fifty years, concluding on December 31 of the fiftieth year after the software’s initial release

Patent

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

C. Corporate Structure

The following is a list of our principal subsidiaries as of December 31, 2022:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Dingdong Fresh Holding Limited	100%	October 30, 2018	British Virgin Islands	Investment holding
Dingdong Fresh (Hong Kong) Limited	100%	January 4, 2019	Hong Kong	Investment holding
Baqianlilu (Wuxi) Network Technology Co., Ltd.	100%	May 9, 2020	PRC	E-commerce
Shanghai 100me Internet Technology Co., Ltd.	100%	March 26, 2014	PRC	E-commerce
Yihengyishu (Shanghai) E-Commerce Co., Ltd.	100%	April 12, 2017	PRC	E-commerce
Chizhiyiheng (Shanghai) E-commerce Co., Ltd.	100%	July 18, 2018	PRC	E-commerce
Shilaiyunzhuan (Hangzhou) E-commerce Co., Ltd.	100%	January 4, 2019	PRC	E-commerce
Shishishun (Shenzhen) E-commerce Co., Ltd.	100%	July 12, 2019	PRC	E-commerce
Shishishun (Jiangsu) E-Commerce Co., Ltd.	100%	September 18, 2019	PRC	E-commerce
ChaoLizhi (Jiangsu) E-Commerce Co., Ltd.	100%	November 14, 2019	PRC	E-commerce
Beijing Bujiangjiu E-Commerce Co., Ltd.	100%	February 28, 2020	PRC	E-commerce
Shanghai Yushengbaigu Food Co., Ltd.	91.67%	October 21, 2020	PRC	Production of private label products
Chizhiyiheng (Nanjing) Supply Chain Co., Ltd.	100%	August 30, 2021	PRC	E-commerce

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of December 31, 2022:

D. Property, Plant and Equipment

Our principal place of business is located in Shanghai, China. As of December 31, 2022, we lease more than 1,200 properties including our offices and all of our regional processing centers and frontline fulfillment stations in around 30 cities in China. These leases vary in duration from two to four years.

Item 4A. Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

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

A.
Operating Results

Overview

We are a leading fresh grocery e-commerce company in China with sustainable growth. We directly provide users and households with fresh groceries, prepared food and other food products through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. With fresh groceries as our core product categories, we have successfully expanded to providing prepared food and other food products to grow into a leading one-stop online shopping destination in China for consumers to make purchases for their daily lives.

Since our initial entry into Shanghai in May 2017, we have successfully expanded our business to around 30 cities across China. Demonstrating our ability to leverage our core capabilities and replicate our success in new markets. Starting from the third quarter of 2021, we strategically shifted our focus to “efficiency first with due consideration of scale”, aiming to achieve profitability to maximize our investors’ interests in us. Ever since our strategic shift, we have been focusing on further strengthening our product competitiveness while optimizing our fulfillment network, so as to increase user stickiness and secure their loyalty with us. In 2022, we strategically withdrew from some regions with immaterial GMV contribution historically but required substantial investment and time to build up a strong market presence and achieve economy of scale. This resulted in declines in transacting user number and order volume in the short-term, however, we believe that this will enhance our operating efficiency and cost-effectiveness in the longer term. Our ramp up in unit economics for new markets has continuously accelerated. Our average order value increased from RMB65.7 in 2020 to RMB74.5 in 2022. At the same time, our fulfillment expenses as percentage of total revenues decreased from 35.7% in 2020 to 25.2% in 2022, indicating significantly improved operational efficiency.

Our total revenues has grown from RMB11,335.8 million in 2020 to RMB20,121.1 million in 2021 and further to RMB24,221.2 million (US$3,511.7 million) in 2022, representing a CAGR of 46.2%. Our total GMV has grown from RMB13,032.2 million in 2020 to RMB22,704.1 million in 2021, and to RMB26,247.9 million (US$3,805.6 million) in 2022, representing a CAGR of 41.9%. We gradually narrowed our net loss, and recorded net loss of RMB3,176.9 million, RMB6,429.1 million, and RMB806.9 million (US$117.0 million) in 2020, 2021 and 2022, respectively, while our net loss margin was 28.0%, 32.0% and 3.3%, respectively. We had non-GAAP net loss of RMB3,023.8 million in 2020, RMB6,113.7 million in 2021 and RMB571.0 million (US$82.8 million) in 2022, and our non-GAAP net loss margin was 26.7%, 30.4% and 2.4% respectively in 2020, 2021 and 2022.

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

Specific Factors Affecting Our Results of Operations

While our business is influenced by the general factors set forth above, our results of operations are also more directly affected by specific factors relating to our business, including:

Our ability to further enhance product competitiveness to efficiently drive average order value

Product competitiveness is a fundamental driver of our business growth. Our ability to continually introduce compelling and quality new products and refine our current product offering drives the growth of our average order value. Our average order value was RMB65.7, RMB58.7 and RMB74.5 in 2020, 2021, and 2022, respectively. The slight decrease in 2021 was primarily because from late 2020 till 2021 we expanded into multiple new regions which took time to ramp up.

Our ability to continually improve the product competitiveness depends on our ability to (i) improve our product development and in-house production capabilities to launch more popular private label products so as to yield competitive advantage among our peers, (ii) offer more distinguished products, for example, prepared food to attract and retain more users on Dingdong Fresh, (iii) continue our direct sourcing procurement, in particular for fresh groceries directly from farms and cooperatives, to exert more control over supply chain and quality control, and (iv) further enhance end-to-end quality control measures to ensure food safety and quality.

Our ability to manage our costs and expenses

Our results of operations are directly affected by our ability to further increase our business scale, realize economies of scale in our costs and expenses and further improve our operating efficiency. Cost of goods sold and fulfillment expenses are the two largest components of our costs and expenses, representing 80.3% and 35.7%, respectively, of our revenues in 2020, 79.9% and 36.1%, respectively, of our revenues in 2021, 69.1% and 25.2%, respectively, of our revenues in 2022. As we further enhance our product competitiveness, improve our operating efficiency and our business further grows in scale, we expect to further optimize our costs of goods sold and fulfillment expense structures and operating efficiency, benefiting our cash flow with favorable mix of trade payables, trade receivables and receivable turnover days.

Cost of goods sold consists of finished goods procurement cost and cost of private label products. Cost of private label products consists primarily of material procurement cost, labor cost and processing costs which mainly includes rental charges, utilities and depreciation of assets associated with food processing. We believe our costs of goods sold will be further optimized, as we (i) continue to deepen our relationship with suppliers and offer more value proposition to them through large order flow and order projections, which in turn enable us to have stable supplies of products at more attractive prices, (ii) continue to develop and launch private label products or prepared food to further refine our product mix, and (iii) continue to enhance in-house production capabilities for private label products, to further reduce costs.

Our fulfillment expenses primarily consist of (i) outsourcing expenses charged by third-party labor service companies for provision of delivery riders and workers at our regional processing centers and frontline fulfillment stations, (ii) lease expenses for our regional processing centers and frontline fulfillment stations, and (iii) logistics expenses charged by third party couriers. In the near future, we expect our fulfillment expenses to increase in absolute amounts as we further expand our business in existing and new cities in China and build out our fulfillment infrastructure, but to decrease as a percentage of our revenues as we improve operating efficiency and leverage our business scale in the long run.

Our ability to improve our sourcing capabilities

Our results of operations are also affected by our ability to improve our sourcing capabilities and optimize products offerings on Dingdong Fresh. Direct source procurement assures us a stable and diverse supply of high quality products, while continuously strengthen our bargaining power and reducing procurement costs. In 2022, we sourced over 20,000 SKUs, including fresh groceries, prepared food and other food products from approximately 2,600 suppliers. In particular, direct source procurement, where directly sourcing from cooperatives and farms, accounted for approximately 80% of total procurement costs in the same period. Additionally, we carefully chose reliable farms to implement order-based production, where we determine the selection and quantity of products to procure based on project demand. We plan to further enhance our upstream procurement and direct sourcing capabilities as we deepen our relationships with our suppliers. In addition, to improve supply chain efficiency, we will continue to empower our upstream farms and suppliers and our own supply chain management through further enhancing digitalization and promoting standardization, and ensure end-to-end quality control over products on Dingdong Fresh. Our ability to improve our sourcing capabilities will also let us offer a wider variety of products on Dingdong Fresh, which will increase our total revenues while help us maintain an efficient cost structure.

Our ability to effectively invest in our fulfillment infrastructure and technology

Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology to cost-effectively meet the demands of our anticipated growth. As of December 31, 2022, we operated in around 30 cities in China, with a self-operated grid of around 60 regional processing centers and around 1,100 frontline fulfillment stations on our leased properties. We plan to continue our investment in core technology areas such as AI, big data and algorithm optimization to strengthen our existing technical advantages to support the proper functions of our fulfillment infrastructure. We expect these technology initiatives to provide innovative features, solutions and services to our users and suppliers, while increasing our operational efficiency. Our ability to effectively invest in our fulfillment infrastructure and technology may decrease our fulfillment expenses as a percentage of our total revenues in the long run, but require upfront capital investments and expenditures in the short run, both of which would affect our operating costs and expenses.

Impact of COVID-19 Pandemic on Our Operations and Financial Performance

Our operations were adversely affected by the COVID-19 pandemic. In 2022, there had been resurgences of COVID-19 outbreaks across China due to the Delta and Omicron variants. As a result, the Chinese government implemented a series of measures to contain the further spread of COVID-19. The city-wide containment measures implemented by local governments from time to time strained our supply chain, fulfillment efficiency, and production. For example, since mid-March to the end of May 2022, Shanghai government had implemented a series measures to contain the spread of Omicron variant, including among others, encouraging residents to stay at home and temporarily suspending public transport, and partially suspending intra- and inter-city logistics. The suspension of intra- and inter-city logistics disrupted the delivery of our products from our suppliers to regional processing centers and to frontline fulfillment stations. Additionally, some of our regional processing centers and frontline fulfillment stations were requested by local authorities to suspend operations from time to time, which typically lasted one to two weeks. In April and May 2022, approximately 20% to 40% of our frontline fulfillment stations in Shanghai were intermittently closed. In mid-June 2022, substantially all of our frontline fulfillment stations in Shanghai resumed operation, and in early July 2022, all of our regional processing centers and frontline fulfillment stations had fully recovered from the COVID-19 related disruptions. Moreover, our delivery speed across the city became uncertain or was largely delayed, due to exponential surge of orders and factors beyond our control. Furthermore, in April and May 2022, four of our Dingdong production plants were requested by local governments to suspend operations for a duration of days to months, all of which resumed operations in June 2022. In December 2022, Chinese government eased its dynamic zero-COVID policy and lifted most of COVID-19 related restrictions, which led to a surging wave of infections across the country. As a result, many of our delivery riders and workers in the regional processing centers and frontline fulfillment stations contracted COVID-19, which had led to a temporary shortage of fulfillment capacity. However, with our delivery riders and workers recovered from infections, our front-line fulfillment soon returned to normal. All of the above to some extent had adversely affected our abilities to serve our users, which may negatively impact our users’ shopping experience with us and harm their satisfaction. Therefore, our abilities to attract new users or retain existing ones may have been adversely affected.

In response to the outbreak of COVID-19, we have also taken a series of measures, including among others, remote working arrangements for some of our employees. These measures temporarily affected the capacity and efficiency of our operations. In addition, we provided our riders and fulfillment workers with masks, hand sanitizers and other protective equipment immediately after the outbreak. Starting from 2022, we arranged COVID-19 mass testing for our employees and delivery riders from time to time as requested by local governments. All of these increased and may continue to increase costs and expenses of our operations. Furthermore, our business operations could be disrupted if any of our employees contracts or is suspected of contracting COVID-19 or any other epidemic disease, since our employees could be subject to contact tracing and quarantined, and/or our offices could be shut down for quarantine control. In response to the disruption to our Dingdong production plants, we temporarily increased the portion of private label products manufactured by third parties to ensure sufficient supply to our users.

While the COVID-19 pandemic adversely impacted our business operation, it has accelerated an ongoing trend of consumers shifting away from traditional retail towards online channels, which has benefited e-commerce players, including us. We have seen increasing user acceptance of online grocery shopping during the pandemic, and it is expected that such trend will last after the pandemic ends. This positively affected both of our total number of orders and average order value. In 2022, in places where local governments implemented measures to contain the spread of the variant, including encouraging people to stay at home, we experienced growth in both order volume and average order value, which had driven our business growth. However, due to the non-recurring nature of the COVID-19 pandemic, the circumstances that have accelerated the growth of e-commerce transactions may not continue in the future once the impact of the COVID-19 pandemic tapers. We cannot assure you that as China and world economies re-open after the end of pandemic, consumers’ demand for online products will remain at the level of where it was during the pandemic, or consumers’ buying behaviors will continue to shift from offline to online.

Seasonality

We have experienced seasonal fluctuations in customer purchases in our business. For example, we typically experience higher user traffic and more purchase orders during summer holidays as families tend to cook more often for children at home and lower user traffic during the Chinese New Year. Other than the foregoing, shopping for fresh grocery and other food products is a frequent occurrence for consumers, and our sales are not normally subject to fluctuations, including during promotional events.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Product revenues	11,207,178	19,896,725	23,939,480	3,470,898
Service revenues	128,609	224,401	281,753	40,851
Total revenues	11,335,787	20,121,126	24,221,233	3,511,749
Operating costs and expenses:
Cost of goods sold	(9,105,294)	(16,076,178)	(16,735,643)	(2,426,440)
Fulfilment expenses	(4,044,230)	(7,272,535)	(6,114,851)	(886,570)
Sales and marketing expenses	(568,705)	(1,514,504)	(541,124)	(78,456)
Product development expenses	(321,697)	(905,007)	(1,003,225)	(145,454)
General and administrative expenses	(458,041)	(682,922)	(541,653)	(78,532)
Total operating costs and expenses	(14,497,967)	(26,451,146)	(24,936,496)	(3,615,452)
Other operating income/(loss), net	2,693	(16,821)	(47,526)	(6,891)
Loss from operations	(3,159,487)	(6,346,841)	(762,789)	(110,594)
Interest income	16,244	45,324	93,035	13,489
Interest expenses	(38,758)	(85,151)	(133,714)	(19,387)
Other (expenses)/income, net	(6,363)	11,439	3,327	482
Changes in fair value of warrant liabilities	11,450	(44,457)	—	—
Loss before income tax	(3,176,914)	(6,419,686)	(800,141)	(116,010)
Income tax expenses	—	(9,373)	(6,742)	(977)
Net loss	(3,176,914)	(6,429,059)	(806,883)	(116,987)

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

The following tables present a reconciliation of net loss to non-GAAP net loss for the periods presented:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(3,176,914)	(6,429,059)	(806,883)	(116,987)
Add: share-based compensation expenses	153,110	315,362	235,875	34,198
Non-GAAP net loss.	(3,023,804)	(6,113,697)	(571,008)	(82,789)

	For the year ended December 31,
	2020	2021	2022
Net loss margin	(28.0)%	(32.0)%	(3.3)%
Add: share-based compensation expenses	1.3%	1.6%	1.0%
Non-GAAP net loss margin.	(26.7)%	(30.4)%	(2.4)%

Key Components of Results of Operations

Revenues

Revenues consist of (i) product revenues and (ii) service revenues. The following table sets forth a breakdown of our revenues by type in absolute amounts for the periods indicated:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Product revenues	11,207,178	19,896,725	23,939,480	3,470,898
Service revenues	128,609	224,401	281,753	40,851
Total revenues	11,335,787	20,121,126	24,221,233	3,511,749

We generate product revenues from sale of products on Dingdong Fresh, accounting for significantly all of our revenues in 2020, 2021 and 2022. We also generate a small amount of service revenues primarily from Dingdong membership fees paid by our members.

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

	For the years ended December 31
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Operating costs and expenses:
Cost of goods sold	9,105,294	80.3%	16,076,178	79.9%	16,735,643	2,426,440	69.1%
Fulfilment expenses	4,044,230	35.7%	7,272,535	36.1%	6,114,851	886,570	25.2%
Sales and marketing expenses	568,705	5.0%	1,514,504	7.5%	541,124	78,456	2.2%
Product development expenses	321,697	2.8%	905,007	4.5%	1,003,225	145,454	4.1%
General and administrative expenses	458,041	4.0%	682,922	3.4%	541,653	78,532	2.2%
Total operating costs and expenses	14,497,967	127.8%	26,451,146	131.4%	24,936,496	3,615,452	103.0%

Costs of goods sold. Costs of goods sold primarily consists of procurement costs of finished goods and material procurement costs, labor costs and processing costs for private label products.

Fulfillment expenses. Fulfillment expenses consist primarily of (i) outsourcing expenses charged by third-party labor service companies for provision of delivery riders and workers at our regional processing centers and frontline fulfillment stations, (ii) warehouse leasing of regional processing centers and frontline fulfillment stations and (iii) transportation and logistics expenses paid to third-party couriers for transferring products from regional processing centers to frontline fulfillment stations. Outsourcing expenses amounted to RMB2,515.4 million, RMB4,266.0 million and RMB3,382.1 million (US$490.4 million) in 2020, 2021 and 2022, representing 62.2%, 58.7% and 55.3% of total fulfillment expenses, respectively. We expect our fulfillment expenses to decrease as a percentage of our revenues in the near future, as we further improve our operating efficiencies.

Sales and marketing expenses. Sales and marketing expenses primarily consist of (i) advertising expenses, (ii) outsourcing expenses for marketing activities and (iii) staff costs, including share-based compensation expenses, for our sales and marketing personnel. We expect to continue to incur sales and marketing expenses to grow our user base and strengthen our brand image, but as we are more focused on increasing user stickiness to secure their loyalty with us and driving the growth through our improved product capabilities, our marketing efficiency will improve significantly.

Product development expenses. Product development expenses consist primarily of staff costs, including share-based compensation expenses, for research and development personnel involved in platform development, product development and system support.

General and administrative expenses. General and administrative expenses consist primarily of (i) staff costs, including share-based compensation expenses, for general and administrative personnel, (ii) payment processing fees on Dingdong Fresh and (iii) fees charged by professional parties. We plan to continue to hire additional qualified employees to support our business operations and sustainable growth.

Interest income

Interest income is mainly generated from bank deposits and other interest earning financial assets and is recognized on an accrual basis using the effective interest method.

Interest expenses

Interest expenses consist primarily of interest incurred from short-term bank loans and reversed factoring arrangements.

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

Enterprises that qualify as SSE are eligible for a preferential enterprise income tax rate of 20%. A number of our PRC operating subsidiaries are qualified as SSE and thus entitled to enjoy a preferential tax rate of 20% in 2020, 2021 and 2022.

Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, normally a 10% withholding tax is levied on dividends declared to foreign investors from China.

We incurred income tax expenses of RMB9.4 million and RMB6.7 million (US$1.0 million) for the years ended December 31, 2021 and 2022. We had no current or deferred income tax expenses or benefits for the year ended December 31, 2020.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues increased by 20.4% from RMB20,121.1 million in 2021 to RMB24,221.2 million (US$3,511.7 million) in 2022.

Product revenues. Product revenues increased by 20.3% from RMB19,896.7 million in 2021 to RMB23,939.5 million (US$3,470.9 million) in 2022, primarily driven by an increase in average order value, which increased by 27.0% from RMB58.7 in 2021 to RMB74.5 in 2022.

Service revenues. Service revenues increased by 25.6% from RMB224.4 million in 2021 to RMB281.8 million (US$40.9 million) in 2022, primarily due to an increase in membership fees which is in line with the growth of our members.

Operating costs and expenses

Cost of goods sold. Our cost of goods sold increased by 4.1% from RMB16,076.2 million in 2021 to RMB16,735.6 million (US$2,426.4 million) in 2022. Cost of goods sold as a percentage of revenues decreased from 79.9% in 2021 to 69.1% in 2022, primarily due to our improved product development capabilities.

Fulfillment expenses. Our fulfillment expenses decreased by 15.9% from RMB7,272.5 million in 2021 to RMB6,114.9 million (US$886.6 million) in 2022, primarily due to decreases in outsourcing expenses, consumables and packaging expenses. Fulfillment expenses as a percentage of revenues decreased from 36.1% in 2021 to 25.2% in 2022, primarily driven by the increase in average order value and improved frontline fulfillment labor efficiency.

Sales and marketing expenses. Our sales and marketing expenses decreased by 64.3% from RMB1,514.5 million in 2021 to RMB541.1 million (US$78.5 million) in 2022, primarily due to the decreased spending on advertising activities to acquire new users, as a result of our strengthened brand awareness among users and our focus on efficiency enhancements.

Product development expenses. Our product development expenses increased by 10.9% from RMB905.0 million in 2021 to RMB1,003.2 million (US$145.5 million) in 2022, primarily due to the increased staff cost alongside with the increased investments in product development capabilities, agricultural technology, technical data algorithms, and other infrastructure.

General and administrative expenses. Our general and administrative expenses decreased by 20.7% from RMB682.9 million in 2021 to RMB541.7 million (US$78.5 million) in 2022, primarily due to the improvement of management efficiency and a decrease in share-based compensation expenses.

Other operating loss, net

Our other operating loss, net was RMB47.5 million (US$6.9 million) in 2022, compared with RMB16.8 million in 2021. Other operating loss in 2022 mainly included loss from disposal of property and equipment and compensation or penalties paid for early termination of contracts.

Loss from operations

As a result of the foregoing, we had operating loss of RMB762.8 million (US$110.6 million) in 2022, compared to RMB6,346.8 million in 2021.

Interest income

Our interest income increased by 105.3% from RMB45.3 million in 2021 to RMB93.0 million (US$13.5 million) in 2022, primarily due to the increase in interest rate of time deposits.

Interest expenses

Our interest expenses increased by 57.0% from RMB85.2 million in 2021 to RMB133.7 million (US$19.4 million) in 2022, primarily due to an increase in short-term borrowings.

Loss before income tax

Primarily as a result of the foregoing, our loss before income tax was RMB6,419.7 million and RMB800.1 million (US$116.0 million) in 2021 and 2022, respectively.

Income tax expenses

As compared to RMB9.4 million income tax expenses we incurred in 2021, we incurred income tax expenses of RMB6.7 million (US$1.0 million) in 2022, primarily due to the government grants received by one of our subsidiaries, which is deemed as taxable income according to PRC tax law.

Net loss

As a result of the foregoing, our net loss was RMB6,429.1 million and RMB806.9 million (US$117.0 million) in 2021 and 2022, respectively.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues increased by 77.5% from RMB11,335.8 million in 2020 to RMB20,121.1 million in 2021.

Product revenues. Product revenues increased by 77.5% from RMB11,207.2 million in 2020 to RMB19,896.7 million in 2021, primarily driven by the increase in the number of orders placed on Dingdong Fresh from 198.5 million in 2020 to 387.1 million in 2021. Such increase of order volume was primarily due to the increased user purchase frequency, and a larger user base in the existing cities and new cities we entered in 2021.

Service revenues. Service revenues increased by 74.5% from RMB128.6 million in 2020 to RMB224.4 million in 2021, primarily due to an increase in membership fees which is in line with the growth of our members.

Operating costs and expenses

Cost of goods sold. Our cost of goods sold increased by 76.6% from RMB9,105.3 million in 2020 to RMB16,076.2 million in 2021, generally in line with the increase in product revenues for the same period due to the growth of our business.

Fulfillment expenses. Our fulfillment expenses increased by 79.8% from RMB4,044.2 million in 2020 to RMB7,272.5 million in 2021, primarily due to increases in outsourcing expenses, lease expenses for our fulfillment facilities and logistics expenses. Fulfillment expenses as a percentage of revenues increased slightly from 35.7% in 2020 to 36.1% in 2021, primarily due to the increase in the GMV contribution from the new cities that the Company entered in late 2020 and 2021, where the fulfillment efficiency was still at the ramp-up stage.

Sales and marketing expenses. Our sales and marketing expenses increased by 166.3% from RMB568.7 million in 2020 to RMB1,514.5 million in 2021, primarily due to the increased spending on advertising activities to acquire new users.

Product development expenses. Our product development expenses increased by 181.3% from RMB321.7 million in 2020 to RMB905.0 million in 2021, primarily due to the increased staff cost alongside with our investments in (i) our supply chain system to further improve efficiency and reduce operating costs, (ii) the agricultural technology to empower upstream partners, and (iii) research and development to launch new products.

General and administrative expenses. Our general and administrative expenses increased by 49.1% from RMB458.0 million in 2020 to RMB682.9 million in 2021, primarily due to our increased business scale and number of employees.

Other operating income/(loss), net.

Our other operating loss, net was RMB16.8 million in 2021, compared with other operating income, net of RMB2.7 million in 2020. Other operating loss in 2021 mainly included loss from disposal of property and equipment and default fine.

Loss from operations

As a result of the foregoing, we had operating loss of RMB6,346.8 million in 2021, compared to RMB3,159.5 million in 2020.

Interest income

Our interest income increased by 179.0% from RMB16.2 million in 2020 to RMB45.3 million in 2021, primarily due to the increase in short-term investments.

Interest expenses

Our interest expenses increased by 119.7% from RMB38.8 million in 2020 to RMB85.2 million in 2021, primarily due to the increase in short-term borrowings.

Loss before income tax

Primarily as a result of the foregoing, our loss before income tax was RMB3,176.9 million and RMB6,419.7 million in 2020 and 2021, respectively.

Net loss

In 2021, we incurred income tax expenses of RMB9.4 million, because of the government subsidy received by one of our subsidiaries, which is deemed as taxable income according to PRC tax law. We did not incur any income tax expense in 2020.

As a result of the foregoing, our net loss was RMB3,176.9 million and RMB6,429.1 million in 2020 and 2021, respectively.

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

Revenue Recognition

We recognize revenues (i) from product sales of primarily fresh groceries, prepared food and other food products through “Dingdong Fresh” APP and mini-programs and (ii) membership services.

We recognize revenues when we satisfy a performance obligation by transferring a promised good or service (that is, an asset) to a customer in an amount of consideration to which we expect to be entitled to in exchange for the good or services. An asset is transferred when the customer obtains control of that asset.

Product Sales

We evaluate whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When we are a principal, we obtain control of the specified goods or services before they are transferred to the customers and revenues are recognized at the gross amount of consideration to which we expect to be entitled in exchange for the specified goods or services transferred. When we are an agent and our obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, revenues are recognized at the net amount for the amount of commission which we earn in exchange for arranging for the sales of the specified goods or services to be provided by other parties.

We recognize product sales made through Dingdong Fresh APP and mini program on a gross basis because we are acting as the principal in these transactions as we (i) are responsible for fulfilling the promise to provide the specified goods, (ii) take on inventory risks and (iii) have discretion in establishing price. Revenues generated from product sales are recognized at a point in time when the control of the product is transferred to the customer. Revenues are recorded net of value-added taxes, or VAT.

We recognize revenues net of discounts and return allowances. We do not issue any coupons concurrent with the completion of a sales transaction. The discounts and coupons are recorded as a deduction of revenue when used by customers, except for referral coupons, which are recognized as sales and marketing expenses when customers provide a customer referral. We allow for return of fresh groceries and other products within 24 hours and 7 days, respectively. We estimate a provision for product returns based on historical experience.

We also sell prepaid cards which can be redeemed to purchase products sold on Dingdong Fresh APP. Cash collected from the sales of prepaid cards is initially recorded as “Customer advances and deferred revenue” in the consolidated balance sheets and subsequently recognized as revenues upon the sales of products through redemption of prepaid cards. We do not recognize revenue related to breakage or forfeiture of unused balances in prepaid cards as they do not expire.

Customers are also granted loyalty points primarily from the purchases of goods. Loyalty points can be used as cash coupons to buy any products sold by us, which will directly reduce the amount paid by the customer. Loyalty points expire three months from the date of issuance. We consider loyalty points awarded from sales of products to be part of our revenue generating activities, and accordingly, loyalty points are considered to be a material right and a separate performance obligation identified in the contract.

Consideration from the sales transaction is allocated to the products and loyalty points based on the relative standalone selling price of the products and loyalty points awarded. The amount of revenue we recognize upon the redemption of loyalty points considers breakage, which is estimated based on our historical experience.

Impairment of long-lived assets

We evaluate the recoverability of our long-lived assets, including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. For purposes of assessing recoverability, we identified a single geographical region that is serviced by various regional processing centers and frontline fulfillment stations to be the lowest level of independent cash flows. A long-lived asset group is not recoverable if the carrying value is higher than the undiscounted future cash flows expected to result from their use. Impairment losses are measured based on the excess of the asset group’s carrying amount over its fair value and reduces the carrying amount of the long-lived assets in the asset group on a pro rata basis using the relative carrying amounts of those assets. The adjusted carrying amounts after an impairment charge represent the new cost basis and is depreciated over their remaining useful lives. No impairment losses were recognized for the years ended December 31, 2020, 2021 and 2022.

In determining the fair value of our long-lived asset groups that are deemed not recoverable, we consider the highest and best use of their long-lived assets from a market participants’ perspective, which is determined to be the higher of the discounted future cash flows from operating the long-lived asset groups and the price market participants would pay to sub-lease the operating lease right-of-use assets and acquire the property and equipment, even if that use differs from our current or intended use of the asset group. Our use of long-lived assets may differ from the highest and best use from time to time, especially when entering into new geographic areas, as time is needed to acquire a meaningful user base and increase business scale to realize economies of scale in our operations. We estimate the fair value of our long-lived asset groups with the assistance of an independent third-party valuation firm.

We use considerable judgement to estimate future cashflows, particularly revenues expected to be generated from the usage of the long-lived assets and estimates of the price market participants would pay us to sub-lease the operating lease right-use assets, which are based on comparable market rental information that could be reasonably obtained for the property. Accordingly, actual results may vary significantly from our estimates as they are forward-looking and include assumptions about economic and market conditions with uncertain future outcomes.

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

We recognize in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The actual penalties or benefits ultimately realized may differ from our estimates. Additionally, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions and are recognized in the period in which the changes occur. We record the unrecognized tax benefits in “Other non-current liabilities” in the consolidated balance sheets and elected to include interest and penalties related to an uncertain tax position in “Income tax expense” in the consolidated statements of comprehensive loss.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere in this annual report.

B.
Liquidity and Capital Resources

To date, we have financed our capital requirements primarily through cash generated by historical equity and debt financing activities and capital contributions from our shareholders. We had cash and cash equivalents, restricted cash and short-term investments of RMB2,456.7 million, RMB5,238.8 million and RMB6,495.7 million (US$941.8 million) as of December 31, 2020, 2021 and 2022, respectively.

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

As of December 31, 2022, substantially all of our cash and cash equivalents were held in China and substantially all were denominated in Renminbi and U.S. dollars. As of December 31, 2022, 98.0% of our cash and cash equivalents were held by our subsidiaries.

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

Cash Flow Summary

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(2,055,697)	(5,666,538)	87,366	12,667
Net cash used in investing activities	(1,021,219)	(4,065,340)	(47,127)	(6,833)
Net cash generated from financing activities	3,656,665	9,042,640	1,112,383	161,281
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(67,860)	(90,778)	35,896	5,204
Net increase/(decrease) in cash and cash equivalents and restricted cash	511,889	(780,016)	1,188,518	172,319
Cash and cash equivalents and restricted cash at the beginning of the year	938,559	1,450,448	670,432	97,204
Cash and cash equivalents and restricted cash at the end of the year	1,450,448	670,432	1,858,950	269,523

Operating activities

For the year ended December 31, 2022, net cash generated from operating activities was RMB87.4 million (US$12.7 million), which was primarily attributable to (i) net loss of RMB806.9 million (US$117.0 million), as adjusted by non-cash items, which primarily comprised (a) share-based compensation expenses of RMB235.9 million (US$34.2 million) and (b) depreciation and amortization expenses of RMB204.2 million (US$29.6 million), and (ii) changes in operating assets and liabilities, was primarily the result of (a) a decrease of RMB820.5 million (US$119.0 million) in operating lease right-of-use assets, (b) a decrease of RMB292.3 million (US$42.4 million) in prepayments and other current assets, (c) an increase of RMB152.6 million (US$22.1 million) in accrued expenses and other current liabilities, and (d) an increase of RMB84.4 million (US$12.2 million) in salary and welfare payable, partially offset by (e) a decrease of RMB842.1 million (US$122.1 million) in operating lease liabilities, (f) a decrease of RMB171.9 million (US$24.9 million) in accounts payable, and (g) an increase of RMB67.4 million (US$9.8 million) in inventories.

For the year ended December 31, 2021, net cash used in operating activities was RMB5,666.5 million, which was primarily attributable to (i) our net loss of RMB6,429.1 million, as adjusted by non-cash items, which primarily comprised (a) share-based compensation expenses of RMB315.4 million, (b) depreciation and amortization expenses of RMB213.1 million, (c) changes in fair value of warrant liabilities of RMB44.5 million, and (d) loss on disposal of property and equipment of RMB35.5 million, and (ii) changes in operating assets and liabilities, which was primarily the result of (a) an increase of RMB742.4 million in operating lease right-of-use assets, (b) an increase of RMB364.0 million in prepayments and other current assets, (c) an increase of RMB152.7 million in accounts receivable, (d) an increase of RMB151.0 million in inventories, and partially offset by (e) an increase of RMB747.1 million in operating lease liabilities, and (f) an increase of RMB478.7 million in accounts payable, and (g) an increase of RMB164.6 million in accrued expenses and other current liabilities.

For the year ended December 31, 2020, net cash used in operating activities was RMB2,055.7 million, which was primarily attributable to: (i) our net loss of RMB3,176.9 million, as adjusted by non-cash items, which primarily comprised (a) share-based compensation of RMB153.1 million, (b) depreciation and amortization of RMB115.4 million, (c) extinguishment losses of RMB29.1 million, (d) accretion related to convertible notes of RMB21.3 million, (e) loss on disposal of property and equipment of RMB16.5 million, and (f) foreign exchange loss of RMB35.0 million, and (ii) changes in operating assets and liabilities, which was primarily the result of (a) an increase of RMB1,015.5 million in operating lease right-of use assets, (b) an increase of RMB225.0 million in inventories, (c) an increase in other non-current assets of RMB80.0 million, partially offset by (d) an increase of RMB991.0 million in operating lease liabilities, (e) an increase of RMB804.8 million in accounts payable, and (f) an increase of RMB182.4 million in accrued expenses and other current liabilities.

Investing activities

For the year ended December 31, 2022, net cash used in investing activities was RMB47.1 million (US$6.8 million), which was primarily attributable to (i) purchases of short-term investments of RMB6,469.1 million (US$937.9 million), (ii) purchase of property and equipment of RMB126.9 million (US$18.4 million), (iii) purchases of debt and equity investments of RMB31.0 million (US$4.5 million), partially offset by (iv) maturities from short-term investments of RMB6,574.0 million (US$953.1 million).

For the year ended December 31, 2021, net cash used in investing activities was RMB4,065.3 million, which was primarily attributable to (i) purchase of short-term investments of RMB9,078.5 million and (ii) purchase of property and equipment of RMB451.6 million, partially offset by (iii) maturities from short-term investments of RMB5,454.1 million.

For the year ended December 31, 2020, net cash used in investing activities was RMB1,021.2 million, which was mainly attributable to (i) purchase of short-term investments of RMB1,306.2 million and (ii) purchase of property and equipment of RMB248.5 million, partially offset by (iii) maturities from short-term investments of RMB542.4 million.

Financing activities

For the year ended December 31, 2022, net cash generated from financing activities was RMB1,112.4 million (US$161.3 million), which primarily comprised of (i) proceeds from short-term borrowings of RMB13,782.9 million (US$1,998.3 million), (ii) issuance of redeemable noncontrolling interests of RMB70.0 million (US$10.1 million), partially offset by (iii) repayment of short-term borrowings of RMB12,665.9 million (US$1,836.4 million) and (iv) repayment of long-term borrowings of RMB57.9 million (US$8.4 million).

For the year ended December 31, 2021, net cash generated from financing activities was RMB9,042.6 million, which primarily comprised of (i) proceeds from short-term borrowings of RMB9,558.6 million, (ii) issuance of redeemable convertible preferred shares, net of issuance costs, of RMB6,646.5 million, (iii) issuance of redeemable noncontrolling interests of RMB30.0 million, and (iv) proceeds from our initial public offering, net off issuance costs, of RMB590.0 million, partially offset by (v) repayment of short-term borrowings of RMB7,672.1 million and (vi) repayment of long-term borrowings of RMB87.0 million.

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

Capital expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment. Our total capital expenditures were RMB248.5 million, RMB451.6 million and RMB126.9 million (US$18.4 million) in 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to enhance our supply chain and product capability and meet the expected growth of our business.

In March 2022, we entered into a state-owned construction land use right grant contract for future construction of food processing plants and facilities, with total land premium of RMB22.4 million.

Contractual Obligations

The following table sets forth our material contractual obligations as of December 31, 2022.

	Payment Due by Period
	Total	2023	2024	2025	2026	2027 and thereafter
	(RMB in thousands)
Operating lease commitments	1,482,754	758,787	420,328	217,340	77,552	8,747
Cloud service purchase commitment	25,341	25,341	—	—	—	—
Total	1,508,095	784,128	420,328	217,340	77,552	8,747

Other than as shown above, we did not have any material capital and other commitments, long-term obligations, guarantees or other reasonably likely material cash requirements (even if not contractual and not recognized as liabilities) as of December 31, 2022.

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

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.
Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates.”

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Changlin Liang	51	Founder, Director and Chief Executive Officer
Le Yu	42	Director and Chief Strategy Officer
Yi Ding	37	Director and Chief Operating Officer
Eric Chi Zhang	48	Director
Weili Hong	53	Independent Director
Philip Wai Lap Leung	64	Independent Director
Xu Jiang	51	Chief Technology Officer
Zhijian Xu	52	Chief Merchandising Officer

Changlin Liang is our founder, and has served as our director and chief executive officer since our inception. Mr. Liang is a successful serial entrepreneur with expertise in product design and technology development. Mr. Liang bears a unique and long-term vision into our industry, and has a deep understanding of China’s new retail industries, agricultural supply chain, and family consumption demand. Prior to founding our company, Mr. Liang founded iYaya.com and MaMaBang App in April 2003, an online platform focusing on the parenting and maternity markets. Prior to that, Mr. Liang independently developed the world’s first and one of the best-selling video cutting and merging tools, Easy Video Joiner & Splitter, in 2002. Mr. Liang received his bachelor’s degree of engineering from National University of Defense Technology in July 1994 and obtained his master’s degree in communication and information system from Lanzhou University in June 2000.

Le Yu has served as our director since June 2021, our chief strategy officer since January 2020, and previously served as our vice president since 2018 and general counsel since April 2015. Ms. Yu also served as the general counsel in Shanghai Yaya Information Technology from April 2015 to September 2016. From 2012 to 2014, Ms. Yu served as a legal manager in Hongda Communications Co., Ltd., a wholly-owned subsidiary of HTC Corporation in China. Prior to that, Ms. Yu served as a legal counsel in German Standard from 2002 to 2012. Ms. Yu obtained a bachelor of laws in economic law from Tongji University in July 2002, and obtained a master’s degree in economic law from Renmin University in January 2008.

Yi Ding has served as our director since June 2021, our chief operation officer since November 2022, and previously our vice president since October 2018 and before that, our product director since 2015. Prior to joining us, Mr. Ding served as SEO engineer, manager of Internet marketing and manager of user centers at Shanghai Yaya Information Technology from May 2011 to February 2014. Prior to that, Mr. Ding served as an SEO specialist in Shanghai Xiayi Internet Technology Co., Ltd. from April 2009 to March 2011. Mr. Ding obtained a bachelor’s degree in management from East China Normal University in July 2009.

Eric Chi Zhang has served as our director since June 2021. Mr. Zhang is currently a Managing Director and Head of General Atlantic’s business in China and also serves on the firm’s Management Committee. Prior to joining General Atlantic, Mr. Zhang was a Global Partner and Managing Director at The Carlyle Group, where he focused on investment opportunities in Asia from 2006 to 2016. He served as a director on the board of Futu Holdings Ltd. (Nasdaq: FUTU) from 2019 to 2021 and on the board of Xiabu Xiabu (HKEx: 0520) from 2017 to 2022. He also served as a board member for both the general partner and the management company of Carlyle Beijing Partners Fund. Before joining Carlyle in 2006, Mr. Zhang was a Vice President of M&A at Credit Suisse, based in the firm’s Hong Kong office. Prior to that, he was a Vice President in the Investment Banking Division at China International Capital Corporation Limited in Beijing. Mr. Zhang received an M.A. in Economics from Shanghai University of Finance and Economics.

Weili Hong has served as our independent director since June 2021. Dr. Hong has about 30 years of experience in finance and investment in both China’s and overseas financial institutions and capital markets. Dr. Hong served as the President and Chief Research Officer of CMC Holdings from 2016 to 2018. Prior to joining CMC, Dr. Hong was a partner of Gopher Asset Management, China’s No.1 leading FOFs management company from 2014 to 2016, primarily responsible for PE/VC FOFs and direct investments. Dr. Hong also served as the managing partner of KTB China, from 2008 to 2012, and the head of BD in ING China from 2004 to 2007. Dr. Hong was one of the pioneers of China’s capital market since he joined Shanghai Stock Exchange at its forming stage in 1992, where he served in several important positions and developed China’s first financial futures product. From 1996 to 2004, Dr. Hong served as the managing director of the securities business of China Venture-Tech Investment Group. Currently, Dr. Hong has served as an independent director, a member of audit committee and a member of compensation committee at Chindata Group Holdings Ltd, whose ADSs are listed on NASDAQ (ticker: CD) since June 2020. Dr. Hong served as an independent director at Luolai Lifestyle Technology Co., Ltd., whose shares are listed on the Shenzhen Stock Exchange (stock code: 002293) from February 2017 to March 2023. Dr. Hong has served as an independent nonexecutive director, the chairperson of the remuneration committee and a member of the audit committee and nomination committee of ClouDr Group Limited, a company whose shares are listed on the Stock Exchange (stock code: 9955) since July 2022. Dr. Hong currently serves as a Guest Professor and a supervisor of the Master Degree Program in Shanghai Advance Institute of Finance at Shanghai Jiao Tong University, and a Guest Professor of the Fanhai International School of Finance, Fudan University. Dr. Hong is also the vice chairman of the Global Alumni Association of the School of Economics, Fudan University. Dr. Hong received a Bachelor’s Degree in Economics in 1992 and a Doctor’s Degree in Economics from Fudan University in 1999.

Philip Wai Lap Leung has served as our independent director since June 2021. Mr. Leung has over 30 years of experience at Ernst & Young where he served as managing partner of Shanghai office from 1994 to 2004, managing partner of listing services in Greater China from 2005 to 2009, managing partner of listing services in the Far East Region from 2007 to 2009, managing partner of Central China from 2010 to 2015, and as managing partner of Greater China Markets from 2016 to 2019. He retired from Ernst & Young in June 2020. Mr. Leung currently serves as independent directors of China World Trade Center Company Ltd.(Shanghai Stock Exchange: 600007), Dongfeng Motor Group Company Limited (HKEx: 0489), Shanghai Chemical Industry Park Industrial Gases Co., Ltd. and Zhejiang E-Commerce Bank Co., Ltd. Mr. Leung obtained a Higher Diploma in Accounting from Hong Kong Polytechnic (currently known as Hong Kong Polytechnic University). Mr. Leung is a member of The Hong Kong Institute of Certified Public Accountants.

Xu Jiang has served as our chief technology officer since October 2020. Prior to joining us, Mr. Jiang served as a Senior MTS (Member of Technical Staff) of Tmall import and export technology department at Alibaba Group Holding Limited, a company listed on the NYSE (ticker: BABA) and the Stock Exchange (stock code: 9988), from April 2015 to April 2020. From October 2014 to April 2015, Mr. Jiang served as a senior director of engineering at Trip.com Group Ltd, a company listed on NASDAQ (ticker: TCOM) and the Stock Exchange (stock code: 9961), where he worked as the CTO of payment platform. From July 2007 to March 2010 and from June 2011 to October 2014, Mr. Jiang served as a software engineer and platform architect in eBay Inc, a company listed on NASDAQ (ticker: EBAY). From March 2010 to June 2011, Mr. Jiang served as the vice president in Morgan Stanley Information Technology (Shanghai) Co., Limited. From November 2004 to July 2007, Mr. Jiang served as a senior engineer at Sybase Software (China) Co., Led. Mr. Jiang received his bachelor’s degree in physics and computer science and his master’s degree in computer science from Shanghai Jiaotong University in China in July 1995 and March 2001, respectively.

Zhijian Xu has served as our chief merchandising officer since November 2022, and previously our senior vice president since June 2019. Prior to joining us, from April 2018 to May 2019, Mr. Xu served as a deputy general manager at Shanghai Huajie Enterprise Management Co., Ltd.. From October 1994 to March 2018, Mr. Xu worked at Zhengda Group, with his last position being a vice president. Mr. Xu received his bachelor’s degree in accounting from Nanchang University in China in June 2014, and received an executive master of business degree from Shanghai Jiaotong University in China in May 2012.

B.
Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB14.2 million (US$2.1 million) in cash to our executive officers, and we paid an aggregate remuneration and allowances of approximately US$152,000 in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

Second Amended and Restated Share Incentive Plan

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

In June 2022, our board of directors approved a further amendment to the Amended and Restated 2020 Share Incentive Plan, or the “Second A&R Plan”. Under the Second A&R Plan, the maximum aggregate number of ordinary shares may be issued upon the exercise of options is increased to 40,544,715 ordinary shares, which are held in trust by EatBetter Holding Limited, which is controlled by our founder and Glory Graze Holding Limited (collectively, the “ESOP Platforms”) before granted to our employees and senior management upon exercise of share options and are subject to further amendment. As of the date of this annual report, awards to purchase 20,203,174 ordinary shares under the Second A&R Plan have been granted and remain outstanding, excluding awards that were cancelled after the relevant grant dates.

As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the A&R 2020 Plan is 40,181,400, which are held in trust by EatBetter Holding Limited and Glory Graze Holding Limited before granted to our employees and senior management upon exercise of share options and are subject to further amendment.

The following paragraphs describe the principal terms of the Second A&R Plan.

Types of Awards. The A&R 2020 Plan permit the awards of options approved by the plan administrator.

Plan Administration. The chairman of the board and chief executive officer, Mr. Changlin Liang administers the Second A&R Plan as the plan administrator. The plan administer determines the participants to receive options, number of options to be granted, time and number of options to be vested, number of vested options exercisable and other terms and conditions of each grant.

Award Agreement. Awards granted under the Second A&R Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which is subject to any modification as determined by the administrator.

Eligibility. We may grant awards to our directors, employees and consultants.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant plans and award notices.

Exercise of Options. The plan administrator determines the exercise price for each award, which is in turn stated in the relevant award notice. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the eligible employee other than in accordance with the exceptions provided in the Second A&R Plan.

Termination and Amendment of the Second A&R Plan. Unless terminated earlier, the Second A&R Plan have a term of ten years. The administrator has the authority to terminate, amend, add to, or delete any of the provisions of the plan, subject to the restrictions set out in our memorandum and articles or associations.

The following table summarizes, as of December 31, 2022, the options granted under the Second Amended and Restated 2020 Share Incentive Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Weight Average Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Changlin Liang	—	—	—	—
Le Yu	*	3.24	6/30/2016	6/29/2026
			6/30/2018	6/29/2028
			10/31/2020	10/30/2030
			9/30/2021	9/29/2031
			7/1/2022	6/30/2032
			10/1/2022	9/30/2032
Yi Ding	*	1.21	6/30/2015	6/29/2025
			6/30/2016	6/29/2026
			6/30/2018	6/29/2028
			10/31/2020	10/30/2030
			9/30/2021	9/29/2031
			7/1/2022	6/30/2032
			10/1/2022	9/30/2032
			10/31/2022	10/30/2032
Eric Chi Zhang	—	—	—	—
Weili Hong	*	4.66	12/31/2021	12/30/2031
Philip Wai Lap Leung	*	4.66	12/31/2021	12/30/2031
Xu Jiang	*	4.49	4/20/2021	4/19/2031
			9/30/2021	9/29/2031
			7/1/2022	6/30/2032
			10/1/2022	9/30/2032
Zhijian Xu	*	2.52	6/30/2019	6/29/2029
			10/31/2020	10/30/2030
			1/1/2021	12/31/2030
			9/30/2021	9/29/2031
			7/1/2022	6/30/2032
			10/1/2022	9/30/2032
			10/31/2022	10/30/2032
All directors and executive officers as a group	4,796,090

Note:

* Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

As of December 31, 2022, other employees as a group held awards to purchase 20,203,174 ordinary shares of our company, with an average weighted exercise price of US$3.59 per share.

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

Audit Committee. Our audit committee consists of Philip Wai Lap Leung and Weili Hong. Philip Wai Lap Leung is the chairman of our audit committee. We have determined that each of Philip Wai Lap Leung and Weili Hong satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Philip Wai Lap Leung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Weili Hong, Philip Wai Lap Leung and Changlin Liang. Weili Hong is the chairman of our compensation committee. We have determined that each of Weili Hong and Philip Wai Lap Leung satisfies the independence requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have rights to damages in our name if a duty owed by the directors is breached.

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

D.
Employees

We had 3,363 full-time employees as of December 31, 2022 all of whom were based in China, primarily at our headquarters in Shanghai, China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

Function	Number of Employees	Percentage
Product development	1,400	41.6%
Fulfillment	1,294	38.5%
General and administrative	390	11.6%
Sales and marketing	279	8.3%
Total	3,363	100%

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of December 31, 2022, by:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations of percentage of beneficial ownership in the table below are based on 354,341,528 ordinary shares on an as-converted basis outstanding as of December 31, 2022, and 299,797,728 Class A ordinary shares and 54,543,800 Class B ordinary shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from December 31, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†
Directors and Executive Officers*:
Changlin Liang(1)	37,775,109	54,543,800	26.1%
Le Yu	*	—	*
Yi Ding	*	—	*
Eric Chi Zhang	—	—	—
Philip Wai Lap Leung	—	—	—
Weili Hong	—	—	—
Xu Jiang	*	—	*
Zhijian Xu	*	—	*
All Directors and Executive Officers as a Group	41,742,179	54,543,800	27.2%
Principal Shareholders:
DDL Group Limited(2)	—	54,543,800	15.4%
EatBetter Holding Limited(3)	27,472,550	—	7.8%
General Atlantic Singapore DD Pte. Ltd.(4)	19,514,350	—	5.5%
SVF II Cortex Subco (DE) LLC(5)	20,906,600	—	5.9%
CTG Evergreen Investment C Limited(6)	17,819,000	—	5.0%

* This person beneficially owns less than 1% of our outstanding ordinary shares.

† Except as otherwise indicated below, the business address of our directors and executive officers is 8th Floor, Building 1, 56 Fanchang Road, Pudong New Area, Shanghai, 201201, People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days of December 31, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. The total number of ordinary shares outstanding as of December 31, 2022 is 354,341,528.

(1)
Represents (i) 54,543,800 Class B ordinary shares directly held by DDL Group Limited that may be deemed to be beneficially owned by Mr. Changlin Liang, (ii) 10,009,238 Class A ordinary shares directly held by 4DDL Holding Limited, that may be deemed to be beneficially owned by Mr. Changlin Liang, as the sole shareholder of 4DDL Holding Limited, (iii) 27,472,550 Class A ordinary shares directly held by EatBetter Holding Limited, that may be deemed to be beneficially owned by Mr. Changlin Liang who has the sole dispositive power and sole voting power over shares held by EatBetter Holding Limited, that may be deemed to be beneficially owned by Changlin. Liang, and (iv) 293,321 Class A ordinary shares directly held by Mr. Changlin Liang in the form of 195,547 ADSs. DDL Group Limited is a British Virgin Islands business company limited by shares beneficially owned by Mr. Changlin Liang. DDL Group Limited is ultimately held by LX Family Trust, a trust established under the laws of British Virgin Islands and managed by TMF (Cayman) Ltd., as the trustee. Under the terms of this trust, Mr. Changlin Liang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by DDL Group Limited in our company. 4DDL Holding Limited is a company incorporated in the British Virgin Islands and is wholly owned by Mr. Changlin Liang. EatBetter Holding Limited is a company incorporated in the British Virgin Islands, which holds ordinary shares allocated to award our employees under our A&R 2020 Plan. Mr. Changlin Liang has sole dispositive and sole voting power over shares held by EatBetter Holding Limited. The registered office of DDL Group Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tort, British Virgin Islands. The registered address of 4DDL Holding Limited is ICS

Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The registered address of EatBetter Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
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
(3)
Represents 27,472,550 Class A ordinary shares held by EatBetter Holding Limited, which holds Class A shares allocated to award our employees under our A&R 2020 Plan. EatBetter Holding Limited is a limited liability company incorporated in the British Virgin Islands. Mr. Changlin Liang has sole dispositive power and sole voting power over shares held by EatBetter Holding Limited. Its registered address is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(4)
Represents 19,514,350 Class A ordinary shares held by General Atlantic Singapore DD Pte. Ltd. (“GAS DD”) holds our. GAS DD is wholly owned by General Atlantic Singapore Fund Pte. Ltd. (“GASF”). The majority shareholder of GASF is General Atlantic Singapore Interholdco Ltd. (“GASF Interholdco”). The shareholders of GASF Interholdco that share beneficial ownership of the shares held of record by GASF are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”), General Atlantic Partners (Lux) SCSp (“GAP Lux”), GAP Coinvestments III, LLC (“GAPCO III”), GAPCO Coinvestments IV, LLC (“GAPCO IV”), GAPCO Coinvestments V, LLC (“GAPCO V”) and GAP Coinvestments CDA, L.P. (“GAPCO CDA”). The general partner of GAP Bermuda IV, GAP Bermuda EU, and GAP Lux is ultimately controlled by GAP (Bermuda) L.P. (“GAP Bermuda”). GAP Bermuda is controlled by the Management Committee of GASC MGP, LLC (the “Management Committee”). General Atlantic, L.P. (“GA LP”), which is also controlled by the Management Committee, is the managing member of GAPCO III, GAPCO IV, GAPCO V and the general partner of GAPCO CDA. There are nine members of the Management Committee.
(5)
Represents 19,331,600 Class A ordinary shares and 1,575,000 Class A ordinary shares represented by 1,050,000 ADSs held by SVF II Cortex Subco (DE) LLC (“SVF II Cortex”). SoftBank Vision Fund II-2, L.P. (“SVF II-2”) is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II Cortex. SB Global Advisers Limited (“SBGA”) has been appointed as manager and is responsible for making all decisions related to the acquisition, structuring, financing and disposal of SVF Fund II’s investments, including shares held by SVF II Cortex.
(6)
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

As of December 31, 2022, to our knowledge, 226,235,355 of our total issued and outstanding Class A ordinary shares were held by three record shareholders in the United States, including 206,903,754 held by Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

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

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings relating to infringement of third parties’ rights, including traffic accident disputes, labor related disputes, tenancy agreement disputes, contract disputes with suppliers and other matters in the ordinary course of our business. We may also initiate legal proceedings to protect our rights and interests. We are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have any material adverse effect on our business, financial condition or results of operations, and our management believes that the risk of material loss in connection with the action discussed below is currently remote. However, in light of the inherent uncertainties involved in these matters, some of which are beyond our control, the risk of loss may become more likely and an adverse outcome of one or more of these matters could be material to our results of operations or cash flows for any particular reporting period.

On August 25, 2022, a securities class action lawsuit, McCormack v. Dingdong (Cayman) Ltd. et al, 1:22-cv-07273-VSB, was filed against us, certain of our directors and officers, our underwriters in connection with our U.S. listing and our process agent in the U.S. District Court for the Southern District of New York (S.D.N.Y.) (the “SDNY Action”). As of the date of this annual report, the SDNY Action was assigned to Judge Vernon S. Broderick and in the summons issuance stage, and there has not been any material development. The plaintiff in the SDNY Action asserted non-fraud, strict liability claims under the U.S. Securities Act and alleged material omissions and misrepresentations in our registration statements on Form F-1 (including all amendments made thereto) and final prospectus (collectively, the “Offering Documents”) issued in connection with our U.S. listing. We believe this claim is without merit and will defend ourselves vigorously. As of the date of this annual report, this action remains in the preliminary stage, and we are currently unable to estimate the potential loss, if any, associated with the resolution of this lawsuit.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to legal, regulatory and/or administrative proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business and results of operations,” and “We and certain of our directors and officers have been named as defendants in a shareholder class action lawsuit in the U.S., which could have a material adverse impact on our business, results of operation, and reputation.”

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

Objects of Our Company. Under our currently effective memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than holders of Class B ordinary shares or their affiliates, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our currently effective memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 20 votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

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

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

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

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders will be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment, or issue of further shares ranking pari passu with such existing class of shares or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights conferred upon the holders of the shares of any class issued shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our currently effective memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors may determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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
may issue shares with no par value;
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

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•
a company acts or proposes to act illegally or ultra vires;
•
the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•
those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our currently effective memorandum and articles of association provide that we shall indemnify our directors and officers, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

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

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our currently effective memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, directors may be removed with or without cause, by the affirmative vote of two-thirds of the directors then in office (except with regard to the removal of the chairman, who may only be removed from office by the affirmative vote of all directors), or by an ordinary resolution of our shareholders (except with regard to the removal of the chairman, who may only be removed from office by a special resolution of our shareholders). A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)
is or is likely to become unable to pay its debts; and
(b)
intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our currently effective memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our currently effective memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our currently effective memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

C.
Material Contracts

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
•
persons that actually or constructively own 10% or more of our stock (by vote or value); or
•
partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially expose us to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and short-term investments. As of December 31, 2022, we had RMB6,495.7 million (US$941.8 million) of cash, time deposits and wealth management products held by financial institutions in the PRC. We believe that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

We conduct credit evaluations on our customers and generally does not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for credit loss primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

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

Foreign Exchange Risk

Our functional currency is U.S. dollars, and the reporting currency is Renminbi. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollars against Renminbi was approximately 6.3% and 2.3% in 2020 and 2021, respectively. The appreciation of the US dollar against the Renminbi was approximately 9.2% in 2022. Any significant revaluation of Renminbi may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of Renminbi against U.S. dollars would result in foreign currency translation loss when translating the net assets of the Group from U.S. dollars into Renminbi.

Total foreign currency translation loss were RMB53.4 million, RMB161.3 million for the years ended December 31, 2020 and 2021, respectively. Foreign currency translation income was RMB172.4 million (US$25.0 million) for the year ended December 31, 2022.

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

For the period from the effective date of the registration statement to December 31, 2022, we have utilized most of the net proceeds from our initial public offering for operations and development of our business. There is no material change in the use of proceeds as described in the registration statement.

We intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statement on Form F-1. None of the net proceeds from the initial public offering have been paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief strategy officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based upon that evaluation, our management, with the participation of our chief executive officer and chief strategy officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief strategy officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP. Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2022. Based on the assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-5 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2022 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a Code of Conduct that applies to our directors, executive officers and employees. The Code of Conduct is publicly available on our website at http://ir.100.me. We have included our website address in this annual report solely as an inactive textual reference. The information contained on or accessible through our website is not incorporated by reference into this annual report.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditor, and other member firms of the Global Ernst & Young Network for the periods indicated.

	2021		2022
	(in thousands)
Audit fees(1)	US$	769	US$	942
Audit-related fees(2)	US$	392	US$	1,261
Tax fees(3)	US$	23	US$	17
All other fees(4)	US$	—	US$	315

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 20, 2021, we announced a share repurchase program (the “Share Repurchase Program”), to repurchase up to US$30 million worth of our outstanding ADSs, with each two ADSs represents three Class A ordinary shares, over a period of twelve months. The repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The following table sets forth information about our purchases of outstanding ADSs as of December 31, 2022:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)
December 20, 2021 through March 31, 2022	242,210	US$	10.99	242,210	US$	27.3 million
April 1, 2022 through December 19, 2022	102,231	US$	5.35	102,231	US$	—
Total	344,441	US$	9.32	344,441	US$	—

There were no other purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any other affiliated purchaser.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

For the immediately preceding annual financial statement period, our auditor, Ernst & Young Hua Ming LLP (a registered public accounting firm that the PCAOB was unable to inspect or investigate completely) issued an audit report for us.

As of the date of this annual report and to our best knowledge:

(i) none of our shares or the shares of our consolidated foreign operating entities are owned by governmental entities in the jurisdiction in which we or such consolidated foreign operating entities are incorporated or otherwise organized;

(ii) none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of our consolidated foreign operating entities;

(iii) none of the members of our board of directors or the board of directors of our operating entities is an official of the Chinese Communist Party; and

(iv) our or our operating entities’ articles of incorporation do not contain any charter of the Chinese Communist Party.

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

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 22, 2021 (File No. 333-256907))

2.3

Deposit Agreement among the Registrant, the depositary and beneficial owners of the American Depositary Receipts issued thereunder, dated June 29, 2021 (incorporated herein by reference to Exhibit 2.3 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2022)

2.4

Sixth Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated May 10, 2021 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021 (File No. 333-256907))

2.5

Description of Securities (incorporated herein by reference to the section entitled “Description of Share Capital” in the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021 (File No. 333-256907))

4.1

Second Amended and Restated 2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on June 24, 2022 (File No. 333-265819))

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021 (File No. 333-256907))

4.3

Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021 (File No. 333-256907))

8.1	List of principal subsidiaries (incorporated herein by reference to Exhibit 8.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2022)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021 (File No. 333-256907))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial and Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial and Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
15.2*	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act
101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dingdong (Cayman) Limited

	By:	/s/ Changlin Liang
	Name:	Changlin Liang
	Title:	Director and Chief Executive Officer

Date: March 22, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dingdong (Cayman) Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dingdong (Cayman) Limited (the Company) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders' (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 22, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Impairment Assessment of Long-lived Assets

Description of the Matter

As disclosed in Notes 2, 7 and 11 to the consolidated financial statements, property and equipment, net and operating lease right-of-use assets were RMB315.0 million (US$45.7 million) and RMB1,425.1 million (US$206.6 million), respectively, as of December 31, 2022. The Company evaluates the recoverability of its long-lived assets, including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For purposes of assessing recoverability, the Company identified a single geographical region that is serviced by various regional processing centers and frontline fulfillment stations to be the lowest level of independent cash flows. A long-lived asset group is not recoverable if the carrying value is higher than the undiscounted future cash flows expected to result from their use. Impairment losses are measured based on the excess of the asset group’s carrying amount over its fair value. In determining the fair value of its long-lived asset groups, the Company considers the highest and best use from a market participants’ perspective, which is determined to be the higher of the discounted future cash flows from operating the long-lived asset group and the price market participants would pay to sub-lease the operating lease right-of-use assets and acquire the property and equipment. Management estimates the fair value of its long-lived asset groups with the assistance of an independent third-party valuation firm. No impairment losses were recognized for the years ended December 31, 2020, 2021 and 2022.

Auditing the Group’s impairment assessment requires subjective auditor judgment to assess future cash flows, particularly revenues expected to be generated from the usage of the long-lived asset groups and estimates of the price market participants would pay to sub-lease the operating lease right-of-use assets. These significant assumptions are forward-looking and include assumptions about economic and market conditions with uncertain future outcomes.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s long-lived asset impairment assessment process. For example, we tested the controls over management’s review of the significant assumptions described above.

To test the Company’s impairment assessment of its long-lived assets, we performed audit procedures that included, among others, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used. For certain asset groups, we compared the revenues expected to be generated from the intended usage of the asset group to the actual revenues generated in recent historical periods and current industry, market and economic trends. With the assistance of our valuation specialists, we evaluated the valuation methodologies used by the Company and for a sample of leased properties, we compared their estimates of market rental rates against a range of estimates that were independently developed by us using external data. We also performed sensitivity analyses of the significant assumptions discussed above to evaluate the changes in the undiscounted future cash flows and fair values of the asset groups resulting from changes in the assumptions.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2021.

Shanghai, The People’s Republic of China

March 22, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dingdong (Cayman) Limited

Opinion on Internal Control Over Financial Reporting

We have audited Dingdong (Cayman) Limited’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Dingdong (Cayman) Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders' (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 22, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China

March 22, 2023

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
		2021	2022	2022
		RMB	RMB	US$
ASSETS	Notes
Current assets:
Cash and cash equivalents		662,768	1,856,187	269,122
Restricted cash		7,664	2,763	401
Short-term investments		4,568,346	4,636,774	672,269
Accounts receivable, net of allowance for credit losses of nil and RMB23,298 (US$3,378) as of December 31, 2021 and 2022, respectively		191,519	141,468	20,511
Inventories	5	537,472	604,884	87,700
Advances to suppliers		86,711	83,835	12,155
Prepayments and other current assets	6	461,843	170,336	24,696
Total current assets		6,516,323	7,496,247	1,086,854
Non-current assets:
Property and equipment, net	7	472,371	314,980	45,668
Operating lease right-of-use assets	11	2,245,571	1,425,117	206,622
Other non-current assets, net of allowance for credit losses of nil and RMB2,930 (US$425) as of December 31, 2021 and 2022, respectively	8	185,793	145,563	21,105
Total non-current assets		2,903,735	1,885,660	273,395
TOTAL ASSETS		9,420,058	9,381,907	1,360,249
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		2,058,624	1,886,689	273,544
Customer advances and deferred revenue	3	243,480	253,010	36,683
Accrued expenses and other current liabilities	12	653,261	810,963	117,579
Salary and welfare payable		244,740	329,104	47,716
Operating lease liabilities, current	11	969,494	693,496	100,547
Short-term borrowings	9	3,121,046	4,237,978	614,449
Current portion of long-term borrowings	10	57,875	—	—
Total current liabilities		7,348,520	8,211,240	1,190,518
Non-current liabilities:
Operating lease liabilities, non-current	11	1,244,096	678,000	98,301
Other non-current liabilities		69,373	75,000	10,874
Total non-current liabilities		1,313,469	753,000	109,175
TOTAL LIABILITIES		8,661,989	8,964,240	1,299,693
COMMITMENTS AND CONTINGENCIES	22

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED BALANCE SHEETS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,

		2021	2022	2022
		RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)	Notes
Mezzanine Equity:
Redeemable noncontrolling interests	18	30,000	107,490	15,585
TOTAL MEZZANINE EQUITY		30,000	107,490	15,585
Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value per share; 20,000,000,000 and 20,000,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 299,797,728 and 299,797,728 shares issued as of December 31, 2021 and 2022, 270,054,584 and 269,942,489 shares outstanding as of December 31, 2021 and 2022, respectively)	13	3	3	1
Class B ordinary shares (US$0.000002 par value per share; 2,500,000,000 and 2,500,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 54,543,800 and 54,543,800 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	13	1	1	—
Additional paid-in capital		13,685,062	13,922,811	2,018,618
Treasury stock	13	(7,042)	(20,666)	(2,997)
Accumulated deficit		(12,765,713)	(13,580,086)	(1,968,928)
Accumulated other comprehensive loss		(184,242)	(11,886)	(1,723)
TOTAL SHAREHOLDERS’ EQUITY		728,069	310,177	44,971
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		9,420,058	9,381,907	1,360,249

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the year ended December 31,
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Revenues:
Product revenues	3	11,207,178	19,896,725	23,939,480	3,470,898
Service revenues	3	128,609	224,401	281,753	40,851
Total revenues		11,335,787	20,121,126	24,221,233	3,511,749
Operating costs and expenses:
Cost of goods sold		(9,105,294)	(16,076,178)	(16,735,643)	(2,426,440)
Fulfilment expenses		(4,044,230)	(7,272,535)	(6,114,851)	(886,570)
Sales and marketing expenses		(568,705)	(1,514,504)	(541,124)	(78,456)
Product development expenses		(321,697)	(905,007)	(1,003,225)	(145,454)
General and administrative expenses		(458,041)	(682,922)	(541,653)	(78,532)
Total operating costs and expenses		(14,497,967)	(26,451,146)	(24,936,496)	(3,615,452)
Other operating income/(loss), net		2,693	(16,821)	(47,526)	(6,891)
Loss from operations		(3,159,487)	(6,346,841)	(762,789)	(110,594)
Interest income		16,244	45,324	93,035	13,489
Interest expenses		(38,758)	(85,151)	(133,714)	(19,387)
Other (expenses)/income, net		(6,363)	11,439	3,327	482
Changes in fair value of warrant liabilities		11,450	(44,457)	—	—
Loss before income tax		(3,176,914)	(6,419,686)	(800,141)	(116,010)
Income tax expenses	15	—	(9,373)	(6,742)	(977)
Net loss		(3,176,914)	(6,429,059)	(806,883)	(116,987)
Accretion of redeemable convertible preferred shares.		(320,301)	(288,380)	—	—
Accretion of redeemable noncontrolling interests		—	—	(7,490)	(1,086)
Net loss attributable to ordinary shareholders		(3,497,215)	(6,717,439)	(814,373)	(118,073)
Net loss per ordinary share:
Basic and diluted	19	(54.91)
Net loss per Class A and Class B ordinary share:
Basic and diluted	19		(34.50)	(2.51)	(0.36)
Shares used in net loss per ordinary share computation:
Basic and diluted	19	63,690,000
Shares used in net loss per Class A and Class B ordinary share computation:
Basic and diluted	19		194,713,891	324,330,913	324,330,913
Other comprehensive (loss)/ income, net of tax of nil:
Foreign currency translation adjustments		(53,370)	(161,281)	172,356	24,989
Comprehensive loss.		(3,230,284)	(6,590,340)	(634,527)	(91,998)
Accretion of redeemable convertible preferred shares		(320,301)	(288,380)	—	—
Accretion of redeemable noncontrolling interests		—	—	(7,490)	(1,086)
Comprehensive loss attributable to ordinary shareholders		(3,550,585)	(6,878,720)	(642,017)	(93,084)

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Ordinary Shares		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total Shareholders’ (Deficit)/Equity
	Shares*	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2020	60,163,500	1	—	—	30,959	30,409	(2,551,059)	(2,489,690)

Accretion of redeemable convertible preferred shares	—	—	—	—	—	—	(320,301)	(320,301)
Share-based compensation	4,745,200	—	—	—	120,698	—	—	120,698
Net loss	—	—	—	—	—	—	(3,176,914)	(3,176,914)
Other comprehensive loss	—	—	—	—	—	(53,370)	—	(53,370)

Balance at December 31, 2020	64,908,700	1	—	—	151,657	(22,961)	(6,048,274)	(5,919,577)

Accretion of redeemable convertible preferred shares	—	—	—	—	—	—	(288,380)	(288,380)
Issuance of ordinary shares in connection with initial public offering	6,372,528	—	—	—	589,959	—	—	589,959
Automatic conversion of redeemable convertible preferred shares to ordinary shares upon initial public offering	250,826,100	3	—	—	12,628,084	—	—	12,628,087
Share-based compensation	2,601,000	—	—	—	315,362	—	—	315,362
Repurchase of ordinary shares	—	—	(109,944)	(7,042)	—	—	—	(7,042)
Net loss	—	—	—	—	—	—	(6,429,059)	(6,429,059)
Other comprehensive loss	—	—	—	—	—	(161,281)	—	(161,281)

Balance at December 31, 2021	324,708,328	4	(109,944)	(7,042)	13,685,062	(184,242)	(12,765,713)	728,069

Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	(7,490)	(7,490)
Exercise of share-based awards	294,622	—	—	—	1,873	—	—	1,873
Share-based compensation	—	—	—	—	235,876	—	—	235,876
Repurchase of ordinary shares	—	—	(406,717)	(13,624)	—	—	—	(13,624)
Net loss	—	—	—	—	—	—	(806,883)	(806,883)
Other comprehensive income	—	—	—	—	—	172,356	—	172,356

Balance at December 31, 2022	325,002,950	4	(516,661)	(20,666)	13,922,811	(11,886)	(13,580,086)	310,177

Balance at December 31, 2022 (US$)		1		(2,997)	2,018,618	(1,723)	(1,968,928)	44,971

* As of December 31, 2020, 2021 and 2022, nil, 29,633,200 and 29,701,893 Class A ordinary shares were held by the Offshore ESOP Platforms related to the Second Amended and Restated 2020 Share Incentive Plan (Note 14), respectively. These shares are considered legally issued but not outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating activities:
Net loss	(3,176,914)	(6,429,059)	(806,883)	(116,987)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	115,354	213,082	204,207	29,607
Accretion related to convertible notes	21,334	—	—	—
Foreign exchange loss/(gain)	35,049	(7,689)	(36,937)	(5,355)
Share-based compensation	153,110	315,362	235,876	34,199
Loss on disposal of property and equipment	16,481	35,483	67,056	9,722
Extinguishment losses	29,141	—	—	—
Changes in fair value of warrant liabilities	(11,450)	44,457	—	—
Allowance for credit losses	—	—	26,228	3,803
Other non-cash charges	—	—	5,838	846
Changes in operating assets and liabilities:
Accounts receivable	(26,508)	(152,714)	26,753	3,879
Inventories	(224,983)	(151,041)	(67,412)	(9,774)
Advance to suppliers	(14,580)	(49,578)	2,876	417
Prepayments and other current assets	(18,345)	(363,965)	292,312	42,381
Operating lease right-of-use assets	(1,015,534)	(742,349)	820,454	118,955
Other non-current assets	(80,029)	(49,175)	78,870	11,434
Accounts payable	804,769	478,676	(171,935)	(24,928)
Salary and welfare payable	93,921	107,780	84,364	12,232
Advances from customers and deferred revenue	70,111	103,076	9,530	1,382
Accrued expenses and other current liabilities	182,376	164,625	152,636	22,130
Operating lease liabilities	991,000	747,118	(842,094)	(122,092)
Other non-current liabilities	—	69,373	5,627	816
Net cash (used in)/generated from operating activities	(2,055,697)	(5,666,538)	87,366	12,667
Investing activities:
Purchases of property and equipment	(248,476)	(451,608)	(126,887)	(18,397)
Proceeds from disposal of property and equipment	1,165	547	5,785	839
Purchases of short-term investments	(1,306,245)	(9,078,466)	(6,469,060)	(937,926)
Maturities of short-term investments	542,437	5,454,087	6,574,015	953,143
Purchases of debt and equity investments	—	—	(30,980)	(4,492)
Loans to related parties	(10,100)	(2,500)	—	—
Repayment of loans from related parties	—	12,600	—	—
Net cash used in investing activities	(1,021,219)	(4,065,340)	(47,127)	(6,833)

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Financing activities:
Proceeds from short-term borrowings	1,444,638	9,558,649	13,782,873	1,998,329
Repayment of short-term borrowings	(210,117)	(7,672,124)	(12,665,941)	(1,836,389)
Proceeds from long-term borrowings	128,000	—	—	—
Repayment of long-term borrowings	(35,625)	(87,000)	(57,875)	(8,391)
Issuance of redeemable convertible preferred shares, net of issuance costs	2,171,263	6,646,458	—	—
Issuance of redeemable noncontrolling interests	—	30,000	70,000	10,149
Proceeds from initial public offering, net of issuance costs	—	589,959	—	—
Repurchase of ordinary shares	—	(2,912)	(17,742)	(2,572)
Advance from shareholders	158,506	—	—	—
Repayment of advance from shareholders	—	(20,390)	—	—
Proceeds from exercise of share-based awards	—	—	1,068	155
Net cash generated from financing activities	3,656,665	9,042,640	1,112,383	161,281
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(67,860)	(90,778)	35,896	5,204
Net increase/(decrease) in cash and cash equivalents and restricted cash	511,889	(780,016)	1,188,518	172,319
Cash and cash equivalents and restricted cash at the beginning of the year	938,559	1,450,448	670,432	97,204
Cash and cash equivalents and restricted cash at the end of the year	1,450,448	670,432	1,858,950	269,523
Supplemental disclosure of cash flow information:
Interest paid	13,037	77,100	133,731	19,389
Non-cash investing and financing activities:
Purchase of property and equipment included in accrued expenses and other liabilities	29,489	12,341	9,196	1,333
Issuance of Series B4-1 redeemable convertible preferred shares upon exercise of warrants held by the Founder	203,771	—	—	—
Issuance of Series C1 redeemable convertible preferred shares upon conversion of convertible notes	628,709	—	—	—
Issuance of Series B4 redeemable convertible preferred shares upon exercise of warrants	—	359,832	—	—
Issuance of Series C1 redeemable convertible preferred shares upon the extinguishment of advance from shareholders	—	158,506	—	—
Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	1,376,153	662,768	1,856,187	269,122
Restricted cash	74,295	7,664	2,763	401
Total cash and cash equivalents and restricted cash shown in the statements of cash flows	1,450,448	670,432	1,858,950	269,523

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

As of December 31, 2022, the Group’s major subsidiaries are as follows:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Dingdong Fresh Holding Limited (“Dingdong Fresh BVI”)	100%	October 30, 2018	British Virgin Islands (“BVI”)	Investment holding
Dingdong Fresh (Hong Kong) Limited (“Dingdong HK”)	100%	January 4, 2019	Hong Kong	Investment holding
Baqianlilu (Wuxi) Network Technology Co., Ltd.	100%	May 9, 2020	PRC	E-commerce
Shanghai 100me Internet Technology Co., Ltd. (“Shanghai 100me”)	100%	March 26, 2014	PRC	E-commerce
Yihengyishu (Shanghai) E-Commerce Co., Ltd.	100%	April 12, 2017	PRC	E-commerce
Chizhiyiheng (Shanghai) E-commerce Co., Ltd.(“Chizhiyiheng Shanghai”)	100%	July 18, 2018	PRC	E-commerce
Shilaiyunzhuan (Hangzhou) E-commerce Co., Ltd.	100%	January 4, 2019	PRC	E-commerce
Shishishun (Shenzhen) E-commerce Co., Ltd.	100%	July 12, 2019	PRC	E-commerce
Shishishun (Jiangsu) E-Commerce Co., Ltd.	100%	September 18, 2019	PRC	E-commerce
Chao Lizhi (Jiangsu) E-Commerce Co., Ltd.	100%	November 14, 2019	PRC	E-commerce
Beijing Bujiangjiu E-Commerce Co., Ltd.	100%	February 28, 2020	PRC	E-commerce
Shanghai Yushengbaigu Food Co., Ltd.	91.67%	October 21, 2020	PRC	Production of private label products
Chizhiyiheng (Nanjing) Supply Chain Co., Ltd.	100%	August 30, 2021	PRC	E-commerce

The Group’s operations are conducted primarily through Shanghai 100me and its subsidiaries. Shanghai 100me is a limited liability company established under the laws of the PRC on March 26, 2014. Shanghai 100me completed the Angel, Series Pre-A, Series A and Series A+ equity financing rounds between 2014 and 2019. Throughout this period and after completion of each of these rounds of financing, the Founder held a controlling equity interest in Shanghai 100me. Further, certain investor directors on Shanghai 100me’s Board of Directors executed vote in concert agreements with the Founder such that he effectively controlled all decisions made by Shanghai 100me’s Board of Directors.

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

For purposes of the Company’s initial public offering (“IPO”) in the United States, the Company undertook a series of steps (the “Reorganization”) to establish the Company as the parent company and transfer the business operations in Shanghai 100me and its PRC subsidiaries to the Company, whereby shareholders of Shanghai 100me surrendered their equity interests in Shanghai 100me in exchange for the Company’s redeemable convertible preferred shares in proportion to their ownership interests in Shanghai 100me at a price equal to their original investment principal in Shanghai 100me. By the end of March 2021, all of Shanghai 100me’s shareholders have received their proportionate ordinary shares or redeemable convertible preferred shares in the Company.

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

Reclassification

The Company reclassified certain prior period amounts from “Other (expenses)/income, net” to “Other operating income/(loss), net” to conform to current period presentation.

Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for credit losses of accounts receivable and short-term investments, revenues expected to be generated from the Group’s usage of long-lived assets, estimated prices market participants would pay to sub-lease the Group’s operating lease right-of-use assets, cashflow projections used by the Company in its going concern assessment, incremental borrowing rates for operating lease liabilities, valuation allowance for deferred tax assets, determination of the stand-alone selling price (“SSP”) of performance obligations in revenue contracts, breakage estimates related to loyalty points, fair value of share-based payment awards and the fair values of financial instruments . Management bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company, Dingdong Fresh BVI and Dingdong HK is the United States Dollar (“US$”). The functional currency of the Company’s PRC subsidiaries is RMB. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Group uses RMB as its reporting currency. The financial statements of the Company and the Company’s subsidiary outside the PRC are translated from the functional currency to the reporting currency.

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

Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive loss and are shown as a separate component of other comprehensive (loss)/income in the consolidated statements of comprehensive loss.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Convenience translation

Translations of amounts from RMB into U.S. dollars are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 to RMB6.8972 on December 30, 2022, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and time deposits placed with commercial banks or other financial institutions in the PRC. The Group considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted cash

Restricted cash primarily consists of cash reserved in bank accounts used as collateral for short-term loans and restricted deposits made as performance guarantees. Restricted cash is expected to be released to cash within the next 12 months and therefore, classified as a current asset.

Short-term investments

Short-term investments consist of investments in wealth management products with variable interest rates purchased from reputable financial institutions in the PRC and time deposits with contractual maturities between 3 to 12 months. The Group accounts for investments in wealth management products in accordance with ASC 320, Investments—Debt Securities (“ASC 320”). The Group classifies these investments as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The securities that the Group has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. Interest income of held-to-maturity investments and time deposits are recognized on an accrual basis using an effective interest method.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

The Group classifies its investments in wealth management products as available-for-sale. The carrying amounts of these short-term investments approximate their fair values because of their generally short maturities. The unrealized gains (losses) of these investments were insignificant for all periods presented.

Accounts receivable, net

Accounts receivable, net mainly represent amounts due from corporate customers and third-party collaboration platforms for sales of products and services which are recorded net of allowance for credit losses. The allowance for credit losses reflects the Group's current estimate of credit losses expected to be incurred over the life of the receivables. The Group considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Group also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer's ability to pay in establishing and adjusting its allowance for credit losses. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. Accounts receivable are written off after all collection efforts have ceased. The Group recognized allowance for credit loss from accounts receivable of nil and RMB23.3 million (US3.4 million) for the years ended December 31, 2021 and 2022, respectively.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments to reduce the cost of inventories to its net realizable value are recorded in cost of goods sold. The Group takes ownership, risks and rewards of the products purchased.

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

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in “Other operating income/(loss), net” in the consolidated statements of comprehensive loss.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets, including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. For purposes of assessing recoverability, the Group identified a single geographical region that is serviced by various regional processing centers and frontline fulfillment stations to be the lowest level of independent cash flows. A long-lived asset group is not recoverable if the carrying value is higher than the undiscounted future cash flows expected to result from their use. Impairment losses are measured based on the excess of the asset group’s carrying amount over its fair value and reduces the carrying amount of the long-lived assets in the asset group on a pro rata basis using the relative carrying amounts of those assets. The adjusted carrying amounts after an impairment charge represent the new cost basis and is depreciated over their remaining useful lives. No impairment losses were recognized for the years ended December 31, 2020, 2021 and 2022.

In determining the fair value of its long-lived asset groups that are deemed not recoverable, the Group considers the highest and best use of their long-lived assets from a market participants’ perspective, which is determined to be the higher of the discounted future cash flows from operating the long-lived asset groups and the price market participants would pay to sub-lease the operating lease right-of-use assets and acquire the property and equipment, even if that use differs from the Group’s current or intended use of the asset group. The Group’s use of its long-lived assets may differ from its highest and best use from time to time, especially when entering into new geographic areas, as time is needed to acquire a meaningful user base and increase business scale to realize economies of scale in its operations. Management estimates the fair value of its long-lived asset groups with the assistance of an independent third-party valuation firm.

Considerable management judgement is used to estimate future cashflows, particularly revenues expected to be generated from the usage of the long-lived assets and estimates of the price market participants would pay to sub-lease the operating lease right-use assets, which are based on comparable market rental information that could be reasonably obtained for the property. Accordingly, actual results may vary significantly from the Company estimates as they are forward-looking and include assumptions about economic and market conditions with uncertain future outcomes.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

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

Fair value measurements (Continued)

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

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and short-term borrowings approximate their fair values because of their generally short maturities.

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

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

The Group recognizes revenues net of discounts and return allowances. The Group does not issue any coupons concurrent with the completion of a sales transaction. The discounts and coupons are recorded as a deduction of revenue when used by customers, except for referral coupons, which are recognized as sales and marketing expenses when customers provide a customer referral. The Group allows for return of fresh groceries and other products within 24 hours and 7 days, respectively. The Group estimates a provision for product returns based on historical experience. As of December 31, 2021 and 2022, estimated liabilities for return allowances were not significant.

The Group also sells prepaid cards which can be redeemed to purchase products sold on the “Dingdong Fresh” APP. Cash collected from the sales of prepaid cards is initially recorded in “Customer advances and deferred revenue” in the consolidated balance sheets and subsequently recognized as revenues upon the sales of products through redemption of prepaid cards. The Group does not recognize revenue related to breakage or forfeiture of unused balances in prepaid cards as they do not expire.

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

Consideration from the sales transaction is allocated to the products and loyalty points based on the relative standalone selling price of the products and loyalty points awarded. The amount of revenue the Group recognizes upon the redemption of loyalty points considers breakage, which is estimated based on the Group’s historical experience. As of December 31, 2021 and 2022, the deferred revenue of loyalty points was RMB2.9 million and RMB0.7 million (US$0.1 million), respectively.

Membership services

The Group offers a membership program to its registered users. Memberships are offered for a one-month, three-month or twelve-month period and customers pay a fixed non-refundable upfront membership fee. During the membership period, members enjoy benefits such as free shipping for a certain number of orders every month, free fresh groceries upon purchase (limited to one piece per day), member exclusive products and exclusive discounts for certain products, coupons issued on a monthly basis that expire at the end of the month and VIP customer service. The Group has determined that these membership benefits provided over the membership period are a series of distinct goods and services that are considered one performance obligation. The Group recognizes membership service revenues over time on a straight-line basis over their respective subscription periods.

Cost of goods sold

Cost of goods sold consists primarily of procurement costs of finished goods and material procurement costs, labor costs and processing costs for private label products.

Fulfillment expenses

Fulfillment expenses consists primarily of (i) outsourcing expenses charged by third party labor-force companies for provision of delivery riders and workers at regional processing centers and frontline fulfillment stations; (ii) lease expenses for regional processing centers and frontline fulfillment stations, and (iii) logistics expenses charged by third party couriers. Outsourcing expenses included in fulfillment expenses amounted to RMB2,515.4 million, RMB4,266.0 million and RMB3,382.1 million (US$490.4 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Sales and marketing expenses

Sales and marketing expenses primarily consist of advertising expense and related expenses for personnel engaged in sales and marketing activities which are expensed as incurred. The amounts of advertising expenses incurred were RMB322.4 million, RMB1,023.6 million and RMB306.1 million (US$44.4 million) including referral coupons issued to customers for their referral services amounting to RMB76.1 million, RMB122.3 million and RMB17.6 million (US$2.5 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

Product development expenses

Product development expenses consist primarily of payroll and related expenses for research and development employees involved in platform development, product category expansion and system support as well as depreciation of electronic equipment, bandwidth and data center costs, rent, utilities and other expenses necessary to support the Group’s business activities. Product development expenses are expensed as incurred.

General and administrative expenses

General and administrative expenses consist primarily of employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations, depreciation of facilities and equipment, rental and other general corporate related expenses.

Employee benefits

The full-time employees of the Group’s PRC subsidiaries participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and make contributions to the plan based on the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The total amounts for such employee benefits were RMB66.3 million, RMB231.3 million and RMB238.7 million (US$34.6 million) for the years ended December 31, 2020, 2021 and 2022, respectively, and expensed in the period incurred.

Redeemable noncontrolling interests

For the Company's non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine equity. The Company accretes changes in the redemption value over the period from the date that it becomes probable that the noncontrolling interest will become redeemable to the earliest redemption date using the effective interest method. When the noncontrolling interest is mandatorily redeemable on a fixed or determinable date, the noncontrolling interest is classified as liabilities.

Share-based compensation

Share based awards granted to employees and senior management of the Group are accounted for under ASC 718, Compensation—Stock Compensation (“ASC 718”).

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

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Government subsidies

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments.

There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government subsidies with no conditions to be met are recorded as income when received. Government subsidies with certain operating conditions received upfront are recorded as “Other non-current liabilities” and recognized as income when the conditions are met. The Group considers the nature of each government subsidy to determine whether the related income shall be recorded as “Other operating income/(loss), net” or non-operating income in “Other (expenses)/income, net” in the consolidated statements of comprehensive loss.

The Group recognized total operating and non-operating income from government subsidies of RMB23.2 million, RMB16.8 million and RMB15.0 million (US$2.2 million) during the years ended December 31, 2020, 2021 and 2022, respectively, from various local PRC government authorities. Government subsidies with certain operating conditions amounting to RMB60.0 million and RMB60.0 million (US$8.7 million) were recorded as "Other non-current liabilities" as of December 31, 2021 and 2022, respectively, and will be recognized as other operating income when the conditions are met.

Leases

The Group elects to exempt leases of vehicles and equipment with an initial term of 12 months or less from being recognized on the consolidated balance sheets. Payments related to those leases continue to be recognized in the consolidated statements of comprehensive loss on a straight-line basis over the lease term.

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

The Group uses the incremental borrowing rate in determining the present value of lease payments, unless the implicit rate is readily determinable. The incremental borrowing rate is estimated on a portfolio basis considering the lease term, currency risk, credit risk and other adjustments. If lease terms include options to extend or terminate the lease, the operating lease ROU asset and lease liability are measured based on the reasonably certain criteria.

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

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

An immediate termination of an operating lease before the expiration of the lease term is accounted for by derecognizing the operating lease ROU asset and liability, with profit or loss recognized for the difference. Any consideration paid or received upon termination that was not already included in the lease payments is also included in the gain or loss on termination of the lease and recorded in “Other operating income/(loss), net” in the consolidated statements of comprehensive loss. Lease terminations that do not take effect contemporaneously with the effective date of the lease modification are accounting for as a lease modification as they are effectively reductions in the lease term, resulting in remeasurement of the lease liability and adjustment to the corresponding operating lease ROU asset.

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

The Group recognizes in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The actual penalties or benefits ultimately realized may differ from the Group’s estimates. Additionally, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions and are recognized in the period in which the changes occur. The Group records the unrecognized tax benefits in “Other non-current liabilities” in the consolidated balance sheets and has elected to include interest and penalties related to uncertain tax positions in “Income tax expenses” in the consolidated statements of comprehensive loss.

PRC VAT

The Group is subject to VAT on revenue generated from sales of products. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. The net VAT balance between input VAT and output VAT is recorded in “Other current assets” on the consolidated balance sheets.

Segment reporting

The Group operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker is the CEO. The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenues from customers in the PRC. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in the PRC.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Loss per share

In accordance with ASC 260, Earnings Per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Prior to the Company’s initial public offering, the redeemable convertible preferred shares were considered participating securities because they were entitled to receive dividends or distributions on an as converted basis. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the redeemable convertible preferred shares using the if-converted method prior to the Company’s IPO and ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive.

For the year ended December 31, 2020, the computation of basic loss per share using the two-class method was not applicable as the Company was in a net loss position and the redeemable convertible preferred shares did not have contractual rights and obligations to share in the losses of the Company. For the year ended December 31, 2021 and 2022, the two-class method is applicable because the Group has two classes of ordinary shares outstanding, Class A and Class B ordinary shares, respectively. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except those with respect to voting and conversion (Note 13). As a result, and in accordance with ASC 260, the undistributed loss for each year is allocated based on the respective contractual participation rights of the Class A and Class B ordinary shares. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the accretion related to the redeemable convertible preferred shares prior to the Company’s IPO and redeemable noncontrolling interests, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term investments and other non-current assets. As of December 31, 2021 and 2022, the Group had RMB5,238.8 million and RMB6,495.7 million (US$941.8 million) of cash, time deposits and wealth management products held by financial institutions in the PRC, respectively. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

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

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Exchange Rate Risk

The functional currency of the Company is US$, and the reporting currency is RMB. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The depreciation of the US$ against RMB was 6.3% and 2.3% in 2020, 2021, respectively, and the appreciation of the US$ against RMB was 9.2% in 2022. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against US$ would result in foreign currency translation loss when translating the net assets of the Group from US$ into RMB.

The net foreign currency translation loss resulting from the translation from US$ to RMB reporting currency recorded in other comprehensive (loss)/income was RMB53.4 million and RMB161.3 million for the years ended December 31, 2020 and 2021, respectively. For the year ended December 31, 2022, the gain resulting from the translation from US$ to RMB was RMB172.4 million (US$25.0 million).

Recent Accounting Pronouncements

New accounting standards which have been adopted

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Company adopted this standard on January 1, 2022. There was no material impact to the Company's financial position or results of operations upon adoption.

In June 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). For convertible instruments, the new guidance simplifies an issuer’s accounting for convertible instruments by eliminating two of the three models in ASC 470-20 that require separate accounting for embedded conversion features. As a result, more convertible instruments will be reported as single units of account. The Company adopted this standard on January 1, 2022. There was no material impact to the Company's financial position or results of operations upon adoption.

New accounting standards which have not yet been adopted

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Company for fiscal years beginning after December 15, 2022, including interim periods therein. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for fiscal years beginning after December 15, 2023, including interim periods therein. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.
REVENUE FROM CONTRACTS WITH CUSTOMERS

Contract Balances

The Group’s payments from customers are based on the billing terms established in contracts. Customers’ payment to the Group is generally made before the delivery of goods or the provision of service. Only corporate customers are offered credit terms of between 7 to 30 days, as specified in each customer’s contract. Customer billings are classified as accounts receivable when the Group’s right to consideration is unconditional. If the right to consideration is conditional on future performance under the contract, the balance is recorded as a contract asset. The Group’s contract assets are insignificant as of December 31, 2021 and 2022.

The Group’s contract liabilities include payments received in advance of performance under revenue contracts which are included in “Customer advances and deferred revenue” on the Group’s consolidated balance sheets and are recognized as revenue as the Group performs under the contract. The customer advances and deferred revenue balances as of December 31, 2021 and 2022 were comprised of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Customer advances and prepaid cards	96,785	103,680	15,032
Deferred revenue related to loyalty points	2,852	685	99
Deferred membership service revenue	143,843	148,645	21,552
Total	243,480	253,010	36,683

The Group recognized revenues that were previously deferred as contract liabilities of RMB57.4 million, RMB117.8 million and RMB148.6 million (US$21.5 million) during the years ended December 31, 2020, 2021 and 2022, respectively.

Revenue Allocated to Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

The Group had RMB143.8 million and RMB148.6 million (US$21.6 million) of deferred revenues related to membership service fees at December 31, 2021 and 2022 that are expected to be recognized as revenues over the remaining membership period of one to twelve months. The Group had RMB2.9 million and RMB0.7 million (US$0.1 million) of deferred revenues at December 31, 2021 and 2022 related to unsatisfied performance obligations under the loyalty points program that will be recognized as revenues when the points are redeemed, which will occur over the next three months given their expiration period. The Group also had RMB96.8 million and RMB103.7 million (US$15.0 million) of deferred revenues related to customer advances and cash received for prepaid sales cards at December 31, 2021 and 2022 respectively, which are expected to be recognized as revenues in future periods upon the usage of the prepaid card balances to purchase the Group’s products.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.
FAIR VALUE MEASUREMENTS

The following summarizes the Company’s financial assets measured and recorded at fair value on a recurring basis as of December 31, 2021 and 2022:

		Fair Value Measurements at Reporting Date Using
	As of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(RMB in thousands)
Short-term investments:
Time deposits	4,518,346	—	4,518,346	—
Wealth management products	50,000	—	50,000	—
	4,568,346	—	4,568,346	—

		Fair Value Measurements at Reporting Date Using
	As of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(RMB in thousands)
Short-term investments:
Time deposits	4,586,774	—	4,586,774	—
Wealth management products	50,000	—	50,000	—
	4,636,774	—	4,636,774	—

The Company does not have any significant non-recurring fair value measurements for the periods presented.

5.
INVENTORIES

The Company’s inventories consist primarily of products to be sold to customers and packing materials as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Products	487,066	554,441	80,386
Packing materials and others	50,406	50,443	7,314
Total	537,472	604,884	87,700

6.
PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Deductible VAT	359,915	8,635	1,252
Rental deposits	54,824	68,204	9,889
Interest receivables	15,992	49,491	7,175
Others	31,112	44,006	6,380
Total	461,843	170,336	24,696

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Electronic office equipment	58,463	68,027	9,863
Leasehold improvements	555,941	506,501	73,436
Furniture, fixtures and equipment	177,621	159,042	23,059
Total	792,025	733,570	106,358
Less: Accumulated depreciation	(328,367)	(446,678)	(64,762)
Construction in progress	8,713	28,088	4,072
Total.	472,371	314,980	45,668

Depreciation expense was RMB115.4 million, RMB213.1 million and RMB204.2 million (US$29.6 million) for the years ended December 31, 2020, 2021 and 2022, respectively, and were included in the following financial statement line items in the consolidated statements of comprehensive loss:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Cost of goods sold	—	—	13,026	1,888
Fulfillment expenses	107,333	195,022	168,374	24,412
Sales and marketing expenses	2,018	2,666	1,907	277
General and administrative expenses	4,731	7,395	6,804	986
Product development expenses	1,272	7,999	14,096	2,044
Total.	115,354	213,082	204,207	29,607

The disposal gain or loss on property and equipment recognized as a result of closing down certain regional processing centers and frontline fulfillment stations was not significant for the periods presented.

8.
OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Rental deposits	167,282	109,272	15,843
Others	18,511	36,291	5,262
Other non-current assets.	185,793	145,563	21,105

The Group recorded an allowance for credit losses relating to other non-current assets of nil and RMB2.9 million (US$0.4 million) as of December 31, 2021 and 2022, respectively.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.
SHORT-TERM BORROWINGS

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Short-term bank loans	630,000	665,000	96,416
Reversed factoring arrangements	2,491,046	3,572,978	518,033
Total.	3,121,046	4,237,978	614,449

Short-term bank loans

Short-term bank loans consist of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. The weighted average interest rates for the outstanding short-term borrowings as of December 31, 2021 and 2022 were 3.67% and 3.17%, respectively. As of December 31, 2021 and 2022, the aggregate amounts of unused lines of credit available for the Group’s use were RMB135.0 million and RMB205.0 million (US$29.7 million), respectively. As of December 31, 2021 and 2022, the repayments of all short-term loans are guaranteed by the founder of the Company.

Reversed factoring arrangements

The Group enters into reversed factoring arrangements with certain commercial banks which accelerated the suppliers’ receivables collection process by allowing suppliers to sell their receivables from the Group to the banks.

In 2020, the Group entered into the 2020 reversed factoring arrangement with a commercial bank which entitled the Group to draw up to RMB800.0 million at an interest rate of 3.6%. The arrangement was further amended in 2021 and 2022 (“amended 2020 reversed factoring arrangement”) such that the draw down period was extended to July 2023 and the total available financing amount increased to RMB5,000.0 million (US$724.9 million) with interest rates ranging from 2.6% to 3.6%. The Group is obligated to repay the principal upon maturity, typically within six months. As of December 31, 2022, the aggregate amount available for the Group’s use under the amended 2020 reversed factoring arrangement was RMB3,000.7 million (US$435.1 million).

In March 2021, the Group entered into a reversed factoring arrangement with the same commercial bank (“2021 reversed factoring arrangement I”) which entitled the Group to draw up to RMB40.0 million from March 2021 to January 2022 at an interest rate of 3.6%. As of December 31, 2022, all borrowings made under this arrangement were repaid by the Group.

In December 2021, the Group entered into a reversed factoring arrangement with the same commercial bank (“2021 reversed factoring arrangement II”) which entitled the Group to draw up to RMB1,800.0 million from December 2021 to December 2022 at an interest rate of 3.6%. As of December 31, 2022, all borrowings made under this arrangement were repaid by the Group.

In October 2022, the Group entered into a reversed factoring arrangement with the same commercial bank (“2022 reversed factoring arrangement I”) which entitled the Group to draw up to RMB1,500.0 million (US$217.5 million) from October 2022 to August 2023 at an interest rate of 3.5%. As of December 31, 2022, the aggregate amounts available for the Group’s use under the 2022 reversed factoring arrangement I was RMB1,500.0 million (US$217.5 million).

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.
SHORT-TERM BORROWINGS (CONTINUED)

Reversed factoring arrangements (Continued)

Since July 2021, the Group entered into a reversed factoring arrangement with another commercial bank, subsequently amended in 2022 to extend the draw down period and increase the total available financing amount (“amended 2022 reversed factoring arrangement II”). Under this amended arrangement, the Group was entitled to draw up to RMB2,000.0 million (US$290.0 million) up until July 2023 at interest rates ranging from 2.5% to 3.6%. The Group was obligated to repay the principal upon maturity, typically within six months. This reversed factoring arrangement was guaranteed by the Founder. As of December 31, 2022, the aggregate amount available for the Group’s use under the amended 2022 reversed factoring arrangement II was RMB438.5 million (US$63.6 million).

In August 2022, the Group entered into a reversed factoring arrangement with the same commercial bank (“2022 reversed factoring arrangement III”), which entitled the Group to draw up to RMB500.0 million (US$ 72.5 million) from August 2022 to August 2023 at an interest rate of 2.6%. The Group was obligated to repay the principal upon maturity, typically within six months. As of December 31, 2022, the aggregate amounts available for the Group’s use under the 2022 reversed factoring arrangement III was RMB490.2 million (US$71.1 million).

In April 2022, the Group entered into a reversed factoring arrangement with a third commercial bank (“2022 reversed factoring arrangement IV”). Under the factoring arrangement, the Group was entitled to draw up to RMB100.0 million (US$14.5 million) from April 2022 to March 2023 at an interest rate of 3.65% and is obligated to repay the principal upon maturity, typically within six months. As of December 31, 2022, the aggregate amount available for the Group’s use under the 2022 reversed factoring arrangement IV was RMB98.9 million (US$14.3 million).

In May 2022, the Group entered into a reversed factoring arrangement with the same commercial bank (“2022 reversed factoring arrangement V”). Under the factoring arrangement, the Group was entitled to draw up to RMB300.0 million (US$43.5 million) from May 2022 to May 2023 at an interest rate of 3.55% and is obligated to repay the principal upon maturity, typically within six months. The Group was required to deposit cash collateral for the 2022 reversed factoring arrangement V, which was classified as “Restricted cash” on the Group’s consolidated balance sheet as of December 31, 2022. Total restricted cash held as collateral was RMB1.6 million (US$0.2 million) as of December 31, 2022. As of December 31, 2022, the aggregate amount available for the Group’s use under the 2022 reversed factoring arrangement V was RMB298.7 million (US$43.3 million).

The total aggregate amount available for the Group’s use under the above-mentioned reversed factoring arrangements was RMB4,448.4 million and RMB5,827.0 million (US$844.9 million) as of December 31, 2021 and 2022, respectively.

Pursuant to the above-mentioned reversed factoring arrangements, the Group was required to collateralize the reversed factoring borrowings with time deposits purchased from the respective banks. Time deposits collateralized and restricted from withdrawal and usage amounted to RMB2,769.7 million and RMB3,864.9 million (US$560.4 million) as of December 31, 2021 and 2022, respectively, and are classified as “Short-term investments” on the Group’s consolidated balance sheets.

As a result of the above-mentioned reversed factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from the bank, for which the origination of the loans were reported as “Proceeds from short-term borrowing” within financing activities in the consolidated statements of cash flows for the years ended December 31, 2020, 2021 and 2022.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.
LONG-TERM BORROWINGS

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Long-term borrowings.	57,875	—	—
Less: Current portion of long-term borrowings.	(57,875)	—	—
Total	—	—	—

In October 2020, the Group entered into secured loan agreements with East West Bank and SPD Silicon Valley Bank, pursuant to which the Group is entitled to borrow RMB68.0 million and RMB60.0 million, respectively, for its general working capital purposes. The Group drew down RMB68.0 million from East West Bank with a fixed annual interest rate of 4.15% and RMB60.0 million from SPD Silicon Valley Bank with a fixed annual interest rate of 4.75%. Principal repayments are due in monthly installments until the loan matures in October and November 2022. The repayment of the loans are guaranteed by the Founder of the Group and fully repaid as of December 31, 2022.

11.
LEASES

The Group has operating leases arrangements for their regional processing centers, frontline fulfillment stations, processing plants, office space, vehicles and equipment.

A summary of supplemental information related to operating leases as of December 31, 2021 and 2022 is as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Operating lease right-of-use assets	2,245,571	1,425,117	206,622
Operating lease liabilities, current	969,494	693,496	100,547
Operating lease liabilities, non-current	1,244,096	678,000	98,301
Total operating lease liabilities.	2,213,590	1,371,496	198,848
Weighted average remaining lease term	2.79 years	2.54 years	2.54 years
Weighted average discount rate	6.8%	6.9%	6.9%

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive loss and supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Operating lease cost	475,064	953,325	1,040,862	150,911
Short-term lease cost	7,391	12,227	11,219	1,626
Variable lease cost	—	8,247	14,896	2,160
Total	482,455	973,799	1,066,977	154,697
Cash paid for operating leases.	500,458	1,002,511	1,046,689	151,756
Right-of-use assets obtained in exchange for operating lease liabilities.	1,489,367	1,671,666	393,755	57,089

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.
LEASES (CONTINUED)

A summary of the maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2022 is as follows:

	As of December 31, 2022
	RMB	US$
	(in thousands)
2023	758,787	110,014
2024	420,328	60,942
2025	217,340	31,511
2026	77,552	11,244
2027	6,079	881
Thereafter	2,668	387
Total future lease payments.	1,482,754	214,979
Less: imputed interest	(111,258)	(16,131)
Total operating lease liabilities	1,371,496	198,848

The aggregate consideration paid for the early termination of the operating leases of certain regional processing centers and frontline fulfillment stations and the resulting gain or loss recognized upon termination of such leases was not significant for the periods presented.

12.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Accrued outsourcing expenses	385,305	376,073	54,526
Accrued transportation and logistic expenses	43,759	78,155	11,331
VAT and other tax payable	30,081	94,409	13,688
Deposit from suppliers	29,437	31,775	4,607
Interest payable	14,749	14,732	2,136
Accrued advertising expenses	43,916	13,360	1,937
Accrued professional fees	5,988	41,546	6,024
Accrued utilities and other expenses	100,026	160,913	23,330
Total.	653,261	810,963	117,579

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

In March and May 2021, 22,782,950 and 17,398,450 ordinary shares of the Company were issued to EatBetter Holding Limited, a BVI limited liability company (“EatBetter”, “Offshore ESOP Platform”). Meanwhile, 2,601,000 ordinary shares held by EatBetter were issued to the Group’s senior management for nil consideration and considered share-based awards with no associated performance or service based vesting conditions (Note 14). As of December 31, 2021, 29,633,200 Class A ordinary shares held by EatBetter were considered legally issued but not outstanding.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.
ORDINARY SHARES (CONTINUED)

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

In July 2021, the Company’s authorized share capital was reclassified and redesignated into US$50,000 divided into 25,000,000,000 shares comprising of (i) 20,000,000,000 Class A ordinary shares at par value of US$0.000002; (ii) 2,500,000,000 Class B ordinary shares at par value of US$0.000002; and (iii) 2,500,000,000 shares at par value of US$0.000002 each of such class or classes (however designated) as the board of directors may determine. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary shares is entitled to one vote per share. Each class B ordinary share is entitled to twenty votes per share and is convertible into one Class A ordinary share at any time by the holder. 54,543,800 ordinary shares which are ultimately owned by the Founder were re-designated and re-classified into Class B ordinary shares on a one-for-one basis and the remaining 10,364,900 issued and outstanding ordinary shares were re-designated and re-classified into Class A ordinary shares on a one-for-one basis.

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

During the year ended December 31, 2022, the Company repurchased a total of 406,717 Class A ordinary shares at fair value. The Company designated the repurchased shares as treasury stock.

In June 2022, 363,315 Class A ordinary shares repurchased by the Company were transferred from the Company to the Offshore ESOP Platforms and reserved for future issuance upon the exercise of options (Note 14). As of December 31, 2022, 29,701,893 Class A ordinary shares held by the Offshore ESOP Platforms were considered legally issued but not outstanding.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.
SHARE BASED COMPENSATION

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

As part of the Reorganization, the Onshore Plans were replaced with the Company’s 2015, 2016, 2018, 2019 and 2020 Replacement Plans (the “Replacement Plans”) on October 31, 2020. All 9,681,668 outstanding share options of Shanghai 100me under the Onshore Plans as of October 31, 2020 were replaced and carried over at a conversion factor of 14.8. Each option under the Replacement Plans allowed employees to purchase 0.05 of the Company’s ordinary shares. Concurrently, the exercise price for each share option under the Replacement Plans was also adjusted by the same 14.8 factor. All other terms, including vesting periods, proportion of vested and unvested options outstanding for each grantee were identical between the Onshore Plans and Replacement Plans. The Company performed a qualitative assessment pursuant to criteria in ASC 718-20-35-2A and determined that the cancellation of the awards under the Onshore Plans and the corresponding grant of awards under the Replacement Plans did not constitute a substantive modification of the original share-based payment awards.

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

In December 2021, the Company’s Board of Directors amended and restated the Replacement Plans, 2019 Plan II, 2020 Plan II-X and 2021 Plan I-II (the “A&R 2020 Share Incentive Plan”), which consolidated all share-based payment awards under one incentive plan and clarified certain administration terms of the share incentive plan. The A&R 2020 Share Incentive Plan did not substantively modify the terms of any previously granted share options. Pursuant to the A&R 2020 Share Incentive Plan, the maximum aggregate number of shares which may be issued is 40,181,400 Class A ordinary shares of the Company.

In December 2021, the Company granted 30,808,793 share options under the A&R 2020 Share Incentive Plan to the Group’s senior management and employees.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.
SHARE BASED COMPENSATION (CONTINUED)

In June 2022, the Company’s Board of Directors further amended and restated the A&R 2020 Share Incentive Plan (the “Second A&R 2020 Share Incentive Plan”), which clarified certain administration terms of the share incentive plan and also authorized the transfer of 10,329,025 Class A ordinary shares from EatBetter to Glory Graze Holding Limited, a BVI limited liability company controlled by a director and executive officer of the Company (together with EatBetter, the “Offshore ESOP Platforms”). The Second A&R 2020 Share Incentive Plan did not substantively modify the terms of any previously granted share options. Under the Second A&R 2020 Share Incentive Plan, the Company authorized additional share options to purchase 363,315 Class A ordinary shares and the maximum aggregate number of shares which may be issued is 40,544,715 Class A ordinary shares of the Company.

The ordinary shares to be awarded pursuant to the Second A&R 2020 Incentive Plan were issued by the Company and held by the Offshore ESOP Platforms. Each share option under the Second A&R 2020 Share Incentive Plan has a 10-year contractual life and allow participants to purchase 0.05 of the Company's Class A ordinary shares held by the Offshore ESOP Platforms. Option awards under the Second A&R 2020 Share Incentive Plan vest over either a four-year period, with 50% of the awards vesting on the second anniversary of the grant date, 25% of the awards vesting on the third anniversary and 25% vesting on the fourth anniversary, or a five-year period, with 25% vesting on the second, third, fourth and fifth anniversaries of the grant date, respectively.

The following table summarizes the Company’s share option activities for the year ended December 31, 2022 pursuant to the Second A&R 2020 Share Incentive Plan (referred to as the A&R 2020 Share Incentive Plan prior to amendment in June 2022):

	Number of Options	Weighted Average Exercise Price per Option	Weighted Average Grant Date Fair Value per Option	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	US$	Years	US$ (in thousands)
Share options outstanding as of December 31, 2021	384,467,623	0.2099	0.2676	8.28	126,484
Granted	170,870,383	0.1092	0.1346
Forfeited	(49,460,587)	0.2525	0.3585
Exercised	(5,892,122)	0.0451	0.0108
Share options outstanding as of December 31, 2022	499,985,297	0.1732	0.2162	7.99	21,612
Vested and expected to vest as of December 31, 2022	499,985,297	0.1732	0.2162	7.99	21,612
Exercisable as of December 31, 2022	142,826,927	0.1201	0.0897	5.50	9,108

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had an exercise price below the fair value of the underlying ordinary share.

The total fair value of vested share options was RMB2.5 million, RMB31.4 million and RMB49.5 million (US$7.2 million) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, total unrecognized share-based compensation expense relating to unvested awards was RMB387.1 million (US$56.1 million) which is expected to be recognized over a weighted-average period of 3.4 years.

The weighted average grant date fair value of the share options granted during the years ended December 31, 2020, 2021 and 2022 were US$0.05, US$0.51 and US$0.13, respectively. Total intrinsic value of options exercised for the years ended December 31, 2020, 2021 and 2022 were nil, nil and RMB4.0 million (US$0.6 million).

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.
SHARE BASED COMPENSATION (CONTINUED)

The Group uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options were as follows:

	For the year ended December 31,
	2020	2021	2022
Fair value of ordinary shares (US$)	4.78	4.78-15.78	1.75-10.78
Risk-free interest rate (%)	0.66-0.88	0.93-1.71	1.52-4.10
Expected volatility (%)	47-48	48	48-55
Expected dividend yield	—	—	—
Life of option	10	10	10
Exercise multiple	2.5	2.5	2.5
Post-vesting forfeiture rate	—	—	—

The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility of the ordinary shares of several comparable companies in the same industry until the Company had adequate historical volatility of the share price. The dividend yield is estimated based on our expected dividend policy over the expected term of the options. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.

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

2021 Senior Management Awards

In May 2021, the Company’s shareholders and Board of Directors authorized and approved the 2021 Senior Management Awards. As a result, a director and executive officer of the Company received 2,601,000 ordinary shares with no associated performance or service based vesting conditions at nil consideration. The Company immediately recognized share-based compensation expenses of RMB197.2 million.

As the Company's ordinary shares were not publicly traded on the date the 2021 Senior Management Awards were granted, the Group, with the assistance of an independent third-party valuation firm, estimated the fair value of the ordinary shares by using a discounted cash flow approach to determine the enterprise value of the Company, which was then allocated to the Company’s various classes of equity, including preferred shares. The determination of the fair value of the Company’s ordinary shares requires complex and subjective judgments to be made regarding the forecasted revenues, gross margins and operating expenses, weighted average cost of capital and the discount for lack of marketability applied to the projected cash flows. If different estimates and assumptions had been used, the fair value of the ordinary shares could be significantly different and related share-based compensation expense may materially differ from the recognized amount.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.
SHARE BASED COMPENSATION (CONTINUED)

For the above-mentioned incentive plans and awards, the Group recognized aggregate share-based compensation expenses for the years ended December 31, 2020, 2021 and 2022 as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment expenses	1,974	32,673	45,979	6,666
Sales and marketing expenses	532	6,927	8,138	1,180
Product development expenses	4,370	42,666	113,965	16,524
General and administrative expenses	146,234	233,096	67,794	9,829
Total.	153,110	315,362	235,876	34,199

15.
INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiary in Hong Kong is subject to Hong Kong’s two-tiered profits tax regime, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Additionally, the Company’s subsidiary in Hong Kong may be exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company's subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax Law (the "EIT Law"), which was effective since January 1, 2008.

Pursuant to Caishui [2019] No. 13 and Caishui [2022] No. 13, from January 1, 2019 to December 31, 2024, qualifying Small-Scale Enterprises with minimal profits (“SSE”) are eligible for both the 75% reduction of taxable income and the reduced CIT rate of 20%. Additionally, qualified SSEs are eligible for a further 12.5% reduction of the first RMB1 million taxable income from January 1, 2021 to December 31, 2022. Qualifying SSE that derive annual taxable profit exceeding RMB1 million but less than RMB3 million are eligible for both the 50% reduction of taxable profit and the reduced CIT rate of 20%. Additionally, qualified SSEs are eligible for a further 25% reduction of taxable income exceeding RMB1 million but less than RMB3 million from January 1, 2022 to December 31, 2024. The Company’s PRC subsidiaries are generally subject to statutory income tax rate of 25% except for certain PRC subsidiaries that are taxed at a preferential tax rate of 20% as qualified as SSE.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise ("FIE") to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.
INCOME TAXES (CONTINUED)

The current and deferred components of income tax expenses appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Current tax	—	9,373	6,742	977
Deferred tax	—	—	—	—
Total	—	9,373	6,742	977

The Group's loss before income taxes by jurisdiction consisted of:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Non-PRC	(178,916)	20,929	(18,608)	(2,698)
PRC	(2,997,998)	(6,440,615)	(781,533)	(113,312)
Total.	(3,176,914)	(6,419,686)	(800,141)	(116,010)

The reconciliations of the income tax expenses for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Loss before income tax expense	(3,176,914)	(6,419,686)	(800,141)	(116,010)
PRC statutory tax rate	25%	25%	25%	25%
Income tax benefit computed at the statutory income tax rate	(794,228)	(1,604,922)	(200,035)	(29,002)
Non-deductible expenses	6,368	(8,320)	65,366	9,477
Transfer pricing adjustment	—	102,468	(102,468)	(14,856)
Non-taxable income	(126)	(1,561)	(79,893)	(11,584)
Research and development super- deduction	(55,306)	64,806	—	—
Statutory income/(expense)	7,298	(5,244)	(2,751)	(399)
Effect of preferential tax	22,992	5,022	(2)	(1)
Changes in valuation allowances	784,611	1,465,818	244,235	35,411
Impact of changes in tax rate on deferred tax	(16,464)	(5,023)	—	—
Effect of income tax rate difference in other jurisdictions	44,855	(3,671)	82,290	11,931
Income tax expenses	—	9,373	6,742	977

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.
INCOME TAXES (CONTINUED)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Deferred tax assets:
Operating lease liabilities	553,397	342,874	49,712
Allowance for credit losses	—	9,673	1,402
Accrued expenses and other current liabilities	4,134	3,490	506
Government subsidies	15,000	15,000	2,175
Tax losses carried forward	2,700,304	2,939,938	426,251
Less: valuation allowances*	(2,719,438)	(2,963,673)	(429,692)
Total deferred tax assets, net.	553,397	347,302	50,354
Deferred tax liabilities:
Operating lease right-of-use assets	(553,397)	(342,874)	(49,712)
Accelerated tax depreciation	—	(4,428)	(642)
Total deferred tax liabilities, net.	(553,397)	(347,302)	(50,354)
Deferred tax assets/liabilities, net	—	—	—

* The Company operates through its PRC subsidiaries and evaluates the potential realization of deferred tax assets on an entity basis. The Group recorded valuation allowances against deferred tax assets of those PRC subsidiaries that are in a three-year cumulative financial loss or had incurred losses since inception as of December 31, 2021 and 2022. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The tax losses in the PRC subsidiaries can be carried forward for five to ten years to offset future taxable income. As of December 31, 2022, the Group had tax loss carried forwards of RMB2,939.9 million (US$426.3 million), which will expire between 2024 to 2029.

The unrecognized tax benefits of the Group as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Balance at beginning of the year	593	117,468	17,031
Additions	117,468	—	—
Decreases	—	—	—
Settlement	(593)	(102,468)	(14,856)
Balance at end of the year	117,468	15,000	2,175

As of December 31, 2021 and 2022, the Company had recorded unrecognized tax benefit of RMB117.5 million and RMB15.0 million (US$2.2 million), of which RMB108.1 million and nil, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of unrecognized tax benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2021 and 2022, there were RMB 9.4 million and RMB15.0 million (US$2.2 million) of unrecognized tax benefits that, if ultimately recognized, will impact the effective tax rate.

The Company did not record any interest and penalties related to an uncertain tax position for the periods presented.

As of December 31, 2022, the tax years ended December 31, 2019 through period ended December 31, 2022 remain open to examination by the PRC tax authorities.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.
RELATED PARTY TRANSACTIONS AND BALANCES

The related parties that had transactions or balances with the Group in 2020, 2021 and 2022 consisted of:

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

On April 11, 2019, the Company granted a warrant to EatTogether as consideration to settle the Onshore Loans. Pursuant to the terms of the warrant, EatTogether is entitled to purchase redeemable convertible preferred shares at the same issuance price as the subsequent round of financing that meets a targeted pre-money valuation of the Company for an aggregate purchase price of US$28.7 million, which is the USD equivalent of the carrying value of the Onshore Loans of RMB190.5 million (“EatTogether Warrant”). Upon issuance of the EatTogether Warrant, the Onshore Loans were considered extinguished and derecognized. The RMB190.5 million was not repaid to the Founder by Shanghai 100me in 2019 and considered a prepayment for the future exercise price for the EatTogether Warrant and recorded as “Amounts due to related parties” as of December 31, 2019. Pursuant to a supplementary agreement entered into between the Founder and the Company on March 30, 2020, upon the Founder’s exercise of the EatTogether Warrant and payment of US$28.7 million to the Company, Shanghai 100me would repay RMB190.5 million to the Founder. In April 2020, the Founder exercised the EatTogether Warrant and received 6,664,000 Series B4-1 redeemable convertible preferred shares (Note 17).

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

The Group provided interest free loans of RMB9.0 million and RMB1.1 million to Mr. Liang Changlin and Tiejun, respectively, in 2020 which were fully repaid on April 15, 2021.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.
REDEEMABLE CONVERTIBLE PREFERRED SHARES

As of January 1, 2021, the Company had outstanding preferred shares as follows:

•
5,910,100 Series Angel preferred shares for a total cash consideration of RMB10.0 million issued in April 2014;
•
8,985,050 Series Pre-A preferred shares at US$0.72 per share for a total cash consideration of US$6.5 million issued in May 2018;
•
22,096,550 Series A preferred shares at US$0.79 per share for a total cash consideration of US$17.4 million issued in September 2018;
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

All the issued and outstanding Preferred Shares were automatically converted into 250,826,100 Class A Ordinary Shares upon completion of the Company’s IPO in July 2021.

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

17.
REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

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

The redemption price of each preferred share other than the Series Angel preferred share and Series Angel+ preferred share equals to (i) the original issue price as adjusted for the Share Subdivision, plus (ii) 8% annual compound interest calculated from the actual payment date of the original issue price, plus (iii) all accrued but unpaid dividends. The redemption price of the Series Angel preferred share and the Series Angel+ preferred share equals to the original issue price as adjusted for the Share Subdivision, plus 8% annual simple interest calculated from the actual payment date of the original issue price.

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

In the event the Company shall declare a dividend or distribution other than in cash, each preferred shareholder shall be entitled to a proportionate share of any such distribution as though the holders of the Preferred Shares were holders of the number of ordinary shares into which their Preferred Shares are convertible.

For the years ended December 31, 2020, 2021 and 2022, no dividends were declared by the Company’s Board of Directors on the Preferred Shares.

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

Initial measurement and subsequent accounting for Preferred Shares

The Preferred Shares are initially classified as mezzanine equity in the consolidated balance sheets as these Preferred Shares may be redeemed at the options of the holders on or after an agreed upon date outside the sole control of the Group. The holders of the Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares. The Preferred Shares are recognized at their respective fair value at the date of issuance, net of issuance costs. The issuance costs for Series B, Series B2, Series B3, Series B4, Series C1, Series D and Series D+ preferred shares were RMB5.0 million, RMB3.3 million, RMB9.0 million, RMB9.9 million, RMB19.6 million (US$3.0 million), RMB39.7 million (US$6.1 million) and RMB21.3 (US$3.3 million) million respectively. In 2019, the Company received total cash proceeds, net of issuance costs of RMB961.1 million for the issuance of Series B, Series B2, Series B3 and Series B4 preferred shares. In 2020, the Company received total cash proceeds, net of issuance costs of RMB2,171.3 million from the issuance of Series C1 preferred shares. In 2021, the Company received total cash proceeds, net of issuance costs of RMB6,646.5 million (US$1,043.0 million) from the issuance of Series D and Series D+ preferred shares.

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

Beneficial conversion features ("BCF") exist when the conversion price of the Preferred Shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date of the Preferred Shares. No BCF was recognized for the Preferred Shares as the fair value per ordinary share at the commitment date was less than the respective most favorable conversion price, as adjusted for the Share Subdivision. The Group determined the fair value of the Company’s ordinary shares with the assistance of an independent third-party valuation firm.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.
REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Initial measurement and subsequent accounting for Preferred Shares (Continued)

The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No contingent BCF was recognized for any of the Preferred Shares for the years ended December 31, 2020, 2021 ad 2022, respectively.

As the Preferred Shares will become redeemable solely based on the passage of time should the contingent events not occur, the Company chose to recognize the changes in redemption value as they occur over the period from the date of issuance to the earliest redemption date to equal the redemption value of the Preferred Shares at each reporting period. Accretion charges were recorded as an increase to the net loss attributable to ordinary shareholders and were RMB320.3 million, RMB288.4 million and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

Modification and Extinguishment of Preferred Shares

Upon the issuance of the Series C1 preferred shares in April 2020, Series D preferred shares in March 2021 and Series D+ preferred shares in May 2021, the redemption term of any previously issued series of preferred shares were modified to be the same as the redemption term of the Series C1, Series D and Series D+ preferred shares. As a result, the earliest redemption date was extended from December 31, 2024 to March 31, 2025 upon issuance of the Series C1 preferred shares, from March 31, 2025 to March 31, 2026 upon issuance of the Series D preferred share and from March 31, 2026 to May 11, 2026 upon issuance of the Series D+ preferred shares, in the event the Company does not complete a Qualified IPO. Further, as part of the Reorganization described in Note 1, the shareholders of Shanghai 100me surrendered their equity interests in Shanghai 100me in exchange for the Company’s redeemable convertible preferred shares in proportion to their ownership interests in Shanghai 100me at a price equal to their original investment principal in Shanghai 100me. The terms of the Company’s redeemable convertible preferred shares equity interests were substantially similar to the terms of the equity interests held by the shareholders of Shanghai 100me.

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

The Company’s preferred shares activities for the years ended December 31, 2020, 2021 ad 2022, respectively, are summarized below:

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.
REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

	Series Angel Preferred Shares		Series Angel+ Preferred Shares		Series Pre-A Preferred Shares		Series A Preferred Shares		Series A+ Preferred Shares		Series B Preferred Shares
	(in thousands of RMB and US$, except for number of shares)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	5,910,100	11,664	7,803,400	27,512	8,985,050	50,764	22,096,550	131,855	1,060,200	13,254	19,473,100	340,234
Issuance of Preferred Shares	—	—	465,550	10,967	—	—	—	—	—	—	—	—
Accretion of Preferred Shares	—	736	—	2,207	—	4,032	—	10,482	—	1,054	—	24,185
Balance as of December 31, 2020	5,910,100	12,400	8,268,950	40,686	8,985,050	54,796	22,096,550	142,337	1,060,200	14,308	19,473,100	364,419

Balance as of December 31, 2020	5,910,100	12,400	8,268,950	40,686	8,985,050	54,796	22,096,550	142,337	1,060,200	14,308	19,473,100	364,419
Issuance of Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of Preferred Shares	—	396	—	1,151	—	2,126	—	5,521	—	555	—	17,949
Automatic conversion of preferred shares to ordinary shares upon IPO	(5,910,100)	(12,796)	(8,268,950)	(41,837)	(8,985,050)	(56,922)	(22,096,550)	(147,858)	(1,060,200)	(14,863)	(19,473,100)	(382,368)
Balance as of December 31, 2021 and 2022	—	—	—	—	—	—	—
								—	—	—	—	—
Balance as of December 31, 2021 and 2022 (US$)	—	—	—	—	—	—	—	—	—	—	—	—

	Series B2 Preferred Shares		Series B3 Preferred Shares		Series B4-1 Preferred Shares		Series B4 Preferred Shares		Series C1 Preferred Shares		Series D Preferred Shares		Series D+ Preferred Shares
	(in thousands of RMB and US$, except for number of shares)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	11,072,800	220,030	28,013,200	783,804	—	—	6,989,700	204,794	—	—	—	—	—	—
Issuance of Preferred Shares	—	—	—	—	7,269,600	259,914	—	—	51,329,600	2,799,817	—	—	—	—
Accretion of Preferred Shares	—	16,109	—	57,341	—	24,171	—	15,697	—	164,287	—	—	—	—
Balance as of December 31, 2020	11,072,800	236,139	28,013,200	841,145	7,269,600	284,085	6,989,700	220,491	51,329,600	2,964,104	—	—	—	—

Balance as of December 31, 2020	11,072,800	236,139	28,013,200	841,145	7,269,600	284,085	6,989,700	220,491	51,329,600	2,964,104	—	—	—	—
Issuance of Preferred Shares	—	—	—	—	—	—	6,989,750	359,832	2,895,100	158,507	49,207,650	4,547,263	21,264,750	2,099,195
Accretion of Preferred Shares	—	11,702	—	39,479	—	3,871	—	(99,577)	—	133,863	—	128,382	—	42,962
Automatic conversion of preferred shares to ordinary shares upon IPO	(11,072,800)	(247,841)	(28,013,200)	(880,624)	(7,269,600)	(287,956)	(13,979,450)	(480,746)	(54,224,700)	(3,256,474)	(49,207,650)	(4,675,645)	(21,264,750)	(2,142,157)
Balance as of December 31, 2021 and 2022	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2021 and 2022 (US$)

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.
REDEEMABLE NONCONTROLLING INTERESTS

In December 2021, one of the Group’s subsidiaries issued 2,727,273 preferred shares to a third-party investor for total cash consideration of RMB30.0 million. The same subsidiary issued another 6,372,636 preferred shares to the same investor and another third-party investor during the year ended December 31, 2022 and received aggregate cash consideration of RMB70.0 million (US$10.1 million).

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

The Group accounts for the changes in accretion to the redemption value in accordance with ASC 480, Distinguishing Liabilities from Equity. The Group elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests.

The movement in the carrying value of the redeemable noncontrolling interests is as follows:

	Redeemable noncontrolling interests
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)
Balance at the beginning of the year	—	30,000	4,350
Issuance of subsidiary shares	30,000	70,000	10,149
Accretion of redeemable noncontrolling interests	—	7,490	1,086
Balance at the end of the year	30,000	107,490	15,585

19.
NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2020, 2021 and 2022 are calculated as follows:

	For the year ended December 31,
	2020	2021		2022
	Ordinary shares	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss	(3,176,914)	(4,628,133)	(1,800,926)	(671,187)	(97,313)	(135,696)	(19,674)
Accretion of redeemable convertible preferred shares	(320,301)	(207,598)	(80,782)	—	—	—	—
Accretion of redeemable noncontrolling interests	—	—	—	(6,230)	(903)	(1,260)	(183)
Numerator for computing basic and diluted net loss per share	(3,497,215)	(4,835,731)	(1,881,708)	(677,417)	(98,216)	(136,956)	(19,857)
Denominator:
Weighted average number of ordinary shares outstanding	63,690,000	140,170,091	54,543,800	269,787,113	269,787,113	54,543,800	54,543,800
Loss per share (RMB):
Basic and diluted net loss per share:	(54.91)	(34.50)	(34.50)	(2.51)	(0.36)	(2.51)	(0.36)

29,633,200 and 29,701,893 Class A ordinary shares held by the Offshore ESOP Platforms as of December 31, 2021 and 2022 are considered issued but not outstanding (Note 14) and therefore, not included in the calculation of basic and diluted net loss per share.

Following the Share Subdivision on June 8, 2021 as disclosed in Note 13, each issued and outstanding ordinary share and redeemable convertible preferred share was subdivided into fifty ordinary shares and redeemable convertible preferred shares, respectively. The weighted average number of ordinary shares used for the calculation of basic and diluted net loss per share for the year ended December 31, 2020 have been retrospectively adjusted.

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

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion. Amounts appropriated to the PRC statutory reserve funds were insignificant for the periods presented.

21.
RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB797.8 million (US$115.7 million) of the Company’s total consolidated net assets as of December 31, 2022. In accordance with Rule 4-08(e)(3) of Regulation S-X, the parent company only condensed financial information is disclosed in Note 23.

22.
COMMITMENTS AND CONTINGENCIES

Cloud service purchase commitment

As of December 31, 2022, the Company has outstanding purchase commitments in relation to cloud services consisting of the following:

	RMB	US$
	(in thousands)
For the year ending December 31, 2023	25,341	3,674

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

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.
COMMITMENTS AND CONTINGENCIES (CONTINUED)

In August 2022, the Company and certain of its directors and officers were named as defendants in a securities class action lawsuit filed in in the U.S. District Court for the Southern District of New York. The plaintiff in the action asserted non-fraud, strict liability claims under the U.S. Securities Act and alleged material omissions and misrepresentations in the Company’s registration statements on Form F-1 (including all amendments made thereto) and final prospectus (collectively, the “Offering Documents”) issued in connection with the Company’s U.S. listing. This case remains in the preliminary stage and the likelihood of any unfavorable outcome or the amount or range of any potential loss associated with the resolution of this lawsuit cannot be reasonably estimated at the issuance date of the consolidated financial statements. As a result, as of December 31, 2022, the Company did not record any liabilities for the loss contingencies pertaining to the case described above.
23.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets (in thousands)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	24,500	36,526	5,296
Short-term investments	700,052	20,894	3,029
Amounts due from subsidiaries	8,496	267,947	38,848
Other current assets	1,723	854	124
Total current assets	734,771	326,221	47,297
TOTAL ASSETS	734,771	326,221	47,297
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	4,133	16,044	2,326
Amounts due to subsidiaries	2,569	—	—
Total current liabilities	6,702	16,044	2,326

TOTAL LIABILITIES	6,702	16,044	2,326
Shareholders’ equity
Class A ordinary shares (US$0.000002 par value per share; 20,000,000,000 and 20,000,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 299,797,728 and 299,797,728 shares issued as of December 31, 2021 and 2022, 270,054,584 and 269,942,489 shares outstanding as of December 31, 2021 and 2022, respectively)	3	3	1
Class B ordinary shares (US$0.000002 par value per share; 2,500,000,000 and 2,500,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 54,543,800 and 54,543,800 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	1	1	—
Additional paid-in capital	13,685,062	13,922,811	2,018,618
Treasury stock	(7,042)	(20,666)	(2,997)
Accumulated deficit	(12,765,713)	(13,580,086)	(1,968,928)
Accumulated other comprehensive loss	(184,242)	(11,886)	(1,723)
TOTAL SHAREHOLDERS’ EQUITY	728,069	310,177	44,971
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	734,771	326,221	47,297

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive loss (in thousands)

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(142,186)	(271,436)	(578,473)	(83,871)
Total operating expenses	(142,186)	(271,436)	(578,473)	(83,871)
Loss from operations	(142,186)	(271,436)	(578,473)	(83,871)
Interest income	7,699	8,611	1,670	242
Interest expenses	(21,334)	—	—	—
Other expenses	(29,141)	—	—	—
Changes in fair value of warrant liabilities	11,450	(44,457)	—	—
Share of losses in subsidiaries	(3,003,402)	(6,121,777)	(237,570)	(34,444)
Net loss.	(3,176,914)	(6,429,059)	(814,373)	(118,073)
Accretions of redeemable convertible preferred shares	(320,301)	(288,380)	—	—
Net loss attributable to ordinary shareholders	(3,497,215)	(6,717,439)	(814,373)	(118,073)
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustments	(53,370)	(161,281)	172,356	24,989
Comprehensive loss.	(3,230,284)	(6,590,340)	(642,017)	(93,084)
Accretions of redeemable convertible preferred shares	(320,301)	(288,380)	—	—
Comprehensive loss attributable to ordinary shareholders.	(3,550,585)	(6,878,720)	(642,017)	(93,084)

Condensed statements of cash flows (in thousands)

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net cash generated from/(used in) operating activities	7,564	(4,066)	(29,541)	(4,284)
Net cash (used in)/generated from investing activities	(1,957,689)	(7,713,202)	43,166	6,259
Net cash generated from/(used in) financing activities	2,281,673	7,215,688	(16,674)	(2,417)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(41,844)	(25,625)	15,075	2,186
Net increase/(decrease) in cash and cash equivalents	289,704	(527,205)	12,026	1,744
Cash and cash equivalents at beginning of the year	262,001	551,705	24,500	3,552
Cash and cash equivalents at end of the year.	551,705	24,500	36,526	5,296

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

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10 Investment-Equity Method and Joint Ventures, such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of the subsidiaries’ losses as “Share of losses in subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company’s carrying amount of its investment in subsidiaries for its share of the subsidiaries cumulative losses were reduced to nil and the carrying amount of “Amounts due from subsidiaries” was further adjusted as of December 31, 2021 and 2022.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of December 31, 2021 and 2022.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.