Form 20-F
period 2023-12-31
Dingdong (Cayman) Ltd
filed 2024-04-19
CIK 1854545

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Song Wang, Chief Financial Officer

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

299,797,728 Class A ordinary shares (including 654,896 treasury shares held in forms of ADSs by our depositary bank, and 28,207,729 shares held by our ESOP platforms for future exercise of share option awards granted under our share incentive plans), par value US$0.000002 per share, as of March 31, 2024.

54,543,800 Class B ordinary shares, par value US$0.000002 per share, as of March 31, 2024.

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
•
“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; the only instances in which Hong Kong, Macau and Taiwan are not included in the definition of “China” or “PRC” is when we reference specific laws and regulations that have been adopted by the People’s Republic of China and other legal and tax matters related to the People’s Republic of China;
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
•
“GMV” refers to gross merchandise value, which is the total value of all orders placed with us based on listed discounted prices of the ordered products, or, for our Dingdong Outlets, the actual amount paid by our customers, deducting refunds. For the avoidance of doubt, the calculation of GMV does not take into consideration of discounts through coupons, and excludes shipping fees and orders that are returned, not delivered or not sold by all means;
•
“ordinary shares” or “shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.000002 per share;
•
“PRC government” or “State” refers to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;
•
“Renminbi” or “RMB” refers to the legal currency of mainland China;
•
“SEC” refers to the United States Securities and Exchange Commission.
•
“transacting user” refers to a user account that paid for transactions of products on Dingdong Fresh, our app and mini programs, in a given period, regardless of whether the order is subsequently refunded;
•
“U.S. dollars” or “US$” refers to the legal currency of the United States.

Our reporting currency is the Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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
•
the expected outlook of the fresh grocery e-commerce market in mainland China;
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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our Corporate Structure

Dingdong (Cayman) Limited is not a Chinese operating company, but a Cayman Islands holding company with no material operations of its own. We conduct our operations through our subsidiaries located in mainland China, or PRC subsidiaries. Investors in the ADSs are purchasing beneficial equity interests in Dingdong (Cayman) Limited, the Cayman Islands holding company, rather than purchasing beneficial equity interests in any of our operating companies. This holding company structure involves unique risks to investors. As a holding company, Dingdong (Cayman) Limited may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to Dingdong (Cayman) Limited may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, if the PRC regulatory authorities disallow this holding company structure or limit or hinder our ability to conduct our business through, receive dividends or distributions from, or transfer funds to, our PRC subsidiaries or list on a U.S. or other foreign exchange, our operations would likely be materially changed and/or adversely affected, and the value of our securities could decline significantly or become worthless. See “Item 3. Key Information — Our Corporate Structure,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in Mainland China — We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business or financial condition.”

The following diagram illustrates our corporate structure, including our principal subsidiaries as of December 31, 2023.

Dingdong (Cayman) Limited
(Cayman Islands)
100%
Dingdong Fresh Holding Limited
(BVI)
100%
Dingdong Fresh (Hong Kong) Limited
(Hong Kong)
Offshore
Onshore
100%
100%
100%
Chizhiyiheng (Nanjing) Supply Chain Co., Ltd.
Shanghai 100me Internet Technology Co., Ltd.
Baqianlilu (Wuxi) Network Technology Co., Ltd.
100%
100%
100%
100%
100%
100%
100%
91.67%*
Yihengyishu (Shanghai) E-Commerce Co., Ltd.
Chizhiyiheng (Shanghai) E-commerce Co., Ltd.
Shilaiyunzhuan (Hangzhou) E-commerce Co., Ltd.
Shishishun (Shenzhen) E-commerce Co., Ltd.
Shishishun (Jiangsu) E-Commerce Co., Ltd.
Chao Lizhi (Jiangsu) E-Commerce Co., Ltd.
Beijing Bujiangjiu E-Commerce Co., Ltd.
Shanghai Yushengbaigu Food Co., Ltd.

* 6.85% was held by Shanghai Ocean Link Bohui Investment Center (Limited Partnership), 1.22% was held by Nanjing Gaorong Phase V No.1 Equity Investment Partnership (Limited Partnership), and 0.27% was held by Sanya Gaorong Phase V No.2 Equity Investment Fund Partnership (Limited Partnership)

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, as amended by the Consolidated Appropriations Act that was signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On May 9, 2022, we were named by the SEC as a Commission-Identified Issuer, following our filing of annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on May 2, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections completely. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China or Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong, and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work. Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our operations through our PRC subsidiaries. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities for their current business operations, which include, Food Operating Permit, Alcohol Wholesale License, Record-filing for Operation of Class II Medical Devices, Record-filing for Online Sale of Medical Devices, Record-filing for Sale of Pre-packaged Food, License or Approval for the Sale and Acquisition of the Second-class National Key Protection Wild Plant, Shanghai Filing Certificate for Service Operation of Food Storage and Transportation, Record-Filing of E-commerce Livestream Platform, Internet Drug Information Service Qualification Certificate (non-operational), Road Transport Operating License, Approval for Implementing Comprehensive Calculation and Irregular Working System and Registration of Single-Purpose Commercial Prepaid Cards, and no such requisite licenses and permits have been denied. If we fail to obtain and/or maintain requisite licenses and permits in a timely manner or at all, or if we inadvertently conclude that some permissions or approvals are not required by us, we may be subject to penalties (such as fines, confiscation of illegal gains) or other disciplinary actions from the relevant governmental authorities for conducting our business without the above-mentioned licenses or permits. Given the PRC laws and regulations are still evolving and changing, and that it is uncertain whether new legislations, regulations or interpretations may be promulgated or adopted in the future requiring us to obtain additional licenses, permits, filings, or approvals for our business operations in the future. In that case, we will strive to obtain such additional licenses, permits, filings, or approvals for our business operations in a timely manner to comply with applicable laws and regulations. If we fail to obtain any of such additional licenses, permits, filings, or approvals, we may subject to penalties (such as fines) or other disciplinary actions imposed by relevant governmental authorities. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Furthermore, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, and five supporting guidelines, which has come into effect on March 31, 2023. According to the Trial Administrative Measures, a filing-based regulatory system is applied to overseas offering and listing of PRC domestic companies. Pursuant to the Announcement relating to the Notice on Filing Management Arrangements for Overseas Securities Offering and Listing by Domestic Companies issued on February 17, 2023 by the CSRC, domestic companies that had been listed overseas prior to March 31, 2023 are categorized as “existing enterprises” and are not required to file with the CSRC with respect to their previous listings. Therefore, based on our PRC legal advisers' opinion, with respect to our historical issuance of securities to foreign investors in June 2021, we are not required to obtain permission or file with CSRC under the Trial Administrative Measures. As of the date of this annual report, we had not received any request from the CSRC to obtain any approval or complete any filing for our listing on NYSE in June 2021. Additionally, if we intend to conduct future securities offering in the same market where we listed, we shall file with CSRC within three business days after completion of such securities offering. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Moreover, based on the opinion of our PRC legal advisers for cybersecurity and data compliance, we are not required to proactively go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in

connection with our historical issuance of securities to foreign investors in June 2021, based on the following reasons. Firstly, the revised Measures for Cybersecurity Review promulgated by CAC on December 28, 2021, which require an online platform operator to proactively apply for cybersecurity with CAC if such operator possesses personal information of over one million users and pursues a foreign listing, took effect from February 15, 2022. Pursuant to Article 93 of the Legislative Law of PRC, the revised Cybersecurity Review Measures, which are departmental regulations, do not have retroactive effect, and therefore, such cybersecurity review requirement does not apply to our historical issuance of securities to foreign investors and our listing on NYSE in June 2021. In addition, such conclusion was also confirmed by our PRC legal advisors’ formal phone consultation with China Cybersecurity Review Technology and Certification Center on May 16, 2022, the only and competent institution appointed by the CAC to be responsible for accepting application for cybersecurity reviews. Furthermore, we have not received any request from the CAC, with respect to cybersecurity review or any other approval from the CAC for operating our businesses or maintaining our listing on NYSE in June 2021.

Cash Flows through Our Organization

Dingdong (Cayman) Limited is not a Chinese operating company, but a Cayman Islands holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, the ability of Dingdong (Cayman) Limited to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends primarily paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Dingdong (Cayman) Limited. To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets.

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in mainland China—Restrictions on the remittance of Renminbi into and out of Mainland China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.” For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to Dingdong (Cayman) Limited by our PRC subsidiaries.

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

Under PRC laws, Dingdong (Cayman) Limited may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2021, 2022 and 2023, the aggregate amount of capital contribution by Dingdong (Cayman) Limited and our intermediate holding companies to our PRC subsidiaries were RMB2,951.2 million,

RMB3,889.9 million and RMB12.3 million (US$1.7 million), respectively. For the years ended December 31, 2021, 2022 and 2023, the Cayman Islands holding company and our intermediary holding companies provided loans of RMB2,900.4 million, RMB539.1 million and RMB16.6 million (US$2.3 million), respectively, to our PRC subsidiaries, and received loan repayments of RMB333.0 million, RMB3,279.0 million and nil, respectively.

We have established stringent controls and procedures for cash flows within our organization with reference to applicable regulations. Each transfer of cash among our Cayman Islands holding company and our subsidiaries is subject to different levels of internal approval. To effect a cash transfer, a number of steps are needed, including but not limited to the issuance of payment receipt, inspection of the invoice, and payment execution. A single employee is not permitted to complete the entire cash transfer process, but rather only a limited portions. Only the finance department is authorized to make cash transfers, which is subject to tiered approval procedures. We segregate the approval, invoice issuance, payment execution and record keeping roles within the finance department to mitigate risk.

Risks and Uncertainties Relating to Doing Business in China

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving PRC laws and regulations in mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the PCAOB on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future, or continue to list on NYSE. However, new regulatory actions related to data security or anti-monopoly concerns in Hong Kong may be taken in the future, and such regulatory actions may have a material impact on our ability to conduct business, accept foreign investment, or continue to list on NSYE.

On June 30, 2020, the Standing Committee of the National People’s Congress of the PRC, or the Standing Committee of the NPC, promulgated the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, or the Law of PRC on Safeguarding National Security in Hong Kong, the interpretation of which involves a degree of uncertainty. The PRC government has also recently issued regulations on the supervision of overseas listed PRC businesses, and check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to mainland China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from mainland China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the United States, which could cause the value of our ADSs to significantly decline or become worthless. As of the date of this annual report, our Hong Kong subsidiary has not received any inquiry or notice or any objection from any PRC authority or Hong Kong authority.

Enforceability of Civil Liability

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, all of our current directors and officers named in this annual report reside within mainland China and Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

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
•
Changes in mainland China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations.
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
•
Restrictions on the remittance of Renminbi into and out of mainland China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.
•
We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business or financial condition.
•
PRC governmental authorities may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of our securities to significantly decline or in extreme cases, become worthless. For details, see “Risk Factors — Risks Related to Doing Business in China — The PRC government has significant oversight and control over our business operation, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs;”
•
There are uncertainties in the PRC legal system. Some rules and regulations in mainland China might change quickly with little advance notice. The interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. Such risks and uncertainties could result in a material adverse change in our operations and the value of our ADSs. For details, see “Risk Factors — Risks Related to Doing Business in China — The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, which may materially and adversely affect our business, financial condition, and results of operations;”
•
To the extent cash or assets in the business is in mainland China/Hong Kong or a mainland China/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China/Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or our subsidiaries’ by the PRC government to transfer cash or assets. In addition, there is no assurance that the PRC government will not intervene in or impose restrictions on our ability or our subsidiaries’ to transfer cash or assets. For a detailed description of the underlying risks, see “Risk Factors—Risks Related to Doing Business in China— PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Risks Relating to Our Business and Industry

Our limited operating history makes it difficult to evaluate our business and prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

We commenced our commercial operations in 2017 and have a limited operating history. We experienced significant growth since our inception. Our revenues were RMB19,971.2 million (US$2,812.9 million) in 2023, kept stable compared with 2021. Our average order value increased from RMB58.7 in 2021 to RMB72.1 in 2023. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing user spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, decreasing demand for online groceries, and changes in rules, regulations, government policies or general economic conditions. In addition, our growth pace may also be impacted by our strategic shift of focus on sustainable growth. It is difficult to evaluate our prospects as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected, and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

We have incurred net losses in the past and we may continue to incur losses in the future.

Our total revenues grew from RMB20,121.1 million in 2021 to RMB24,221.2 million in 2022 and declined to RMB19,971.2 million (US$2,812.9 million) in 2023, primarily due to the high base effect during 2022 when more Covid infections drove a surge in order volumes, withdrawal from a number of cities and stations in 2023 and impact of declining consumer prices for certain commodities, such as pork and vegetables, throughout 2023. Our GMV grew from RMB22,704.1 million in 2021 to RMB26,247.9 million in 2022 and declined to RMB21,969.3 million (US$3,094.3 million) in 2023. We recorded net loss of RMB6,429.1 million, RMB806.9 million and RMB91.3 million (US$12.9 million) in 2021, 2022 and 2023, respectively, and non-GAAP net loss of RMB6,113.7 million, RMB571.0 million in 2021 and 2022, and non-GAAP net profit of RMB45.4 million (US$6.4 million) and 2023, respectively. Starting from the third quarter of 2021, we shifted our strategic focus to “efficiency first, with due consideration of scale”, and managed to achieve profitability. Guided by such strategy, we have achieved non-GAAP profitability for five consecutive quarters since the fourth quarter of 2022 and achieved full-year non-GAAP profitability for the first time in 2023. However, we cannot assure you that we will be able to generate net profits in the future. Our ability to achieve and maintain profitability depends, in large part, on our capacity to increase our gross margin. This is accomplished by leveraging our product capabilities to manage our product mix, expand our product offerings, and optimize our fulfillment cost ratio through enhanced operational efficiency in the fulfillment process. Furthermore, our growth in scale plays a crucial role in securing more favorable terms from our suppliers. Accordingly, we intend to continue to invest for the foreseeable future in enhancement of product capabilities, technology innovation and research and development capabilities to support our sustainable growth. As a result of the foregoing, we may continue to incur losses in the future. In addition, any change in macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner may also affect our ability to achieve profitability, and cause us to incur losses in the future.

We face intense competition, and if we fail to compete effectively, we may lose market share, users and our business partners.

The e-commerce industry in mainland China, in particular the fresh grocery e-commerce industry, is intensely competitive. We compete for users, orders, products and third-party suppliers. Our current or potential competitors include (i) other fresh grocery e-commerce players in mainland China, (ii) traditional e-commerce and other Internet companies in mainland China, and (iii) major traditional retailers in mainland China that are moving into fresh grocery e-commerce and physical retail stores and supermarkets. See “Item 4. Information on the Company—B. Business Overview—Competition.”

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

We believe that the recognition and reputation of our Dingdong or “” brand among our users, suppliers and third-party service providers have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

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
•
increase brand awareness through marketing and brand promotion activities; and
•
preserve our reputation and goodwill in the event of any negative publicity on consumer experience, internet and data security, product quality, price or authenticity, or other issues affecting us or other fresh grocery e-commerce businesses in mainland China.

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

We source products from third-party suppliers and vendors. We had approximately 2,000 suppliers in 2023. Our suppliers include local farms, cooperatives, brands, regional distributors and manufacturers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing and payment terms and in sufficient quantities. We typically enter into one-year framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, pandemics, natural disasters or other causes. In the event that we are not able to procure products at favorable prices and at sufficient quantities, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant farms or manufacturers to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. Our accounts payable turnover days was 43.0 days in 2022 which was relatively stable compared with 41.3 days in 2021. Our accounts payable turnover days increased slightly to 43.6 days in 2023. Despite our best efforts to have our suppliers paid in time, if we fail to pay our suppliers in a timely manner in accordance with the current payment terms, disputes may arise, and our relationship with our suppliers may deteriorate. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our users, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

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

We have successfully expanded our business to 25 cities across mainland China as of December 31, 2023. And, as of the date of this annual report, a significant portion of our revenue and GMV was derived from the Yangtze River Delta Megalopolis. We may selectively expand into more markets which we believe have growth potential. Expansion into new geographical areas involves new risks and challenges. Our lack of familiarity with, and relevant transaction data relating to, these geographical areas may make it more difficult for us to keep pace with the evolving consumer demands and preferences. In addition, there may be one or more existing market leaders in any geographical area that we decide to expand into. Such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their deeper data insight and greater brand recognition among consumers. We may need to adjust our pricing strategies and make additional marketing efforts to gain market share or remain competitive in new markets. Furthermore, we cannot assure you that we will be able to lease suitable fulfillment facilities on commercially acceptable terms or at all. Moreover, there may be a lack of demand for fresh grocery, the order density in those smaller, less developed areas may not be sufficient to allow us to operate our own delivery network in a cost-efficient manner and we may need to adjust our pricing strategies to adapt to local economic conditions. Also, the expansion into new geographical areas may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

We had in the past withdrawn from certain cities due to our shift of strategic focus, which resulted in decline in transacting user number and order volume, and we may continue to do so in the future.

Starting from the third quarter of 2021, we shifted our strategic focus to “efficiency first, with due consideration of scale”. Led by such initiative, we had withdrawn from cities which contributed immaterial GMV historically but required substantial investment and efforts to build up a strong market presence and achieve economy of scale. We also closed down certain regional processing centers and frontline fulfillment stations in these cities. This had resulted in incremental expenses, including among others, (i) penalties we paid to landlord for early termination of leases for our fulfillment facilities, (ii) employee severance payment due to early termination of their employment agreements, and (iii) loss on disposal of property and equipment. Moreover, this also resulted in declines in the number of transacting user and order volume in the short-term, however, we believe that this will enhance our operating efficiency and cost-effectiveness in the longer term. Going forward, we will closely monitor the performance of our existing markets, and may continue to withdraw from cities when necessary to further enhance our operational efficiency, which may negatively impact our performance and reputation.

Failure to manage our fulfillment infrastructure cost-effectively or any interruption in the operation of the warehouse facilities for an extended period may negatively affect our business, prospects and results of operations.

We believe that our fulfillment infrastructure, consisting of strategically located regional processing centers and frontline fulfillment stations, is essential to our success. In the future, to accommodate our growth and development strategy, we may establish regional processing centers and frontline fulfillment stations in new regions, or combine, relocate or close existing ones, to enhance our fulfillment efficiency. As our business grows, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to take on suitable fulfillment facilities on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees for our fulfillment infrastructure. In addition, management of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage the overall fulfillment infrastructure successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage our fulfillment infrastructure cost-effectively, it may not give us the competitive advantage that we expect if improved third-party fulfillment services become widely available at reasonable prices to e-commerce companies in mainland China.

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

Our inventories increased by 12.5% from RMB537.5 million as of December 31, 2021 to RMB604.9 million as of December 31, 2022, and further decreased by 22.0% to RMB471.9 million (US$66.5 million) as of December 31, 2023. While our inventory turnover days are shorter than those of our peers, as we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory spoilage, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition. Furthermore, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

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

We are required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cybersecurity Law, the PRC Data Security Law and Personal Information Protection Law, to ensure the confidentiality, integrity and availability of the information of our users, members, and suppliers, which is also essential to maintaining their confidence in our services. However, the interpretation and implementation of such laws in mainland China and elsewhere are often uncertain and in flux.

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

New laws or regulations concerning data protection, or the interpretation and implementation of existing data security and privacy protection laws or regulations may be announced, published for public consultations, issued, or promulgated from time to time on November 14, 2021, the CAC published the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Regulations. The Draft Cyber Data Regulations provides that data processor conducting the following activities shall apply for conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. As of the date of this annual report, there has been no further clarifications from the authorities as to the standards for determining such activities that “affects or may affect national security.” The period for which the CAC solicited comments on the Draft Cyber Data Regulations ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the Draft Cyber Data Regulations. As of the date of this annual report, the Draft Cyber Data Regulations is still in draft form and has not come into force.

As at the date of this annual report, we believe we are compliant with the requirements under applicable regulations and policies that have been issued by the CAC to date, on the basis that (i) we have established a comprehensive security system, supported by our risk management system that spans from the individual end users across our entire network, covering our mobile app and mini-programs, data, services, our internal office, and R&D environments. we have established internal rules, policies and protocols covering cybersecurity, data security and personal information protection according to applicable laws and standards, to provide clear guidance on the safeguards of our network, the business data and personal information originated, collected and processed by us during our operation and govern how we may access and use such data, (ii) we adopted organizational and technical measures to ensure the security of such data against unauthorized access, disclosure, leakage, or tempering, (iii) we have established internal management bodies responsible for information security, data security and personal information protection respectively in accordance with the requirements of applicable laws and regulations and have appointed persons in charge of those matters,(iv) we had not been subject to any fines or other penalties due to non-compliance with data privacy and security laws or regulations; and (v) we maintain good communication and interaction with the relevant regulators in this regard.

New laws or regulations concerning data protection and cyber security, or the interpretation and implementation of such new laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. The introduction of new products or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. We continue to closely monitor and assess further developments regarding laws and regulations on cybersecurity, data security and protection of personal information, particularly those laws and regulations issued by CAC and be prepared to comply with the newly issued regulatory requirements.

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

Under relevant PRC laws and regulations, the address of any warehouse which is established outside the operation place of any of our PRC operating subsidiary and its changes shall be reported to the competent administration for market regulation of such PRC operating subsidiary within a prescribed time period, or otherwise, such subsidiary may be ordered to rectify, and even subject to regulatory fines ranging from RMB1,000 to RMB10,000 if fails to rectify as per requested by relevant governmental authority. As of the date of this annual report, not all of the addresses of our regional processing centers and frontline fulfillment stations have been reported to relevant governmental authorities as required. While we are in the process of completing such required reporting procedures to cover the addresses of all of our regional processing centers and frontline fulfillment stations, we cannot assure you that we can complete such reporting procedures in a timely manner or at all due to certain factors that are beyond our control. If the relevant regulators require us to rectify and we fail to do so, we may be subject to regulatory fines of up to RMB10,000. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business without the above mentioned approvals, filings, registration and permits. However, we cannot assure you that we will not be subject to any penalties in the future.

As the online retail industry is still evolving in mainland China, new laws and regulations may be adopted from time to time and regulators may interpret existing laws and regulations differently from what they do now to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to online retail businesses. Any of these regulatory actions by the PRC governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business and have a material and adverse effect on our results of operations.

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

In the past, we have invested in or acquired additional businesses that are complementary to our existing business. Provided with suitable opportunities, we may pursue alliances and investment in the future. Any future strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own may divert management from their primary responsibilities and subject us to additional liabilities. In addition, the costs of identifying and consummating investments and acquisitions may be significant. We may also incur costs and experience uncertainties in completing necessary registrations and obtaining necessary approvals from relevant government authorities in mainland China and elsewhere in the world. The costs and duration of integrating newly acquired assets and businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition, results of operations and cash flow.

If we fail to hire, retain and train qualified employees or sufficient workforce while controlling our labor costs, our business may suffer.

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Our future success depends on our ability to attract, retain and train a large number of qualified employees. Our fulfillment infrastructure is labor intensive and requires a substantial number of workers, and these positions tend to have higher than average turnover. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery personnel and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in mainland China have increased with mainland China’s economic development, particularly in the large cities where we operate our regional processing centers and frontline fulfillment stations. Because we operate our own fulfillment infrastructure, which requires a large and rapidly growing workforce, our cost structure is more vulnerable to labor costs than that of many of our competitors, which may put us at a competitive disadvantage. If we are unable to attract and retain sufficient and qualified personnel, our business and growth may be materially and adversely affected. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

Our operating metrics and other estimates are subject to inherent challenges in measuring our operating performance, which may harm our reputation.

We regularly review our operating metrics in relation to our users to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using our internal data, have not been validated by an independent third party, and may not be indicative of our future operation results. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our app and mini programs are used across a large population in mainland China. Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of transacting users were to occur, we might expend resources to implement unnecessary business measures or fail to take required actions to remedy an unfavorable trend. If investors do not perceive our user or other operating metrics to accurately represent our user base, or if we discover inaccuracies in our user or other operating metrics, our reputation may be harmed.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by products offered by our suppliers and our services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in mainland China, the United States or any other jurisdictions. Further, the application and interpretation of mainland China’s patent laws and the procedures and standards for granting patents in mainland China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees, to protect our proprietary rights. We are aware of certain copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, against which we are considering initiating lawsuits, and we may continue to become an attractive target to such attacks in the future because of our brand recognition in the online retail industry in mainland China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

It is often difficult to register, maintain and enforce intellectual property rights in mainland China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in mainland China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our management and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We have granted and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a series of equity incentive plans to attract and retain key personnel and employees. In 2021, 2022 and 2023, we recorded share-based compensation expenses of RMB315.4 million, RMB235.9 million and RMB136.6 million (US$19.2 million), respectively. Competition for highly skilled personnel is often intense and we may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We rely on proper operation and maintenance of our mobile platform and internet infrastructure and telecommunications networks in mainland China. Any malfunction, capacity constraint or operation interruption may have an adverse impact on our business.

Currently, the majority of our sales of products are generated online through Dingdong Fresh, our mobile app and mini-programs. Therefore, the satisfactory performance, reliability and availability of our mobile platform are critical to our success and our ability to attract and retain users. Our business depends on the performance and reliability of the internet infrastructure in mainland China. The reliability and availability of our mobile platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our users could be adversely affected. Access to internet in mainland China is maintained through state-owned telecommunications carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give users access to our mobile platform. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our mobile platform. Service interruptions prevent users from accessing our mobile platform and placing orders, and frequent interruptions could frustrate users and discourage them from attempting to place orders, which could cause us to lose users and harm our operating results.

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

Purchases using mobile devices by consumers generally, and by our users specifically, have increased significantly, and we expect this trend to continue. To optimize the mobile shopping experience, we are dependent on our users downloading our specific mobile apps for their particular devices as opposed to accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile apps into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app download stores, if our apps receive unfavorable treatment compared to competing apps on the download stores, or if we face increased costs to distribute or have users use our mobile apps. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our users to access and use our sites on their mobile devices, or if our users choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our user growth could be harmed and our business, financial condition and operating results may be adversely affected.

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

As a public company in the United States, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2023 and requires our auditor to attest to, and report on, the assessment made by our management.

In connection with the preparation of this annual report, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this assessment and evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. Our independent registered public accounting firm has issued an attestation report as of December 31, 2023. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could prevent us from identifying fraud and result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect our business, financial condition, results of operations, and prospects.

We lease premises in mainland China in various locations for our regional processing centers, frontline fulfillment stations, and offices. With respect to our leased premises, some lessors do not possess or have not provided us with property ownership certificates or other documents evidencing their rights to lease such premises to us, have other restrictions on their ownership or the usage of the properties, or have not completed required registrations. If our lessors’ right to lease premises is successfully challenged by any third party or governmental authority, we may be required to relocate the concerned properties. Therefore, we cannot assure you that we will not be subject to any challenges, lawsuits, or other actions taken against us with respect to our leased premises. In addition, as of the date of this annual report, the fits-outs of some of our regional processing center and frontline fulfillment stations currently in use have not yet completed the required filings with the applicable government authorities in accordance with local regulations and policies. While we are in the process of completing such fire-control filing, we cannot control whether our lessors have completed or would cooperate with us to complete the required fire-control filings, or whether we would be able to complete such fire control filing in a timely manner or at all. PRC laws and regulations provide various requirements with respect to fire safety in mainland China, however, detailed measures and requirements vary materially among different regions and are still evolving, and the application of such measures and requirements are subject to the discretion of the local regulators and have significant uncertainties across various cities in mainland China. If our lessors fail to cooperate with us to complete the required filings, or the filings are otherwise not completed, we may be subject to fines or other penalties.

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

Our operation could be severely disrupted if our suppliers, users or business partners were affected by natural disasters or health epidemics. Our business could be adversely affected by the effects of epidemics, including avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. We are also vulnerable to natural disasters and other calamities. If any such disaster were to occur in the future affecting any cities where we have major operations, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, users or business partners were affected by such natural disasters or health epidemics.

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

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business, financial condition, and results of operations.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB had been historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections.

Pursuant to the HFCA Act, as amended by the Consolidated Appropriations Act that was signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On May 9, 2022, we were named by the SEC as a Commission-Identified Issuer, following our filing of annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on May 2, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the uncertainties surrounding Sino-U.S. relations. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, and we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year, which could cause investors and potential investors in our ADSs to lose confidence in our reported financial information and the quality of our financial statements. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. In accordance with the HFCA Act, our shares and ADSs would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair the investors’ ability to sell or purchase our ADSs when the investors wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

It may be difficult for overseas regulators to conduct investigations or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in jurisdictions outside mainland China are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

Risks Relating to Doing Business in Mainland China

Changes in mainland China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations.

Substantially all of our operations are conducted in mainland China. Accordingly, our results of operations, financial condition, and prospects are influenced by economic, political, and legal developments in mainland China. Mainland China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The PRC government exercises significant control over mainland China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue. The growth of the Chinese economy may not continue at a rate experienced in the past. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. Furthermore, any adverse changes in the policies of the PRC government or in the laws and regulations in mainland China could have a material adverse effect on mainland China’s overall economic growth. Such developments could adversely affect our business and results of operations, lead to reduction in demand for our products and services and adversely affect our competitive position.

The PRC government’s has significant oversight and control over our business operation, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and control over the conduct of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operation and/or the value of our ADSs. In addition, any actions by the Chinese government to exert more oversight and control over securities that are listed overseas or foreign investment in mainland China-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities promulgated the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

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

On February 17, 2023, CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five ancillary guidelines, or the Trial Administrative Measures, which has come into effect on March 31, 2023. The Trial Administrative Measures stipulate that, PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to complete the filing procedure with the CSRC. If any issuer completes the overseas listing and intends to conduct securities offering in the same market, such issuer shall file with CSRC within three business days after its completion of securities offering. Furthermore, any issuer shall report relevant information to CSRC within three business days from public the announcement in any of the following circumstances: (i) any change of control, (ii) subject to any investigation or penalty by overseas securities regulatory or relevant governmental authorities, (iii) any change of listing status or listing board, or (iv) voluntarily or being forced to terminate the listing. Any violation of the Trial Administrative Measures may subject the PRC domestic company, its person-in-charge, controlling shareholder(s) and actual controller(s), to warnings and penalties.

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

The legal system in mainland China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, which may materially and adversely affect our business, financial condition, and results of operations.

The legal system in mainland China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The legal system in mainland China evolves rapidly, and the interpretations of laws, regulations, and rules may contain inconsistencies. However, these laws, regulations, and legal requirements are constantly changing and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to internet-related industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations. Furthermore, any litigation in mainland China may be protracted and result in substantial costs and diversion of resources and management attention.

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

Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact our business.

On June 30, 2020, the Standing Committee of the NPC promulgated the Law of the PRC on Safeguarding National Security in Hong Kong. The interpretation of the Law of the PRC on Safeguarding National Security in Hong Kong involves a degree of uncertainty. Recently, the PRC government issued regulations on the supervision of overseas listed PRC businesses. Under the new measures, the PRC government will enhance regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. The PRC government will also check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to mainland China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong.

As of the date of this annual report, we conduct our business operations only in mainland China, and our Hong Kong subsidiary, Dingdong Fresh (Hong Kong) Limited, does not have any business operations and simply serves as an intermediary holding entity to facilitate overseas securities offering, therefore, the Law of the PRC on Safeguarding National Security in Hong Kong does not have a material impact on our ability to conduct business, accept foreign investment in the future, or continue to list on NYSE. However, the interpretation, the implementation of the Law of the PRC on Safeguarding National Security in Hong Kong and how it would impact our business or operations involve substantial uncertainties, and there can be no assurance that our ability to conduct business or offer securities will not be adversely affected in the future. Moreover, as of the date of this annual report, Dingdong Fresh (Hong Kong) Limited has not received any inquiry or notice or any objection from any mainland China or Hong Kong authorities. However, given the PRC government’s significant oversight over the conduct of business operations in mainland China and in Hong Kong, and in light of the PRC government’s recent extension of authority not only in mainland China but into Hong Kong, and rules and regulations in the PRC can change quickly with little advance notice, we cannot assure you that new regulations or regulatory actions may not be issued or taken in the future, which may have a material adverse impact on our ability to conduct business or offer securities in the future. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the U.S., which could cause the value of our ADSs to significantly decline or become worthless.

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

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in mainland China, including our business. We cannot assure you that we have obtained all the approvals, permits or licenses or filings required for conducting our business in mainland China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or filings or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the People’s Republic of China Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, an enterprise established outside mainland China whose “de facto management body” is located in mainland China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% enterprise income tax rate, or the EIT rate, on its global income. Under the implementation rules of the EIT Law, “de facto management body” is defined as the organization body that effectively exercises full management and control over such aspects as the business operations, personnel, accounting and properties of the enterprise.

On April 22, 2009, State Administration of Taxation, or SAT, released the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as People’s Republic of China Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, that sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of mainland China and controlled by PRC enterprises or PRC enterprise groups is located within mainland China. Further to SAT Circular 82, on July 27, 2011, SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82, which became effective on September 1, 2011 and latest revised on June 15, 2018. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

Under Circular 82, a foreign enterprise controlled by a PRC enterprise or PRC enterprise group is considered a PRC resident enterprise if all of the following apply: (i) the senior management and core management departments in charge of daily operations are located mainly within mainland China; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in mainland China; (iii) major assets, accounting books, company seals, and minutes and files of board and shareholders’ meetings are located or kept within mainland China; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside within mainland China. SAT Bulletin 45 specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the mainland Chinese-sourced dividends, interest, royalties, etc. to the PRC controlled offshore incorporated enterprise.

Although Circular 82 and SAT Bulletin 45 explicitly provide that the above standards only apply to enterprises which are registered outside of mainland China and controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, Circular 82 and SAT Bulletin 45 may reflect SAT’s criteria for how the “de facto management body” test should be applied in determining the tax residence of foreign enterprises in general, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. If the PRC tax authorities determine that we were treated as a PRC resident enterprise for PRC enterprise income tax purposes, the 25% PRC enterprise income tax on our global taxable income could materially and adversely affect our ability to satisfy any cash requirements we may have.

PRC laws and regulations establish more complex procedures for some acquisitions of mainland China companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

A number of PRC laws and regulations, including the M&A Rules, the Anti-monopoly Law promulgated by the Standing Committee of the National People’s Congress in August 2007 and last amended in June 2022, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in August 2011, and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the Ministry of Commerce in December 2020 have established procedures and requirements that are expected to make merger and acquisition activities in mainland China by foreign investors more time-consuming and complex. These include requirements in some instances that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions involving an industry that implicates national security to be subject to merger control review or security review.

We may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

Enterprises that qualify as small-scale enterprises with minimal profits (“SSE”) are eligible for a preferential enterprise income tax rate of 20%. A number of our PRC operating subsidiaries are qualified as SSE and thus entitled to enjoy a preferential tax rate of 20% in 2021, 2022 and 2023. If such subsidiaries fail to maintain its qualification as SSE under the relevant PRC laws and regulations, the applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19, however, allows foreign invested enterprises in mainland China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. If our subsidiaries require financial support from us or our other PRC subsidiaries in the future, and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our subsidiaries’ operations will be subject to statutory limits and restrictions, including those described above. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from our initial public offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

We may be subject to penalties, including restriction on our ability to inject capital into our mainland China subsidiaries and our mainland China subsidiaries’ ability to distribute profits to us, if our resident shareholders or beneficial owners in mainland China fail to comply with relevant PRC foreign exchange regulations.

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

We are a holding company that has no material operation of our own, and we principally rely on dividends and other distributions on equity that may be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ordinary shares and service any debt we may incur. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets.

Under PRC laws and regulations, wholly foreign-owned enterprises in mainland China, may pay dividends only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, and staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Restrictions on the remittance of Renminbi into and out of mainland China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and the remittance of currency out of mainland China. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries in Renminbi. We may convert a portion of our revenue into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ADSs, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration or filings with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Pursuant to SAFE Circular 19, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into Renminbi on a discretionary basis according to the actual needs. The SAFE Circular 16 provides for an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis, which applies to all enterprises registered in mainland China. In addition, SAFE Circular 16 has narrowed the scope of purposes for which an enterprise must not use the Renminbi funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations, (ii) investment in securities or other financial products other than banks’ principal-secured products, (iii) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise, and (iv) construction or purchase of non-self-used real properties, except for real estate developers. The PRC government may at its discretion further restrict access to foreign currencies for current account transactions or capital account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency needs, we may not be able to pay dividends in foreign currencies to our shareholders. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the remittance of Renminbi into or out of mainland China.

Fluctuations in exchange rates could result in foreign currency exchange losses.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in mainland China’s political and economic conditions and by mainland China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Few hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. We have not engaged in any hedging activities in 2023. While we may decide to enter into any hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Any failure to comply with mainland China regulations regarding the registration requirements for employee stock incentive plans may subject the mainland China plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company. Pursuant to these notices, mainland China citizens and non-mainland China citizens who reside in mainland China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE or its local branches through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in mainland China for a continuous period of not less than one year and who have been granted options will be subject to these regulations since our Company becomes an overseas-listed company. Failure to complete SAFE registrations may subject them or us to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations or otherwise comply with labor-related laws and regulations may subject us to penalties and other risks.

Companies operating in mainland China are required to participate in various employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where the businesses are operated. The requirement of employee benefit plans has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. We had not made full contribution to the social insurance and housing funds for a small number of our employees as required by applicable PRC laws and regulations in the past, and we have recorded accruals for estimated underpaid amounts in our financial statements. In addition, we are required by PRC laws and regulations to comply with labor laws and regulations, including obtaining approvals for flexible working hour and comprehensive working hour systems. If the relevant PRC authorities determine that we shall make supplemental contributions, that we are not in compliance with labor laws and regulations, or that we fail to obtain any approval, license, registration or filing as required under relevant labor laws and regulations or become subject to fines or other legal sanctions, such as order of timely rectification, our business, financial condition and results of operations may be adversely affected.

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

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in mainland China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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
•
general economic or political conditions in mainland China or elsewhere in the world;
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

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Please see “– We and certain of our directors and officers may be named as defendants in a shareholder class action lawsuit in the U.S., which could have a material adverse impact on our business, results of operation, and reputation.” Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We and certain of our directors and officers may be named as defendants in a shareholder class action lawsuit in the U.S., which could have a material adverse impact on our business, results of operation, and reputation.

A shareholder class action lawsuit has been filed against us and certain of our directors and officers in the U.S., which was voluntarily dismissed on June 22, 2023. We anticipate that we will continue to be a target for lawsuits in the future, including class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, results of operation, and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Public companies listed in the United States that have substantially all of their operations in mainland China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of, among other things, lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies have conducted or are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

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

As of December 31, 2023, Mr. Changlin Liang, our chief executive officer and chairman of the board, beneficially owned 54,543,800 Class B ordinary shares. Mr. Changlin Liang beneficially owned approximately 26.0% of our total issued and outstanding share capital and 81.1% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in mainland China. In addition, all of our current directors and officers named in this annual report reside within mainland China and Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

In addition, judgment of United States courts will not be directly enforced in mainland China or Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.”

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

If we are a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U. S. Holders of our ADSs or Class A ordinary shares could be subject to adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (a) 75% or more of our gross income for such year consists of certain “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (b) 50% or more of the value of our assets (generally determined based on an average of the quarterly value of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization and the nature and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, although there can be no assurances in this regard.

The determination of whether we are a PFIC is made annually after the close of each taxable year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn during the relevant taxable year, and is subject to uncertainty in several respects. The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may be determined by reference to the market price of our ADSs or Class A ordinary shares from time to time, which may be volatile) and also may be affected by how, and how quickly we spend our liquid assets, including the cash generated from our operations and raised in any offering. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Service (“IRS”) will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations) if we are a PFIC for any taxable year during which such U.S. Holder holds our ADSs or Class A ordinary shares. For example, if we are or become a PFIC, a U.S. Holder may become subject to special and adverse tax rules with respect to any “excess distribution” received from the company or any gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ADSs or Class A ordinary shares. For further discussion, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

B. Business Overview

Overview

We are a leading fresh grocery e-commerce company in mainland China with sustainable growth. We directly provide users and households with fresh groceries, prepared food and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. We aim to be the Chinese families’ first choice for food shopping. With fresh groceries as our core product categories, we have successfully expanded to prepared food and other food products and grown into a leading online food shopping destination for Chinese consumers. In particular, leveraging our insights in consumers’ evolving needs and strong food innovation capabilities, we successfully launched a series of private label products spanning across a variety of food categories. As of the date of this annual report, our private label products are primarily produced in our self-operated production plants, and by selected third-party manufacturers who are required to strictly follow our food recipes and production protocols. Our Dingdong production plants are installed with advanced facilities and highly automated production lines. Our production adheres to scientific production procedures and safety standards, which allows us to exert rigorous end-to-end quality control and offer safe and quality food products to our users.

Furthermore, in addition to providing our users with high-quality products and superior user experience, we also endeavored to modernize mainland China’s traditional agricultural supply chain through standardization and digitalization, empowering upstream farms, cooperatives and other suppliers to make their production more efficient and tailored to actual demand.

We understand that being close to users is a key to our success as a fresh grocery e-commerce company. We were one of the pioneers in using a frontline fulfillment grid model to efficiently achieve last-mile delivery of fresh groceries. We have developed comprehensive end-to-end digital solutions that enable us to achieve fast and high-quality delivery of fresh produce and food products. Through our timely, efficient, and reliable home delivery approach, we provide modern households with cost-effective options for fresh produce and food items, while exceeding user expectations with exceptional service. Our integrated digital solution covers the entire supply chain, ensuring seamless operations and enabling us to deliver products to our customers with speed and precision. By leveraging technology and optimizing our processes, we are able to offer a superior value proposition to consumers in the fresh produce and food market. The core capabilities that we have accumulated since our inception in 2017 laid the foundation for our long-term sustainable growth.

As a result, we have achieved significant scale in our business, and accumulated a massive and highly active user base. Our GMV increased from RMB22,704.1 million in 2021 to RMB26,247.9 million in 2022, and further decreased to RMB21,969.3 million in 2023, primarily due to the high base effect during 2022 when more Covid infections drove a surge in order volumes, withdrawal from a number of cities and stations in 2023 and impact of declining consumer prices for certain commodities, such as pork and vegetables, throughout 2023. Starting from the third quarter of 2021, we strategically shifted our focus to “efficiency first with due consideration of scale”, aiming to achieve profitability to maximize our investors’ interests in us. Ever since our strategic shift, we have been focusing on further strengthening our product competitiveness while optimizing our fulfillment network, so as to increase user stickiness and secure their loyalty with us. In 2023, we strategically withdrew from some cities with immaterial GMV contribution historically but required substantial investment and time to build up a strong market presence and achieve economy of scale. In addition, in 2023, we observed slight declines in transacting use number and order volume in the short-term, as our platform experienced a significant influx of new users during the COVID-19 pandemic, where there was insufficient offline supply and some of these new users left our platform following the recovery from the COVID -19 pandemic. Nevertheless, we observed a noticeable improvement in user stickiness and loyalty. In 2023, the average monthly order frequency per user reached four times, indicating a substantial increase in user engagement and loyalty. Our focus on operational efficiency, along with our commitment to scalability, has proven instrumental in strengthening our user base and driving higher levels of customer engagement. As such, we believe that this will enhance our operating efficiency and cost-effectiveness in the longer term. As a result of such strategic shift, our ramp up in unit economics for new markets has continuously accelerated. Our revenues grew from RMB20,121.1 million in 2021 to RMB24,221.2 million in 2022 and decreased to RMB19,971.2 million (US$2,812.9 million) in 2023. Meanwhile, our average order value increased from RMB58.7 in 2021 to RMB72.1 in 2023. In addition, we achieved full-year non-GAAP profitability for the first time in 2023. We recorded non-GAAP net loss of RMB6,113.7 million, and RMB571.0 million in 2021 and 2022, respectively, and non-GAAP net income of RMB45.4 million (US$6.4 million) in 2023.

Further, in the first quarter of 2024, especially during the Spring Festival period, we achieved a strong performance that have gone beyond our expectations. Our same-store overall order volume increased by 6% and our same-store GMV increased by 5% during the period from the Chinese New Year’s Eve and the Lantern Festival on a year-on-year basis. On February 24, 2024, the Lantern Festival, we achieved a daily sales of more than RMB100 million, setting out our highest single-day record post the COVID-19 pandemic. Additionally, notwithstanding the significant residents outbound in East China (Jiangsu, Zhejiang and Shanghai), our same-store order volume in East China increased by 9% on a year-on-year basis during the Spring Festival period.

Competitive Product Offering

Product competitiveness is a fundamental driver of our business. Our ability to continually develop new food products, improve in-house production, and penetrate deeper into upstream procurement help us stay ahead of the competition.

Product Variety

We offer a wide range of products, including fresh groceries, prepared food, and other food products. In 2023, we implemented a product strategy, namely “extensive SPUs and concentrated SKUs”, focusing on optimizing our curated SKU products to enhance our price competitiveness. This strategic shift allowed us to offer a broader range of product variations while narrowing down the specific SKUs within each category. By carefully curating the available SKUs, we aimed to optimize the selection and ensure that the products offered not only met the diverse needs of our customers but also maintained a strong price advantage in the market. This strategic emphasis on price competitiveness within our curated product offerings played a pivotal role in driving customer satisfaction and attracting a wider consumer base. The number of SKUs available on Dingdong Fresh reached over 20,000 in 2023. We entered the industry with fresh groceries, including vegetables, meat and eggs, fruits, and seafood, as our initial focal point, a segment known for high-frequency orders and relatively difficult procurement and fulfillment operations. Users, initially attracted to Dingdong Fresh because of the fresh groceries we offer, usually expand to other categories such as prepared food.

Prepared food refers to food that is washed, sliced, peeled, mixed or processed, and later packaged and preserved in different ways which are ready for consumption or can be consumed by customers by simple cooking. Dependent upon the degree of processing and ease of consumption, prepared food can be further categorized into ready-to-eat food, ready-to-heat food, ready-to-cook food, and ready-to-mix food. The fast-paced lifestyles of younger generation and growing preference for healthier and higher quality products have significantly boosted the popularity of prepared food which saves time, requires fewer efforts for cooking and is easy to handle and store. To tap into the new consumer trends among young families, over 3,500 SKUs of prepared food were available on Dingdong Fresh in 2023. Leveraging our superior supply chain management capabilities, advanced cold-chain logistics capabilities, and stringent quality control measures, we were able to incubate and source a variety of more innovative, fresher and healthier prepared food.

We also offer baked goods, dairy, seasonings, beverage, instant food, oil, and snacks, aiming to provide our users with a wide range of options to choose from.

Food Innovation

We believe that product development is the lifeblood of a company. We place significant emphasis on food innovation. In order to meet the increasing customer needs for diverse quality products for various dining scenarios, and leveraging our strong product development capabilities, we have successfully launched a series of private label products, particularly focusing on prepared food, rice and noodles, fresh groceries, and baked goods. Up to the date of this annual report, we had successfully launched a total of more than 30 private labels covering around 3,000 SKUs. Some of our signature private labels include Cai Chang Qing, Good Craftsman Noodles, Fresh Everyday Pork, Black Diamond Family, and You Dou Zhi. Since our launch of private label products in July 2020, we have seen an upward trend in the percentage that our private label products take among all the products that we sell. Private label products contributed around 20% of our total GMV in 2023. Notably, for non-fresh-grocery categories, including prepared meals, the GMV contribution from our private-label products has skyrocketed to over 30%.

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

We started our in-house production in July 2020, and as of December 31, 2023, we operated a total of 12 production plants in mainland China, primarily for fresh meat processing, and production of prepared food, noodles, pastas and dumplings, and bean-based products. All of our production plants are installed with advanced production facilities. In addition, we implemented advanced and scientific production procedures in our Dingdong production plants to ensure that all products meet high quality and safety standards, which makes us a trust-worthy brand to consumers.

We normally cooperate with selected vendors to set up our Dingdong production plants for private label products, under which vendors rent plants and/or equipment to us, while we are responsible for the procurement of raw materials, and management of production lines.

Cooperation with Third Party Manufacturers

In addition to in-house production, we also engage reliable third-party manufacturers to produce products who strictly follow our in-house developed recipes and instructions. In addition to our in-house manufacturing and processing capabilities, we adopted a flexible mindset, aiming to empower upstream supply chain partners through deep collaboration to achieve mutual benefits. This approach enables us to bring high-quality and competitively priced products to consumers. By fostering strong partnerships with exceptional suppliers in the upstream segment, we leverage their expertise and resources to enhance the overall quality and competitiveness of our product offerings. Through these collaborations, we strive to deliver superior value to our customers, offering a wider range of products that meet their expectations for both quality and affordability.

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

Product Quality Assurance

Our commitment to product quality is uncompromising. We have digitalized all of our core operations, building a full suite supply chain solutions to assure end-to-end quality control, which allows us to continuously optimize operating efficiency while providing users with the best products for value. We have streamlined the farm-to-home supply chain by cutting out intermediaries and guaranteeing strict end-to-end quality control through our 7+1 Quality Control Procedure, across the entire procurement and fulfillment process. Our 7+1 Quality Control Procedure comprises (i) production environment, (ii) farming, (iii) harvesting, (iv) transportation, (v) regional processing center, (vi) frontline fulfillment station (vii) home delivery, and (viii) feedback and customer services. We have a dedicated quality control team with core team members having working experience in leading quality control institutions or retail companies.

Procurement

We sourced fresh groceries, prepared food and other food products from approximately 2,000 suppliers in 2023.

Procurement of Fresh Groceries

Direct Source Procurement

In 2023, around 7,500 SKUs of fresh groceries were available on Dingdong Fresh. In order to provide quality fresh groceries on a daily basis, we have established direct relationships with our suppliers from the source of origin. Given the current spread for different agricultural products in mainland China, suppliers for fresh groceries are scattered widely across the country. However, in order to provide quality fresh groceries on a daily basis, we pride ourselves in procuring fresh groceries directly from the sources of origin by establishing direct relationships with local farms or cooperatives. In 2023, direct source procurement accounted for approximately 85% of total procurement costs in the same period.

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

Procurement of Prepared food and Other Food Products

In 2023, approximately 13,000 SKUs of prepared food and other food products were available on our Dingdong Fresh. As our expansion to prepared food and other food products such as baked goods, dairy, seasonings, beverage, instant food, oil, and snacks, and have met widespread success, particularly among young consumers, we will increasingly focus on exploring new product categories to meet emerging and evolving consumption needs. Certain prepared food we offer on Dingdong Fresh are our private label products which are produced by ourselves. We also procure prepared food and other food products directly from other brand owners or distributors.

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

Reliable On-Demand Fulfillment

We deliver a satisfying user experience by fulfilling orders quickly and accurately. To this end, we have built our fulfillment infrastructure in selected cities for the prompt receipt, storage and delivery of our products. Our fulfillment infrastructure primarily consists of regional processing centers, frontline fulfillment grid and a last-mile delivery network. We operated around 45 regional processing centers in mainland China, as of December 31, 2023, to sort, package, label and store raw products prior to being distributed to frontline fulfillment stations. We had located around 1,000 frontline fulfillment stations in 25 cities as of December 31, 2023, serving our users across the country. We manage our fulfillment network by regional clusters, where supply chain and management resources of cities in close proximity can complement each other.

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

Frontline Fulfillment Stations

We pioneered the use of the distributed frontline fulfillment grid model, which we believe is optimally suited to the needs of mainland China’s fresh grocery e-commerce industry.

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

We closely monitor the operations of each of our frontline fulfillment stations through multiple dimensions, including among others, order volume, user coverage, inventory turnover, fulfillment efficiency, and labor efficiency. In 2023, for a few frontline fulfillment stations that had been only supporting a limited number of orders and/or showing slow inventory turnaround, we strategically merged their capacities with nearby ones. By doing so, we managed to further improve our overall operational efficiency. In addition, we also proactively optimized the geographic coverage of our fulfillment network through closing down a few frontline fulfillment stations in cities where we did not build up a strong presence. Expanding into new geographical locations involves new risks and challenges, and there is no assurance that a new market will always grow as we expect. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If our expansion into new geographical areas is not successful, our business prospects and results of operations may be materially and adversely affected.” Going forward, we will continue to closely monitor each local market we tap into, and optimize the layout of our frontline fulfillment stations when necessary to further reduce costs and improve operational efficiency.

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

Technology

Our robust operation and rapid growth are supported by our proprietary technology. Our leading technology team, coupled with our proprietary technology infrastructure and the large volume of data generated and collected on Dingdong Fresh each day, have created opportunities for continuous improvements in our technology capabilities, which in turn draws new talents to join us. We continue to maintain a sizable and dedicated technology team, with approximately 10% of them focusing on algorithm design and development. Our chief technology officer and head of algorithm design have extensive prior working experience in leading technology companies, and many of our engineers have working experience in peer companies before joining us. A majority of our technologies were developed by ourselves with the rest procured from third-parties or open-source software. In particular, we have self-developed all of our IT solutions and software for our core business. Key components of our technology include:

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

Intellectual Property

We rely on a combination of patent, copyright, trademark, domain names, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2023, we had 21 registered patents, 58 pending patent registration applications, 380 registered trademarks, 32 pending trademark registration applications, registered copyrights to 25 pieces of artistic work and 24 pieces of software, and 24 domain names.

Competition

The fresh grocery e-commerce industry in mainland China is intensely competitive. Our current or potential competitors include (i) other fresh grocery e-commerce players in mainland China, (ii) traditional e-commerce platforms in mainland China that offer a wide range of general merchandise product categories, and (iii) major traditional retailers in mainland China that are moving into fresh grocery e-commerce and physical retail stores and supermarkets.

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

In addition to continuing marketing activities through traditional online and offline channels, we have also designed innovative programs and promotion activities to further enhance the brand awareness of both ourselves and our partners and to better reach our customers. We have also been continually calculating and testing the price elasticity and flow elasticity of different products to make our pricing and promotion more scientific. We will continue to leverage our data-driven customer insights to provide customized marketing tools and campaigns for business partners and help them to develop brand recognition in mainland China.

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

We believe that our insurance coverage is sufficient for its present purposes and is consistent with the insurance coverage of other e-commerce companies in mainland China. We periodically review our insurance coverage to ensure that it remains to be sufficient.

Enterprise Social Responsibility

Having a positive impact on the communities where we operate is an integral part of our business. Our commitment to our users, partners, investors, our employees and society as a whole is evidenced by the following corporate social responsibilities initiatives:

Modernization of Traditional Agricultural Practices

We strongly believe in the importance of modernizing mainland China’s traditional agricultural industry. Currently, the lack of digitalization in mainland China’s traditional agriculture industry often leads to volume and timing mismatches between production and demand, which can result in significant waste. We have developed strong relationships with upstream suppliers and empower these suppliers by sharing our data-driven insights and research. We can also helped them modernize their agricultural practices, such as through the adoption of our proprietary D-G.A.P standards and measures such as order-based production. Ultimately, we aim to continue working with various participants in mainland China’s agricultural industry to empower the healthy growth of this industry and eliminate waste and inefficiencies.

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

Care for the Elderly and the Disabled

As a frontrunner in the fresh grocery e-commerce industry in mainland China, we pride ourselves in proactively leveling the playing field for disadvantaged communities so that they can fully enjoy the convenience of our platform. For example, to improve the user experience of senior citizens, we have been conducting long-term one-on-one interviews with them and optimizing our mobile app based on their feedbacks. By enhancing picture display and improving voice search functions in the mobile app, we are now better able to serve elderly users over the age of 60, who comprise nearly 20% of mainland China’s population in 2023.

We not only make regular donations to support the visually impaired community every year but also organize a variety of charitable activities to enhance their daily lives. For instance, we host diverse public welfare events aimed at enriching the lives of visually impaired individuals. As an example, we invite experts in fruits and vegetables to conduct educational lectures on nutrition specifically tailored for the visually impaired. These lectures cover essential topics such as the nutritional benefits of fruits and vegetables, as well as techniques for selecting and storing produce. Through these initiatives, we strive to make a positive impact on the lives of visually impaired individuals, promoting their well-being and providing them with valuable knowledge for a healthier lifestyle.

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

Study Program for Farmers

We are continuously launching study programs for farmers in 2023, with an aim to help participants to learn how to exert effective quality control over agricultural products from farm to fork. Through an integrated online and offline learning approach, participants of our study program will gain a comprehensive understanding of our D-G.A.P quality control system for agricultural products. The courses and sessions, delivered by our experts, covered order-based production, the use of mechanization and future trends in agriculture industry. We also organized study tours for the top performing participants to visit our farms, regional processing centers and frontline fulfillment stations. Through such study program, we aim to encourage and assist more farmers to transform what they have learned and seen from us into modern agriculture practices, so as to promote their own industrial development.

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

Food Safety

Food safety is the “lifeline” of the fresh produce industry. Observing the current industry landscape, we have established a comprehensive set of end-to-end control standards, utilizing advanced and robust system management to elevate product quality. Previously, our 7+1 Quality Control Procedure obtained dual certifications from the European BRC and IFS systems. BRC and IFS are internationally recognized food safety standards, adopted equivalently by retail industries and utilized as criteria for assessing food suppliers worldwide. We are also the first domestic fresh e-commerce company to receive dual certifications from these prestigious European authorities, signifying a new milestone in our food safety management system.

Currently, we have implemented comprehensive safety control throughout the entire process to ensure food safety. As a company dedicated to delivering exceptional food, we aspire to provide a higher quality of life through rigorous food safety measures, meticulous process optimization, and a passion for culinary innovation. By upholding strict quality standards, refining our operations, and embracing culinary excellence and innovation, we strive to enable everyone to enjoy a better quality of food and life.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business in mainland China.

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

Regulations Relating to Foreign Investments

Investment activities in the PRC by foreign investors are principally governed by the Industry Guidelines of Encouraged Foreign Investment, or the Industry Guidelines, and the Special Administrative Measures for Entrance of Foreign Investment (Negative List), or the Negative List, which are promulgated and amended from time to time by Ministry of Commerce, or MOFCOM, and National Development and Reform Commission, or NDRC, and together with the PRC Foreign Investment Law and its respective implementation rules and ancillary regulations. The Industry Guidelines and the Negative List lay out the basic framework for foreign investments in mainland China, classifying businesses into three categories with regard to foreign investments: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Industry Guidelines or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

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

On March 15, 2019, the National People’s Congress, or NPC, approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced three then existing laws on foreign investments in mainland China, namely, the PRC Sino-Foreign Equity Joint Venture Enterprise Law, the PRC Sino-Foreign Cooperative Joint Venture Enterprise Law and the PRC Wholly Foreign-invested Enterprise Law. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in mainland China. The PRC Foreign Investment Law establishes the basic framework for the access to and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the PRC Foreign Investment Law, foreign investments shall enjoy pre-entry national treatment, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” While foreign investors shall refrain from investing in any of the foreign “prohibited” industries, foreign-invested entities operating in foreign “restricted” industries shall require market entry clearance and other approvals from relevant PRC governmental authorities. The PRC Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under the definition of “foreign investment” to include investments made by foreign investors in mainland China through means stipulated by laws or administrative regulations or other methods prescribed by the PRC State Council. Furthermore, the PRC Foreign Investment Law provides that foreign-invested enterprises that have been established before the implementation of PRC Foreign Investment Law according to the said three existing laws regulating foreign investments may maintain their structure and corporate governance within five years after the implementation of the PRC Foreign Investment Law.

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

On December 30, 2019, MOFCOM and the State Administration for Market Regulation, or SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in mainland China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Regulations Relating to Material Licenses, Permits, Registrations and Filings

We hold or are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Food Operating Permit

Mainland China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses shall obtain licenses or permits for such businesses. On June 15, 2023, the State Administration for Market Regulation promulgated the Measures for the Administration of Food Operating Permits and Filings, which took effect as of December 1, 2023. The Measures for the Administration of Food Operating Permits and Filings stipulate that entities or individuals that intend to engage in food sale and catering services shall obtain food operating permits. The Measures for the Administration of Food Operating Permits and Filing requires a food operator conducting online operating or establishing warehouses (including self-owned and leased ones) outside its operation region, shall report to competent governmental authority within 10 business days from such date of business activities or establishment date.

Permit for Sale Liquor Products

Pursuant to the Measures on Administration Production and Sale of Alcohol Products of Shanghai City promulgated by the Standing Committee of Shanghai People’s Congress and last amended on September 17, 2010, enterprises engaging in alcohol wholesaling must apply to the municipal bureau for an alcohol wholesale license, while enterprises engaging in alcohol retail business must apply to the county level department for an alcohol retail license. On June 7, 2023, Shanghai Municipal Administration for Market Regulation issued an Announcement on Matters Related to the Adjustment of the Operation Permit of Alcoholic Commodities, pursuant to which alcohol wholesale license will no longer be issued separately, and the operation of alcoholic commodities will be included in the scope of food operation permit. The issued alcohol wholesale license shall remain valid within the validity period, and after the expiration of the validity period, if any business operator continues to engage in the business activities of alcoholic commodities, it shall apply for the food operating permit with the business items including alcoholic commodities.

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

As at the date of this annual report, we believe we are compliant with the requirements under applicable regulations and policies that have been issued by the CAC to date, on the basis that (i) we have established a comprehensive security system, supported by our risk management system that spans from the individual end users across our entire network, covering our mobile app and mini-programs, data, services, our internal office, and R&D environments. we have established internal rules, policies and protocols covering cybersecurity, data security and personal information protection according to applicable laws and standards, to provide clear guidance on the safeguards of our network, the business data and personal information originated, collected and processed by us during our operation and govern how we may access and use such data, (ii) we adopted organizational and technical measures to ensure the security of such data against unauthorized access, disclosure, leakage, or tempering, (iii) we have established internal management bodies responsible for information security, data security and personal information protection respectively in accordance with the requirements of applicable laws and regulations and have appointed persons in charge of those matters,(iv) we had not been subject to any fines or other penalties due to non-compliance with data privacy and security laws or regulations; and (v) we maintain good communication and interaction with the relevant regulators in this regard.

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

Regulations Relating to Product Quality and Consumer Protection

The Product Quality Law, which was promulgated by Standing Committee of NPC on February 22, 1993 and most recently amended on December 29, 2018, applies to all production and sale activities in mainland China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

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

The Consumer Rights and Interests Protection Law or the Consumer Protection Law, which was promulgated by Standing Committee of NPC on October 31, 1993 and most recently amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of the consumers in mainland China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods, such as custom-made goods, fresh and perishable goods, digital products (e.g. audio-visual products, computer software downloaded online or unpacked by the consumer), newspapers and periodicals delivered and other goods for which non-return of goods is confirmed by the consumer at the time of purchase based on the characteristics of the goods) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the providers of the online marketplace platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the providers of the online marketplace platforms. Providers of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

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

On March 10, 2023, the State Administration for Market Regulation issued the Regulations on Prohibiting the Acts of Abuse of Dominant Market Positions, which took effect on April 15, 2023, to further prevent and prohibit the abuse of dominant market positions. On February 7, 2021, Anti-monopoly Commission of the State Council issued an Anti-Monopoly Guide for the Platform Economy Sector, or the Guide. The Guide provides operational standards and guidelines to be applied in identifying certain monopolistic acts of internet platforms which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products.

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

Regulations Relating to Foreign Currency Exchange and Dividend Distribution

Foreign Exchange

The principal regulations governing foreign currency exchange in mainland China are the Foreign Exchange Administration Regulations which was promulgated by the State Council on January 29, 1996 and most recently amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities or banks is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of foreign currency denominated loans or foreign currency is to be remitted into mainland China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign invested enterprise, or an FIE, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that the registered capital of an FIE settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within mainland China. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of an FIE settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not, in any case, be used to repay Renminbi loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date, and was partially amended on December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which took effect on the same date. Pursuant to SAFE Circular 16, FIEs (excluding financial institutions) may go through foreign exchange settlement formalities for their foreign debts at their discretion. Violations of such SAFE circulars could result in severe monetary or other penalties. On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, pursuant to which FIEs whose approved business scope does not include equity investments are allowed to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in mainland China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

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

Dividend Distribution

The principal regulations governing distribution of dividends of FIEs include the PRC Foreign Investment Law, the Implementation Rules of the PRC Foreign Investment Law, and the Company Law which was issued on December 29, 1993 and most recently amended on December 29, 2023.

Under these laws and regulations, WFOEs in mainland China may pay dividends only out of their accumulated after-tax profits, if any. In addition, WFOEs in mainland China are required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain statutory reserve funds until these reserves have reached 50% of the registered capital of the enterprises. These statutory reserves are not distributable as cash dividends.

Offshore Financing

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Oversea Investment, Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. Under SAFE Circular 37, (i) an “SPV” refers to an offshore entity directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests owned by such PRC residents; (ii) “round trip investment” refers to the direct investment in mainland China by such PRC residents through the “SPV,” including, without limitation, establishing FIEs and using such FIEs to purchase or control onshore assets through contractual arrangements; and (iii) “control” is defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 requires PRC residents to complete a foreign exchange registration of overseas investment with the competent local branches of SAFE before making capital contribution into an SPV. SAFE Circular 37 further requires the filing of amendment to the registration in the event of any changes with respect to the SPV, including basic information changes such as changes in a PRC resident individual shareholder, name of SPV or operation period, and significant changes such as changes in the capital contributed by PRC residents, share transfer or exchange, merger, division or other material events.

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

Stock Incentive Plans

Pursuant to the Administrative Measures For Individual Foreign Exchange, which was promulgated by PBOC on December 25, 2006 and became effective on February 1, 2007, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or SAFE Notice 7, which was promulgated by SAFE on February 15, 2012, PRC residents or non-PRC citizens residing in mainland China for a consecutive period of no less than one year, subject to a few exceptions, who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with SAFE or its local branches. Pursuant to SAFE Notice 7, PRC residents participating in the stock incentive plans of overseas-listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of these individuals who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with such individuals’ exercise of the employee share options. The foreign exchange proceeds received by such individuals from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas-listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such individuals. In addition, the PRC agents shall file the form for record-filing of information of the individuals participating in the stock incentive plans of overseas-listed companies with SAFE or its local branches within three business days at the beginning of each quarter.

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

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside mainland China with their “de facto management bodies” located within mainland China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise”, the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, both issued by SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives habitually reside in the PRC. In addition, SAT Bulletin 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of a PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

Dividend Withholding Tax

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to PRC outsourced income of “non-PRC resident enterprises,” which (i) do not have an establishment or place of business in mainland China or (ii) have an establishment or place of business in mainland China, but the relevant income is not actually connected with the establishment or place of business to the extent such dividends and gains are derived from sources within mainland China. The State Council or a tax treaty between mainland China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued by SAT on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Circular on Issues concerning the “Beneficial Owner” in Tax Treaties, or SAT Circular 9, issued by SAT on February 3, 2018, which became effective on April 1, 2018, a comprehensive analysis shall be conducted based on the factors set out in the present article and in combination with the actual conditions of specific cases, and certain factors which will negatively affect the determination of an applicant’s status as a “beneficial owner” are provided, such as the business activities engaged in by the applicant do not constitute substantive business activities. On October 14, 2019, SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-PRC resident enterprises are not required to obtain pre-approval from the relevant tax authorities in order to enjoy the reduced withholding tax. Instead, non-PRC resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

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

Issues concerning the withholding of EIT of the mainland China-sourced income, which refers to income obtained from sources within mainland China by non-mainland China resident enterprises that (a) do not have an establishment or place of business in mainland China or (b) have an establishment or place of business in mainland China, but the relevant income is not effectively connected with the establishment or place of business in mainland China, shall be subject to the SAT Circular 37. mainland China-sourced income includes income from equity investment such as dividend and bonus, income from interest, rental and royalties, income from the property transfer, and other income. Pursuant to the SAT Circular 37, non-PRC resident enterprises shall pay EIT in relation to their mainland China-sourced income, and the entities which have the direct obligation to make certain payments to a non-PRC resident enterprise shall be the relevant tax withholders for such non-PRC resident enterprise. The tax withholders shall, within seven days of the day on which the withholding obligation occurs, which is the day when the payment is made in fact or becomes due, declare and remit the withholding tax to the competent tax authority. When declaring and remitting the withholding tax payable, the tax withholders shall complete the Withholding Statement of the PRC for Enterprise Income Tax. In the event that the tax withholder fails to withhold and remit the taxable EIT for a non-PRC resident enterprise, or is unable to perform its obligation mentioned above, the non-PRC resident enterprise shall declare and pay the EIT to the competent tax authority, and complete the Withholding Statement of the PRC for Enterprise Income Tax.

Value-Added Tax

On March 23, 2016, the Ministry of Finance, or MOF and SAT jointly issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Taxes in Lieu of Business Taxes, or the SAT Circular 36. Effective from May 1, 2016, the PRC tax authorities will collect Value-Added Tax, or the VAT, in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Taxes and Amending the Provisional Regulation of China on Value-Added Taxes, pursuant to which, PRC tax authorities will collect VAT in lieu of business taxes for all industries where business taxes should have been collected within the PRC territory. Pursuant to the Provisional Regulation of China on Value-Added Taxes, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in mainland China, or import goods to mainland China, are subject to VAT at a rate ranging from 6% to 17%.

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

On October 28, 2010, Standing Committee of NPC promulgated the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, mainland China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer must pay the social insurance for its employees in accordance with the rates provided under relevant regulations and must withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund, which was promulgated on April 3, 1999, and was most recently amended on March 24, 2019, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. An enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

C. Corporate Structure

The following is a list of our principal subsidiaries as of December 31, 2023:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Dingdong Fresh Holding Limited	100%	October 30, 2018	British Virgin Islands	Investment holding
Dingdong Fresh (Hong Kong) Limited	100%	January 4, 2019	Hong Kong	Investment holding
Baqianlilu (Wuxi) Network Technology Co., Ltd.	100%	May 9, 2020	PRC	E-commerce
Shanghai 100me Internet Technology Co., Ltd.	100%	March 26, 2014	PRC	E-commerce
Yihengyishu (Shanghai) E-Commerce Co., Ltd.	100%	April 12, 2017	PRC	E-commerce
Chizhiyiheng (Shanghai) E-commerce Co., Ltd.	100%	July 18, 2018	PRC	E-commerce
Shilaiyunzhuan (Hangzhou) E-commerce Co., Ltd.	100%	January 4, 2019	PRC	E-commerce
Shishishun (Shenzhen) E-commerce Co., Ltd.	100%	July 12, 2019	PRC	E-commerce
Shishishun (Jiangsu) E-Commerce Co., Ltd.	100%	September 18, 2019	PRC	E-commerce
ChaoLizhi (Jiangsu) E-Commerce Co., Ltd.	100%	November 14, 2019	PRC	E-commerce
Beijing Bujiangjiu E-Commerce Co., Ltd.	100%	February 28, 2020	PRC	E-commerce
Shanghai Yushengbaigu Food Co., Ltd.	91.67%	October 21, 2020	PRC	Production of private label products
Chizhiyiheng (Nanjing) Supply Chain Co., Ltd.	100.00%	August 30, 2021	PRC	E-commerce

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of December 31, 2023:

D. Property, Plant and Equipment

Our principal place of business is located in Shanghai, mainland China. As of December 31, 2023, we lease nearly 1,100 properties including our offices and all of our regional processing centers and frontline fulfillment stations in 25 cities in mainland China. These leases vary in duration from two to four years.

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

A.
Operating Results

Overview

We are a leading fresh grocery e-commerce company in mainland China with sustainable growth. We directly provide users and households with fresh groceries, prepared food and other food products through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. With fresh groceries as our core product categories, we have successfully expanded to providing prepared food and other food products to grow into a leading one-stop online shopping destination in mainland China for consumers to make purchases for their daily lives.

Since our initial entry into Shanghai in May 2017, we have successfully expanded our business to many cities across mainland China. Demonstrating our ability to leverage our core capabilities and replicate our success in new markets. Starting from the third quarter of 2021, we strategically shifted our focus to “efficiency first with due consideration of scale”, aiming to achieve profitability to maximize our investors’ interests in us. Ever since our strategic shift, we have been focusing on further strengthening our product competitiveness while optimizing our fulfillment network, so as to increase user stickiness and secure their loyalty with us. In 2023, we strategically withdrew from some cities with immaterial GMV contribution historically but required substantial investment and time to build up a strong market presence and achieve economy of scale. In addition, in 2023, we observed slight declines in transacting use number and order volume in the short-term, as our platform experienced a significant influx of new users during the COVID-19 pandemic, where there was insufficient offline supply and some of these new users left our platform following the recovery from the COVID -19 pandemic. Nevertheless, we observed a noticeable improvement in user stickiness and loyalty. In 2023, the average monthly order frequency per user reached four times, indicating a substantial increase in user engagement and loyalty. Our focus on operational efficiency, along with our commitment to scalability, has proven instrumental in strengthening our user base and driving higher levels of customer engagement. As such, we believe that this will enhance our operating efficiency and cost-effectiveness in the longer term. Our ramp up in unit economics for new markets has continuously accelerated. Our average order value increased from RMB58.7 in 2021 to RMB72.1 in 2023. At the same time, our fulfillment expenses as percentage of total revenues decreased from 36.1% in 2021 to 23.5% in 2023, indicating significantly improved operational efficiency.

Our total revenues has grown from RMB20,121.1 million in 2021 to RMB24,221.2 million in 2022 and decreased to RMB19,971.2 million (US$2,812.9 million) in 2023, primarily due to the high base effect during 2022 when more Covid infections drove a surge in order volumes, withdrawal from a number of cities and stations in 2023 and impact of declining consumer prices for certain commodities, such as pork and vegetables, throughout 2023. Our total GMV has grown from RMB22,704.1 million in 2021 to RMB26,247.9 million in 2022, and decreased to RMB21,969.3 million (US$3,094.3 million) in 2023. We gradually narrowed our net loss, and recorded net loss of RMB6,429.1 million, RMB806.9 million, and RMB91.3 million (US$12.9 million) in 2021, 2022 and 2023, respectively, while our net loss margin was 32.0%, 3.3% and 0.5%, respectively. In addition, we achieved full-year non-GAAP profitability for the first time in 2023. We recorded non-GAAP net loss of RMB6,113.7 million in 2021, and RMB571.0 million in 2022, respectively, and non-GAAP net income of RMB45.4 million (US$6.4 million) in

2023, and our non-GAAP net loss margin was 30.4% and 2.4% in 2021 and 2022, and non-GAAP net profit margin was 0.2% in 2023.

Key Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving mainland China’s retail industry, including levels of per capita disposable income and consumer spending in mainland China. In addition, they are also affected by factors driving online retail in mainland China, the availability of improved logistics infrastructure and the increasing variety of payment options and channels, and competition in the industry. As a result, unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by the general factors set forth above, our results of operations are also more directly affected by specific factors relating to our business, including:

Our ability to further enhance product competitiveness to efficiently drive average order value

Product competitiveness is a fundamental driver of our business growth. Our ability to continually introduce compelling and quality new products and refine our current product offering drives the growth of our average order value. Our average order value was RMB58.7, RMB74.5 and RMB72.1 in 2021, 2022, and 2023, respectively. The slight decrease in 2023 was primarily due to the high base effect during 2022 when more Covid infections drove a surge in average order value, and impact of declining consumer prices for certain commodities, such as pork and vegetables, throughout 2023.

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

Our ability to manage our costs and expenses

Our results of operations are directly affected by our ability to further increase our business scale, realize economies of scale in our costs and expenses and further improve our operating efficiency. Cost of goods sold and fulfillment expenses are the two largest components of our costs and expenses, representing 79.9% and 36.1%, respectively, of our revenues in 2021, 69.1% and 25.2%, respectively, of our revenues in 2022, 69.3% and 23.5%, respectively, of our revenues in 2023. As we further enhance our product competitiveness, improve our operating efficiency and our business further grows in scale, we expect to further optimize our costs of goods sold and fulfillment expense structures and operating efficiency, benefiting our cash flow with favorable mix of trade payables, trade receivables and receivable turnover days.

Cost of goods sold consists of finished goods procurement cost and cost of fresh groceries and private label products. Cost of fresh groceries and private label products consists primarily of material procurement cost, labor cost and processing costs which mainly includes rental charges, utilities and depreciation of assets associated with food processing. We believe our costs of goods sold will be further optimized, as we (i) continue to deepen our relationship with suppliers and offer more value proposition to them through large order flow and order projections, which in turn enable us to have stable supplies of products at more attractive prices, (ii) continue to develop and launch private label products or prepared food to further refine our product mix, and (iii) continue to enhance in-house production capabilities for private label products, to further reduce costs.

Our fulfillment expenses primarily consist of (i) outsourcing expenses charged by third-party labor service companies for provision of delivery riders and workers at our regional processing centers and frontline fulfillment stations, (ii) lease expenses for our regional processing centers and frontline fulfillment stations, and (iii) logistics expenses charged by third party couriers. We expect our fulfillment expenses to decrease as a percentage of our revenues as we improve operating efficiency and leverage our business scale in the long run.

Our ability to improve our sourcing capabilities

Our results of operations are also affected by our ability to improve our sourcing capabilities and optimize products offerings on Dingdong Fresh. Direct source procurement assures us a stable and diverse supply of high quality products, while continuously strengthen our bargaining power and reducing procurement costs. In 2023, we sourced over 16,000 SKUs, including fresh groceries, prepared food and other food products from approximately 2,000 suppliers. In particular, direct source procurement, where directly sourcing from cooperatives and farms, accounted for approximately 85% of total procurement costs in the same period. Additionally, we carefully chose reliable farms to implement order-based production, where we determine the selection and quantity of products to procure based on project demand. We plan to further enhance our upstream procurement and direct sourcing capabilities as we deepen our relationships with our suppliers. In addition, to improve supply chain efficiency, we will continue to empower our upstream farms and suppliers and our own supply chain management through further enhancing digitalization and promoting standardization, and ensure end-to-end quality control over products on Dingdong Fresh. Our ability to improve our sourcing capabilities will also let us offer a wider variety of products on Dingdong Fresh, which will increase our total revenues while help us maintain an efficient cost structure.

Our ability to effectively invest in our fulfillment infrastructure and technology

Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology to cost-effectively meet the demands of our anticipated growth. As of December 31, 2023, we operated in 25 cities in mainland China, with a self-operated grid of around 45 regional processing centers and around 1,000 frontline fulfillment stations on our leased properties. We plan to continue our investment in core technology areas such as AI, big data and algorithm optimization to strengthen our existing technical advantages to support the proper functions of our fulfillment infrastructure. We expect these technology initiatives to provide innovative features, solutions and services to our users and suppliers, while increasing our operational efficiency. Our ability to effectively invest in our fulfillment infrastructure and technology may decrease our fulfillment expenses as a percentage of our total revenues in the long run, but require upfront capital investments and expenditures in the short run, both of which would affect our operating costs and expenses.

Seasonality

We have experienced seasonal fluctuations in customer purchases in our business. These seasonality patters are attributable to various factors, such as public holidays and the breakout of pandemics. For example, we typically experience higher user traffic and more purchase orders during summer holidays as families tend to cook more often for children at home and lower user traffic during the Chinese New Year. Other than the foregoing, shopping for fresh grocery and other food products is a frequent occurrence for consumers, and our sales are not normally subject to fluctuations, including during promotional events.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Product revenues	19,896,725	23,939,480	19,721,428	2,777,705
Service revenues	224,401	281,753	249,791	35,182
Total revenues	20,121,126	24,221,233	19,971,219	2,812,887
Operating costs and expenses:
Cost of goods sold	(16,076,178)	(16,735,643)	(13,847,949)	(1,950,443)
Fulfilment expenses	(7,272,535)	(6,114,851)	(4,700,879)	(662,105)
Sales and marketing expenses	(1,514,504)	(541,124)	(392,834)	(55,330)
Product development expenses	(905,007)	(1,003,225)	(802,890)	(113,085)
General and administrative expenses	(704,448)	(578,590)	(359,096)	(50,577)
Total operating costs and expenses	(26,472,672)	(24,973,433)	(20,103,648)	(2,831,540)
Other operating (loss)/income, net	(16,821)	(47,526)	2,307	326
Loss from operations	(6,368,367)	(799,726)	(130,122)	(18,327)
Interest income	45,324	93,035	157,486	22,181
Interest expenses	(85,151)	(133,714)	(98,954)	(13,937)
Other income/(expenses), net	32,965	40,264	(269)	(38)
Changes in fair value of warrant liabilities	(44,457)	—	—	—
Loss before income tax	(6,419,686)	(800,141)	(71,859)	(10,121)
Income tax expenses	(9,373)	(6,742)	(19,420)	(2,735)
Net loss	(6,429,059)	(806,883)	(91,279)	(12,856)

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

The following tables present a reconciliation of net loss to non-GAAP net loss for the periods presented:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(6,429,059)	(806,883)	(91,279)	(12,856)
Add: share-based compensation expenses	315,362	235,876	136,646	19,246
Non-GAAP net (loss)/income	(6,113,697)	(571,007)	45,367	6,390

	For the year ended December 31,
	2021	2022	2023
Net loss margin	(32.0)%	(3.3)%	(0.5)%
Add: share-based compensation expenses	1.6%	1.0%	0.7%
Non-GAAP net (loss)/profit margin	(30.4)%	(2.4)%	0.2%

Key Components of Results of Operations

Revenues

Revenues consist of (i) product revenues and (ii) service revenues. The following table sets forth a breakdown of our revenues by type in absolute amounts for the periods indicated:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Product revenues	19,896,725	23,939,480	19,721,428	2,777,705
Service revenues	224,401	281,753	249,791	35,182
Total revenues	20,121,126	24,221,233	19,971,219	2,812,887

We generate product revenues from sale of products on Dingdong Fresh, accounting for significantly all of our revenues in 2021, 2022 and 2023. We also generate a small amount of service revenues primarily from Dingdong membership fees paid by our members.

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

	For the years ended December 31
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Operating costs and expenses:
Cost of goods sold	16,076,178	79.9%	16,735,643	69.1%	13,847,949	1,950,443	69.3%
Fulfilment expenses	7,272,535	36.1%	6,114,851	25.2%	4,700,879	662,105	23.5%
Sales and marketing expenses	1,514,504	7.5%	541,124	2.2%	392,834	55,330	2.0%
Product development expenses	905,007	4.5%	1,003,225	4.1%	802,890	113,085	4.0%
General and administrative expenses	704,448	3.6%	578,590	2.5%	359,096	50,577	1.9%
Total operating costs and expenses	26,472,672	131.6%	24,973,433	103.1%	20,103,648	2,831,540	100.7%

Costs of goods sold. Costs of goods sold primarily consists of procurement costs of finished goods and material procurement costs, labor costs and processing costs for fresh groceries and private label products.

Fulfillment expenses. Fulfillment expenses consist primarily of (i) outsourcing expenses charged by third-party labor service companies for provision of delivery riders and workers at our regional processing centers and frontline fulfillment stations, (ii) warehouse leasing of regional processing centers and frontline fulfillment stations and (iii) transportation and logistics expenses paid to third-party couriers for transferring products from regional processing centers to frontline fulfillment stations. Outsourcing expenses amounted to RMB4,266.0 million, RMB3,382.1 million and RMB2,603.5 million (US$366.7 million) in 2021, 2022 and 2023, representing 58.7%, 55.3% and 55.4% of total fulfillment expenses, respectively. We expect our fulfillment expenses to decrease as a percentage of our revenues in the near future, as we further improve our operating efficiencies.

Sales and marketing expenses. Sales and marketing expenses primarily consist of (i) advertising expenses and (ii) staff costs, including share-based compensation expenses, for our sales and marketing personnel. We expect to continue to incur sales and marketing expenses to grow our user base and strengthen our brand image, but as we are more focused on increasing user stickiness to secure their loyalty with us and driving the growth through our improved product capabilities, our marketing efficiency will improve significantly.

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

Interest expenses

Interest expenses consist primarily of interest incurred from short-term bank loans, notes payable and reversed factoring arrangements.

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

Mainland China

Under the PRC Enterprise Income Tax Law and its implementation rules, our PRC subsidiaries, are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.

Enterprises that qualify as SSE are eligible for a preferential enterprise income tax rate of 20%. A number of our PRC operating subsidiaries are qualified as SSE and thus entitled to enjoy a preferential tax rate of 20% in 2021, 2022 and 2023.

Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, normally a 10% withholding tax is levied on dividends declared to foreign investors from mainland China.

We incurred income tax expenses of RMB9.4 million, RMB6.7 million and RMB19.4 million (US$2.7 million) for the years ended December 31, 2021, 2022 and 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased from RMB24,221.2 million in 2022 to RMB19,971.2 million (US$2,812.9 million) in 2023.

Product revenues. Product revenues decreased from RMB23,939.5 million in 2022 to RMB19,721.4 million (US$2,777.7 million) in 2023, primarily due to the high base effect during 2022 when more Covid infections drove a surge in order volumes, withdrawal from a number of cities and stations in 2023 and impact of declining consumer prices for certain commodities, such as pork and vegetables, throughout 2023.

Service revenues. Service revenues decreased from RMB281.8 million in 2022 to RMB249.8 million (US$35.2 million) in 2023, primarily due to a decrease in membership fees because of the high base effect during 2022 when more Covid infections drove a surge in order volumes.

Operating costs and expenses

Cost of goods sold. Our cost of goods sold decreased by 17.3% from RMB16,735.6 million in 2022 to RMB13,847.9 million (US$1,950.4 million) in 2023. Cost of goods sold as a percentage of revenues increased a little from 69.1% in 2022 to 69.3% in 2023.

Fulfillment expenses. Our fulfillment expenses decreased by 23.1% from RMB6,114.9 million in 2022 to RMB4,700.9 million (US$662.1 million) in 2023, primarily due to a decrease of RMB778.6 million in outsourcing expenses and RMB224.9 million in rental expenses and utilities. Fulfillment expenses as a percentage of revenues decreased from 25.2% in 2022 to 23.5% in 2023, primarily driven by the improved efficiency of regional processing centers and also the frontline employees.

Sales and marketing expenses. Our sales and marketing expenses decreased by 27.4% from RMB541.1 million in 2022 to RMB392.8 million (US$55.3 million) in 2023, primarily due to a decrease of RMB149.3 million in spending on advertising activities to acquire new users, as a result of our strengthened brand awareness among users and our focus on efficiency enhancements.

Product development expenses. Our product development expenses decreased by 20.0% from RMB1,003.2 million in 2022 to RMB802.9 million (US$113.1 million) in 2023, primarily due to our improved R&D human resources efficiency. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure, to further enhance our competitiveness.

General and administrative expenses. Our general and administrative expenses decreased by 37.9% from RMB578.6 million in 2022 to RMB359.1 million (US$50.6 million) in 2023, mainly due to a decrease of RMB64.1 million in professional service fees and RMB32.8 million in share-based compensation expenses.

Other operating (loss)/income, net

Our other operating income, net was RMB2.3 million (US$0.3 million) in 2023, compared with other operating loss, net of RMB47.5 million in 2022, mainly due to (i) a decrease of RMB26.2 million in loss from disposal of property and equipment, and (ii) a decrease of RMB11.0 million in compensation or penalties paid for early termination of contracts.

Loss from operations

As a result of the foregoing, we had operating loss of RMB130.1 million (US$18.3 million) in 2023, compared to RMB799.7 million in 2022.

Interest income

Our interest income increased by 69.3% from RMB93.0 million in 2022 to RMB157.5 million (US$22.2 million) in 2023, primarily due to the increase in interest rate of time deposits.

Interest expenses

Our interest expenses decreased by 26.0% from RMB133.7 million in 2022 to RMB99.0 million (US$13.9 million) in 2023, primarily due to less reverse factoring and short-term borrowings.

Loss before income tax

Primarily as a result of the foregoing, our loss before income tax was RMB800.1 million and RMB71.9 million (US$10.1 million) in 2022 and 2023, respectively.

Income tax expenses

As compared to RMB6.7 million income tax expenses we incurred in 2022, we incurred income tax expenses of RMB19.4 million (US$2.7 million) in 2023. Our income tax expenses in 2023 was due to taxable profit generated in the same period.

Net loss

As a result of the foregoing, our net loss was RMB806.9 million and RMB91.3 million (US$12.9 million) in 2022 and 2023, respectively.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues increased by 20.4% from RMB20,121.1 million in 2021 to RMB24,221.2 million in 2022.

Product revenues. Product revenues increased by 20.3% from RMB19,896.7 million in 2021 to RMB23,939.5 million in 2022, primarily driven by an increase in average order value, which increased by 27.0% from RMB58.7 in 2021 to RMB74.5 in 2022.

Service revenues. Service revenues increased by 25.6% from RMB224.4 million in 2021 to RMB281.8 million in 2022, primarily due to an increase in membership fees which is in line with the growth of our members.

Operating costs and expenses

Cost of goods sold. Our cost of goods sold increased by 4.1% from RMB16,076.2 million in 2021 to RMB16,735.6 million in 2022. Cost of goods sold as a percentage of revenues decreased from 79.9% in 2021 to 69.1% in 2022, primarily due to our improved product development capabilities.

Fulfillment expenses. Our fulfillment expenses decreased by 15.9% from RMB7,272.5 million in 2021 to RMB6,114.9 million in 2022, primarily due to a decrease of RMB883.9 million in outsourcing expenses and RMB286.3 million in consumables and packaging expenses. Such decrease was mitigated by increased fulfillment efficiency. Fulfillment expenses as a percentage of revenues decreased from 36.1% in 2021 to 25.2% in 2022, primarily driven by the increase in average order value and improved frontline fulfillment labor efficiency.

Sales and marketing expenses. Our sales and marketing expenses decreased by 64.3% from RMB1,514.5 million in 2021 to RMB541.1 million in 2022, primarily due to a decrease of RMB717.5 million in spending on advertising activities, as a result of our strengthened brand awareness among users and our focus on efficiency enhancements.

Product development expenses. Our product development expenses increased by 10.9% from RMB905.0 million in 2021 to RMB1,003.2 million in 2022, primarily due to an increase of RMB57.3 million in staff costs alongside with the increased investments in product development capabilities, agricultural technology, technical data algorithms, and other infrastructure.

General and administrative expenses. Our general and administrative expenses decreased by 17.9% from RMB704.4 million in 2021 to RMB578.6 million in 2022, primarily due to the improvement of management efficiency and a decrease of RMB165.3 million in share-based compensation expenses.

Other operating loss, net

Our other operating loss, net was RMB47.5 million in 2022, compared with RMB16.8 million in 2021, primarily due to (i) an increase of RMB31.6 million in loss from disposal of property and equipment, and (ii) an increase of RMB22.0 million in compensation or penalties paid for early termination of contracts.

Loss from operations

As a result of the foregoing, we had operating loss of RMB799.7 million in 2022, compared to RMB6,368.4 million in 2021.

Interest income

Our interest income increased by 105.3% from RMB45.3 million in 2021 to RMB93.0 million in 2022, primarily due to the increase in interest rate of time deposits.

Interest expenses

Our interest expenses increased by 57.0% from RMB85.2 million in 2021 to RMB133.7 million in 2022, primarily due to an increase in short-term borrowings.

Loss before income tax

Primarily as a result of the foregoing, our loss before income tax was RMB6,419.7 million and RMB800.1 million in 2021 and 2022, respectively.

Income tax expenses

As compared to RMB9.4 million income tax expenses we incurred in 2021, we incurred income tax expenses of RMB6.7 million in 2022, primarily due to the government grants received by one of our subsidiaries, which is deemed as taxable income according to PRC tax law.

Net loss

As a result of the foregoing, our net loss was RMB6,429.1 million and RMB806.9 million in 2021 and 2022, respectively.

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

Revenue Recognition

We recognize revenues from (i) product sales of primarily fresh groceries, prepared food and other food products through “Dingdong Fresh” APP, mini-programs and third-party platforms, and (ii) membership services.

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

We recognize product sales made through Dingdong Fresh APP, mini-programs and third-party platforms on a gross basis because we are acting as the principal in these transactions as we (i) are responsible for fulfilling the promise to provide the specified goods, (ii) take on inventory risks and (iii) have discretion in establishing price. Revenues generated from product sales are recognized at a point in time when the control of the product is transferred to the customer. We are subject to VAT on revenue generated from sales of products. This VAT may be offset by qualified input VAT paid by us to suppliers. The net VAT balance between input VAT and output VAT is recorded in “Other current assets” or “Accrued expenses and other current liabilities” on the consolidated balance sheets.

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

We also sell prepaid cards which can be redeemed to purchase products sold on Dingdong Fresh APP and mini program. Cash collected from the sales of prepaid cards is initially recorded as “Customer advances and deferred revenue” in the consolidated balance sheets and subsequently recognized as revenues upon the sales of products through redemption of prepaid cards. The prepaid card balances do not expire according to the current user agreement. We estimate the revenue related to breakage of unused balances in prepaid cards based on historical usage and redemption. Revenue from breakage or forfeiture of unused balances of prepaid cards were not significant for all periods presented.

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

Impairment of long-lived assets

We evaluate the recoverability of our long-lived assets, including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. For purposes of assessing recoverability, we identified a single geographical region that is serviced by various regional processing centers and frontline fulfillment stations to be the lowest level of independent cash flows. A long-lived asset group is not recoverable if the carrying value is higher than the undiscounted future cash flows expected to result from their use. Impairment losses are measured based on the excess of the asset group’s carrying amount over its fair value and reduces the carrying amount of the long-lived assets in the asset group on a pro rata basis using the relative carrying amounts of those assets. The adjusted carrying amounts after an impairment charge represent the new cost basis and is depreciated over their remaining useful lives. No impairment losses were recognized for the years ended December 31, 2021, 2022 and 2023.

In determining the fair value of our long-lived asset groups that are deemed not recoverable, we consider the highest and best use of their long-lived assets from a market participants’ perspective, which is determined to be the higher of the discounted future cash flows from operating the long-lived asset groups and the price market participants would pay to sub-lease the operating lease right-of-use assets, even if that use differs from our current or intended use of the asset group. Our use of long-lived assets may differ from the highest and best use from time to time, especially when entering into new geographic areas, as time is needed to acquire a meaningful user base and increase business scale to realize economies of scale in our operations. We estimate the fair value of our long-lived asset groups with the assistance of an independent third-party valuation firm.

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

We perform sensitivity analysis over the revenue growth rates for a selection of asset groups to assess their impact on the undiscounted future cash flows, and market rental rates on the operating lease right-use assets based on the price that market participants would pay to sub-lease.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere in this annual report.

B.
Liquidity and Capital Resources

To date, we have financed our capital requirements primarily through cash generated by historical equity and debt financing activities and capital contributions from our shareholders. We had cash and cash equivalents, restricted cash and short-term investments of RMB5,238.8 million, RMB6,495.7 million and RMB5,309.7 million (US$747.9 million) as of December 31, 2021, 2022 and 2023, respectively.

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

As of December 31, 2023, substantially all of our cash and cash equivalents were held in mainland China and substantially all were denominated in Renminbi and U.S. dollars. As of December 31, 2023, 99.6% of our cash and cash equivalents were held by our subsidiaries.

Substantially all of our revenues have been, and we expect will likely continue to be, denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Cash Flow Summary

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(5,666,538)	87,366	(234,606)	(33,044)
Net cash (used in)/generated from investing activities	(4,065,340)	(47,127)	519,329	73,146
Net cash generated from/(used in) financing activities	9,042,640	1,112,383	(934,424)	(131,611)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(90,778)	35,896	456	65
Net (decrease)/increase in cash and cash equivalents and restricted cash	(780,016)	1,188,518	(649,245)	(91,444)
Cash and cash equivalents and restricted cash at the beginning of the year	1,450,448	670,432	1,858,950	261,828
Cash and cash equivalents and restricted cash at the end of the year	670,432	1,858,950	1,209,705	170,384

Operating activities

For the year ended December 31, 2023, net cash outflow of operating activities was RMB234.6 million (US$33.0 million), which was primarily attributable to (i) net loss of RMB91.3 million (US$12.9 million), as adjusted by non-cash items, which primarily comprised (a) share-based compensation expenses of RMB136.6 million (US$19.2 million), (b) depreciation and amortization expenses of RMB155.0 million (US$21.8 million), and (ii) changes in operating assets and liabilities, was primarily the result of (a) a decrease of RMB464.5 million (US$65.4 million) in accounts payable, (b) a decrease of RMB149.9 million (US$21.1 million) in operating lease liabilities, (c) a decrease of RMB135.4 million (US$19.1 million) in accrued expenses and other current liabilities, and (d) a decrease of RMB96.0 million (US$13.5 million) in salary and welfare payable, partially offset by (e) a decrease of RMB139.9 million (US$19.7 million) in operating lease right-of-use assets, (f) a decrease of RMB133.0 million (US$18.7 million) in inventories.

For the year ended December 31, 2022, net cash generated from operating activities was RMB87.4 million, which was primarily attributable to (i) net loss of RMB806.9 million, as adjusted by non-cash items, which primarily comprised (a) share-based compensation expenses of RMB235.9 million and (b) depreciation and amortization expenses of RMB204.2 million, and (ii) changes in operating assets and liabilities, was primarily the result of (a) a decrease of RMB820.5 million in operating lease right-of-use assets, (b) a decrease of RMB292.3 million in prepayments and other current assets, (c) an increase of RMB152.6 million in accrued expenses and other current liabilities, and (d) an increase of RMB84.4 million in salary and welfare payable, partially offset by (e) a decrease of RMB842.1 million in operating lease liabilities, (f) a decrease of RMB171.9 million in accounts payable, and (g) an increase of RMB67.4 million in inventories.

For the year ended December 31, 2021, net cash used in operating activities was RMB5,666.5 million, which was primarily attributable to (i) our net loss of RMB6,429.1 million, as adjusted by non-cash items, which primarily comprised (a) share-based compensation expenses of RMB315.4 million, (b) depreciation and amortization expenses of RMB213.1 million, (c) changes in fair value of warrant liabilities of RMB44.5 million, and (d) loss on disposal of property and equipment of RMB35.5 million, and (ii) changes in operating assets and liabilities, which was primarily the result of (a) an increase of RMB742.3 million in operating lease right-of-use assets, (b) an increase of RMB364.0 million in prepayments and other current assets, (c) an increase of RMB152.7 million in accounts receivable, (d) an increase of RMB151.0 million in inventories, and partially offset by (e) an increase of RMB747.1 million in operating lease liabilities, and (f) an increase of RMB478.7 million in accounts payable, and (g) an increase of RMB164.6 million in accrued expenses and other current liabilities.

Investing activities

For the year ended December 31, 2023, net cash inflow of investing activities was RMB519.3 million (US$73.1 million), which was primarily attributable to (i) maturities from short-term investments of RMB8,734.8 million (US$1,230.3 million), partially offset by (ii) purchases of short-term investments of RMB8,167.4 million (US$1,150.4 million), (iii) purchase of property and equipment of RMB83.3 million (US$11.7 million).

For the year ended December 31, 2022, net cash used in investing activities was RMB47.1 million, which was primarily attributable to (i) purchases of short-term investments of RMB6,469.1 million, (ii) purchase of property and equipment of RMB126.9 million, (iii) purchases of debt and equity investments of RMB31.0 million, partially offset by (iv) maturities from short-term investments of RMB6,574.0 million.

For the year ended December 31, 2021, net cash used in investing activities was RMB4,065.3 million, which was primarily attributable to (i) purchase of short-term investments of RMB9,078.5 million and (ii) purchase of property and equipment of RMB451.6 million, partially offset by (iii) maturities from short-term investments of RMB5,454.1 million.

Financing activities

For the year ended December 31, 2023, net cash used in financing activities was RMB934.4 million (US$131.6 million), which primarily comprised of (i) repayment of short-term borrowings of RMB12,824.3 million (US$1,806.3 million), partially offset by (ii) proceeds from short-term borrowings of RMB11,886.6 million (US$1,674.2 million).

For the year ended December 31, 2022, net cash generated from financing activities was RMB1,112.4 million, which primarily comprised of (i) proceeds from short-term borrowings of RMB13,782.9 million, (ii) issuance of redeemable noncontrolling interests of RMB70.0 million, partially offset by (iii) repayment of short-term borrowings of RMB12,665.9 million and (iv) repayment of long-term borrowings of RMB57.9 million.

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

Capital expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment. Our total capital expenditures were RMB451.6 million, RMB126.9 million and RMB83.3 million (US$11.7 million) in 2021, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to enhance our supply chain and product capability and meet the expected growth of our business.

Contractual Obligations

The following table sets forth our material contractual obligations as of December 31, 2023.

	Payment Due by Period
	Total	2024	2025	2026	2027	2028 and thereafter
	(RMB in thousands)
Operating lease commitments	1,337,290	719,243	363,603	167,135	50,222	37,087
Cloud service purchase commitment	31,295	31,295	—	—	—	—
Total	1,368,585	750,538	363,603	167,135	50,222	37,087

Other than as shown above, we did not have any material capital and other commitments, long-term obligations, guarantees or other reasonably likely material cash requirements (even if not contractual and not recognized as liabilities) as of December 31, 2023.

Holding Company Structure

Dingdong (Cayman) Limited is not a Chinese operating company, but a Cayman Islands holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under relevant PRC law, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “Consolidated Financial Statements” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China—Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.” For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to Dingdong (Cayman) Limited by our PRC subsidiaries.

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

Under PRC laws, Dingdong (Cayman) Limited may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2021, 2022 and 2023, the aggregate amount of capital contribution by Dingdong (Cayman) Limited and our intermediate holding companies to our PRC subsidiaries were RMB2,951.2 million, RMB3,889.9 million and RMB12.3 million (US$1.7 million), respectively. For the years ended December 31, 2021, 2022 and 2023, the Cayman Islands holding company and our intermediary holding companies provided loans of RMB2,900.4 million, RMB539.1 million and RMB16.6 million (US$2.3 million), respectively, to our PRC subsidiaries, and received loan repayments of RMB333.0 million, RMB3,279.0 million and nil, respectively.

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “Consolidated Financial Statements” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China—Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.” For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to Dingdong (Cayman) Limited by our PRC subsidiaries.

C.
Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.
Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates.”

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Changlin Liang	52	Founder, Director and Chief Executive Officer
Song Wang	41	Director and Chief Financial Officer
Yi Ding	38	Director and Chief Operating Officer
Eric Chi Zhang	49	Director
Weili Hong	54	Independent Director
Philip Wai Lap Leung	65	Independent Director
Xu Jiang	52	Chief Technology Officer
Zhijian Xu	53	Chief Merchandising Officer
Hongli Gong	36	Chief Human Resources Officer

Changlin Liang is our founder, and has served as our director and chief executive officer since our inception. Mr. Liang is a successful serial entrepreneur with expertise in product design and technology development. Mr. Liang bears a unique and long-term vision into our industry, and has a deep understanding of mainland China’s new retail industries, agricultural supply chain, and family consumption demand. Prior to founding our company, Mr. Liang founded iYaya.com and MaMaBang App in April 2003, an online platform focusing on the parenting and maternity markets. Prior to that, Mr. Liang independently developed the world’s first and one of the best-selling video cutting and merging tools, Easy Video Joiner & Splitter, in 2002. Mr. Liang received his bachelor’s degree of engineering from National University of Defense Technology in July 1994 and obtained his master’s degree in communication and information system from Lanzhou University in June 2000.

Song Wang has served as our director since September 2023, our chief financial officer since December 2023, and previously our senior vice president since joined the Company. With nearly 17 years of experience in mainland China's consumer and retail industry, Mr. Song Wang is no doubt an industry veteran with deep insights of the sector the Company competes in. Prior to joining the Company, Mr. Wang worked in a handful of mainland China's leading e-commerce and new retail companies, endorsed by Alibaba (NYSE: BABA and HKEX: 9988). He served as the financial director of Ele.me, the chief financial officer of Lianhua Supermarket (HKEx: 0980), and head of the finance department of Hema Fresh. Prior to that, Mr. Wang worked in finance department of several companies, managing and running their finance activities. He served as the senior financial director of Yiguo E-Commerce, the head of

Financial Shared Service Center of Yihai Kerry (more commonly known as Jinlongyu, SZSE: 300999), and the financial manager of Huawei Technologies. Mr. Wang holds a bachelor's degree in management from Tiangong University.

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

Eric Chi Zhang has served as our director since June 2021. Mr. Zhang is currently a Managing Director and Head of General Atlantic’s business in China. Prior to joining General Atlantic, Mr. Zhang was a Global Partner and Managing Director at The Carlyle Group, where he focused on investment opportunities in Asia from 2006 to 2016 and he also served as a board member for both the general partner and the management company of Carlyle Beijing Partners Fund. Before joining Carlyle in 2006, Mr. Zhang was a Vice President of M&A at Credit Suisse, based in the firm’s Hong Kong office. Prior to that, he was a Vice President in the Investment Banking Division at China International Capital Corporation Limited in Beijing. Mr. Zhang received an M.A. in Economics from Shanghai University of Finance and Economics.

Weili Hong has served as our independent director since June 2021. Dr. Hong is a pioneer and expert in financial institutions and capital markets in China and overseas. He was the president and chief research officer of CMC Holdings from November 2016 to September 2018. Prior to joining CMC Holdings, he was a partner of the Gopher Asset Management from February 2014 to March 2016, in charge of private equity and venture capital funds of funds and direct investments. Dr. Hong also served as the managing partner of KTB Ventures from April 2008 to April 2012, and the head of business development in ING China from June 2004 to July 2007. Dr. Hong also serves as an independent non-executive director of Edianyun Limited (a company listed on the Stock Exchange, stock code: 2416), since May 2023 and as an independent director for ClouDr Group Limited (09955.HK), since July 2022. He has also served as an independent director of listed companies such as Qinhuai Data, Rise Education, and Luolai Lifestyle. Dr. Hong currently serves as a guest professor in the School of Economics of Fudan University; and a guest professor of the Fanhai International School of Finance, Fudan University. He is also the vice chairman of the Global Alumni Association, School of Economics, Fudan University. Dr. Hong received both of his bachelor’s and doctor’s degrees in Economics from Fudan University.

Philip Wai Lap Leung has served as our independent director since June 2021. Mr. Leung has over 30 years of experience at Ernst & Young where he served as managing partner of Shanghai office from 1994 to 2004, managing partner of listing services in Greater China from 2005 to 2009, managing partner of listing services in the Far East Region from 2007 to 2009, managing partner of Central China from 2010 to 2015, and as managing partner of Greater China Markets from 2016 to 2019. He retired from Ernst & Young in June 2020. Mr. Leung currently serves as independent directors of China World Trade Center Company Ltd.(Shanghai Stock Exchange: 600007), Dongfeng Motor Group Company Limited (HKEx: 0489), Zhejiang E-Commerce Bank Co., Ltd. and Shanghai Chemical Industry Park Industrial Gases Co., Ltd.. Mr. Leung obtained a Higher Diploma in Accounting from Hong Kong Polytechnic (currently known as Hong Kong Polytechnic University). Mr. Leung is a member of The Hong Kong Institute of Certified Public Accountants.

Xu Jiang has served as our chief technology officer since October 2020. Prior to joining us, Mr. Jiang served as a Senior MTS (Member of Technical Staff) of Tmall import and export technology department at Alibaba Group Holding Limited, a company listed on the NYSE (ticker: BABA) and the Stock Exchange (stock code: 9988), from April 2015 to April 2020. From October 2014 to April 2015, Mr. Jiang served as a senior director of engineering at Trip.com Group Ltd, a company listed on NASDAQ (ticker: TCOM) and the Stock Exchange (stock code: 9961), where he worked as the CTO of payment platform. From July 2007 to March 2010 and from June 2011 to October 2014, Mr. Jiang served as a software engineer and platform architect in eBay Inc, a company listed on NASDAQ (ticker: EBAY). From March 2010 to June 2011, Mr. Jiang served as the vice president in Morgan Stanley Information Technology (Shanghai) Co., Limited. From November 2004 to July 2007, Mr. Jiang served as a senior engineer at Sybase Software (China) Co., Led. Mr. Jiang received his bachelor’s degree in physics and computer science and his master’s degree in computer science from Shanghai Jiaotong University in mainland China in July 1995 and March 2001, respectively.

Zhijian Xu has served as our chief merchandising officer since November 2022, and previously our senior vice president since June 2019. Prior to joining us, from April 2018 to May 2019, Mr. Xu served as a deputy general manager at Shanghai Huajie Enterprise Management Co., Ltd.. From October 1994 to March 2018, Mr. Xu worked at Zhengda Group, with his last position being a vice president. Mr. Xu received his bachelor’s degree in accounting from Nanchang University in mainland China in June 2014, and received an executive master of business degree from Shanghai Jiaotong University in mainland China in May 2012.

Hongli Gong has served as our chief human resources officer since December 2023. Ms. Gong worked in Dingdong from 2015 to 2017, primarily responsible for recruitment related matters, and re-joined the Company as head of the human resources department from January 2019 to December 2023. From 2017 to 2018, Ms. Gong worked at Taimei Technology, mainly responsible for human resources business partnership matters. From 2014 to 2015, Ms. Gong worked at Pactera Technology. Prior to that, she worked in a head-hunting company focusing on pharmaceutical industry from 2012 to 2014. Ms. Gong obtained her bachelor's degree in clinical medicine from Weifang Medical University in 2012.

B.
Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of RMB16.4 million (US$2.3 million) in cash to our executive officers, and we paid an aggregate remuneration and allowances of approximately US$150,000 in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In June 2022, our board of directors approved a further amendment to the Amended and Restated 2020 Share Incentive Plan, or the “Second A&R Plan”. Under the Second A&R Plan, the maximum aggregate number of ordinary shares may be issued upon the exercise of options is increased to 40,544,715 ordinary shares. The ordinary shares to be awarded pursuant to the Second A&R Plan were issued by us and held by EatBetter Holding Limited and Glory Graze Holding Limited (collectively, the “ESOP Platforms”) before granted to our employees and senior management upon exercise of share options and are subject to further amendment. As of March 31, 2024, awards to purchase 21,581,195 ordinary shares under the Second A&R Plan have been granted and remain outstanding, excluding awards that were cancelled after the relevant grant dates.

As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the A&R 2020 Plan is 40,181,400. The ordinary shares to be awarded pursuant to the Second A&R Plan were issued by us and held by the ESOP Platforms before granted to our employees and senior management upon exercise of share options and are subject to further amendment.

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

The following table summarizes, as of March 31, 2024, the options granted under the Second Amended and Restated 2020 Share Incentive Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Weight Average Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Changlin Liang	—	—	—	—
Song Wang	*	0.00	2023/7/1	2033/6/30
			2023/10/1	2033/9/30
Yi Ding	*	0.64	2015/6/30	2025/6/29
			2016/6/30	2026/6/29
			2018/6/30	2028/6/29
			2020/10/31	2030/10/30
			2021/9/30	2031/9/29
			2022/7/1	2032/6/30
			2022/10/1	2032/9/30
			2022/10/31	2032/10/30
			2023/7/1	2033/6/30
Eric Chi Zhang	—	—	—	—
Weili Hong	*	2.33	2021/12/31	2031/12/30
Philip Wai Lap Leung	*	2.33	2021/12/31	2031/12/30
Xu Jiang	*	1.69	2021/4/20	2031/4/19
			2021/9/30	2031/9/29
			2022/7/1	2032/6/30
			2022/10/1	2032/9/30
			2023/7/1	2033/6/30
Zhijian Xu	*	1.11	2019/6/30	2029/6/29
			2020/10/31	2030/10/30
			2021/1/1	2030/12/31
			2021/9/30	2031/9/29
			2022/7/1	2032/6/30
			2022/10/1	2032/9/30
			2022/10/31	2032/10/30
			2023/7/1	2033/6/30
Hongli Gong	*	1.14	2019/3/30	2029/3/29
			2019/4/30	2029/4/29
			2020/6/30	2030/6/29
			2021/9/30	2031/9/29
			2020/10/31	2030/10/30
			2021/12/31	2031 /12/30
			2022/7/1	2032/6/30
			2022/10/1	2032/9/30
			2022/10/31	2032/10/30
			2023/7/1	2033/6/30
			2023/10/1	2033/9/30
All directors and executive officers as a group	5,094,253

Note:

* Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

As of March 31, 2024, other employees as a group held awards to purchase 21,581,195 ordinary shares of our company, with an average weighted exercise price of US$1.72 per share.

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

D.
Employees

We had 3,015 full-time employees as of December 31, 2023 all of whom were based in mainland China, primarily at our headquarters in Shanghai, mainland China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

Function	Number of Employees	Percentage
Product development	1,202	39.9%
Fulfillment	1,068	35.4%
General and administrative	349	11.6%
Sales and marketing	390	13.1%
Total	3,015	100%

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of March 31, 2024, by:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations of percentage of beneficial ownership in the table below are based on 354,341,528 ordinary shares on an as-converted basis outstanding as of March 31, 2024, and 299,797,728 Class A ordinary shares and 54,543,800 Class B ordinary shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†
Directors and Executive Officers*:
Changlin Liang(1)	37,333,576	54,543,800	25.9%
Song Wang	*	—	*
Yi Ding	*	—	*
Eric Chi Zhang	—	—	—
Philip Wai Lap Leung	*	—	*
Weili Hong	*	—	*
Xu Jiang	*	—	*
Zhijian Xu	*	—	*
Hongli Gong	*	—	*
All Directors and Executive Officers as a Group	39,040,850	54,543,800	26.4%
Principal Shareholders:
DDL Group Limited(2)	—	54,543,800	15.4%
EatBetter Holding Limited(3)	26,604,463	—	7.5%
General Atlantic Singapore DD Pte. Ltd.(4)	19,514,350	—	5.5%
SVF II Cortex Subco (DE) LLC(5)	20,906,600	—	5.9%
CTG Evergreen Investment C Limited(6)	17,819,000	—	5.0%
HSG HOLDING LIMITED(7)	16,711,749	—	4.7%

* This person beneficially owns less than 1% of our outstanding ordinary shares.

† Except as otherwise indicated below, the business address of our directors and executive officers is 8th Floor, Building 1, 56 Fanchang Road, Pudong New Area, Shanghai, 201201, People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days of March 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. The total number of ordinary shares outstanding as of March 31, 2024 is 354,341,528.

(1)
Represents (i) 54,543,800 Class B ordinary shares directly held by DDL Group Limited that may be deemed to be beneficially owned by Mr. Changlin Liang, (ii) 10,328,321 Class A ordinary shares directly held by 4DDL Holding Limited, that may be deemed to be beneficially owned by Mr. Changlin Liang, as the sole shareholder of 4DDL Holding Limited, (iii) 26,795,579 Class A ordinary shares directly held by EatBetter Holding Limited, that may be deemed to be beneficially owned by Mr. Changlin Liang who has the sole dispositive power and sole voting power over shares held by EatBetter Holding Limited, that may be deemed to be beneficially owned by Changlin. Liang, and (iv) 400,793 Class A ordinary shares directly held by Mr. Changlin Liang in the form of 400,792 ADSs. DDL Group Limited is a British Virgin Islands business company limited by shares beneficially owned by Mr. Changlin Liang. DDL Group Limited is ultimately held by LX Family Trust, a trust established under the laws of British Virgin Islands and managed by TMF (Cayman) Ltd., as the trustee. Under the terms of this trust, Mr. Changlin Liang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by DDL Group Limited in our company. 4DDL Holding Limited is a company incorporated in the British Virgin Islands and is wholly owned by Mr. Changlin Liang. EatBetter Holding Limited is a company incorporated in the British Virgin Islands, which holds ordinary shares allocated to award our employees under our A&R 2020 Plan. Mr. Changlin Liang has sole dispositive and sole voting power over shares held by EatBetter Holding Limited. The registered office of DDL Group Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tort, British Virgin Islands. The registered address of 4DDL Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The registered address of EatBetter Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
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
(3)
Represents 26,795,579 Class A ordinary shares held by EatBetter Holding Limited, which holds Class A shares allocated to award our employees under our A&R 2020 Plan. EatBetter Holding Limited is a limited liability company incorporated in the British Virgin Islands. Mr. Changlin Liang has sole dispositive power and sole voting power over shares held by EatBetter Holding Limited. Its registered address is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(4)
Represents 19,514,350 Class A ordinary shares held by General Atlantic Singapore DD Pte. Ltd. (“GAS DD”). GAS DD is wholly owned by General Atlantic Singapore Fund Pte. Ltd. (“GASF”). The majority shareholder of GASF is General Atlantic Singapore Interholdco Ltd. (“GASF Interholdco”). The shareholders of GASF Interholdco that share beneficial ownership of the shares held of record by GASF are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”), General Atlantic Partners (Lux) SCSp (“GAP Lux”), GAP Coinvestments III, LLC (“GAPCO III”), GAPCO Coinvestments IV, LLC (“GAPCO IV”), GAPCO Coinvestments V, LLC (“GAPCO V”) and GAP Coinvestments CDA, L.P. (“GAPCO CDA”). The general partner of GAP Bermuda IV, GAP Bermuda EU, and GAP Lux is ultimately controlled by GAP (Bermuda) L.P. (“GAP Bermuda”). GAP Bermuda is controlled by the Management Committee of GASC MGP, LLC (the “Management Committee”). General Atlantic, L.P. (“GA LP”), which is also controlled by the Management Committee, is the managing member of GAPCO III, GAPCO IV, GAPCO V and the general partner of GAPCO CDA. There are nine members of the Management Committee.
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

As of March 31, 2024, to our knowledge, 232,088,532 of our total issued and outstanding Class A ordinary shares were held by three record shareholders in the United States, including 212,756,931 held by Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

On August 25, 2022, a securities class action lawsuit, McCormack v. Dingdong (Cayman) Ltd. et al, 1:22-cv-07273-VSB, was filed against us, certain of our directors and officers, our underwriters in connection with our U.S. listing and our process agent in the U.S. District Court for the Southern District of New York (S.D.N.Y.) (the “SDNY Action”). The plaintiff in the SDNY Action asserted non-fraud, strict liability claims under the U.S. Securities Act and alleged material omissions and misrepresentations in our registration statements on Form F-1 (including all amendments made thereto) and final prospectus (collectively, the “Offering Documents”) issued in connection with our U.S. listing. On June 22, 2023 the plaintiff filed for voluntarily dismissed of this matter.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to legal, regulatory and/or administrative proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business and results of operations,” and “We and certain of our directors and officers may be named as defendants in a shareholder class action lawsuit in the U.S., which could have a material adverse impact on our business, results of operation, and reputation.”

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than our memorandum and articles of association and any special resolutions passed by us, and our registers of mortgages and charges). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we intend to provide our shareholders with annual audited financial statements.

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
•
may issue shares with no par value;
•
may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
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

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or obtain copies of the list of shareholders of these companies. However, we intend to provide our shareholders with annual reports containing audited financial statements.

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

Mainland China

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside mainland China with “de facto management body” within mainland China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that Dingdong (Cayman) Limited is not a PRC resident enterprise for PRC tax purposes. Dingdong (Cayman) Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Dingdong (Cayman) Limited meets all of the conditions above. Dingdong (Cayman) Limited is a company incorporated outside mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that Dingdong (Cayman) Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non-PRC resident individual shareholders (including our ADS holders) would be subject to any

PRC tax on dividends or gains obtained by such non-PRC resident individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Dingdong (Cayman) Limited would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that Dingdong (Cayman) Limited is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China—We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

United States Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) as of the date hereof. This discussion is based upon provisions of the Code and U.S. Treasury regulations and rulings thereunder as of the date hereof, which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made or the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion, moreover, does not contain a detailed description of all of the United States federal income tax consequences to U.S. Holders and does not address the U.S. federal estate, gift, alternative minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, any withholding or information reporting requirements (including pursuant to Section 1471 through 1474 of the Code or Section 3406 of the Code), or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•
banks and other financial institutions;
•
insurance companies;
•
pension plans;
•
cooperatives;
•
regulated investment companies;
•
real estate investment trusts;
•
broker-dealers in stocks and securities, or currencies;

•
persons that elect to use a mark-to-market method of accounting for our securities;
•
certain former U.S. citizens or long-term residents;
•
entities subject to the United States anti-inversion rules;
•
persons liable for alternative minimum tax;
•
persons holding the ADSs or Class A ordinary shares in connection with a permanent establishment or fixed base outside the United States;
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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares, as applicable.

Each U.S. Holder is urged to consult its tax advisor regarding the particular U.S. federal tax consequences of the purchase, ownership and disposition of our ADSs or Class A ordinary shares , as well as any consequences arising under the laws of any other taxing jurisdiction.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•
an individual who is a citizen or resident of the United States;
•
a corporation created in, or organized under the law of the United States or any state thereof or the District of Columbia;
•
an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person under the Code.

For U.S. federal income tax purposes, a U.S. Holder of ADSs should generally be treated as the beneficial owner of the underlying shares represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs generally are not expected to be subject to U.S. federal income tax. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner.

Dividends

Subject to the discussion under “— United States Federal Income Tax Considerations — Passive Foreign Investment Company” below, the gross amount of any distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the U.S. Holder’s tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange.

Because we do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Dividends received by a non-corporate U.S. Holder may qualify for the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under a published IRS notice, common or ordinary shares, or American depositary shares representing such shares (such as our ADSs), are considered to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs (but not our Class A ordinary shares) are. Based on existing guidance, it is unclear whether the Class A ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only our ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot guarantee, that dividends we pay, if any, on the Class A ordinary shares that are represented by ADSs (but not on the Class A ordinary shares that are not so represented), will, subject to applicable limitations, be eligible for the reduced rates of taxation. There can be no assurance that any of our securities will be considered readily tradable on an established securities market in the United States in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—Mainland China”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph, subject to applicable limitations.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate U.S. Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or Class A ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (disregarding certain periods of ownership while the U.S. Holder’s risk of loss is diminished) or if such U.S. Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate U.S. Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on any dividends that we pay with respect to our ADSs or Class A ordinary shares in their particular circumstances. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. See “— United States Federal Income Tax Considerations — Passive Foreign Investment Company” below.

The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends paid on our ADSs or Class A ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations and disallowance rules that apply to foreign tax credits generally, to claim a foreign tax credit against its U.S. federal income tax liability in respect of any nonrefundable foreign withholding taxes imposed at the appropriate rate applicable to such U.S. Holder on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

U.S. Holders that receive distributions of additional ADSs or Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of such distributions, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Sale or Other Disposition of our ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and such U.S. Holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Subject to the discussion under “— United States Federal Income Tax Considerations — Passive Foreign Investment Company” below, such capital gain or loss will be long-term capital gain or loss if such U.S. Holder has held the ADSs or Class A ordinary shares for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which could limit the availability of foreign tax credits. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in mainland China, a U.S. Holder may elect to treat such gain as PRC-source gain under the Treaty. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in their particular circumstances.

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

For this purpose, passive income generally includes, among other things, cash and assets readily convertible into cash, dividends, interest, income equivalent to interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets, and earning a proportionate share of the income, of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based upon our market capitalization and the nature and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, although there can be no assurance in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot assure you that the IRS, or a court, will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

Changes in the nature or composition of our assets may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and unbooked intangibles not reflected on our balance sheet (which may be determined by reference to the market price of our ADSs from time to time (which may be volatile)) and also may be affected by how, and how quickly, we spend our liquid assets, including the cash generated from our operations and raised in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. Among other matters, if our market capitalization subsequently declines, we may be or become classified as a PFIC for one or more future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. While we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to our ADSs or Class A ordinary shares. If a deemed sale election is made, the U.S. Holder will be deemed to have sold such ADSs or Class A ordinary shares the U.S. Holder holds at their fair market value on the last day of the last taxable year during which we were a PFIC and any gain from such deemed sale would be taxed as an “excess distribution” as described below. Any loss from the deemed sale is not recognized. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, such ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. Holders will not be subject to the rules described below with respect to any “excess distribution” such U.S. Holders receive from us or any gain from a sale or other taxable disposition of our ADSs or Class A ordinary shares. U.S. Holders are strongly urged to consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to the U.S. Holder.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special and adverse tax rules on (i) any “excess distribution” that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S.

Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•
the excess distribution and/or recognized gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
•
the amount of the excess distribution and/or recognized gain allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
•
the amount of the excess distribution and/or recognized gain allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations in the United States, as applicable, for that year; and
•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if a United States Holder holds the ADSs or ordinary shares as capital assets.

Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of the U.S. Holder’s ADSs or Class A ordinary shares at death.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries that are corporations (or other corporations in which we directly or indirectly own equity interests) is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States corporation classified as a PFIC (each such corporation, a lower-tier PFIC) for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. Our ADSs and/or Class A ordinary shares will be treated as marketable stock if the ADSs or Class A ordinary shares, as applicable, are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Our ADSs are currently traded on the New York Stock Exchange which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Only the ADSs and not the Class A ordinary shares are listed on the New York Stock Exchange. Consequently, if a U.S. Holder is a holder of our Class A ordinary shares that are not represented by our ADSs, such U.S. Holder generally will not be eligible to make a mark-to-market election.

If a U.S. Holder makes an effective mark-to-market election, for each taxable year that we are a PFIC, such U.S. Holder will generally (i) include as ordinary income the excess, if any, of the fair market value of ADSs held at the end of the taxable year over such U.S. Holder’s adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of such U.S. Holder’s adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election.

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

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, such U.S. Holder must generally file an annual IRS Form 8621 and may be required to file other IRS forms. Significant penalties are imposed for failure to file such form. Further, a failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of your taxable years for which such form is required to be filed. U.S. Holders are encouraged to consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds paid in respect of sale or other disposition of, the ADSs or Class A ordinary shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless such U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against such U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Specified Foreign Financial Assets

U.S. Holders who are individuals and certain domestic entities generally will be required to submit certain information to the IRS with respect to their beneficial ownership of our ADSs or Class A ordinary shares as is necessary to identify the class or issue of which our ADSs or Class A ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or Class A ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000. This law also imposes penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders are urged to consult their tax advisors regarding the potential reporting requirements that may be imposed with respect to ownership of our ADSs or Class A ordinary shares.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially expose us to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and short-term investments. As of December 31, 2023, we had RMB5,271.9 million (US$742.5 million) of cash, time deposits and wealth management products held by financial institutions in the PRC. We believe that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

Foreign Exchange Risk

Our functional currency is U.S. dollars, and the reporting currency is Renminbi. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollars against Renminbi was approximately 2.3% in 2021. The appreciation of the US dollar against the Renminbi was approximately 9.2% and 1.7% in 2022 and 2023, respectively. Any significant revaluation of Renminbi may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of Renminbi against U.S. dollars would result in foreign currency translation loss when translating the net assets of the Group from U.S. dollars into Renminbi.

Total foreign currency translation loss was RMB161.3 million for the year ended December 31, 2021. Foreign currency translation income was RMB172.4 million and RMB33.1 million (US$4.7 million) for the year ended December 31, 2022 and 2023, respectively.

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

For the period from the effective date of the registration statement to December 31, 2023, we have utilized most of the net proceeds from our initial public offering for operations and development of our business. There is no material change in the use of proceeds as described in the registration statement.

We intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statement on Form F-1. None of the net proceeds from the initial public offering have been paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934 based on the criteria established in the framework of Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP. Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2023. Based upon that evaluation, our management, with the participation of our chief executive officer and chief finance officer, who is responsible for our financial reporting, financial planning and analysis and budgeting, as well as overseeing our accounting and finance teams, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief finance officer, as appropriate, to allow timely decisions regarding required disclosure.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-4 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2023 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

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

	2022		2023
	(in thousands)
Audit fees(1)	US$	942	US$	1,028
Audit-related fees(2)	US$	1,261	US$	634
Tax fees(3)	US$	17	US$	54
All other fees(4)	US$	315	US$	—

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On January 29, 2024, we announced a share repurchase program (the “Share Repurchase Program”), to repurchase up to US$20 million worth of our outstanding ADSs, with each two ADSs represents three Class A ordinary shares, over a period until January 28, 2025. The repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Given the confidence in the Company’s sufficient cash reserves and cash flow, the Company expects to fund the repurchases out of its existing cash balance. The information about our purchases of outstanding ADSs will be disclosed in the future.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and risk identification. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing cybersecurity risks. When appropriate, periodic reviews are held to discuss the landscape of cybersecurity, potential threats, and our preparedness for potential cybersecurity threats and risks to our company. In case a material cybersecurity occurs, our board of directors is responsible for reviewing the information and issues involved, disclosures to be made, and the procedures followed. Our Chief Technology Officer, Xu Jiang and his team, who have many years of experience in the field and holds relevant certificates, such as the Certified Information Security Professional and the ISO27001 certification, are primarily responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. The Chief Technology Officer reports to our CEO and provides periodic updates to our CEO and the board of directors on any material cybersecurity incidents or material risks arising from cybersecurity threats.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Dingdong (Cayman) Limited and its subsidiaries are included at the end of this annual report.

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

8.1	List of principal subsidiaries (incorporated herein by reference to Exhibit 8.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2023)
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

Date: April 19, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dingdong (Cayman) Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dingdong (Cayman) Limited (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders' (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 19, 2024 expressed an unqualified opinion thereon.

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

Impairment Assessment of Long-lived Assets

Description of the Matter

As disclosed in Notes 2, 7 and 10 to the consolidated financial statements, property and equipment, net and operating lease right-of-use assets were RMB189.1 million (US$26.6 million) and RMB1,262.1 million (US$177.8 million), respectively, as of December 31, 2023. The Company evaluates the recoverability of its long-lived assets, including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For purposes of assessing recoverability, the Company identified a single geographical region that is serviced by various regional processing centers and frontline fulfillment stations to be the lowest level of independent cash flows. A long-lived asset group is not recoverable if the carrying value is higher than the undiscounted future cash flows expected to result from their use. Impairment losses are measured based on the excess of the asset group’s carrying amount over its fair value. In determining the fair value of its long-lived asset groups, the Company considers the highest and best use from a market participants’ perspective, which is determined to be the higher of the discounted future cash flows from operating the long-lived asset group and the price market participants would pay to sub-lease the operating lease right-of-use assets. Management estimates the fair value of its long-lived asset groups with the assistance of an independent third-party valuation firm. No impairment losses were recognized for the year ended December 31, 2023.

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

April 19, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dingdong (Cayman) Limited

Opinion on Internal Control Over Financial Reporting

We have audited Dingdong (Cayman) Limited’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Dingdong (Cayman) Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders' (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 19, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China

April 19, 2024

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
		2022	2023	2023
		RMB	RMB	US$
ASSETS	Notes
Current assets:
Cash and cash equivalents		1,856,187	1,209,225	170,316
Restricted cash		2,763	480	68
Short-term investments		4,636,774	4,099,977	577,470
Accounts receivable, net of allowance for credit losses of RMB23,298 and RMB1,417 (US$200) as of December 31, 2022 and 2023, respectively		141,468	107,879	15,194
Inventories, net	5	604,884	471,872	66,462
Advances to suppliers		83,835	73,732	10,385
Prepayments and other current assets	6	170,336	187,486	26,406
Total current assets		7,496,247	6,150,651	866,301
Non-current assets:
Property and equipment, net	7	314,980	189,084	26,632
Operating lease right-of-use assets	10	1,425,117	1,262,134	177,768
Other non-current assets, net of allowance for credit losses of RMB2,930 and RMB881 (US$124) as of December 31, 2022 and 2023, respectively	8	145,563	96,687	13,618
Total non-current assets		1,885,660	1,547,905	218,018
TOTAL ASSETS		9,381,907	7,698,556	1,084,319
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		1,886,689	1,422,183	200,310
Customer advances and deferred revenue	3	253,010	240,280	33,843
Accrued expenses and other current liabilities	11	810,963	656,408	92,453
Salary and welfare payable		329,104	233,073	32,828
Operating lease liabilities, current	10	693,496	653,529	92,048
Short-term borrowings	9	4,237,978	3,300,214	464,825
Total current liabilities		8,211,240	6,505,687	916,307
Non-current liabilities:
Operating lease liabilities, non-current	10	678,000	568,039	80,007
Other non-current liabilities		75,000	126,206	17,775
Total non-current liabilities		753,000	694,245	97,782
TOTAL LIABILITIES		8,964,240	7,199,932	1,014,089
COMMITMENTS AND CONTINGENCIES	21	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED BALANCE SHEETS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,

		2022	2023	2023
		RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)	Notes
Mezzanine Equity:
Redeemable noncontrolling interests	17	107,490	116,090	16,351
TOTAL MEZZANINE EQUITY		107,490	116,090	16,351
Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value per share; 20,000,000,000 and 20,000,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 299,797,728 and 299,797,728 shares issued as of December 31, 2022 and 2023, 269,942,489 and 271,260,233 shares outstanding as of December 31, 2022 and 2023, respectively)	12	3	3	1
Class B ordinary shares (US$0.000002 par value per share; 2,500,000,000 and 2,500,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 54,543,800 and 54,543,800 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	12	1	1	—
Additional paid-in capital		13,922,811	14,061,992	1,980,590
Treasury stock	12	(20,666)	(20,666)	(2,911)
Accumulated deficit		(13,580,086)	(13,679,965)	(1,926,783)
Accumulated other comprehensive (loss)/income		(11,886)	21,169	2,982
TOTAL SHAREHOLDERS’ EQUITY		310,177	382,534	53,879
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		9,381,907	7,698,556	1,084,319

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the year ended December 31,
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Revenues:
Product revenues	3	19,896,725	23,939,480	19,721,428	2,777,705
Service revenues	3	224,401	281,753	249,791	35,182
Total revenues		20,121,126	24,221,233	19,971,219	2,812,887
Operating costs and expenses:
Cost of goods sold		(16,076,178)	(16,735,643)	(13,847,949)	(1,950,443)
Fulfilment expenses		(7,272,535)	(6,114,851)	(4,700,879)	(662,105)
Sales and marketing expenses		(1,514,504)	(541,124)	(392,834)	(55,330)
Product development expenses		(905,007)	(1,003,225)	(802,890)	(113,085)
General and administrative expenses		(704,448)	(578,590)	(359,096)	(50,577)
Total operating costs and expenses		(26,472,672)	(24,973,433)	(20,103,648)	(2,831,540)
Other operating (loss)/income, net		(16,821)	(47,526)	2,307	326
Loss from operations		(6,368,367)	(799,726)	(130,122)	(18,327)
Interest income		45,324	93,035	157,486	22,181
Interest expenses		(85,151)	(133,714)	(98,954)	(13,937)
Other income/(expenses), net		32,965	40,264	(269)	(38)
Changes in fair value of warrant liabilities		(44,457)	—	—	—
Loss before income tax		(6,419,686)	(800,141)	(71,859)	(10,121)
Income tax expenses	14	(9,373)	(6,742)	(19,420)	(2,735)
Net loss		(6,429,059)	(806,883)	(91,279)	(12,856)
Accretion of redeemable convertible preferred shares.		(288,380)	—	—	—
Accretion of redeemable noncontrolling interests		—	(7,490)	(8,600)	(1,211)
Net loss attributable to ordinary shareholders		(6,717,439)	(814,373)	(99,879)	(14,067)
Net loss per Class A and Class B ordinary share:
Basic and diluted	18	(34.50)	(2.51)	(0.31)	(0.04)
Shares used in net loss per Class A and Class B ordinary share computation:
Basic and diluted	18	194,713,891	324,330,913	324,976,237	324,976,237
Other comprehensive (loss)/ income, net of tax of nil:
Foreign currency translation adjustments		(161,281)	172,356	33,055	4,655
Comprehensive loss.		(6,590,340)	(634,527)	(58,224)	(8,201)
Accretion of redeemable convertible preferred shares		(288,380)	—	—	—
Accretion of redeemable noncontrolling interests		—	(7,490)	(8,600)	(1,211)
Comprehensive loss attributable to ordinary shareholders		(6,878,720)	(642,017)	(66,824)	(9,412)

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Ordinary Shares		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss)/Income	Accumulated Deficit	Total Shareholders’ (Deficit)/Equity
	Shares*	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2021	64,908,700	1	—	—	151,657	(22,961)	(6,048,274)	(5,919,577)

Accretion of redeemable convertible preferred shares	—	—	—	—	—	—	(288,380)	(288,380)
Issuance of ordinary shares in connection with initial public offering	6,372,528	—	—	—	589,959	—	—	589,959
Automatic conversion of redeemable convertible preferred shares to ordinary shares upon initial public offering	250,826,100	3	—	—	12,628,084	—	—	12,628,087
Share-based compensation	2,601,000	—	—	—	315,362	—	—	315,362
Repurchase of ordinary shares	—	—	(109,944)	(7,042)	—	—	—	(7,042)
Net loss	—	—	—	—	—	—	(6,429,059)	(6,429,059)
Other comprehensive loss	—	—	—	—	—	(161,281)	—	(161,281)

Balance at December 31, 2021	324,708,328	4	(109,944)	(7,042)	13,685,062	(184,242)	(12,765,713)	728,069

Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	(7,490)	(7,490)
Exercise of share-based awards	294,622	—	—	—	1,873	—	—	1,873
Share-based compensation	—	—	—	—	235,876	—	—	235,876
Repurchase of ordinary shares	—	—	(406,717)	(13,624)	—	—	—	(13,624)
Net loss	—	—	—	—	—	—	(806,883)	(806,883)
Other comprehensive income	—	—	—	—	—	172,356	—	172,356

Balance at December 31, 2022	325,002,950	4	(516,661)	(20,666)	13,922,811	(11,886)	(13,580,086)	310,177

Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	(8,600)	(8,600)
Exercise of share-based awards	1,317,744	—	—	—	2,535	—	—	2,535
Share-based compensation	—	—	—	—	136,646	—	—	136,646
Net loss	—	—	—	—	—	—	(91,279)	(91,279)
Other comprehensive income	—	—	—	—	—	33,055	—	33,055

Balance at December 31, 2023	326,320,694	4	(516,661)	(20,666)	14,061,992	21,169	(13,679,965)	382,534

Balance at December 31, 2023 (US$)		1		(2,911)	1,980,590	2,982	(1,926,783)	53,879

* As of December 31, 2021, 2022 and 2023, 29,633,200, 29,701,893 and 28,384,149 Class A ordinary shares were held by the ESOP Platforms related to the Second Amended and Restated 2020 Share Incentive Plan (Note 13), respectively. These shares are considered legally issued but not outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating activities:
Net loss	(6,429,059)	(806,883)	(91,279)	(12,856)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	213,082	204,207	155,001	21,831
Foreign exchange (gain)/loss	(7,689)	(36,937)	1,963	276
Share-based compensation	315,362	235,876	136,646	19,246
Loss on disposal of property and equipment	35,483	67,056	40,862	5,755
Changes in fair value of warrant liabilities	44,457	—	—	—
Allowance for credit losses	—	26,228	3,980	561
Other non-cash charges	—	5,838	—	—
Changes in operating assets and liabilities:
Accounts receivable	(152,714)	26,753	36,216	5,101
Inventories	(151,041)	(67,412)	133,012	18,734
Advance to suppliers	(49,578)	2,876	10,103	1,423
Prepayments and other current assets	(363,965)	292,312	(26,611)	(3,748)
Operating lease right-of-use assets	(742,349)	820,454	139,909	19,706
Other non-current assets	(49,175)	78,870	32,984	4,646
Accounts payable	478,676	(171,935)	(464,506)	(65,424)
Salary and welfare payable	107,780	84,364	(96,031)	(13,526)
Advances from customers and deferred revenue	103,076	9,530	(12,730)	(1,793)
Accrued expenses and other current liabilities	164,625	152,636	(135,403)	(19,071)
Operating lease liabilities	747,118	(842,094)	(149,928)	(21,117)
Other non-current liabilities	69,373	5,627	51,206	7,212
Net cash (used in)/generated from operating activities	(5,666,538)	87,366	(234,606)	(33,044)
Investing activities:
Purchases of property and equipment	(451,608)	(126,887)	(83,326)	(11,736)
Proceeds from disposal of property and equipment	547	5,785	26,241	3,696
Purchases of short-term investments	(9,078,466)	(6,469,060)	(8,167,389)	(1,150,353)
Maturities of short-term investments	5,454,087	6,574,015	8,734,823	1,230,274
Purchases of debt and equity investments	—	(30,980)	—	—
Proceeds from redemption of debt and equity investments	—	—	8,980	1,265
Loans to related parties	(2,500)	—	—	—
Repayment of loans from related parties	12,600	—	—	—
Net cash (used in)/generated from investing activities	(4,065,340)	(47,127)	519,329	73,146

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Financing activities:
Proceeds from short-term borrowings	9,558,649	13,782,873	11,886,559	1,674,186
Repayment of short-term borrowings	(7,672,124)	(12,665,941)	(12,824,324)	(1,806,268)
Repayment of long-term borrowings	(87,000)	(57,875)	—	—
Issuance of redeemable convertible preferred shares, net of issuance costs	6,646,458	—	—	—
Issuance of redeemable noncontrolling interests	30,000	70,000	—	—
Proceeds from initial public offering, net of issuance costs	589,959	—	—	—
Repurchase of ordinary shares	(2,912)	(17,742)	—	—
Repayment of advance from shareholders	(20,390)	—	—	—
Proceeds from exercise of share-based awards	—	1,068	3,341	471
Net cash generated from/(used in) financing activities	9,042,640	1,112,383	(934,424)	(131,611)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(90,778)	35,896	456	65
Net (decrease)/increase in cash and cash equivalents and restricted cash	(780,016)	1,188,518	(649,245)	(91,444)
Cash and cash equivalents and restricted cash at the beginning of the year	1,450,448	670,432	1,858,950	261,828
Cash and cash equivalents and restricted cash at the end of the year	670,432	1,858,950	1,209,705	170,384
Supplemental disclosure of cash flow information:
Interest paid	77,100	133,731	103,848	14,627
Non-cash investing and financing activities:
Purchase of property and equipment included in accrued expenses and other liabilities	12,341	9,196	31,975	4,503
Issuance of Series B4 redeemable convertible preferred shares upon exercise of warrants	359,832	—	—	—
Issuance of Series C1 redeemable convertible preferred shares upon the extinguishment of advance from shareholders	158,506	—	—	—
Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	662,768	1,856,187	1,209,225	170,316
Restricted cash	7,664	2,763	480	68
Total cash and cash equivalents and restricted cash shown in the statements of cash flows	670,432	1,858,950	1,209,705	170,384

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

As of December 31, 2023, the Group’s major subsidiaries are as follows:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Dingdong Fresh Holding Limited (“Dingdong Fresh BVI”)	100%	October 30, 2018	British Virgin Islands (“BVI”)	Investment holding
Dingdong Fresh (Hong Kong) Limited (“Dingdong HK”)	100%	January 4, 2019	Hong Kong	Investment holding
Baqianlilu (Wuxi) Network Technology Co., Ltd.	100%	May 9, 2020	PRC	E-commerce
Shanghai 100me Internet Technology Co., Ltd. (“Shanghai 100me”)	100%	March 26, 2014	PRC	E-commerce
Yihengyishu (Shanghai) E-Commerce Co., Ltd.	100%	April 12, 2017	PRC	E-commerce
Chizhiyiheng (Shanghai) E-commerce Co., Ltd.(“Chizhiyiheng Shanghai”)	100%	July 18, 2018	PRC	E-commerce
Shilaiyunzhuan (Hangzhou) E-commerce Co., Ltd.	100%	January 4, 2019	PRC	E-commerce
Shishishun (Shenzhen) E-commerce Co., Ltd.	100%	July 12, 2019	PRC	E-commerce
Shishishun (Jiangsu) E-Commerce Co., Ltd.	100%	September 18, 2019	PRC	E-commerce
Chao Lizhi (Jiangsu) E-Commerce Co., Ltd.	100%	November 14, 2019	PRC	E-commerce
Beijing Bujiangjiu E-Commerce Co., Ltd.	100%	February 28, 2020	PRC	E-commerce
Shanghai Yushengbaigu Food Co., Ltd.	91.67%	October 21, 2020	PRC	Production of private label products
Chizhiyiheng (Nanjing) Supply Chain Co., Ltd.	100.0%	August 30, 2021	PRC	E-commerce

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

In July 2021, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange (“NYSE”).

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

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

Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive (loss)/income and are shown as a separate component of other comprehensive (loss)/income in the consolidated statements of comprehensive loss.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Convenience translation

Translations of amounts from RMB into U.S. dollars are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 to RMB7.0999 on December 29, 2023, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and time deposits placed with commercial banks in the PRC. The Group considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

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

The Group classifies its investments in wealth management products as available-for-sale. The carrying amounts of these short-term investments approximate their fair values because of their generally short maturities. The unrealized gains or losses of these investments were insignificant for all periods presented.

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

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in “Other operating (loss)/income, net” in the consolidated statements of comprehensive loss.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets, including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. For purposes of assessing recoverability, the Group identified a single geographical region that is serviced by various regional processing centers and frontline fulfillment stations to be the lowest level of independent cash flows. A long-lived asset group is not recoverable if the carrying value is higher than the undiscounted future cash flows expected to result from their use. Impairment losses are measured based on the excess of the asset group’s carrying amount over its fair value and reduces the carrying amount of the long-lived assets in the asset group on a pro rata basis using the relative carrying amounts of those assets. The adjusted carrying amounts after an impairment charge represent the new cost basis and is depreciated over their remaining useful lives. No impairment losses were recognized for the years ended December 31, 2021, 2022 and 2023.

In determining the fair value of its long-lived asset groups that are deemed not recoverable, the Group considers the highest and best use of their long-lived assets from a market participants’ perspective, which is determined to be the higher of the discounted future cash flows from operating the long-lived asset groups and the price market participants would pay to sub-lease the operating lease right-of-use assets, even if that use differs from the Group’s current or intended use of the asset group. The Group’s use of its long-lived assets may differ from its highest and best use from time to time, especially when entering into new geographic areas, as time is needed to acquire a meaningful user base and increase business scale to realize economies of scale in its operations. Management estimates the fair value of its long-lived asset groups with the assistance of an independent third-party valuation firm.

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

The Group performed sensitivity analysis over the revenue growth rates for a selection of asset groups to assess their impact on the undiscounted future cash flows, and market rental rates on the operating lease right-use assets based on the price that market participants would pay to sub-lease. The quantitative impairment assessment the group performed as of December 31, 2023 indicated that the fair value of long-lived assets are in excess of their carrying value and, therefore, did not result in an impairment.

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

Revenue recognition

The Group recognizes revenue from (i) product sales of primarily fresh groceries, prepared food and other food products through “Dingdong Fresh” APP, mini program and third-party platforms, and (ii) membership services.

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

The Group recognizes product sales made through “Dingdong Fresh” APP, mini program and third-party platforms on a gross basis because the Group is acting as a principal in these transactions as the Group (i) is responsible for fulfilling the promise to provide the specified goods, (ii) takes on inventory risk and (iii) has discretion in establishing price. The revenues of product sales are recognized at a point in time when the control of the product is transferred to the customer. The Group is subject to VAT on revenue generated from sales of products. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. The net VAT balance between input VAT and output VAT is recorded in “Other current assets” or “Accrued expenses and other current liabilities” on the consolidated balance sheets.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

The Group recognizes revenues net of discounts and return allowances. The Group does not issue any coupons concurrent with the completion of a sales transaction. The discounts and coupons are recorded as a deduction of revenue when used by customers, except for referral coupons, which are recognized as sales and marketing expenses when customers provide a customer referral. The Group allows for return of fresh groceries and other products within 24 hours and 7 days, respectively. The Group estimates a provision for product returns based on historical experience. The estimated liabilities for return allowances were not significant for all periods presented.

The Group also sells prepaid cards which can be redeemed to purchase products sold on the “Dingdong Fresh” APP and mini program. Cash collected from the sales of prepaid cards is initially recorded in “Customer advances and deferred revenue” in the consolidated balance sheets and subsequently recognized as revenues upon redemption of the prepaid cards. The prepaid card balances do not expire according to the current user agreement. The Group estimates the revenue related to breakage of unused balances in prepaid cards based on historical usage and redemption. Revenue from breakage or forfeiture of unused balances of prepaid cards were not significant for all periods presented.

Customers are also granted loyalty points primarily from the purchase of goods. Loyalty points can be used as cash coupons to buy any products sold by the Group, which will directly reduce the amount paid by the customer. Consideration from the sales transaction is allocated to the products and loyalty points based on the relative standalone selling price of the products and loyalty points awarded. The Group recognizes revenue from loyalty points upon the redemption. The Group considers breakage, which is estimated based on the Group’s historical experience. Revenue from breakage or forfeiture of unused loyalty points were not significant for all periods presented.

Membership services

The Group offers a membership program to its registered users. Memberships are offered for a one-month, three-month or twelve-month period and customers pay a fixed non-refundable upfront membership fee. During the membership period, members enjoy benefits such as free shipping for a certain number of orders every month, free fresh groceries upon purchase (limited to one piece per day), member exclusive products and exclusive discounts for certain products, coupons issued on a monthly basis that expire at the end of the month and VIP customer service. The Group determined that these membership benefits provided over the membership period are a series of distinct goods and services that are considered one performance obligation. The Group recognizes membership service revenues over time on a straight-line basis over their respective subscription periods.

Cost of goods sold

Cost of goods sold consists primarily of procurement costs of finished goods and material procurement costs, labor costs and processing and overhead costs for fresh groceries and private label products.

Fulfillment expenses

Fulfillment expenses consists primarily of (i) outsourcing expenses charged by third party labor-force companies for provision of delivery riders and workers at regional processing centers and frontline fulfillment stations; (ii) lease expenses for regional processing centers and frontline fulfillment stations, and (iii) logistics expenses charged by third party couriers. Outsourcing expenses included in fulfillment expenses amounted to RMB4,266.0 million, RMB3,382.1 million and RMB2,603.5 million (US$366.7 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Sales and marketing expenses

Sales and marketing expenses primarily consist of advertising expense and related expenses for personnel engaged in sales and marketing activities which are expensed as incurred. The amounts of advertising expenses incurred were RMB1,023.6 million, RMB306.1 million and RMB156.8 million (US$22.1 million) including referral coupons issued to customers for their referral services amounting to RMB122.3 million, RMB17.6 million and RMB2.8 million (US$0.4 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Employee benefits

The full-time employees of the Group’s PRC subsidiaries participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and make contributions to the plan based on the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The total amounts for such employee benefits were RMB231.3 million, RMB238.7 million and RMB241.9 million (US$34.1 million) for the years ended December 31, 2021, 2022 and 2023, respectively, and expensed in the period incurred.

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

There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government subsidies with no conditions to be met are recorded as income when received. Government subsidies with certain operating conditions received upfront are recorded as “Other non-current liabilities” and recognized as income when the conditions are met. The Group considers the nature of each government subsidy to determine whether the related income shall be recorded as “Other operating (loss)/income, net” or non-operating income in “Other income/(expenses), net” in the consolidated statements of comprehensive loss.

The Group recognized total operating and non-operating income from government subsidies of RMB16.8 million, RMB15.0 million and RMB18.1 million (US$2.6 million) during the years ended December 31, 2021, 2022 and 2023, respectively, from various local PRC government authorities. Government subsidies with certain operating conditions amounting to RMB60.0 million and RMB92.0 million (US$13.0 million) were recorded as "Other non-current liabilities" as of December 31, 2022 and 2023, respectively, and will be recognized as other operating income when the conditions are met.

Leases

The Group determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Group has the right to control the use of the identified asset.

At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use. The Group recognize a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. The Group exempts leases of vehicles and equipment with an initial term of 12 months or less from being recognized on the consolidated balance sheets. Payments related to those leases continue to be recognized in the consolidated statements of comprehensive loss on a straight-line basis over the lease term. The Group has no finance leases for any of the periods presented.

The Group uses the incremental borrowing rate in determining the present value of lease payments, unless the implicit rate is readily determinable. The incremental borrowing rate is estimated on a portfolio basis considering the entire lease term, currency risk, credit risk and other adjustments. If lease terms include options to extend or terminate the lease, the operating lease ROU asset and lease liability are measured based on the reasonably certain criteria.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

An immediate termination of an operating lease before the expiration of the lease term is accounted for by derecognizing the operating lease ROU asset and liability, with profit or loss recognized for the difference. Any consideration paid or received upon termination that was not already included in the lease payments is also included in the gain or loss on termination of the lease and recorded in “Other operating (loss)/income, net” in the consolidated statements of comprehensive loss. Lease terminations that do not take effect contemporaneously with the effective date of the lease modification are accounting for as a lease modification as they are effectively reductions in the lease term, resulting in remeasurement of the lease liability and adjustment to the corresponding operating lease ROU asset.

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

The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except those with respect to voting and conversion (Note 12). As a result, and in accordance with ASC 260, the undistributed loss for each year is allocated based on the respective contractual participation rights of the Class A and Class B ordinary shares. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the accretion related to the redeemable convertible preferred shares prior to the Company’s IPO and redeemable noncontrolling interests, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term investments and other non-current assets. As of December 31, 2022 and 2023, the Group had RMB6,495.7 million and RMB5,271.9 million (US$742.5 million) of cash, time deposits and wealth management products held by financial institutions in the PRC, respectively. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Exchange Rate Risk

The functional currency of the Company is US$, and the reporting currency is RMB. The depreciation of the US$ against RMB was 2.3% in 2021, and the appreciation of the US$ against RMB was 9.2% and 1.7% in 2022 and 2023, respectively. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against US$ would result in foreign currency translation loss when translating the net assets of the Group from US$ into RMB.

The net foreign currency translation loss resulting from the translation from US$ to RMB reporting currency recorded in other comprehensive (loss)/income was RMB161.3 million for the year ended December 31 2021. For the years ended December 31, 2022 and 2023, the gain resulting from the translation from US$ to RMB was RMB172.4 million and RMB33.1 million (US$4.7 million).

Recent Accounting Pronouncements

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

In September 2023, The FASB issued ASU 2022-04, Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. This updates requires entities to disclose the key terms of supplier finance programs they use in connection with the purchase of goods and services along with information about their obligations under these programs, including a rollforward of those obligations. The guidance does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The guidance requires retrospective application to all periods in which a balance sheet is presented, except for the rollforward requirement, which will be applied prospectively. The guidance is effective for all entities for fiscal years beginning after December 15, 2022, including interim periods in those fiscal years. The rollforward requirement is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update requires that public entities on an annual basis, (1) in the rate reconciliation, disclose specific categories and provide additional information for reconciling items that meet a quantitative threshold; (2) about income taxes paid, disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and by individual jurisdiction in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received); and (3) disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) disaggregated by federal, state, and foreign. This update is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. This guidance should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

3.
REVENUE FROM CONTRACTS WITH CUSTOMERS

Contract Balances

The Group’s payments from customers are based on the billing terms established in contracts. Customers’ payment to the Group is generally made before the delivery of goods or the provision of service. Only corporate customers are offered credit terms between 7 to 30 days, as specified in each customer’s contract. Customer billings are classified as accounts receivable when the Group’s right to consideration is unconditional. If the right to consideration is conditional on future performance under the contract, the balance is recorded as a contract asset. The Group’s contract assets are insignificant as of December 31, 2022 and 2023.

The Group’s contract liabilities include payments received in advance of performance under revenue contracts which are included in “Customer advances and deferred revenue” on the Group’s consolidated balance sheets and are recognized as revenue as the Group performs under the contract. The customer advances and deferred revenue balances as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Deferred membership service revenue	148,645	139,597	19,662
Customer advances and prepaid cards	103,680	100,502	14,155
Deferred revenue related to loyalty points	685	181	26
Total	253,010	240,280	33,843

The Group recognized revenues that were previously deferred as contract liabilities of RMB117.8 million, RMB148.6 million and RMB131.3 million (US$18.5 million) during the years ended December 31, 2021, 2022 and 2023, respectively.

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed.

The Group had RMB148.6 million and RMB139.6 million (US$19.7 million) of deferred revenues related to membership service fees at December 31, 2022 and 2023 that are expected to be recognized as revenues over the remaining membership period of one to twelve months. The Group also had RMB103.7 million and RMB100.5 million (US$14.2 million) of deferred revenues related to customer advances and cash received for prepaid sales cards at December 31, 2022 and 2023 respectively, which are expected to be recognized as revenues in future periods upon the usage of the prepaid card balances to purchase the Group’s products. The Group had RMB0.7 million and RMB0.2 million (US$0.03 million) of deferred revenues at December 31, 2022 and 2023 related to unsatisfied performance obligations under the loyalty points program that will be recognized as revenues when the points are redeemed, which will occur over the next three months given their expiration period.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.
FAIR VALUE MEASUREMENTS

The following summarizes the Company’s financial assets measured and recorded at fair value on a recurring basis as of December 31, 2022 and 2023:

		Fair Value Measurements at Reporting Date Using
	As of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(RMB in thousands)
Short-term investments:
Time deposits	4,586,774	—	4,586,774	—
Wealth management products	50,000	—	50,000	—
Total	4,636,774	—	4,636,774	—

		Fair Value Measurements at Reporting Date Using
	As of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(RMB in thousands)
Short-term investments:
Time deposits	3,919,977	—	3,919,977	—
Wealth management products	180,000	—	180,000	—
Total	4,099,977	—	4,099,977	—

The Company does not have any significant non-recurring fair value measurements for the periods presented.

5.
INVENTORIES

The Company’s inventories consist primarily of products to be sold to customers and packing materials as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Products	554,441	454,548	64,022
Packing materials and others	50,443	17,324	2,440
Total	604,884	471,872	66,462

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6.
PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Deductible VAT	8,635	10,647	1,500
Rental deposits	68,204	64,708	9,114
Interest receivables	49,491	62,159	8,755
Others	44,006	49,972	7,037
Total	170,336	187,486	26,406

7.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Electronic office equipment	68,027	59,780	8,420
Leasehold improvements	506,501	468,265	65,954
Furniture, fixtures and equipment	159,042	154,736	21,794
Total	733,570	682,781	96,168
Less: Accumulated depreciation	(446,678)	(511,863)	(72,095)
Construction in progress	28,088	18,166	2,559
Total	314,980	189,084	26,632

Depreciation expense was RMB213.1 million, RMB204.2 million and RMB155.0 million (US$21.8 million) for the years ended December 31, 2021, 2022 and 2023, respectively, and were included in the following financial statement line items in the consolidated statements of comprehensive loss:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
		(in thousands)
Cost of goods sold	—	13,026	36,086	5,083
Fulfillment expenses	195,022	168,374	104,009	14,648
Sales and marketing expenses	2,666	1,907	1,304	184
General and administrative expenses	7,395	6,804	2,492	351
Product development expenses	7,999	14,096	11,110	1,565
Total	213,082	204,207	155,001	21,831

The disposal gain or loss on property and equipment recognized as a result of closing down certain regional processing centers and frontline fulfillment stations was not significant for the periods presented.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.
OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Rental deposits	109,272	79,533	11,202
Others	36,291	17,154	2,416
Other non-current assets	145,563	96,687	13,618

The Group recorded an allowance for credit losses relating to other non-current assets of RMB2.9 million and RMB0.9 million (US$0.1 million) as of December 31, 2022 and 2023, respectively.

9.
SHORT-TERM BORROWINGS

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Short-term bank loans	665,000	230,000	32,395
Reversed factoring arrangements	3,572,978	2,099,273	295,676
Notes payable	—	970,941	136,754
Total	4,237,978	3,300,214	464,825

As of December 31, 2023, the Group can borrow up to RMB15,530.0 million (US$2,187.4 million) under existing credit facilities, reversed factoring and notes payable arrangements. As of December 31, 2023, the total aggregate amount available for the Group’s use under such arrangements was RMB12,229.8 million (US$1,722.5 million).

The weighted average interest rates for the outstanding short-term borrowings as of December 31, 2022 and 2023 were 3.17%, and 2.32%, respectively.

Short-term bank loans

Short-term bank loans consist of RMB denominated borrowings that are repayable within one year from their issuance dates. The weighted average interest rates for the outstanding short-term bank loans as of December 31, 2022 and 2023 were 3.97% and 3.36%, respectively.

The total aggregate amounts of unused lines of credit available for the Group’s use was RMB870.0 million (US$122.6 million) as of December 31, 2023, among which, RMB770.0 (US$108.5 million) will expire during March to November in 2024, and RMB100.0 million (US$14.1 million) will expire in 2026.

Reversed factoring arrangements

The Group enters into reversed factoring arrangements with certain commercial banks and suppliers which accelerated the suppliers’ receivables collection process by allowing suppliers to sell their receivables from the Group to the banks.

Under the reversed factoring arrangements, the Group is obligated to repay the principal upon maturity to respective banks, typically within six months. The weighted average interest rates for the outstanding reversed factoring arrangements as of December 31, 2022 and 2023 were 3.02% and 2.58%, respectively. In addition, the Group is required to collateralize the reversed factoring borrowings with time deposits purchased from the respective commercial banks. Time deposits collateralized and restricted from withdrawal and usage amounted to RMB3,864.9 million and RMB2,582.0 million (US$363.7 million) as of December 31, 2022 and 2023, respectively, and are classified as “Short-term investments” on the Group’s consolidated balance sheets.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.
SHORT-TERM BORROWINGS (CONTINUED)

As a result of the above-mentioned reversed factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from the bank, for which the origination of the loans were reported as “Proceeds from short-term borrowing” within financing activities in the consolidated statements of cash flows for the years ended December 31, 2021, 2022 and 2023.

The total aggregate amount available for the Group’s use under the reversed factoring arrangements was RMB5,827.0 million as of December 31, 2022 and RMB7,499.8 million (US$1,056.3 million) as of December 31, 2023, which will expire between May to December of 2024.

Notes payable

In 2023 the Group entered into several note arrangements with certain commercial banks which allowed the Group to issue notes payable to its suppliers, which can subsequently be redeemed from the banks.

Under the note arrangements, the Group is obligated to pay the interest to the bank when note holders exchange the notes for cash from the bank and repay the principal upon maturity, typically within six months from when the note is issued. The weighted average interest rate for the outstanding notes payable as of December 31, 2023 were 1.53%. The Group is required to collateralize the notes payable with time deposits purchased from the respective commercial banks. Time deposits collateralized and restricted from withdrawal and usage amounted to RMB770.9 million (US$108.6 million) as of December 31, 2023, and are classified as “Short-term investments” on the Group’s consolidated balance sheets.

Under the note arrangements with commercial banks, the Group has RMB3,860.0 million (US$543.6 million) available for its use as of December 31, 2023, among which, RMB2,450.0 million (US$345.1 million), RMB400.0 million (US$56.3 million) and RMB1,010.0 million (US$142.2 million) will expire in 2024, 2025 and 2026, respectively.

10.
LEASES

The Group has operating leases arrangements for their regional processing centers, frontline fulfillment stations, processing plants, office space, vehicles and equipment.

A summary of supplemental information related to operating leases as of December 31, 2022 and 2023 is as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Operating lease right-of-use assets	1,425,117	1,262,134	177,768
Operating lease liabilities, current	693,496	653,529	92,048
Operating lease liabilities, non-current	678,000	568,039	80,007
Total operating lease liabilities	1,371,496	1,221,568	172,055
Weighted average remaining lease term	2.54 years	2.56 years	2.56 years
Weighted average discount rate	6.9%	8.1%	8.1%

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.
LEASES (CONTINUED)

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive loss and supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
		(in thousands)
Operating lease cost	953,325	1,040,862	887,006	124,932
Short-term lease cost	12,227	11,219	8,285	1,167
Variable lease cost	8,247	14,896	7,073	996
Total	973,799	1,066,977	902,364	127,095
Cash paid for operating leases	1,002,511	1,046,689	904,637	127,415
Right-of-use assets obtained in exchange for operating lease liabilities	1,671,666	393,755	537,700	75,733

A summary of the maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2023 is as follows:

	As of December 31, 2023
	RMB	US$
	(in thousands)
2024	719,243	101,304
2025	363,603	51,212
2026	167,135	23,540
2027	50,222	7,074
2028	24,788	3,491
Thereafter	12,299	1,732
Total future lease payments	1,337,290	188,353
Less: imputed interest	(115,722)	(16,298)
Total operating lease liabilities	1,221,568	172,055

The aggregate consideration paid for the early termination of the operating leases of certain regional processing centers and frontline fulfillment stations and the resulting gain or loss recognized upon termination of such leases was not significant for the periods presented.

11.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Accrued outsourcing expenses	376,073	290,101	40,860
Accrued utilities and other expenses	160,913	131,775	18,560
Accrued transportation and logistic expenses	78,155	64,066	9,024
VAT and other tax payable	94,409	98,662	13,896
Deposit from suppliers	31,775	35,516	5,002
Interest payable	14,732	3,546	500
Accrued advertising expenses	13,360	11,126	1,567
Accrued professional fees	41,546	21,616	3,044
Total	810,963	656,408	92,453

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.
ORDINARY SHARES

In March and May 2021, 22,782,950 and 17,398,450 ordinary shares of the Company were issued to EatBetter Holding Limited, a BVI limited liability company controlled by the Founder and CEO of the Company (“EatBetter”, “ESOP Platform”). Meanwhile, 2,601,000 ordinary shares held by EatBetter were issued to the Group’s senior management for nil consideration and considered share-based awards with no associated performance or service based vesting conditions (Note 13). As of December 31, 2021, 29,633,200 Class A ordinary shares held by EatBetter were considered legally issued but not outstanding.

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

In June 2022, 363,315 Class A ordinary shares repurchased by the Company were transferred from the Company to the ESOP Platform and reserved for future issuance upon the exercise of options.

13.
SHARE BASED COMPENSATION

Share Incentive Plans

In 2020, the Company’s shareholders and Board of Directors approved the 2019 Plan II. Under the 2019 Plan II, the Company authorized and issued 71,001,793 share options to purchase the Company’s ordinary shares. On October 31, 2020, the Company granted all of the options authorized under the 2019 Plan II.

In 2020, the Company’s shareholders and Board of Directors approved the 2020 Plan II and Plan III. Under the 2020 Plan II and Plan III, the Company authorized and issued 11,786,197 and 23,096,715 share options to purchase the Company’s ordinary shares, respectively. On October 31, 2020, the Company granted all of the options authorized under the 2020 Plan II and Plan III.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.
SHARE BASED COMPENSATION (CONTINUED)

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

In June 2022, the Company’s Board of Directors further amended and restated the A&R 2020 Share Incentive Plan (the “Second A&R 2020 Share Incentive Plan”), which clarified certain administration terms of the share incentive plan and also authorized the transfer of 10,329,025 Class A ordinary shares from EatBetter to Glory Graze Holding Limited (“Glory Graze”), a BVI limited liability company controlled by a director(together with EatBetter, the “ESOP Platforms”). The Second A&R 2020 Share Incentive Plan did not substantively modify the terms of any previously granted share options. Under the Second A&R 2020 Share Incentive Plan, the Company authorized additional share options to purchase 363,315 Class A ordinary shares and the maximum aggregate number of shares which may be issued is 40,544,715 Class A ordinary shares of the Company.

The ordinary shares to be awarded pursuant to the Second A&R 2020 Incentive Plan were issued by the Company and held by the ESOP Platforms. Each share option under the Second A&R 2020 Share Incentive Plan has a 10-year contractual life and allow participants to purchase 0.05 of the Company's Class A ordinary shares held by the ESOP Platforms. Option awards under the Second A&R 2020 Share Incentive Plan vest over either a four-year period, with 50% of the awards vesting on the second anniversary of the grant date, 25% of the awards vesting on the third anniversary and 25% vesting on the fourth anniversary, or a five-year period, with 25% vesting on the second, third, fourth and fifth anniversaries of the grant date, respectively.

The following table summarizes the Company’s share option activities for the year ended December 31, 2023 pursuant to the Second A&R 2020 Share Incentive Plan (referred to as the A&R 2020 Share Incentive Plan prior to amendment in June 2022):

	Number of Options	Weighted Average Exercise Price per Option	Weighted Average Grant Date Fair Value per Option	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	US$	Years	US$ (in thousands)
Share options outstanding as of December 31, 2022	499,985,297	0.1732	0.2162	7.99	21,612
Granted	86,624,310	0.0053	0.0979	—	—
Forfeited	(72,086,216)	0.2071	0.2731	—	—
Exercised	(26,354,740)	0.0153	0.0551	—	—
Share options outstanding as of December 31, 2023	488,168,651	0.1470	0.1955	7.33	7,266
Vested and expected to vest as of December 31, 2023	488,168,651	0.1470	0.1955	7.33	7,266
Exercisable as of December 31, 2023	216,098,033	0.1462	0.1556	5.91	3,123

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

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.
SHARE BASED COMPENSATION (CONTINUED)

The total fair value of vested share options was RMB31.4 million, RMB49.5 million and RMB157.0 million (US$22.1 million) for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, total unrecognized share-based compensation expense relating to unvested awards was RMB178.8 million (US$25.2 million) which is expected to be recognized over a weighted-average period of 3.0 years.

The weighted average grant date fair value of the share options granted during the years ended December 31, 2021, 2022 and 2023 were US$0.51, US$0.13 and US$0.10, respectively. Total intrinsic value of options exercised for the years ended December 31, 2021, 2022 and 2023 were nil, RMB4.0 million and RMB7.0 million (US$1.0 million).

The Group uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options were as follows:

	For the year ended December 31,
	2021	2022	2023
Fair value of ordinary shares (US$)	4.78-15.78	1.75-10.78	1.30-3.37
Risk-free interest rate (%)	0.93-1.71	1.52-4.10	3.52-4.77
Expected volatility (%)	48	48-55	54-56
Expected dividend yield	—	—	—
Life of option	10	10	10
Exercise multiple	2.5	2.5	2.5
Post-vesting forfeiture rate	—	—	—

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

For the above-mentioned incentive plans and awards, the Group recognized aggregate share-based compensation expenses for the years ended December 31, 2021, 2022 and 2023 as follows:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
		(in thousands)
Fulfillment expenses	32,673	45,979	28,573	4,024
Sales and marketing expenses	6,927	8,138	2,872	405
Product development expenses	42,666	113,965	70,164	9,882
General and administrative expenses	233,096	67,794	35,037	4,935
Total	315,362	235,876	136,646	19,246

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

Pursuant to Caishui [2019] No. 13 and Caishui [2022] No. 13, from January 1, 2019 to December 31, 2024, qualifying Small-Scale Enterprises with minimal profits (“SSE”) are eligible for both the 75% reduction of taxable income and the reduced CIT rate of 20%. Additionally, qualified SSEs are eligible for a further 12.5% reduction of the first RMB1 million taxable income from January 1, 2021 to December 31, 2022. Qualifying SSEs that derive annual taxable profit exceeding RMB1 million but less than RMB3 million are eligible for both the 50% reduction of taxable profit and the reduced CIT rate of 20%. Additionally, qualified SSEs are eligible for a further 25% reduction of taxable income exceeding RMB1 million but less than RMB3 million from January 1, 2022 to December 31, 2024. The Company’s PRC subsidiaries are generally subject to statutory income tax rate of 25% except for certain PRC subsidiaries that are taxed at a preferential tax rate of 20% when qualified as SSE.

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

The current and deferred components of income tax expenses appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
		(in thousands)
Current tax	9,373	6,742	19,420	2,735
Deferred tax	—	—	—	—
Total	9,373	6,742	19,420	2,735

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.
INCOME TAXES (CONTINUED)

The Group's loss before income taxes by jurisdiction consisted of:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
		(in thousands)
Non-PRC	20,929	(18,608)	102,245	14,401
PRC	(6,440,615)	(781,533)	(174,104)	(24,522)
Total	(6,419,686)	(800,141)	(71,859)	(10,121)

The reconciliation of the income tax expenses for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
		(in thousands)
Loss before income tax expense	(6,419,686)	(800,141)	(71,859)	(10,121)
PRC statutory tax rate	25%	25%	25%	25%
Income tax benefit computed at the statutory income tax rate	(1,604,922)	(200,035)	(17,965)	(2,530)
Non-deductible expenses	(8,320)	65,366	78,409	11,044
Transfer pricing adjustment	102,468	(102,468)	10,809	1,522
Non-taxable income	(1,561)	(79,893)	(40,492)	(5,703)
Research and development super- deduction	64,806	—	—	—
Statutory (expense)/income	(5,244)	(2,751)	10,017	1,411
Effect of preferential tax	5,022	(2)	268	38
Changes in valuation allowances	1,465,818	244,235	(34,680)	(4,886)
Impact of changes in tax rate on deferred tax	(5,023)	—	—	—
Effect of income tax rate difference in other jurisdictions	(3,671)	82,290	13,054	1,839
Income tax expenses	9,373	6,742	19,420	2,735

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.
INCOME TAXES (CONTINUED)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Deferred tax assets:
Operating lease liabilities	342,874	305,392	43,014
Allowance for credit losses	9,673	1,759	248
Accrued expenses and other current liabilities	3,490	508	72
Government subsidies	15,000	22,500	3,169
Tax losses carried forward	2,939,938	2,907,178	409,467
Less: valuation allowances*	(2,963,673)	(2,928,993)	(412,540)
Total deferred tax assets, net.	347,302	308,344	43,430
Deferred tax liabilities:
Operating lease right-of-use assets	(342,874)	(305,392)	(43,014)
Accelerated tax depreciation	(4,428)	(2,952)	(416)
Total deferred tax liabilities, net.	(347,302)	(308,344)	(43,430)
Deferred tax assets/liabilities, net	—	—	—

* The Company operates through its PRC subsidiaries and evaluates the potential realization of deferred tax assets on an entity basis. The Group recorded valuation allowances against deferred tax assets of those PRC subsidiaries that are in a three-year cumulative financial loss or had incurred losses since inception as of December 31, 2022 and 2023. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The tax losses in the PRC subsidiaries can be carried forward for five to ten years to offset future taxable income. As of December 31, 2023, the Group had tax loss of RMB11,628.7 million (US$1,637.9 million) in the PRC, which will expire between 2024 to 2029, if not utilized.

The unrecognized tax benefits of the Group as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Balance at beginning of the year	117,468	15,000	2,113
Additions	—	15,817	2,228
Decreases	—	—	—
Settlement	(102,468)	—	—
Balance at end of the year	15,000	30,817	4,341

As of December 31, 2022 and 2023, the Company had recorded unrecognized tax benefit of RMB15.0 million and RMB30.8 million (US$4.3 million), of which nil and nil, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of unrecognized tax benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2022 and 2023, there were RMB15.0 million and RMB30.8 million (US$4.3 million) of unrecognized tax benefits that, if ultimately recognized, will impact the effective tax rate.

The Company did not record any interest and penalties related to uncertain tax positions for the periods presented.

As of December 31, 2023, the tax years ended December 31, 2020 through period ended December 31, 2023 remain open to examination by the PRC tax authorities.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.
RELATED PARTY TRANSACTIONS AND BALANCES

The related parties that had transactions or balances with the Group in 2021, 2022 and 2023 consisted of:

Related Party	Relationship with the Group
Mr. Liang Changlin	Founder and CEO of the Company
Shanghai Tiejun Enterprise Consulting Center (Limited Partnership) (“Tiejun”)	Controlled by Mr. Liang Changlin
Shanghai Jieyingzhai Entrepreneur Management Partnership (“Jieyingzhai”)	Controlled by Mr. Liang Changlin
EatBetter Holding Limited (“EatBetter”)	Controlled by Mr. Liang Changlin
Glory Graze Holding Limited (“Glory Graze”)	Controlled by a staff of the Company

In 2020, the Group provided interest free loans of RMB9.0 million and RMB1.1 million to Mr. Liang Changlin, and Tiejun, respectively, which were fully repaid in 2021.

In 2021, the Group provided interest-free loans of RMB2.5 million in to Jieyingzhai, which were fully repaid in 2021.

EatBetter and Glory Graze are the Company’s ESOP Platforms (Note 13). As of December 31, 2022 and 2023, 37,649,111 and 36,331,367 Class A ordinary shares are held in trust by EatBetter and Glory Graze before granted to the Group’s employees and senior management upon exercise of their share options.

16.
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
•
7,803,400 ordinary shares held by the Founder were re-designated as Series Angel+ preferred shares in May 2019 (Note 12);
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

16.
REDEEMABLE CONVERTIBLE PREFERRED SHARES(CONTINUED)

In April 2020, the Company issued 6,664,000 Series B4-1 preferred shares upon the exercise of the EatTogether Warrant by the Founder for a total cash consideration of US$28.7 million.

In April 2020, the Company issued 465,550 Series Angel+ preferred shares to EatTogether and 605,600 Series B4-1 preferred shares to EatTogether that were considered share-based awards (Note 13).

In March 2021, the Company issued 6,989,750 Series B4 preferred shares to an investor upon the exercise of the Series B4 Warrant for a total cash consideration of US$30.0 million.

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

16.
REDEEMABLE CONVERTIBLE PREFERRED SHARES(CONTINUED)

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

For the years ended December 31, 2021, no dividends were declared by the Company’s Board of Directors on the Preferred Shares.

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

16.
REDEEMABLE CONVERTIBLE PREFERRED SHARES(CONTINUED)

Initial measurement and subsequent accounting for Preferred Shares

The Preferred Shares are initially classified as mezzanine equity in the consolidated balance sheets as these Preferred Shares may be redeemed at the options of the holders on or after an agreed upon date outside the sole control of the Group. The holders of the Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares. The Preferred Shares are recognized at their respective fair value at the date of issuance, net of issuance costs. The issuance costs for Series B, Series B2, Series B3, Series B4, Series C1, Series D and Series D+ preferred shares were RMB5.0 million, RMB3.3 million, RMB9.0 million, RMB9.9 million, RMB19.6 million (US$3.0 million), RMB39.7 million (US$6.1 million) and RMB21.3 million (US$3.3 million), respectively. In 2021, the Company received total cash proceeds, net of issuance costs of RMB6,646.5 million (US$1,043.0 million) from the issuance of Series D and Series D+ preferred shares.

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

Initial measurement and subsequent accounting for Preferred Shares (Continued)

The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No contingent BCF was recognized for any of the Preferred Shares for the years ended December 31, 2021.

As the Preferred Shares will become redeemable solely based on the passage of time should the contingent events not occur, the Company chose to recognize the changes in redemption value as they occur over the period from the date of issuance to the earliest redemption date to equal the redemption value of the Preferred Shares at each reporting period. Accretion charges were recorded as an increase to the net loss attributable to ordinary shareholders and were RMB288.4 million for the years ended December 31, 2021.

Modification and Extinguishment of Preferred Shares

Upon the issuance of the Series D preferred shares in March 2021 and Series D+ preferred shares in May 2021, the redemption term of any previously issued series of preferred shares were modified to be the same as the redemption term of the Series D and Series D+ preferred shares. As a result, the earliest redemption date was extended from March 31, 2025 to March 31, 2026 upon issuance of the Series D preferred share and from March 31, 2026 to May 11, 2026 upon issuance of the Series D+ preferred shares, in the event the Company does not complete a Qualified IPO. Further, as part of the Reorganization described in Note 1, the shareholders of Shanghai 100me surrendered their equity interests in Shanghai 100me in exchange for the Company’s redeemable convertible preferred shares in proportion to their ownership interests in Shanghai 100me at a price equal to their original investment principal in Shanghai 100me. The terms of the Company’s redeemable convertible preferred shares equity interests were substantially similar to the terms of the equity interests held by the shareholders of Shanghai 100me.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.
REDEEMABLE CONVERTIBLE PREFERRED SHARES(CONTINUED)

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

The Company’s preferred shares activities for the years ended December 31, 2021 are summarized below:

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.
REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

	Series Angel Preferred Shares		Series Angel+ Preferred Shares		Series Pre-A Preferred Shares		Series A Preferred Shares		Series A+ Preferred Shares		Series B Preferred Shares
	(in thousands of RMB and US$, except for number of shares)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	5,910,100	12,400	8,268,950	40,686	8,985,050	54,796	22,096,550	142,337	1,060,200	14,308	19,473,100	364,419
Issuance of Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of Preferred Shares	—	396	—	1,151	—	2,126	—	5,521	—	555	—	17,949
Automatic conversion of preferred shares to ordinary shares upon IPO	(5,910,100)	(12,796)	(8,268,950)	(41,837)	(8,985,050)	(56,922)	(22,096,550)	(147,858)	(1,060,200)	(14,863)	(19,473,100)	(382,368)
Balance as of December 31, 2021	—	—	—	—	—	—	—
								—	—	—	—	—
Balance as of December 31, 2021 (US$)	—	—	—	—	—	—	—	—	—	—	—	—

	Series B2 Preferred Shares		Series B3 Preferred Shares		Series B4-1 Preferred Shares		Series B4 Preferred Shares		Series C1 Preferred Shares		Series D Preferred Shares		Series D+ Preferred Shares
	(in thousands of RMB and US$, except for number of shares)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	11,072,800	236,139	28,013,200	841,145	7,269,600	284,085	6,989,700	220,491	51,329,600	2,964,104	—	—	—	—
Issuance of Preferred Shares	—	—	—	—	—	—	6,989,750	359,832	2,895,100	158,507	49,207,650	4,547,263	21,264,750	2,099,195
Accretion of Preferred Shares	—	11,702	—	39,479	—	3,871	—	(99,577)	—	133,863	—	128,382	—	42,962
Automatic conversion of preferred shares to ordinary shares upon IPO	(11,072,800)	(247,841)	(28,013,200)	(880,624)	(7,269,600)	(287,956)	(13,979,450)	(480,746)	(54,224,700)	(3,256,474)	(49,207,650)	(4,675,645)	(21,264,750)	(2,142,157)
Balance as of December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2021 (US$)	—	—	—	—	—	—	—	—	—	—	—	—	—	—

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

The subsidiary’s preferred shares could be redeemed by holders at any time after (i) a Qualified IPO of the subsidiary does not occur within 5 years; or (ii) the occurrence of certain events including breach or violation of applicable laws or regulations. The preferred shareholders shall be entitled to receive prior and in preference to any distribution of any of the assets or funds of the Company to the holders of ordinary shares the amount equal to the sum of 100% of its original issue price on each preferred share, and 8% annual compound interest calculated from the actual payment date of its purchase price, plus all declared and accrued but unpaid dividends. As the Group does not solely control the redemption event, these preferred shares are accounted for as redeemable noncontrolling interests.

The Group accounts for the changes in accretion to the redemption value in accordance with ASC 480, Distinguishing Liabilities from Equity. The Group elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests.

The movement in the carrying value of the redeemable noncontrolling interests is as follows:

	Redeemable noncontrolling interests
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Balance at the beginning of the year	30,000	107,490	15,140
Issuance of subsidiary shares	70,000	—	—
Accretion of redeemable noncontrolling interests	7,490	8,600	1,211
Balance at the end of the year	107,490	116,090	16,351

18.
NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2021, 2022 and 2023 are calculated as follows:

			For the year ended December 31,
		(Amounts in thousands of RMB and US$, except for number of shares and per share data)
	2021		2022		2023
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss	(4,628,133)	(1,800,926)	(671,187)	(135,696)	(75,959)	(10,699)	(15,320)	(2,158)
Accretion of redeemable convertible preferred shares	(207,598)	(80,782)	—	—	—	—	—	—
Accretion of redeemable noncontrolling interests	—	—	(6,230)	(1,260)	(7,157)	(1,008)	(1,443)	(203)
Numerator for computing basic and diluted net loss per share	(4,835,731)	(1,881,708)	(677,417)	(136,956)	(83,116)	(11,707)	(16,763)	(2,361)
Denominator:
Weighted average number of ordinary shares outstanding	140,170,091	54,543,800	269,787,113	54,543,800	270,432,437	270,432,437	54,543,800	54,543,800
Loss per share (RMB):
Basic and diluted net loss per share:	(34.50)	(34.50)	(2.51)	(2.51)	(0.31)	(0.04)	(0.31)	(0.04)

29,633,200, 29,701,893 and 28,384,149 Class A ordinary shares held by the ESOP Platforms as of December 31, 2021, 2022 and 2023 are considered issued but not outstanding (Note 13) and therefore, not included in the calculation of basic and diluted net loss per share.

Following the Share Subdivision on June 8, 2021 as disclosed in Note 12, each issued and outstanding ordinary share and redeemable convertible preferred share was subdivided into fifty ordinary shares and redeemable convertible preferred shares, respectively.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.
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

20.
RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB277.8 million (US$39.1 million) of the Company’s total consolidated net assets as of December 31, 2023. In accordance with Rule 12-04 of Regulation S-X, the parent company only condensed financial information is disclosed in Note 22.

21.
COMMITMENTS AND CONTINGENCIES

Cloud service purchase commitment

As of December 31, 2023, the Company has outstanding purchase commitments in relation to cloud services consisting of the following:

	RMB	US$
	(in thousands)
As of December 31, 2023	31,295	4,408

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

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.
COMMITMENTS AND CONTINGENCIES(CONTINUED)

Litigation and contingencies (continued)

In August 2022, the Company and certain of its directors and officers were named as defendants in a securities class action lawsuit filed in the U.S. District Court for the Southern District of New York. The plaintiff in the action asserted non-fraud, strict liability claims under the U.S. Securities Act and alleged material omissions and misrepresentations in the Company’s registration statements on Form F-1 (including all amendments made thereto) and final prospectus (collectively, the “Offering Documents”) issued in connection with the Company’s U.S. listing. As of the issuance date of the consolidated financial statements, this action was voluntarily dismissed on June 22, 2023 and did not result in any adverse rulings against the Company.

22.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets (in thousands)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	36,526	5,002	704
Short-term investments	20,894	21,248	2,993
Amounts due from subsidiaries	267,947	363,150	51,148
Other current assets	854	1,140	161
Total current assets	326,221	390,540	55,006
TOTAL ASSETS	326,221	390,540	55,006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	16,044	8,006	1,127
Total current liabilities	16,044	8,006	1,127

TOTAL LIABILITIES	16,044	8,006	1,127
Shareholders’ equity
Class A ordinary shares (US$0.000002 par value per share; 20,000,000,000 and 20,000,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 299,797,728 and 299,797,728 shares issued as of December 31, 2022 and 2023, 269,942,489 and 271,260,233 shares outstanding as of December 31, 2022 and 2023, respectively)	3	3	1
Class B ordinary shares (US$0.000002 par value per share; 2,500,000,000 and 2,500,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 54,543,800 and 54,543,800 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	1	1	—
Additional paid-in capital	13,922,811	14,061,992	1,980,590
Treasury stock	(20,666)	(20,666)	(2,911)
Accumulated deficit	(13,580,086)	(13,679,965)	(1,926,783)
Accumulated other comprehensive (loss)/income	(11,886)	21,169	2,982
TOTAL SHAREHOLDERS’ EQUITY	310,177	382,534	53,879
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	326,221	390,540	55,006

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive loss (in thousands)

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating expenses
General and administrative expenses	(311,784)	(284,778)	(134,599)	(18,958)
Total operating expenses	(311,784)	(284,778)	(134,599)	(18,958)
Loss from operations	(311,784)	(284,778)	(134,599)	(18,958)
Interest income	8,611	1,670	1,065	150
Other income/(expenses), net	40,348	(293,695)	(55,317)	(7,791)
Changes in fair value of warrant liabilities	(44,457)	—	—	—
Share of (losses)/income of subsidiaries	(6,121,777)	(237,570)	88,972	12,530
Net loss	(6,429,059)	(814,373)	(99,879)	(14,069)
Accretion of redeemable convertible preferred shares	(288,380)	—	—	—
Net loss attributable to ordinary shareholders	(6,717,439)	(814,373)	(99,879)	(14,069)
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustments	(161,281)	172,356	33,055	4,656
Comprehensive loss	(6,590,340)	(642,017)	(66,824)	(9,413)
Accretions of redeemable convertible preferred shares	(288,380)	—	—	—
Comprehensive loss attributable to ordinary shareholders	(6,878,720)	(642,017)	(66,824)	(9,413)

Condensed statements of cash flows (in thousands)

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(4,066)	(29,541)	(6,017)	(848)
Net cash (used in)/generated from investing activities	(7,713,202)	43,166	(28,219)	(3,975)
Net cash generated from/(used in) financing activities	7,215,688	(16,674)	3,341	471
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(25,625)	15,075	(629)	(89)
Net (decrease)/increase in cash and cash equivalents	(527,205)	12,026	(31,524)	(4,441)
Cash and cash equivalents at beginning of the year	551,705	24,500	36,526	5,145
Cash and cash equivalents at end of the year	24,500	36,526	5,002	704

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

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10 Investment-Equity Method and Joint Ventures, such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of the subsidiaries’ losses or income as “Share of (losses)/income in subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company’s carrying amount of its investment in subsidiaries for its share of the subsidiaries cumulative losses were reduced to nil and the carrying amount of “Amounts due from subsidiaries” was further adjusted as of December 31, 2022 and 2023.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of December 31, 2022 and 2023.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.