Form 20-F
period 2024-12-31
Dingdong (Cayman) Ltd
filed 2025-04-21
CIK 1854545

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from to

Commission file number: 001-40533

Dingdong (Cayman) Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road,

Shanghai, 201210

People’s Republic of China

+86 21-6858-5011

(Address of principal executive offices)

Song Wang, Chief Financial Officer

Telephone: +86 21-6858-5011

Email: ir@100.me

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road,

Shanghai, 201210

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

299,797,728 Class A ordinary shares (including 29,186,898 shares held by our ESOP platforms for future exercise of share option awards granted under our share incentive plans), par value US$0.000002 per share, as of December 31, 2024.

54,543,800 Class B ordinary shares, par value US$0.000002 per share, as of December 31, 2024.

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

Our reporting currency is the Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our Corporate Structure

Dingdong (Cayman) Limited is not a Chinese operating company, but a Cayman Islands holding company with no material operations of its own. We conduct our operations mainly through our subsidiaries located in mainland China, or PRC subsidiaries. Investors in the ADSs are purchasing beneficial equity interests in Dingdong (Cayman) Limited, the Cayman Islands holding company, rather than purchasing beneficial equity interests in any of our operating companies. This holding company structure involves unique risks to investors. As a holding company, Dingdong (Cayman) Limited may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to Dingdong (Cayman) Limited may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, if the PRC regulatory authorities disallow this holding company structure or limit or hinder our ability to conduct our business through, receive dividends or distributions from, or transfer funds to, our PRC subsidiaries or list on a U.S. or other foreign exchange, our operations would likely be materially changed and/or adversely affected, and the value of our securities could decline significantly or become worthless. See “Item 3. Key Information — Our Corporate Structure,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in Mainland China — We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business or financial condition.”

The following diagram illustrates our corporate structure, including our principal subsidiaries as of December 31, 2024.

Dingdong (Cayman) Limited
(Cayman Islands)
100%
Dingdong Fresh Holding Limited
(BVI)
100%
Dingdong Fresh (Hong Kong) Limited
(Hong Kong)
Offshore
Onshore
100%
Chizhiyiheng (Nanjing) Supply Chain Co., Ltd.
100%
Shanghai 100me Internet Technology Co., Ltd.
100%
Baqianlilu (Wuxi) Network Technology Co., Ltd.
100%
Yihengyishu (Shanghai) E-Commerce Co., Ltd.
100%
Chizhiyiheng (Shanghai) E-commerce Co., Ltd.
100%
Shilaiyunzhuan (Hangzhou) E-commerce Co., Ltd.
100%
Shishishun (Shenzhen) E-commerce Co., Ltd.
100%
Shishishun (Jiangsu) E-Commerce Co., Ltd.
100%
Chao Lizhi (Jiangsu) E-Commerce Co., Ltd.
100%
Beijing Bujiangjiu E-Commerce Co., Ltd.
91.67%*
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

Permissions Required from the PRC Authorities for Our Operations

We mainly conduct our operations through our PRC subsidiaries. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities for their current business operations, which include, Food Operating Permit, Alcohol Wholesale License, Record-filing for Operation of Class II Medical Devices, Record-filing for Online Sale of Medical Devices, Record-filing for Sale of Pre-packaged Food, License or Approval for the Sale and Acquisition of the Second-class National Key Protection Wild Plant, Shanghai Filing Certificate for Service Operation of Food Storage and Transportation, Record-Filing of E-commerce Livestream Platform, Internet Drug Information Service Qualification Certificate (non-operational), Road Transport Operating License, Approval for Implementing Comprehensive Calculation and Irregular Working System and Registration of Single-Purpose Commercial Prepaid Cards, and no such requisite licenses and permits have been denied. If we fail to obtain and/or maintain requisite licenses and permits in a timely manner or at all, or if we inadvertently conclude that some permissions or approvals are not required by us, we may be subject to penalties (such as fines, confiscation of illegal gains) or other disciplinary actions from the relevant governmental authorities for conducting our business without the above-mentioned licenses or permits. Given the PRC laws and regulations are still evolving and changing, and that it is uncertain whether new legislations, regulations or interpretations may be promulgated or adopted in the future requiring us to obtain additional licenses, permits, filings, or approvals for our business operations in the future. In that case, we will strive to obtain such additional licenses, permits, filings, or approvals for our business operations in a timely manner to comply with applicable laws and regulations. If we fail to obtain any of such additional licenses, permits, filings, or approvals, we may subject to penalties (such as fines) or other disciplinary actions imposed by relevant governmental authorities. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

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

Moreover, based on the opinion of our PRC legal advisers for cybersecurity and data compliance, we are not required to proactively go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in

connection with our historical issuance of securities to foreign investors in June 2021, based on the following reasons: (i) the revised Measures for Cybersecurity Review promulgated by CAC on December 28, 2021, which require an online platform operator to proactively apply for cybersecurity with CAC if such operator possesses personal information of over one million users and pursues a foreign listing, took effect from February 15, 2022. Pursuant to Article 93 of the Legislative Law of PRC, the revised Cybersecurity Review Measures, which are departmental regulations, do not have retroactive effect, and therefore, such cybersecurity review requirement does not apply to our historical issuance of securities to foreign investors and our listing on NYSE in June 2021. In addition, such conclusion was also confirmed by our PRC legal advisers’ formal phone consultation with China Cybersecurity Review Technology and Certification Center on May 16, 2022, the only and competent institution appointed by the CAC to be responsible for accepting application for cybersecurity reviews, and (ii) we have not received any request from the CAC, with respect to cybersecurity review or any other approval from the CAC for operating our businesses or maintaining our listing on NYSE in June 2021.

Cash Flows through Our Organization

Dingdong (Cayman) Limited is not a Chinese operating company, but a Cayman Islands holding company with no material operations of its own. We mainly conduct our operations through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, the ability of Dingdong (Cayman) Limited to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends primarily paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Dingdong (Cayman) Limited. To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets.

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in mainland China—Restrictions on the remittance of Renminbi into and out of Mainland China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.” For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to Dingdong (Cayman) Limited by our PRC subsidiaries.

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

Under PRC laws, Dingdong (Cayman) Limited may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2022, 2023 and 2024, the aggregate amount of capital contribution by Dingdong (Cayman) Limited and our intermediate holding companies to our PRC subsidiaries were RMB3,889.9 million,

RMB12.3 million and nil, respectively. For the years ended December 31, 2022, 2023 and 2024, the Cayman Islands holding company and our intermediary holding companies provided loans of RMB539.1 million, RMB16.6 million and RMB0.1 million (US$0.0 million), respectively, to our PRC subsidiaries, and received loan repayments of RMB3,279.0 million, nil and nil, respectively.

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

We commenced our commercial operations in 2017 and have a limited operating history. We experienced significant growth since our inception. Our revenues were RMB23,066.3 million (US$3,160.1 million) in 2024, increased 15.5% compared with 2023. Our average order value slightly decreased from RMB72.1 in 2023 to RMB71.4 in 2024. The rapid revenue growth is mainly fueled by the rapidly increasing user penetration, improved user conversion rates, and higher average revenue per user (ARPU) in existing regions. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing user spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, decreasing demand for online groceries, and changes in rules, regulations, government policies or general economic conditions. In addition, our growth pace may also be impacted by our strategic shift of focus on sustainable growth. It is difficult to evaluate our prospects as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected, and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

We have incurred net losses in the past and we may continue to incur losses in the future.

Due to the high base effect during 2022 when more Covid infections drove a surge in order volumes, withdrawal from a number of cities and stations in 2023 and impact of declining consumer prices for certain commodities, such as pork and vegetables, throughout 2023, our total revenues fluctuated from RMB24,221.2 million in 2022 to RMB19,971.2 million in 2023. Our revenue further increased to RMB23,066.3 million (US$3,160.1 million) in 2024, primarily due to the rapidly increasing user penetration, improved user conversion rates, and higher user ARPU in existing regions. In terms of regional performance, Jiangsu, Zhejiang, and Shanghai continued to show relatively rapid growth, serving as the primary drivers of our overall expansion. Our GMV declined from RMB26,247.9 million in 2022 to RMB21,969.3 million in 2023 and grew to RMB25,557.4 million (US$3,501.4 million) in 2024. We recorded net loss of RMB806.9 million and RMB91.3 million in 2022 and 2023 and net income of RMB304.4 million (US$41.7 million) in 2024, respectively, and non-GAAP net loss of RMB571.0 million in 2022, and non-GAAP net profit of RMB45.4 million, and RMB422.9 million (US$57.9 million) in 2023 and 2024, respectively. Starting from the third quarter of 2021, we shifted our strategic focus to “efficiency first, with due consideration of scale”, and managed to achieve profitability. Guided by such strategy, we have achieved non-GAAP profitability for nine consecutive quarters and GAAP profitability for four consecutive quarters. Additionally, we have recorded positive year-over-year revenue growth for four straight quarters. However, we cannot assure you that we will be able to generate net profits in the future. Our ability to achieve and maintain profitability depends, in large part, on our capacity to increase our gross margin. This is accomplished by leveraging our product capabilities to manage our product mix, expand our product offerings, and optimize our fulfillment cost ratio through enhanced operational efficiency in the fulfillment process. Furthermore, our growth in scale plays a crucial role in securing more favorable terms from our suppliers. Accordingly, we intend to continue to invest for the foreseeable future in enhancement of product capabilities, technology innovation and research and development capabilities to support our sustainable growth. As a result of the foregoing, we may continue to incur losses in the future. In addition, any change in macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner may also affect our ability to achieve profitability, and cause us to incur losses in the future.

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

We source products from third-party suppliers and vendors. We had approximately 1,600 suppliers in 2024. Our suppliers include local farms, cooperatives, brands, regional distributors and manufacturers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing and payment terms and in sufficient quantities. We typically enter into one-year framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, pandemics, natural disasters or other causes. In the event that we are not able to procure products at favorable prices and at sufficient quantities, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant farms or manufacturers to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. Our accounts payable turnover days was 43.6 days in 2023 which was stable compared with 43.0 days in 2022. Our accounts payable turnover days decreased to 34.9 days in 2024. Despite our best efforts to have our suppliers paid in time, if we fail to pay our suppliers in a timely manner in accordance with the current payment terms, disputes may arise, and our relationship with our suppliers may deteriorate. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our users, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

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

We have successfully expanded our business to 25 cities across mainland China as of December 31, 2024. And, as of the date of this annual report, a significant portion of our revenue and GMV was derived from the Yangtze River Delta Megalopolis. We may selectively expand into more markets which we believe have growth potential. Expansion into new geographical areas involves new risks and challenges. Our lack of familiarity with, and relevant transaction data relating to, these geographical areas may make it more difficult for us to keep pace with the evolving consumer demands and preferences. In addition, there may be one or more existing market leaders in any geographical area that we decide to expand into. Such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their deeper data insight and greater brand recognition among consumers. We may need to adjust our pricing strategies and make additional marketing efforts to gain market share or remain competitive in new markets. Furthermore, we cannot assure you that we will be able to lease suitable fulfillment facilities on commercially acceptable terms or at all. Moreover, there may be a lack of demand for fresh grocery, the order density in those smaller, less developed areas may not be sufficient to allow us to operate our own delivery network in a cost-efficient manner and we may need to adjust our pricing strategies to adapt to local economic conditions. Also, the expansion into new geographical areas may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

We had in the past withdrawn from certain cities due to our shift of strategic focus, which resulted in decline in transacting user number and order volume, and we may continue to do so in the future.

Starting from the third quarter of 2021, we shifted our strategic focus to “efficiency first, with due consideration of scale”. Led by such initiative, we had withdrawn from cities which contributed immaterial GMV historically but required substantial investment and efforts to build up a strong market presence and achieve economy of scale. We also closed down certain regional processing centers and frontline fulfillment stations in these cities. In 2024, we only closed down a few frontline fulfillment stations in existing cities rather than withdraw from any cities, apart from 130 new openings. This had resulted in incremental expenses, including among others, (i) penalties we paid to landlord for early termination of leases for our fulfillment facilities, (ii) employee severance payment due to early termination of their employment agreements, and (iii) loss on disposal of property and equipment. Moreover, this also resulted in declines in the number of transacting user and order volume in the short-term, however, we believe that this will enhance our operating efficiency and cost-effectiveness in the longer term. Going forward, we will closely monitor the performance of our existing markets, and may continue to withdraw from cities when necessary to further enhance our operational efficiency, which may negatively impact our performance and reputation.

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

Our inventories decreased by 22.0% from RMB604.9 million as of December 31, 2022 to RMB471.9 million as of December 31, 2023, and increased by 17.3% to RMB553.6 million (US$75.8 million) as of December 31, 2024. While our inventory turnover days are shorter than those of our peers, as we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Many of these laws and regulations are evolving and may be further amended, and could result in claims, changes to our business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

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

We are required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cybersecurity Law, the PRC Data Security Law and Personal Information Protection Law, to ensure the confidentiality, integrity and availability of the information of our users, members, and suppliers, which is also essential to maintaining their confidence in our services. However, the interpretation and implementation of such laws in mainland China and elsewhere are evolving and subject to further changes.

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

New laws or regulations concerning data protection, or the interpretation and implementation of existing data security and privacy protection laws or regulations may be announced, published for public consultations, issued, or promulgated from time to time. On September 30, 2024, the State Council published the Regulations on the Administration of Cyber Data Security, or the Cyber Data Regulations. The Cyber Data Regulations provide that data processor conducting data processing activities that affect or may affect national security shall apply for national security review.

As at the date of this annual report, we believe we are compliant with the requirements under applicable regulations and policies that have been issued by the CAC to date, on the basis that (i) we have established a comprehensive security system, supported by our risk management system that spans from the individual end users across our entire network, covering our mobile app and mini-programs, data, services, our internal office, and R&D environments. we have established internal rules, policies and protocols covering cybersecurity, data security and personal information protection according to applicable laws and standards, to provide clear guidance on the safeguards of our network, the business data and personal information originated, collected and processed by us during our operation and govern how we may access and use such data, (ii) we have adopted organizational and technical measures to ensure the security of such data against unauthorized access, disclosure, leakage, or tempering, (iii) we have established internal management bodies responsible for information security, data security and personal information protection respectively in accordance with the requirements of applicable laws and regulations and have appointed persons in charge of those matters,(iv) we have not been subject to any fines or other penalties due to non-compliance with data privacy and security laws or regulations; and (v) we maintain good communication and interaction with the relevant regulators in this regard.

New laws or regulations concerning data protection and cyber security, or the interpretation and implementation of such new laws or regulations, which is evolving and subject to further change, may be inconsistent with our practices. The introduction of new products or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. We continue to closely monitor and assess further developments regarding laws and regulations on cybersecurity, data security and protection of personal information, particularly those laws and regulations issued by CAC and be prepared to comply with the newly issued regulatory requirements.

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

Under relevant PRC laws and regulations, the address of any warehouse which is established outside the operation place of any of our PRC operating subsidiary and its changes shall be reported to the competent administration for market regulation of such PRC operating subsidiary within a prescribed time period, or otherwise, such subsidiary may be ordered to rectify, and even subject to regulatory fines ranging from RMB1,000 to RMB10,000 if fails to rectify as per requested by relevant governmental authority. As of the date of this annual report, not all of the addresses of our regional processing centers and frontline fulfillment stations have been reported to relevant governmental authorities as required. While we are in the process of completing such required reporting procedures to cover the addresses of all of our regional processing centers and frontline fulfillment stations, we cannot assure you that we can complete such reporting procedures in a timely manner or at all due to certain factors that are beyond our control. If the relevant regulators require any of our relevant PRC operating subsidiaries to rectify and we fail to do so, such operating subsidiary may be subject to regulatory fines of up to RMB10,000. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business without the above mentioned approvals, filings, registration and permits. However, we cannot assure you that we will not be subject to any penalties in the future.

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

We adopted a series of equity incentive plans to attract and retain key personnel and employees. In 2022, 2023 and 2024, we recorded share-based compensation expenses of RMB235.9 million, RMB136.6 million and RMB118.5 million (US$16.2 million), respectively. Competition for highly skilled personnel is often intense and we may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

As a public company in the United States, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2024 and requires our auditor to attest to, and report on, the assessment made by our management.

In connection with the preparation of this annual report, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this assessment and evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. Our independent registered public accounting firm has issued an attestation report as of December 31, 2024. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could prevent us from identifying fraud and result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

Pursuant to the HFCA Act, as amended by the Consolidated Appropriations Act that was signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On May 9, 2022, we were named by the SEC as a Commission-Identified Issuer, following our filing of annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on May 2, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

On December 28, 2021, the CAC issued the Cybersecurity Measures, which required that, among others, online platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering in a foreign country. On September 30, 2024, the State Council published the Cyber Data Regulations, which provide that data processor conducting data processing activities that affect or may affect national security shall apply for national security review.

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

As of the date of this annual report, we conduct our business operations mainly in mainland China, while our Hong Kong subsidiary, Dingdong Fresh (Hong Kong) Limited, had minor food products business with local entities. Moreover, as of the date of this annual report, Dingdong Fresh (Hong Kong) Limited has not received any inquiry or notice or any objection from any mainland China or Hong Kong authorities. Although none of our business activities appears to be within the current targeted areas of concern mentioned above by the PRC government, given the PRC government’s significant oversight over the conduct of business operations in mainland China and in Hong Kong, and in light of the PRC government’s recent extension of authority not only in mainland China but into Hong Kong, and rules and regulations in the PRC can change quickly with little advance notice, we cannot assure you that new regulations or regulatory actions may not be issued or taken in the future, which may have a material adverse impact on our ability to conduct business or offer securities in the future. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the U.S., which could cause the value of our ADSs to significantly decline or become worthless.

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

Enterprises that qualify as small-scale enterprises with minimal profits (“SSE”) are eligible for a preferential enterprise income tax rate of 20%. A number of our PRC operating subsidiaries are qualified as SSE and thus entitled to enjoy a preferential tax rate of 20% in 2022, 2023 and 2024. If such subsidiaries fail to maintain its qualification as SSE under the relevant PRC laws and regulations, the applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition.

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

Few hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. We have not engaged in any hedging activities in 2024. While we may decide to enter into any hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

As of December 31, 2024, Mr. Changlin Liang, our chief executive officer and chairman of the board, beneficially owned 54,543,800 Class B ordinary shares. Mr. Changlin Liang beneficially owned approximately 26.0% of our total issued and outstanding share capital and 81.1% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially of our current operations are conducted in mainland China. In addition, all of our current directors and officers named in this annual report reside within mainland China and Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (a) 75% or more of our gross income for such year consists of certain “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (b) 50% or more of the value of our assets (generally determined based on an average of the quarterly value of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization and the nature and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, although there can be no assurances in this regard.

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

We maintain our principal executive offices at Building T4, Zhangjiang Science Gate, Lane 188 Yuren Road, Shanghai, People’s Republic of China, 201210. Our telephone number at that address is +86 21-6858-5011.

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

As a result, we have achieved significant scale in our business, and accumulated a massive and highly active user base. Our GMV decreased from RMB26,247.9 million in 2022 to RMB21,969.3 million in 2023, and further increased to RMB25,557.4 million (US$3,501.4 million) in 2024. Starting from the third quarter of 2021, we strategically shifted our focus to “efficiency first with due consideration of scale”, aiming to achieve profitability to maximize our investors’ interests in us. Ever since our strategic shift, we have been focusing on further strengthening our product competitiveness while optimizing our fulfillment network, so as to increase user stickiness and secure their loyalty with us. After the high base effect during 2022 when more Covid infections drove a surge in order volumes, we strategically withdrew from some cities with immaterial GMV contribution historically but required substantial investment and time to build up a strong market presence and achieve economy of scale in 2023. We also observed the impact of declining consumer prices for certain commodities, such as pork and vegetables, throughout 2023. Our GMV and other financial and operating data had rebounded in 2024, which is mainly due to the rapidly increasing user scale and penetration, improved user conversion rates, and higher user ARPU in existing regions. In terms of regional performance, Jiangsu, Zhejiang, and Shanghai continued to show relatively rapid growth, serving as the primary drivers of our overall expansion. In addition, we accelerated the development of our frontline fulfillment station network in these key regions. By the end of 2024, we had opened a total of 130 new frontline fulfillment stations throughout the year, which also boosted our GMV growth. Our focus on operational efficiency, along with our commitment to scalability, has proven instrumental in strengthening our user base and driving higher levels of customer engagement. As such, we believe that this will enhance our operating efficiency and cost-effectiveness in the longer term. Our revenues decreased from RMB24,221.2 million in 2022 to RMB19,971.2 million in 2023 and increased to RMB23,066.3 million (US$3,160.1 million) in 2024. Meanwhile, our average order value was RMB71.4, slight decrease when comparing with RMB72.1 in 2023. In addition, we have achieved non-GAAP profitability for nine consecutive quarters and GAAP profitability for four consecutive quarters. We recorded non-GAAP net loss of RMB571.0 million in 2022, and non-GAAP net income of RMB45.4 million and RMB422.9 million (US$57.9 million) in 2023 and 2024, respectively.

Further, from New Year's Eve to the sixth day of the first lunar month, the national GMV increased by more than 15% year-over-year. Specifically, the GMV of our core market, Shanghai increased by 10%,, while GMV of other regions such as Ningbo, Nanjing, and Changzhou saw growth of over 30%. During this period, certain high-quality products experienced significant increases, including salmon in the seafood sector, pre-mixed alcoholic beverages, and traditional Lunar New Year’s dishes, with GMV growth of 50% and even more than 120% year-over-year in some cases. These standout products are the key driving force behind our continued growth.

Competitive Product Offering

Product competitiveness is a fundamental driver of our business. Our ability to continually develop new food products, improve in-house production, and penetrate deeper into upstream procurement help us stay ahead of the competition.

Product Variety

We offer a wide range of products, including fresh groceries, prepared food, and other food products. In 2024, we implemented a product strategy, namely “extensive SPUs and concentrated SKUs”, focusing on optimizing our curated SKU products to enhance our price competitiveness. This strategic shift allowed us to offer a broader range of product variations while narrowing down the specific SKUs within each category. By carefully curating the available SKUs, we aimed to optimize the selection and ensure that the products offered not only met the diverse needs of our customers but also maintained a strong price advantage in the market. This strategic emphasis on price competitiveness within our curated product offerings played a pivotal role in driving customer satisfaction and attracting a wider consumer base. A cumulative total of over 17,000 SKUs are available on Dingdong Fresh in 2024. We entered the industry with fresh groceries, including vegetables, meat and eggs, fruits, and seafood, as our initial focal point, a segment known for high-frequency orders and relatively difficult procurement and fulfillment operations. Users, initially attracted to Dingdong Fresh because of the fresh groceries we offer, usually expand to other categories such as prepared food.

Prepared food refers to food that is washed, sliced, peeled, mixed or processed, and later packaged and preserved in different ways which are ready for consumption or can be consumed by customers by simple cooking. Dependent upon the degree of processing and ease of consumption, prepared food can be further categorized into ready-to-eat food, ready-to-heat food, ready-to-cook food, and ready-to-mix food. The fast-paced lifestyles of younger generation and growing preference for healthier and higher quality products have significantly boosted the popularity of prepared food which saves time, requires fewer efforts for cooking and is easy to handle and store. To tap into the new consumer trends among young families, over 3,000 SKUs of prepared food were available on Dingdong Fresh in 2024. Leveraging our superior supply chain management capabilities, advanced cold-chain logistics capabilities, and stringent quality control measures, we were able to incubate and source a variety of more innovative, fresher and healthier prepared food.

We also offer baked goods, dairy, seasonings, beverage, instant food, oil, and snacks, aiming to provide our users with a wide range of options to choose from.

Food Innovation

We believe that product development is the lifeblood of a company. We place significant emphasis on food innovation. In order to meet the increasing customer needs for diverse quality products for various dining scenarios, and leveraging our strong product development capabilities, we have successfully launched a series of private label products, particularly focusing on prepared food, rice and noodles, fresh groceries, and baked goods. Up to the date of this annual report, we had successfully launched a total of more than 30 private labels covering around 4,000 SKUs. Some of our signature private labels include Cai Chang Qing, Good Craftsman Noodles, Fresh Everyday Pork, Black Diamond Family, and You Dou Zhi. Since our launch of private label products in July 2020, we have seen an upward trend in the percentage that our private label products take among all the products that we sell. Private label products contributed around 20% of our total GMV in 2024. Notably, for non-fresh-grocery categories, including prepared meals, the GMV contribution from our private-label products has skyrocketed to over 33%.

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

We started our in-house production in July 2020, and as of December 31, 2024, we operated a total of 12 production plants in mainland China, primarily for fresh meat processing, and production of prepared food, noodles, pastas and dumplings, and bean-based products. All of our production plants are installed with advanced production facilities. In addition, we implemented advanced and scientific production procedures in our Dingdong production plants to ensure that all products meet high quality and safety standards, which makes us a trust-worthy brand to consumers.

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

Procurement

We sourced fresh groceries, prepared food and other food products from approximately 1,600 suppliers in 2024.

Procurement of Fresh Groceries

Direct Source Procurement

In 2024, a cumulative total of over 6,000 SKUs of fresh groceries were available on Dingdong Fresh. In order to provide quality fresh groceries on a daily basis, we have established direct relationships with our suppliers from the source of origin. Given the current spread for different agricultural products in mainland China, suppliers for fresh groceries are scattered widely across the country. However, in order to provide quality fresh groceries on a daily basis, we pride ourselves in procuring fresh groceries directly from the sources of origin by establishing direct relationships with local farms or cooperatives. In 2024, direct source procurement accounted for over 85% of total procurement costs in the same period.

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

Procurement of Prepared food and Other Food Products

In 2024, a cumulative total of approximately 11,000 SKUs of prepared food and other food products were available on our Dingdong Fresh. As our expansion to prepared food and other food products such as baked goods, dairy, seasonings, beverage, instant food, oil, and snacks, and have met widespread success, particularly among young consumers, we will increasingly focus on exploring new product categories to meet emerging and evolving consumption needs. Certain prepared food we offer on Dingdong Fresh are our private label products which are produced by ourselves. We also procure prepared food and other food products directly from other brand owners or distributors.

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

Reliable On-Demand Fulfillment

We deliver a satisfying user experience by fulfilling orders quickly and accurately. To this end, we have built our fulfillment infrastructure in selected cities for the prompt receipt, storage and delivery of our products. Our fulfillment infrastructure primarily consists of regional processing centers, frontline fulfillment grid and a last-mile delivery network. We operated over 40 regional processing centers in mainland China, as of December 31, 2024, to sort, package, label and store raw products prior to being distributed to frontline fulfillment stations. We had located more than 1,000 frontline fulfillment stations in 25 cities as of December 31, 2024, serving our users across the country. We manage our fulfillment network by regional clusters, where supply chain and management resources of cities in close proximity can complement each other.

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

Optimized Layout. Each of our frontline fulfillment station is typically around 300 to 400 square meters in size on average. They are strategically located to serve neighboring households within a radius of one to three kilometers and able to realize our 30-minute delivery target, which greatly assures the freshness of the products when they reach users. When determining where to establish a frontline fulfillment station, our site selection team generally takes into account several parameters, such as proximity to residential neighborhoods, neighborhood demographics, nearby traffic conditions, and other publicly available information. In addition, we also developed a proprietary site selection algorithm to facilitate the decision-making process. The algorithm takes into account parameters such as the locations of each nearby area of interest, or AOI, or point of interest, or POI, the estimated minimum and maximum order volume per AOI and POI, the proximity among AOIs and POIs, as well as the estimated utilization rate and operating costs for each frontline fulfillment station. We seek to locate and scatter our frontline fulfillment stations to ensure our products and services would be conveniently available to as many existing and potential users as possible. The optimized layout of our frontline fulfillment stations is critical to our overall operational flexibility and resilience. For example, if, under special circumstances, one frontline fulfillment station in a specific area is temporarily closed or short of capacity, we are able to quickly mobilize nearby stations to keep up with surge of orders and deliver stable and speedy services to our users. This capability allows us to serve our users during large public events, such as city marathons, that may temporarily disrupt the operation of frontline fulfillment stations in certain area and nearby traffic.

We have resumed expanding our station network, especially in Jiangsu, Zhejiang and Shanghai, continuously increasing our station network penetration in these regions this year. By the end of 2024, we had opened a total of 130 new frontline fulfillment stations throughout the year. Average daily order volume for these new fulfillment stations steadily ramped up. Our goal was to further strengthen our order fulfillment capabilities, reduce distribution costs, improve operational efficiency, and establish a solid foundation for 2025.

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

We closely monitor the operations of each of our frontline fulfillment stations through multiple dimensions, including among others, order volume, user coverage, inventory turnover, fulfillment efficiency, and labor efficiency. In 2024, for a few frontline fulfillment stations that had been only supporting a limited number of orders and/or showing slow inventory turnaround, we strategically merged their capacities with nearby ones. By doing so, we managed to further improve our overall operational efficiency. In addition, we also proactively optimized the geographic coverage of our fulfillment network through closing down a few frontline fulfillment stations in cities where we did not build up a strong presence. Expanding into new geographical locations involves new risks and challenges, and there is no assurance that a new market will always grow as we expect. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If our expansion into new geographical areas is not successful, our business prospects and results of operations may be materially and adversely affected.” Going forward, we will continue to closely monitor each local market we tap into, and optimize the layout of our frontline fulfillment stations when necessary to further reduce costs and improve operational efficiency.

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

Technology

Our robust operation and rapid growth are supported by our proprietary technology. Our leading technology team, coupled with our proprietary technology infrastructure and the large volume of data generated and collected on Dingdong Fresh each day, have created opportunities for continuous improvements in our technology capabilities, which in turn draws new talents to join us. We continue to maintain a sizable and dedicated technology team, with over 15% of them focusing on algorithm design and development. Our chief technology officer and head of algorithm design have extensive prior working experience in leading technology companies, and many of our engineers have working experience in peer companies before joining us. A majority of our technologies were developed by ourselves with the rest procured from third-parties or open-source software. In particular, we have self-developed all of our IT solutions and software for our core business. Key components of our technology include:

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

Intellectual Property

We rely on a combination of patent, copyright, trademark, domain names, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2024, we had 38 registered patents, 66 pending patent registration applications, 471 registered trademarks, 31 pending trademark registration applications, registered copyrights to 28 pieces of artistic work and 30 pieces of software, and 24 domain names.

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

Insurance

We maintain standard benefit plans required by PRC laws and regulations, including pension insurance, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance. In addition, we provide supplementary medical insurance for our employees. We obtain such insurance from reputable insurance carriers in accordance with commercially reasonable standards. In line with general market practice, we maintain business insurances covering damages to our properties and IT infrastructures, but do not maintain any business interruption insurance or key man life insurance, which are not mandatory under the applicable laws. For a discussion of risks relating to our insurance coverage, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have limited business insurance coverage.”

We believe that our insurance coverage is sufficient for its present purposes and is consistent with the insurance coverage of other e-commerce companies in mainland China. We periodically review our insurance coverage to ensure that it remains to be sufficient.

Enterprise Social Responsibility

Having a positive impact on the communities where we operate is an integral part of our business. Our commitment to our users, partners, investors, our employees and society as a whole is evidenced by the corporate social responsibilities initiatives. The initiatives mentioned in our previous years’ 20-F filings, for example, modernization of traditional agricultural practices, poverty alleviation, care for the elderly and the disabled, study program for farmers, educational field trips for younger generation, etc., are still applicable this year. In addition, the following items further reflects our social responsibilities efforts:

Lucid Waters and Lush Mountains Initiatives

We actively uphold the philosophy that “lucid waters and lush mountains are invaluable assets.” By creating new sales channels for agricultural products from impoverished or remote regions, we help local communities create employment opportunities and receive income through the production and sale of these goods. At the same time, we collaborate with local farmers to develop agricultural products, ensuring that every stage of the process prioritizes environmental conservation. Leveraging our strengths in supply chain management, we bring healthy, delicious, and locally distinctive foods to dining tables nationwide, contributing to healthier diets for people across the country.

For example, we have identified higher-quality organic oysters in Rushan, Shandong. As more local oyster farmers join the organic oyster farming initiative, aquaculture facilities have seen consistent order growth, leading to steady income increases for the community. Organic oysters have now become a new driver for prosperity in Rushan’s oyster industry. Moreover, organic oyster farming contributes positively to the environment. With optimized farming density and eco-friendly practices, it helps maintain marine ecological balance, reduce pollution, and promote biodiversity. This creates a harmonious ecosystem of oyster reefs, clean waters and thriving biodiversity, adding a green dimension to local sustainable development. Through our online sales network and efficient logistics system, Rushan’s organic oysters reach consumers’ tables in record time. Grown without pesticides and held to stringent quality standards, these oysters boast a superior flavor compared to conventional varieties while offering greater health benefits.

Food Safety

Food safety is the "lifeline" of the fresh food industry. We have made continuous breakthroughs in food safety by strictly implementing a company-wide quality culture and enforcing our "7+1" quality control system across the entire chain from farm fields to front-end frontline fulfillment stations and end consumers. Empowered by robust digital capabilities for full-chain food safety management, we have established its Quality Management System (QMS), covering commodity acceptance standards, laboratory quality inspections, abnormal product handling, and has achieved 100% traceability throughout the process.

By building our own food supply chain, we continuously enhance self-production and processing capabilities, reduces intermediate links, and effectively lowers sales costs. This deep involvement and control over the supply chain not only improves efficiency but also strengthens quality oversight. Our self-operated factories implement rigorous food safety and quality control systems, including Good Manufacturing Practice (GMP) standards, production quality management, and comprehensive testing of factory environments, products, processes, and personnel to ensure product quality and safety.

In 2024, we were awarded the "China Food Health Seven-Star Award" for the third time, received Shanghai's "Top 10 Food Safety Case Award," was selected as "CCFA 2024 Food Safety Innovation Case", and has consecutively obtained dual certifications from the European BRCGS S&D and IFS Broker for two consecutive years. These honors demonstrate our recognized efforts in food safety. Notably, BRC and IFS are internationally recognized food safety standards, adopted equivalently by retail industries and utilized as criteria for assessing food suppliers worldwide. We are also the first domestic fresh e-commerce company to receive dual certifications from these prestigious European authorities, signifying a new milestone in our food safety management system.

In addition, we release weekly public opinion updates on food safety every Monday and conduct unannounced inspections of our business periodically. Through these diversified measures, we ensure food safety, ultimately achieving zero major food safety incidents throughout the year and a year-on-year decrease in the VOC (Voice of Customer) rate compared to 2023.

Occupational safety

We have further strengthened our employee safety protocols by collaborating with certified medical institutions to organize emergency response training programs. These sessions not only emphasized the critical importance of first aid in saving lives but also provided hands-on instruction on CPR (Cardiopulmonary Resuscitation) and AED (Automated External Defibrillator) operations, ensuring employees can act swiftly and effectively in cardiac emergencies. To reinforce theoretical knowledge, interactive simulations were conducted, allowing participants to practice techniques under professional guidance. Additionally, we held large-scale fire drills at its headquarters, simulating real-life scenarios such as smoke-filled evacuations and fire extinguisher usage. These drills covered emergency exit protocols, hazard identification, and coordinated responses with local fire departments to align with national safety regulations.

By empowering employees with both skills and confidence, we aim to minimize workplace risks and uphold our commitment to safeguarding employee well-being—a principle that extends beyond food safety to encompass holistic health protection.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business in mainland China.

Regulations Relating to Overseas Securities Offering and Listing

On February 17, 2023, CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and its five ancillary guidelines, or the Trial Administrative Measures, which became effective on March 31, 2023. The Trial Administrative Measures stipulate that, PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to complete the filing procedure with the CSRC. If any issuer completes the overseas’ listing and intends to conduct securities offering in the same market, such issuer shall file with CSRC within three business days after its completion of securities offering. The Trial Administrative Measures also explicitly forbid overseas offering and listing, if any of the following is applicable: (i) that is explicitly prohibited by specific laws and regulations, (ii) that constitutes threat to or endanger national security as reviewed and determined by competent departments of the State Council, (iii) the PRC domestic company, its controlling shareholders or actual controllers are involved in certain criminal crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years, (iv) the PRC domestic company is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. Furthermore, any issuer shall report relevant information to CSRC within three business days from public the announcement in any of the following circumstances: (i) any change of control, (ii) subject to any investigation or penalty by overseas securities regulatory or relevant governmental authorities, (iii) any change of listing status or listing board, or (iv) voluntarily or is enforced to terminate the listing.

On February 24, 2023, CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. The Confidentiality and Archives Administration Provisions stipulate that, if domestic companies offer the securities in overseas market, domestic companies and securities companies and securities service institutions providing relevant services shall strictly comply with the relevant laws and regulations of PRC, enhance the legal awareness of protecting state secrets and archive administration, establish and improve the system for confidentiality and archive work, take necessary measures to implement the obligations of confidentiality and archive administration, and shall not divulge state secrets and work secrets of state organs or harm state and public interests.

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

On December 27, 2020, MOFCOM and NDRC released Industry Guidelines of Encouraged Foreign Investment (2020 Version), which took effect on January 27, 2021 and was replaced by Industry Guidelines of Encouraged Foreign Investment (2022 Version) on January 1, 2023. On September 6, 2024, MOFCOM and NDRC promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version), which became effective on November 1, 2024.

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

Record-filing for Operation of Medical Devices

Pursuant to the Regulations on Supervision and Administration of Medical Devices, or the Medical Devices Regulations, which was issued by the State Council in 2000 and last amended on December 6, 2024 and took effect on January 20, 2025, medical devices are divided into three types based on their risk levels. On July 30, 2014, CFDA promulgated the Measures on the Supervision and Administration of the Business Operations of Medical Devices, or the Medical Devices Measures, which became effective on October 1, 2014 and was amended on November 17, 2017 and was last amended on March 10, 2022. Pursuant to the Medical Devices Regulations and the Medical Devices Measures, any entities that engage in the business operation of Type II medical devices shall file a record with the local food and drug administration. Our principal subsidiary, Shanghai 100me, has completed the record-filing formalities regarding its operation of medical devices with the competent government authorities.

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

On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with other PRC governmental authorities, promulgated the Measures for Cybersecurity Review, or the Cybersecurity Measures. Pursuant to the Cybersecurity Measures, the purchase of network products and services of a critical information infrastructure operator and data processing activities of an online platform operator that affect or may affect national security shall be subject to the cybersecurity review. Alternatively, relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine any network products and services, and data processing activities affect or may affect national security. On September 30, 2021, the State Council published the Regulations on the Administration of Cyber Data Security, or the Draft Cyber Data Regulations, which became effective on January 1, 2025, pursuant to which a “data processor” shall be subject to national security review if it conducts activities that affect or may affect national security.

As at the date of this annual report, we believe we are compliant with the requirements under applicable regulations and policies that have been issued by the CAC to date, on the basis that (i) we have established a comprehensive security system, supported by our risk management system that spans from the individual end users across our entire network, covering our mobile app and mini-programs, data, services, our internal office, and R&D environments. we have established internal rules, policies and protocols covering cybersecurity, data security and personal information protection according to applicable laws and standards, to provide clear guidance on the safeguards of our network, the business data and personal information originated, collected and processed by us during our operation and govern how we may access and use such data, (ii) we have adopted organizational and technical measures to ensure the security of such data against unauthorized access, disclosure, leakage, or tempering, (iii) we have established internal management bodies responsible for information security, data security and personal information protection respectively in accordance with the requirements of applicable laws and regulations and have appointed persons in charge of those matters, (iv) we have not been subject to any fines or other penalties due to non-compliance with data privacy and security laws or regulations; and (v) we maintain good communication and interaction with the relevant regulators in this regard.

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

In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the State Administration for Industry and Commerce, respectively. Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued the Notice on Anti-Monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s provincial branches for anti-monopoly enforcement within their respective jurisdictions, and further issued the Anti-Monopoly Compliance Guideline for Operators on September 11, 2020 and was amended on April 25, 2024, which applies to operators under the Anti-Monopoly Law for establishing an anti-monopoly compliance management system and preventing anti-monopoly compliance risks.

On March 10, 2023, the SAMR issued the Regulations on Prohibiting the Acts of Abuse of Dominant Market Positions, which took effect on April 15, 2023, to further prevent and prohibit the abuse of dominant market positions. On February 7, 2021, Anti-monopoly Commission of the State Council issued an Anti-Monopoly Guide for the Platform Economy Sector, or the Guide. The Guide provides operational standards and guidelines to be applied in identifying certain monopolistic acts of internet platforms which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products.

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

In addition, the Regulations on the Protection of Rights to Information Network Communication, which was promulgated by the State Council on May 18, 2006 and amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers. According to the Computer Software Protection Regulations last amended on January 30, 2013 and became effective on March 1, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on the software they develop, regardless of whether the software has been released publicly. Software copyright commences from the date on which the development of the software is completed. A software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council. A registration certificate issued by the software registration institution is a preliminary proof of the registered items. The protection period for software copyright of a legal person or other organization shall be fifty years, concluding on December 31 of the fiftieth year after the software’s initial release.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign invested enterprise, or an FIE, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that the registered capital of an FIE settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within mainland China. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of an FIE settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not, in any case, be used to repay Renminbi loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date, and was partially amended on December 30, 2019 and March 23, 2023, respectively. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which took effect on the same date. Pursuant to SAFE Circular 16, FIEs (excluding financial institutions) may go through foreign exchange settlement formalities for their foreign debts at their discretion. Violations of such SAFE circulars could result in severe monetary or other penalties. On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which was partially amended on December 4, 2023, pursuant to which FIEs whose approved business scope does not include equity investments are allowed to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in mainland China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which was further amended in May 2015, October 2018 and December 2019, respectively. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which was further revised in 2015, 2018 and 2019, specifying that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

Under the Circular of the State Administration of Taxation on Issues Concerning Individual Income Tax in Relation to Equity Incentives promulgated and became effective on August 24, 2009 by the SAT, listed companies and their domestic organizations will, according to the individual income tax calculation methods for “wage and salary income” and stock option income, lawfully withhold and pay individual income tax on such income.

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

The following is a list of our principal subsidiaries as of December 31, 2024:

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

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of December 31, 2024:

D. Property, Plant and Equipment

Our principal place of business is located in Shanghai, mainland China. As of December 31, 2024, we lease more than 1,100 properties including our offices and all of our regional processing centers and frontline fulfillment stations in 25 cities in mainland China. These leases vary in duration from two to four years.

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

A.
Operating Results

Overview

We are a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

Since our initial entry into Shanghai in May 2017, we have successfully expanded our business to many cities across mainland China. Demonstrating our ability to leverage our core capabilities and replicate our success in new markets. Starting from the third quarter of 2021, we strategically shifted our focus to “efficiency first with due consideration of scale”, aiming to achieve profitability to maximize our investors’ interests in us. Ever since our strategic shift, we have been focusing on further strengthening our product competitiveness while optimizing our fulfillment network, so as to increase user stickiness and secure their loyalty with us. After the high base effect during 2022 when more Covid infections drove a surge in order volumes, we strategically withdrew from some cities with immaterial GMV contribution historically but required substantial investment and time to build up a strong market presence and achieve economy of scale in 2023. We also observed the impact of declining consumer prices for certain commodities, such as pork and vegetables, throughout 2023. However, GMV and other financial and operating data rebounded in 2024, which is mainly due to the rapidly increasing user scale and penetration, improved user conversion rates, and higher user ARPU in existing regions. From another angle, regarding regional performance, Jiangsu, Zhejiang, and Shanghai continued to show relatively rapid growth, serving as the primary drivers of our overall expansion. In addition, we accelerated the development of our frontline fulfillment station network in these key regions. By the end of 2024, we had opened a total of 130 new frontline fulfillment stations throughout the year, which also boosted the GMV growth. Our focus on operational efficiency, along with our commitment to scalability, has proven instrumental in strengthening our user base and driving higher levels of customer engagement. As such, we believe that this will enhance our operating efficiency and cost-effectiveness in the longer term.

Our total revenues has decreased from RMB24,221.2 million in 2022 to RMB19,971.2 million in 2023 and increased to RMB23,066.3 million (US$3,160.1 million) in 2024. We have recorded positive year-over-year revenue growth for four straight quarters in 2024. Our total GMV has decreased from RMB26,247.9 million in 2022 to RMB21,969.3 million in 2023, and increased to RMB25,557.4 million (US$3,501.4 million) in 2024. We narrowed our net loss with RMB806.9 million and RMB91.3 million in 2022 and 2023 with net loss margin of 3.3%, and 0.5%, respectively, and recorded a full year net income of RMB304.4 million (US$41.7 million) in 2024 with net income margin of 1.3%. In addition, we have achieved non-GAAP profitability for nine consecutive quarters. We recorded non-GAAP net loss of RMB571.0 million in 2022, and non-GAAP net income of RMB45.4 million, and RMB422.9 million (US$57.9 million) in 2023 and 2024, respectively, and our non-GAAP net loss margin was 2.4% in 2022, and non-GAAP net profit margin was 0.2%, and 1.8%, in 2023 and 2024, respectively.

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

Specific Factors Affecting Our Results of Operations

While our business is influenced by the general factors set forth above, our results of operations are also more directly affected by specific factors relating to our business, including:

Our ability to further enhance product competitiveness to efficiently drive average order value

Product competitiveness is a fundamental driver of our business growth. Our ability to continually introduce compelling and quality new products and refine our current product offering drives the growth of our average order value. Our average order value was RMB74.5, RMB72.1 and RMB71.4 in 2022, 2023, and 2024, respectively. The slight decrease in 2024 was primarily due to the impact of declining consumer prices for certain commodities.

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

Our ability to manage our costs and expenses

Our results of operations are directly affected by our ability to further increase our business scale, realize economies of scale in our costs and expenses and further improve our operating efficiency. Cost of goods sold and fulfillment expenses are the two largest components of our costs and expenses, representing 69.1% and 25.2%, respectively, of our revenues in 2022, 69.3% and 23.5%, respectively, of our revenues in 2023, 69.9% and 22.0%, respectively, of our revenues in 2024. As we further enhance our product competitiveness, improve our operating efficiency and our business further grows in scale, we expect to further optimize our costs of goods sold and fulfillment expense structures and operating efficiency, benefiting our cash flow with favorable mix of trade payables, trade receivables and receivable turnover days.

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

Our ability to improve our sourcing capabilities

Our results of operations are also affected by our ability to improve our sourcing capabilities and optimize products offerings on Dingdong Fresh. Direct source procurement assures us a stable and diverse supply of high quality products, while continuously strengthen our bargaining power and reducing procurement costs. In 2024, we sourced a cumulative total of over 16,000 SKUs, including fresh groceries, prepared food and other food products from approximately 1,600 suppliers. In particular, direct source procurement of fresh groceries, where directly sourcing from cooperatives and farms, accounted for over 85% of total fresh groceries procurement costs in the same period. Additionally, we carefully chose reliable farms to implement order-based production, where we determine the selection and quantity of products to procure based on project demand. We plan to further enhance our upstream procurement and direct sourcing capabilities as we deepen our relationships with our suppliers. In addition, to improve supply chain efficiency, we will continue to empower our upstream farms and suppliers and our own supply chain management through further enhancing digitalization and promoting standardization, and ensure end-to-end quality control over products on Dingdong Fresh. Our ability to improve our sourcing capabilities will also let us offer a wider variety of products on Dingdong Fresh, which will increase our total revenues while help us maintain an efficient cost structure.

Our ability to effectively invest in our fulfillment infrastructure and technology

Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology to cost-effectively meet the demands of our anticipated growth. As of December 31, 2024, we operated in 25 cities in mainland China, with a self-operated grid of over 40 regional processing centers and more than 1,000 frontline fulfillment stations on our leased properties. We plan to continue our investment in core technology areas such as AI, big data and algorithm optimization to strengthen our existing technical advantages to support the proper functions of our fulfillment infrastructure. We expect these technology initiatives to provide innovative features, solutions and services to our users and suppliers, while increasing our operational efficiency. Our ability to effectively invest in our fulfillment infrastructure and technology may decrease our fulfillment expenses as a percentage of our total revenues in the long run, but require upfront capital investments and expenditures in the short run, both of which would affect our operating costs and expenses.

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

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Product revenues	23,939,480	19,721,428	22,743,113	3,115,794
Service revenues	281,753	249,791	323,141	44,270
Total revenues	24,221,233	19,971,219	23,066,254	3,160,064
Operating costs and expenses:
Cost of goods sold	(16,735,643)	(13,847,949)	(16,120,363)	(2,208,481)
Fulfilment expenses	(6,114,851)	(4,700,879)	(5,076,530)	(695,482)
Sales and marketing expenses	(541,124)	(392,834)	(523,088)	(71,663)
Product development expenses	(1,003,225)	(802,890)	(799,969)	(109,595)
General and administrative expenses	(578,590)	(359,096)	(424,376)	(58,139)
Total operating costs and expenses	(24,973,433)	(20,103,648)	(22,944,326)	(3,143,360)
Other operating (loss)/income, net	(47,526)	2,307	92,625	12,690
(Loss)/income from operations	(799,726)	(130,122)	214,553	29,394
Interest income	93,035	157,486	154,430	21,157
Interest expenses	(133,714)	(98,954)	(47,298)	(6,480)
Other income/(expenses), net	40,264	(269)	(1,270)	(174)
(Loss)/income before income tax	(800,141)	(71,859)	320,415	43,897
Income tax expenses	(6,742)	(19,420)	(16,016)	(2,195)
Net (loss)/income	(806,883)	(91,279)	304,399	41,702

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

The following tables present a reconciliation of net loss to non-GAAP net loss for the periods presented:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(806,883)	(91,279)	304,399	41,702
Add: share-based compensation expenses	235,876	136,646	118,490	16,233
Non-GAAP net (loss)/income	(571,007)	45,367	422,889	57,935

	For the year ended December 31,
	2022	2023	2024
Net (loss)/income margin	(3.3)%	(0.5)%	1.3%
Add: share-based compensation expenses	1.0%	0.7%	0.5%
Non-GAAP net (loss)/profit margin	(2.4)%	0.2%	1.8%

Key Components of Results of Operations

Revenues

Revenues consist of (i) product revenues and (ii) service revenues. The following table sets forth a breakdown of our revenues by type in absolute amounts for the periods indicated:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Product revenues	23,939,480	19,721,428	22,743,113	3,115,794
Service revenues	281,753	249,791	323,141	44,270
Total revenues	24,221,233	19,971,219	23,066,254	3,160,064

We generate product revenues from sale of products on Dingdong Fresh, accounting for significantly all of our revenues in 2022, 2023 and 2024. We also generate a small amount of service revenues primarily from Dingdong membership fees paid by our members.

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

	For the years ended December 31
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Operating costs and expenses:
Cost of goods sold	16,735,643	69.1%	13,847,949	69.3%	16,120,363	2,208,481	69.9%
Fulfilment expenses	6,114,851	25.2%	4,700,879	23.5%	5,076,530	695,482	22.0%
Sales and marketing expenses	541,124	2.2%	392,834	2.0%	523,088	71,663	2.3%
Product development expenses	1,003,225	4.1%	802,890	4.0%	799,969	109,595	3.5%
General and administrative expenses	578,590	2.5%	359,096	1.9%	424,376	58,139	1.8%
Total operating costs and expenses	24,973,433	103.1%	20,103,648	100.7%	22,944,326	3,143,360	99.5%

Costs of goods sold. Costs of goods sold primarily consists of procurement costs of finished goods and material procurement costs, labor costs and processing costs for fresh groceries and private label products.

Fulfillment expenses. Fulfillment expenses consist primarily of (i) outsourcing expenses charged by third-party labor service companies for provision of delivery riders and workers at our regional processing centers and frontline fulfillment stations, (ii) warehouse leasing of regional processing centers and frontline fulfillment stations and (iii) logistics expenses charged by third-party couriers. Outsourcing expenses amounted to RMB3,382.1 million, RMB2,603.5 million and RMB2,982.1 million (US$408.5 million) in 2022, 2023 and 2024, representing 55.3%, 55.4% and 58.7% of total fulfillment expenses, respectively. We expect our fulfillment expenses to decrease as a percentage of our revenues in the near future, as we further improve our operating efficiencies.

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

Enterprises that qualify as SSE are eligible for a preferential enterprise income tax rate of 20%. A number of our PRC operating subsidiaries are qualified as SSE and thus entitled to enjoy a preferential tax rate of 20% in 2022, 2023 and 2024.

Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, normally a 10% withholding tax is levied on dividends declared to foreign investors from mainland China.

We incurred income tax expenses of RMB6.7 million, RMB19.4 million and RMB16.0 million (US$2.2 million) for the years ended December 31, 2022, 2023 and 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues increased from RMB19,971.2 million in 2023 to RMB23,066.3 million (US$3,160.1 million) in 2024.

Product revenues. Product revenues increased from RMB19,721.4 million in 2023 to RMB22,743.1 million (US$3,115.8 million) in 2024, primarily attributed to the increased numbers of transacting users, improved user conversion rates, higher user ARPU, increased frequency of monthly purchases and expanding our station network in Jiangsu, Zhejiang, and Shanghai this year.

Service revenues. Service revenues increased from RMB249.8 million in 2023 to RMB323.1 million (US$44.3 million) in 2024, primarily driven by the increase of customers subscribing to our membership program.

Operating costs and expenses

Cost of goods sold. Our cost of goods sold increased by 16.4% from RMB13,847.9 million in 2023 to RMB16,120.4 million (US$2,208.5 million) in 2024. Cost of goods sold as a percentage of revenues increased slightly from 69.3% in 2023 to 69.9% in 2024.

Fulfillment expenses. Our fulfillment expenses increased by 8.0% from RMB4,700.9 million in 2023 to RMB5,076.5 million (US$695.5 million) in 2024, primarily due to an increase of RMB378.6 million in outsourcing expenses. Fulfillment expenses as a percentage of revenues slightly decreased from 23.5% in 2023 to 22.0% in 2024, primarily due to the increased order volume which boosted operational efficiency and was driven by the improved efficiency of regional processing centers.

Sales and marketing expenses. Our sales and marketing expenses increased by 33.2% from RMB392.8 million in 2023 to RMB523.1 million (US$71.7 million) in 2024, primarily due to an increase of RMB62.2 million in spending on sales and marketing activities and RMB48.2 million in staff costs.

Product development expenses. Our product development expenses decreased by 0.4% from RMB802.9 million in 2023 to RMB800.0 million (US$109.6 million) in 2024. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure, to further enhance our competitiveness.

General and administrative expenses. Our general and administrative expenses increased by 18.2% from RMB359.1 million in 2023 to RMB424.4 million (US$58.1 million) in 2024, mainly due to an increase of RMB29.8 million in staff costs and RMB17.6 million in professional service fees.

Other operating (loss)/income, net

Our other operating income, net was RMB92.6 million (US$12.7 million) in 2024, compared with RMB2.3 million in 2023, mainly due to (i) an increase of RMB42.9 million in government subsidies, and (ii) a decrease of RMB17.5 million in compensation or penalties paid for early termination of contracts.

(Loss)/income from operations

As a result of the foregoing, we had income from operations of RMB214.6 million (US$29.4 million) in 2024, compared to loss from operations of RMB130.1 million in 2023.

Interest income

Our interest income decreased by 2.0% from RMB157.5 million in 2023 to RMB154.4 million (US$21.2 million) in 2024. We have been continuously optimizing the efficiency of our capital utilization and financing structure. While proactively reducing short-term borrowings, the cash and cash equivalents as well as short-term investments have correspondingly decreased, which resulted in a decline in interest income.

Interest expenses

Our interest expenses decreased by 52.2% from RMB99.0 million in 2023 to RMB47.3 million (US$6.5 million) in 2024, primarily due to less reversed factoring and short-term borrowings.

(Loss)/income before income tax

Primarily as a result of the foregoing, our income before income tax was RMB320.4 million (US$43.9 million) in 2024, compared to loss before income tax of RMB71.9 million in 2023.

Income tax expenses

As compared to RMB19.4 million income tax expenses we incurred in 2023, we incurred income tax expenses of RMB16.0 million (US$2.2 million) in 2024. Our income tax expenses in 2024 was due to taxable profit generated in the same period.

Net (loss)/income

As a result of the foregoing, our net income was RMB304.4 million (US$41.7 million) in 2024, compared to the net loss of RMB91.3 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased from RMB24,221.2 million in 2022 to RMB19,971.2 million in 2023.

Product revenues. Product revenues decreased from RMB23,939.5 million in 2022 to RMB19,721.4 million in 2023, primarily due to the high base effect during 2022 when more Covid infections drove a surge in order volumes, withdrawal from a number of cities and stations in 2023 and impact of declining consumer prices for certain commodities, such as pork and vegetables, throughout 2023.

Service revenues. Service revenues decreased from RMB281.8 million in 2022 to RMB249.8 million in 2023, primarily due to a decrease in membership fees because of the high base effect during 2022 when more Covid infections drove a surge in order volumes.

Operating costs and expenses

Cost of goods sold. Our cost of goods sold decreased by 17.3% from RMB16,735.6 million in 2022 to RMB13,847.9 million in 2023. Cost of goods sold as a percentage of revenues increased a little from 69.1% in 2022 to 69.3% in 2023.

Fulfillment expenses. Our fulfillment expenses decreased by 23.1% from RMB6,114.9 million in 2022 to RMB4,700.9 million in 2023, primarily due to a decrease of RMB778.6 million in outsourcing expenses and RMB224.9 million in rental expenses and utilities. Fulfillment expenses as a percentage of revenues decreased from 25.2% in 2022 to 23.5% in 2023, primarily driven by the improved efficiency of regional processing centers and also the frontline employees.

Sales and marketing expenses. Our sales and marketing expenses decreased by 27.4% from RMB541.1 million in 2022 to RMB392.8 million in 2023, primarily due to a decrease of RMB149.3 million in spending on advertising activities to acquire new users, as a result of our strengthened brand awareness among users and our focus on efficiency enhancements.

Product development expenses. Our product development expenses decreased by 20.0% from RMB1,003.2 million in 2022 to RMB802.9 million in 2023, primarily due to our improved R&D human resources efficiency. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure, to further enhance our competitiveness.

General and administrative expenses. Our general and administrative expenses decreased by 37.9% from RMB578.6 million in 2022 to RMB359.1 million in 2023, mainly due to a decrease of RMB64.1 million in professional service fees and RMB32.8 million in share-based compensation expenses.

Other operating (loss)/income, net

Our other operating income, net was RMB2.3 million in 2023, compared with other operating loss, net of RMB47.5 million in 2022, mainly due to (i) a decrease of RMB26.2 million in loss from disposal of property and equipment, and (ii) a decrease of RMB11.0 million in compensation or penalties paid for early termination of contracts.

Loss from operations

As a result of the foregoing, we had loss from operations of RMB130.1 million in 2023, compared to RMB799.7 million in 2022.

Interest income

Our interest income increased by 69.3% from RMB93.0 million in 2022 to RMB157.5 million in 2023, primarily due to the increase in interest rate of time deposits.

Interest expenses

Our interest expenses decreased by 26.0% from RMB133.7 million in 2022 to RMB99.0 million in 2023, primarily due to less reversed factoring and short-term borrowings.

Loss before income tax

Primarily as a result of the foregoing, our loss before income tax was RMB800.1 million and RMB71.9 million in 2022 and 2023, respectively.

Income tax expenses

As compared to RMB6.7 million income tax expenses we incurred in 2022, we incurred income tax expenses of RMB19.4 million in 2023. Our income tax expenses in 2023 was due to taxable profit generated in the same period.

Net loss

As a result of the foregoing, our net loss was RMB806.9 million and RMB91.3 million in 2022 and 2023, respectively.

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

Impairment of long-lived assets

We evaluate the recoverability of our long-lived assets, including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. For purposes of assessing recoverability, we identified a single geographical region that is serviced by various regional processing centers and frontline fulfillment stations to be the lowest level of independent cash flows. A long-lived asset group is not recoverable if the carrying value is higher than the undiscounted future cash flows expected to result from their use. Impairment losses are measured based on the excess of the asset group’s carrying amount over its fair value and reduces the carrying amount of the long-lived assets in the asset group on a pro rata basis using the relative carrying amounts of those assets. The adjusted carrying amounts after an impairment charge represent the new cost basis and is depreciated over their remaining useful lives. No impairment losses were recognized for the years ended December 31, 2022, 2023 and 2024.

In determining the fair value of our long-lived asset groups, we consider the highest and best use of their long-lived assets from a market participants’ perspective, which is determined to be the higher of the discounted future cash flows from operating the long-lived asset groups and the price market participants would pay to sub-lease the operating lease right-of-use assets, even if that use differs from our current or intended use of the asset group. We estimate the fair value of our long-lived asset groups with the assistance of an independent third-party valuation firm.

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

We perform sensitivity analyses over the estimates of market rental rates on the operating lease right-use assets based on the price that market participants would pay to sub-lease.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere in this annual report.

B.
Liquidity and Capital Resources

To date, we have financed our capital requirements primarily through cash generated by historical equity and debt financing activities and capital contributions from our shareholders. We had cash and cash equivalents, restricted cash and short-term investments of RMB6,495.7 million, RMB5,309.7 million and RMB4,452.2 million (US$609.9 million) as of December 31, 2022, 2023 and 2024, respectively. We are continuously improving the efficiency of capital use and our financing structure. After deducting the balance of short-term borrowings, the actual balance of our own funds was RMB2,257.7 million, RMB2,009.5 million and RMB2,845.9 million (US$389.9 million) as of December 31, 2022, 2023 and 2024, respectively.

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

As of December 31, 2024, substantially all of our cash and cash equivalents were held in mainland China and substantially all were denominated in Renminbi and U.S. dollars. As of December 31, 2024, 99.98% of our cash and cash equivalents were held by our subsidiaries.

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

Cash Flow Summary

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from/(used in) operating activities	87,366	(234,606)	929,027	127,276
Net cash (used in)/generated from investing activities	(47,127)	519,329	475,500	65,143
Net cash generated from/(used in) financing activities	1,112,383	(934,424)	(1,723,923)	(236,177)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	35,896	456	(94)	(12)
Net increase/(decrease) in cash and cash equivalents and restricted cash	1,188,518	(649,245)	(319,490)	(43,770)
Cash and cash equivalents and restricted cash at the beginning of the year	670,432	1,858,950	1,209,705	165,729
Cash and cash equivalents and restricted cash at the end of the year	1,858,950	1,209,705	890,215	121,959

Operating activities

For the year ended December 31, 2024, net cash generated from operating activities was RMB929.0 million (US$127.3 million), which was primarily attributable to (i) net income of RMB304.4 million (US$41.7 million), as adjusted by non-cash items, which primarily comprised (a) share-based compensation expenses of RMB118.5 million (US$16.2 million), (b) depreciation and amortization expenses of RMB114.6 million (US$15.7 million), (c) Non-cash operating lease expense to reduce operating lease right-of-use assets of RMB717.1 million (US$98.2 million), and (ii) changes in operating assets and liabilities, was primarily the result of (a) an increase of RMB238.3 million (US$32.6 million) in accounts payable, (b) an increase of RMB95.0 million (US$13.0 million) in accrued expenses and other current liabilities, and (c) an increase of RMB84.1 million (US$11.5 million) in salary and welfare payable, partially offset by (d) a decrease of RMB721.0 million (US$98.8 million) in operating lease liabilities, and(e) an increase of RMB81.7 million (US$11.2 million) in inventories.

For the year ended December 31, 2023, net cash outflow of operating activities was RMB234.6 million, which was primarily attributable to (i) net loss of RMB91.3 million, as adjusted by non-cash items, which primarily comprised (a) share-based compensation expenses of RMB136.6 million, (b) depreciation and amortization expenses of RMB155.0 million, (c) Non-cash operating lease expense to reduce operating lease right-of-use assets of RMB790.0 million, and (ii) changes in operating assets and liabilities, was primarily the result of (a) a decrease of RMB464.5 million in accounts payable, (b) a decrease of RMB800.0 million in operating lease liabilities, (c) a decrease of RMB135.4 million in accrued expenses and other current liabilities, and (d) a decrease of RMB96.0 million in salary and welfare payable, partially offset by (e) a decrease of RMB133.0 million in inventories.

For the year ended December 31, 2022, net cash generated from operating activities was RMB87.4 million, which was primarily attributable to (i) net loss of RMB806.9 million, as adjusted by non-cash items, which primarily comprised (a) share-based compensation expenses of RMB235.9 million and (b) depreciation and amortization expenses of RMB204.2 million, (c) Non-cash operating lease expense to reduce operating lease right-of-use assets of RMB924.8 million, and (ii) changes in operating assets and liabilities, was primarily the result of (a) a decrease of RMB292.3 million in prepayments and other current assets, (b) an increase of RMB152.6 million in accrued expenses and other current liabilities, and (c) an increase of RMB84.4 million in salary and welfare payable, partially offset by (d) a decrease of RMB946.4 million in operating lease liabilities, (e) a decrease of RMB171.9 million in accounts payable, and (f) an increase of RMB67.4 million in inventories.

Investing activities

For the year ended December 31, 2024, net cash inflow of investing activities was RMB475.5 million (US$65.1 million), which was primarily attributable to (i) maturities from short-term investments of RMB6,272.7 million (US$859.4 million), partially offset by (ii) purchases of short-term investments of RMB5,704.1 million (US$781.5 million), (iii) purchase of property and equipment of RMB98.2 million (US$13.5 million).

For the year ended December 31, 2023, net cash inflow of investing activities was RMB519.3 million, which was primarily attributable to (i) maturities from short-term investments of RMB8,734.8 million, partially offset by (ii) purchases of short-term investments of RMB8,167.4 million, (iii) purchase of property and equipment of RMB83.3 million.

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

Financing activities

For the year ended December 31, 2024, net cash used in financing activities was RMB1,723.9 million (US$236.2 million), which primarily comprised of (i) repayment of short-term borrowings of RMB10,089.3 million (US$1,382.2 million), partially offset by (ii) proceeds from short-term borrowings of RMB8,395.4 million (US$1,150.2 million).

For the year ended December 31, 2023, net cash used in financing activities was RMB934.4 million, which primarily comprised of (i) repayment of short-term borrowings of RMB12,824.3 million partially offset by (ii) proceeds from short-term borrowings of RMB11,886.6 million.

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

Capital expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment. Our total capital expenditures were RMB126.9 million, RMB83.3 million and RMB98.2 million (US$13.5 million) in 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to enhance our supply chain and product capability and meet the expected growth of our business.

Contractual Obligations

The following table sets forth our material contractual obligations as of December 31, 2024.

	Payment Due by Period
	Total	2025	2026	2027	2028	2029 and thereafter
	(RMB in thousands)
Operating lease commitments	1,599,462	729,015	414,291	226,966	142,138	87,052
Cloud service purchase commitment	30,000	30,000	—	—	—	—
Total	1,629,462	759,015	414,291	226,966	142,138	87,052

Other than as shown above, we did not have any material capital and other commitments, long-term obligations, guarantees or other reasonably likely material cash requirements (even if not contractual and not recognized as liabilities) as of December 31, 2024.

Holding Company Structure

Dingdong (Cayman) Limited is not a Chinese operating company, but a Cayman Islands holding company with no material operations of its own. We mainly conduct our operations through our PRC subsidiaries. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of Dingdong (Cayman) Limited or our subsidiaries to transfer cash or assets. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under relevant PRC law, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Under PRC laws, Dingdong (Cayman) Limited may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2022, 2023 and 2024, the aggregate amount of capital contribution by Dingdong (Cayman) Limited and our intermediate holding companies to our PRC subsidiaries were RMB3,889.9 million, RMB12.3 million and nil, respectively. For the years ended December 31, 2022, 2023 and 2024, the Cayman Islands holding company and our intermediary holding companies provided loans of RMB539.1 million, RMB16.6 million and RMB0.1 million (US$0.0 million), respectively, to our PRC subsidiaries, and received loan repayments of RMB3,279.0 million, nil and nil, respectively.

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “Consolidated Financial Statements” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China—Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.” For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to Dingdong (Cayman) Limited by our PRC subsidiaries.

C.
Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.
Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates.”

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Changlin Liang	53	Founder, Director and Chief Executive Officer
Song Wang	42	Director and Chief Financial Officer
Yi Ding	39	Director and Chief Operating Officer
Eric Chi Zhang	50	Director
Ed Yiu Cheong Chan	63	Independent Director
Philip Wai Lap Leung	66	Independent Director
Xu Jiang	53	Chief Technology Officer
Zhijian Xu	54	Chief Merchandising Officer

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

Ed Yiu Cheong Chan has served as our independent director since August 2024. Mr. Chan worked in numerous leading retail companies. Mr. Chan is currently a non-executive director of Treasury Wine Estates Limited (ASX: TWE), and a board advisor of Lee Kum Kee Group and its subsidiary Infinitus. Mr. Chan was previously an independent non-executive director of Link Real Estate Investment Trust (HKEX: 0823), an executive director and the vice chairman of C.P. Lotus Corporation (HKEX: 0121), a vice chairman of Charoen Pokphand Group Company Limited, an operating partner of SoftBank Investment Advisers and an independent non-executive director of Yum China Holdings, Inc. (NYSE: YUMC and HKEX: 9987). In addition, he was a partner of Gaorong Capital from July 2020 to June 2022, the president and chief executive officer of Walmart China from November 2006 to October 2011, and he held senior positions with the Dairy Farm Group from November 2001 to November 2006. Mr. Chan also led Bertelsmann Music Group business in Greater China. Mr. Chan began his career as a consultant with McKinsey & Co working in both Hong Kong and the United States. He obtained a bachelor degree from The University of Chicago and a master degree from the Sloan School of Management, Massachusetts Institute of Technology.

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

B.
Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB22.01 million (US$3.02 million) in cash to our executive officers, and we paid an aggregate remuneration and allowances of approximately US$187,500 in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The following table summarizes, as of December 31, 2024, the options granted under the Second Amended and Restated 2020 Share Incentive Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Weight Average Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Changlin Liang	—	—	—	—
Song Wang	*	0.00	7/1/2023	6/30/2033
			10/1/2023	9/30/2033
			6/30/2024	6/30/2034
Yi Ding	*	0.55	2015/6/30	2025/6/29
			2016/6/30	2026/6/29
			2018/6/30	2028/6/29
			2020/10/31	2030/10/30
			2021/9/30	2031/9/29
			2022/7/1	2032/6/30
			2022/10/1	2032/9/30
			2022/10/31	2032/10/30
			2023/7/1	2033/6/30
			6/30/2024	6/30/2034
Eric Chi Zhang	—	—	—	—
Ed Yiu Cheong Chan	—	—	—	—
Philip Wai Lap Leung	*	2.33	2021/12/31	2031/12/30
Xu Jiang	*	0.74	2021/4/20	2031/4/19
			2021/9/30	2031/9/29
			2022/7/1	2032/6/30
			2022/10/1	2032/9/30
			2023/7/1	2033/6/30
			6/30/2024	6/30/2034
Zhijian Xu	*	0.93	2019/6/30	2029/6/29
			2020/10/31	2030/10/30
			2021/1/1	2030/12/31
			2021/9/30	2031/9/29
			2022/7/1	2032/6/30
			2022/10/1	2032/9/30
			2022/10/31	2032/10/30
			2023/7/1	2033/6/30
			6/30/2024	6/30/2034
All directors and executive officers as a group	5,449,658

Note:

* Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

2025 Employee Stock Ownership Plan

In August 2024, our board of directors has approved the establishment of 2025 Employee Stock Ownership Plan (the “2025 Plan”), which shall be held by ESOP Platforms. The maximum aggregate number of Class A ordinary shares available for issuance under the 2025 Plan is 10,630,248 shares of the Company. The 2025 Plan shall be implemented within 29 months before December 31, 2026.

The principal terms of the 2025 Plan are substantially the same as those of the Second A&R Plan.

As of December 31, 2024, other employees as a group held awards to purchase 24,883,878 ordinary shares of our company, with an average weighted exercise price of US$1.13 per share.

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

Audit Committee. Our audit committee consists of Philip Wai Lap Leung and Ed Yiu Cheong Chan. Philip Wai Lap Leung is the chairman of our audit committee. We have determined that each of Philip Wai Lap Leung and Ed Yiu Cheong Chan satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Philip Wai Lap Leung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Philip Wai Lap Leung, Changlin Liang and Ed Yiu Cheong Chan. Ed Yiu Cheong Chan is the chairman of our compensation committee. We have determined that each of Philip Wai Lap Leung and Ed Yiu Cheong Chan satisfies the independence requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Changlin Liang, Philip Wai Lap Leung and Ed Yiu Cheong Chan. Changlin Liang is the chairman of our nominating and corporate governance committee. We have determined that each of Philip Wai Lap Leung and Ed Yiu Cheong Chan satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.
Employees

We had 3,120 full-time employees as of December 31, 2024 nearly all of whom were based in mainland China, primarily at our headquarters in Shanghai, mainland China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

Function	Number of Employees	Percentage
Product development	1,241	39.8%
Fulfillment	1,099	35.2%
General and administrative	443	14.2%
Sales and marketing	337	10.8%
Total	3,120	100%

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of December 31, 2024, by:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations of percentage of beneficial ownership in the table below are based on 354,341,528 ordinary shares on an as-converted basis outstanding as of December 31, 2024, and 299,797,728 Class A ordinary shares and 54,543,800 Class B ordinary shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from December 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†
Directors and Executive Officers*:
Changlin Liang(1)	37,451,764	54,543,800	26.0%
Song Wang	*	—	*
Yi Ding	*	—	*
Eric Chi Zhang	—	—	—
Philip Wai Lap Leung	*	—	*
Ed Yiu Cheong Chan	*	—	*
Xu Jiang	*	—	*
Zhijian Xu	*	—	*
Hongli Gong	*	—	*
All Directors and Executive Officers as a Group	39,809,236	54,543,800	26.6%
Principal Shareholders:
DDL Group Limited(2)	—	54,543,800	15.4%
EatBetter Holding Limited(3)	26,722,651	—	7.5%
General Atlantic Singapore DD Pte. Ltd.(4)	19,514,350	—	5.5%
SVF II Cortex Subco (DE) LLC(5)	20,906,600	—	5.9%
CTG Evergreen Investment C Limited(6)	17,819,000	—	5.0%
HSG HOLDING LIMITED	16,711,749	—	4.7%

* This person beneficially owns less than 1% of our outstanding ordinary shares.

† Except as otherwise indicated below, the business address of our directors and executive officers is 12th Floor, Building T4, Zhangjiang Science Gate, Lane 188 Yuren Road, Pudong New Area, Shanghai, 201210, People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days of December 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. The total number of ordinary shares outstanding as of December 31, 2024 is 354,341,528.

(1)
Represents (i) 54,543,800 Class B ordinary shares directly held by DDL Group Limited that may be deemed to be beneficially owned by Mr. Changlin Liang, (ii) 10,328,321 Class A ordinary shares directly held by 4DDL Holding Limited, that may be deemed to be beneficially owned by Mr. Changlin Liang, as the sole shareholder of 4DDL Holding Limited, (iii) 26,722,651 Class A ordinary shares directly held by EatBetter Holding Limited, that may be deemed to be beneficially owned by Mr. Changlin Liang who has the sole dispositive power and sole voting power over shares held by EatBetter Holding Limited, that may be deemed to be beneficially owned by Changlin. Liang, and (iv) 400,793 Class A ordinary shares directly held by Mr. Changlin Liang in the form of 267,195 ADSs. DDL Group Limited is a British Virgin Islands business company limited by shares beneficially owned by Mr. Changlin Liang. DDL Group Limited is ultimately held by LX Family Trust, a trust established under the laws of British Virgin Islands and managed by TMF (Cayman) Ltd., as the trustee. Under the terms of this trust, Mr. Changlin Liang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by DDL Group Limited in our company. 4DDL Holding Limited is a company incorporated in the British Virgin Islands and is wholly owned by Mr. Changlin Liang. EatBetter Holding Limited is a company incorporated in the British Virgin Islands, which holds ordinary shares allocated to award our employees under our A&R 2020 Plan. Mr. Changlin Liang has sole dispositive and sole voting power over shares held by EatBetter Holding Limited. The registered office of DDL Group Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tort, British Virgin Islands. The registered address of 4DDL Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The registered address of EatBetter Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
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
(4)
Represents 19,514,350 Class A ordinary shares held by General Atlantic Singapore DD Pte. Ltd. (“GAS DD”). GAS DD is wholly owned by General Atlantic Singapore Fund Pte. Ltd. (“GASF”). The sole shareholder of GASF is General Atlantic Singapore Interholdco Ltd. (“GASF Interholdco”). The shareholders of GASF Interholdco that share beneficial ownership of the shares held of record by GAS DD are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”), General Atlantic Partners (Lux) SCSp (“GAP Lux”), GAP Coinvestments III, LLC (“GAPCO III”), GAPCO Coinvestments IV, LLC (“GAPCO IV”), GAPCO Coinvestments V, LLC (“GAPCO V”) and GAP Coinvestments CDA, L.P. (“GAPCO CDA”). The general partner of GAP Lux is General Atlantic GenPar, (Lux) ScSp (“GA GenPar Lux”) and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à r.l. (“GA Sarl”). The ultimate general partner of GAP Bermuda EU, GAP Bermuda IV and the sole shareholder of GA Sarl is GAP (Bermuda) L.P. (“GAP Bermuda LP”). GAP Bermuda LP is controlled by the Partnership Committee of GASC MGP, LLC (the “Partnership Committee”). The Partnership Committee is comprised of Senior Managing Directors of General Atlantic. General Atlantic, L.P. (“GA LP”), which is also controlled by the Partnership Committee, is the managing member of GAPCO III, GAPCO IV, GAPCO V and the general partner of GAPCO CDA.
(5)
Represents 19,331,600 Class A ordinary shares and 1,575,000 Class A ordinary shares represented by 1,050,000 ADSs held by SVF II Cortex Subco (DE) LLC (“SVF”). SoftBank Group Corp. (“SoftBank”), which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SB Global Advisers Limited (“SBGA”) has been appointed as manager and is responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments, including as held by SVF. SVF II Aggregator (Jersey) LP is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF.
(6)
Represents 17,819,000 Class A ordinary shares (equals to 11,879,332 ADR) held by CTG Evergreen Investment C Limited based on the information contained in the Schedule 13F filed by the relevant reporting persons with the SEC on January 31, 2025. The registered address of CTG Evergreen Investment C Limited is CCS Trustees Limited of Mandar House, 3rd Floor, Johnson's Ghut, Tortola, British Virgin Islands. CTG Evergreen Investment C Limited is owned by Capital Today Evergreen Fund, L.P., a limited partnership incorporated in the Cayman Islands. The general partner of Capital Today Evergreen Fund, L.P. is Capital Today Evergreen GenPar LTD., a Cayman Islands company, and is controlled by Ms. Xin Xu.

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

Based upon our market capitalization and the nature and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, although there can be no assurance in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot assure you that the IRS, or a court, will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially expose us to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and short-term investments. As of December 31, 2024, we had RMB3,074.8 million (US$421.2 million) of cash, time deposits and wealth management products held by financial institutions in the PRC. We believe that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

Foreign Exchange Risk

Our functional currency is U.S. dollars, and the reporting currency is Renminbi. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The appreciation of the US dollar against the Renminbi was approximately 9.2%, 1.7% and 1.5% in 2022, 2023 and 2024, respectively. Any significant revaluation of Renminbi may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of Renminbi against U.S. dollars would result in foreign currency translation loss when translating the net assets of the Group from U.S. dollars into Renminbi.

Total foreign currency translation income was RMB172.4 million, RMB33.1 million and RMB32.5 million (US$4.4 million) for the year ended December 31, 2022, 2023 and 2024, respectively.

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

For the period from the effective date of the registration statement to December 31, 2024, we have utilized most of the net proceeds from our initial public offering for operations and development of our business. There is no material change in the use of proceeds as described in the registration statement.

We intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statement on Form F-1. None of the net proceeds from the initial public offering have been paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2024. Based upon that evaluation, our management, with the participation of our chief executive officer and chief finance officer, who is responsible for our financial reporting, financial planning and analysis and budgeting, as well as overseeing our accounting and finance teams, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief finance officer, as appropriate, to allow timely decisions regarding required disclosure.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-4 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2024 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

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

	2023		2024
	(in thousands)
Audit fees(1)	US$	1,028	US$	1,000
Audit-related fees(2)	US$	634	US$	493
Tax fees(3)	US$	54	US$	52
All other fees(4)	US$	—	US$	—

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On January 29, 2024, we announced a share repurchase program (the “Share Repurchase Program”), to repurchase up to US$20 million worth of our outstanding ADSs, with each two ADSs represents three Class A ordinary shares, over a period until January 28, 2025. The repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Given the confidence in the Company’s sufficient cash reserves and cash flow, the Company funded the repurchases out of its existing cash balance. The following table sets forth information about our purchases of outstanding ADSs as of January 28, 2025:

				Total Number of	Approximate
Dollar Value of
				ADSs Purchased	ADSs that May
	Total Number of	Average Price		as Part of Publicly	Yet Be Purchased
Period				Announced Plans	Under the
	ADSs Purchased	Paid per ADS(1)		or Programs(2)	Program(2)
January 29, 2024 through January 28, 2025	2,120,276	US$	2.01	2,120,276	US$	—
Total	2,120,276	US$	2.01	2,120,276	US$	—

On March 7, 2025, we announced a new share repurchase program (the “2025 Share Repurchase Program”), to repurchase up to US$20 million worth of our outstanding ADSs, with each two ADSs represents three Class A ordinary shares, over a period until March 5, 2026. As of the date of this annual report, we have not repurchased any outstanding ADSs under the 2025 Share Repurchase Program.

There were no other purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any other affiliated purchaser.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance standards. However, NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance standards. We currently rely on home country practice exemption with respect to the requirement of (i) having the majority of our board of directors composed of independent directors, (ii) having a minimum of three members in our audit committee, (iii) having a written charter of audit committee, (iv) scheduling regular executive sessions in which the non-management directors meet without management participation, (v) having shareholder approval for stock option plans or other equity compensation arrangements, (vi) having a nominating committee composed entirely of independent directors and (vii) having a compensation committee composed entirely of independent directors. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.”

Other than the practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NYSE corporate governance standards.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other disposition of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as Exhibit 11.2 to this annual report.

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

11.2*	Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial and Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial and Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
15.2*	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dingdong (Cayman) Limited

	By:	/s/ Changlin Liang
	Name:	Changlin Liang
	Title:	Director and Chief Executive Officer

Date: April 21, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dingdong (Cayman) Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dingdong (Cayman) Limited (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive (loss)/income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 21, 2025 expressed an unqualified opinion thereon.

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

Impairment Assessment of Long-lived Assets with Impairment Indicators

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company evaluates the recoverability of its long-lived assets, including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For purposes of assessing recoverability, the Company identified a single geographical region that is serviced by various regional processing centers and frontline fulfillment stations to be the lowest level of independent cash flows. A long-lived asset group is not recoverable if the carrying value is higher than the undiscounted future cash flows expected to result from their use. Impairment losses are measured based on the excess of the asset group’s carrying amount over its fair value. In determining the fair value of its long-lived asset groups, the Company considers the highest and best use from a market participants’ perspective, which is determined to be the higher of the discounted future cash flows from operating the long-lived asset group and the price market participants would pay to sub-lease the operating lease right-of-use assets. Management estimates the fair value of its long-lived asset groups with the assistance of an independent third-party valuation firm. No impairment losses were recognized for the year ended December 31, 2024.

Auditing the Company’s impairment assessment requires subjective auditor judgment to assess future cash flows, particularly revenues expected to be generated from the usage of the long-lived asset groups with impairment indicators and estimates of the price market participants would pay to sub-lease the operating lease right-of-use assets. These significant assumptions are forward-looking and include assumptions about economic and market conditions with uncertain future outcomes.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s long-lived asset impairment assessment process. For example, we tested the controls over management’s review of the significant assumptions described above.

To test the Company’s impairment assessment of its long-lived assets, we performed audit procedures that included, among others, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used. For asset groups with impairment indicators, we compared the revenues expected to be generated from the intended usage of the asset group to the actual revenues generated in the recent historical period and considered current industry and economic trends. With the assistance of our valuation specialists, we evaluated the valuation methodologies used by the Company and for a sample of leased properties, we compared their estimates of market rental rates against a range of estimates that were independently developed by us using external data. We also performed sensitivity analyses over market rental rates on the operating lease right-of-use assets to evaluate the changes in the fair values of the asset groups resulting from changes in the assumptions.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2021.

Shanghai, The People’s Republic of China

April 21, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dingdong (Cayman) Limited

Opinion on Internal Control Over Financial Reporting

We have audited Dingdong (Cayman) Limited’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Dingdong (Cayman) Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive (loss)/income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 21, 2025 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China

April 21, 2025

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
		2023	2024	2024
		RMB	RMB	US$
ASSETS	Notes
Current assets:
Cash and cash equivalents		1,209,225	887,427	121,577
Restricted cash		480	2,788	382
Short-term investments		4,099,977	3,561,977	487,989
Accounts receivable, net of allowance for credit losses of RMB1,417 and RMB2,246 (US$308) as of December 31, 2023 and 2024, respectively		107,879	125,896	17,248
Inventories, net	5	471,872	553,601	75,843
Advances to suppliers		73,732	62,730	8,594
Prepayments and other current assets	6	187,486	170,753	23,393
Total current assets		6,150,651	5,365,172	735,026
Non-current assets:
Property and equipment, net	7	189,084	176,290	24,152
Operating lease right-of-use assets	10	1,262,134	1,464,791	200,676
Other non-current assets, net of allowance for credit losses	8	96,687	111,395	15,260
Total non-current assets		1,547,905	1,752,476	240,088
TOTAL ASSETS		7,698,556	7,117,648	975,114
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		1,422,183	1,660,472	227,484
Customer advances and deferred revenue	3	240,280	279,276	38,261
Accrued expenses and other current liabilities	11	656,408	767,080	105,090
Salary and welfare payable		233,073	317,152	43,450
Operating lease liabilities, current	10	653,529	640,245	87,713
Short-term borrowings	9	3,300,214	1,606,253	220,056
Total current liabilities		6,505,687	5,270,478	722,054
Non-current liabilities:
Operating lease liabilities, non-current	10	568,039	780,036	106,864
Other non-current liabilities		126,206	143,118	19,607
Total non-current liabilities		694,245	923,154	126,471
TOTAL LIABILITIES		7,199,932	6,193,632	848,525
COMMITMENTS AND CONTINGENCIES	19	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED BALANCE SHEETS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,

		2023	2024	2024
		RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)	Notes
Mezzanine Equity:
Redeemable noncontrolling interests	15	116,090	125,405	17,180
TOTAL MEZZANINE EQUITY		116,090	125,405	17,180
Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value per share; 20,000,000,000 and 20,000,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 299,797,728 and 299,797,728 shares issued as of December 31, 2023 and 2024, 271,260,233 and 270,610,831 shares outstanding as of December 31, 2023 and 2024, respectively)	12	3	3	1
Class B ordinary shares (US$0.000002 par value per share; 2,500,000,000 and 2,500,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 54,543,800 and 54,543,800 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	12	1	1	-
Additional paid-in capital		14,061,992	14,181,030	1,942,793
Treasury stock	12	(20,666)	(51,176)	(7,011)
Accumulated deficit		(13,679,965)	(13,384,881)	(1,833,721)
Accumulated other comprehensive income		21,169	53,634	7,347
TOTAL SHAREHOLDERS’ EQUITY		382,534	798,611	109,409
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		7,698,556	7,117,648	975,114

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the year ended December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
Revenues:
Product revenues	3	23,939,480	19,721,428	22,743,113	3,115,794
Service revenues	3	281,753	249,791	323,141	44,270
Total revenues		24,221,233	19,971,219	23,066,254	3,160,064
Operating costs and expenses:
Cost of goods sold		(16,735,643)	(13,847,949)	(16,120,363)	(2,208,481)
Fulfilment expenses		(6,114,851)	(4,700,879)	(5,076,530)	(695,482)
Sales and marketing expenses		(541,124)	(392,834)	(523,088)	(71,663)
Product development expenses		(1,003,225)	(802,890)	(799,969)	(109,595)
General and administrative expenses		(578,590)	(359,096)	(424,376)	(58,139)
Total operating costs and expenses		(24,973,433)	(20,103,648)	(22,944,326)	(3,143,360)
Other operating (loss)/income, net		(47,526)	2,307	92,625	12,690
(Loss)/income from operations		(799,726)	(130,122)	214,553	29,394
Interest income		93,035	157,486	154,430	21,157
Interest expenses		(133,714)	(98,954)	(47,298)	(6,480)
Other income/(expenses), net		40,264	(269)	(1,270)	(174)
(Loss)/income before income tax		(800,141)	(71,859)	320,415	43,897
Income tax expenses	14	(6,742)	(19,420)	(16,016)	(2,195)
Net (loss)/income		(806,883)	(91,279)	304,399	41,702
Accretion of redeemable noncontrolling interests		(7,490)	(8,600)	(9,315)	(1,276)
Net (loss)/income attributable to ordinary shareholders		(814,373)	(99,879)	295,084	40,426
Net (loss)/earning per Class A and Class B ordinary share:
Basic	16	(2.51)	(0.31)	0.91	0.12
Diluted		(2.51)	(0.31)	0.90	0.12
Shares used in net (loss)/earning per Class A and Class B ordinary share computation:
Basic	16	324,330,913	324,976,237	324,186,704	324,186,704
Diluted		324,330,913	324,976,237	329,229,302	329,229,302
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments		172,356	33,055	32,465	4,448
Comprehensive (loss)/income		(634,527)	(58,224)	336,864	46,150
Accretion of redeemable noncontrolling interests		(7,490)	(8,600)	(9,315)	(1,276)
Comprehensive (loss)/income attributable to ordinary shareholders		(642,017)	(66,824)	327,549	44,874

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Ordinary Shares		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss)/Income	Accumulated Deficit	Total Shareholders’ Equity
	Shares*	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2022	324,708,328	4	(109,944)	(7,042)	13,685,062	(184,242)	(12,765,713)	728,069

Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	(7,490)	(7,490)
Exercise of share-based awards	294,622	—	—	—	1,873	—	—	1,873
Share-based compensation	—	—	—	—	235,876	—	—	235,876
Repurchase of ordinary shares	—	—	(406,717)	(13,624)	—	—	—	(13,624)
Net loss	—	—	—	—	—	—	(806,883)	(806,883)
Other comprehensive income	—	—	—	—	—	172,356	—	172,356

Balance at December 31, 2022	325,002,950	4	(516,661)	(20,666)	13,922,811	(11,886)	(13,580,086)	310,177

Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	(8,600)	(8,600)
Exercise of share-based awards	1,317,744	—	—	—	2,535	—	—	2,535
Share-based compensation	—	—	—	—	136,646	—	—	136,646
Net loss	—	—	—	—	—	—	(91,279)	(91,279)
Other comprehensive income	—	—	—	—	—	33,055	—	33,055

Balance at December 31, 2023	326,320,694	4	(516,661)	(20,666)	14,061,992	21,169	(13,679,965)	382,534

Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	(9,315)	(9,315)
Exercise of share-based awards	2,531,012	—	—	—	548	—	—	548
Share-based compensation	—	—	—	—	118,490	—	—	118,490
Repurchase of ordinary shares	—	—	(3,180,414)	(30,510)	—	—	—	(30,510)
Net Income	—	—	—	—	—	—	304,399	304,399
Other comprehensive income	—	—	—	—	—	32,465	—	32,465

Balance at December 31, 2024	328,851,706	4	(3,697,075)	(51,176)	14,181,030	53,634	(13,384,881)	798,611

Balance at December 31, 2024 (US$)		1		(7,011)	1,942,793	7,347	(1,833,721)	109,409

* As of December 31, 2022, 2023 and 2024, 29,701,893, 28,384,149 and 29,186,898 Class A ordinary shares were held by the ESOP Platforms related to the Second Amended and Restated 2020 Share Incentive Plan and 2025 Plan (Note 13), respectively. These shares are considered legally issued but not outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Operating activities:
Net (loss)/income	(806,883)	(91,279)	304,399	41,702
Adjustments to reconcile net (loss)/income to net cash provided by operating activities
Depreciation and amortization	204,207	155,001	114,598	15,700
Noncash operating lease expense	924,767	789,981	717,068	98,238
Foreign exchange (gain)/loss	(36,937)	1,963	1,981	271
Share-based compensation	235,876	136,646	118,490	16,233
Loss on disposal of property and equipment	67,056	40,862	7,824	1,072
Allowance for credit losses	26,228	3,980	4,035	553
Other non-cash charges	5,838	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	26,753	36,216	(18,747)	(2,568)
Inventories	(67,412)	133,012	(81,729)	(11,197)
Advance to suppliers	2,876	10,103	11,002	1,507
Prepayments and other current assets	292,312	(26,611)	13,426	1,840
Other non-current assets	78,870	32,984	(15,572)	(2,133)
Accounts payable	(171,935)	(464,506)	238,289	32,645
Salary and welfare payable	84,364	(96,031)	84,079	11,519
Customer advances and deferred revenue	9,530	(12,730)	38,996	5,342
Accrued expenses and other current liabilities	152,636	(135,403)	94,988	13,013
Operating lease liability	(946,407)	(800,000)	(721,012)	(98,778)
Other non-current liabilities	5,627	51,206	16,912	2,317
Net cash generated from/(used in) operating activities	87,366	(234,606)	929,027	127,276
Investing activities:
Purchases of property and equipment	(126,887)	(83,326)	(98,176)	(13,450)
Proceeds from disposal of property and equipment	5,785	26,241	5,098	698
Purchases of short-term investments	(6,469,060)	(8,167,389)	(5,704,149)	(781,465)
Maturities of short-term investments	6,574,015	8,734,823	6,272,727	859,360
Purchases of debt and equity investments	(30,980)	—	—	—
Proceeds from redemption of debt and equity investments	—	8,980	—	—
Net cash (used in)/generated from investing activities	(47,127)	519,329	475,500	65,143

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Financing activities:
Proceeds from short-term borrowings	13,782,873	11,886,559	8,395,377	1,150,162
Repayment of short-term borrowings	(12,665,941)	(12,824,324)	(10,089,338)	(1,382,234)
Repayment of long-term borrowings	(57,875)	—	—	—
Issuance of redeemable noncontrolling interests	70,000	—	—	—
Repurchase of ordinary shares	(17,742)	—	(30,510)	(4,180)
Proceeds from exercise of share-based awards	1,068	3,341	548	75
Net cash generated from/(used in) financing activities	1,112,383	(934,424)	(1,723,923)	(236,177)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	35,896	456	(94)	(12)
Net increase/(decrease) in cash and cash equivalents and restricted cash	1,188,518	(649,245)	(319,490)	(43,770)
Cash and cash equivalents and restricted cash at the beginning of the year	670,432	1,858,950	1,209,705	165,729
Cash and cash equivalents and restricted cash at the end of the year	1,858,950	1,209,705	890,215	121,959
Supplemental disclosure of cash flow information:
Interest paid	133,731	103,848	46,708	6,399
Non-cash investing and financing activities:
Purchase of property and equipment included in accrued expenses and other liabilities	9,196	31,975	15,686	2,149
Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	1,856,187	1,209,225	887,427	121,577
Restricted cash	2,763	480	2,788	382
Total cash and cash equivalents and restricted cash shown in the statements of cash flows	1,858,950	1,209,705	890,215	121,959

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

Dingdong (Cayman) Limited (the “Company”) was incorporated in the Cayman Islands in October 2018 by Mr. Liang Changlin, (the “Founder”) and Chief Executive Officer (“CEO”) of the Company. The Company, through its consolidated subsidiaries (collectively, the “Group”), operates a grocery e-commerce business that offers primarily fresh groceries, prepared food and other food products directly delivered to users and households in the People’s Republic of China (the “PRC”).

As of December 31, 2024, the Group’s major subsidiaries are as follows:

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenues expected to be generated from the Group’s usage of long-lived assets, estimated prices market participants would pay to sub-lease the Group’s operating lease right-of-use assets, incremental borrowing rates for operating lease liabilities, valuation allowance for deferred tax assets, determination of the stand-alone selling price (“SSP”) of performance obligations in revenue contracts, fair value of share-based payment awards and the fair values of financial instruments. Management bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results could materially differ from those estimates.

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

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

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items denominated in foreign currencies that are measured at their historical cost are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive (loss)/income.

Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive (loss)/income and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive (loss)/income.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Convenience translation

Translations of amounts from RMB into U.S. dollars are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 to RMB7.2993 on December 31, 2024, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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

Short-term investments

Short-term investments consist of investments in wealth management products with variable interest rates purchased from reputable financial institutions in the PRC and time deposits with contractual maturities between 3 to 12 months. The Group accounts for investments in wealth management products in accordance with ASC 320, Investments—Debt Securities (“ASC 320”). The Group classifies these investments as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The securities that the Group has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. Interest income of held-to-maturity investments and time deposits are recognized on an accrual basis using an effective interest method.

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

Accounts receivable, net

Accounts receivable, net mainly represent amounts due from corporate customers and third-party collaboration platforms for sales of products and services which are recorded net of allowance for credit losses. The allowance for credit losses reflects the Group's current estimate of credit losses expected to be incurred over the life of the receivables.The allowance for credit losses represents the best estimate of lifetime expected credit losses, based on similar service offerings, historical loss rates and the impact of current and future conditions, including an assessment of historical payment experience and the age of outstanding receivables. Receivables are written off against the allowance for credit losses when the balances are deemed uncollectible. The Group evaluate the allowance for credit losses for the accounts receivable on an aggregate basis due to similar risk characteristics of the customers.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of inventories is determined using the moving weighted average cost method. Adjustments to reduce the cost of inventories to its net realizable value are recorded in cost of goods sold.

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

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in “Other operating (loss)/income, net” in the consolidated statements of comprehensive (loss)/income.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets, including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. For purposes of assessing recoverability, the Group identified a single geographical region that is serviced by various regional processing centers and frontline fulfillment stations to be the lowest level of independent cash flows. A long-lived asset group is not recoverable if the carrying value is higher than the undiscounted future cash flows expected to result from their use. Impairment losses are measured based on the excess of the asset group’s carrying amount over its fair value and reduces the carrying amount of the long-lived assets in the asset group on a pro rata basis using the relative carrying amounts of those assets. The adjusted carrying amounts after an impairment charge represent the new cost basis and is depreciated over their remaining useful lives. No impairment losses were recognized for the years ended December 31, 2022, 2023 and 2024.

In determining the fair value of its long-lived asset groups, the Group considers the highest and best use of their long-lived assets from a market participants’ perspective, which is determined to be the higher of the discounted future cash flows from operating the long-lived asset groups and the price market participants would pay to sub-lease the operating lease right-of-use assets, even if that use differs from the Group’s current or intended use of the asset group. Management estimates the fair value of its long-lived asset groups with the assistance of an independent third-party valuation firm.

Considerable management judgement is used to estimate future cashflows, particularly revenues expected to be generated from the usage of the long-lived assets and estimates of the price market participants would pay to sub-lease the operating lease right-use assets, which are based on comparable market rental information that could be reasonably obtained for the property. Accordingly, actual results may vary significantly from the Group’s estimates as they are forward-looking and include assumptions about economic and market conditions with uncertain future outcomes.

The Group performed sensitivity analyses over the estimates of market rental rates on the operating lease right-use assets based on the price that market participants would pay to sub-lease. The quantitative impairment assessment performed by the Group as of December 31, 2023 and 2024 indicated that the fair value of the long-lived assets are in excess of their carrying value and, therefore, did not result in an impairment.

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

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, financial assets included in prepayments and other current assets, financial assets included in other non-current assets, accounts payable, short-term borrowings and financial liabilities included in accrued expenses and other current liabilities approximate their fair values because of their generally short maturities.

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

The Group recognizes product sales sold through “Dingdong Fresh” APP, mini program and third-party platforms on a gross basis because the Group is acting as a principal in these transactions as the Group (i) is responsible for fulfilling the promise to provide the specified goods, (ii) takes on inventory risk and (iii) has discretion in establishing price. The revenues of product sales are recognized at a point in time when the control of the product is transferred to the customer. The Group is subject to VAT on revenue generated from sales of products. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. The net VAT balance between input VAT and output VAT is recorded in “Prepayments and other current assets” or “Accrued expenses and other current liabilities” on the consolidated balance sheets.

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

The Group also sells prepaid cards which can be redeemed to purchase products sold on the “Dingdong Fresh” APP and mini program. Cash collected from the sales of prepaid cards is initially recorded in “Customer advances and deferred revenue” in the consolidated balance sheets and subsequently recognized as revenues upon redemption of the prepaid cards. The prepaid card balances are refundable upon a customer’s request and do not expire according to the current user agreement. The Group estimates the revenue related to breakage of unused balances in prepaid cards based on historical usage and redemption. Revenue from breakage or forfeiture of unused balances of prepaid cards were not significant for all periods presented.

Customers are also granted loyalty points primarily from the purchase of goods. Loyalty points can be used as cash coupons to buy any products sold by the Group, which will directly reduce the amount paid by the customer. Consideration from the sales transaction is allocated to the products and loyalty points based on the relative standalone selling price of the products and loyalty points awarded. The Group recognizes revenue from loyalty points upon redemption by customers. The Group considers breakage, which is estimated based on the Group’s historical experience. Revenue from breakage or forfeiture of unused loyalty points were not significant for all periods presented.

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

Fulfillment expenses

Fulfillment expenses consist primarily of (i) outsourcing expenses charged by third party labor-force companies for provision of delivery riders and workers at regional processing centers and frontline fulfillment stations; (ii) lease expenses for regional processing centers and frontline fulfillment stations, and (iii) logistics expenses charged by third party couriers. Outsourcing expenses included in fulfillment expenses amounted to RMB3,382.1 million, RMB2,603.5 million and RMB2,982.1 million (US$408.5 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Sales and marketing expenses

Sales and marketing expenses primarily consist of advertising expense and related expenses for personnel engaged in sales and marketing activities which are expensed as incurred. The amounts of advertising expenses incurred were RMB306.1 million, RMB156.8 million and RMB219.0 million (US$30.0 million) including referral coupons issued to customers for their referral services amounting to RMB17.6 million, RMB2.8 million and RMB6.3 million (US$0.9 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Employee benefits

The full-time employees of the Group’s PRC subsidiaries participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and make contributions to the plan based on the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The total amounts for such employee benefits were RMB238.7 million, RMB241.9 million and RMB252.1 million (US$34.5 million) for the years ended December 31, 2022, 2023 and 2024, respectively, and expensed in the period incurred.

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

There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government subsidies with no conditions to be met are recorded as income when received. Government subsidies with certain operating conditions received upfront are classified as "Accrued expenses and other current liabilities" if the conditions are expected to be met within one year, or as "Other non-current liabilities" if the fulfillment of conditions is anticipated beyond one year. These subsidies are subsequently recognized as income when the specified conditions are satisfied. The Group considers the nature of each government subsidy to determine whether the related income shall be recorded as “Other operating (loss)/income, net” or non-operating income in “Other income/(expenses), net” in the consolidated statements of comprehensive (loss)/income.

The Group recognized total operating and non-operating income from government subsidies of RMB15.0 million, RMB18.1 million and RMB61.0 million (US$8.4 million) during the years ended December 31, 2022, 2023 and 2024, respectively, from various local PRC government authorities. Government subsidies with certain operating conditions amounting to RMB92.0 million were recorded as "Other non-current liabilities" as of December 31, 2023, and will be recognized as other operating income when the conditions are met. Similarly, government subsidies with certain operating conditions amounting to RMB 8.8 million (US$1.2 million) were recorded as "Accrued expense and other current liabilities" and RMB94.7 million (US$13.0 million) were recorded as "Other non-current liabilities" as of December 31, 2024, and will be recognized as other operating income once the specified conditions are fulfilled.

Leases

The Group determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Group has the right to control the use of the identified asset.

At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use. The Group recognize a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. The Group exempts leases of vehicles and equipment with an initial term of 12 months or less from being recognized on the consolidated balance sheets. Payments related to those leases continue to be recognized in the consolidated statements of comprehensive (loss)/income on a straight-line basis over the lease term. The Group has no finance leases for any of the periods presented.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

An immediate termination of an operating lease before the expiration of the lease term is accounted for by derecognizing the operating lease ROU asset and liability, with profit or loss recognized for the difference. Any consideration paid or received upon termination that was not already included in the lease payments is also included in the gain or loss on termination of the lease and recorded in “Other operating (loss)/income, net” in the consolidated statements of comprehensive (loss)/income. Lease terminations that do not take effect contemporaneously with the effective date of the lease modification are accounting for as a lease modification as they are effectively reductions in the lease term, resulting in remeasurement of the lease liability and adjustment to the corresponding operating lease ROU asset.

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

The Group recognizes in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The actual penalties or benefits ultimately realized may differ from the Group’s estimates. Additionally, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions and are recognized in the period in which the changes occur. The Group records the unrecognized tax benefits in “Other non-current liabilities” in the consolidated balance sheets and has elected to include interest and penalties related to uncertain tax positions in “Income tax expenses” in the consolidated statements of comprehensive (loss)/income.

Segment reporting

The Group operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The segment recognizes revenue from (i) product sales of primarily fresh groceries, prepared food and other food products through “Dingdong Fresh“ APP, mini program and third-party platforms, and (ii) membership services.

The Group’s chief operating decision maker is the CEO, assesses performance for the reportable segment and decides how to allocate resources using net income as the primary measure of profitability. The CODM is not regularly provided with specific segment expenses, but focuses on revenue, operating costs and expenses, and net income, which are disclosed in the consolidated statements of comprehensive (loss)/income as segment measures of profitability. The measure of segment assets is reported on the consolidated balance sheets as total assets.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(Loss)/earnings per share

In accordance with ASC 260, Earnings Per Share, basic (loss)/earnings per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net (loss)/income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company adjusts for the accretion of the redeemable noncontrolling interests in the calculation of net (loss)/income available to ordinary shareholders of the Company used in the earnings per share calculation. Diluted (loss)/earning per share is calculated by dividing net (loss)/income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive.

The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except those with respect to voting and conversion. As a result, and in accordance with ASC 260, the undistributed (loss)/income for each year is allocated based on the respective contractual participation rights of the Class A and Class B ordinary shares. As the liquidation and dividend rights are identical, the undistributed (loss)/income is allocated on a proportionate basis. Diluted (loss)/earnings per share is calculated by dividing net (loss)/income attributable to ordinary shareholders, as adjusted for the accretion of the redeemable noncontrolling interests, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term investments and other non-current assets. As of December 31, 2023 and 2024, the Group had RMB5,271.9 million and RMB3,074.8 million (US$421.2 million) of cash, time deposits and wealth management products held by financial institutions in the PRC, respectively. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Exchange Rate Risk

The functional currency of the Company is US$, and the reporting currency is RMB. The appreciation of the US$ against RMB was 9.2%, 1.7% and 1.5% in 2022, 2023 and 2024, respectively. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against US$ would result in foreign currency translation loss when translating the net assets of the Group from US$ into RMB.

The net foreign currency translation gain resulting from the translation from US$ to RMB reporting currency recorded in other comprehensive (loss)/income was RMB172.4 million, RMB33.1 million and RMB32.5 million (US$4.5 million) for the year ended December 31, 2022, 2023 and 2024.

Recent Accounting Pronouncements

New accounting standards which have been adopted

In September 2023, The FASB issued ASU 2022-04, Liabilities - Supplier Finance Programs (“ASU 2022-04”), which requires entities to disclose the key terms of supplier finance programs they use in connection with the purchase of goods and services along with information about their obligations under these programs, including a rollforward of those obligations. The guidance requires retrospective application to all periods in which a balance sheet is presented, except for the rollforward requirement, which will be applied prospectively. ASU 2022-04 is effective for fiscal years beginning after December 15, 2022, including interim periods in those fiscal years. The rollforward requirement is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Group adopted ASU 2022-04 during the year ended December 31, 2024, and such adoption did not have a material impact on our financial statements. See Note 9 for further information.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requiring public business entities to provide disclosures of significant expenses and other segment items. The guidance also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group adopted ASU 2023-07 during the year ended December 31, 2024, and such adoption did not have a material impact on our financial statements.

New accounting standards which have not yet been adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as Information on income taxes paid. For public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact on its financial statements of adopting this guidance.

In December 2024, the FASB issued ASU 2024-03: Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures, which requires additional disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

Comparative information

Certain of the prior year comparative figures in the consolidated statements of cash flows have been reclassified to conform to the current year's presentation.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.
REVENUE FROM CONTRACTS WITH CUSTOMERS

Contract Balances

Payments from customers are based on the billing terms established in the revenue contracts. Customers are generally required to make upfront payments before the delivery of goods or the provision of service as only corporate customers are offered credit terms between 7 to 30 days. Customer billings are classified as accounts receivable when the Group’s right to consideration is unconditional. If the right to consideration is conditional on future performance under the contract, the balance is recorded as a contract asset. The Group’s contract assets are insignificant as of December 31, 2023 and 2024.

The Group’s contract liabilities include payments received in advance of performance under revenue contracts which are included in “Customer advances and deferred revenue” on the Group’s consolidated balance sheets and are recognized as revenue as the Group performs under the contract. The customer advances and deferred revenue balances as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Deferred membership service revenue	139,597	157,552	21,585
Customer advances and prepaid cards	100,502	121,270	16,614
Deferred revenue related to loyalty points	181	454	62
Total	240,280	279,276	38,261

The Group recognized revenues that were previously deferred as contract liabilities of RMB148.6 million, RMB131.3 million and RMB134.3 million (US$18.4 million) during the years ended December 31, 2022, 2023 and 2024, respectively.

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed.

The Group had RMB139.6 million and RMB157.6 million (US$21.6 million) of deferred revenues related to membership service fees at December 31, 2023 and 2024 that are expected to be recognized as revenues over the remaining membership period of one to twelve months. The Group also had RMB100.5 million and RMB121.3 million (US$16.6 million) of deferred revenues related to customer advances and cash received for prepaid sales cards at December 31, 2023 and 2024 respectively, which are expected to be recognized as revenues in future periods upon the usage of the prepaid card balances to purchase the Group’s products. The Group had RMB0.2 million and RMB0.5 million (US$0.06 million) of deferred revenues at December 31, 2023 and 2024 related to unsatisfied performance obligations under the loyalty points program that will be recognized as revenues when the points are redeemed, which will occur over the next three months given their expiration period.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.
FAIR VALUE MEASUREMENTS

The following summarizes the Company’s financial assets measured and recorded at fair value on a recurring basis as of December 31, 2023 and 2024:

		Fair Value Measurements at Reporting Date Using
	As of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(RMB in thousands)
Short-term investments:
Time deposits	3,919,977	—	3,919,977	—
Wealth management products	180,000	—	180,000	—
Total	4,099,977	—	4,099,977	—

		Fair Value Measurements at Reporting Date Using
	As of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(RMB in thousands)
Short-term investments:
Time deposits	3,291,977	—	3,291,977	—
Wealth management products	270,000	—	270,000	—
Total	3,561,977	—	3,561,977	—

The Company does not have any significant non-recurring fair value measurements for the periods presented.

5.
INVENTORIES

The Company’s inventories consist primarily of products to be sold to customers and packing materials as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Products	454,548	534,061	73,166
Packing materials and others	17,324	19,540	2,677
Total	471,872	553,601	75,843

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6.
PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Deductible VAT	10,647	11,434	1,566
Rental deposits	64,708	46,361	6,351
Interest receivables	62,159	61,027	8,361
Others	49,972	51,931	7,115
Total	187,486	170,753	23,393

7.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Electronic office equipment	59,780	56,058	7,680
Leasehold improvements	468,265	462,622	63,379
Furniture, fixtures and equipment	154,736	147,255	20,174
Total	682,781	665,935	91,233
Less: Accumulated depreciation	(511,863)	(511,410)	(70,063)
Subtotal	170,918	154,525	21,170
Construction in progress	18,166	21,765	2,982
Total	189,084	176,290	24,152

Depreciation expense was RMB204.2 million, RMB155.0 million and RMB114.6 million (US$15.7 million) for the years ended December 31, 2022, 2023 and 2024, respectively, and were included in the following financial statement line items in the consolidated statements of comprehensive (loss)/income:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
		(in thousands)
Cost of goods sold	13,026	36,086	20,295	2,780
Fulfillment expenses	168,374	104,009	87,169	11,942
Sales and marketing expenses	1,907	1,304	662	91
General and administrative expenses	6,804	2,492	2,735	375
Product development expenses	14,096	11,110	3,737	512
Total	204,207	155,001	114,598	15,700

The disposal gain or loss on property and equipment recognized as a result of closing down certain regional processing centers and frontline fulfillment stations was not significant for the periods presented.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.
OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Rental deposits	79,533	95,181	13,040
Others	17,154	16,214	2,220
Other non-current assets	96,687	111,395	15,260

The Group's allowance for credit losses related to non-current other receivables included in “Others” were not significant for the periods presented.

9.
SHORT-TERM BORROWINGS

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Short-term bank loans	230,000	140,000	19,180
Reversed factoring arrangements	2,099,273	636,253	87,166
Notes payable	970,941	830,000	113,710
Total	3,300,214	1,606,253	220,056

As of December 31, 2024, the Group can borrow up to a total of RMB10,323.6 million (US$1,414.3 million) under existing unused lines of credit, reversed factoring and notes payable arrangements.

The weighted average interest rates for the outstanding short-term borrowings as of December 31, 2023 and 2024 were 2.32%, and 1.62%, respectively.

Short-term bank loans

Short-term bank loans consist of RMB denominated borrowings that are repayable within one year from their issuance dates. The weighted average interest rates for the outstanding short-term bank loans as of December 31, 2023 and 2024 were 3.36% and 1.88%, respectively.

The total aggregate amounts of unused lines of credit available for the Group’s use was RMB1,200.0 million (US$164.4 million) as of December 31, 2024, among which, RMB1,100.0 (US$150.7 million) will expire in 2025, and RMB100.0 million (US$13.7 million) will expire in 2026.

Reversed factoring arrangements

The Group enters into reversed factoring arrangements with certain commercial banks and suppliers which accelerated the suppliers’ receivables collection process by allowing suppliers to sell their receivables from the Group to the banks.

Under the reversed factoring arrangements, the Group is obligated to repay the principal upon maturity to respective banks, typically within six months. The weighted average interest rates for the outstanding reversed factoring arrangements as of December 31, 2023 and 2024 were 2.58% and 2.33%, respectively. In addition, the Group is required to collateralize the reversed factoring borrowings with time deposits purchased from the respective commercial banks. Time deposits collateralized and restricted from withdrawal and usage amounted to RMB2,582.0 million and RMB1,002.3 million (US$137.3 million) as of December 31, 2023 and 2024, respectively, and are classified as “Short-term investments” on the Group’s consolidated balance sheets.

9.
SHORT-TERM BORROWINGS (CONTINUED)

As a result of the above-mentioned reversed factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

liability has changed from accounts payables to loan borrowings from the bank, for which the origination of the loans were reported as “Proceeds from short-term borrowing” within financing activities in the consolidated statements of cash flows for the years ended December 31, 2022, 2023 and 2024. The outstanding obligation under reversed factoring arrangements are presented in “Short-term borrowings” for the year ended December 31, 2022, 2023 and 2024.

The rollforward of the Group’s outstanding obligations under the reversed factoring arrangements for the years ended December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Balance at beginning of the year	3,560,728	2,099,273	287,599
Additions	9,884,578	7,021,378	961,925
Settlement	(11,346,033)	(8,484,398)	(1,162,358)
Balance at end of the year	2,099,273	636,253	87,166

The total aggregate amount available for the Group’s use under the reversed factoring arrangements was RMB7,499.8 million as of December 31, 2023 and RMB5,647.7 million (US$773.7 million) as of December 31, 2024, which will expire between March to July of 2025.

Notes payable

In 2024 the Group entered into several note arrangements with certain commercial banks which allowed the Group to issue notes payable to its suppliers, which can subsequently be redeemed from the banks.

Under the note arrangements, the Group is obligated to pay the interest to the bank when note holders exchange the notes for cash from the bank and repay the principal upon maturity, typically within six months from when the note is issued. The weighted average interest rate for the outstanding notes payable as of December 31, 2023 and 2024 were 1.53% and 1.02%, respectively. The Group is required to collateralize the notes payable with time deposits purchased from the respective commercial banks. Time deposits collateralized and restricted from withdrawal and usage amounted to RMB770.9 million and RMB796.0 million (US$109.1 million) as of December 31, 2023 and 2024, respectively, and are classified as “Short-term investments” on the Group’s consolidated balance sheets.

The total aggregate amount available for the Group’s use under the note arrangements was RMB3,475.9 million (US$476.2 million) as of December 31, 2024, among which, RMB3,045.9 (US$417.3 million) will expire in 2025, and RMB430.0 million (US$58.9 million) will expire in 2026.

10.
LEASES

The Group has operating leases arrangements for their regional processing centers, frontline fulfillment stations, processing plants, office space, vehicles and equipment.

A summary of supplemental information related to operating leases as of December 31, 2023 and 2024 is as follows:

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.
LEASES (CONTINUED)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Operating lease right-of-use assets	1,262,134	1,464,791	200,676
Operating lease liabilities, current	653,529	640,245	87,713
Operating lease liabilities, non-current	568,039	780,036	106,864
Total operating lease liabilities	1,221,568	1,420,281	194,577
Weighted average remaining lease term	2.56 years	3.09 years	3.09 years
Weighted average discount rate	8.1%	8.7%	8.7%

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive (loss)/income and supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
		(in thousands)
Operating lease cost	1,040,862	887,006	817,017	111,931
Short-term lease cost	11,219	8,285	9,384	1,286
Variable lease cost	14,896	7,073	-	-
Total	1,066,977	902,364	826,401	113,217
Cash paid for operating leases	1,046,689	904,637	827,128	113,316
Right-of-use assets obtained in exchange for operating lease liabilities	393,755	537,700	600,265	82,236

A summary of the maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2024 is as follows:

	As of December 31, 2024
	RMB	US$
	(in thousands)
2025	729,015	99,875
2026	414,291	56,758
2027	226,966	31,094
2028	142,138	19,473
2029	64,983	8,903
Thereafter	22,069	3,022
Total future lease payments	1,599,462	219,125
Less: imputed interest	(179,181)	(24,548)
Total operating lease liabilities	1,420,281	194,577

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

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Accrued outsourcing expenses	290,101	328,531	45,009
Accrued utilities and other expenses	131,775	173,205	23,729
VAT and other tax payable	98,662	117,591	16,110
Accrued transportation and logistic expenses	64,066	72,541	9,938
Other liabilities	71,804	75,212	10,304
Total	656,408	767,080	105,090

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

During the years ended December 31, 2022, 2023 and 2024, the Company repurchased a total of 406,717, nil and 3,180,414 Class A ordinary shares at fair value. The Company designated the repurchased shares as treasury stock.

During the years ended December 31, 2022, 2023 and 2024, the Company transferred 363,315, nil and 3,333,761 Class A ordinary shares repurchased by the Company to EatBetter Holding Limited, a BVI limited liability company controlled by the Founder and the CEO of the Company (“EatBetter”) and Glory Graze Holding Limited, a BVI limited liability company controlled by a director of the Company (“Glory Graze”) (together with EatBetter, the “ESOP Platforms”). Shares held by the ESOP Platforms are reserved for future issuance upon the exercise of vested share options.

As of December 31, 2023 and 2024, 36,331,367 and 37,134,116 Class A ordinary shares are held in trust by EatBetter and Glory Graze.

13.
SHARE BASED COMPENSATION

In 2022, the Company’s Board of Directors amended and restated its 2020 Share Incentive Plan (the “A&R Share Incentive Plan”), which clarified certain administration terms of the share incentive plan and also authorized the transfer of 10,329,025 Class A ordinary shares from EatBetter to Glory Graze. The A&R Share Incentive Plan did not substantively modify the terms of any previously granted share options. Under the A&R Share Incentive Plan, the Company also authorized additional share options to purchase 363,315 Class A ordinary shares and the maximum aggregate number of shares which may be issued is 40,544,715 Class A ordinary shares of the Company.

In 2024, the Company’s shareholders and Board of Directors approved the 2025 Employee Stock Ownership Plan (the “2025 Plan”). Under the 2025 Plan, the maximum aggregate number of Class A ordinary shares available for issuance is 10,630,248 shares of the Company. The 2025 Plan shall be implemented within 29 months before December 31, 2026. The principal terms of the 2025 Plan are substantially the same as those of the Second A&R Plan.

The ordinary shares to be awarded pursuant to the A&R Share Incentive Plan were issued by the Company and held by the ESOP Platforms. Each share option under the A&R Share Incentive Plan has a 10-year contractual life and allow participants to purchase 0.05 of the Company's Class A ordinary shares held by the ESOP Platforms. Option awards under the A&R Share Incentive Plan vest over either a four-year period, with 50% of the awards vesting on the second anniversary of the grant date, 25% of the awards vesting on the third anniversary and 25% vesting on the fourth anniversary, or a five-year period, with 25% vesting on the second, third, fourth and fifth anniversaries of the grant date, respectively.

The following table summarizes the Company’s share option activities for the year ended December 31, 2024:

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Number of Options	Weighted Average Exercise Price per Option	Weighted Average Grant Date Fair Value per Option	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	US$	Years	US$ (in thousands)
Share options outstanding as of December 31, 2023	488,168,651	0.1470	0.1955	7.33	7,266
Granted	117,443,700	0.0000	0.0680	-	-
Forfeited	(44,777,681)	0.1505	0.1738	-	-
Exercised	(50,619,133)	0.0019	0.0695	-	-
Share options outstanding as of December 31, 2024	510,215,537	0.0586	0.0962	6.86	41,488
Vested and expected to vest as of December 31, 2024	510,215,537	0.0586	0.0962	6.86	41,488
Exercisable as of December 31, 2024	250,685,222	0.0966	0.0999	5.34	15,315

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had an exercise price below the fair value of the underlying ordinary share.

13.
SHARE BASED COMPENSATION (CONTINUED)

The total fair value of vested share options was RMB49.5 million, RMB157.0 million and RMB70.6 million (US$9.7 million) for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, total unrecognized share-based compensation expense relating to unvested awards was RMB120.1 million (US$16.5 million) which is expected to be recognized over a weighted-average period of 2.5 years.

The weighted average grant date fair value of the share options granted during the years ended December 31, 2022, 2023 and 2024 were US$0.13, US$0.10 and US$0.07, respectively. Total intrinsic value of options exercised for the years ended December 31, 2022, 2023 and 2024 were RMB4.0 million, RMB7.0 million and RMB9.3 million (US$1.3 million).

The Group uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options were as follows:

	For the year ended December 31,
	2022	2023	2024
Fair value of ordinary shares (US$)	1.75-10.78	1.30-3.37	1.00-2.67
Risk-free interest rate (%)	1.52-4.10	3.52-4.77	3.88-4.52
Expected volatility (%)	48-55	54-56	53-55
Expected dividend yield	—	—	—
Life of option	10	10	10
Exercise multiple	2.5	2.5	2.5
Post-vesting forfeiture rate	—	—	—

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

The Group recognized aggregate share-based compensation expenses for the years ended December 31, 2022, 2023 and 2024 as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
		(in thousands)
Fulfillment expenses	45,979	28,573	20,653	2,829

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

Sales and marketing expenses	8,138	2,872	5,576	764
Product development expenses	113,965	70,164	56,895	7,795
General and administrative expenses	67,794	35,037	35,366	4,845
Total	235,876	136,646	118,490	16,233

14.
INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

14. INCOME TAXES (CONTINUED)

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

Pursuant to Caishui [2021] No. 12, Caishui [2022] No. 13, Caishui [2023] No. 6 and Caishui [2023] No. 12, for qualifying Small-Scale Enterprises (“SSE”), any part of their annual taxable income below RMB1 million is eligible for an 87.5% reduction from January 1, 2021 to December 31, 2022 and a 75% reduction from January 1, 2023 to December 31, 2027 with the reduced CIT rate of 20%. The part of annual taxable income between RMB1 million and RMB3 million are eligible for a 75% reduction from January 1, 2022 to December 31, 2027 with the reduced CIT rate of 20%.The Company’s PRC subsidiaries are generally subject to statutory income tax rate of 25% except for certain PRC subsidiaries that are taxed at a preferential tax rate of 20% when qualified as SSE.

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

The current and deferred components of income tax expenses appearing in the consolidated statements of comprehensive (loss)/income are as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
		(in thousands)
Current tax	6,742	19,420	16,016	2,195
Deferred tax	—	—	—	—
Total	6,742	19,420	16,016	2,195

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

The Group's loss/(income) before income taxes by jurisdiction consisted of:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
		(in thousands)
Non-PRC	(18,608)	102,245	71,026	9,731
PRC	(781,533)	(174,104)	249,389	34,166
Total	(800,141)	(71,859)	320,415	43,897

14.
INCOME TAXES (CONTINUED)

The reconciliation of the income tax expenses for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
		(in thousands)
(Loss)/income before income tax	(800,141)	(71,859)	320,415	43,897
PRC statutory tax rate	25%	25%	25%	25%
Income tax benefit computed at the statutory income tax rate	(200,035)	(17,965)	80,104	10,974
Non-deductible expenses	65,366	78,409	31,696	4,342
FIN48 accrual and reversal	(102,468)	10,809	14,103	1,932
Non-taxable income	(79,893)	(40,492)	(35,209)	(4,823)
Statutory (expense)/income	(2,751)	10,017	(2,833)	(388)
Effect of preferential tax	(2)	268	(5)	(1)
Changes in valuation allowances	244,235	(34,680)	(88,274)	(12,093)
Effect of income tax rate difference in other jurisdictions	82,290	13,054	16,434	2,252
Income tax expenses	6,742	19,420	16,016	2,195

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.
INCOME TAXES (CONTINUED)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Deferred tax assets:
Operating lease liabilities	305,392	354,839	48,613
Allowance for credit losses	1,759	2,710	371
Accrued expenses and other current liabilities	508	508	70
Government subsidies	22,500	25,861	3,543
Tax losses carried forward	2,907,178	2,813,116	385,395
Less: valuation allowances*	(2,928,993)	(2,840,719)	(389,177)
Total deferred tax assets, net	308,344	356,315	48,815
Deferred tax liabilities:
Operating lease right-of-use assets	(305,392)	(354,839)	(48,613)
Accelerated tax depreciation	(2,952)	(1,476)	(202)
Total deferred tax liabilities, net	(308,344)	(356,315)	(48,815)
Deferred tax assets/liabilities, net	—	—	—

* The Company operates through its PRC subsidiaries and evaluates the potential realization of deferred tax assets on an entity basis. The Group recorded valuation allowances against deferred tax assets of those PRC subsidiaries where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized as of December 31, 2023 and 2024. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The tax losses in the PRC subsidiaries can be carried forward for five to ten years to offset future taxable income. As of December 31, 2024, the Group had tax loss of RMB11,252.5 million (US$1,541.6 million) in the PRC, which will expire between 2025 to 2029, if not utilized.

The unrecognized tax benefits of the Group as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Balance at beginning of the year	15,000	30,817	4,222
Additions	15,817	17,789	2,437
Decreases	—	—	—
Settlement	—	—	—
Balance at end of the year	30,817	48,606	6,659

As of December 31, 2023 and 2024, the Company had recorded unrecognized tax benefit of RMB30.8 million and RMB48.6 million (US$6.7 million), of which nil and RMB 9.4 million (US$1.3 million), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of unrecognized tax benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2023 and 2024, there were RMB30.8 million and RMB39.2 million (US$5.4 million) of unrecognized tax benefits that, if ultimately recognized, will impact the effective tax rate.

The Group recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. As of December 31, 2023 and 2024, the accumulated interest and penalties related to unrecognized tax benefits recorded by the Group was nil and RMB9.1 million (US$1.3 million), respectively.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.
INCOME TAXES (CONTINUED)

As of December 31, 2024, the tax years ended December 31, 2021 through period ended December 31, 2024 remain open to examination by the PRC tax authorities.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.
REDEEMABLE NONCONTROLLING INTERESTS

One of the Group’s subsidiaries has issued and outstanding preferred shares to third-party investors which may be redeemed by the preferred shareholders at any time after (i) a Qualified IPO of the subsidiary does not occur within 5 years; or (ii) the occurrence of certain events including breach or violation of applicable laws or regulations. The preferred shareholders shall be entitled to receive prior and in preference to any distribution of any of the assets or funds of the Company to the holders of ordinary shares the amount equal to the sum of 100% of the original issuance price for each preferred share, and 8% annual compound interest calculated from the actual payment date of the issuance price for the preferred shares, plus all declared and accrued but unpaid dividends. As the Group does not solely control the redemption event, these preferred shares are accounted for as redeemable noncontrolling interests.

The Group accounts for the changes in accretion to the redemption value in accordance with ASC 480, Distinguishing Liabilities from Equity. The Group elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests.

The movement in the carrying value of the redeemable noncontrolling interests is as follows:

	Redeemable noncontrolling interests
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
Balance at the beginning of the year	107,490	116,090	15,904
Accretion of redeemable noncontrolling interests	8,600	9,315	1,276
Balance at the end of the year	116,090	125,405	17,180

16.
NET (LOSS)/EARNING PER SHARE

Basic and diluted net (loss)/earning per share for the years ended December 31, 2022, 2023 and 2024 are calculated as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(806,883)	(91,279)	304,399	41,702
Accretion of redeemable noncontrolling interests	(7,490)	(8,600)	(9,315)	(1,276)
Numerator for computing net (loss)/earning per share	(814,373)	(99,879)	295,084	40,426

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.
NET (LOSS)/EARNING PER SHARE (CONTINUED)

			For the year ended December 31,
		(Amounts in thousands of RMB and US$, except for number of shares and per share data)
	2022		2023		2024
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
(Loss)/Earnings per share—basic:
Numerator:
Numerator for computing basic net (loss)/earning per share	(677,417)	(136,956)	(83,116)	(16,763)	245,436	33,625	49,648	6,801
Denominator:
Weighted average number of ordinary shares outstanding	269,787,113	54,543,800	270,432,437	54,543,800	269,642,904	269,642,904	54,543,800	54,543,800
Denominator used for basic EPS	269,787,113	54,543,800	270,432,437	54,543,800	269,642,904	269,642,904	54,543,800	54,543,800
(Loss)/Earnings per share—basic	(2.51)	(2.51)	(0.31)	(0.31)	0.91	0.12	0.91	0.12
(Loss)/Earnings per share—diluted:
Numerator:
Numerator for computing diluted net (loss)/earning per share	(677,417)	(136,956)	(83,116)	(16,763)	246,197	33,728	48,887	6,698
Denominator:
Weighted average number of ordinary shares outstanding	269,787,113	54,543,800	270,432,437	54,543,800	269,642,904	269,642,904	54,543,800	54,543,800
Share-based awards	-	-	-	-	5,042,598	5,042,598	-	-
Denominator used for diluted EPS	269,787,113	54,543,800	270,432,437	54,543,800	274,685,502	274,685,502	54,543,800	54,543,800
(Loss)/Earnings per share—diluted	(2.51)	(2.51)	(0.31)	(0.31)	0.90	0.12	0.90	0.12

29,701,893, 28,384,149 and 29,186,898 Class A ordinary shares held by the ESOP Platforms as of December 31, 2022, 2023 and 2024 are considered issued but not outstanding (Note 13) and therefore, not included in the calculation of basic and diluted net (loss)/earning per share.

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

18.
RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted net assets amounted to approximately RMB112.8 million (US$15.5 million) of the Company’s total consolidated net assets as of December 31, 2024. In accordance with Rule 12-04 of Regulation S-X, the parent company only condensed financial information is disclosed in Note 20.

19.
COMMITMENTS AND CONTINGENCIES

Cloud service purchase commitment

As of December 31, 2024, the Company has outstanding purchase commitments in relation to cloud services consisting of the following:

	RMB	US$
	(in thousands)
As of December 31, 2024	30,000	4,110

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

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	5,002	172	24
Short-term investments	21,248	-	-
Amounts due from subsidiaries	363,150	799,288	109,502
Other current assets	1,140	754	103
Total current assets	390,540	800,214	109,629
TOTAL ASSETS	390,540	800,214	109,629
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	8,006	1,603	220
Total current liabilities	8,006	1,603	220

TOTAL LIABILITIES	8,006	1,603	220
Shareholders’ equity
Class A ordinary shares	3	3	1
Class B ordinary shares	1	1	-
Additional paid-in capital	14,061,992	14,181,030	1,942,793
Treasury stock	(20,666)	(51,176)	(7,011)
Accumulated deficit	(13,679,965)	(13,384,881)	(1,833,721)
Accumulated other comprehensive income	21,169	53,634	7,347
TOTAL SHAREHOLDERS’ EQUITY	382,534	798,611	109,409
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	390,540	800,214	109,629

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive (loss)/income

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses
General and administrative expenses	(284,778)	(134,599)	(126,182)	(17,287)
Total operating expenses	(284,778)	(134,599)	(126,182)	(17,287)
Loss from operations	(284,778)	(134,599)	(126,182)	(17,287)
Interest income	1,670	1,065	212	29
Other expenses, net	(293,695)	(55,317)	(48,732)	(6,676)
Share of (losses)/income of subsidiaries	(237,570)	88,972	469,786	64,360
Net (loss)/income	(814,373)	(99,879)	295,084	40,426
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	172,356	33,055	32,465	4,448
Comprehensive (loss)/income	(642,017)	(66,824)	327,549	44,874
Comprehensive (loss)/income attributable to ordinary shareholders	(642,017)	(66,824)	327,549	44,874

Condensed statements of cash flows

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(29,541)	(6,017)	(13,497)	(1,848)
Net cash generated from/(used in) investing activities	43,166	(28,219)	38,673	5,298
Net cash (used in)/generated from financing activities	(16,674)	3,341	(29,964)	(4,105)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	15,075	(629)	(42)	(6)
Net increase /(decrease) in cash and cash equivalents	12,026	(31,524)	(4,830)	(661)
Cash and cash equivalents at beginning of the year	24,500	36,526	5,002	685
Cash and cash equivalents at end of the year	36,526	5,002	172	24

(a)
Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10 Investment-Equity Method and Joint Ventures, such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of the subsidiaries’ losses or income as “Share of (losses)/income in subsidiaries” on the condensed statements of comprehensive (loss)/income. Under the equity method of accounting, the Company’s carrying amount of its investment in subsidiaries for its share of the subsidiaries cumulative losses were reduced to nil and the carrying amount of “Amounts due from subsidiaries” was further adjusted as of December 31, 2023 and 2024.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

The subsidiaries did not pay any dividends to the Company for the periods presented, and the Company did not declare or pay any dividends on their ordinary shares for the periods presented.

The Company does not have significant commitments or long-term obligations as of December 31, 2023 and 2024 other than those disclosed in Note 19.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.