Form 20-F
period 2025-12-31
Dingdong (Cayman) Ltd
filed 2026-04-24
CIK 1854545

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Song Wang, Chief Executive Officer

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

299,797,728 Class A ordinary shares (including 25,633,489 shares held by our ESOP platforms for future exercise of share option awards granted under our share incentive plans), par value US$0.000002 per share, as of December 31, 2025.

54,543,800 Class B ordinary shares, par value US$0.000002 per share, as of December 31, 2025.

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

Our reporting currency is the Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

NON-U.S. GAAP FINANCIAL INFORMATION

In this annual report, we disclose non-GAAP financial measures, such as non-GAAP net income, which is our net income excluding share-based compensation expenses, or non-GAAP net income margin, which is our non-GAAP net income as a ratio to revenues, in evaluating our operating results and for financial and operational decision-making purposes. We believe that the non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. We also believe that the non-GAAP financial measures provide useful information about our company’s results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. Our definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries as of December 31, 2025.

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

Moreover, based on the opinion of our PRC legal advisers for cybersecurity and data compliance, we are not required to proactively go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in

connection with our historical issuance of securities to foreign investors in June 2021, based on the following reasons: (i) the revised Measures for Cybersecurity Review promulgated by CAC on December 28, 2021, which require an online platform operator to proactively apply for cybersecurity with CAC if such operator possesses personal information of over one million users and pursues a foreign listing, took effect from February 15, 2022. Pursuant to the Legislative Law of PRC, the revised Cybersecurity Review Measures, which are departmental regulations, do not have retroactive effect, and therefore, such cybersecurity review requirement does not apply to our historical issuance of securities to foreign investors and our listing on NYSE in June 2021. In addition, such conclusion was also confirmed by our PRC legal advisers’ formal phone consultation with China Cybersecurity Review Technology and Certification Center on May 16, 2022, the only and competent institution appointed by the CAC to be responsible for accepting application for cybersecurity reviews, and (ii) we have not received any request from the CAC, with respect to cybersecurity review or any other approval from the CAC for operating our businesses or maintaining our listing on NYSE in June 2021.

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in mainland China—Restrictions on the remittance of Renminbi into and out of Mainland China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.” For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to Dingdong (Cayman) Limited by our PRC subsidiaries.

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

Under PRC laws, Dingdong (Cayman) Limited may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2023, 2024 and 2025, the aggregate amount of capital contribution by Dingdong (Cayman) Limited and our intermediate holding companies to our PRC subsidiaries were RMB12.3 million, nil and nil, respectively. For the years ended December 31, 2023, 2024 and 2025, the Cayman Islands holding company and our intermediary holding companies provided loans of RMB16.6 million, RMB0.1 million and nil, respectively, to our PRC subsidiaries, and received loan repayments of nil, nil and nil, respectively.

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

On June 30, 2020, the Standing Committee of the National People’s Congress of the PRC, or the Standing Committee of the NPC, promulgated the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, or the Law of PRC on Safeguarding National Security in Hong Kong, the interpretation of which involves a degree of uncertainty. The PRC government has also issued regulations on the supervision of overseas listed PRC businesses, and check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to mainland China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from mainland China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the United States, which could cause the value of our ADSs to significantly decline or become worthless. As of the date of this annual report, our Hong Kong subsidiary has not received any inquiry or notice or any objection from any PRC authority or Hong Kong authority.

Enforceability of Civil Liability

We are an exempted company with limited liability incorporated in the Cayman Islands and all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, all of our current directors and officers named in this annual report reside within mainland China and Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise.

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
•
We face risks associated with the sale of Dingdong Fresh BVI to Meituan.
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

We commenced our commercial operations in 2017 and have a limited operating history. We experienced significant growth since our inception. Our revenues were RMB24,359.9 million (US$3,483.4 million) in 2025, increased by 5.6% compared with 2024. Our average order value slightly decreased from RMB71.4 in 2024 to RMB70.1 in 2025. The revenue growth was mainly due to the rise of number of orders, resulting from a rise in the average monthly number of transacting users and a higher monthly order frequency, as well as newly opened frontline fulfillment stations with density and market penetration improved in East China. Additionally, our B2B revenue achieved year-over-year growth, with the revenue contribution from overseas B2B operations continuing to increase and posting rapid sequential growth. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing user spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, decreasing demand for online groceries, and changes in rules, regulations, government policies or general economic conditions. In addition, our growth pace may also be impacted by our strategic shift of focus on sustainable growth. It is difficult to evaluate our prospects as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected, and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

We have incurred net losses in the past and we may continue to incur losses in the future.

Starting from the third quarter of 2021, we shifted our strategic focus to "efficiency first, with due consideration of scale", and managed to achieve profitability. Guided by such strategy, we have achieved non-GAAP profitability for thirteen consecutive quarters and GAAP profitability for eight consecutive quarters. Additionally, we have recorded positive year-over-year revenue growth for eight consecutive quarters. We recorded net loss of RMB91.3 million in 2023, net income of RMB304.4 million in 2024 and net income of RMB231.7 million (US$33.1 million) in 2025, respectively, and non-GAAP net income of RMB45.4 million in 2023, RMB422.9 million in 2024, and RMB310.1 million (US$44.3 million) in 2025. Our revenue and profit in 2025 were affected by the impact of the price decline in CPI for certain major categories in our business. In addition, the first quarter of 2025 marked the commencement of our implementation of the 4G strategy, which emphasizes "good users, good products, good services, and good mindshare". Significant adjustments have been made to the company's objectives, organizational structure, and evaluation methods, and we continue to experience transitional challenges. Nevertheless, even amidst this period of transformation, we have achieved stable and sustained profitability. This sustained and steady scale growth, together with the steady achievement of profit targets, fully demonstrates our strategic resilience and execution excellence amid the current complex market and competitive landscape. However, we cannot assure you that we will be able to generate net profits in the future. Our ability to achieve and maintain profitability depends, in large part, on our capacity to increase our gross margin. This is accomplished by leveraging our product capabilities to manage our product mix, expand our product offerings, and optimize our fulfillment cost ratio through enhanced operational efficiency in the fulfillment process. Furthermore, our growth in scale plays a crucial role in securing more favorable terms from our suppliers. Accordingly, we intend to continue to invest for the foreseeable future in enhancement of product capabilities, technology innovation and research and development capabilities to support our sustainable growth. As a result of the foregoing, we may continue to incur losses in the future. In addition, any change in macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner may also affect our ability to achieve profitability, and cause us to incur losses in the future.

We face risks associated with the sale of Dingdong Fresh BVI to Meituan.

On February 5, 2026, we entered into a definitive share purchase agreement with Two Hearts Investments Limited (the “Buyer”), a wholly-owned subsidiary of Meituan (HKEX: 3690). Pursuant to the share purchase agreement we agreed to sell all issued and outstanding shares of Dingdong Fresh BVI which holds through a series of wholly-owned and majority equity interest subsidiaries substantially all of the Company’s operations in China (the “Transaction”). Our international business is not part of the Transaction and will be retained by the Company following any necessary reorganizational processes to be completed prior to the closing of the Transaction. The Transaction is still ongoing, with certain customary matters remaining to be completed in the near future.

The sale of Dingdong Fresh BVI to the Buyer may adversely affect our business, financial condition or results of operations, our relationships with our current and potential users and employees of Dingdong Fresh BVI, and could result in the loss of our users and key employees. The deconsolidation of Dingdong Fresh BVI after the closing of the Transaction may adversely affect our results of operations and future development strategy. Together with the transaction, we and Mr. Changlin Liang have entered into a five-year non-competition and non-solicitation covenant with the Buyer, which may pose potential restrictions to our To-C fresh grocery e-commerce business within the Greater China region and may adversely affect our relationship with existing partners and may have an adverse effect on our future growth prospects. After the closing and certain customary matters to be completed, there can be no assurance that we may achieve anticipated strategic benefits.

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

We source products from third-party suppliers and vendors. We had approximately 1,700 suppliers in 2025. Our suppliers include local farms, cooperatives, brands, regional distributors and manufacturers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing and payment terms and in sufficient quantities. We typically enter into one-year framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, pandemics, natural disasters or other causes. In the event that we are not able to procure products at favorable prices and at sufficient quantities, our revenues and cost of revenues may be materially and adversely affected. In the event any distributor or reseller does not have authority from the relevant farms or manufacturers to sell certain products to us, such distributor or reseller may cease selling such products to us at any time. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. Our accounts payable turnover days was 43.6 days in 2023 which decreased to 34.9 days in 2024. Our accounts payable turnover days increased slightly to 37.9 days in 2025. Despite our best efforts to have our suppliers paid in time, if we fail to pay our suppliers in a timely manner in accordance with the current payment terms, disputes may arise, and our relationship with our suppliers may deteriorate. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our users, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

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

We have successfully expanded our business to 28 cities across mainland China as of December 31, 2025. And, as of the date of this annual report, a significant portion of our revenue and GMV was derived from the Yangtze River Delta Megalopolis. We may selectively expand into more markets which we believe have growth potential. Expansion into new geographical areas involves new risks and challenges. Our lack of familiarity with, and relevant transaction data relating to, these geographical areas may make it more difficult for us to keep pace with the evolving consumer demands and preferences. In addition, there may be one or more existing market leaders in any geographical area that we decide to expand into. Such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their deeper data insight and greater brand recognition among consumers. We may need to adjust our pricing strategies and make additional marketing efforts to gain market share or remain competitive in new markets. Furthermore, we cannot assure you that we will be able to lease suitable fulfillment facilities on commercially acceptable terms or at all. Moreover, there may be a lack of demand for fresh grocery, the order density in those smaller, less developed areas may not be sufficient to allow us to operate our own delivery network in a cost-efficient manner and we may need to adjust our pricing strategies to adapt to local economic conditions. Also, the expansion into new geographical areas may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

We had in the past withdrawn from certain cities due to our shift of strategic focus, which resulted in decline in transacting user number and order volume, and we may continue to do so in the future.

Starting from the third quarter of 2021, we shifted our strategic focus to “efficiency first, with due consideration of scale”. Led by such initiative, we had withdrawn from cities which contributed immaterial GMV historically but required substantial investment and efforts to build up a strong market presence and achieve economy of scale. We also closed down certain regional processing centers and frontline fulfillment stations in these cities. In 2025, we only closed single-digit frontline fulfillment stations in existing cities as part of routine business adjustments rather than withdraw from any cities, apart from 61 new openings. This had resulted in incremental expenses, including among others, (i) costs related to the opening of new frontline fulfillment stations, (ii) penalties we paid to landlord for early termination of leases for our fulfillment facilities, (iii) employee severance payment due to early termination of their employment agreements, and (iv) loss on disposal of property and equipment. Our warehousing network is already dense in key areas like Shanghai, Suzhou, and Hangzhou. Building on this, we plan to focus our expansion on smaller and medium-sized cities in the Jiangsu, Zhejiang, and Shanghai regions, such as Xuancheng, Chuzhou and Taizhou, which we launched in 2025. By exploring and developing small city markets in Jiangsu, Zhejiang, and Shanghai, we have found a clear strategic path to breakthrough and sustainable growth in an increasingly competitive environment. However, we believe that this will enhance our operating efficiency and cost-effectiveness in the longer term. Going forward, we will closely monitor the performance of our existing markets, and may continue to withdraw from cities when necessary to further enhance our operational efficiency, which may negatively impact our performance and reputation.

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

Our inventories increased by 17.3% from RMB471.9 million as of December 31, 2023 to RMB553.6 million as of December 31, 2024, and further increased by 3.1% to RMB570.5 million (US$81.6 million) as of December 31, 2025. While our inventory turnover days are shorter than those of our peers, as we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, last amended on October 28, 2025 and took effect on January 1, 2026, which provides that network operators must meet their cybersecurity obligations and must take technical measures and other necessary measures to protect the safety and stability of their networks. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the PRC Cybersecurity Law and related data privacy and protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Privacy.” In addition, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law provides for a data security review procedure for the data processing activities that affect or may affect national security. It also imposes data security obligations on persons and entities conducting data processing activities and requires data processors to take necessary measures to protect data security. Furthermore, on August 20, 2021, the Standing Committee of the National People’s Congress issued the Personal Information Protection Law, which provides the basic regime for personal information protection and sets forth detailed obligations and responsibilities for personal information handlers in their collecting and processing personal information. Although we follow our long-standing policy that is to only access and process users’ personal information that is necessary for, and relevant to provision of our services and we update our privacy policies and practices from time to time for compliance with regulatory developments, we may be required to make further adjustments to our data processing practices as the PRC Data Security Law and PRC Personal Information Protection Law are promulgated and the interpretation of many of their specific requirements remain to be clarified by the government authorities or is otherwise subject to uncertainties.

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

We adopted a series of equity incentive plans to attract and retain key personnel and employees. In 2023, 2024 and 2025, we recorded share-based compensation expenses of RMB136.6 million, RMB118.5 million and RMB78.4 million (US$11.2 million), respectively. Competition for highly skilled personnel is often intense and we may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

As a public company in the United States, we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2025 and requires our auditor to attest to, and report on, the assessment made by our management.

In connection with the preparation of this annual report, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this assessment and evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. Our independent registered public accounting firm has issued an attestation report as of December 31, 2025. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could prevent us from identifying fraud and result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

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

On June 30, 2020, the Standing Committee of the NPC promulgated the Law of the PRC on Safeguarding National Security in Hong Kong. The interpretation of the Law of the PRC on Safeguarding National Security in Hong Kong involves a degree of uncertainty. On February 17, 2023, the PRC government issued regulations on the supervision of overseas listed PRC businesses. Under the new measures, the PRC government will enhance regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. The PRC government will also check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to mainland China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong.

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

Enterprises that qualify as small-scale enterprises with minimal profits (“SSE”) are eligible for a preferential enterprise income tax rate of 20%. A number of our PRC operating subsidiaries are qualified as SSE and thus entitled to enjoy a preferential tax rate of 20% in 2023, 2024 and 2025. If such subsidiaries fail to maintain its qualification as SSE under the relevant PRC laws and regulations, the applicable enterprise income tax rates may increase to 25%, which could have an adverse effect on our financial condition.

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

With the sale of Dingdong Fresh BVI to Meituan with certain customary matters remaining to be completed in the near future, majority of our revenue and operating cash would be from non-PRC subsidiaries, and our reliance on dividends from PRC subsidiaries would be limited.

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

Few hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. We have engaged in few hedging activities in 2025, in connection with entering into forward foreign exchange contracts to lock in wealth management exchange rates and hedge against foreign currency fluctuation risks. We may decide to enter into any hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

Companies operating in mainland China are required to participate in various employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where the businesses are operated. The requirement of employee benefit plans has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. In addition, we are required by PRC laws and regulations to comply with labor laws and regulations, including obtaining approvals for flexible working hour and comprehensive working hour systems. The government authorities may examine whether an employer has made adequate payments of the requisite employee benefit payments, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Although all of our PRC operating entities incorporated in various locations in the Chinese mainland have made the required employee benefit payments, we cannot assure you that we are able to make adequate contribution in a timely manner at all time. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

Our dual-class voting structure will concentrate a majority of voting power in our founder and will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

As of December 31, 2025, Mr. Changlin Liang, our founder and chairman of the board, beneficially owned 54,543,800 Class B ordinary shares. Mr. Changlin Liang beneficially owned approximately 25.2% of our total issued and outstanding share capital and 80.9% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are a “controlled company” within the meaning of the NYSE Listed Company Manual, because our founder and chairman of the board, Mr. Changlin Liang, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

We will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (a) 75% or more of our gross income for such year consists of certain “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (b) 50% or more of the value of our assets (generally determined based on an average of the quarterly value of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization and the nature and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025, although there can be no assurances in this regard.

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

On February 5, 2026, we entered into a definitive Share Purchase Agreement (the “Share Purchase Agreement”) with Two Hearts Investments Limited (the “Buyer”), a wholly-owned subsidiary of Meituan (HKEX: 3690). Pursuant to the Share Purchase Agreement, we have agreed to sell to the Buyer all issued and outstanding shares of Dingdong Fresh BVI, which holds through a series of wholly-owned and majority equity interest subsidiaries substantially all of our operations in China (the “Transaction”). The Buyer will pay cash consideration of US$717 million in the Transaction. In addition, we will have the right to receive prior to August 31, 2026 total cash not exceeding US$280 million from Dingdong Fresh BVI and its subsidiaries (provided that the total net cash of Dingdong Fresh BVI and its subsidiaries on a consolidated basis as of December 31, 2025 minus such amounts received by us shall not be less than US$150 million). As such, we expect that it will receive up to US$997 million in cash proceeds from the Transaction. This amount is subject to certain adjustments, including those based on certain net cash, net working capital and other financial line item thresholds of Dingdong Fresh BVI and its subsidiaries as of certain agreed upon dates. In the event that the net cash of Dingdong Fresh BVI and its subsidiaries on a consolidated basis as of December 31, 2025 minus the amounts received by us as described above is less than US$150 million, the Buyer has the right to adjust the purchase price cash consideration at closing for any such shortfalls. Our international business is not part of the Transaction and will be retained by us following any necessary reorganizational processes to be completed prior to the closing of the Transaction. As of the date of this annual report, the Transaction has not been completed, and is subject to the satisfaction or waiver of various customary conditions set forth in the Share Purchase Agreement, including the receipt of anti-monopoly clearance from the SAMR.

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

As a result, we have achieved significant scale in our business, and accumulated a massive and highly active user base. Our GMV increased from RMB21,969.3 million in 2023 to RMB25,557.4 million in 2024, and further increased to RMB26,436.2 million (US$3,780.3 million) in 2025. Starting from the third quarter of 2021, we strategically shifted our focus to “efficiency first with due consideration of scale”, aiming to achieve profitability to maximize our investors’ interests in us. Ever since our strategic shift, we have been focusing on further strengthening our product competitiveness while optimizing our fulfillment network, so as to increase user stickiness and secure their loyalty with us. Guided by the strategy, we have achieved non-GAAP profitability for thirteen consecutive quarters and GAAP profitability for eight consecutive quarters. Additionally, we have recorded positive year-over-year revenue growth for eight consecutive quarters. In 2024, our GMV and other financial and operating data achieved year-on-year growth compared to 2023, which is mainly due to the further penetration across regions, as well as the growth in user scale, penetration rate, user conversion rate and user ARPU. Building on this, we maintained positive annual scale growth and sustained profitability in 2025. The first quarter of 2025 marked the commencement of Dingdong's implementation of the 4G strategy, which emphasizes "good users, good products, good services, and good mindshare." In the third quarter of 2025, we introduced a new development framework called "One Big, One Small, One World" to guide the company's next stage of growth, emphasizing our high-volume, top-selling product strategy, establishing frontline fulfillment stations in smaller cities and expanding into these markets, and expanding into international markets. Specifically, our continuous optimizations in product development, operational efficiency, app-based recommendations, as well as the overall appeal of our offerings in 2025 have made our products more attractive to users and created a more seamless transition from browsing to purchasing. In turn, driven by our superior shopping experience that includes both products and services, we have helped users cultivate a habit of frequent repurchases. Consistent with our blockbuster product strategy, we have also successfully launched a number of top-selling products. In addition to the continuous improvement in user-related metrics and products, we further shifted our expansion focus to more small and medium-sized cities within the Jiangsu, Zhejiang and Shanghai regions. We entered three new cities in 2025, namely Xuancheng, Chuzhou and Taizhou. Furthermore, in line with our international expansion initiative, we have successfully expanded our business into overseas markets and established partnerships with many overseas partners. By the end of 2025, we had opened a total of 61 new frontline fulfillment stations throughout the year, which also boosted our GMV growth. Our focus on operational efficiency, along with our commitment to scalability, has proven instrumental in strengthening our user base and driving higher levels of customer engagement. As such, we believe that this will enhance our operating efficiency and cost-effectiveness in the longer term. Our revenues increased from RMB19,971.2 million in 2023 to RMB23,066.3 million in 2024 and further increased to RMB24,359.9 million (US$3,483.4 million) in 2025. Meanwhile, our average order value was RMB70.1, slight decrease when comparing with RMB71.4 in 2024. In addition, we recorded non-GAAP net income of RMB45.4 million, RMB422.9 million and RMB310.1 million (US$44.3 million) in 2023, 2024 and 2025, respectively.

Competitive Product Offering

Product competitiveness is a fundamental driver of our business. Our ability to continually develop new food products, improve in-house production, and penetrate deeper into upstream procurement help us stay ahead of the competition.

Product Variety

We offer a wide range of products, including fresh groceries, prepared food, and other food products. In the first quarter of 2025, we implemented a 4G strategy, which emphasizes "good users, good products, good services, and good mindshare", In the third quarter of 2025, we introduced a new development framework called "One Big, One Small, One World". Building on the successes of our good product approach, we are dedicated to developing a top-selling product system. These strategics shift allowed us to offer more and more differentiated and good products appeared on our app and gained user popularity. A cumulative total of over 18,000 SKUs are available on Dingdong Fresh in 2025. We entered the industry with fresh groceries, including vegetables, meat and eggs, fruits, and seafood, as our initial focal point, a segment known for high-frequency orders and relatively difficult procurement and fulfillment operations. Users, initially attracted to Dingdong Fresh because of the fresh groceries we offer, usually expand to other categories such as prepared food.

Prepared food refers to food that is washed, sliced, peeled, mixed or processed, and later packaged and preserved in different ways which are ready for consumption or can be consumed by customers by simple cooking. Dependent upon the degree of processing and ease of consumption, prepared food can be further categorized into ready-to-eat food, ready-to-heat food, ready-to-cook food, and ready-to-mix food. The fast-paced lifestyles of younger generation and growing preference for healthier and higher quality products have significantly boosted the popularity of prepared food which saves time, requires fewer efforts for cooking and is easy to handle and store. To tap into the new consumer trends among young families, approximately 3,000 SKUs of prepared food were available on Dingdong Fresh in 2025. Leveraging our superior supply chain management capabilities, advanced cold-chain logistics capabilities, and stringent quality control measures, we were able to incubate and source a variety of more innovative, fresher and healthier prepared food.

We also offer baked goods, dairy, seasonings, beverage, instant food, oil, and snacks, aiming to provide our users with a wide range of options to choose from.

Food Innovation

We believe that product development is the lifeblood of a company. We place significant emphasis on food innovation. In order to meet the increasing customer needs for diverse quality products for various dining scenarios, and leveraging our strong product development capabilities, we have successfully launched a series of private label products, particularly focusing on prepared food, rice and noodles, fresh groceries, and baked goods. Up to the date of this annual report, we had successfully launched a total of more than 23 private labels covering around 5,000 SKUs. Some of our signature private labels include Cai Chang Qing, Good Craftsman Noodles, Fresh Everyday Pork, Black Diamond Family, and You Dou Zhi. Since our launch of private label products in July 2020, we have seen an upward trend in the percentage that our private label products take among all the products that we sell. Private label products contributed around 20% of our total GMV in 2025. Notably, for non-fresh-grocery categories, including prepared meals, the GMV contribution from our private-label products has skyrocketed to over 35%.

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

We started our in-house production in July 2020, and as of December 31, 2025, we operated a total of 12 production plants in mainland China, primarily for fresh meat processing, and production of prepared food, noodles, pastas and dumplings, and bean-based products. All of our production plants are installed with advanced production facilities. In addition, we implemented advanced and scientific production procedures in our Dingdong production plants to ensure that all products meet high quality and safety standards, which makes us a trust-worthy brand to consumers.

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

Procurement

We sourced fresh groceries, prepared food and other food products from approximately 1,700 suppliers in 2025.

Procurement of Fresh Groceries

Direct Source Procurement

In 2025, a cumulative total of over 7,000 SKUs of fresh groceries were available on Dingdong Fresh. In order to provide quality fresh groceries on a daily basis, we have established direct relationships with our suppliers from the source of origin. Given the current spread for different agricultural products in mainland China, suppliers for fresh groceries are scattered widely across the country. However, in order to provide quality fresh groceries on a daily basis, we pride ourselves in procuring fresh groceries directly from the sources of origin by establishing direct relationships with local farms or cooperatives. In 2025, direct source procurement accounted for approximately 85% of total procurement costs in the same period.

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

Procurement of Prepared food and Other Food Products

In 2025, a cumulative total of approximately 11,000 SKUs of prepared food and other food products were available on our Dingdong Fresh. As our expansion to prepared food and other food products such as baked goods, dairy, seasonings, beverage, instant food, oil, and snacks, and have met widespread success, particularly among young consumers, we will increasingly focus on exploring new product categories to meet emerging and evolving consumption needs. Certain prepared food we offer on Dingdong Fresh are our private label products which are produced by ourselves. We also procure prepared food and other food products directly from other brand owners or distributors.

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

Reliable On-Demand Fulfillment

We deliver a satisfying user experience by fulfilling orders quickly and accurately. To this end, we have built our fulfillment infrastructure in selected cities for the prompt receipt, storage and delivery of our products. Our fulfillment infrastructure primarily consists of regional processing centers, frontline fulfillment grid and a last-mile delivery network. We operated over 40 regional processing centers in mainland China, as of December 31, 2025, to sort, package, label and store raw products prior to being distributed to frontline fulfillment stations. We had located more than 1,100 frontline fulfillment stations in 28 cities as of December 31, 2025, serving our users across the country. We manage our fulfillment network by regional clusters, where supply chain and management resources of cities in close proximity can complement each other.

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

Optimized Layout. Each of our frontline fulfillment station is typically around 300 to 400 square meters in size on average. They are strategically located to serve neighboring households within a radius of one to three kilometers and able to realize our 30-minute delivery target, which greatly assures the freshness of the products when they reach users. When determining where to establish a frontline fulfillment station, our site selection team generally takes into account several parameters, such as proximity to residential neighborhoods, neighborhood demographics, nearby traffic conditions, and other publicly available information. In addition, we also developed a proprietary site selection algorithm to facilitate the decision-making process. The algorithm takes into account parameters such as the locations of each nearby area of interest, or AOI, or point of interest, or POI, the estimated minimum and maximum order volume per AOI and POI, the proximity among AOIs and POIs, as well as the estimated utilization rate and operating costs for each frontline fulfillment station. We seek to locate and scatter our frontline fulfillment stations to ensure our products and services would be conveniently available to as many existing and potential users as possible. The optimized layout of our frontline fulfillment stations is critical to our overall operational flexibility and resilience. For example, if, under special circumstances, one frontline fulfillment station in a specific area is temporarily closed or short of capacity, we are able to quickly mobilize nearby stations to keep up with surge of orders and deliver stable and speedy services to our users. This capability allows us to serve our users during large public events, such as city marathons, that may temporarily disrupt the operation of frontline fulfillment stations in certain area and nearby traffic. Our warehousing network is already dense in key areas like Shanghai, Suzhou, and Hangzhou. Building on this, we plan to focus our expansion on smaller and medium-sized cities in the Jiangsu, Zhejiang, and Shanghai regions, such as Xuancheng, Chuzhou and Taizhou, which we launched in 2025. By exploring and developing small city markets in Jiangsu, Zhejiang, and Shanghai, we have found a clear strategic path to breakthrough and sustainable growth in an increasingly competitive environment. By the end of 2025, we had opened over 60 new frontline fulfillment stations throughout the year. Average daily order volume for these new fulfillment stations steadily ramped up. Our goal was to further strengthen our order fulfillment capabilities, reduce distribution costs, improve operational efficiency, and establish a solid foundation.

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

We closely monitor the operations of each of our frontline fulfillment stations through multiple dimensions, including among others, order volume, user coverage, inventory turnover, fulfillment efficiency, and labor efficiency. In 2025, we closed a single-digit number of frontline fulfillment stations in total, partly due to normal business adjustments and partly for efficiency considerations, for example, stations that had been only supporting a limited number of orders and/or showing slow inventory turnaround, we strategically merged their capacities with nearby ones. By doing so, we managed to further improve our overall operational efficiency. In addition, we also proactively optimized the geographic coverage of our fulfillment network through closing down a few frontline fulfillment stations in cities where we did not build up a strong presence. Expanding into new geographical locations involves new risks and challenges, and there is no assurance that a new market will always grow as we expect. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If our expansion into new geographical areas is not successful, our business prospects and results of operations may be materially and adversely affected.” Going forward, we will continue to closely monitor each local market we tap into, and optimize the layout of our frontline fulfillment stations when necessary to further reduce costs and improve operational efficiency.

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

The digitalization of our business enables us to accumulate massive amounts of multi-dimensional user behavior and supply chain data. This data is particularly valuable for the fresh groceries e-commerce sector, which is characterized by highly fragmented upstream and downstream players. The insights that we have gained through analyzing data compiled from massive transaction volume and diverse user coverage can be in turn fed back in to our algorithms and operations for better optimization and improvements. As a result, we deeply value and continue to invest in technology.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark, domain names, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2025, we had 41 registered patents, 80 pending patent registration applications, 496 registered trademarks, 107 pending trademark registration applications, registered copyrights to 34 pieces of artistic work and 31 pieces of software, and 32 domain names.

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

Enterprise Social Responsibility

Having a positive impact on the communities where we operate is an integral part of our business. Our commitment to our users, partners, investors, our employees and society as a whole is evidenced by the corporate social responsibilities initiatives. The initiatives mentioned in our previous years’ 20-F filings, for example, modernization of traditional agricultural practices, poverty alleviation, care for the elderly and the disabled, study program for farmers, educational field trips for younger generation, Lucid Waters and Lush Mountains initiatives, occupational safety, etc. are still applicable this year. In addition, the following items further reflects our social responsibilities efforts:

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

In 2025, we received numerous prestigious industry awards. we were honored with the "China Food Health Seven-Star Award" for the fourth time, and obtained the dual certifications of European BRCGS S&D and IFS Broker for three consecutive years with a year-on-year increase in its overall score, setting a new benchmark for the fresh e-commerce industry. Additionally, two of our cases won the first and third prizes in the 2025 CHINASHOP Golden Wing Competition and were selected as outstanding ESG benchmark cases, fully reflecting the industry’s high recognition of the our product safety, health management and quality control system.

In 2025, we played an important role in driving the development of the fresh e-commerce industry. We participated in the formulation of the group standard T/CCFAGS 059-2025 Guidelines for Authenticity Evaluation of Clean Label Foods initiated by the China Chain Store & Franchise Association (CCFA), which was officially issued in October 2025. Our continuous efforts in food safety and quality control have been widely recognized by the industry through a number of authoritative awards and certifications, further enhancing our industry influence.

In 2025, we launched a series of targeted food safety special initiatives. These initiatives were implemented across multiple dimensions, including supplier quality seminars, full-chain cold chain monitoring, unannounced quality control inspections at the source, as well as targeted improvements for key categories such as ice cream, meat and poultry, and swimming crabs. As a result, our overall product VOC decreased year on year, and no major food safety incidents occurred throughout the year, effectively strengthening its food safety defense line.

Information Security

To strengthen the information security awareness of all employees, standardize data security operational behaviors, prevent security risks such as information leakage and cyberattacks, and ensure the safe and stable operation of the Company’s business data and information systems, we have continuously advanced the construction of its information security system and carried out regular information security training and assessments for all employees.

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

On December 15, 2025, MOFCOM and NDRC released Industry Guidelines of Encouraged Foreign Investment (2025 Version), which took effect on February 1, 2026. On September 6, 2024, MOFCOM and NDRC promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version), which became effective on November 1, 2024.

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

To further regulate cybersecurity and privacy protection, the PRC Cybersecurity Law which was promulgated by the Standing Committee of NPC on November 7, 2016 and took effect on June 1, 2017, last amended on October 28, 2025 and took effect on January 1, 2026, provides that: subject to certain exceptions, (i) to collect and use personal information, network operators must follow the principles of legitimacy, rightfulness, and necessity, disclose their rules of data collection and use, clearly express the purposes, means, and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators can neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered, and must dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators cannot divulge, tamper with, or damage the personal information they have collected, and cannot provide the personal information to others without the consent of persons whose data is collected. According to the PRC Cybersecurity Law, personal information refers to all kinds of information that are recorded electronically or that can otherwise be used to independently identify or be combined with other information to identify natural persons’ personal information, including but not limited to natural persons’ names, dates of birth, identification numbers, biologically identified personal information, addresses, and telephone numbers. Any Internet information services provider that violates these privacy protection requirements under the PRC Cybersecurity Law and related laws and regulations may be ordered to turn in illegal gains generated from unlawful operations and pay a fine of no less than one but no more than ten times of the illegal gains and may be ordered to cease the relevant business operations when the violation is serious.

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

The Standing Committee of NPC promulgated the PRC Cybersecurity Law on November 7, 2016, which was amended on October 28, 2025 and took effect on January 1, 2026. According to the PRC Cybersecurity Law, personal information refers to all kinds of information that are recorded electronically or in other forms that can be used to independently identify or be combined with other information to identify natural persons’ personal information, including but not limited to natural persons’ names, dates of birth, identification numbers, biologically identified personal information, addresses and telephone numbers. Any network operators or providers of network products and services that violate the privacy protection requirements under the PRC Cybersecurity Law and related laws and regulations may be ordered to turn in illegal gains generated from unlawful operations and pay a fine of no less than one but no more than ten times of the illegal gains and may be ordered to cease the relevant business operations when the violation is serious.

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

Regulations Relating to E-Commerce

On March 15, 2021, the SAMR released the Administration Measures for the Supervision and of Online Trading, which took effect on May 1, 2021, last amended on March 18, 2025 and took effect on May 1, 2025, providing more detailed requirements for the online trading operators, such as clarifying the specific acts infringing consumers’ personal information in online trading, the prohibited contents contained in the standard terms used by the operators, and elaborating the measures shall be applicable to the operating activities of selling goods or providing services through social network and online live-streaming.

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

Regulations Relating to Anti-Unfair Competition

The Anti-Unfair Competition Law of the PRC, or the Anti-Unfair Competition Law, which was promulgated by the Standing Committee of NPC on September 2, 1993 and the most recent amendment took effect from October 15, 2025, provides that operators shall abide by freewill, equality, fairness and good faith principle and comply with laws and business ethics. The online business operator is required to comply with the Anti-Unfair Competition Law as well, such operator shall not, by utilizing technical methods to affect users’ options, among others, conduct any activities interfering with or destroying other operator’s online products or services.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015, and was partially amended on December 30, 2019 and March 23, 2023, respectively. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which took effect on the same date. Pursuant to SAFE Circular 16, FIEs (excluding financial institutions) may go through foreign exchange settlement formalities for their foreign debts at their discretion. Violations of such SAFE circulars could result in severe monetary or other penalties. On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which was partially amended on December 4, 2023, pursuant to which FIEs whose approved business scope does not include equity investments are allowed to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in mainland China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

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

Value-Added Tax

Pursuant to the Value-added Tax Law of the PRC and the Regulations for the Implementation of the Value-Added Tax Law of the PRC , promulgated by the SCNPC on December 25, 2024 and became effective on January 1, 2026, all entities and individuals in the PRC engaging in the sale of goods, the provision of processing, repairs and replacement services, and the importation of goods are required to pay value-added tax. For taxpayers selling or importing goods, the general tax rate shall be 13% unless otherwise specified in the aforesaid regulations.

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

The following is a list of our principal subsidiaries as of December 31, 2025:

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

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of December 31, 2025:

D. Property, Plant and Equipment

Our principal place of business is located in Shanghai, mainland China. As of December 31, 2025, we lease more than 1,100 properties including our offices and all of our regional processing centers and frontline fulfillment stations in 28 cities in mainland China. These leases vary in duration from two to four years.

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

Since our initial entry into Shanghai in May 2017, we have successfully expanded our business to many cities across mainland China. Demonstrating our ability to leverage our core capabilities and replicate our success in new markets. Starting from the third quarter of 2021, we strategically shifted our focus to “efficiency first with due consideration of scale”, aiming to achieve profitability to maximize our investors’ interests in us. Ever since our strategic shift, we have been focusing on further strengthening our product competitiveness while optimizing our fulfillment network, so as to increase user stickiness and secure their loyalty with us. In 2024, our GMV and other financial and operating data achieved year-on-year growth compared to 2023, which is mainly due to the further penetration across regions, as well as the growth in user scale, penetration rate, user conversion rate and user ARPU. Building on this, we maintained positive annual scale growth and sustained profitability in 2025. In addition to the continuous improvement in user-related metrics, we further shifted our expansion focus to more small and medium-sized cities within the Jiangsu, Zhejiang and Shanghai regions. We newly entered three cities in 2025, namely Xuancheng, Chuzhou and Taizhou. By exploring and developing small city markets in Jiangsu, Zhejiang, and Shanghai, we have found a clear strategic path to breakthrough and sustainable growth in an increasingly competitive environment. By the end of 2025, we had opened a total of 61 new frontline fulfillment stations throughout the year, which also boosted the GMV growth. Our focus on operational efficiency, along with our commitment to scalability, has proven instrumental in strengthening our user base and driving higher levels of customer engagement. As such, we believe that this will enhance our operating efficiency and cost-effectiveness in the longer term.

Our total revenues has increased from RMB19,971.2 million in 2023 to RMB23,066.3 million in 2024 and further increased to RMB24,359.9 million (US$3,483.4 million) in 2025. We have recorded positive year-over-year revenue growth for eight straight quarters in 2025. Our total GMV has increased from RMB21,969.3 million in 2023 to RMB25,557.4 million in 2024, and further increased to RMB26,436.2 million (US$3,780.3 million) in 2025. We recorded net loss of RMB91.3 million in 2023 with net loss margin of 0.5%, and recorded a full year net income of RMB304.4 million, and RMB231.7 million (US$33.1 million) in 2024 and 2025 with net income margin of 1.3% and 1.0%, respectively. In addition, we have achieved non-GAAP profitability for thirteen consecutive quarters. We recorded non-GAAP net income of RMB45.4 million, RMB422.9 million, and RMB310.1 million (US$44.3 million) in 2023, 2024 and 2025, respectively, and our non-GAAP net income margin was 0.2%, 1.8% and 1.3%, in 2023, 2024 and 2025, respectively.

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

Specific Factors Affecting Our Results of Operations

While our business is influenced by the general factors set forth above, our results of operations are also more directly affected by specific factors relating to our business, including:

Our ability to further enhance product competitiveness to efficiently drive average order value

Product competitiveness is a fundamental driver of our business growth. Our ability to continually introduce compelling and quality new products and refine our current product offering maintains the stability of our average order value. Our average order value was RMB72.1, RMB71.4 and RMB70.1 in 2023, 2024, and 2025, respectively. The slight decrease in 2025 was primarily due to the impact of declining consumer prices for certain commodities.

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

Our ability to manage our costs and expenses

Our results of operations are directly affected by our ability to further increase our business scale, realize economies of scale in our costs and expenses and further improve our operating efficiency. Cost of goods sold and fulfillment expenses are the two largest components of our costs and expenses, representing 69.3% and 23.5%, respectively, of our revenues in 2023, 69.9% and 22.0%, respectively, of our revenues in 2024, 70.8% and 21.9%, respectively, of our revenues in 2025. As we further enhance our product competitiveness, improve our operating efficiency and our business further grows in scale, we expect to further optimize our costs of goods sold and fulfillment expense structures and operating efficiency, benefiting our cash flow with favorable mix of trade payables, trade receivables and receivable turnover days.

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

Our ability to improve our sourcing capabilities

Our results of operations are also affected by our ability to improve our sourcing capabilities and optimize products offerings on Dingdong Fresh. Direct source procurement assures us a stable and diverse supply of high quality products, while continuously strengthen our bargaining power and reducing procurement costs. In 2025, we sourced a cumulative total of over 16,000 SKUs, including fresh groceries, prepared food and other food products from approximately 1,700 suppliers. In particular, direct source procurement of fresh groceries, where directly sourcing from cooperatives and farms, accounted for approximately 85% of total fresh groceries procurement costs in the same period. Additionally, we carefully chose reliable farms to implement order-based production, where we determine the selection and quantity of products to procure based on project demand. We plan to further enhance our upstream procurement and direct sourcing capabilities as we deepen our relationships with our suppliers. In addition, to improve supply chain efficiency, we will continue to empower our upstream farms and suppliers and our own supply chain management through further enhancing digitalization and promoting standardization, and ensure end-to-end quality control over products on Dingdong Fresh. Our ability to improve our sourcing capabilities will also let us offer a wider variety of products on Dingdong Fresh, which will increase our total revenues while help us maintain an efficient cost structure.

Our ability to effectively invest in our fulfillment infrastructure and technology

Our results of operations depend in part on our ability to invest in our fulfillment infrastructure and technology to cost-effectively meet the demands of our anticipated growth. As of December 31, 2025, we operated in 28 cities in mainland China, with a self-operated grid of over 40 regional processing centers and more than 1,100 frontline fulfillment stations on our leased properties. We plan to continue our investment in core technology areas such as AI, big data and algorithm optimization to strengthen our existing technical advantages to support the proper functions of our fulfillment infrastructure. We expect these technology initiatives to provide innovative features, solutions and services to our users and suppliers, while increasing our operational efficiency. Our ability to effectively invest in our fulfillment infrastructure and technology may decrease our fulfillment expenses as a percentage of our total revenues in the long run, but require upfront capital investments and expenditures in the short run, both of which would affect our operating costs and expenses.

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

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Product revenues	19,721,428	22,743,113	24,017,888	3,434,512
Service revenues	249,791	323,141	342,000	48,905
Total revenues	19,971,219	23,066,254	24,359,888	3,483,417
Operating costs and expenses:
Cost of goods sold	(13,847,949)	(16,120,363)	(17,253,005)	(2,467,147)
Fulfilment expenses	(4,700,879)	(5,076,530)	(5,334,875)	(762,877)
Sales and marketing expenses	(392,834)	(523,088)	(477,201)	(68,239)
Product development expenses	(802,890)	(799,969)	(821,969)	(117,540)
General and administrative expenses	(359,096)	(424,376)	(486,163)	(69,520)
Total operating costs and expenses	(20,103,648)	(22,944,326)	(24,373,213)	(3,485,323)
Other operating income, net	2,307	92,625	145,006	20,736
(Loss)/income from operations	(130,122)	214,553	131,681	18,830
Interest income	157,486	154,430	125,555	17,954
Interest expenses	(98,954)	(47,298)	(16,788)	(2,401)
Other income/(expenses), net	(269)	(1,270)	407	59
(Loss)/income before income tax	(71,859)	320,415	240,855	34,442
Income tax expenses	(19,420)	(16,016)	(9,159)	(1,310)
Net (loss)/income	(91,279)	304,399	231,696	33,132

Non-GAAP Measures

We report our financial results in accordance with generally accepted accounting principles in the U.S. (“GAAP”); however, management evaluates our results of operations using, among other measures, non-GAAP net income or non-GAAP net income margin in evaluating our operating results and for financial and operational decision-making purposes. We believe that the non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. We also believe that the non-GAAP financial measures provide useful information about our company’s results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

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

The following tables present a reconciliation of net (loss)/income to non-GAAP net income for the periods presented:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(91,279)	304,399	231,696	33,132
Add: share-based compensation expenses	136,646	118,490	78,437	11,216
Non-GAAP net income	45,367	422,889	310,133	44,348

	For the year ended December 31,
	2023	2024	2025
Net (loss)/income margin	(0.5)%	1.3%	1.0%
Add: share-based compensation expenses	0.7%	0.5%	0.3%
Non-GAAP net income margin	0.2%	1.8%	1.3%

Key Components of Results of Operations

Revenues

Revenues consist of (i) product revenues and (ii) service revenues. The following table sets forth a breakdown of our revenues by type in absolute amounts for the periods indicated:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Product revenues	19,721,428	22,743,113	24,017,888	3,434,512
Service revenues	249,791	323,141	342,000	48,905
Total revenues	19,971,219	23,066,254	24,359,888	3,483,417

We generate product revenues from sale of products on Dingdong Fresh, accounting for significantly all of our revenues in 2023, 2024 and 2025. We also generate a small amount of service revenues primarily from Dingdong membership fees paid by our members.

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

	For the years ended December 31
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Operating costs and expenses:
Cost of goods sold	13,847,949	69.3%	16,120,363	69.9%	17,253,005	2,467,147	70.8%
Fulfilment expenses	4,700,879	23.5%	5,076,530	22.0%	5,334,875	762,877	21.9%
Sales and marketing expenses	392,834	2.0%	523,088	2.3%	477,201	68,239	2.0%
Product development expenses	802,890	4.0%	799,969	3.5%	821,969	117,540	3.4%
General and administrative expenses	359,096	1.9%	424,376	1.8%	486,163	69,520	2.0%
Total operating costs and expenses	20,103,648	100.7%	22,944,326	99.5%	24,373,213	3,485,323	100.1%

Costs of goods sold. Costs of goods sold primarily consists of procurement costs of finished goods and material procurement costs, labor costs and processing costs for fresh groceries and private label products.

Fulfillment expenses. Fulfillment expenses consist primarily of (i) outsourcing expenses charged by third-party labor service companies for provision of delivery riders and workers at our regional processing centers and frontline fulfillment stations, (ii) warehouse leasing of regional processing centers and frontline fulfillment stations and (iii) logistics expenses charged by third-party couriers. Outsourcing expenses amounted to RMB2,603.5 million, RMB2,982.1 million and RMB3,121.0 million (US$446.3 million) in 2023, 2024 and 2025, representing 55.4%, 58.7% and 58.5% of total fulfillment expenses, respectively. We expect our fulfillment expenses to decrease as a percentage of our revenues in the near future, as we further improve our operating efficiencies.

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

Enterprises that qualify as SSE are eligible for a preferential enterprise income tax rate of 20%. A number of our PRC operating subsidiaries are qualified as SSE and thus entitled to enjoy a preferential tax rate of 20% in 2023, 2024 and 2025.

Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, normally a 10% withholding tax is levied on dividends declared to foreign investors from mainland China.

We incurred income tax expenses of RMB19.4 million, RMB16.0 million and RMB9.2 million (US$1.3 million) for the years ended December 31, 2023, 2024 and 2025.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our revenues increased from RMB23,066.3 million in 2024 to RMB24,359.9 million (US$3,483.4 million) in 2025.

Product revenues. Product revenues increased from RMB22,743.1 million in 2024 to RMB24,017.9 million (US$3,434.5 million) in 2025, mainly due to the rise of number of orders resulting from rise in the average monthly number of transacting users and higher monthly order frequency, and new opened frontline fulfillment stations with density and market penetration improved in East China. Additionally, our B2B revenue achieved year-over-year growth, with the revenue contribution from overseas B2B operations continuing to increase and posting rapid sequentially.

Service revenues. Service revenues increased from RMB323.1 million in 2024 to RMB342.0 million (US$48.9 million) in 2025, primarily driven by the increase of customers subscribing to our membership program.

Operating costs and expenses

Cost of goods sold. Our cost of goods sold increased by 7.0% from RMB16,120.4 million in 2024 to RMB17,253.0 million (US$2,467.1 million) in 2025. Cost of goods sold as a percentage of revenues increased slightly from 69.9% in 2024 to 70.8% in 2025.

Fulfillment expenses. Our fulfillment expenses increased by 5.1% from RMB5,076.5 million in 2024 to RMB5,334.9 million (US$762.9 million) in 2025, primarily due to an increase of RMB139.0 million in outsourcing expenses. Fulfillment expenses as a percentage of revenues slightly decreased from 22.0% in 2024 to 21.9% in 2025, primarily due to the increased order volume which boosted operational efficiency and was driven by the improved efficiency of regional processing centers.

Sales and marketing expenses. Our sales and marketing expenses decreased by 8.8% from RMB523.1 million in 2024 to RMB477.2 million (US$68.2 million) in 2025, primarily due to an decrease of RMB58.1 million in spending on sales and marketing activities and RMB37.5 million in staff costs.

Product development expenses. Our product development expenses increased by 2.8% from RMB800.0 million in 2024 to RMB822.0 million (US$117.5 million) in 2025. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure, to further enhance our competitiveness.

General and administrative expenses. Our general and administrative expenses increased by 14.6% from RMB424.4 million in 2024 to RMB486.2 million (US$69.5 million) in 2025, mainly due to an increase of RMB62.2 million in staff costs.

Other operating income, net

Our other operating income, net was RMB145.0 million (US$20.7 million) in 2025, compared with RMB92.6 million in 2024, mainly due to an increase of RMB26.4 million in government subsidies.

Income from operations

As a result of the foregoing, we had income from operations of RMB131.7 million (US$18.8 million) in 2025, compared to income from operations of RMB214.6 million in 2024.

Interest income

Our interest income decreased by 18.7% from RMB154.4 million in 2024 to RMB125.6 million (US$18.0 million) in 2025. We have been continuously optimizing the efficiency of our capital utilization and financing structure. While proactively reducing short-term borrowings, the cash and cash equivalents as well as short-term investments have correspondingly decreased, which resulted in a decline in interest income.

Interest expenses

Our interest expenses decreased by 64.5% from RMB47.3 million in 2024 to RMB16.8 million (US$2.4 million) in 2025, primarily due to less reversed factoring arrangements.

Income before income tax

Primarily as a result of the foregoing, our income before income tax was RMB240.9 million (US$34.4 million) in 2025, compared to income before income tax of RMB320.4 million in 2024.

Income tax expenses

As compared to RMB16.0 million income tax expenses we incurred in 2024, we incurred income tax expenses of RMB9.2 million (US$1.3 million) in 2025. Our income tax expenses in 2025 was primarily due to taxable profit generated in the same period.

Net income

As a result of the foregoing, our net income was RMB231.7 million (US$33.1 million) in 2025, compared to the net income of RMB304.4 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues increased from RMB19,971.2 million in 2023 to RMB23,066.3 million in 2024.

Product revenues. Product revenues increased from RMB19,721.4 million in 2023 to RMB22,743.1 million in 2024, primarily attributed to the increased numbers of transacting users, improved user conversion rates, higher user ARPU, increased frequency of monthly purchases and expanding our station network in Jiangsu, Zhejiang, and Shanghai this year.

Service revenues. Service revenues increased from RMB249.8 million in 2023 to RMB323.1 million in 2024, primarily driven by the increase of customers subscribing to our membership program.

Operating costs and expenses

Cost of goods sold. Our cost of goods sold increased by 16.4% from RMB13,847.9 million in 2023 to RMB16,120.4 million in 2024. Cost of goods sold as a percentage of revenues increased slightly from 69.3% in 2023 to 69.9% in 2024.

Fulfillment expenses. Our fulfillment expenses increased by 8.0% from RMB4,700.9 million in 2023 to RMB5,076.5 million in 2024, primarily due to an increase of RMB378.6 million in outsourcing expenses. Fulfillment expenses as a percentage of revenues slightly decreased from 23.5% in 2023 to 22.0% in 2024, primarily due to the increased order volume which boosted operational efficiency and was driven by the improved efficiency of regional processing centers.

Sales and marketing expenses. Our sales and marketing expenses increased by 33.2% from RMB392.8 million in 2023 to RMB523.1 million in 2024, primarily due to an increase of RMB62.2 million in spending on sales and marketing activities and RMB48.2 million in staff costs.

Product development expenses. Our product development expenses decreased by 0.4% from RMB802.9 million in 2023 to RMB800.0 million in 2024. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure, to further enhance our competitiveness.

General and administrative expenses. Our general and administrative expenses increased by 18.2% from RMB359.1 million in 2023 to RMB424.4 million in 2024, mainly due to an increase of RMB29.8 million in staff costs and RMB17.6 million in professional service fees.

Other operating income, net

Our other operating income, net was RMB92.6 million in 2024, compared with RMB2.3 million in 2023, mainly due to (i) an increase of RMB42.9 million in government subsidies, and (ii) a decrease of RMB17.5 million in compensation or penalties paid for early termination of contracts.

(Loss)/income from operations

As a result of the foregoing, we had income from operations of RMB214.6 million in 2024, compared to loss from operations of RMB130.1 million in 2023.

Interest income

Our interest income decreased by 2.0% from RMB157.5 million in 2023 to RMB154.4 million in 2024. We have been continuously optimizing the efficiency of our capital utilization and financing structure. While proactively reducing short-term borrowings, the cash and cash equivalents as well as short-term investments have correspondingly decreased, which resulted in a decline in interest income.

Interest expenses

Our interest expenses decreased by 52.2% from RMB99.0 million in 2023 to RMB47.3 million in 2024, primarily due to less reversed factoring and short-term borrowings.

(Loss)/income before income tax

Primarily as a result of the foregoing, our income before income tax was RMB320.4 million in 2024, compared to loss before income tax of RMB71.9 million in 2023.

Income tax expenses

As compared to RMB19.4 million income tax expenses we incurred in 2023, we incurred income tax expenses of RMB16.0 million in 2024. Our income tax expenses in 2024 was due to taxable profit generated in the same period.

Net (loss)/income

As a result of the foregoing, our net income was RMB304.4 million in 2024, compared to the net loss of RMB91.3 million in 2023.

Critical Accounting Policies, Judgments and Estimates

We have identified certain accounting policies, judgments, and estimates that are significant to the preparation of our historical financial information in accordance with the U.S. generally accepted accounting principles (“U.S. GAAP”). Our accounting policies, which are important for an understanding of our financial position and results of operations, are set forth in detail in Note 2 to the consolidated financial statements included elsewhere in this annual report.

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

We recognize revenues net of discounts and return allowances. We rarely issue coupons concurrent with the completion of a sales transaction, and any revenue allocated to such coupons was immaterial for all periods presented. The discounts and coupons are recorded as a deduction of revenue when used by customers, except for referral coupons, which are recognized as sales and marketing expenses when customers provide a customer referral. We allow for return of fresh groceries and other products within 24 hours and 7 days, respectively. We estimate a provision for product returns based on historical experience.

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

Impairment of long-lived assets

We evaluate the recoverability of our long-lived assets, including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. For purposes of assessing recoverability, we identified each individual geographical region that is serviced by various regional processing centers and frontline fulfillment stations to be the lowest level of independent cash flows. A long-lived asset group is not recoverable if the carrying value is higher than the undiscounted future cash flows expected to result from their use. Impairment losses are measured based on the excess of the asset group’s carrying amount over its fair value and reduces the carrying amount of the long-lived assets in the asset group on a pro rata basis using the relative carrying amounts of those assets. The adjusted carrying amounts after an impairment charge represent the new cost basis and are depreciated over their remaining useful lives. No impairment losses were recognized for the years ended December 31, 2023, 2024 and 2025.

In determining the fair value of our long-lived asset groups with impairment indicators, we consider the highest and best use of their long-lived assets from a market participants’ perspective, which is determined to be the higher of the discounted future cash flows from operating the long-lived asset groups and the price market participants would pay to sub-lease the leased properties, even if that use differs from our current or intended use of the asset group. We estimate the fair value of our long-lived asset groups with the assistance of an independent third-party valuation firm.

We use considerable judgement to estimate the price market participants would pay to sub-lease the leased properties, which are based on comparable market rental information that could be reasonably obtained for the property. These assumptions are also affected by economic and market conditions with uncertain future outcomes.

We also perform sensitivity analyses over the estimates of market rental rates that market participants would be willing to pay to sub-lease the leased properties. The quantitative impairment assessment performed by us as of December 31, 2023, 2024 and 2025 indicated that the fair value of the long-lived assets exceeded their carrying value and, therefore, did not result in an impairment charge.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere in this annual report.

B.
Liquidity and Capital Resources

To date, we have financed our capital requirements primarily through cash generated by historical equity and debt financing activities and capital contributions from our shareholders. We had cash and cash equivalents, restricted cash and short-term investments of RMB5,309.7 million, RMB4,452.2 million and RMB3,976.8 million (US$568.7 million) as of December 31, 2023, 2024 and 2025, respectively. We are continuously improving the efficiency of capital use and our financing structure. After deducting the balance of short-term borrowings from the aggregate amount of cash and cash equivalents, restricted cash, short-term investments and long-term deposits included in the other non-current assets, the actual balance of our own funds was RMB2,009.5 million, RMB2,845.9 million and RMB3,140.3 million (US$449.1 million) as of December 31, 2023, 2024 and 2025, respectively.

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

As of December 31, 2025, substantially all of our cash and cash equivalents were held in mainland China and substantially all were denominated in Renminbi and U.S. dollars. As of December 31, 2025, 99.9% of our cash and cash equivalents were held by our subsidiaries.

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

Cash Flow Summary

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(234,606)	929,027	535,514	76,577
Net cash generated from investing activities	519,329	475,500	429,602	61,432
Net cash generated used in financing activities	(934,424)	(1,723,923)	(743,342)	(106,296)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	456	(94)	(4,854)	(693)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(649,245)	(319,490)	216,920	31,020
Cash and cash equivalents and restricted cash at the beginning of the year	1,858,950	1,209,705	890,215	127,299
Cash and cash equivalents and restricted cash at the end of the year	1,209,705	890,215	1,107,135	158,319

Operating activities

For the year ended December 31, 2025, net cash generated from operating activities was RMB535.5 million (US$76.6 million), which was primarily attributable to (i) net income of RMB231.7 million (US$33.1 million), as adjusted by non-cash items, which primarily comprised (a) share-based compensation expenses of RMB78.4 million (US$11.2 million), (b) depreciation and amortization expenses of RMB97.5 million (US$13.9 million), (c) Non-cash operating lease expense to reduce operating lease right-of-use assets of RMB717.5 million (US$102.6 million), and (ii) changes in operating assets and liabilities, was primarily the result of (a) an increase of RMB259.9 million (US$37.2 million) in accounts payable, partially offset by (b) a decrease of RMB691.0 million (US$98.8 million) in operating lease liabilities, (c) an increase of RMB68.3 million (US$9.8 million) in accounts receivable, and (d) an increase of RMB51.4 million (US$7.3 million) in advance to suppliers.

For the year ended December 31, 2024, net cash generated from operating activities was RMB929.0 million, which was primarily attributable to (i) net income of RMB304.4 million, as adjusted by non-cash items, which primarily comprised (a) share-based compensation expenses of RMB118.5 million, (b) depreciation and amortization expenses of RMB114.6 million, (c) Non-cash operating lease expense to reduce operating lease right-of-use assets of RMB717.1 million, and (ii) changes in operating assets and liabilities, was primarily the result of (a) an increase of RMB238.3 million in accounts payable, (b) an increase of RMB95.0 million in accrued expenses and other current liabilities, and (c) an increase of RMB84.1 million in salary and welfare payable, partially offset by (d) a decrease of RMB721.0 million in operating lease liabilities, and(e) an increase of RMB81.7 million in inventories.

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

Investing activities

For the year ended December 31, 2025, net cash inflow of investing activities was RMB429.6 million (US$61.4 million), which was primarily attributable to (i) maturities from short-term investments of RMB5,342.9 million (US$764.0 million), partially offset by (ii) purchases of short-term investments of RMB4,731.7 million (US$676.6 million), (iii) purchase of property and equipment of RMB177.8 million (US$25.4 million).

For the year ended December 31, 2024, net cash inflow of investing activities was RMB475.5 million, which was primarily attributable to (i) maturities from short-term investments of RMB6,272.7 million, partially offset by (ii) purchases of short-term investments of RMB5,704.1 million, (iii) purchase of property and equipment of RMB98.2 million.

For the year ended December 31, 2023, net cash inflow of investing activities was RMB519.3 million, which was primarily attributable to (i) maturities from short-term investments of RMB8,734.8 million, partially offset by (ii) purchases of short-term investments of RMB8,167.4 million, (iii) purchase of property and equipment of RMB83.3 million.

Financing activities

For the year ended December 31, 2025, net cash used in financing activities was RMB743.3 million (US$106.3 million), which primarily comprised of (i) repayment of short-term borrowings of RMB5,699.9 million (US$815.1 million), partially offset by (ii) proceeds from short-term borrowings of RMB4,965.1 million (US$710.0 million).

For the year ended December 31, 2024, net cash used in financing activities was RMB1,723.9 million, which primarily comprised of (i) repayment of short-term borrowings of RMB10,089.3 million, partially offset by (ii) proceeds from short-term borrowings of RMB8,395.4 million.

For the year ended December 31, 2023, net cash used in financing activities was RMB934.4 million, which primarily comprised of (i) repayment of short-term borrowings of RMB12,824.3 million partially offset by (ii) proceeds from short-term borrowings of RMB11,886.6 million.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment. Our total capital expenditures were RMB83.3 million, RMB98.2 million and RMB177.8 million (US$25.4 million) in 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to enhance our supply chain and product capability and meet the expected growth of our business.

Contractual Obligations

The following table sets forth our material contractual obligations as of December 31, 2025.

	Payment Due by Period
	Total	2026	2027	2028	2029	2030 and thereafter
	(RMB in thousands)
Operating lease commitments	1,741,859	753,350	455,631	303,780	151,821	77,277
Capital expenditure commitment	12,021	12,021	—	—	—	—

Other than as shown above, we did not have any material capital and other commitments, long-term obligations, guarantees or other reasonably likely material cash requirements (even if not contractual and not recognized as liabilities) as of December 31, 2025.

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “Consolidated Financial Statements” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China—Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.” For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to Dingdong (Cayman) Limited by our PRC subsidiaries.

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

Under PRC laws, Dingdong (Cayman) Limited may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2023, 2024 and 2025, the aggregate amount of capital contribution by Dingdong (Cayman) Limited and our intermediate holding companies to our PRC subsidiaries were RMB12.3 million, nil and nil, respectively. For the years ended December 31, 2023, 2024 and 2025, the Cayman Islands holding company and our intermediary holding companies provided loans of RMB16.6 million, RMB0.1 million and nil, respectively, to our PRC subsidiaries, and received loan repayments of nil, nil and nil, respectively.

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “Consolidated Financial Statements” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China—Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.” For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to Dingdong (Cayman) Limited by our PRC subsidiaries.

C.
Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.
Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates.”

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Changlin Liang	54	Founder and Chairman of the Board
Song Wang	43	Director and Chief Executive Officer
Yi Ding	40	Director and Chief Operating Officer
Eric Chi Zhang	51	Director
Ed Yiu Cheong Chan	64	Independent Director
Philip Wai Lap Leung	67	Independent Director
Zhijian Xu	55	Chief Merchandising Officer
Zhou Chen	43	Senior Finance Director

* Mr Xu Jiang ceased to be our chief technology officer since the end of March 2026.

Changlin Liang is our founder, and has served as our Chairman of the Board since our inception, and previously our chief executive officer. Mr. Liang is a successful serial entrepreneur with expertise in product design and technology development. Mr. Liang bears a unique and long-term vision into our industry, and has a deep understanding of mainland China’s new retail industries, agricultural supply chain, and family consumption demand. Prior to founding our company, Mr. Liang founded iYaya.com and MaMaBang App in April 2003, an online platform focusing on the parenting and maternity markets. Prior to that, Mr. Liang independently developed the world’s first and one of the best-selling video cutting and merging tools, Easy Video Joiner & Splitter, in 2002. Mr. Liang received his bachelor’s degree of engineering from National University of Defense Technology in July 1994 and obtained his master’s degree in communication and information system from Lanzhou University in June 2000.

Song Wang has served as our director since September 2023, our chief executive officer since March 2026, and previously our senior vice president and chief financial officer. With nearly 17 years of experience in mainland China's consumer and retail industry, Mr. Song Wang is no doubt an industry veteran with deep insights of the sector the Company competes in. Prior to joining the Company, Mr. Wang worked in a handful of mainland China's leading e-commerce and new retail companies, endorsed by Alibaba (NYSE: BABA and HKEX: 9988). He served as the financial director of Ele.me, the chief financial officer of Lianhua Supermarket (HKEx: 0980), and head of the finance department of Hema Fresh. Prior to that, Mr. Wang worked in finance department of several companies, managing and running their finance activities. He served as the senior financial director of Yiguo E-Commerce, the head of Financial Shared Service Center of Yihai Kerry (more commonly known as Jinlongyu, SZSE: 300999), and the financial manager of Huawei Technologies. Mr. Wang holds a bachelor's degree in management from Tiangong University.

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

Eric Chi Zhang has served as our director since June 2021. Mr. Zhang is Chairman of General Atlantic’s business in China. Prior to joining General Atlantic, Mr. Zhang was a Global Partner and Managing Director at The Carlyle Group, where he focused on investment opportunities in Asia from 2006 to 2016 and he also served as a board member for both the general partner and the management company of Carlyle Beijing Partners Fund. Before joining Carlyle in 2006, Mr. Zhang was a Vice President of M&A at Credit Suisse, based in the firm’s Hong Kong office. Prior to that, he was a Vice President in the Investment Banking Division at China International Capital Corporation Limited in Beijing. Mr. Zhang received an M.A. in Economics from Shanghai University of Finance and Economics.

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

Philip Wai Lap Leung has served as our independent director since June 2021. Mr. Leung has over 30 years of experience at Ernst & Young where he served as managing partner of Shanghai office from 1994 to 2004, managing partner of listing services in Greater China from 2005 to 2009, managing partner of listing services in the Far East Region from 2007 to 2009, managing partner of Central China from 2010 to 2015, and as managing partner of Greater China Markets from 2016 to 2019. He retired from Ernst & Young in June 2020. Mr. Leung currently serves as independent directors of China World Trade Center Company Ltd.(Shanghai Stock Exchange: 600007), Dongfeng Motor Group Company Limited, Zhejiang E-Commerce Bank Co., Ltd. and Shanghai Chemical Industry Park Industrial Gases Co., Ltd. Mr. Leung obtained a Higher Diploma in Accounting from Hong Kong Polytechnic (currently known as Hong Kong Polytechnic University). Mr. Leung is a member of The Hong Kong Institute of Certified Public Accountants.

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

Zhou Chen has served as our senior finance director since June 2023, and concurrently as our financial controller of the overseas business group since January 2025. Mr. Chen has nearly 18 years of experience in China's internet, e-commerce, retail and supply chain industries. Mr. Chen previously served as a finance director of the Kuailu business unit at Meituan (HKEX: 3690), a finance director of Ele.me, and a senior financial expert of Alibaba digital agriculture business unit and Freshippo (NYSE: BABA and HKEX: 9988). Prior to that, Mr. Chen served as a finance manager of Inditex Group China and senior finance manager of Newegg. Mr. Chen holds a bachelor's degree in economics from Nanjing University and a master's degree in economics from Xiamen University, with professional qualifications including Certified Public Accountant (Australia), Certified Management Accountant (US) and Project Management Professional.

B.
Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB22.8 million (US$3.3 million) in cash to our executive officers, and we paid an aggregate remuneration and allowances of US$150,000 in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Plan Administration. The chairman of the board, Mr. Changlin Liang administers the Second A&R Plan as the plan administrator. The plan administer determines the participants to receive options, number of options to be granted, time and number of options to be vested, number of vested options exercisable and other terms and conditions of each grant.

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

As of March 18, 2026, other employees as a group held awards to purchase 30,832,431 ordinary shares of our company, with an average weighted exercise price of US$0.93 per share.

The following table summarizes, as of March 18, 2026, the options granted under the above Share Incentive Plans to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Weight Average Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Changlin Liang	—	—	—	—
Song Wang	*	0.00	6/30/2025	6/30/2035
			6/30/2024	6/30/2034
			10/1/2023	9/30/2033
			7/1/2023	4/30/2033
			7/1/2023	7/1/2033
Yi Ding	*	0.48	6/30/2025	6/30/2035
			6/30/2024	6/30/2034
			10/31/2020	6/30/2030
			10/31/2020	9/5/2030
			7/1/2022	7/1/2032
			9/30/2021	6/30/2031
			7/1/2023	7/1/2033
			10/31/2022	10/31/2032
			10/1/2022	10/1/2032
			6/30/2018	9/5/2030
			6/30/2016	9/5/2030
			6/30/2015	9/5/2030
Eric Chi Zhang	—	—	—	—
Ed Yiu Cheong Chan	—	—	—	—
Philip Wai Lap Leung	*	2.33	12/31/2021	12/31/2031
Zhijian Xu	*	0.85	6/30/2025	6/30/2035
			6/30/2024	6/30/2034
			10/31/2020	10/31/2030
			6/30/2019	6/30/2030
			9/30/2021	6/30/2031
			7/1/2022	7/1/2032
			7/1/2023	7/1/2033
			10/31/2022	10/31/2032
			10/1/2022	10/1/2032
			1/1/2021	9/5/2030
Zhou Chen	*	0.00	6/30/2025	6/30/2035
			6/30/2024	6/30/2034
			7/1/2023	7/1/2033
All directors and executive officers as a group	4,550,849

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

D.
Employees

We had 3,658 full-time employees as of December 31, 2025 nearly all of whom were based in mainland China, primarily at our headquarters in Shanghai, mainland China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

Function	Number of Employees	Percentage
Product development	1,427	39.0%
Fulfillment	1,339	36.6%
General and administrative	489	13.4%
Sales and marketing	403	11.0%
Total	3,658	100%

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of March 18, 2026, the date when directors and senior officers filed Form 3, by:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations of percentage of beneficial ownership in the table below are based on 354,341,528 ordinary shares on an as-converted basis outstanding as of March 18, 2026, and 299,797,728 Class A ordinary shares and 54,543,800 Class B ordinary shares outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 18, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†
Directors and Executive Officers*:
Changlin Liang(1)	34,653,974	54,543,800	25.2%
Song Wang	*	—	*
Yi Ding	*	—	*
Eric Chi Zhang	—	—	—
Philip Wai Lap Leung	*	—	*
Ed Yiu Cheong Chan	*	—	*
Zhijian Xu	*	—	*
Zhou Chen	*	—	*
All Directors and Executive Officers as a Group	35,182,633	54,543,800	25.3%
Principal Shareholders:
DDL Group Limited(2)	—	54,543,800	15.4%
EatBetter Holding Limited(3)	23,924,861	—	6.8%
General Atlantic Singapore DD Pte. Ltd.(4)	19,514,350	—	5.5%
SVF II Cortex Subco (DE) LLC(5)	20,906,600	—	5.9%
CTG Evergreen Investment C Limited(6)	17,819,000	—	5.0%
HSG HOLDING LIMITED	16,711,749	—	4.7%

* This person beneficially owns less than 1% of our outstanding ordinary shares.

† Except as otherwise indicated below, the business address of our directors and executive officers is 12th Floor, Building T4, Zhangjiang Science Gate, Lane 188 Yuren Road, Pudong New Area, Shanghai, 201210, People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days of March 18, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security. The total number of ordinary shares outstanding as of March 18, 2026 is 354,341,528.

(1)
Represents (i) 54,543,800 Class B ordinary shares directly held by DDL Group Limited that may be deemed to be beneficially owned by Mr. Changlin Liang, (ii) 10,328,321 Class A ordinary shares directly held by 4DDL Holding Limited, that may be deemed to be beneficially owned by Mr. Changlin Liang, as the sole shareholder of 4DDL Holding Limited, (iii) 23,924,861 Class A ordinary shares directly held by EatBetter Holding Limited, that may be deemed to be beneficially owned by Mr. Changlin Liang who has the sole dispositive power and sole voting power over shares held by EatBetter Holding Limited, that may be deemed to be beneficially owned by Changlin. Liang, and (iv) 400,793 Class A ordinary shares directly held by Mr. Changlin Liang in the form of 267,195 ADSs. DDL Group Limited is a British Virgin Islands business company limited by shares beneficially owned by Mr. Changlin Liang. DDL Group Limited is ultimately held by LX Family Trust, a trust established under the laws of British Virgin Islands and managed by TMF (Cayman) Ltd., as the trustee. Under the terms of this trust, Mr. Changlin Liang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by DDL Group Limited in our company. 4DDL Holding Limited is a company incorporated in the British Virgin Islands and is wholly owned by Mr. Changlin Liang. EatBetter Holding Limited is a company incorporated in the British Virgin Islands, which holds ordinary shares allocated to award our employees under our A&R 2020 Plan. Mr. Changlin Liang has sole dispositive and sole voting power over shares held by EatBetter Holding Limited. The registered office of DDL Group Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tort, British Virgin Islands. The registered address of 4DDL Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The registered address of EatBetter Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
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
(3)
Represents 23,924,861 Class A ordinary shares held by EatBetter Holding Limited, which holds Class A shares allocated to award our employees under our A&R 2020 Plan. EatBetter Holding Limited is a limited liability company incorporated in the British Virgin Islands. Mr. Changlin Liang has sole dispositive power and sole voting power over shares held by EatBetter Holding Limited. Its registered address is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
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

As of March 18, 2026, to our knowledge, 242,922,558 of our total issued and outstanding Class A ordinary shares were held by three record shareholders in the United States, including 223,590,957 held by Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% in value of the shares for which the offer has been made, the offeror may, within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we intend to provide our shareholders with annual reports containing audited financial statements.

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

Based upon our market capitalization and the nature and composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025, although there can be no assurance in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot assure you that the IRS, or a court, will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially expose us to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term investments and long-term time deposits included in other non-current assets. As of December 31, 2025, we had RMB2,447.3 million (US$350.0 million) of cash, time deposits and wealth management products held by financial institutions in the PRC. We believe that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

Foreign Exchange Risk

Our functional currency is U.S. dollars, and the reporting currency is Renminbi. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The appreciation of the US dollar against the Renminbi was approximately 1.7% and 1.5% in 2023 and 2024, respectively. The depreciation of the US dollar against the Renminbi was approximately 2.2% in 2025. Any significant revaluation of Renminbi may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of Renminbi against U.S. dollars would result in foreign currency translation loss when translating the net assets of the Group from U.S. dollars into Renminbi.

Total foreign currency translation income was RMB33.1 million and RMB32.5 million for the year ended December 31, 2023 and 2024, respectively. Foreign currency translation loss was RMB49.7 million (US$7.1 million) for the year ended December 31, 2025.

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

For the period from the effective date of the registration statement to December 31, 2025, we have utilized most of the net proceeds from our initial public offering for operations and development of our business. There is no material change in the use of proceeds as described in the registration statement.

We intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statement on Form F-1. None of the net proceeds from the initial public offering have been paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our senior finance director, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management, with the participation of our chief executive officer and senior finance director, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and senior finance director, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2025. Based upon that evaluation, our management, with the participation of our chief executive officer and senior finance director, who is responsible for our financial reporting, financial planning and analysis and budgeting, as well as overseeing our accounting and finance teams, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and senior finance director, as appropriate, to allow timely decisions regarding required disclosure.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-4 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2025 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, our internal control over financial reporting.

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

	2024		2025
	(in thousands)
Audit fees(1)	US$	1,493	US$	1,559
Tax fees(2)	US$	52	US$	55

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 6, 2025, we announced a share repurchase program (the “2025 Share Repurchase Program”), to repurchase up to US$20 million worth of our outstanding ADSs, with each two ADSs represents three Class A ordinary shares, over a period until March 5, 2026. The repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Given the confidence in the Company’s sufficient cash reserves and cash flow, the Company funded the repurchases out of its existing cash balance. The following table sets forth information about our purchases of outstanding ADSs as of March 5, 2026:

				Total Number of	Approximate
Dollar Value of
				ADSs Purchased	ADSs that May
	Total Number of	Average Price		as Part of Publicly	Yet Be Purchased
Period				Announced Plans	Under the
	ADSs Purchased	Paid per ADS(1)		or Programs(2)	Program(2)
March 6, 2025 through March 5, 2026	695,957	US$	1.78	695,957	US$	—
Total	695,957	US$	1.78	695,957	US$	—

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

Governance

Our board of directors is responsible for overseeing cybersecurity risks. When appropriate, periodic reviews are held to discuss the landscape of cybersecurity, potential threats, and our preparedness for potential cybersecurity threats and risks to our company. In case a material cybersecurity incident occurs, our board of directors is responsible for reviewing the information and issues involved, disclosures to be made, and the procedures followed. Our senior IT management team, which comprises seasoned professionals with extensive industry experience and relevant qualifications, are primarily responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. The senior IT management team reports to our CEO and provides periodic updates to our CEO and the board of directors on any material cybersecurity incidents or material risks arising from cybersecurity threats.

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

4.4	Share Purchase Agreement between Dingdong (Cayman) Limited and Two Hearts Investments Limited, a wholly-owned subsidiary of Meituan (HKEX: 3690), dated February 5, 2026
8.1	List of principal subsidiaries (incorporated herein by reference to Exhibit 8.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2023)
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021 (File No. 333-256907))

11.2

Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to our annual report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial and Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial and Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
15.2*	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2025)
101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dingdong (Cayman) Limited

	By:	/s/ Song Wang
	Name:	Song Wang
	Title:	Director and Chief Executive Officer

Date: April 24, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dingdong (Cayman) Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dingdong (Cayman) Limited (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive (loss)/income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 24, 2026 expressed an unqualified opinion thereon.

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

Fair Value of Long-lived Asset Groups with Impairment Indicators

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company evaluated the recoverability of its long-lived assets, including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. For purposes of assessing recoverability, the Company identified each individual geographical region that is serviced by various regional processing centers and frontline fulfillment stations to be the lowest level of independent cash flows. In determining the fair value of its long-lived asset groups with impairment indicators, the Company considered the highest and best use from a market participants’ perspective, which is determined to be the higher of the discounted future cash flows from operating the long-lived asset groups and the price market participants would pay to sub-lease the leased properties. Management estimated the fair value of its long-lived asset groups with the assistance of an independent third-party valuation firm. No impairment losses were recognized for the year ended December 31, 2025.

Auditing the Company’s fair value of its long-lived asset groups with impairment indicators required subjective auditor judgment to assess the significant assumptions used in estimating the price market participants would pay to sub-lease the leased properties, particularly identification of comparable market rental rates. These assumptions are also affected by economic and market conditions with uncertain future outcomes. Additionally, the evaluation of the key assumptions required specialized skills and knowledge.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s long-lived asset impairment assessment process. For example, we tested the control over management’s review of the significant assumptions described above.

To test the Company’s impairment assessment of its long-lived assets, we performed audit procedures that included, among others, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used. With the assistance of our valuation specialists, we evaluated the valuation methodologies used by the Company and for a sample of leased properties, we compared their estimates of market rental rates against a range of estimates that were independently developed by us using external data. We also performed sensitivity analyses over the estimated market rental rates for the leased properties to evaluate the changes in the fair values of the asset groups resulting from changes in the assumptions.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2021.

Shanghai, The People’s Republic of China

April 24, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dingdong (Cayman) Limited

Opinion on Internal Control Over Financial Reporting

We have audited Dingdong (Cayman) Limited’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Dingdong (Cayman) Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive (loss)/income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated April 24, 2026 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China

April 24, 2026

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		887,427	1,106,795	158,270
Restricted cash		2,788	340	49
Short-term investments		3,561,977	2,869,681	410,359
Accounts receivable, net of allowance for credit losses of RMB2,246 and RMB3,976 (US$569) as of December 31, 2024 and 2025, respectively		125,896	191,939	27,447
Inventories, net	5	553,601	570,485	81,578
Advances to suppliers		62,730	114,105	16,317
Prepayments and other current assets	6	170,753	186,744	26,704
Total current assets		5,365,172	5,040,089	720,724
Non-current assets:
Property and equipment, net	7	176,290	232,757	33,284
Operating lease right-of-use assets	10	1,464,791	1,580,099	225,951
Other non-current assets, net of allowance for credit losses	8	111,395	163,223	23,341
Total non-current assets		1,752,476	1,976,079	282,576
TOTAL ASSETS		7,117,648	7,016,168	1,003,300
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		1,660,472	1,920,341	274,605
Customer advances and deferred revenue	3	279,276	273,260	39,076
Accrued expenses and other current liabilities	11	767,080	760,611	108,766
Salary and welfare payable		317,152	304,531	43,547
Operating lease liabilities, current	10	640,245	664,304	94,994
Short-term borrowings	9	1,606,253	871,520	124,626
Total current liabilities		5,270,478	4,794,567	685,614
Non-current liabilities:
Operating lease liabilities, non-current	10	780,036	897,811	128,385
Other non-current liabilities		143,118	147,573	21,103
Total non-current liabilities		923,154	1,045,384	149,488
TOTAL LIABILITIES		6,193,632	5,839,951	835,102
COMMITMENTS AND CONTINGENCIES	19	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED BALANCE SHEETS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,

	Notes	2024	2025	2025
		RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	15	125,405	135,435	19,367
TOTAL MEZZANINE EQUITY		125,405	135,435	19,367
Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value per share; 20,000,000,000 and 20,000,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 299,797,728 and 299,797,728 shares issued as of December 31, 2024 and 2025, 270,610,831 and 273,441,879 shares outstanding as of December 31, 2024 and 2025, respectively)	12	3	3	1
Class B ordinary shares (US$0.000002 par value per share; 2,500,000,000 and 2,500,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 54,543,800 and 54,543,800 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	12	1	1	-
Additional paid-in capital		14,181,030	14,260,014	2,039,155
Treasury stock	12	(51,176)	(59,969)	(8,575)
Accumulated deficit		(13,384,881)	(13,163,215)	(1,882,315)
Accumulated other comprehensive income		53,634	3,948	565
TOTAL SHAREHOLDERS’ EQUITY		798,611	1,040,782	148,831
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		7,117,648	7,016,168	1,003,300

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the year ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Revenues:
Product revenues	3	19,721,428	22,743,113	24,017,888	3,434,512
Service revenues	3	249,791	323,141	342,000	48,905
Total revenues		19,971,219	23,066,254	24,359,888	3,483,417
Operating costs and expenses:
Cost of goods sold		(13,847,949)	(16,120,363)	(17,253,005)	(2,467,147)
Fulfilment expenses		(4,700,879)	(5,076,530)	(5,334,875)	(762,877)
Sales and marketing expenses		(392,834)	(523,088)	(477,201)	(68,239)
Product development expenses		(802,890)	(799,969)	(821,969)	(117,540)
General and administrative expenses		(359,096)	(424,376)	(486,163)	(69,520)
Total operating costs and expenses		(20,103,648)	(22,944,326)	(24,373,213)	(3,485,323)
Other operating income, net		2,307	92,625	145,006	20,736
(Loss)/income from operations		(130,122)	214,553	131,681	18,830
Interest income		157,486	154,430	125,555	17,954
Interest expenses		(98,954)	(47,298)	(16,788)	(2,401)
Other (expenses)/income, net		(269)	(1,270)	407	59
(Loss)/income before income tax		(71,859)	320,415	240,855	34,442
Income tax expenses	14	(19,420)	(16,016)	(9,159)	(1,310)
Net (loss)/income		(91,279)	304,399	231,696	33,132
Accretion of redeemable noncontrolling interests		(8,600)	(9,315)	(10,030)	(1,434)
Net (loss)/income attributable to ordinary shareholders		(99,879)	295,084	221,666	31,698
Net (loss)/earnings per Class A and Class B ordinary share:
Basic	16	(0.31)	0.91	0.68	0.10
Diluted		(0.31)	0.90	0.66	0.09
Shares used in net earnings per Class A and Class B ordinary share computation:
Basic	16	324,976,237	324,186,704	325,088,684	325,088,684
Diluted		324,976,237	329,229,302	337,241,864	337,241,864
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments		33,055	32,465	(49,686)	(7,105)
Comprehensive (loss)/income		(58,224)	336,864	182,010	26,027
Accretion of redeemable noncontrolling interests		(8,600)	(9,315)	(10,030)	(1,434)
Comprehensive (loss)/income attributable to ordinary shareholders		(66,824)	327,549	171,980	24,593

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Ordinary Shares		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss)/income	Accumulated Deficit	Total Shareholders’ Equity
	Shares*	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2023	325,002,950	4	(516,661)	(20,666)	13,922,811	(11,886)	(13,580,086)	310,177

Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	(8,600)	(8,600)
Exercise of share-based awards	1,317,744	—	—	—	2,535	—	—	2,535
Share-based compensation	—	—	—	—	136,646	—	—	136,646
Net loss	—	—	—	—	—	—	(91,279)	(91,279)
Other comprehensive income	—	—	—	—	—	33,055	—	33,055

Balance at December 31, 2023	326,320,694	4	(516,661)	(20,666)	14,061,992	21,169	(13,679,965)	382,534

Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	(9,315)	(9,315)
Exercise of share-based awards	2,531,012	—	—	—	548	—	—	548
Share-based compensation	—	—	—	—	118,490	—	—	118,490
Repurchase of ordinary shares	—	—	(3,180,414)	(30,510)	—	—	—	(30,510)
Net Income	—	—	—	—	—	—	304,399	304,399
Other comprehensive income	—	—	—	—	—	32,465	—	32,465

Balance at December 31, 2024	328,851,706	4	(3,697,075)	(51,176)	14,181,030	53,634	(13,384,881)	798,611

Accretion of redeemable noncontrolling interests	—	—	—	—	—	—	(10,030)	(10,030)
Exercise of share-based awards	3,874,983	—	—	—	547	—	—	547
Share-based compensation	—	—	—	—	78,437	—	—	78,437
Repurchase of ordinary shares	—	—	(1,043,936)	(8,793)	—	—	—	(8,793)
Net Income	—	—	—	—	—	—	231,696	231,696
Other comprehensive loss	—	—	—	—	—	(49,686)	—	(49,686)

Balance at December 31, 2025	332,726,689	4	(4,741,011)	(59,969)	14,260,014	3,948	(13,163,215)	1,040,782

Balance at December 31, 2025 (US$)		1		(8,575)	2,039,155	565	(1,882,315)	148,831

* As of December 31, 2023, 2024 and 2025, 28,384,149, 29,186,898 and 25,633,489 Class A ordinary shares were held by the ESOP platforms under the Second Amended and Restated 2020 Share Incentive Plan and 2025 Plan (Note 13), respectively. These shares are considered legally issued but not outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Operating activities:
Net (loss)/income	(91,279)	304,399	231,696	33,132
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	155,001	114,598	97,542	13,948
Noncash operating lease expense	789,981	717,068	717,520	102,604
Foreign exchange gain	1,963	1,981	1,277	183
Share-based compensation	136,646	118,490	78,437	11,216
Loss on disposal of property and equipment	40,862	7,824	1,855	265
Allowance for credit losses	3,980	4,035	3,643	521
Changes in operating assets and liabilities:
Accounts receivable	36,216	(18,747)	(68,275)	(9,763)
Inventories	133,012	(81,729)	(16,884)	(2,414)
Advance to suppliers	10,103	11,002	(51,375)	(7,347)
Prepayments and other current assets	(26,611)	13,426	(17,039)	(2,437)
Other non-current assets	32,984	(15,572)	(2,582)	(369)
Accounts payable	(464,506)	238,289	259,869	37,161
Salary and welfare payable	(96,031)	84,079	(12,621)	(1,805)
Customer advances and deferred revenue	(12,730)	38,996	(6,016)	(860)
Accrued expenses and other current liabilities	(135,403)	94,988	5,006	716
Operating lease liabilities	(800,000)	(721,012)	(690,994)	(98,811)
Other non-current liabilities	51,206	16,912	4,455	637
Net cash (used in)/ generated from operating activities	(234,606)	929,027	535,514	76,577
Investing activities:
Purchases of property and equipment	(83,326)	(98,176)	(177,764)	(25,420)
Proceeds from disposal of property and equipment	26,241	5,098	3,079	440
Purchases of short-term investments and time deposits	(8,167,389)	(5,704,149)	(4,731,708)	(676,625)
Maturities of short-term investments and time deposits	8,734,823	6,272,727	5,342,895	764,024
Acquisition of other investments	—	—	(6,900)	(987)
Proceeds from redemption of debt and equity investments	8,980	—	—	—
Net cash generated from investing activities	519,329	475,500	429,602	61,432

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Financing activities:
Proceeds from short-term borrowings	11,886,559	8,395,377	4,965,121	710,003
Repayment of short-term borrowings	(12,824,324)	(10,089,338)	(5,699,854)	(815,068)
Repurchase of ordinary shares	—	(30,510)	(8,793)	(1,257)
Proceeds from exercise of share-based awards	3,341	548	184	26
Net cash used in financing activities	(934,424)	(1,723,923)	(743,342)	(106,296)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	456	(94)	(4,854)	(693)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(649,245)	(319,490)	216,920	31,020
Cash and cash equivalents and restricted cash at the beginning of the year	1,858,950	1,209,705	890,215	127,299
Cash and cash equivalents and restricted cash at the end of the year	1,209,705	890,215	1,107,135	158,319
Supplemental disclosure of cash flow information:
Interest paid	103,848	46,708	16,022	2,291
Non-cash investing and financing activities:
Purchase of property and equipment included in accrued expenses and other liabilities	31,975	15,686	36,077	5,159
Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	1,209,225	887,427	1,106,795	158,270
Restricted cash	480	2,788	340	49
Total cash and cash equivalents and restricted cash shown in the statements of cash flows	1,209,705	890,215	1,107,135	158,319

The accompanying notes are an integral part of these consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

Dingdong (Cayman) Limited (the “Company”) was incorporated in the Cayman Islands in October 2018 by Mr. Liang Changlin, the Founder and Chairman of the Board (“Chairman”) of the Company. The Company, through its consolidated subsidiaries (collectively, the “Group”), operates a grocery e-commerce business that offers primarily fresh groceries, prepared food and other food products directly delivered to users and households in the People’s Republic of China (the “PRC”).

As of December 31, 2025, the Group’s major subsidiaries are as follows:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company, Dingdong Fresh BVI and Dingdong HK is the United States Dollar (“US$”). The functional currency of the Company’s PRC subsidiaries is RMB. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Group uses RMB as its reporting currency. The financial statements of the Company and the Company’s subsidiaries outside the PRC are translated from the functional currency to the reporting currency.

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

Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive (loss)/income and are shown as a separate component of other comprehensive income/(loss) in the consolidated statements of comprehensive (loss)/income.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Convenience translation

Translations of amounts from RMB into U.S. dollars are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 to RMB6.9931 on December 31, 2025, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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

Restricted cash

Restricted cash primarily consists of cash reserved in bank accounts used as collateral for restricted deposits made as performance guarantees. Restricted cash is expected to be released to cash within the next 12 months and therefore, classified as a current asset.

Investments

Short-term investments

Short-term investments consist of investments in wealth management products with variable interest rates purchased from reputable financial institutions in the PRC and short-term time deposits with contractual maturities between 3 to 12 months. The Group accounts for investments in wealth management products in accordance with ASC 320, Investments—Debt Securities (“ASC 320”). The Group classifies these investments as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The securities that the Group has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. Interest income of held-to-maturity investments and time deposits are recognized on an accrual basis using an effective interest method.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading investments. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income/(loss). Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

The Group classifies its investments in wealth management products as available-for-sale and trading. The carrying amounts of these short-term investments approximate their fair values because of their generally short maturities. The unrealized gains or losses of these investments were insignificant for all periods presented.

Long-term time deposits

Long-term time deposits are mainly deposits in commercial banks with maturities of greater than one year that the Group has positive intent and ability to hold to maturity, and are classified as long-term held-to-maturity investments and stated at amortized cost less allowance for credit losses.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

The allowance for credit losses of the held-to-maturity debt investments reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt investments. The allowance for credit losses of these investments were insignificant for all periods presented.

Long-term investments

The Group’s long-term investments consist of equity securities without readily determinable fair values. For equity securities without readily determinable fair values and do not qualify for the existing practical expedient in ASC topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Accounts receivable, net

Accounts receivable, net mainly represent amounts due from corporate customers and third-party collaboration platforms for sales of products and services which are recorded net of allowance for credit losses. The allowance for credit losses reflects the Group's current estimate of credit losses expected to be incurred over the life of the receivables. The allowance for credit losses represents the best estimate of lifetime expected credit losses, based on similar service offerings, historical loss rates and the impact of current and future conditions, including an assessment of historical payment experience and the age of outstanding receivables. Receivables are written off against the allowance for credit losses when the balances are deemed uncollectible. The Group evaluate the allowance for credit losses for its accounts receivable on an aggregate basis due to similar risk characteristics of the customers.

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

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. The Group computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated useful life
Furniture, fixtures and equipment	3-5 years
Electronic office equipment	3-5 years
Leasehold improvements	Over the shorter of the lease term or estimated useful life

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in “Other operating income, net” in the consolidated statements of comprehensive (loss)/income.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets, including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. For purposes of assessing recoverability, the Group identified each individual geographical region that is serviced by various regional processing centers and frontline fulfillment stations to be the lowest level of independent cash flows. A long-lived asset group is not recoverable if the carrying value is higher than the undiscounted future cash flows expected to result from their use. Impairment losses are measured based on the excess of the asset group’s carrying amount over its fair value and reduces the carrying amount of the long-lived assets in the asset group on a pro rata basis using the relative carrying amounts of those assets. The adjusted carrying amounts after an impairment charge represent the new cost basis and are depreciated over their remaining useful lives. No impairment losses were recognized for the years ended December 31, 2023, 2024 and 2025.

In determining the fair value of its long-lived asset groups with impairment indicators, the Group considers the highest and best use of their long-lived assets from a market participants’ perspective, which is determined to be the higher of the discounted future cash flows from operating the long-lived asset groups and the price market participants would pay to sub-lease the leased properties, even if that use differs from the Group’s current or intended use of the asset group. Management estimates the fair value of its long-lived asset groups with the assistance of an independent third-party valuation firm.

Considerable management judgement is used to estimate the price market participants would pay to sub-lease the leased properties, which are based on comparable market rental information that could be reasonably obtained for the property. These assumptions are also affected by economic and market conditions with uncertain future outcomes.

The Group also performed sensitivity analyses over the estimates of market rental rates that market participants would be willing to pay to sub-lease the leased properties. The quantitative impairment assessment performed by the Group as of December 31, 2023, 2024 and 2025 indicated that the fair value of the long-lived assets exceeded their carrying value and, therefore, did not result in an impairment charge.

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

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, financial assets included in prepayments and other current assets, accounts payable, short-term borrowings and financial liabilities included in accrued expenses and other current liabilities approximate their fair values because of their generally short maturities. The carrying amount of long-term time deposits approximates to its fair value as similar related interest rates are currently offered by financial institutions for similar instruments of comparable maturities.

Revenue recognition

The Group recognizes revenue from (i) product sales of primarily fresh groceries, prepared food and other food products through “Dingdong Fresh” APP, mini program and third-party platforms, and (ii) membership services.

The Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer in an amount of consideration for which the Group expects to be entitled to in exchange for the good or service. An asset is transferred when the customer obtains control of that asset.

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

The Group recognizes revenues net of discounts and return allowances. The Group rarely issues coupons concurrent with the completion of a sales transaction, and any revenue allocated to such coupons was immaterial for all periods presented. The discounts and coupons are recorded as a deduction of revenue when used by customers, except for referral coupons, which are recognized as sales and marketing expenses when customers provide a customer referral. The Group allows for return of fresh groceries and other products within 24 hours and 7 days, respectively. The Group estimates a provision for product returns based on historical experience. The estimated liabilities for return allowances were not significant for all periods presented.

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

Fulfillment expenses

Fulfillment expenses consist primarily of (i) outsourcing expenses charged by third party labor-force companies for provision of delivery riders and workers at regional processing centers and frontline fulfillment stations; (ii) lease expenses for regional processing centers and frontline fulfillment stations, and (iii) logistics expenses charged by third party couriers. Outsourcing expenses included in fulfillment expenses amounted to RMB2,603.5 million, RMB2,982.1 million and RMB3,121.0 million (US$446.3 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Sales and marketing expenses

Sales and marketing expenses primarily consist of advertising expense and related expenses for personnel engaged in sales and marketing activities which are expensed as incurred. The amounts of advertising expenses incurred were RMB156.8 million, RMB219.0 million and RMB160.9 million (US$23.0 million) including referral coupons issued to customers for their referral services amounting to RMB2.8 million, RMB6.3 million and RMB2.1 million (US$0.3 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Product development expenses

Product development expenses consist primarily of payroll and related expenses for research and development employees involved in platform development, product category expansion and system support as well as bandwidth and data center costs, rent and other expenses necessary to support the Group’s business activities. Product development expenses are expensed as incurred.

General and administrative expenses

General and administrative expenses consist primarily of employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations, payment processing fees on Dingdong Fresh, fees charged by professional parties and other general corporate related expenses.

Employee benefits

The full-time employees of the Group’s PRC subsidiaries participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and make contributions to the plan based on the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The total amounts for such employee benefits were RMB241.9 million, RMB252.1 million and RMB285.0 million (US$40.8 million) for the years ended December 31, 2023, 2024 and 2025, respectively, and expensed in the period incurred.

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

In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. Based on the Company’s assessment, all of the Company’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. The Company’s equity awards included a performance condition that required employees to meet a minimum performance standard in order to be eligible for vesting. The Company assessed and concluded it is highly probable that employees would be able to fully vest in their awards based on the nature of the performance condition and the Company’s historical experience. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the share options using a binomial option tree pricing model when estimating the fair value of the options granted to employees. As the Company’s awards include both service and performance conditions, the Company records compensation costs on a tranche-by-tranche basis, with a corresponding impact reflected in additional paid-in capital. The Group accounts for forfeitures when they occur and reverses the previously recognized compensation costs for an award in the period which the employee resigns from or is terminated by the Group.

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

There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government subsidies with no conditions to be met are recorded as income when received. Government subsidies with certain operating conditions received upfront are classified as "Accrued expenses and other current liabilities" if the conditions are expected to be met within one year, or as "Other non-current liabilities" if the fulfillment of conditions is anticipated to be beyond one year. These subsidies are subsequently recognized as income when the specified conditions are satisfied. The Group considers the nature of each government subsidy to determine whether the related income shall be recorded as “Other operating income, net” or non-operating income in “Other (expenses)/income, net” in the consolidated statements of comprehensive (loss)/income.

The Group recognized total operating and non-operating income from government subsidies of RMB18.1 million, RMB61.0 million and RMB87.4 million (US$12.5 million) during the years ended December 31, 2023, 2024 and 2025, respectively, from various local PRC government authorities. Government subsidies with certain operating conditions amounting to RMB8.8 million were recorded as "Accrued expense and other current liabilities" and RMB94.7 million were recorded as "Other non-current liabilities" as of December 31, 2024, and will be recognized as other operating income once the specified conditions are fulfilled. Similarly, government subsidies with certain operating conditions amounting to RMB4.7 million (US$0.7 million) were recorded as "Accrued expense and other current liabilities" and RMB92.3 million (US$13.2 million) were recorded as "Other non-current liabilities" as of December 31, 2025, and will be recognized as other operating income once the specified conditions are fulfilled.

Leases

The Group determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Group has the right to control the use of the identified asset.

At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use. The Group recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. The Group exempts leases of vehicles and equipment with an initial term of 12 months or less from being recognized on the consolidated balance sheets. Payments related to those leases continue to be recognized in the consolidated statements of comprehensive (loss)/income on a straight-line basis over the lease term. The Group has no finance leases for any of the periods presented.

The Group uses the incremental borrowing rate in determining the present value of lease payments, unless the implicit rate is readily determinable. The incremental borrowing rate is estimated on a portfolio basis considering the entire lease term, currency risk, credit risk and other adjustments. If lease terms include options to extend or terminate the lease, the operating lease ROU assets and lease liabilities are measured based on the reasonably certain criteria.

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

An immediate termination of an operating lease before the expiration of the lease term is accounted for by derecognizing the operating lease ROU assets and liabilities, with profit or loss recognized for the difference. Any consideration paid or received upon termination that was not already included in the lease payments is also included in the gain or loss on termination of the lease and recorded in “Other operating income, net” in the consolidated statements of comprehensive (loss)/income. Lease terminations that do not take effect contemporaneously with the effective date of the lease modification are accounting for as a lease modification as they are effectively reductions in the lease term, resulting in remeasurement of the lease liabilities and adjustment to the corresponding operating lease ROU assets.

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

The Group recognizes in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The actual penalties or benefits ultimately realized may differ from the Group’s estimates. Additionally, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regards to individual tax positions and are recognized in the period in which the changes occur. The Group records the unrecognized tax benefits in “Other non-current liabilities” in the consolidated balance sheets and has elected to include interest and penalties related to uncertain tax positions in “Income tax expenses” in the consolidated statements of comprehensive (loss)/income.

Segment reporting

The Group operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The segment recognizes revenue from (i) product sales of primarily fresh groceries, prepared food and other food products through “Dingdong Fresh“ APP, mini program and third-party platforms, and (ii) membership services.

The Group’s chief operating decision maker (“CODM”) is the CEO, assesses performance for the reportable segment and decides how to allocate resources using net income as the primary measure of profitability. The CODM is not regularly provided with specific segment expenses, but focuses on revenue, operating costs and expenses, and net income, which are disclosed in the consolidated statements of comprehensive (loss)/income as segment measures of profitability. The measure of segment assets is reported on the consolidated balance sheets as total assets.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(Loss)/earnings per share

In accordance with ASC 260, Earnings Per Share, basic (loss)/earnings per share is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net (loss)/income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company adjusts for the accretion of the redeemable noncontrolling interests in the calculation of net (loss)/income available to ordinary shareholders of the Company used in the earnings per share calculation. Diluted (loss)/earnings per share is calculated by dividing net (loss)/income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted (loss)/earnings per share if their effects are anti-dilutive.

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

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term investments and long-term time deposits included in other non-current assets. As of December 31, 2024 and 2025, the Group had RMB3,074.8 million and RMB2,447.3 million (US$350.0 million) of cash, time deposits and wealth management products held by financial institutions in the PRC, respectively. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Group conducts credit evaluations of its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of its existing customers when determining an allowance for credit losses for its accounts receivable, primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Currency Convertibility Risk

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other banks authorized by the PRC government to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.
SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Exchange Rate Risk

The functional currency of the Company is US$, and the reporting currency is RMB. The US$ appreciated 1.7% and 1.5% in 2023 and 2024, and depreciated 2.2% in 2025 against RMB. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, a depreciation of US$ against RMB would result in foreign currency translation loss when translating the net assets of the Group from US$ into RMB.

The net foreign currency translation adjustments resulting from the translation from US$ to RMB reporting currency recorded in other comprehensive (loss)/income were gains of RMB33.1 million and RMB32.5 million for the years ended December 31, 2023 and 2024, respectively, and a loss of RMB49.7 million (US$7.1 million) for the year ended December 31, 2025.

Recent Accounting Pronouncements

New accounting standards which have been adopted

In December 2023, the FASB issued Accounting Standard Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. For public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Group adopted ASU 2023-09 during the year ended December 31, 2025, and such adoption did not have a material impact on our financial statements. See Note 14 for further information.

New accounting standards which have not yet been adopted

In December 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (“ASU 2024-03”), which requires additional disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. This ASU should be applied prospectively. The Group does not expect the adoption of the accounting standard updates to have a material impact on the Company’s financial position and performance.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.
REVENUE FROM CONTRACTS WITH CUSTOMERS

Contract Balances

Payments from customers are based on the billing terms established in the revenue contracts. Customers are generally required to make upfront payments before the delivery of goods or the provision of service as only corporate customers are offered credit terms within 90 days. Customer billings are classified as accounts receivable when the Group’s right to consideration is unconditional. If the right to consideration is conditional on future performance under the contract, the balance is recorded as a contract asset. The Group’s contract assets are insignificant as of December 31, 2024 and 2025.

The Group’s contract liabilities include payments received in advance of performance under revenue contracts which are included in “Customer advances and deferred revenue” on the Group’s consolidated balance sheets and are recognized as revenue as the Group performs under the contract. The customer advances and deferred revenue balances as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Deferred membership service revenue	157,552	135,948	19,440
Customer advances and prepaid cards	121,270	136,665	19,543
Deferred revenue related to loyalty points	454	647	93
Total	279,276	273,260	39,076

The Group recognized revenues that were previously deferred as contract liabilities of RMB131.3 million, RMB134.3 million and RMB161.5 million (US$23.1 million) during the years ended December 31, 2023, 2024 and 2025, respectively.

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed.

The Group had RMB157.6 million and RMB135.9 million (US$19.4 million) of deferred revenues related to membership service fees at December 31, 2024 and 2025 that are expected to be recognized as revenues over the remaining membership period of one to twelve months. The Group also had RMB121.3 million and RMB136.7 million (US$19.5 million) of deferred revenues related to customer advances and cash received for prepaid cards at December 31, 2024 and 2025 respectively, which are expected to be recognized as revenues in future periods upon the usage of the prepaid card balances to purchase the Group’s products. The Group had RMB0.5 million and RMB0.6 million (US$0.1 million) of deferred revenues at December 31, 2024 and 2025 related to unsatisfied performance obligations under the loyalty points program that will be recognized as revenues when the points are redeemed, which will occur over the next three months given their expiration period.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.
FAIR VALUE MEASUREMENTS

The following summarizes the Company’s financial assets measured and recorded at fair value on a recurring basis as of December 31, 2024 and 2025:

		Fair Value Measurements at Reporting Date Using
	As of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(RMB in thousands)
Short-term investments:
Time deposits	3,291,977	—	3,291,977	—
Wealth management products	270,000	—	270,000	—
Total	3,561,977	—	3,561,977	—

		Fair Value Measurements at Reporting Date Using
	As of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(RMB in thousands)
Short-term investments:
Time deposits	2,616,468	—	2,616,468	—
Wealth management products	253,213	—	253,213	—
Total	2,869,681	—	2,869,681	—
Long-term investments:
Long-term time deposits	35,000	—	35,000	—
Total	35,000	—	35,000	—

Among the short-term investments, time deposits that the company held for the purpose of selling them in near term are classified as trading investments, amounting to nil and RMB140.6 million(US$20.0 million) as of December 31, 2024 and 2025, respectively.

The Company does not have any significant non-recurring fair value measurements for the periods presented.

5.
INVENTORIES, NET

The Company’s inventories consist primarily of products to be sold to customers and packing materials as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Products	534,061	550,556	78,728
Packing materials and others	19,540	19,929	2,850
Total	553,601	570,485	81,578

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6.
PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Deductible VAT	11,434	30,701	4,390
Rental deposits	46,361	49,487	7,077
Interest receivables	61,027	52,919	7,567
Others	51,931	53,637	7,670
Total	170,753	186,744	26,704

The Group's allowance for credit losses related to financial assets included in prepayments and other current assets were not significant for the periods presented.

7.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Electronic office equipment	56,058	57,586	8,235
Leasehold improvements	462,622	555,154	79,386
Furniture, fixtures and equipment	147,255	155,329	22,212
Total	665,935	768,069	109,833
Less: Accumulated depreciation	(511,410)	(552,660)	(79,030)
Subtotal	154,525	215,409	30,803
Construction in progress	21,765	17,348	2,481
Total	176,290	232,757	33,284

Depreciation expense was RMB155.0 million, RMB114.6 million and RMB97.5 million (US$13.9 million) for the years ended December 31, 2023, 2024 and 2025, respectively, and were included in the following financial statement line items in the consolidated statements of comprehensive (loss)/income:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
		(in thousands)
Cost of goods sold	36,086	20,295	17,872	2,555
Fulfillment expenses	104,009	87,169	72,446	10,360
Sales and marketing expenses	1,304	662	504	72
General and administrative expenses	2,492	2,735	5,440	778
Product development expenses	11,110	3,737	1,280	183
Total	155,001	114,598	97,542	13,948

The disposal gain or loss on property and equipment recognized as a result of the closing of certain frontline fulfillment stations was not significant for the periods presented.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.
OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Rental deposits	95,181	97,788	13,983
Long-term time deposits	—	35,000	5,005
Equity investments without readily determinable fair value	16,000	16,000	2,288
Others	214	14,435	2,065
Other non-current assets	111,395	163,223	23,341

The Group's allowance for credit losses related to non-current other receivables included in “Others” were not significant for the periods presented.

9.
SHORT-TERM BORROWINGS

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Short-term bank loans	140,000	330,000	47,190
Reversed factoring arrangements	636,253	171,520	24,527
Notes payable	830,000	370,000	52,909
Total	1,606,253	871,520	124,626

As of December 31, 2025, the Group can borrow up to a total of RMB4,694.0 million (US$671.2 million) under existing unused lines of credit, reversed factoring and notes payable arrangements.

The weighted average interest rates for the outstanding short-term borrowings as of December 31, 2024 and 2025 were 1.62%, and 1.32%, respectively.

As of December 31, 2025, short-term time deposits restricted from usage amounted to RMB434.1 million (US$62.1 million), of which RMB429.1 million (US$61.4 million) were pledged as collateral for short-term borrowings.

Short-term bank loans

Short-term bank loans consist of RMB denominated borrowings that are repayable within one year from their issuance dates. The weighted average interest rates for the outstanding short-term bank loans as of December 31, 2024 and 2025 were 1.88% and 1.48%, respectively.

The total aggregate amounts of unused lines of credit available for the Group’s use was RMB1,955.0 million (US$279.6 million) as of December 31, 2025, among which, RMB1,755.0 (US$251.0 million) will expire during 2026, and RMB200.0 million (US$28.6 million) will expire in 2028.

Reversed factoring arrangements

The Group enters into reversed factoring arrangements with certain commercial banks and suppliers which accelerated the suppliers’ receivables collection process by allowing suppliers to sell their receivables from the Group to the banks.

Under the reversed factoring arrangements, the Group is obligated to repay the principal upon maturity to respective banks, typically within six months. The weighted average interest rates for the outstanding reversed factoring arrangements as of December 31, 2024 and 2025 were 2.33% and 2.10%, respectively. In addition, the Group is required to collateralize the reversed factoring borrowings with time deposits purchased from the respective commercial banks. Time deposits collateralized and restricted from withdrawal and usage amounted to RMB1,002.3 million and RMB99.1 million (US$14.2 million) as of December 31, 2024 and 2025, respectively, and are classified as “Short-term investments” on the Group’s consolidated balance sheets.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.
SHORT-TERM BORROWINGS (CONTINUED)

As a result of the above-mentioned reversed factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from the bank, for which the origination of the loans were reported as “Proceeds from short-term borrowings” within financing activities in the consolidated statements of cash flows for the years ended December 31, 2023, 2024 and 2025. The outstanding obligations under reversed factoring arrangements are presented in “Short-term borrowings” for the years ended December 31, 2023, 2024 and 2025.

The rollforward of the Group’s outstanding obligations under the reversed factoring arrangements for the years ended December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Balance at beginning of the year	2,099,273	636,253	90,983
Additions	7,021,378	2,924,814	418,243
Settlement	(8,484,398)	(3,389,547)	(484,699)
Balance at end of the year	636,253	171,520	24,527

The total aggregate amount available for the Group’s use under the reversed factoring arrangements was RMB5,647.7 million as of December 31, 2024 and RMB1,278.5 million (US$182.8 million) as of December 31, 2025, among which, RMB818.1 million (US$117.0 million) will expire during 2026, and RMB460.4 million (US$65.8 million) will expire in 2027.

Notes payable

The Group entered into several note arrangements with certain commercial banks which allowed the Group to issue notes payable to its suppliers, which can subsequently be redeemed from the banks.

Under the note arrangements, the Group is obligated to pay interest to the bank when note holders exchange the notes for cash from the bank and repay the principal upon maturity, typically within six months from when the note is issued. The weighted average interest rate for the outstanding notes payable as of December 31, 2024 and 2025 were 1.02% and 0.82%, respectively. The Group is required to collateralize the notes payable with time deposits purchased from the respective commercial banks. Time deposits collateralized and restricted from withdrawal and usage amounted to RMB796.0 million and RMB330.0 million (US$47.2 million) as of December 31, 2024 and 2025, respectively, and are classified as “Short-term investments” on the Group’s consolidated balance sheets.

The total aggregate amount available for the Group’s use under the note arrangements was RMB3,475.9 million as of December 31, 2024 and RMB1,460.5 million (US$208.8 million) as of December 31, 2025, among which, RMB1,460.5 million (US$208.8 million) will expire in 2026.

10.
LEASES

The Group has operating leases arrangements for their regional processing centers, frontline fulfillment stations, processing plants, office space, vehicles and equipment.

A summary of supplemental information related to operating leases as of December 31, 2024 and 2025 is as follows:

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.
LEASES (CONTINUED)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Operating lease right-of-use assets	1,464,791	1,580,099	225,951
Operating lease liabilities, current	640,245	664,304	94,994
Operating lease liabilities, non-current	780,036	897,811	128,385
Total operating lease liabilities	1,420,281	1,562,115	223,379
Weighted average remaining lease term	3.09 years	3.17 years	3.17 years
Weighted average discount rate	8.7%	7.9%	7.9%

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive (loss)/income and supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
		(in thousands)
Operating lease cost	887,006	817,017	834,060	119,269
Short-term lease cost	8,285	9,384	23,851	3,411
Variable lease cost	7,073	-	-	-
Total	902,364	826,401	857,911	122,680
Cash paid for operating leases	904,637	827,128	817,150	116,851
Right-of-use assets obtained in exchange for operating lease liabilities	537,700	600,265	409,248	58,522

A summary of the maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2025 is as follows:

	As of December 31, 2025
	RMB	US$
	(in thousands)
2026	753,350	107,728
2027	455,631	65,154
2028	303,780	43,440
2029	151,821	21,710
2030	59,490	8,507
Thereafter	17,787	2,544
Total future lease payments	1,741,859	249,083
Less: imputed interest	(179,744)	(25,704)
Total operating lease liabilities	1,562,115	223,379

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

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Accrued outsourcing expenses	328,531	340,048	48,626
Accrued utilities and other expenses	173,205	143,047	20,456
VAT and other tax payable	117,591	129,246	18,482
Accrued transportation and logistic expenses	72,541	71,026	10,157
Other liabilities	75,212	77,244	11,045
Total	767,080	760,611	108,766

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.
ORDINARY SHARES

The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary shares is entitled to one vote per share. Each class B ordinary share is entitled to twenty votes per share and is convertible into one Class A ordinary share at any time by the holder. During the years ended December 31, 2023, 2024 and 2025, the Company repurchased a total of nil, 3,180,414 and 1,043,936 Class A ordinary shares at fair value. The Company designated the repurchased shares as treasury stock, which are reserved for future issuance upon exercise of share options under the share incentive plans (Note 13).

During the years ended December 31, 2023, 2024 and 2025, the Company transferred nil, 3,333,761 and nil Class A ordinary shares repurchased by the Company to EatBetter Holding Limited, a BVI limited liability company controlled by the Founder and the CEO of the Company (“EatBetter”) and Glory Graze Holding Limited, a BVI limited liability company controlled by a director of the Company (“Glory Graze”) (together with EatBetter, the “ESOP Platforms”). Shares held by the ESOP Platforms are reserved for future issuance upon the exercise of vested share options.

As of December 31, 2024 and 2025, 37,134,116 and 33,580,707 Class A ordinary shares are held in trust by EatBetter and Glory Graze.

13.
SHARE BASED COMPENSATION

In 2022, the Company’s Board of Directors amended and restated its 2020 Share Incentive Plan (the “A&R Share Incentive Plan”), which clarified certain administration terms of the share incentive plan and also authorized the transfer of 10,329,025 Class A ordinary shares from EatBetter to Glory Graze. The A&R Share Incentive Plan did not substantively modify the terms of any previously granted share options. Under the A&R Share Incentive Plan, the maximum aggregate number of shares which may be issued is 40,544,715 Class A ordinary shares of the Company.

In 2024, the Company’s shareholders and Board of Directors approved the 2025 Employee Stock Ownership Plan (the “2025 Plan”). Under the 2025 Plan, the maximum aggregate number of Class A ordinary shares available for issuance is 10,630,248 shares of the Company. The principal terms of the 2025 Plan are substantially the same as the A&R Share Incentive Plan.

The ordinary shares to be awarded pursuant to the A&R Share Incentive Plan and 2025 Plan (“Share Incentive Plans”) were issued by the Company and held by the ESOP Platforms. Each share option under the Share Incentive Plans have a 10-year contractual life and allow participants to purchase 0.05 of the Company's Class A ordinary shares held by the ESOP Platforms. Option awards under the Share Incentive Plans vest over either a four-year period, with 50% of the awards vesting on the second anniversary of the grant date, 25% of the awards vesting on the third anniversary and 25% vesting on the fourth anniversary, or a five-year period, with 25% vesting on the second, third, fourth and fifth anniversaries of the grant date, respectively.

The following table summarizes the Company’s share option activities under the Share Incentive Plans for the year ended December 31, 2025:

	Number of Options	Weighted Average Exercise Price per Option	Weighted Average Grant Date Fair Value per Option	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	US$	Years	US$ (in thousands)
Share options outstanding as of December 31, 2024	510,215,537	0.0586	0.0962	6.86	41,488
Granted	138,002,040	-	0.0699	-	-
Forfeited	(19,661,512)	0.0179	0.0720	-	-
Exercised	(77,496,940)	0.0011	0.0643	-	-
Share options outstanding as of December 31, 2025	551,059,125	0.0536	0.0944	6.62	34,702
Vested and expected to vest as of December 31, 2025	551,059,125	0.0536	0.0944	6.62	34,702
Exercisable as of December 31, 2025	266,297,116	0.1017	0.1101	4.58	11,797

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

The total fair value of vested share options was RMB157.0 million, RMB70.6 million and RMB58.6 million (US$8.4 million) for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, total unrecognized share-based compensation expense relating to unvested awards was RMB86.8 million (US$12.4 million) which is expected to be recognized over a weighted-average period of 2.7 years.

The weighted average grant date fair value of the share options granted during the years ended December 31, 2023, 2024 and 2025 were US$0.10, US$0.07 and US$0.07, respectively. Total intrinsic value of options exercised for the years ended December 31, 2023, 2024 and 2025 were RMB7.0 million, RMB9.3 million and RMB6.3 million (US$0.9 million).

The Group uses the binomial tree option pricing model to estimate the fair value of share options with the assistance of an independent third-party valuation firm. The assumptions used to value the share options were as follows:

	For the year ended December 31,
	2023	2024	2025
Fair value of ordinary shares (US$)	1.30-3.37	1.00-2.67	1.36-2.19
Risk-free interest rate (%)	3.52-4.77	3.88-4.52	4.12-4.58
Expected volatility (%)	54-56	53-55	54-55
Expected dividend yield	—	—	—
Life of option	10	10	10
Exercise multiple	2.5	2.5	2.5
Post-vesting forfeiture rate	—	—	—

The risk-free interest rate for periods within the contractual life of the options is based on the U.S. treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical volatility of the ordinary shares of several comparable companies in the same industry until the Company has adequate historical volatility of the share price. The dividend yield is estimated based on our expected dividend policy over the expected term of the options. The expected exercise multiple is based on management’s estimation, which the Company believes is representative of the future.

The Group recognized aggregate share-based compensation expenses for the years ended December 31, 2023, 2024 and 2025 as follows:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
		(in thousands)
Fulfillment expenses	28,573	20,653	12,874	1,840
Sales and marketing expenses	2,872	5,576	7,503	1,073
Product development expenses	70,164	56,895	29,662	4,242
General and administrative expenses	35,037	35,366	28,398	4,061
Total	136,646	118,490	78,437	11,216

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

Pursuant to Caishui [2022] No. 13, Caishui [2023] No. 6 and Caishui [2023] No. 12, for qualifying Small-Scale Enterprises (“SSE”), any part of their annual taxable income below RMB3 million is eligible for a 75% reduction from January 1, 2023 to December 31, 2027 with the reduced CIT rate of 20%. The Company’s PRC subsidiaries are generally subject to statutory income tax rate of 25% except for certain PRC subsidiaries qualifying as SSEs that are taxed at a preferential tax rate of 20%.

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

The current and deferred components of income tax expenses appearing in the consolidated statements of comprehensive (loss)/income are as follows:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
		(in thousands)
Current tax	19,420	16,016	9,159	1,310
Non-PRC	—	—	85	12
PRC	19,420	16,016	9,074	1,298
Deferred tax	—	—	—	—
Total	19,420	16,016	9,159	1,310

The Group's (loss)/income before income taxes by jurisdiction consisted of:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
		(in thousands)
Non-PRC	102,245	71,026	(19,550)	(2,795)
PRC	(174,104)	249,389	260,405	37,237
Total	(71,859)	320,415	240,855	34,442

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.
INCOME TAXES (CONTINUED)

The reconciliation of the income tax expenses for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the year ended December 31,
	2023			2024			2025
	RMB	Percent		RMB	Percent		RMB	US$	Percent
	(in thousands)
PRC statutory tax rate	(17,965)	25.0%		80,104	25.0%		60,215	8,612	25.0%
Foreign tax effects
Cayman
Statutory tax rate difference between Cayman and PRC	13,051	(18.2%	)	14,053	4.4%		(17,781)	(2,543)	(7.4%	)
Hong Kong
Non-taxable income	(38,615)	53.7%		(34,602)	(10.8%	)	—	—	—
Change in valuation allowance	—	—		—	—		3,078	440	1.3%
Other	—	—		—	—		(1,855)	(265)	(0.8%	)
Singapore
Change in valuation allowance	—	—		—	—		6,604	944	2.7%
Other	—	—		—	—		(2,076)	(297)	(0.9%	)
United Arab Emirates
Change in valuation allowance	—	—		—	—		6,281	898	2.6%
Other	—	—		—	—		(6)	(1)	0.0%
Saudi Arabia
Change in valuation allowance	—	—		—	—		10,617	1,518	4.4%
Other	—	—		—	—		85	12	0.0%
Other foreign jurisdictions	3	0.0%		2,793	0.9%		26	4	0.0%
Changes in valuation allowances	(34,680)	48.3%		(89,023)	(27.8%	)	(99,126)	(14,175)	(41.2%	)
Non-taxable or non-deductible items
SBC expense	34,161	(47.5%	)	29,623	9.2%		19,609	2,804	8.1%
Expenses without qualified invoices	44,270	(61.6%	)	—	—		—	—	—
Foreign exchange gain	(1,455)	2.0%		—	—		—	—	—
Other	(444)	0.6%		1,803	0.6%		2,090	299	0.9%
Changes in unrecognized tax benefits	10,809	(15.0%	)	5,130	1.6%		—	—	—
Other adjustments
Statutory income/expense	10,017	(13.9%	)	—	—		5,148	736	2.1%
Tax losses expired	—	—		—	—		9,464	1,353	3.9%
FIN48 interest	—	—		9,139	2.9%		6,787	971	2.8%
Other	268	(0.4%	)	(3,004)	(0.9%	)	(1)	—	0.0%
Effective tax rate	19,420	(27.0%	)	16,016	5.0%		9,159	1,310	3.8%

*The amount of certain tax effects were below the materiality threshold for disclosure and therefore not presented individually. The use of a dash (—) in the table indicates that the individual adjustment is below the threshold and not disclosed separately.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.
INCOME TAXES (CONTINUED)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Deferred tax assets:
Operating lease liabilities	354,839	390,457	55,835
Allowance for credit losses	2,710	2,699	386
Accrued expenses and other current liabilities	508	508	73
Government subsidies	25,861	24,267	3,470
Tax losses carried forward	2,813,116	2,740,726	391,918
Less: valuation allowances*	(2,840,719)	(2,768,200)	(395,847)
Total deferred tax assets, net	356,315	390,457	55,835
Deferred tax liabilities:
Operating lease right-of-use assets	(354,839)	(390,457)	(55,835)
Accelerated tax depreciation	(1,476)	—	—
Total deferred tax liabilities, net	(356,315)	(390,457)	(55,835)
Deferred tax assets/liabilities, net	—	—	—

* The Company operates through its PRC subsidiaries and evaluates the potential realization of deferred tax assets on an entity basis. The Group recorded valuation allowances against deferred tax assets of those PRC subsidiaries where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized as of December 31, 2024 and 2025. In making such determination, the Group also evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The tax losses in the PRC subsidiaries can be carried forward for five to ten years to offset future taxable income. As of December 31, 2025, the Group had tax losses of RMB10,969.2 million (US$1,568.6 million) in the PRC, which will expire between 2026 to 2030, if not utilized.

The unrecognized tax benefits of the Group as of December 31, 2023, 2024 and 2025 are as follows:

	As of December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
		(in thousands)
Balance at beginning of the year	15,000	30,817	48,606	6,950
Additions	15,817	17,789	13,333	1,907
Decreases	—	—	(9,405)	(1,345)
Settlement	—	—	—	—
Balance at end of the year	30,817	48,606	52,534	7,512

As of December 31, 2023, 2024 and 2025, the Company had recorded unrecognized tax benefit of RMB30.8 million, RMB48.6 million and RMB52.5 million (US$7.5 million), of which nil, RMB9.4 million and RMB13.3 million (US$1.9 million), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. As of December 31, 2023, 2024 and 2025, there were RMB30.8 million, RMB39.2 million and RMB39.2 million (US$5.6 million) of unrecognized tax benefits that, if ultimately recognized, will impact the effective tax rate.

The Group recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. As of December 31, 2023, 2024 and 2025, the accumulated interest and penalties related to unrecognized tax benefits recorded by the Group were nil, RMB9.1 million and RMB15.9 million (US$2.3 million), respectively.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.
INCOME TAXES (CONTINUED)

As of December 31, 2025, the tax years ended December 31, 2022 through period ended December 31, 2025 remain open to examination by the PRC tax authorities.

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.
REDEEMABLE NONCONTROLLING INTERESTS

One of the Group’s subsidiaries has issued and outstanding preferred shares to third-party investors which may be redeemed by the preferred shareholders at any time after (i) a Qualified IPO of the subsidiary does not occur by January 27, 2028; or (ii) the occurrence of certain events including breach or violation of applicable laws or regulations. The preferred shareholders shall be entitled to receive prior and in preference to any distribution of any of the assets or funds of the Company to the holders of ordinary shares the amount equal to the sum of 100% of the original issuance price for each preferred share, and 8% annual compound interest calculated from the actual payment date of the issuance price for the preferred shares, plus all declared and accrued but unpaid dividends. As the Group does not solely control the redemption event, these preferred shares are accounted for as redeemable noncontrolling interests.

The Group accounts for the changes in accretion to the redemption value in accordance with ASC 480, Distinguishing Liabilities from Equity. The Group elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests.

The movement in the carrying value of the redeemable noncontrolling interests is as follows:

	Redeemable noncontrolling interests
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Balance at the beginning of the year	116,090	125,405	17,933
Accretion of redeemable noncontrolling interests	9,315	10,030	1,434
Balance at the end of the year	125,405	135,435	19,367

16.
NET (LOSS)/EARNINGS PER SHARE

Basic and diluted net (loss)/earnings per share for the years ended December 31, 2023, 2024 and 2025 are calculated as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(91,279)	304,399	231,696	33,132
Accretion of redeemable noncontrolling interests	(8,600)	(9,315)	(10,030)	(1,434)
Numerator for computing net (loss)/earnings per share	(99,879)	295,084	221,666	31,698

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.
NET (LOSS)/EARNINGS PER SHARE (CONTINUED)

			For the year ended December 31,
		(Amounts in thousands of RMB and US$, except for number of shares and per share data)
	2023		2024		2025
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
(Loss)/earnings per share—basic:
Numerator:
Numerator for computing basic net (loss)/earnings per share	(83,116)	(16,763)	245,436	49,468	184,475	26,380	37,191	5,318
Denominator:
Weighted average number of ordinary shares outstanding	270,432,437	54,543,800	269,642,904	54,543,800	270,544,884	270,544,884	54,543,800	54,543,800
Denominator used for basic EPS	270,432,437	54,543,800	269,642,904	54,543,800	270,544,884	270,544,884	54,543,800	54,543,800
(Loss)/earnings per share—basic	(0.31)	(0.31)	0.91	0.91	0.68	0.10	0.68	0.10
(Loss)/Earnings per share—diluted:
Numerator:
Numerator for computing diluted net (loss)/earnings per share	(83,116)	(16,763)	246,197	48,887	185,815	26,571	35,851	5,127
Denominator:
Weighted average number of ordinary shares outstanding	270,432,437	54,543,800	269,642,904	54,543,800	270,544,884	270,544,884	54,543,800	54,543,800
Share-based awards	-	-	5,042,598	-	12,153,180	12,153,180	-	-
Denominator used for diluted EPS	270,432,437	54,543,800	274,685,502	54,543,800	282,698,064	282,698,064	54,543,800	54,543,800
(Loss)/Earnings per share—diluted	(0.31)	(0.31)	0.90	0.90	0.66	0.09	0.66	0.09

28,384,149, 29,186,898 and 25,633,489 Class A ordinary shares were held by the ESOP platforms as of December 31, 2023, 2024 and 2025 are considered issued but not outstanding (Note 13) and therefore, not included in the calculation of basic and diluted net (loss)/earnings per share.

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

18.
RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted net assets amounted to approximately RMB224.0 million (US$32.0 million) of the Company’s total consolidated net assets as of December 31, 2025. In accordance with Rule 12-04 of Regulation S-X, the parent company only condensed financial information is disclosed in Note 20.

19.
COMMITMENTS AND CONTINGENCIES

Capital expenditure commitment

As of December 31, 2025, the Company has outstanding capital expenditure commitments for construction projects consisting of the following:

	RMB	US$
	(in thousands)
As of December 31, 2025	12,021	1,719

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

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	172	1,317	188
Amounts due from subsidiaries	799,288	1,036,684	148,245
Other current assets	754	3,256	466
Total current assets	800,214	1,041,257	148,899
TOTAL ASSETS	800,214	1,041,257	148,899
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	1,603	475	68
Total current liabilities	1,603	475	68
TOTAL LIABILITIES	1,603	475	68
Shareholders’ equity
Class A ordinary shares	3	3	1
Class B ordinary shares	1	1	-
Additional paid-in capital	14,181,030	14,260,014	2,039,155
Treasury stock	(51,176)	(59,969)	(8,575)
Accumulated deficit	(13,384,881)	(13,163,215)	(1,882,315)
Accumulated other comprehensive income	53,634	3,948	565
TOTAL SHAREHOLDERS’ EQUITY	798,611	1,040,782	148,831
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	800,214	1,041,257	148,899

DINGDONG (CAYMAN) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive (loss)/income

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses
General and administrative expenses	(134,599)	(126,182)	(81,775)	(11,694)
Total operating expenses	(134,599)	(126,182)	(81,775)	(11,694)
Loss from operations	(134,599)	(126,182)	(81,775)	(11,694)
Interest income	1,065	212	514	74
Other (expenses)/income, net	(55,317)	(48,732)	73,948	10,574
Share of income of subsidiaries	88,972	469,786	228,979	32,743
Net (loss)/income	(99,879)	295,084	221,666	31,697
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustments	33,055	32,465	(49,686)	(7,105)
Comprehensive (loss)/income	(66,824)	327,549	171,980	24,592
Comprehensive (loss)/income attributable to ordinary shareholders	(66,824)	327,549	171,980	24,592

Condensed statements of cash flows

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(6,017)	(13,497)	(6,093)	(871)
Net cash (used in)/generated from investing activities	(28,219)	38,673	15,859	2,266
Net cash generated from/(used in) financing activities	3,341	(29,964)	(8,607)	(1,230)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(629)	(42)	(14)	(2)
Net (decrease)/increase in cash and cash equivalents	(31,524)	(4,830)	1,145	163
Cash and cash equivalents at beginning of the year	36,526	5,002	172	25
Cash and cash equivalents at end of the year	5,002	172	1,317	188

(a)
Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10 Investment-Equity Method and Joint Ventures, such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of the subsidiaries’ income as “Share of income of subsidiaries” on the condensed statements of comprehensive (loss)/income. Under the equity method of accounting, the Company’s carrying amount of its investment in subsidiaries for its share of the subsidiaries cumulative losses were reduced to nil and the carrying amount of “Amounts due from subsidiaries” was further adjusted in prior periods.

Equity-method accounting ceases when the carrying amount of the investment, including any additional financial support, in subsidiaries is reduced to zero unless the parent company has guaranteed obligations of the subsidiaries or is otherwise committed to providing further financial support. When the subsidiaries subsequently report net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net income not recognized during the period the equity method was suspended. Also, the parent company resumes applying the equity method in reverse order of the application of the equity method losses (i.e. applied to the adjusted basis of “Amounts due from subsidiaries” before its investment in subsidiaries).

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

The Company does not have significant commitments or long-term obligations as of December 31, 2025 other than those disclosed in Note 19.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.

21.
SUBSEQUENT EVENT

On February 5, 2026, the Company entered into a definitive Share Purchase Agreement (the “SPA”) with Two Hearts Investments Limited (the “Buyer”, a wholly-owned subsidiary of Meituan, a Hong Kong listed company) to sell all issued and outstanding shares of Dingdong Fresh Holding Limited (“Dingdong BVI”), which holds substantially all of the Company’s operations in China (the “Disposal Transaction”).

Under the terms of the SPA, based on the balance sheet as of December 31, 2025, and after Dingdong (Cayman) Limited receives total cash not exceeding US$280 million from Dingdong BVI and its subsidiaries (provided that the remaining net cash of Dingdong BVI and its subsidiaries on a consolidated basis shall not be less than US$150 million), the Buyer shall pay total cash consideration of US$717 million in exchange for all issued and outstanding shares of Dingdong BVI. This amount is subject to adjustments based on net cash, net working capital and debt-like items of Dingdong BVI as defined in the SPA. The adjusted cash consideration is payable in two installments: (i) 90% of the consideration payable at closing, and (ii) the remaining 10% payable following the Company’s settlement of applicable taxes related to the Disposal Transaction.

The Disposal Transaction is subject to the satisfaction or waiver of various customary conditions, including the receipt of antitrust and other required regulatory approvals. Either party shall have the right to terminate the SPA if the closing has not occurred twelve months after the date of the SPA (or such longer period as otherwise agreed in writing by the parties) for any reason not attributable to such party. As of the date of the consolidated financial statements, the Disposal Transaction has not closed.

The Company’s management has evaluated and concluded that as of December 31, 2025, the disposal group described above did not meet the criteria for classification as held for sale or discontinued operations in the consolidated financial statements.